As filed with the Securities and Exchange Commission on November 30, 2009
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OXiGENE, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2836	13-3679168
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

701 Gateway Boulevard, Suite 210
South San Francisco, CA 94080
(650) 635-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter J. Langecker, M.D., Ph.D.
Chief Executive Officer
OXiGENE, Inc.
701 Gateway Boulevard, Suite 210
South San Francisco, CA 94080
(650) 635-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to: Jonathan L. Kravetz, Esq. Megan N. Gates, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	With a copy to: Laura Berezin, Esq. Michael Tenta, Esq. Cooley Godward Kronish, LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement and the effective time of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee
Common Stock, $0.01 par value	25,069,926(1)	N/A	$15,041,955(2)	$839.34

(1)	Represents the estimated maximum number of shares of common stock of OXiGENE, Inc. to be issued to the holders of VaxGen, Inc. securities in connection with the merger of OXiGENE Merger Sub, Inc., a wholly-owned subsidiary of OXiGENE, Inc., with VaxGen, Inc., including 989,829 shares of OXiGENE common stock issuable upon the exercise of outstanding warrants to purchase VaxGen common stock to be assumed by OXiGENE at the closing of the merger, assuming an exchange ratio of 0.4719 of a share of OXiGENE common stock for each share of VaxGen common stock.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and 457(f) under the Securities Act of 1933, as amended, and based upon $0.60, the average of the bid and asked prices of VaxGen common stock as reported on the OTC Bulletin Board on November 25, 2009.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2009

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Stockholders of OXiGENE, Inc. and VaxGen, Inc:

On October 14, 2009, OXiGENE, Inc., which we refer to as OXiGENE, and VaxGen, Inc., which we refer to as VaxGen, entered into a merger agreement pursuant to which a subsidiary of OXiGENE will merge with and into VaxGen, with VaxGen continuing as a wholly-owned subsidiary of OXiGENE. The boards of directors of OXiGENE and VaxGen believe that the merger of the two companies will create more value than either company could achieve individually.

As a result of the merger and based on shares of OXiGENE and VaxGen common stock outstanding on October 14, 2009, each share of VaxGen common stock held immediately prior to the effective time of the merger will be converted into approximately 0.4719 of a share of OXiGENE common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on the amount of VaxGen’s net cash, less certain expenses and liabilities, on a date shortly before the anticipated closing date of the merger. As a result of the merger, OXiGENE may issue up to an aggregate of approximately 24.1 million shares of OXiGENE common stock to holders of VaxGen common stock, together with cash in lieu of fractional shares of OXiGENE common stock, subject to adjustment as described in this joint proxy statement/prospectus. Assuming no adjustment to the merger consideration, approximately 15.6 million of these shares will be issued at the closing, and approximately 8.5 million of these shares will be placed into an escrow account, to be released upon the occurrence of certain events, as described in this joint proxy statement/prospectus. Immediately after the closing, assuming no adjustments in the exchange ratio for changes to VaxGen’s closing net cash from target net cash, the VaxGen stockholders are expected to own approximately 20% of the outstanding shares of the combined company, and OXiGENE stockholders are expected to own approximately 80%. If all of the escrowed shares are released, OXiGENE anticipates that VaxGen stockholders would own approximately 28% of the outstanding shares of the combined company, and OXiGENE stockholders would be expected to own approximately 72%, assuming no further issuances of stock by OXiGENE.

The combined company will continue to be named OXiGENE, Inc. and shares of the combined company will be traded on the NASDAQ Global Market under the symbol “OXGN” and on the NASDAQ OMX Stockholm Exchange under the symbol “OXGN.SE”. If the merger is completed, shares of VaxGen common stock will no longer be quoted on the OTC Bulletin Board. On November 27, 2009, the closing price per share of OXiGENE common stock was $1.18 and the closing price per share of VaxGen common stock was $0.65, as reported by the NASDAQ Global Market and the OTC Bulletin Board, respectively.

At the effective time of the merger, all outstanding warrants to purchase VaxGen common stock that are unexercised and which by their terms will survive the merger will be assumed by OXiGENE and become warrants to purchase OXiGENE common stock in accordance with their terms. Upon the effective time of the merger, all unexercised options to purchase VaxGen common stock will terminate.

Upon completion of the merger, holders of OXiGENE common stock and holders of warrants and options to purchase shares of OXiGENE common stock will continue to own and hold, respectively, their existing shares of OXiGENE stock and warrants and options for OXiGENE common stock.

Consummation of the merger is subject to certain conditions, as described in more detail in this joint proxy statement/prospectus.

OXiGENE and VaxGen each are holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger. At the OXiGENE special meeting, which will be held at [          ] local time, on [          ], [          ], 200[  ] at the [          ], unless postponed or adjourned to a later date, OXiGENE will ask its stockholders to, among other things, approve the issuance of

shares of OXiGENE common stock in the merger. At the VaxGen special meeting, which will be held at 9:00 a.m. local time, on [          ], [          ], 200[ ] at the Radisson Hotel, 5000 Sierra Point Parkway, Brisbane, California, unless postponed or adjourned to a later date, VaxGen will ask its stockholders to, among other things, approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger.

After careful consideration, the OXiGENE and VaxGen boards of directors have unanimously approved the merger agreement and related transactions. The OXiGENE board of directors recommends that OXiGENE stockholders vote “FOR” the issuance of shares of OXiGENE common stock in the merger. The VaxGen board of directors recommends that VaxGen stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger.

This joint proxy statement/prospectus describes the proposed merger and related transactions in more detail. OXiGENE and VaxGen urge you to read this entire document carefully, including the merger agreement, which is included as Annex A. For a discussion of risk factors you should consider in evaluating the merger, see the section entitled “Risk Factors” beginning on page 21.

OXiGENE and VaxGen are excited about the opportunities that the proposed merger brings to both OXiGENE and VaxGen stockholders and thank you for your consideration and continued support.

/s/ Peter J. Langecker	/s/ James P. Panek
Peter J. Langecker, M.D., Ph.D.	James P. Panek
Chief Executive Officer	President
OXiGENE, Inc.	VaxGen, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the OXiGENE common stock to be issued pursuant to the merger or determined if the information in this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [          ], 2009 and is first being mailed or otherwise delivered to stockholders of OXiGENE and VaxGen on or about [          ], 2009.

OXiGENE, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On [           ], 20[   ]

Dear OXiGENE Stockholder:

A special meeting of the stockholders of OXiGENE, Inc. will be held on [          ], 20[  ] at [          ] a.m., local time, at [          ], for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of shares of OXiGENE common stock pursuant to the Agreement and Plan of Merger, dated as of October 14, 2009, by and among OXiGENE, Inc., OXiGENE Merger Sub, Inc., VaxGen, Inc. and James P. Panek, as representative of the VaxGen stockholders, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice.

2. To consider and vote upon a proposal to approve an adjournment of the OXiGENE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1.

3. To consider and vote upon a proposal to approve an amendment to OXiGENE’s Restated Certificate of Incorporation to increase the authorized number of shares of OXiGENE common stock, $0.01 par value per share, from 150,000,000 to 175,000,000.

Stockholders also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

The board of directors of OXiGENE has fixed [          ], 2009 as the record date for the determination of OXiGENE stockholders entitled to notice of, and to vote at, the OXiGENE special meeting or any adjournments or postponements of the OXiGENE special meeting. Only holders of record of OXiGENE common stock at the close of business on the OXiGENE record date are entitled to notice of, and to vote at, the OXiGENE special meeting. At the close of business on the record date, OXiGENE had [          ] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes cast on Proposal Nos. 1 and 2 is required for approval of OXiGENE Proposal Nos. 1 and 2. The affirmative vote of holders of a majority of OXiGENE common stock outstanding on the record date for the OXiGENE special meeting is required for approval of OXiGENE Proposal No. 3.

Even if you plan to attend the OXiGENE special meeting in person, OXiGENE requests that you complete, sign and return the enclosed proxy and thus ensure that your shares will be represented at the OXiGENE special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of OXiGENE Proposal Nos. 1 through 3. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the OXiGENE special meeting and will have the effect of a vote against OXiGENE Proposal No. 3. If you do attend the OXiGENE special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

The OXiGENE board of directors has determined that the merger agreement and the transactions contemplated by it, including the merger and the issuance of shares of OXiGENE common stock in the merger, are advisable and in the best interests of OXiGENE and its stockholders. The OXiGENE board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated by it, including the merger and the issuance of shares of OXiGENE common stock in the merger, and recommends that OXiGENE stockholders vote “FOR” the issuance of shares of OXiGENE common stock in the merger, “FOR” the adjournment of the OXiGENE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1 and “FOR” an amendment to OXiGENE’s Restated Certificate of Incorporation to increase the number of authorized shares of OXiGENE common stock.

By Order of the Board of Directors,

/s/  James B. Murphy

James B. Murphy
Chief Financial Officer

[           ], 2009
South San Francisco, CA

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2009

SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [          ]
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

A special meeting of VaxGen stockholders will be held on [          ] at 9:00 a.m., Pacific Standard Time (PST) at the Radisson Hotel, 5000 Sierra Point Parkway, Brisbane, California for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of October 14, 2009 by and among OXiGENE, Inc., VaxGen, Inc., OXiGENE Merger Sub, Inc. and James P. Panek as the VaxGen stockholder representative, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger, and

2.	A proposal to adjourn the VaxGen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the first proposal.

Stockholders also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

The board of directors of VaxGen has fixed [          ], 2009 as the record date for the determination of VaxGen stockholders entitled to notice of, and to vote at, the VaxGen special meeting or any adjournments or postponements of the VaxGen special meeting. Only holders of record of VaxGen common stock at the close of business on the VaxGen record date are entitled to notice of, and to vote at, the VaxGen special meeting. At the close of business on the record date, VaxGen had [          ] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of holders of a majority of the VaxGen common stock outstanding on the record date for the VaxGen special meeting is required for approval of VaxGen Proposal No. 1. The affirmative vote of holders of a majority of the shares of VaxGen common stock present in person or represented by proxy and entitled to vote on Proposal No. 2 is required for approval of VaxGen Proposal No. 2.

All VaxGen stockholders are cordially invited to attend the VaxGen special meeting in person. Even if you plan to attend the VaxGen special meeting in person, VaxGen requests that you complete, sign and return the enclosed proxy or voter instruction card, and thus ensure that your shares will be represented at the VaxGen special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of VaxGen Proposal Nos. 1 and 2. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the VaxGen special meeting and will have the same effect as a vote against VaxGen Proposal No. 1. If you do attend the VaxGen special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

The VaxGen board of directors has determined that the merger agreement and the transactions contemplated by it are advisable and in the best interests of VaxGen and its stockholders. The VaxGen board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated by it, including the merger, and recommends that VaxGen stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, and “FOR” the adjournment of the VaxGen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of VaxGen Proposal No. 1.

This joint proxy statement/prospectus provides you with information about VaxGen, OXiGENE and the proposed transaction. We encourage you to read carefully the entire joint proxy statement/prospectus. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 21.

/s/  James P. Panek
James P. Panek
President
VaxGen, Inc.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus forms a part of a registration statement on Form S-4 filed by OXiGENE, Inc., or OXiGENE, with the U.S. Securities and Exchange Commission, or SEC. It constitutes a prospectus of OXiGENE under Section 5 of the Securities Act of 1933, as amended, or the Securities Act, and the rules thereunder, with respect to the shares of OXiGENE common stock to be issued or issuable to holders of securities of VaxGen, Inc., or VaxGen, in the merger. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the OXiGENE special meeting of stockholders at which OXiGENE stockholders will consider and vote on the issuance of shares of OXiGENE common stock in the merger and an amendment to OXiGENE’s Restated Certificate of Incorporation. It also constitutes a proxy statement of VaxGen under Section 14(a) of the Exchange Act and the rules thereunder and a notice of meeting with respect to the VaxGen special meeting of stockholders at which VaxGen stockholders will consider and vote on the adoption of the merger agreement and the transaction contemplated thereby, including the merger.

OXiGENE has supplied all information contained in this joint proxy statement/prospectus relating to OXiGENE and VaxGen has supplied all information contained in this joint proxy statement/prospectus relating to VaxGen.

If you would like to request documents from OXiGENE or VaxGen, please send a request in writing, by telephone or email to either OXiGENE or VaxGen at the following address:

OXiGENE, Inc.	VaxGen, Inc.
701 Gateway Boulevard, Suite 210	379 Oyster Point Boulevard, Suite 10
South San Francisco, California 94080	South San Francisco, California 94080
info@oxigene.com	InvestorRelations@vaxgen.com
(650) 635-7000	(650) 624-1000.

If you would like to request documents, please do so by [          ], 20[  ] in order to receive them before the special meetings. See “Where You Can Find More Information” beginning on page 216.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger. This section, however, only provides summary information. These questions and answers may not address all issues that may be important to you as an OXiGENE or VaxGen stockholder. You should carefully read the entire joint proxy statement/prospectus, including each of the annexes.

Q:	What is the merger?

A:	On October 14, 2009, OXiGENE, Inc. entered into a definitive Agreement and Plan of Merger with OXiGENE Merger Sub, Inc., VaxGen, Inc. and James P. Panek, as representative of the VaxGen stockholders, that contains the terms and conditions of the proposed merger of OXiGENE and VaxGen. The Agreement and Plan of Merger is referred to in this joint proxy statement/prospectus as the merger agreement. Under the merger agreement, a subsidiary of OXiGENE will merge with and into VaxGen, with VaxGen continuing as a wholly-owned subsidiary of OXiGENE. This transaction is referred to as the merger.

As a result of the merger, based on shares of OXiGENE and VaxGen common stock outstanding on October 14, 2009, each share of VaxGen common stock held immediately prior to the effective time of the merger will be converted into approximately 0.4719 shares of common stock of OXiGENE, subject to certain adjustments. The actual exchange ratio will be determined immediately prior to the closing of the merger.

Q:	Why are the companies proposing the merger?

A:	OXiGENE and VaxGen both believe that the merger of the two companies will create more value than either company could achieve individually. For a more complete description of the reasons for the merger, see the sections entitled “The Merger — OXiGENE Reasons for the Merger” beginning on page 58 and “The Merger — VaxGen Reasons for the Merger” beginning on page 61.

Q:	What will I receive in the merger?

A:	OXiGENE Stockholders. Each share of OXiGENE common stock held by OXiGENE stockholders immediately before the effective time of the merger will continue to represent one share of OXiGENE common stock of the combined company after the effective time of the merger. In other words, OXiGENE stockholders will receive no consideration in the merger and the merger will not change the number of shares of OXiGENE common stock an OXiGENE stockholder currently owns.

VaxGen Stockholders. Based on shares of OXiGENE and VaxGen common stock outstanding on October 14, 2009, VaxGen stockholders will have the right to receive approximately 0.4719 of a share of OXiGENE common stock for every one share of VaxGen common stock held immediately prior to the effective time of the merger, subject to potential upward or downward adjustment as described in the merger agreement. The actual exchange ratio will be determined immediately prior to the closing of the merger. At the closing of the transaction based on shares of OXiGENE and VaxGen common stock outstanding on October 14, 2009, OXiGENE will issue 15,622,549 shares of OXiGENE common stock in exchange for all outstanding shares of VaxGen common stock. The aggregate number of shares issued at closing will be subject to adjustment based on the number of OXiGENE and VaxGen shares of common stock outstanding on the closing date and if VaxGen’s net cash, as of a date shortly before the closing, as agreed by both parties, less certain expenses and liabilities, is greater or less than target net cash of approximately $33,200,000. VaxGen currently estimates that its net cash at closing will be less than the target net cash, depending on the actual closing date and based on estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. The remaining 8,457,548 shares of OXiGENE common stock will be held in a segregated escrow account for a maximum of two years from the date of closing. The shares placed in escrow will be released to the former VaxGen stockholders upon the occurrence of certain events described in the merger agreement. These events relate primarily to settlement or offset of VaxGen’s obligations under its lease of facilities in South San Francisco, the non-realization of certain contingent liabilities of VaxGen within two years of closing, and to the potential award of a procurement contract to Emergent BioSolutions, or EBS, by the U.S. Government for which VaxGen is eligible to receive milestone and royalty payments in connection with EBS’ May 2008 acquisition of VaxGen’s recombinant protective antigen, or rPA, anthrax vaccine product candidate and related technology. Any shares not so issued will be released to OXiGENE at the end of such two-year period. VaxGen stockholders will receive cash for any fractional shares of OXiGENE common stock that they would otherwise receive in the merger. Please see “The Merger — Merger Consideration, Adjustments and Escrow” on page 80 for additional information.

Q:	What will happen to options or other stock-based awards to acquire VaxGen common stock?

A:	All vested options to purchase shares of VaxGen common stock will be fully exercisable until immediately prior to the effective time of the merger, at which time any unexercised options will terminate.

Q:	What will happen to warrants to acquire VaxGen common stock?

A:	OXiGENE will assume all outstanding warrants to purchase VaxGen common stock, which will be exercisable following the merger, unless such warrants are earlier terminated in accordance with their terms. The numbers of shares subject to the warrants and the warrants’ exercise prices will be adjusted based on the exchange ratio in the merger.

Q:	Can the value of the transaction change between now and the time the merger is completed?

A:	Yes. The value of OXiGENE common stock can change between now and the time the merger is completed and the exchange ratio is subject to adjustment based on the number of shares of common stock of OXiGENE and VaxGen outstanding immediately prior to the closing and VaxGen’s net cash as of immediately prior to the closing, less certain expenses and liabilities. The actual exchange ratio will be determined immediately prior to the closing of the merger. However, the initial percentage ownership of VaxGen stockholders will not change based on changes in the number of outstanding shares of common stock of OXiGENE and VaxGen. At the closing of the transaction based on the number of shares of common stock of OXiGENE and VaxGen outstanding immediately prior to the closing, OXiGENE will issue 15,622,549 shares of OXiGENE common stock in exchange for all outstanding shares of VaxGen common stock, subject to adjustment if VaxGen’s net cash, as of a date shortly before the closing, as agreed by both parties, less certain expenses and liabilities, is greater or less than the target net cash of approximately $33,200,000. Based on shares of common stock outstanding as of the date of the merger agreement, this meant that at closing each share of VaxGen common stock would be exchanged for 0.4719 of a share of OXiGENE common stock, which we refer to as the exchange ratio. VaxGen currently estimates that its net cash at closing will be less than the target net cash, depending on the actual closing date and based on estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. The remaining 8,457,548 shares of OXiGENE common stock will be held in a segregated escrow account for a maximum of two years from the date of closing. See “The Merger Agreement — Merger Consideration, Adjustments and Escrow” beginning on page 80 for additional information. The exchange ratio will not change if the market value of OXiGENE common stock changes. Therefore, the market value of the total transaction, and of the OXiGENE common stock issued to VaxGen stockholders in the merger, will increase or decrease as the market value of OXiGENE common stock increases or decreases.

Q:	Who will be the directors and executive officers of the combined company following the merger?

A:	Following the merger, the board of directors of OXiGENE, sometimes referred to herein as the combined company, will be as follows:

Current Principal
Name	Affiliation

William N. Shiebler	OXiGENE
Roy Hampton Fickling	OXiGENE
Mark Kessel	OXiGENE
Arthur B. Laffer	OXiGENE
William D. Schwieterman	OXiGENE
Alastair J.J. Wood	OXiGENE
Franklin M. Berger	VaxGen
Lori F. Rafield	VaxGen

William Shiebler, OXiGENE’s chairman of the board, will continue as chairman of the board of the combined company.

Following the merger, the executive officers of the combined company will be the current executive officers of OXiGENE, who are as follows:

Name	Position

Peter J. Langecker	Chief Executive Officer
James B. Murphy	Vice President and Chief Financial Officer
David Chaplin	Chief Scientific Officer and Head of Research and Development

Q:	What will happen to OXiGENE or VaxGen if, for any reason, the merger does not close?

A:	OXiGENE and VaxGen have invested significant time and incurred, and expect to continue to incur, significant expenses related to the proposed merger. In the event the merger does not close, each of OXiGENE and VaxGen will review all alternatives then available to it. However, OXiGENE or VaxGen may not be able to consummate an alternative transaction on favorable terms, or at all. Failure to complete the merger could result in other adverse effects, as discussed in “Risk Factors — Risks Related to the Merger” beginning on page 22.

Q:	What are the conditions to the consummation of the merger?

A:	Each party’s obligation to complete the merger is subject to the satisfaction or waiver (if permissible) by the parties, at or prior to the merger, of various conditions, which include the following:

• the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

• the adoption and approval of the merger agreement and merger by the requisite vote of the VaxGen stockholders;

• the approval of the issuance of OXiGENE common stock pursuant to the merger agreement by the requisite vote of the OXiGENE stockholders;

• the absence of any legal prohibition to completing the merger;

• subject to certain exceptions, the accuracy of the representations and warranties made by VaxGen and by OXiGENE;

• the receipt and approval by OXiGENE of an environmental report relating to VaxGen’s leased facilities;

• the receipt of any required governmental or third party consents; and

• the absence of any material adverse effect on VaxGen or OXiGENE.

Q:	When do OXiGENE and VaxGen expect the merger to be consummated?

A:	The merger will be completed upon the filing of a certificate of merger with the Secretary of State of Delaware, but such filing will only be made upon the satisfaction or waiver (if permissible) of the conditions specified in the merger agreement, including receipt of the necessary approvals of OXiGENE and VaxGen stockholders at their respective special meetings and other customary closing conditions. It is possible that factors outside the control of OXiGENE and VaxGen could result in the merger not being completed or being completed later than expected. Although the exact timing of completion of the merger cannot be predicted with certainty, OXiGENE and VaxGen anticipate completing the merger in the first quarter of 2010.

QUESTIONS AND ANSWERS FOR OXIGENE STOCKHOLDERS ABOUT
THE OXIGENE SPECIAL MEETING

The following section provides answers to frequently asked questions about the OXiGENE special meeting of stockholders. This section, however, only provides summary information. These questions and answers may not address all issues that may be important to you as an OXiGENE stockholder. You should carefully read the entire joint proxy statement/prospectus, including each of the annexes.

Q:	What proposals will be voted on at the OXiGENE special meeting?

A:	The following proposals will be voted on at the OXiGENE special meeting:

• To consider and vote upon a proposal to approve the issuance of shares of OXiGENE common stock pursuant to the Agreement and Plan of Merger, dated as of October 14, 2009, by and among OXiGENE, Inc., OXiGENE Merger Sub, Inc., VaxGen, Inc. and James P. Panek, as representative of the VaxGen stockholders, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

• To consider and vote upon a proposal to approve an adjournment of the OXiGENE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1.

• To consider and vote upon a proposal to approve an amendment to OXiGENE’s Restated Certificate of Incorporation to increase the authorized number of shares of OXiGENE common stock, $0.01 par value per share, from 150,000,000 to 175,000,000.

Q:	What risks should I consider before I vote on the proposed merger transaction?

A:	You should review the section entitled “Risk Factors” beginning on page 21.

Q:	How does the OXiGENE board of directors recommend that OXiGENE stockholders vote?

A:	After careful consideration, the OXiGENE board of directors unanimously has approved the merger agreement, including the merger and issuance of shares of OXiGENE common stock in the merger, and each of the proposals described in this joint proxy statement/prospectus that OXiGENE stockholders are being asked to consider, and has determined that they are advisable, fair to and in the best interests of OXiGENE stockholders. Accordingly, the OXiGENE board of directors unanimously recommends that OXiGENE stockholders vote “FOR” each such proposal.

Q:	Can I dissent and require appraisal of my shares?

A:	No. Under the Delaware General Corporation Law, OXiGENE stockholders will not have appraisal rights in connection with the merger. See “The Merger — Appraisal Rights” beginning on page 85.

Q:	When and where is the OXiGENE special meeting?

A:	The OXiGENE special meeting of stockholders will be held on [ ], 20[ ] at [ ], local time, at the [ ] to consider and vote on the proposals related to the merger agreement and the transactions contemplated by it. For additional information relating to the OXiGENE special meeting, please see the section entitled “The Special Meeting of OXiGENE Stockholders” beginning on page 41.

Q:	Who is soliciting my proxy?

A:	This proxy is being solicited by the OXiGENE board of directors.

Q:	What do I do now?

A:	OXiGENE urges you to carefully read and consider this joint proxy statement/prospectus, including its annexes, and consider how the proposed merger affects you.

In order for your shares to be represented at the OXiGENE special meeting:

• you can vote by telephone or through the Internet by following the instructions included on your proxy card;

• you can indicate on the enclosed proxy card how you would like to vote and sign and return the proxy card in the accompanying pre-addressed postage paid envelope; or

• you can attend the OXiGENE special meeting in person.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Q:	Who is entitled to vote at the OXiGENE special meeting?

A:	Every stockholder of OXiGENE on the record date is entitled to vote at the OXiGENE special meeting. Holders of record of OXiGENE common stock at the close of business on [ ], 2009 are entitled to notice of and to vote at the OXiGENE special meeting. As of [ ], 2009, [ ] shares of OXiGENE common stock were issued and outstanding and entitled to vote.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with OXiGENE’s transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” These proxy materials are sent to you by mail directly by OXiGENE.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in street name. These proxy materials are forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares held in your account.

Q:	If I am a stockholder of record of OXiGENE stock, how do I vote?

A:	You may vote by proxy by mail. Alternatively, if you are a stockholder of record, you may vote in person at the OXiGENE special meeting. You will receive a ballot when you arrive.

Q:	If I am a beneficial owner of shares held in street name, how do I vote?

A:	You may submit voting instructions by proxy over the Internet or by mail or by telephone. If you are a beneficial owner of shares held in street name and you wish to vote in person at the OXiGENE special meeting, you must obtain a valid proxy from the organization that holds your shares.

Q:	What can I do if I change my mind after I vote my shares?

A:	A stockholder of record may revoke its proxy at any time before it is used on the date of the OXiGENE special meeting by delivering to the secretary of OXiGENE:

• written notice of revocation,

• a duly executed proxy bearing a later date or time than that of the previously submitted proxy, or

• a later dated vote by the Internet, telephone, or a ballot cast in person at the OXiGENE special meeting.

If you are a beneficial owner of OXiGENE shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You also may vote in person if you obtain a legal proxy as described in the answer to the previous question. All shares that have been properly voted and not revoked will be voted at the OXiGENE special meeting.

Q:	What shares are included on the proxy card?

A:	If you are a OXiGENE stockholder of record you will receive only one proxy card for all the OXiGENE shares you hold in certificate form and in book-entry form.

If you are a beneficial owner, you will receive voting instructions, and information regarding consolidation of your vote, from your bank, broker or other holder of record.

x

Q:	What are the voting requirements to approve each of the proposals that will be voted on at the OXiGENE special meeting?

A:

Proposal	Vote Required

Approval of the issuance of shares of OXiGENE common stock pursuant to the merger agreement	Majority of the shares of OXiGENE common stock cast for the proposal

Approval of adjournment of the OXiGENE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the first proposal	Majority of the shares of OXiGENE common stock cast for the proposal

Approval of an amendment to
OXiGENE’s Restated Certificate of
Incorporation to increase the
authorized number of shares of
OXiGENE common stock, $0.01 par
value per share, from 150,000,000 to
175,000,000	Majority of the outstanding OXiGENE common stock entitled to vote

In connection with the execution of the merger agreement, certain of OXiGENE’s directors, executive officers and stockholders, who collectively held approximately 45 percent of the outstanding shares of OXiGENE common stock as of the date of the merger agreement, entered into a voting agreement with VaxGen and OXiGENE, pursuant to which each stockholder agreed to vote all of their shares of OXiGENE capital stock in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger, and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transactions contemplated thereby.

See the section entitled “Agreements Related to the Merger — Voting Agreements” beginning on page 97 for more information regarding these voting agreements.

Q:	What constitutes a quorum at the special meeting?

A:	The presence at the OXiGENE special meeting, either in person or by proxy, of the holders of a majority of the outstanding shares of OXiGENE common stock shall constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Q:	Could other matters be decided at the OXiGENE special meeting?

A:	As of the date of this joint proxy statement/prospectus, neither OXiGENE nor VaxGen knew of any matters to be raised at the OXiGENE special meeting other than those referred to in this joint proxy statement/prospectus. If other matters are properly presented at the OXiGENE special meeting for consideration, the proxy holders will have the discretion to vote on those matters for you.

Q:	Who will count the vote?

A:	A representative of American Stock Transfer & Trust Company, OXiGENE’s transfer agent, will tabulate the votes and act as inspector of the election.

Q:	What is “householding” and how does it affect me?

A:	OXiGENE has adopted a procedure approved by the SEC called “householding.” Under this procedure, OXiGENE stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus, unless one or more of these stockholders notifies OXiGENE that they wish to continue receiving individual copies. This procedure will reduce OXiGENE’s printing costs and postage fees.

If you are eligible for householding, but you and other OXiGENE stockholders of record with whom you share an address currently receive multiple copies of this joint proxy statement/prospectus, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of such document for your household, please contact OXiGENE’s transfer agent, American Stock Transfer & Trust Company, by calling their toll free number, 1-800-937-5449.

If you participate in householding and wish to receive a separate copy of this joint proxy statement/prospectus, or if you do not wish to participate in householding and prefer to receive separate copies of similar documents in the future, please contact American Stock Transfer & Trust Company as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Q:	Who is paying for this proxy solicitation?

A:	OXiGENE and VaxGen will share equally the cost of soliciting proxies, including the printing, mailing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to send proxies and proxy materials to beneficial owners of OXiGENE common stock. OXiGENE will reimburse these brokerage firms, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses that are incurred by them. In addition, OXiGENE has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $17,000 in the aggregate.

Q:	Whom should I call with questions?

A:	If you have additional questions about the merger or if you would like additional copies of this joint proxy statement/prospectus, you should contact:

Investor Relations
OXiGENE, Inc.
701 Gateway Boulevard, Suite 210
South San Francisco, CA 94080
650-635-7000

If you would like additional copies of this joint proxy statement/prospectus, you should contact:

American Stock Transfer & Trust Company
1-800-937-5449

QUESTIONS AND ANSWERS FOR VAXGEN STOCKHOLDERS ABOUT
THE VAXGEN SPECIAL MEETING

The following section provides answers to frequently asked questions about the VaxGen special meeting of stockholders. This section, however, only provides summary information. These questions and answers may not address all issues that may be important to you as a VaxGen stockholder. You should carefully read the entire joint proxy statement/prospectus, including each of the annexes.

Q:	What proposals will be voted on at the VaxGen special meeting?

A:	The following proposals will be voted on at the VaxGen special meeting:

• A proposal to adopt the Agreement and Plan of Merger dated as of October 14, 2009, by and among OXiGENE, Inc., VaxGen, Inc. OXiGENE Merger Sub, Inc. and James P. Panek as the VaxGen stockholder representative, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger. See “The Merger” and “The Merger Agreement” beginning on page 50 for a more detailed description of the transaction.

• A proposal to adjourn the VaxGen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the first proposal.

Q:	What risks should I consider before I vote on the proposed merger transaction?

A:	You should review the section entitled “Risk Factors” beginning on page 21.

Q:	How does the VaxGen board of directors recommend that VaxGen stockholders vote?

A:	After careful consideration, the VaxGen board of directors unanimously has approved the merger agreement, including the merger, and each of the proposals described in this joint proxy statement/prospectus that the VaxGen stockholders are being asked to consider, and has determined that they are advisable, fair to and in the best interests of VaxGen stockholders. Accordingly, the VaxGen board of directors unanimously recommends that VaxGen stockholders vote “FOR” each such proposal.

Q:	Can I dissent and require appraisal of my shares?

A:	Yes. VaxGen stockholders who properly exercise dissenters’ rights prior to the VaxGen special stockholder meeting may be entitled to appraisal rights under the Delaware General Corporation Law. See “The Merger — Appraisal Rights” beginning on page 85.

Q:	When and where is the VaxGen special meeting?

A:	The VaxGen special meeting of stockholders will be held on [ ], 2009 at 9:00 a.m., local time, at the Radisson Hotel, 5000 Sierra Point Parkway, Brisbane, California to consider and vote on the proposals related to the merger agreement and the transactions contemplated by it, including the merger. For additional information relating to the VaxGen special meeting, please see the section entitled “The Special Meeting of VaxGen Stockholders” beginning on page 44.

Q:	Who is soliciting my proxy?

A:	This proxy is being solicited by the VaxGen board of directors.

Q:	What actions do I need to take now?

A:	VaxGen urges you to carefully read and consider this joint proxy statement/prospectus, including its annexes, and consider how the proposed merger affects you.

In order for your shares to be represented at the VaxGen special meeting:

• you can vote by telephone or through the Internet by following the instructions included on your proxy card;

• you can indicate on the enclosed proxy card how you would like to vote and sign and return the proxy card in the accompanying pre-addressed postage paid envelope; or

• you can attend the VaxGen special meeting and vote in person.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which voting options are available to you.

Q:	Who is entitled to vote at the VaxGen special meeting?

A:	Every stockholder of VaxGen on the record date is entitled to vote at the VaxGen special meeting. Holders of record of VaxGen common stock at the close of business on [ ], 2009 are entitled to notice of and to vote at the VaxGen special meeting. As of [ ], 2009, [ ] shares of VaxGen common stock were issued and outstanding and entitled to vote.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with VaxGen’s transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, to be the “stockholder of record.” These proxy materials are sent to you by mail directly by VaxGen.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in street name. These proxy materials are forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares held in your account.

Q:	If I am a stockholder of record of VaxGen stock, how do I vote?

A:	You may vote by proxy over the Internet by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http), or you may vote by mail or by telephone. Alternatively, if you are a stockholder of record, you may vote in person at the VaxGen special meeting. You will receive a ballot when you arrive.

Q:	If I am a beneficial owner of shares held in street name, how do I vote?

A:	You may vote by proxy over the Internet by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http), or you may vote by mail or by telephone. If you are a beneficial owner of shares held in street name and you wish to vote in person at the VaxGen special meeting, you must obtain a valid proxy from the organization that holds your shares.

Q:	What can I do if I change my mind after I vote my shares?

A:	A stockholder of record may revoke its proxy at any time before it is used on the date of the VaxGen special meeting by delivering to the secretary of VaxGen:

• written notice of revocation,

• a duly executed proxy bearing a later date or time than that of the previously submitted proxy, or

• a later dated vote submitted by the Internet, telephone, or a ballot cast in person at the VaxGen special meeting.

If you are a beneficial owner of VaxGen shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You also may vote in person if you obtain a legal proxy as described in the answer to the previous question. All shares that have been properly voted and not revoked will be voted at the VaxGen special meeting.

Q:	What shares are included on the proxy card?

A:	If you are a VaxGen stockholder of record you will receive only one proxy card for all the VaxGen shares you hold in certificate form and in book-entry form.

If you are a beneficial owner, you will receive voting instructions from your bank, broker or other holder of record.

Q:	What are the voting requirements to approve each of the proposals that will be voted on at the VaxGen special meeting?

A:

Proposal	Vote Required

Adoption of the merger agreement and the transactions contemplated thereby, including the merger	Majority of the outstanding VaxGen common stock entitled to vote

Approval of adjournment of the VaxGen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the merger agreement	Majority of the shares of VaxGen common stock present in person or represented by proxy and entitled to vote when a quorum is present

In connection with the execution of the merger agreement, OXiGENE and VaxGen have entered into voting agreements with certain executive officers, directors and stockholders of VaxGen, holding less than one percent of the outstanding VaxGen common stock, pursuant to which such parties have agreed to vote in favor of the merger.

See the section entitled “Agreements Related to the Merger — Voting Agreements” beginning on page 97 for more information regarding voting agreements.

Q:	What constitutes a quorum at the special meeting?

A:	The presence at the VaxGen special meeting, either in person or by proxy, of the holders of a majority of the outstanding shares of VaxGen common stock entitled to vote will constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Q:	Could other matters be decided at the VaxGen special meeting?

A:	As of the date of the printing of this joint proxy statement/prospectus, neither OXiGENE nor VaxGen knew of any matters to be raised at the VaxGen special meeting, other than those referred to in this joint proxy statement/prospectus. If other matters are properly presented at the VaxGen special meeting for consideration, the proxy committee appointed by the VaxGen board of directors (the persons named in your proxy card if you are a VaxGen stockholder of record) will have the discretion to vote on those matters for you.

Q:	Who will count the vote?

A:	A representative of VaxGen will tabulate the votes and act as inspector of the election.

Q:	What is “householding” and how does it affect me?

A:	VaxGen has adopted a procedure approved by the SEC called “householding.” Under this procedure, VaxGen stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus, unless one or more of these stockholders notifies VaxGen that they wish to continue receiving individual copies. This procedure will reduce VaxGen’s printing costs and postage fees.

If you are eligible for householding, but you and other VaxGen stockholders of record with whom you share an address currently receive multiple copies of this joint proxy statement/prospectus, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of such document for your household, please contact VaxGen’s transfer agent, Mellon Investor Services LLC (in writing: BNY Mellon Shareowner Services, 525 Market Street — Suite 3500, San Francisco, CA 94105; or by telephone: (800) 851-9677).

If you participate in householding and wish to receive a separate copy of this joint proxy statement/prospectus, or if you do not wish to participate in householding and prefer to receive separate copies of similar documents in the future, please contact Mellon Investor Services as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Q:	Who is paying for this proxy solicitation?

A:	OXiGENE and VaxGen will share equally the cost of soliciting proxies, including the printing, mailing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. VaxGen has engaged The Altman Group, a proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and support, for a fee and reimbursement of expenses that are not expected to exceed $12,000 in the aggregate. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of VaxGen common stock for the forwarding of solicitation materials to the beneficial owners of VaxGen common stock. VaxGen will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Whom should I call with questions?

A:	If you have additional questions, you should contact:

VaxGen, Inc.
379 Oyster Point Boulevard, Suite 10
South San Francisco, CA 94080
Telephone: (650) 624-1000
Investor Relations: InvestorRelations@vaxgen.com

If you would like additional copies of this joint proxy statement/prospectus, you should contact:

VaxGen, Inc.
379 Oyster Point Boulevard, Suite 10
South San Francisco, CA 94080
Telephone: (650) 624-1000
Investor Relations: InvestorRelations@vaxgen.com

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the other proposals being considered at the special meetings, you should read this entire joint proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which you are referred herein. See “Where You Can Find More Information” beginning on page 216. Page references are included in parentheses to direct you to a more detailed description of the topics presented in this summary.

The Companies

OXiGENE, Inc. (see page 98)

OXiGENE, Inc. is a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. OXiGENE’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival and also are associated with visual impairment in a number of ophthalmological diseases and conditions. To date, more than 400 subjects have been treated with ZYBRESTAT, OXiGENE’s most advanced therapeutic product candidate, in human clinical trials, and the product candidate has generally been observed to be well-tolerated. In light of the significant safety dataset collected for ZYBRESTAT to date, OXiGENE believes the potential for unexpected toxicity is relatively low. The mailing address of OXiGENE’s principal executive offices is 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 and the telephone number is (650) 635-7000.

ZYBRESTAT for Oncology

FACT trial — pivotal registration study with ZYBRESTAT in anaplastic thyroid cancer

ZYBRESTAT is currently being evaluated in a 180-patient, Phase II/III pivotal registration study, which OXiGENE refers to as the FACT trial, as a potential treatment for anaplastic thyroid cancer, or ATC, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In the FACT trial, patients are randomized either to the treatment arm of the study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, or to the control arm of the study, in which they receive only carboplatin and paclitaxel. In 2007, OXiGENE completed a Special Protocol Assessment, or SPA, process with the U.S. Food and Drug Administration, or FDA, for this pivotal registration study.

The primary endpoint for the FACT trial is overall survival, and the study design incorporates a planned interim analysis, which OXiGENE currently anticipates will occur in the first half of 2010, upon occurrence of a pre-specified number of events (deaths). Depending upon the results observed at the planned interim analysis, which will be conducted by an independent Data Safety Monitoring Committee, the study may be continued as planned; stopped for overwhelming efficacy or for safety considerations; or increased or decreased in size, with respect to the number of patients to be enrolled in the study, in order to appropriately size the study and maintain or increase the probability of observing a statistically significant positive effect on overall survival.

The FDA has also granted Fast Track designation to ZYBRESTAT for the treatment of regionally advanced and/or metastatic ATC. ZYBRESTAT was awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. OXiGENE believes that the ongoing FACT trial in ATC, if successful, will provide a basis for us to seek marketing approval of ZYBRESTAT in ATC.

FALCON trial — randomized, controlled Phase II study with ZYBRESTAT in non-small cell lung cancer

OXiGENE is also currently evaluating ZYBRESTAT in a 60-patient, randomized, controlled Phase II clinical trial, which OXiGENE refers to as the FALCON trial, as a potential first-line treatment for non-small cell lung cancer, or NSCLC. In the FALCON trial, patients are randomized either to the treatment arm of the study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, and the anti-angiogenic drug, bevacizumab, or to the control arm of the study, in which they receive a standard combination regimen of carboplatin, paclitaxel and bevacizumab. OXiGENE believes this study, if successful, will provide support for initiating a pivotal registration study with ZYBRESTAT in NSCLC; and more generally, provide clinical validation supporting further evaluation of ZYBRESTAT in combination with commonly used anti-angiogenic therapeutics that act via vascular endothelial growth factor, or VEGF, pathway inhibition.

On November 17, 2009, OXiGENE reported interim safety data from the FALCON study. The data from the planned interim safety analysis indicated that the combination of ZYBRESTAT with carboplatin and paclitaxel plus bevacizumab appeared to be well-tolerated, and that there were no significant overlapping toxicities with bevacizumab. Five of the six patient deaths during the evaluation period were due to disease progression and occurred in the control arm of the study. The data were presented in a poster by a principal investigator for the Phase 2 trial at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference. A further analysis of the efficacy and tolerability of this combination is expected to be presented at the 2010 annual meeting of the American Society of Clinical Oncology, or ASCO, scheduled for June 4-8, 2010 in Chicago, Illinois.

Phase II trial with ZYBRESTAT in platinum-resistant ovarian cancer

On June 1, 2009, results from a Simon two-stage design Phase II trial with ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, in recurrent, platinum-resistant ovarian cancer, sponsored by investigators at the Mount Vernon Cancer Research Centre, UK, were presented at ASCO. This study was conducted in patients whose tumor had achieved less than a partial response or whose treatment progressed within 6 months or less of their last treatment with a platinum-containing chemotherapy regimen. As a result, these patients were expected to have a very low rate of response to any subsequent treatment with a platinum-containing chemotherapy regimen. Because of the low expected response rate, this study did not include a treatment arm involving carboplatin and paclitaxel alone. Instead, a single arm design was chosen to explore the outcome of carboplatin and paclitaxel combined with ZYBRESTAT and to demonstrate the effect of adding a VDA to a treatment protocol with an expected low response rate. OXiGENE believed that any response rate above the low teens would be a meaningful indication of the activity of ZYBRESTAT. Of 44 patients enrolled in this study, 11 (25%) had confirmed partial responses as determined by the Gynecological Cancer InterGroup, or GCIG, response criteria, i.e., response by tumor imaging, or RECIST, and/or ovarian cancer biomarker, or CA-125, criteria. An additional four patients had unconfirmed partial responses by RECIST criteria, and stable disease responses were reported in an additional 16 patients. OXiGENE’s analysis of data from this study indicates that 21 of 44 (48%) patients enrolled in the study experienced clinical benefit, as determined by patients with confirmed and unconfirmed partial responses and patients who achieved and maintained stable disease responses throughout the study for six cycles of treatment. The combination regimen of ZYBRESTAT and carboplatin plus paclitaxel chemotherapy was observed to be well-tolerated with approximately half of the patients completing all six cycles of therapy. OXiGENE believes the results of this study support further development of ZYBRESTAT in ovarian cancer and is considering options for undertaking further randomized, controlled studies in ovarian cancer, including a study or studies which may potentially be undertaken in collaboration with an oncology cooperative study group.

OXiGENE believes that, if successful, the ongoing ZYBRESTAT study program will establish a compelling rationale for further development of ZYBRESTAT as a treatment for:

•	forms of recurrent, metastatic thyroid cancer in addition to ATC;

•	aggressive and difficult-to-treat malignancies;

•	use in combination with chemotherapy in a variety of solid tumors, particularly those in which carboplatin and/or paclitaxel chemotherapy are commonly used; and

•	use in combination with commonly used anti-angiogenic drugs, such as bevacizumab, that act via VEGF pathway inhibition, in various solid tumor indications.

OXiGENE believes these areas for potential further development collectively represent a large potential commercial market opportunity that includes cancers of the thyroid, ovary, kidney, liver, head and neck, breast, lung, skin, brain, colon and rectum.

In addition, based upon preclinical results first published by OXiGENE’s collaborators in the November 2007 online issue of the journal BLOOD, as well as preclinical data presented in April 2009 at the annual meeting of the American Association of Cancer Research (AACR), OXiGENE believes that ZYBRESTAT and its other VDA product candidates, particularly OXi4503, may also have utility in the treatment of hematological malignancies or “liquid tumors,” such as acute myeloid leukemia.

ZYBRESTAT for Ophthalmology

In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, OXiGENE is undertaking an ophthalmology research and development program with ZYBRESTAT, the objective of which is to develop a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. OXiGENE believes that a safe, effective and convenient topically-administered anti-vascular therapeutic would have advantages over currently approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes, in some cases on a chronic monthly basis.

In June 2009, OXiGENE initiated a randomized, double-masked, placebo-controlled Phase II proof-of-mechanism trial, which OXiGENE refers to as the FAVOR trial, with intravenously-administered ZYBRESTAT in patients with polypoidal choroidal vasculopathy (PCV), a form of choroidal neovascularization against which current therapies, including approved anti-angiogenic drugs, appear to provide limited benefit. In parallel with the FAVOR trial, OXiGENE is currently conducting preclinical toxicology and efficacy studies with ZYBRESTAT, administered via topical ophthalmological formulations. OXiGENE believes the architecture of the abnormal vasculature in the retina and choroid that contributes to PCV patients’ loss of vision may be particularly susceptible to treatment with a VDA such as ZYBRESTAT. OXiGENE believes that PCV represents an attractive target indication and development pathway for ZYBRESTAT because, unlike wet age-related macular degeneration, an indication for which several anti-angiogenic drugs are approved or prescribed off-label, it is more appropriate to conduct clinical studies with ZYBRESTAT in patients with PCV without combining or comparing ZYBRESTAT with anti-angiogenic drugs, thereby potentially reducing development time and expense. The objectives of the FAVOR trial and the ongoing preclinical program are to:

•	determine the therapeutic utility of ZYBRESTAT in PCV;

•	determine blood concentrations of drug required for activity in humans and thereby estimate, with the benefit of preclinical data, an appropriate dose of topically-administered ZYBRESTAT to be evaluated in subsequent human clinical studies; and

•	further evaluate the feasibility of and reduce the risk associated with developing a topical formulation of ZYBRESTAT for ophthalmological indications.

To date, OXiGENE has completed preclinical experiments demonstrating that ZYBRESTAT has activity in six different preclinical ophthalmology models, including a model in which ZYBRESTAT was combined with an approved anti-angiogenic drug. OXiGENE has also completed multiple preclinical studies suggesting that ZYBRESTAT, when applied topically to the surface of the eye at doses that appear to be well-tolerated, penetrates to the retina and choroid in quantities that OXiGENE believes should be more than sufficient for therapeutic activity. Finally, OXiGENE has completed and reported results at the 2007 annual meeting of the Association for Research in Vision and Ophthalmology, or ARVO, from a Phase II study in patients with myopic macular degeneration in which all patients in the study met the primary clinical endpoint of vision stabilization at three months after study entry.

Based on results of its preclinical and clinical trials, OXiGENE believes that a topically-applied formulation of ZYBRESTAT (e.g., an eye-drop or other topical formulation) is feasible and may have clinical utility in the treatment of patients with a variety of ophthalmological diseases and conditions, such as PCV, age-related macular degeneration, diabetic retinopathy and neovascular glaucoma, all of which are characterized by abnormal blood vessel growth and associated loss of vision. In addition to having potential utility for treating ocular diseases and conditions that affect tissues in the back of the eye, OXiGENE believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions characterized by abnormal neovascularization that affect tissues in the front of the eye, such as the cornea and iris.

Although several anti-angiogenic therapeutics have been approved and are marketed for ophthalmological indications in which patients are experiencing active disease, the requirement that these therapeutics be injected directly into the eye on a repeated basis is a significant limitation for some patients and may result in serious side-effects. OXiGENE believes that a topical formulation of ZYBRESTAT may:

•	decrease the requirement for or possibly even replace the use of medications injected into the eye;

•	have utility for treating patients with newly developed and/or less severe forms of neovascular ophthalmological diseases and conditions, which could potentially prevent these patients from developing active and/or severe forms of the disease that result in vision loss; and

•	have utility in patients with neovascular ophthalmological diseases and conditions that do not respond well to treatment with currently available therapeutics.

OXi4503, a unique, second generation VDA for oncology indications

OXiGENE is currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types. OXiGENE believes that OXi4503 is differentiated from other VDAs by its dual-action activity. OXiGENE’s data indicate that in addition to having potent vascular disrupting effects, OXi4503 is unique in that it can be metabolized by oxidative enzymes to an orthoquinone chemical species that has direct cytotoxic effects on tumor cells. OXiGENE believes this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, OXiGENE believes that OXi4503 may have enhanced activity in tumor types with relatively high levels of oxidative enzymes that can facilitate the metabolism of the active OXi4503 VDA to a cytotoxic orthoquinone species. These tumor types include hepatocellular carcinoma, melanoma, and myeloid leukemia. In preclinical studies, OXi4503 has shown potent anti-tumor activity against solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.

OXiGENE is currently evaluating OXi4503 in two ongoing clinical trials: a Phase I clinical trial in patients with advanced solid tumors sponsored by Clinical Research United Kingdom; and an OXiGENE-sponsored Phase Ib/IIa trial, initiated in the first quarter of 2009 in patients with solid tumors with hepatic involvement. To date, OXi4503 has been observed to have a manageable side-effect profile similar to that of other agents in the VDA class, potential single-agent clinical activity, and effects on tumor blood flow and tumor metabolic activity, as determined with several imaging modalities. OXiGENE currently anticipates filing a U.S. IND for OXi4503 in an additional Phase I study in the second half of 2009 and initiating a study during 2010.

VaxGen, Inc. (see page 118)

VaxGen is a biopharmaceutical company based in South San Francisco, California. VaxGen owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. This facility is located within leased premises. VaxGen has ended all product development activities, sold or otherwise terminated its drug development programs, and has been seeking to maximize the value of its remaining assets through a strategic transaction or series of strategic transactions.

VaxGen was incorporated on November 27, 1995. During 2002 through 2006, VaxGen developed vaccines against inhalation anthrax and smallpox for the purpose of biodefense. The mailing address of VaxGen’s principal executive offices is 379 Oyster Point Boulevard, Suite 10, South San Francisco, California 94080 and the telephone number is (650) 624-1000.

Through March 31, 2007, VaxGen’s principal source of revenue was the U.S. government, principally the National Institutes of Health and related entities. From April 2007 to April 2008, VaxGen’s principal source of revenue was from services provided to Celltrion, Inc., or Celltrion, a company developing and operating a mammalian cell culture biomanufacturing facility in the Republic of Korea.

VaxGen discontinued clinical development of its anthrax vaccine candidate, rPA102, after the U.S. Department of Health and Human Services, or HHS, terminated its contract with VaxGen to develop rPA102 as a next generation anthrax vaccine for the U.S. Strategic National Stockpile in December 2006. In addition, in June 2007, VaxGen terminated its contract with the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, to develop a smallpox vaccine. VaxGen had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development of rPA102, and it had no product candidates in clinical or preclinical development. Following the HHS decision, VaxGen ceased actively developing its anthrax vaccine, scaled back its biodefense activities and began pursuing strategic and other alternatives. In connection with the termination of its clinical development of rPA102, VaxGen announced restructuring activities, including significant workforce reductions, and as a result has no remaining internal capability to discover or develop product candidates. VaxGen had research and development costs of $1.4 million, $19.7 million and $49.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In November 2007, VaxGen and two of its wholly-owned subsidiaries entered into an Agreement and Plan of Merger, as amended in December 2007 and February 2008, with Raven biotechnologies, Inc., or Raven. Raven was a private, development stage biopharmaceutical company focused on the discovery, development and commercialization of monoclonal antibody-based products for the treatment of cancer. On March 28, 2008, VaxGen and Raven terminated their merger agreement and amended the terms of a bridge loan from VaxGen to Raven, which was repaid in full in 2008. In April 2008, VaxGen announced that it was restructuring to further reduce operating expenses following the termination of the proposed merger with Raven by decreasing its workforce of twenty-two employees by approximately 75 percent. During August 2008, VaxGen further reduced its workforce to three persons.

Summary of the Merger (see page 50)

If the merger is completed, a subsidiary of OXiGENE will merge with and into VaxGen, with VaxGen continuing as a wholly-owned subsidiary of OXiGENE. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the merger.

Reasons for the Merger (see page 58)

The combined company that will result from the merger will continue to develop OXiGENE’s product candidates for oncology and ophthalmology. The combined company’s lead products will be ZYBRESTAT and OXi4503, vascular disrupting agents for use in treating cancer and ophthalmic diseases. OXiGENE and VaxGen believe that the combined company will have the following potential advantages:

•	the cash resources of the combined company expected to be available at the closing of the merger would provide OXiGENE sufficient capital to maintain its projected business operations through the first quarter of 2011, including continued clinical development of ZYBRESTAT, assuming that OXiGENE continues to pay the contracted facility lease amounts during that period; and

•	the merger could enable stockholders of the combined company to enjoy greater liquidity from the larger stockholder base so as to allow them potentially to buy and sell shares more quickly and efficiently.

Each of the boards of directors of OXiGENE and VaxGen also considered other reasons for the merger, as described herein. For example, the board of directors of OXiGENE considered, among other reasons:

•	OXiGENE’s need for financing to continue its clinical development of ZYBRESTAT and the lack of other currently available acceptable alternatives for OXiGENE to access significant amounts of capital, especially in light of the state of the capital markets for equity offerings by biotechnology issuers, which historically has been OXiGENE’s method for raising additional financing to support its operations; and

•	the fact that the cash resources of the combined company expected to be available at the closing of the merger would provide OXiGENE sufficient capital to maintain its projected business operations through the first quarter of 2011.

In addition, the board of directors of VaxGen considered, among other reasons, the following:

•	the fact that VaxGen stockholders will receive approximately 20% of the shares of the combined company, without any of the contingent shares and assuming no adjustments for VaxGen’s net cash at closing, and approximately 27.6% if all of the contingent shares are released, which values VaxGen common stock at an attrative level in light of the VaxGen trading price and trading volumes during the past one, three, six and 12 month periods ending on October 12, 2009, the range of potential liquidation values and analyses of the financial terms of the proposed combination;

•	in light of the termination of VaxGen’s anthrax vaccine supply contract by HHS, VaxGen’s subsequent termination of all product development activities, and the absence of any prospects for near term product opportunities, the opportunity for VaxGen stockholders to participate in the future growth of an organization with multiple clinical product candidates under development in oncology and ophthalmology indications with large unmet medical needs;

•	the relatively near term potential commercial opportunity represented by ZYBRESTAT, the number of potential clinical indications for ZYBRESTAT and the commercial opportunity associated with these indications and the potential to create stockholder value through these programs; and

•	the longer term opportunity represented by OXi4503, a second generation VDA with a dual mechanism of action, currently being tested in Phase 1 and 1b/2a clinical studies that the combined company should be able to continue.

Risk Factors (see page 21)

Both OXiGENE and VaxGen are subject to various risks associated with their businesses and their financial condition. In addition, the merger, as well as the possibility that the merger may not be completed, pose a number of risks to each company and its respective stockholders, including the following risks:

•	The exchange ratio in the merger agreement is subject to adjustment based on VaxGen’s net cash immediately prior to the anticipated closing date, which could further dilute the ownership of the OXiGENE or VaxGen stockholders in the combined company. If the net cash of VaxGen is more than approximately $33,200,000 shortly before the anticipated closing, the merger agreement provides for an adjustment to the exchange ratio to increase the number of shares of OXiGENE common stock that VaxGen stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current OXiGENE stockholders in the combined company. If the net cash of VaxGen is less than target net cash of approximately $33,200,000 shortly before the anticipated closing, the merger agreement provides for an adjustment to the exchange ratio to decrease the number of shares of OXiGENE common stock that VaxGen stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current VaxGen stockholders in the combined company. VaxGen currently estimates that its net cash at closing will be less than the target net cash, depending on the actual closing date and based on estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. The exchange ratio may also be affected by the number of shares of issued and outstanding common stock of VaxGen and OXiGENE at the time of the closing of the merger.

•	Consummation of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the issuance of shares of OXiGENE common stock in the merger by the OXiGENE stockholders and the approval of the merger agreement by the VaxGen stockholders. If any of the conditions to the merger are not satisfied or, where waiver is permissible, not waived, the merger will not be consummated.

•	The deal-protection provisions of the merger agreement may deter alternative business transactions which could be advantageous to OXiGENE or VaxGen when compared to the terms and conditions of the merger described in this joint proxy statement/prospectus. The merger agreement provides that, upon termination of the merger agreement under specified circumstances, including by VaxGen to pursue a superior transaction or a liquidation prior to the VaxGen special meeting, as defined in the merger agreement, or by OXiGENE to pursue a financing transaction with net proceeds of least $30 million, either party may be required to pay the other party a termination fee of $1,425,000 and to reimburse the other party’s expenses up to $325,000. In addition, in the event that VaxGen effects a liquidation within 180 days after the VaxGen special meeting of stockholders, it will be required to pay OXiGENE a termination fee of $712,500 and reimburse OXiGENE’s expenses up to $325,000.

•	Whether or not the merger is completed, the announcement and pendency of the merger may have and could impact or cause disruptions in OXiGENE’s business, which could have an adverse effect on its business and operating results and the business and operating results of the combined company if the merger is completed.

•	The combined company’s stock price may be volatile, and the market price of its common stock may decline in value following the merger.

Opinion of Houlihan Lokey (see page 65)

On October 14, 2009, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., referred to as Houlihan Lokey, rendered an oral opinion to OXiGENE’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated October 14, 2009), as to the fairness, from a financial point of view, of the exchange ratio in the merger, as of October 14, 2009, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to OXiGENE’s board of directors and only addressed the fairness from a financial point of view of the exchange ratio in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. OXiGENE encourages its stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to OXiGENE’s board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

Opinion of Aquilo Partners (see page 73)

In connection with the merger, the VaxGen board of directors received a written opinion, dated October 14, 2009, of VaxGen’s financial advisor, Aquilo Partners, L.P., referred to herein as Aquilo Partners or VaxGen’s financial advisor, as to the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of VaxGen common stock. The full text of Aquilo Partners’ written opinion, dated October 14, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C. Aquilo Partners’ opinion was provided to the VaxGen board of directors in connection with its evaluation of the fairness of the exchange ratio from a financial point of view to holders of VaxGen common stock and does not address any other aspect of the merger. Aquilo Partners’ opinion does not address the underlying business decision of VaxGen to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for VaxGen or the effect of any other transaction in which VaxGen might engage and does not constitute a recommendation to any VaxGen stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger.

VaxGen Stock Options and Warrants (see page 89)

Prior to the effective time of the merger, VaxGen will take commercially reasonable actions to provide the holders of all options to purchase shares of VaxGen common stock with written notice that all options that are vested and exercisable as of the date of such notice may be exercised by the holder of the option within a specified time from the date of the notice, which shall be prior to the effective time of the merger, and that at the end of such notice period all options to purchase VaxGen common stock will be cancelled and terminated.

Prior to the effective time of the merger VaxGen will take commercially reasonable actions to terminate all of the VaxGen stock plans, or plans to purchase any shares of common stock of VaxGen.

Prior to the effective time of the merger, VaxGen shall take commercially reasonable actions under the terms of each unexercised warrant to purchase shares of VaxGen common stock, to terminate such warrant to the extent such action is permitted in accordance with its terms. At the effective time of the merger, each outstanding and unexercised warrant to purchase shares of VaxGen common stock that has not been terminated in accordance with its terms will be assumed by OXiGENE. Each such outstanding warrant to purchase shares of VaxGen common stock so assumed by OXiGENE under the merger agreement will continue to have, and be subject to, the same terms and conditions set forth in such warrant to purchase shares of VaxGen common stock immediately prior to the effective time of the merger, except that such warrants to purchase shares of VaxGen common stock shall be exercisable for shares of OXiGENE common stock, with the numbers of shares purchasable and exercise price adjusted as set forth in such assumed warrants.

Conditions to Completion of the Merger (see page 90)

OXiGENE and VaxGen expect to complete the merger after all conditions to the merger specified in the merger agreement are satisfied or, if permissible, waived, including after OXiGENE and VaxGen receive stockholder approvals at the special meetings of the OXiGENE and VaxGen stockholders. OXiGENE and VaxGen currently expect to complete the merger in the first quarter of 2010. However, it is possible that factors outside of OXiGENE’s or VaxGen’s control could require OXiGENE and VaxGen to complete the merger at a later time or not complete it at all. Each party’s obligation to complete the merger is subject to the satisfaction or waiver (if permissible) by the parties, at or prior to the merger, of various conditions, which include the following:

•	the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•	the adoption and approval of the merger agreement and merger by the requisite vote of VaxGen stockholders;

•	the approval of the issuance of OXiGENE common stock pursuant to the merger agreement by the requisite vote of OXiGENE stockholders;

•	the absence of any legal prohibition to completing the merger; and

•	the approval for listing on NASDAQ of the shares of OXiGENE common stock issuable in the merger.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver (if permissible) by that party of the following additional conditions:

•	all other representations and warranties of the other party in the merger agreement being true and correct as of the date of the merger agreement and as of the effective time of the merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, disregarding any materiality qualifications, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•	the other party to the merger agreement having performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it at or before the effective time of the merger;

•	the other party having delivered a certificate signed by a duly authorized officer certifying to the satisfaction of such party of the above conditions in the merger agreement;

•	the other party having delivered evidence that all required governmental approvals and third party consents have been obtained;

•	there are no suits, actions or proceedings that are pending or threatened that would prevent the consummation of the transactions contemplated by the merger agreement, cause any of the transactions contemplated by the merger agreement to be rescinded or adversely affect the right of OXiGENE to own shares of capital stock of VaxGen; and

•	no material adverse effect on the other party shall have occurred and be continuing since the date of the merger agreement.

In addition, the obligation of OXiGENE to complete the merger is further subject to the satisfaction or waiver at or before the effective time of the merger of the condition that VaxGen deliver and OXiGENE approve environmental reports with respect to VaxGen’s leased facilities in South San Francisco, CA.

No Solicitation (see page 91)

VaxGen agreed that, with certain exceptions, VaxGen and its subsidiaries and their respective officers, directors, employees and advisors will not:

•	solicit, initiate or encourage, or otherwise facilitate, directly or indirectly, any inquiries relating to, or the submission of, any competing proposal;

•	directly or indirectly solicit, initiate, encourage or participate in or otherwise facilitate any discussions or negotiations regarding any competing proposal; or

•	furnish to any third party any information or data for the purpose of encouraging or facilitating, or, provide access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly, directly or indirectly, solicit, initiate, intentionally encourage, participate in or otherwise facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any competing proposal.

The merger agreement does not, however, prohibit VaxGen from considering a bona fide acquisition proposal from a third party, nor does it prohibit VaxGen from determining to pursue a liquidation, if certain specified conditions are met. See “The Merger Agreement — No Solicitation” beginning on page 91 for a discussion of the prohibitions on solicitations of acquisition proposals.

Termination of the Merger Agreement (see page 95)

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained as set forth below:

•	by mutual written consent of OXiGENE and VaxGen;

•	by OXiGENE or VaxGen, if the merger has not been completed by March 31, 2010, except that a party who has intentionally failed to fulfill any obligation of the merger agreement or intentionally breached the merger agreement cannot seek termination for this reason;

•	by OXiGENE or VaxGen, if a governmental entity or court of competent jurisdiction has issued a final and non-appealable order, decree or ruling or taken any other action that restrains, enjoins or otherwise prohibits the merger;

•	by OXiGENE or VaxGen, if VaxGen stockholders fail to adopt the merger agreement at the VaxGen stockholder meeting or if OXiGENE stockholders fail to approve the issuance of shares of OXiGENE common stock pursuant to the merger at the OXiGENE stockholder meeting (so long as VaxGen has not breached its obligations to not solicit offers for business combination transactions set forth elsewhere in the merger agreement);

•	by OXiGENE for an OXiGENE triggering event, as follows: if (A) the VaxGen board of directors shall have withdrawn its recommendation of the merger; (B) the VaxGen board of directors fails to reaffirm its recommendation of the merger after a request from OXIGENE to do so; (C) the VaxGen board of directors shall have (i) recommended that the VaxGen stockholders approve another proposal for a business combination, (ii) determined to accept another proposal for a superior proposal or (iii) determined to liquidate; (D) VaxGen breaches its obligation not to solicit offers for other business combinations; or (E) a third party shall have commenced a tender offer for the outstanding VaxGen common stock and VaxGen shall not have recommended that its stockholders reject such third-party offer;

•	by VaxGen in order to enter into an agreement with respect to a superior proposal or in order to liquidate (so long as VaxGen has not breached its obligations to not solicit offers for business combination transactions set forth elsewhere in the merger agreement);

•	by OXiGENE in order to effect a financing transaction with net proceeds in excess of $30,000,000; or

•	by VaxGen for a VaxGen triggering event, as follows: if (A) the OXiGENE board of directors shall have withdrawn its recommendation of the merger, (B) the OXIGENE board of directors fails to reaffirm its recommendation of the merger after a request from VaxGen to do so, or (C) OXiGENE breaches its obligation to hold its special stockholder meeting.

Termination Fees and Expenses (see page 95)

VaxGen shall pay OXiGENE a termination fee of $1,425,000 and shall reimburse OXiGENE’s transaction expenses up to $325,000 in the event that (A) OXiGENE terminates the merger agreement for an OXiGENE triggering event as described above, (B) VaxGen terminates the merger agreement in order to enter into an acquisition agreement for a superior proposal or to liquidate, or (C) VaxGen settles its lease liability and decides to effect a transaction that would have constituted a competing proposal (as defined in the merger agreement) within 180 days following the VaxGen special stockholder meeting. The termination fee that will apply if VaxGen decides to liquidate within 180 days of the VaxGen special stockholder meeting will be $712,500 plus expenses of up to $325,000.

OXiGENE shall pay VaxGen a termination fee of $1,425,000 and expenses of up to $325,000 in the event that (A) VaxGen terminates the merger agreement for a VaxGen triggering event or (B) OXiGENE terminates the merger agreement in order to effect a financing transaction with net proceeds in excess of $30,000,000.

Management Following the Merger (see page 161)

Following the merger, the board of directors of the combined company will be comprised of eight members, including each of the six current members of the OXiGENE board of directors, and two current VaxGen directors, Lori F. Rafield, Ph.D. and Franklin M. Berger. Pursuant to the merger agreement, the other current members of the VaxGen board of directors will resign immediately prior to the completion of the merger. William N. Shiebler, OXiGENE’s chairman of the board, will continue as chairman of the board of the combined company.

Following the merger, the executive officers of the combined company will be the current executive officers of OXiGENE:

Name	Position

Peter J. Langecker	Chief Executive Officer
James B. Murphy	Vice President and Chief Financial Officer
David Chaplin	Chief Scientific Officer and Head of Research and Development

Interests of OXiGENE’s Directors and Officers in the Merger (see page 79)

In considering the recommendation of the OXiGENE board of directors to OXiGENE stockholders to vote in favor of the issuance of shares of OXiGENE common stock pursuant to the merger agreement, and the other matters to be acted upon by OXiGENE stockholders at the OXiGENE special meeting, OXiGENE stockholders should be aware that members of the OXiGENE board of directors and OXiGENE’s officers have interests in the merger that may be different from, or in addition to, or conflict with, the interests of OXiGENE stockholders.

Interests of VaxGen’s Directors and Officers in the Merger (see page 79)

In considering the recommendations of the VaxGen board of directors to VaxGen stockholders to vote in favor of the merger agreement and the transactions contemplated thereby, including the merger, and the other matters to be acted upon by VaxGen stockholders at the VaxGen special meeting, VaxGen stockholders should be aware that members of the VaxGen board of directors and VaxGen’s executive officers have interests in the merger that may be different from, be in addition to, or conflict with, the interests of VaxGen stockholders. These interests include severance payments, as described elsewhere in this joint proxy statement/prospectus.

Voting Agreements (see page 97)

In connection with the execution of the merger agreement, VaxGen and OXiGENE have entered into voting agreements with certain executive officers, directors and stockholders of OXiGENE, holding approximately 45 percent of the outstanding OXiGENE common stock as of October 14, 2009, pursuant to which such parties agreed to vote in favor of the merger and the issuance of the OXiGENE shares in connection with the merger. OXiGENE and VaxGen have also entered into voting agreements with the holders of less than one percent of the outstanding stock of VaxGen pursuant to which such stockholders have agreed to vote their shares in favor of the merger and the transactions contemplated thereby.

Lock-up Agreements (see page 97)

Directors and executive officers of OXiGENE and VaxGen have entered into lock-up agreements pursuant to which they agreed not to sell shares of OXiGENE common stock for 90 days following the closing of the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page 83)

While the matter is not free from doubt, OXiGENE and VaxGen intend to treat the merger as a taxable transaction for U.S. federal income tax purposes. No ruling has been or will be sought from the Internal Revenue Service, or IRS, as to the U.S. federal income tax treatment of the merger. Assuming the transaction constitutes a taxable exchange, a U.S. holder (as defined in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 83) of VaxGen common stock generally will recognize gain or loss in an amount equal to the difference between (a) the sum of the fair market value of the OXiGENE common stock and any cash in lieu of fractional shares received in exchange for such VaxGen common stock and (b) the U.S. holder’s tax basis in the VaxGen common stock surrendered. The discounted present value of the escrowed shares of OXiGENE may be included in the computation of gain or loss recognized as of the effective time of the merger. For additional information, see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 83.

Tax matters are complicated, and the tax consequences of the merger to a particular VaxGen stockholder will depend on such stockholder’s circumstances. Accordingly, VaxGen stockholders are urged to consult their own tax advisors to determine the tax consequences of the merger applicable to a VaxGen stockholder, including the applicability and effect of federal, state, local, foreign and other tax laws.

Regulatory Approvals (see page 83)

Neither OXiGENE nor VaxGen is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, OXiGENE must comply with applicable federal and state securities laws and NASDAQ rules and regulations in connection with the issuance of shares of OXiGENE common stock in the merger, including the filing with the SEC of the registration statement of which this joint proxy statement/prospectus is a part.

Anticipated Accounting Treatment (see page 85)

The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of VaxGen, whereby the individual assets and liabilities of VaxGen will be recorded by OXiGENE as of the completion of the merger based on their estimated fair values. As VaxGen has ceased operations, the acquisition is not considered to be a business combination, and the allocation of the purchase price will not result in recognition of goodwill.

Appraisal Rights (see page 85)

If the merger is completed, OXiGENE stockholders are not entitled to appraisal rights under Section 262 of the Delaware General Corporation Law. VaxGen stockholders who properly exercise dissenters’ rights prior to the VaxGen special stockholder meeting may be entitled to appraisal rights under the Delaware General Corporation Law.

Litigation Related to the Merger (see page 87)

Beginning on October 23, 2009, several putative stockholder class action lawsuits were filed against VaxGen, members of the VaxGen board of directors, OXiGENE and OXiGENE Merger Sub, Inc. in the Superior Court of California, County of San Mateo. The actions, first served on VaxGen on November 4, 2009, styled Jensen v. Panek et al., William Ming v. VaxGen, Inc. et al. and Lisa Hawes v. VaxGen, Inc. et al., allege, among other things, that the members of the VaxGen board of directors violated their fiduciary duties by failing to maximize value for VaxGen’s stockholders when negotiating and entering into the merger agreement. The complaints also allege that OXiGENE and VaxGen aided and abetted those purported breaches. Plaintiffs seek, among other things, to enjoin the acquisition of VaxGen by OXiGENE or, in the alternative, to rescind the acquisition should it occur before the lawsuits are resolved. It is possible that similar lawsuits may yet be filed and served. VaxGen and OXiGENE believe that such actions, if any, will be consolidated with the actions described above.

VaxGen and OXiGENE intend to vigorously defend these actions. Even meritless lawsuits, however, may carry with them the potential to delay consummation of the merger.

Comparison of Stockholder Rights (see page 198)

Both OXiGENE and VaxGen are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law. If the merger is completed, VaxGen stockholders will become stockholders of OXiGENE, and their rights will be governed by the Delaware General Corporation Law, the restated certificate of incorporation of OXiGENE and the amended and restated bylaws of OXiGENE. The rights of OXiGENE contained in the certificate of incorporation and bylaws of OXiGENE differ from the rights of VaxGen stockholders under the certificate of incorporation and bylaws of VaxGen, as more fully described under the section entitled “Comparison of Rights of Holders of OXiGENE Stock and VaxGen Stock” beginning on page 198.

SELECTED HISTORICAL FINANCIAL INFORMATION AND UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION AND DATA

Selected Historical Financial Data of OXiGENE

The selected financial data as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are derived from OXiGENE’s audited financial statements and are included in this joint proxy statement/prospectus beginning on page F-2. The selected financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004, are derived from OXiGENE’s audited financial statements and are not included in this joint proxy statement/prospectus. The statement of operations data for the nine months ended September 30, 2009 and 2008, as well as the balance sheet data as of September 30, 2009 are derived from OXiGENE’s unaudited interim financial statements included in this joint proxy statement/prospectus beginning on page F-27. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which OXiGENE considers necessary for a fair presentation of the financial position and the results of operations for these periods. The financial data should be read in conjunction with “OXiGENE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and OXiGENE’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

OXiGENE’s independent registered public accounting firm has included an explanatory paragraph in its report on OXiGENE’s 2008 financial statements found elsewhere in this joint proxy statement/prospectus describing an uncertainty about OXiGENE’s ability to continue as a going concern. The selected financial data presented below does not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should OXiGENE be unable to continue as a going concern.

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,	Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Amounts in thousands, except per share amounts)

STATEMENT OF OPERATIONS DATA:
License revenue	$—	$13	$12	$12	$—	$1	$7
Operating costs and expenses:
Research and development	16,459	13,869	18,434	14,130	10,816	7,098	5,947
General and administrative	6,089	6,304	7,518	8,155	7,100	5,951	4,540

Total operating costs and expenses	22,548	20,173	25,952	22,285	17,916	13,049	10,487

Operating loss	(22,548)	(20,160)	(25,940)	(22,273)	(17,916)	(13,048)	(10,480)
Change in fair value of warrants and other financial instruments	1,032	—	3,335	—	—	—	—
Investment income	94	546	618	1,955	2,502	1,135	470
Other income (expense), net	(62)	13	66	(71)	(43)	4	(14)

Consolidated net loss	$(21,484)	$(19,601)	$(21,921)	$(20,389)	$(15,457)	$(11,909)	$(10,024)

Net loss attributed to non controlling interest in Symphony ViDA, Inc.	$(4,186)	$—	$(520)	$—	$—	$—	$—
Net loss attributed to OXiGENE, Inc.	$(17,298)	$(19,601)	$(21,401)	$(20,389)	$(15,457)	$(11,909)	$(10,024)
Excess purchase price over carry value of noncontrolling interest acquired in Symphony ViDA, Inc	$(10,383)	$—	$—	$—	$—	$—	$—
Net loss applicable to common stock	$(27,681)	$(19,601)
Basic and diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.55)	$(0.69)	$(0.70)	$(0.73)	$(0.56)	$(0.61)	$(0.61)
Weighted average number of common shares outstanding	50,503	28,374	30,653	27,931	27,626	19,664	16,560

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

BALANCE SHEET DATA:
Cash, cash equivalents and available-for-sale securities	$21,883	$18,918	$28,438	$45,839	$58,855	$30,502
Restricted cash	140	—	—	—	—	—
Marketable securities held by Symphony ViDA, Inc., restricted	—	14,663	—	—	—	—
Working capital	15,448	28,320	23,880	42,083	52,667	21,765
Total assets	24,267	35,031	30,064	47,642	60,268	31,757
Total liabilities	11,296	6,292	5,207	4,222	3,734	2,622
Accumulated deficit	(176,500)	(159,202)	(137,801)	(117,412)	(101,955)	(90,046)
Total equity	$12,971	$28,739	$24,857	$43,420	$56,534	$29,135

The amount related to net loss attributed to noncontrolling interest in Symphony ViDA, Inc. represents the loss for the Symphony ViDA, Inc. entity in each respective period from its inception in October 2008 through July 20, 2009 when OXiGENE acquired 100% of ViDA pursuant to an Amended and Restated Purchase Option Agreement, dated as of July 2, 2009. The marketable securities reported as held by Symphony ViDA, Inc. represent amounts held by Symphony ViDA, Inc. which were dedicated to fund ZYBRESTAT for ophthalmology and OXi4503 licensed to Symphony ViDA Holdings, LLC related to the strategic collaboration with Symphony. Under the Amended and Restated Purchase Option Agreement, OXiGENE issued 10,000,000 shares of OXiGENE common stock in exchange for all of the equity of ViDA. As a result, OXiGENE re-acquired all of the rights to the ZYBRESTAT for ophthalmology and OXi4503 programs that had been licensed to ViDA in October 2008. In addition, the approximately $12,400,000 in cash and marketable securities held by ViDA was transferred to OXiGENE. After the purchase option was exercised, ViDA became a wholly-owned subsidiary of OXiGENE and ceased being a variable interest entity.

OXiGENE recorded the acquisition of ViDA as a capital transaction and the $10,383,000 excess of the fair market value of the common shares issued by OXiGENE ($15,600,000) over the carrying value of the noncontrolling interest ($5,217,000) is reflected directly in equity as a reduction to Additional paid-in capital. As a result, the noncontrolling interest balance was eliminated. The reduction to Additional paid-in capital was also presented as an increase in the loss applicable to common stock within the calculation of basic and diluted earnings per share.

Quarterly Financial Data for 2009, 2008, and 2007

The following is a summary of the quarterly results of operations for the nine months ended September 30, 2009 and years ended December 31, 2008 and 2007:

	Three Months Ended
	March 31,	June 30,	September 30,
	2009	2009	2009
	(Amounts in thousands)

Liscense revenue	$—	$—	$—
Net loss attributed to OXiGENE, Inc.	(5,551)	(5,272)	(6,475)
Net loss applicable to common stock	(5,551)	(5,272)	(16,858)
Basic and Diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.12)	$(0.11)	$(0.29)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008

License revenue	$—	$—	$13	$—
Net loss attributed to OXiGENE, Inc.	(5,445)	(7,048)	(7,108)	(1,800)
Basic and diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.19)	$(0.25)	$(0.25)	$(0.05)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

License revenue	$—	$7	$—	$5
Net loss attributed to OXiGENE, Inc.	(3,948)	(5,369)	(5,275)	(5,797)
Basic and diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.14)	$(0.19)	$(0.19)	$(0.21)

Selected Historical Financial Data of VaxGen

The selected financial data as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are derived from VaxGen’s audited financial statements and are included in this joint proxy statement/prospectus beginning on page F-43. The selected financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004, are derived from VaxGen’s audited financial statements and are not included in this joint proxy statement/prospectus. The statement of operations data for the nine months ended September 30, 2009 and 2008, as well as the balance sheet data as of September 30, 2009 are derived from VaxGen’s unaudited interim financial statements included in this joint proxy statement/prospectus beginning on page F-73. The unaudited financial statements include all adjustments, consisting of normal accruals, which VaxGen considers necessary for a fair presentation of the financial position and the results of operations for these periods. The financial data should be read in conjunction with “VaxGen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and VaxGen’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

The financial data below with respect to the fiscal years ended December 31, 2004 and 2005 have been revised from the presentation in VaxGen’s audited financial statements for such periods to reflect noncontrolling interests in a subsidiary as a component of stockholders’ equity and to include separate presentation of the amount of net loss allocable to the noncontrolling interests in addition to the net loss attributable to VaxGen’s stockholders in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)		(In thousands, except per share amounts)

Revenues:
Research contracts and grants	$—	$—	$—	$4,098	$13,205	$29,073	$31,395
Other services	—	293	293	913	—	—	—
Related party services	—	—	—	—	1,631	866	—

Total revenues	—	293	293	5,011	14,836	29,939	31,395

Operating expenses:
Research and development	—	1,387	1,387	19,653	49,001	64,230	42,652
General and administrative	5,484	10,892	12,700	20,437	27,683	32,905	21,803
Impairment of assets held for sale	231	8,498	8,848	—	—	—	—
Impairment of property and equipment	—	—	—	10,681	—	—	—
Restructuring	—	1,313	1,314	5,374	—	—	—

Total operating expenses	5,715	22,090	24,249	56,145	76,684	97,135	64,455

Loss from operations	(5,715)	(21,797)	(23,956)	(51,134)	(61,848)	(67,196)	(33,060)

Other income (expense):
Interest expense	(31)	(1,571)	(1,901)	(2,447)	(2,470)	(2,360)	—
Interest and other income	235	1,586	1,839	4,681	2,239	967	807
Valuation adjustments	—	2,612	3,500	4,720	(5,295)	(1,129)	(16,183)
Gain on convertible debt repurchase	—	3,791	4,915	—	—	—	—
Gain on sale of Anthrax Program	—	3,000	3,000	—	—	—	—
Equity in loss of affiliate	—	—	—	—	(5,290)	(2,370)	—
Gain on foreign currency transactions	—	—	—	—	7,454	825	—
Gain on sale of investment in affiliate	—	—	—	—	104,012	11,196	—
Realized gain on sale of available for sale investments	357	—	—	—	—	—	—

Total other income (expense), net	561	9,418	11,353	6,954	100,650	7,129	(15,376)

Income (loss) before taxes	(5,154)	(12,379)	(12,603)	(44,180)	38,802	(60,067)	(48,436)
Provision for (benefit of) income taxes	—	—	(40)	—	1,210	—	—

Net income (loss)	(5,154)	(12,379)	(12,563)	(44,180)	37,592	(60,067)	(48,436)
Net loss attributable to noncontrolling interests	—	—	—	—	—	4,109	2,742

Net income (loss) attributable to VaxGen	$(5,154)	$(12,379)	$(12,563)	$(44,180)	$37,592	$(55,958)	$(45,694)

Net income (loss) per share, basic and diluted	$(0.16)	$(0.37)	$(0.38)	$(1.33)	$1.15	$(1.89)	$(1.78)

Shares used in computing net income (loss) per share:
Basic	33,107	33,107	33,107	33,107	32,723	29,599	25,677

Diluted	33,107	33,107	33,107	33,107	32,797	29,599	25,677

	September 30,	December 31,
	2009	2008	2007	2006	2005	2004
	(unaudited)		(In thousands)

Cash, cash equivalents and investment securities	$34,010	$38,540	$71,615	$97,743	$17,026	$46,090
Working capital	34,014	39,334	65,004	89,761	1,638	23,681
Property and equipment	—	—	10,806	28,417	32,275	138,246
Investment in affiliate	—	—	—	—	17,761	—
Total Assets	36,854	42,097	89,965	142,060	81,833	198,467
Derivative liabilities	—	—	3,500	8,220	2,925	—
Convertible senior subordinated notes	—	—	30,679	30,321	29,967	—
Non-current obligations	—	—	—	—	—	57,531
Total stockholders’ equity	30,968	36,219	47,039	89,061	24,145	108,510

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data of OXiGENE and VaxGen

The following selected unaudited pro forma condensed combined consolidated financial information has been prepared to give effect to the proposed merger of OXiGENE and VaxGen as if it had occurred on September 30, 2009. The merger will be accounted for under U.S. generally accepted accounting principles as an acquisition of the net assets of VaxGen, whereby the individual assets and liabilities of VaxGen will be recorded by OXiGENE as of the completion of the merger based on their estimated fair values. As VaxGen has ceased substantially all of its operations, the acquisition is not considered by OXiGENE to be a business combination, and the allocation of the purchase price will not result in the recognition by OXiGENE of any goodwill. The total estimated purchase price (based on application of an assumed exchange ratio of 0.4719 to pro forma shares outstanding as of September 30, 2009) calculated as described in the notes to the unaudited pro forma condensed combined consolidated balance sheet included elsewhere in this joint proxy statement/prospectus, has been allocated to the tangible assets acquired and liabilities assumed in connection with the transaction, on the basis of initial estimates of their fair values. A final determination of these fair values, which cannot be made prior to the completion of the merger, will be based on the actual value of consideration paid, including contingent consideration, and valuations of the remaining net assets of VaxGen that exist as of the date of completion of the merger, which may differ from those portrayed in the unaudited pro forma consolidated balance sheet.

No unaudited pro forma condensed combined consolidated statement of operations has been presented, as substantially all of the operations of VaxGen have ceased prior to entering into the merger agreement, and the combined pro forma operating performance of both OXiGENE and VaxGen is not considered meaningful for purposes of illustrating the impact of the acquired net assets of VaxGen or the future operations of the combined company.

The following selected unaudited pro forma condensed combined consolidated balance sheet data are prepared for illustrative purposes only and are not necessarily indicative of the financial position of OXiGENE that would have resulted had the merger been consummated as of September 30, 2009. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Information.”

The following selected unaudited pro forma condensed combined consolidated balance sheet data should be read in conjunction with the historical financial statements of OXiGENE and the historical consolidated financial statements of VaxGen included elsewhere in this joint proxy statement/prospectus.

	As of September 30, 2009
	OXiGENE	VaxGen	Pro Forma	Pro Forma
	Historical	Historical	Adjustments	Combined

Cash, cash equivalents and investment securities	$21,883	$34,010	$—	$55,893
Restricted cash	140	—	—	140
Working capital	15,448	34,014	(2,333)	47,129
Total assets	24,267	36,854	(882)	60,239
Total liabilities	11,296	5,886	9,759	26,941
Accumulated deficit	(176,500)	(272,395)	271,945	(176,950)
Total Equity	$12,971	$30,968	$(10,641)	$33,298

MARKET PRICE AND DIVIDEND INFORMATION

Market Price

Shares of OXiGENE common stock are listed and traded on the NASDAQ Global Market under the symbol “OXGN” and on the OMX Stockholm Exchange in Sweden under the symbol “OXGN.SE.” Shares of VaxGen common stock are quoted and traded on the OTC Bulletin Board under the symbol “VXGN.OB.” VaxGen common stock was quoted on the OTC Pink Sheets under the symbol “VXGN.PK” until March 12, 2008.

The following tables set forth, for the periods indicated, the high and low daily sales prices per share of OXiGENE common stock as reported on the NASDAQ Global Market and VaxGen common stock as quoted on the OTC Bulletin Board or the OTC Pink Sheets.

OXiGENE Common Stock

Fiscal Year Ended December 31, 2007	High	Low

First Quarter	$4.99	$3.68
Second Quarter	$5.12	$3.77
Third Quarter	$4.25	$3.04
Fourth Quarter	$3.93	$2.10

Fiscal Year Ended December 31, 2008	High	Low

First Quarter	$2.55	$1.71
Second Quarter	$1.98	$1.14
Third Quarter	$1.58	$1.05
Fourth Quarter	$1.63	$0.60

Fiscal Year Ended December 31, 2009	High	Low

First Quarter	$0.89	$0.52
Second Quarter	$2.78	$0.71
Third Quarter	$2.37	$1.31
Fourth Quarter (through November 27, 2009)	$1.70	$1.01

VaxGen Common Stock

Year Ended December 31, 2007	High	Low

First Quarter	$2.70	$1.75
Second Quarter	$2.15	$1.52
Third Quarter	$1.85	$1.32
Fourth Quarter	$1.60	$0.41

Year Ended December 31, 2008	High	Low

First Quarter	$0.71	$0.30
Second Quarter	$0.70	$0.40
Third Quarter	$0.79	$0.49
Fourth Quarter	$0.60	$0.33

Year Ended December 31, 2009	High	Low

First Quarter	$0.49	$0.33
Second Quarter	$0.55	$0.40
Third Quarter	$1.00	$0.44
Fourth Quarter (through November 27, 2009)	$0.74	$0.48

The table below sets forth the closing sale prices of OXiGENE common stock as reported on the NASDAQ Global Market and VaxGen common stock as reported on the OTC Bulletin Board, and the equivalent per share value of VaxGen common stock giving effect to the merger (as determined by multiplying the closing price of VaxGen common stock by the assumed merger exchange ratio of 0.4719 of a share of OXiGENE common stock per share of VaxGen common stock assuming no adjustments thereto each determined as of October 14, 2009, the last trading day prior to the public announcement of the transaction with the Securities and Exchange Commission, or SEC, and as of November 27, 2009, the last full trading day before the filing of this proxy statement/prospectus. The market prices of OXiGENE and VaxGen common stock will continue to fluctuate between the date of this joint proxy statement/prospectus and the time of the VaxGen special meeting, the OXiGENE special meeting, and the completion of the merger. No assurance can be given concerning the market prices of OXiGENE common stock or VaxGen common stock before the completion of the merger or the market price of OXiGENE common stock after the completion of the merger. As a result, the market value of the OXiGENE common stock that VaxGen stockholders will receive in the merger may vary significantly from the prices shown in the table below.

	OXiGENE	VaxGen	VaxGen Equivalent
	Common Stock	Common Stock	per Share Value

October 14, 2009	$1.42	$0.70	$0.67
November 27, 2009	$1.18	$0.65	$0.56

The above table shows only historical comparisons. These comparisons may not provide meaningful information to VaxGen stockholders in determining whether to adopt the merger agreement. VaxGen stockholders are urged to obtain current market quotations for OXiGENE and VaxGen common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus, when considering whether to adopt the merger agreement. See “Where You Can Find Additional Information” beginning on page 216 of this joint proxy statement/prospectus.

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical book value per share of OXiGENE common stock and the historical book value per share of VaxGen common stock in comparison with the unaudited pro forma book value per share after giving effect to the proposed merger of OXiGENE with VaxGen as an acquisition of net assets.

You should read the tables below in conjunction with the audited and unaudited financial statements of OXiGENE included in this joint proxy statement/prospectus and audited and unaudited financial statements of VaxGen included in this joint proxy statement/prospectus and the related notes and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this joint proxy statement/prospectus.

OXiGENE

	Year	Nine Months
	Ended	Ended
	December 31,	September 30,
	2008	2009

Historical Per Common Share Data:
Book value per share	$0.62	$0.21

VaxGen

	Year	Nine Months
	Ended	Ended
	December 31,	September 30,
	2008	2009

Historical Per Common Share Data:
Book value per share	$1.09	$0.94

OXiGENE and VaxGen

Nine Months
Ended
September 30,
2009

Combined Unaudited Pro Forma Per Share Data:
Book value per combined share	$0.43

The combined unaudited pro forma book value per combined share amount represents the pro forma total stockholders equity amount of $33,298,000 (see page 188 — Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet), divided by the sum of OXiGENE’s shares outstanding as of September 30, 2009 of 62,447,000 and the pro forma VaxGen shares outstanding as of September 30, 2009 (the product of VaxGen’s shares outstanding as of September 30, 2009 of 33,107,000 shares times the exchange ratio of .4719) of 15,623,000 shares for a total pro forma shares outstanding as of September 30, 2009 of 78,070,000 shares.

Record Holders

As of November 27, 2009, the last date prior to filing of this joint proxy statement/prospectus with the SEC for which it was practicable to obtain this information, there were approximately 87 registered holders of record of OXiGENE common stock and approximately 350 registered holders of record of VaxGen common stock.

For detailed information regarding the beneficial ownership of certain stockholders of the combined company upon consummation of the merger, see the section entitled “Principal Stockholders of Combined Company” in this joint proxy statement/prospectus.

Dividends

OXiGENE has never declared or paid cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the OXiGENE board of directors and will depend upon OXiGENE’s financial condition, operating results, capital requirements, deployment of resources and ability to engage in strategic transactions, whether or not the merger is consummated, and such other factors as the OXiGENE board of directors deems relevant.

VaxGen has never declared or paid cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, OXiGENE and VaxGen stockholders should carefully consider the following risk factors before deciding whether to vote in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger. If any of the risks described below actually occurs, the respective businesses, operating results, financial condition or stock prices of OXiGENE, VaxGen or the combined company could be materially adversely affected. In addition, if the merger is completed, the combined company’s business immediately following the merger will be the business conducted by OXiGENE immediately prior to the merger. As a result, the risks described below under “— Risks Related to OXiGENE and the Combined Company” are the most significant risks to the combined company if the merger is completed.

Both OXiGENE and VaxGen are subject to various risks associated with their businesses and their financial condition. In addition, the merger, as well as the possibility that the merger may not be completed, pose a number of risks to each company and its respective stockholders, including the following risks:

•	The exchange ratio in the merger agreement is subject to adjustment based on VaxGen’s net cash immediately prior to the anticipated closing date, which could further dilute the ownership of the OXiGENE or VaxGen stockholders in the combined company. If the net cash of VaxGen is more than target net cash of approximately $33.2 million shortly before the anticipated closing, the merger agreement provides for an adjustment to the exchange ratio to increase the number of shares of OXiGENE common stock that VaxGen stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current OXiGENE stockholders in the combined company. If the net cash of VaxGen is less than target net cash of approximately $33.2 million shortly before the anticipated closing, the merger agreement provides for an adjustment to the exchange ratio to decrease the number of shares of OXiGENE common stock that VaxGen stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current VaxGen stockholders in the combined company. VaxGen currently estimates that its net cash at closing will be less than the target net cash, depending on the actual closing date and based on estimated expenses incurred in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. The exchange ratio may also be affected by the number of shares of issued and outstanding common stock of VaxGen and OXiGENE at the time of the closing of the merger.

•	Consummation of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the issuance of shares of OXiGENE common stock in the merger by the OXiGENE stockholders and the approval of the merger agreement by the VaxGen stockholders. If any of the conditions to the merger are not satisfied or, where waiver is permissible, not waived, the merger will not be consummated.

•	The deal-protection provisions of the merger agreement may deter alternative business transactions which could be advantageous to OXiGENE or VaxGen when compared to the terms and conditions of the merger described in this joint proxy statement/prospectus. The merger agreement provides that, upon termination of the merger agreement under specified circumstances, including by VaxGen to pursue a superior transaction, as defined in the merger agreement or a liquidation prior to the VaxGen special meeting, or by OXiGENE to pursue a financing transaction with net proceeds of least $30 million either party may be required to pay the other party a termination fee of $1.425 million and to reimburse the other party’s expenses up to $325,000. In addition, in the event that VaxGen effects a liquidation within 180 days after the VaxGen special meeting of stockholders, it will be required to pay OXiGENE a termination fee of $712,500 and reimburse OXiGENE’s expenses up to $325,000.

•	Whether or not the merger is completed, the announcement and pendency of the merger may have and could impact or cause disruptions in OXiGENE’s business, which could have an adverse effect on its business and operating results and the business and operating results of the combined company if the merger is completed.

•	The combined company’s stock price may be volatile, and the market price of its common stock may decline in value following the merger.

Risks Related to the Merger

The exchange ratio in the merger agreement is subject to adjustment based on VaxGen’s net cash shortly before the anticipated closing date and the number of shares of issued and outstanding common stock of OXiGENE and VaxGen at the time of closing, which could further dilute the ownership of either the OXiGENE or VaxGen stockholders in the combined company.

Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger, based on the number of shares of common stock of OXiGENE and VaxGen outstanding on October 14, 2009, each share of common stock of VaxGen issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.4719 of a share of OXiGENE common stock, subject to potential adjustment as described in the merger agreement depending upon the amount of net cash of VaxGen, less certain expenses and liabilities, shortly before the anticipated closing date of the merger. If the net cash of VaxGen is more than target net cash of approximately $33.2 million shortly before the anticipated closing, the merger agreement provides for an adjustment to the exchange ratio to increase the number of shares of OXiGENE common stock that VaxGen stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current OXiGENE stockholders in the combined company. If the net cash of VaxGen is less than target net cash of approximately $33.2 million shortly before the anticipated closing, the merger agreement provides for an adjustment to the exchange ratio to decrease the number of shares of OXiGENE common stock that VaxGen stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current VaxGen stockholders in the combined company. VaxGen currently estimates that its net cash at closing will be less than the target net cash, depending on the actual closing date and based on estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. The exchange ratio may also be affected by the number of shares of issued and outstanding common stock of VaxGen and OXiGENE at the time of the closing of the merger.

The items that will constitute VaxGen’s net cash at the determination date set forth in the merger agreement are subject to a number of factors, most of which are outside the control of OXiGENE and some of which are outside the control of VaxGen. For a more detailed discussion of the calculation of VaxGen’s net cash at the determination date set forth in the merger agreement and to view a table that illustrates how changes in VaxGen’s net cash at the determination date will affect the exchange ratios, see “The Merger Agreement — Merger Consideration, Adjustments and Escrow” beginning on page 88.

The exchange ratio is not adjustable based on the market price of OXiGENE common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.

Although the exchange ratio set forth in the merger agreement is potentially adjustable upward or downward depending upon VaxGen’s net cash at the determination date set forth in the merger agreement or based on the number of VaxGen or OXiGENE shares outstanding at closing, both the exchange ratio and the number of shares to be issued by OXiGENE are not adjustable based on the market price of OXiGENE or VaxGen common stock and the merger agreement may not be terminated as a result of any such changes. If the market price of OXiGENE common stock declines from the market price on the date of the merger agreement prior to the closing of the merger, VaxGen stockholders could receive merger consideration with substantially lower value. Similarly, if the market price of OXiGENE common stock increases from the market price on the date of the merger agreement prior to the closing of the merger, VaxGen stockholders could receive merger consideration with considerably more value than their shares of VaxGen common stock and OXiGENE stockholders immediately prior to the merger will not be compensated for the increased market value of OXiGENE common stock. Because the exchange ratio does not adjust as a result of changes in the value of OXiGENE common stock, for each one percentage point that the market value of OXiGENE common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration to be issued to VaxGen stockholders. For example, on October 14, 2009, the date of the execution of the merger agreement, the closing price of OXiGENE common stock, as reported on the NASDAQ Global Market, was $1.42 per share. Assuming that a total of approximately 24.1 million shares of OXiGENE common stock are issuable to VaxGen stockholders in connection with the merger at an assumed price per share equal to the execution date closing price of OXiGENE common stock, the aggregate merger consideration for VaxGen stockholders would be valued at approximately $34.2 million. If, however, the closing price of OXiGENE common stock on the date of closing of the merger declines from the closing price on the date of the merger agreement to, for example, $1.14 per share, a decline of approximately 20 percent, the aggregate merger consideration to be issued to VaxGen stockholders in the merger would decrease from approximately $34.2 million to approximately $27.5 million, a decline of $6.7 million, or approximately 20 percent in this example.

The merger is subject to certain conditions to closing that could result in the merger not being consummated or being delayed, either of which could negatively impact the market price of OXiGENE and VaxGen common stock and their respective future businesses and operating results.

Consummation of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the issuance of shares of OXiGENE common stock in the merger by the OXiGENE stockholders and the approval of the merger agreement by the VaxGen stockholders. If any of the conditions to the merger are not satisfied or, where waiver is permissible, not waived, the merger will not be consummated. Failure to complete the merger could result in a number of adverse effects, including:

•	preventing OXiGENE and VaxGen from realizing any benefits from the merger;

•	requiring OXiGENE and VaxGen to incur significant transaction costs without realizing any benefits of the merger, and depending upon the circumstances of the failure to complete the merger, requiring VaxGen to pay OXiGENE a termination fee of either $1.425 million or $712,500, depending on the cause of the termination, and/or expense reimbursement of up to $325,000 or requiring OXiGENE to pay VaxGen a $1.425 million termination fee and/or expense reimbursement of up to $325,000;

•	a decline in the market prices of OXiGENE and VaxGen common stock to the extent the current market prices of OXiGENE and VaxGen common stock positively reflect a market assumption that the merger will occur;

•	uncertainty surrounding the future direction of the product offerings, available alternatives and strategy of OXiGENE on a standalone basis or a negative perception by the market of OXiGENE and VaxGen generally;

•	leaving VaxGen with no viable strategy to generate stockholder value through a business combination, and forcing VaxGen to liquidate after incurring significant transaction expenses and continued operational costs during the period prior to the VaxGen special stockholder meeting, thus further reducing the likely liquidation value to VaxGen stockholders; and

•	the diversion of the attention of OXiGENE’s and VaxGen’s management to the merger instead of their respective operations and the pursuit of other opportunities that could have been beneficial to their respective businesses.

It is possible that the merger will not be consummated or the consummation may be delayed or consummated on different terms than those contemplated by the merger agreement and as described in this joint proxy statement/prospectus.

The announcement and pendency of the merger may have and could impact or cause disruptions in OXiGENE’s business, which could have an adverse effect on its business, operating results and financial condition and, if the merger is completed, the business, operating results and financial condition of the combined company.

The announcement and pendency of the merger may cause disruptions in or otherwise negatively impact OXiGENE’s business, operating results and financial condition, and if the merger is completed, the business, operating results and financial condition of the combined company. Among other things:

•	the attention of OXiGENE’s management may be directed toward the completion of the merger and transaction-related considerations and may be diverted from day-to-day business operations; and

•	vendors, suppliers or other business partners may seek to modify or terminate their business relationships with OXiGENE or the combined company.

These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement and could have an adverse effect on OXiGENE’s business, operating results or financial condition, and if the merger is completed, the business, operating results or financial condition of the combined company.

OXiGENE and VaxGen have incurred and will continue to incur significant transaction costs in connection with the merger, some of which will be required to be paid even if the merger is not completed.

OXiGENE and VaxGen have incurred and will continue to incur significant transaction costs in connection with the merger. These costs are primarily associated with the fees of their respective attorneys, accountants and financial advisors as well as printing this joint proxy statement/prospectus. Most of these costs will be paid by the party incurring the costs even if the merger is not completed. In addition, if the merger agreement is terminated due to certain triggering events specified in the merger agreement, OXiGENE or VaxGen may be required to pay the other party a termination fee of $1.425 million or $712,500, depending on the circumstances. The merger agreement also provides that under specified circumstances, OXiGENE or VaxGen may be required to reimburse the other party up to $325,000 for its expenses in connection with the transaction. If the merger is completed, the combined company will bear the transaction costs of both OXiGENE and VaxGen in connection with the merger, including financial advisor, legal and accounting fees and expenses.

Litigation is pending against VaxGen, the members of the VaxGen board of directors and OXiGENE challenging the merger and adverse judgments in these lawsuits may prevent the merger from becoming effective within the expected timeframe or at all.

VaxGen, the members of the VaxGen board of directors, and OXiGENE have been named as defendants in purported class action lawsuits brought by VaxGen stockholders challenging VaxGen’s proposed merger with OXiGENE. These lawsuits seek to rescind the merger agreement and an injunction prohibiting the parties from completing the merger. If the plaintiffs in these cases are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed upon terms, the injunction may prevent the parties from completing the merger in the expected timeframe, if at all. Even if the plaintiffs in these actions are not successful, the costs of defending against such claims could adversely affect the financial condition of OXiGENE or VaxGen and will reduce VaxGen’s net cash at closing which will reduce the exchange ratio to VaxGen stockholders, to the extent not covered by insurance. For more information about litigation related to the merger, see “Litigation Related to the Merger” beginning on page 87.

Certain directors and executive officers of VaxGen and OXiGENE have interests in the merger that may be different from, or in addition to, or conflict with interests of VaxGen and OXiGENE stockholders generally.

Some directors and executive officers of OXiGENE and VaxGen may have interests in the merger that differ from, are in addition to or conflict with interests of OXiGENE and VaxGen stockholders, respectively. For example, the executive officer of VaxGen who provided information to the VaxGen board of directors relating to the merger has severance benefit arrangements and other benefits in a change in control of VaxGen and rights to ongoing indemnification that provide him with interests in the merger that may differ from VaxGen stockholders generally. In addition, two directors of VaxGen are expected to become directors of the combined company and receive equity and cash compensation consistent with OXiGENE’s standard compensation practices for directors. VaxGen stockholders should be aware of these interests when considering the recommendation of the VaxGen board of directors that they vote in favor of adopting the merger agreement and the transactions contemplated thereby, including the merger. See “Interests of VaxGen Directors and Officers in the Merger” beginning on page 79. The only interests that the directors and executive officers of OXiGENE have in the merger are that such individuals will continue in their current positions with the combined company. OXiGENE stockholders also should be aware of these interests when considering the recommendation of the OXiGENE board of directors that they vote in favor of the issuance of OXiGENE common stock pursuant to the merger agreement. See “Interests of OXiGENE Directors and Officers in the Merger” beginning on page 79.

The deal-protection provisions of the merger agreement may deter alternative transactions which could be advantageous to OXiGENE or VaxGen when compared to the terms and conditions of the merger transaction described in this joint proxy statement/prospectus, and, in certain circumstances, may require VaxGen or OXiGENE to pay the other party a $1.425 million or $712,500 termination fee, depending on the circumstances, or reimburse such party up to $325,000 for its expenses.

As a result of certain “deal-protection” provisions of the merger agreement, it is possible that a third party who might be interested in pursuing an alternative transaction with OXiGENE or VaxGen would be discouraged from doing so. Any such proposal might be advantageous to the stockholders of OXiGENE or VaxGen when compared to the merger transaction described in this joint proxy statement/prospectus. In particular, provisions of the merger agreement which require the payment of a $1.425 million or $712,500 termination fee, depending on the circumstances, and/or reimbursement of up to $325,000 of expenses to the other party may deter third parties from proposing alternative business transactions that might result in greater value to OXiGENE or VaxGen stockholders than the merger. In addition, in the event the merger agreement is terminated by OXiGENE or VaxGen in circumstances that may obligate OXiGENE or VaxGen to pay a termination fee or reimburse the other party for its expenses, OXiGENE’s or VaxGen’s stock price may decline as a result of this reimbursement, its financial condition could be adversely affected and/or a potential competing third party proposing an alternative transaction may propose less favorable terms than it might otherwise have proposed.

Certain directors and executive officers of OXiGENE and VaxGen and a stockholder of OXiGENE have entered into voting agreements that require them to vote in favor of the adoption of the merger agreement and the transactions contemplated thereby and against any competing business transaction, which could discourage third parties from making an alternative business transaction proposal to OXiGENE or VaxGen and deprive the stockholders of such company of the benefit of a more advantageous business transaction.

Certain directors and executive officers of OXiGENE and VaxGen and a stockholder of OXiGENE, who in the aggregate beneficially owned approximately 45 percent of the issued and outstanding shares of OXiGENE common stock and less than 1 percent of the issued and outstanding shares of VaxGen common stock, respectively, as of the record date, have entered into voting agreements as further described in the section entitled “Voting Agreements” beginning on page 97 of this joint proxy statement/prospectus, pursuant to which they have agreed, during the term of such agreements and subject to certain exceptions, to vote their shares of common stock in favor of the adoption of the merger agreement and the transactions contemplated thereby and against any competing business transaction. The existence of these voting agreements may discourage third parties from making an alternative business transaction proposal to OXiGENE or VaxGen and deprive the stockholders of such company the benefit of a more advantageous business transaction.

Charges resulting from the allocation of the purchase consideration may adversely affect the market value of the combined company’s common stock following the merger.

The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of VaxGen, whereby the individual assets and liabilities of VaxGen will be recorded by OXiGENE as of the completion of the merger based on their estimated fair values. Following the completion of the merger, changes in the valuation of liabilities assumed from those recorded upon completion of the merger will be recorded in the future statements of operations of the combined company. In addition, should a previously unrecognized liability be recognized after the completion of the merger transaction, such liability would be required to be reflected in the combined company’s statement of operations. Such adjustments and potential charges could have a material impact on the combined company’s results of operations which could have an adverse impact on the market value of the combined company’s common stock.

OXiGENE and VaxGen may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Each of the conditions to OXiGENE’s and VaxGen’s obligations to complete the merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of OXiGENE and VaxGen. In the event of a waiver of a condition, the boards of directors of OXiGENE and VaxGen will evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and resolicitation of proxies is necessary. In the event that the board of directors of OXiGENE or VaxGen determines any such waiver is not significant enough to require resolicitation of stockholders, it will have the discretion to complete the merger without seeking further stockholder approval. Approval of each company’s stockholders cannot be waived.

If any of the events described in “Risks Related to OXiGENE and the Combined Company” occur, those events could cause the potential benefits of the merger not to be realized.

Following the effective time of the merger, OXiGENE’s business as conducted prior to the merger is expected to constitute the business and assets of the combined company. As a result, the risks described below in the section entitled “Risks Related to OXiGENE and the Combined Company” beginning on page 26 are among the most significant risks to the combined company if the merger is completed. To the extent any of the events described in such risks occur, those events could cause the potential benefits of the merger not to be realized and the market price of the combined company’s common stock to decline.

Risks Related to OXiGENE and the Combined Company

In determining whether to approve the merger, you should carefully read the following risk factors. OXiGENE and VaxGen anticipate that immediately following the merger the business of the combined company will be the business conducted by OXiGENE immediately prior to the merger. As a result, the following risks are the most significant that you will face if the merger is completed.

Risks Related to OXiGENE’s and the Combined Company’s Business

OXiGENE and the combined company following the closing of the merger will be required to raise additional funds to finance its operations and remain a going concern; OXiGENE may not be able to do so when necessary, and the terms of any financings may not be advantageous its.

OXiGENE’s operations to date have consumed substantial amounts of cash. OXiGENE expects its cash on hand to fund its operations into the second quarter of 2010. In order to remain a going concern beyond that time, OXiGENE will require significant funding. Following the completion of the merger, OXiGENE expects its resulting cash to fund operations through the first quarter of 2011, assuming that OXiGENE continues to pay the contracted facility lease amounts during that period. Additional funds to finance the operations of the combined company may not be available to the combined company on terms that it deems acceptable, or at all. Negative cash flows from OXiGENE’s operations are expected to continue over at least the next several years. Except for the cash to be received upon closing of the merger, OXiGENE does not currently have any commitments to raise additional capital by selling equity, issuing debt or entering into any collaboration that would provide material funding. OXiGENE’s cash utilization amount is highly dependent on the progress of its product development programs, particularly, the results of its preclinical and clinical studies, the cost timing and outcomes of regulatory approval for its product candidates, the terms and conditions of its contracts with service providers for these programs, the rate of recruitment of patients in its human clinical trials, as well as the timing of hiring development staff to support its product development plans. Many of these factors are not within OXiGENE’s control.

OXiGENE’s or the combined company’s actual capital requirements will depend on numerous factors, including: the progress and results of its preclinical testing and clinical trials of its product candidates under development, including ZYBRESTAT and OXi4503; the progress of its research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resolution of any of the lease liability; the resources, if any, that OXiGENE devotes to developing manufacturing methods and advanced technologies; its ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable OXiGENE to continue its development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing its patent claims, or defending against possible claims of infringement by it of third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by OXiGENE; and, if and when approved, the demand for its products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

The combined company will need to raise additional funds to support its operations, and such funding may not be available to OXiGENE or the combined company on acceptable terms, or at all. OXiGENE may be able to access its Kingsbridge Committed Equity Financing Facility (CEFF) to augment its existing capital resources as long as the current market value of its common stock remains above the minimum price required for draw downs under its agreement with Kingsbridge. The combined company intends to aggressively pursue other forms of capital infusion, including strategic alliances with organizations that have capabilities and/or products that are complementary to its own or may be able to contribute capital, in order to continue the development of its product candidates. Under the merger agreement, OXiGENE has agreed not to issue or sell any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of OXiGENE capital stock prior to the closing, except for (1) a financing transaction or a series of related financing transactions resulting in net proceeds to OXiGENE of at least $30,000,000 in which the price per share or the exercise or conversion price per share in any such issuance is greater than $1.46, or (2) the issuance of shares of OXiGENE common stock pursuant to OXiGENE’s stock plans or warrants, without the prior consent of VaxGen.

If the combined company is unable to raise additional funds when needed, it may not be able to continue development of its product candidates or it could be required to delay, scale back or eliminate some or all of its development programs or cease operations. The combined company may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to the combined company’s then current stockholders and debt financing, if available, may involve restrictive covenants. If OXiGENE or the combined company raises funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to it, rights to some of its technologies or product candidates that OXiGENE would otherwise seek to develop or commercialize itself. The combined company’s failure to raise capital when needed may materially harm its business, financial condition and results of operations.

OXiGENE has a history of losses, and OXiGENE anticipates that it and the combined company will continue to incur losses in the future.

OXiGENE has experienced net losses every year since its inception and, as of September 30, 2009, had an accumulated deficit of approximately $176,500,000. OXiGENE or the combined company anticipates continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on its continuing clinical trials with respect to its VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. OXiGENE has not commercially introduced any product and its potential products are in varying early stages of development and testing. OXiGENE’s or the combined company’s ability to attain profitability will depend upon its ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of its products and to license or otherwise market its products successfully. OXiGENE or the combined company may never achieve profitability, and even if it does, it may not be able to sustain being profitable.

In April 2009, OXiGENE initiated an internal review of matters pertaining to its quality, vendor oversight and regulatory compliance systems, practices and procedures relating to the conduct of clinical trials sponsored by it. While OXiGENE believes that the actions taken by it in connection with this review have substantially improved its systems, practices and procedures, OXiGENE cannot assure you that these measures will fully prevent any future quality, vendor management or regulatory compliance issues.

Because OXiGENE operates with a relatively small clinical operations team while sponsoring clinical trials in numerous foreign jurisdictions, it is heavily reliant on outside vendors, including clinical research organizations, or CROs, for the training of personnel at the various sites where it is sponsoring clinical trials, periodic monitoring of clinical trial sites, and ongoing management of clinical trial operations at trial sites. Under OXiGENE’s oversight, outside vendors are also responsible for hosting and managing OXiGENE’s clinical trial databases, including safety databases, and for reporting safety information to the FDA and foreign regulatory authorities. In April 2009, OXiGENE initiated an internal review of its systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance as a result of concerns raised by internal personnel that its existing systems, practices and procedures in these areas were not sufficiently robust.

OXiGENE’s Board of Directors established a committee of its members to manage the review process. The review primarily focused on matters relating to OXiGENE’s ongoing FACT trial in anaplastic thyroid cancer, and included an evaluation of its systems, practices and procedures involving, among other things, the following matters:

•	selection and oversight of vendors to OXiGENE of clinical trial-related services;

•	maintenance and management of databases containing safety and other data from clinical trials, the timely reporting of any issues raised from the review of safety and other data to applicable regulatory authorities, institutional review boards and ethics committees, and data safety monitoring committees;

•	oversight of the monitoring of clinical trial sites by outside vendors and the review of and response to periodic monitoring reports;

•	training of clinical trial investigators and site personnel;

•	establishing adequate standard operating procedures, or SOPs, and internal staff training in such procedures to ensure appropriate adherence to applicable quality and compliance standards; and

•	allocation of resources to OXiGENE’s Quality/Compliance Department.

With the assistance of an outside consulting firm, OXiGENE has prepared and adopted a corrective actions/preventive actions plan, or CAPA, which is designed to remedy and avoid the recurrence of matters noted during the internal review. Pursuant to the CAPA, OXiGENE is implementing a number of operational changes, particularly as they relate to vendor qualification and oversight, management of clinical trial and safety databases, review and reporting of safety data, and personnel training. In parallel with these operational changes, OXiGENE recruited a new Chief Development Officer to oversee its drug development programs, and it is recruiting additional personnel in our Quality Assurance function.

While OXiGENE believes that the actions we have taken in response to the internal review have collectively resulted in substantially improved quality, vendor oversight, and regulatory compliance systems, practices and procedures, it cannot assure you that matters similar or related to those that prompted the review will not recur, or that applicable regulatory authorities, institutional review boards or ethics committees would find the actions taken by it in response to the internal review to have been sufficient. If applicable regulatory authorities were to find OXiGENE’s quality controls or other regulatory compliance systems to be insufficient, they could take a range of actions, including but not limited to placing one or more of OXiGENE’s clinical trials on clinical hold, requiring OXiGENE to redo one or more of its clinical trials, or requiring additional clinical trials prior to approval of any of OXiGENE’s product candidates. Similarly, if institutional review boards or ethics committees associated with OXiGENE’s clinical trial sites were to find OXiGENE’s quality systems, practices, and procedures to be insufficient, they could take a range of actions, including suspending participation in OXiGENE’s clinical trials at their sites. In addition, OXiGENE could decide on its own to take any of these actions, if either its management or a data safety monitoring committee concluded that such steps were necessary in order to protect the safety of subjects in trials involving its product candidates, the integrity of the data generated by those trials, or otherwise.

OXiGENE’s committed equity financing facility with Kingsbridge may not be available to it. If OXiGENE elects to make a draw down, it may be required to make additional “blackout” or other payments to Kingsbridge, which may result in dilution to its stockholders.

On February 19, 2008, OXiGENE entered into the CEFF with Kingsbridge. The CEFF entitles OXiGENE to sell and obligates Kingsbridge to purchase, from time to time over a period of three years from May 2008, shares of OXiGENE common stock for cash consideration up to an aggregate of $40 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for OXiGENE common stock; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; effectiveness of the registration statement registering the shares issuable to Kingsbridge under the CEFF for resale; and the continued listing of OXiGENE stock on the NASDAQ Global Market. In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting OXiGENE’s business, operations, properties or financial condition and if such condition continues for a period of 10 days from the date Kingsbridge provides OXiGENE notice of such material and adverse event. If OXiGENE is unable to access funds through the CEFF, or if the CEFF is terminated by Kingsbridge, OXiGENE may be unable to access capital on favorable terms or at all.

OXiGENE is entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the registration statement registering the shares issuable to Kingsbridge under the CEFF for resale and prohibit Kingsbridge from selling shares under the prospectus. If OXiGENE delivers a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement is not effective in circumstances not permitted by the agreement, then OXiGENE must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares held by Kingsbridge (exclusive of shares that Kingsbridge may hold pursuant to exercise of the Kingsbridge warrant) and the change in the market price of OXiGENE common stock during the period in which the use of the registration statement is suspended. If the trading price of OXiGENE common stock declines during a suspension of the registration statement, the blackout or other payment could be significant.

Should OXiGENE sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment, such sale will have a dilutive effect on the holdings of its current stockholders, and may result in downward pressure on the price of OXiGENE common stock. If OXiGENE draws down under the CEFF, it will issue shares to Kingsbridge at a discount of up to 12% from the volume weighted average price of its common stock. If OXiGENE draws down amounts under the CEFF when its share price is decreasing, it will need to issue more shares to raise the same amount than if its stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if OXiGENE’s share price was stable or increasing, and may further decrease OXiGENE’s share price.

OXiGENE or the combined company may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for its product candidates or those that it in-licenses.

OXiGENE has limited technical, managerial and financial resources to determine the indications on which it should focus the development efforts related to its product candidates. OXiGENE or the combined company may make incorrect determinations. The decisions to allocate OXiGENE’s research, management and financial resources toward particular indications or therapeutic areas for its product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, OXiGENE’s decisions to delay or terminate drug development programs may also be incorrect and could cause it to miss valuable opportunities. In addition, from time to time, OXiGENE or the combined company may in-license or otherwise acquire product candidates to supplement its internal development activities. Those activities may use resources that otherwise would be devoted to OXiGENE’s internal programs. OXiGENE cannot assure you that any resources that it devotes to acquired or in-licensed programs will result in any products that are superior to its internally developed products.

OXiGENE’s product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

OXiGENE’s product candidates are in an early stage of development. In order to achieve profitable operations, OXiGENE or the combined company, alone or in collaboration with others, must successfully develop, manufacture, introduce and market its products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by OXiGENE will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although OXiGENE has obtained some favorable results to date in preclinical studies and clinical trials of certain of its potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of OXiGENE’s products to be safe or capable of producing a desired result. Additionally, OXiGENE may encounter problems in its clinical trials that will cause it to delay, suspend or terminate those clinical trials. Further, OXiGENE’s research or product development efforts or those of its collaborative partners may not be successfully completed, any compounds currently under development by OXiGENE may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render OXiGENE’s potential products obsolete. If any of these problems occur, OXiGENE’s business would be materially and adversely affected.

OXiGENE depends heavily on its executive officers, directors, and principal consultants and the loss of their services would materially harm its business.

OXiGENE believes that its success depends, and will likely continue to depend, upon its ability to retain the services of its current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals could have a material adverse effect on OXiGENE. In addition, OXiGENE has established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, it with access to research laboratories, clinical trials, facilities and patients. Additionally, OXiGENE believes that it may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties.

OXiGENE’s industry is highly competitive, and its products may become technologically obsolete.

OXiGENE is engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and expected to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than OXiGENE does. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. OXiGENE’s competitors may succeed in obtaining regulatory approval for their products more rapidly than OXiGENE does. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. OXiGENE is aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by OXiGENE. OXiGENE’s competitors may succeed in developing technologies and products that are more effective and/or cost competitive than those being developed by OXiGENE, or that would render OXiGENE’s technology and products less competitive or even obsolete. In addition, one or more of OXiGENE’s competitors may achieve product commercialization or patent protection earlier than OXiGENE does, which could materially adversely affect OXiGENE.

OXiGENE has licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If OXiGENE’s license agreements terminate, it may lose the licensed rights to its product candidates, including ZYBRESTAT and OXi4503, and it may not be able to continue to develop them or, if they are approved, market or commercialize them.

OXiGENE depends on license agreements with third parties for certain intellectual property rights relating to its product candidates, including patent rights. Currently, OXiGENE has licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University for other programs. In general, OXiGENE’s license agreements require it to make payments and satisfy performance obligations in order to keep these agreements in effect and retain its rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If OXiGENE fails to pay, be diligent or otherwise perform as required under its license agreements, it could lose its rights under the patents and other intellectual property rights covered by the agreements. While OXiGENE is not currently aware of any dispute with any licensors under its material agreements with them, if disputes arise under any of its in-licenses, including its in-licenses from ASU and the Bristol-Myers Squibb Company, and Baylor University, OXiGENE could lose its rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, OXiGENE management’s time and attention and its other resources could be consumed by the need to attend to and seek to resolve these disputes and OXiGENE’s business could be harmed by the emergence of such a dispute.

If OXiGENE loses its rights under these agreements, it may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, OXiGENE might not be able to develop its product candidates further, or following regulatory approval, if any, it might be prohibited from marketing or commercializing them. In particular, patents previously licensed to OXiGENE might after termination be used to stop it from conducting these activities.

OXiGENE depends extensively on its patents and proprietary technology, and it must protect those assets in order to preserve its business.

To date, OXiGENE’s principal product candidates have been based on certain previously known compounds. OXiGENE anticipates that the products it develops in the future may include or be based on the same or other compounds owned or produced by unaffiliated parties, as well as synthetic compounds OXiGENE may discover. Although OXiGENE expects to seek patent protection for any compounds it discovers and/or for any specific uses it discovers for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and OXiGENE believes, may continue to be, important to its efforts, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or OXiGENE’s competitors may find ways to avoid the claims in the patents.

OXiGENE’s success will depend, in part, on its ability to obtain patents, protect its trade secrets and operate without infringing on the proprietary rights of others. As of October 31, 2009, OXiGENE was the exclusive licensee, sole assignee or co-assignee of thirty (30) granted United States patents, twenty-six (26) pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like OXiGENE generally is highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to OXiGENE may not result in patents being issued, any issued patents assigned or exclusively licensed to OXiGENE may not provide it with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on OXiGENE’s ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of OXiGENE’s patent applications and/or patents was performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate OXiGENE’s products, or may design around its patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, OXiGENE may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to OXiGENE, if at all. If OXiGENE does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, OXiGENE could incur substantial costs in defending ourselves in suits brought against it or in connection with patents to which it holds licenses or in bringing suit to protect its own patents against infringement.

OXiGENE requires employees, Scientific Advisory Board members, Clinical Trial Advisory Board members, and the institutions that perform its preclinical and clinical trials to enter into confidentiality agreements with it. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with OXiGENE is to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for OXiGENE’s trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

If third parties on which OXiGENE relies for clinical trials do not perform as contractually required or as OXiGENE expects, OXiGENE may not be able to obtain regulatory approval for or commercialize its product candidates.

OXiGENE does not have the ability to independently conduct the clinical trials required to obtain regulatory approval for its product candidates. OXiGENE depends on independent clinical investigators and, in some cases, contract research organizations and other third-party service providers to conduct the clinical trials of its product candidates and expects to continue to do so. OXiGENE relies heavily on these parties for successful execution of its clinical trials, and it does not control many aspects of their activities. Nonetheless, OXiGENE is responsible for confirming that each of its clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and corresponding foreign regulatory authorities require OXiGENE and its clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. OXiGENE’s reliance on third parties that it does not control does not relieve it of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct OXiGENE’s clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of OXiGENE’s product candidates or result in enforcement action against OXiGENE.

OXiGENE’s products may result in product liability exposure, and it is uncertain whether its insurance coverage will be sufficient to cover any claims.

The use of OXiGENE’s product candidates in clinical trials and for commercial applications, if any, may expose it to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although OXiGENE has obtained liability insurance coverage for its ongoing clinical trials, this coverage may not be in amounts sufficient to protect it from any product liability claims or product recalls which could have a material adverse effect on its financial condition and prospects. Further, adverse product and similar liability claims could negatively impact OXiGENE’s ability to obtain or maintain regulatory approvals for its technology and product candidates under development.

OXiGENE’s products are subject to extensive government regulation, which results in uncertainties and delays in the progress of its products through the clinical trial process.

OXiGENE’s research and development activities, preclinical testing and clinical trials, and the manufacturing and marketing of its products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Preclinical testing and clinical trials and manufacturing and marketing of OXiGENE’s products are and will continue to be subject to the rigorous testing and approval requirements and standards of the FDA and other corresponding foreign regulatory authorities. Clinical testing and the regulatory review process generally take many years and require the expenditure of substantial resources. In addition, delays or rejections may be encountered during the period of product development, clinical testing and FDA regulatory review of each submitted application. Similar delays may also be encountered in foreign countries. Even after such time and expenditures, regulatory approval may not be obtained for any potential products developed by OXiGENE, and a potential product, if approved in one country, may not be approved in other countries. Moreover, even if regulatory approval of a potential product is granted, such approval may impose significant limitations on the indicated uses for which that product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems, such as undiscovered side effects, or manufacturing problems, may result in restrictions on such product, manufacturer or facility, including a possible withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions, injunctions and criminal prosecution. Moreover, continued cost control initiatives by third party health care payers, including government programs such as Medicare may affect the financial ability and willingness of patients and their health care providers to utilize certain therapies which, in turn, could have a material adverse effect on OXiGENE.

OXiGENE has no manufacturing capacity, and it has relied and expects to continue to rely on third-party manufacturers to produce its product candidates.

OXiGENE does not own or operate manufacturing facilities for the production of clinical or commercial quantities of its product candidates or any of the compounds that it is testing in its preclinical programs, and OXiGENE lacks the resources and the capabilities to do so. As a result, OXiGENE currently relies, and it expects to rely in the future, on third-party manufacturers to supply its product candidates. Reliance on third-party manufacturers entails risks to which OXiGENE would not be subject if it manufactured product candidates or products itself, including:

•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond OXiGENE’s control; and

•	the possible termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for OXiGENE.

If OXiGENE does not maintain its developed important manufacturing relationships, it may fail to find replacement manufacturers or develop its own manufacturing capabilities which could delay or impair its ability to obtain regulatory approval for its products and substantially increase its costs or deplete profit margins, if any. If OXiGENE does find replacement manufacturers, it may not be able to enter into agreements with them on terms and conditions favorable to it, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.

The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect OXiGENE’s clinical research activities and its ability to develop its product candidates and market its products after approval.

OXiGENE’s current and anticipated future dependence upon others for the manufacture of its product candidates may adversely affect its future profit margins and its ability to develop its product candidates and commercialize any products that receive regulatory approval on a timely basis.

OXiGENE’s restated certificate of incorporation, its amended and restated by-laws, its stockholder rights agreement and Delaware law could deter a change of OXiGENE’s management which could discourage or delay offers to acquire it.

Certain provisions of Delaware law and of OXiGENE’s restated certificate of incorporation, as amended, and amended and restated by-laws could discourage or make it more difficult to accomplish a proxy contest or other change in OXiGENE’s management or the acquisition of control by a holder of a substantial amount of OXiGENE’s voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of OXiGENE. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire OXiGENE on terms not approved in advance by its Board of Directors.

After the completion of the merger, the combined company will possess not only all of the assets but also all of the liabilities of both OXiGENE and VaxGen. Discovery of previously undisclosed liabilities could have an adverse effect on the combined company’s business, operating results and financial condition.

Acquisitions involve risks, including inaccurate assessment of undisclosed, contingent or other liabilities or problems. After the completion of the merger, the combined company will possess not only all of the assets, but also all of the liabilities of both OXiGENE and VaxGen. Although OXiGENE conducted a due diligence investigation of VaxGen and its known and potential liabilities and obligations and VaxGen conducted a due diligence investigation of OXiGENE and its known and potential liabilities and obligations, it is possible that undisclosed, contingent or other liabilities or problems may arise after the completion of the merger, which could have an adverse effect on the combined company’s business, operating results and financial condition.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect OXiGENE’s business.

Upon the marketing approval of any one or more of OXiGENE’s products, if at all, sales of its products will depend significantly on the extent to which reimbursement for its products and related treatments will be available from government health programs, private health insurers and other third-party payers. Third-party payers and governmental health programs are increasingly attempting to limit and/or regulate the price of medical products and services. The MMA, as well as other changes in governmental or in private third-party payers’ reimbursement policies, may reduce or eliminate any currently expected reimbursement. Decreases in third-party reimbursement for our products could reduce physician usage of the product and have a material adverse effect on OXiGENE’s product sales, results of operations and financial condition.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate any policies for public or private payers, it is not clear what, if any, effect the research will have on the sales of OXiGENE’s products if any such product or the condition that it is intended to treat is the subject of a study. Decreases in third-party reimbursement for OXiGENE’s products or a decision by a third-party payer to not cover its products could reduce physician usage of the product and have a material adverse effect on its product sales, results of operations and financial condition.

Risks Related to OXiGENE Common Stock

The price of OXiGENE common stock is volatile, and is likely to continue to fluctuate due to reasons beyond its control.

The market price of OXiGENE common stock has been, and likely will continue to be highly volatile. Factors, including OXiGENE’s or its competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting its potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on its results of operations and on the market price of OXiGENE common stock. OXiGENE cannot assure you that your investment in OXiGENE common stock will not fluctuate significantly. One or more of these factors could significantly harm OXiGENE’s business and cause a decline in the price of its common stock in the public market. Substantially all of the shares of OXiGENE common stock issuable upon exercise of outstanding options have been registered for sale and may be sold from time to time hereafter. Such sales, as well as future sales of OXiGENE common stock by existing stockholders, or the perception that sales could occur, could adversely affect the market price of OXiGENE common stock. The price and liquidity of OXiGENE common stock may also be significantly affected by trading activity and market factors related to the NASDAQ and Stockholm Stock Exchange markets, which factors and the resulting effects may differ between those markets. In order to remain in good standing with both the NASDAQ Global Market and NASDAQ OMX, OXiGENE must meet the continued listing requirements of these exchanges, which include minimum stockholders’ equity, market value of listed securities or total assets and revenue and minimum bid price of OXiGENE common stock, among others. There can be no assurance that OXiGENE will continue to meet the ongoing listing requirements and that its common stock will remain eligible to be traded on these exchanges.

Risks Related to VaxGen

In determining whether to approve the merger, you should carefully read the following risk factors. OXiGENE and VaxGen anticipate that immediately following the merger the business of the combined company will be the business conducted by OXiGENE immediately prior to the merger. As a result, the risk factors set forth under the heading “— Risks Related to OXiGENE and the Combined Company,” are the most significant that you will face if the merger is completed. In addition, you should read and consider the risks associated with the business of VaxGen because these risks also may relate to OXiGENE following completion of the merger.

VaxGen does not currently have capabilities to develop products or offer any services; the continuation of its business as a going concern is wholly dependent on its ability to successfully complete a strategic transaction, and/or sell its assets, which it may be unable to accomplish.

VaxGen discontinued clinical development of its anthrax vaccine candidate, rPA102, after the U.S. Department of Health and Human Services, or HHS, terminated its contract with VaxGen, which is referred to as the SNS Contract, to develop rPA102, a next-generation anthrax vaccine, in December 2006. In addition, in June 2007 VaxGen terminated its contract with the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, to develop a smallpox vaccine. VaxGen had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development of rPA102, and it has no product candidates in clinical or preclinical development. In connection with the termination of its clinical development of rPA102, VaxGen announced restructuring activities, including significant workforce reductions, and as a result has no remaining internal capability to discover or develop product candidates. Following the termination of its SNS Contract, VaxGen evaluated strategic alternatives and retained a financial advisor. As a result of this process, VaxGen entered into an Agreement and Plan of Merger with Raven in November 2007, which was subsequently terminated by mutual agreement in March 2008 due to a lack of VaxGen stockholder support.

If VaxGen does not complete the proposed merger with OXiGENE, VaxGen cannot predict whether it will be able to identify alternate strategic transactions which will either provide it with a product pipeline or return value to its stockholders on a timely basis or at all. VaxGen also cannot predict whether any such transaction would be consummated on favorable terms, and anticipate that any such transaction may require VaxGen to incur significant additional costs. VaxGen is unable to predict if it will be able to sell its remaining assets (principally, its manufacturing facility) or if such a sale can be consummated on favorable terms. VaxGen is also unable to predict if it will be able to assign, sub-lease or terminate the lease on the property containing its manufacturing facility, or if such actions can be consummated on favorable terms. If VaxGen is unable to complete the proposed merger with OXiGENE and is unable to identify and complete an alternate strategic transaction, its business will be liquidated.

If VaxGen is unable to successfully complete the proposed merger with OXiGENE, it will have limited options to continue as a standalone business and will likely liquidate. The per share value to stockholders on a liquidation cannot be determined with certainty and may be less than the value of OXiGENE shares which would have been received in the proposed merger.

If VaxGen is forced to liquidate, it cannot assure stockholders as to the value that would be returned to stockholders or the timing of any liquidation. The board of directors of VaxGen in evaluating the proposed merger with OXiGENE considered a liquidation analysis that included three different scenarios that varied based on the timing of a liquidation and the amount to settle the remaining lease liability with the landlord and resulted in a range of estimated liquidation values from $0.29 to $0.61 per share. However, any assumed range of liquidation values is inherently imprecise and subject to risks and uncertainties that could reduce the liquidation value, including the risk that actual liabilities and expenses, including unforseen contingent liabilities, could exceed projected liabilities and expenses and the risk that VaxGen would be unable to monetize its contracts with Emergent BioSolutions and Global Solutions for Infections Disease and consequently, the additional risk and expense involved with establishing a liquidating trust to administer the contracts over a number of years.

VaxGen may use some or all of its remaining resources, including available cash, while it seeks to identify a strategic transaction; VaxGen may fail to identify an appropriate transaction; its stockholders may vote against a proposed transaction; and even if a strategic transaction is completed, it may be unsuccessful in creating value for stockholders.

As a result of the termination of VaxGen’s SNS Contract, VaxGen has been evaluating strategic alternatives since January 2007. In November 2007, VaxGen entered into the Merger Agreement with Raven, which was terminated in March 2008 due to a lack of stockholder support. The process of identifying, negotiating and seeking stockholder approval of the proposed Raven merger was time consuming and expensive. For example, VaxGen recorded $2.3 million of costs, primarily professional fees related to the proposed merger with Raven, during the year ended December 31, 2008. In October 2009 VaxGen entered into the merger agreement with OXiGENE. The proposed merger with OXiGENE is subject to satisfaction of a number of conditions, including approval of stockholders of both companies.

VaxGen cannot predict whether the proposed merger with OXiGENE or any other transaction it may identify will either provide it with a pipeline or return value to its stockholders on a timely basis or at all. VaxGen also cannot predict whether any such transaction, once identified, would be approved by its stockholders or consummated on favorable terms. Significant ownership of VaxGen’s common stock is concentrated among several large stockholders and those stockholders may vote against a transaction, even if VaxGen’s board of directors and management view the transaction as beneficial. VaxGen may use a portion or all of its remaining resources seeking to identify and complete a strategic transaction, but ultimately be unable to do so. Even if completed, such a transaction may not provide VaxGen with a pipeline or return value to VaxGen stockholders, and either outcome could cause VaxGen stockholders to lose some or all of their investment in VaxGen common stock.

As a result of the reductions in its workforce that VaxGen announced throughout 2007 and 2008, it may not be successful in retaining key employees and in attracting qualified new employees as required in the future. If VaxGen is unable to retain its management or to attract additional qualified personnel, its ability to rebuild its business will be seriously jeopardized.

Several times during 2007 and 2008, VaxGen implemented restructurings resulting in the reduction of its workforce. As of September 30, 2009, VaxGen had only three employees. Competition among biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals will be critical to VaxGen’s success if it were to rebuild its business. VaxGen’s ability to recruit new employees may be diminished as a result of the restructurings it has implemented. If VaxGen rebuilds its business and needs to recruit qualified personnel, including scientific staff and scientific advisors, it may be unable to attract or retain key personnel on acceptable terms, if at all.

VaxGen has only a limited operating history and it expects to continue to generate operating losses.

To date, VaxGen has engaged primarily in research, development and clinical testing. Since its inception in 1995, VaxGen’s operations have not been profitable, and VaxGen cannot be certain that it will ever achieve or sustain operating profitability. At September 30, 2009, VaxGen had an accumulated deficit of $272.4 million. Developing any future product candidates will require significant additional research and development, including non-clinical testing and clinical trials, as well as regulatory approval. Even if product development efforts are not implemented, VaxGen expects its general and administrative expenses to result in operating losses for the foreseeable future.

Natural disasters, including earthquakes, may damage VaxGen’s facilities.

VaxGen’s corporate and manufacturing facilities are primarily located in California. VaxGen’s facilities in California are in close proximity to known earthquake fault zones. As a result, VaxGen’s corporate, research and manufacturing facilities are susceptible to damage from earthquakes and other natural disasters, such as fires, floods and similar events. Although VaxGen maintains general business insurance against fires and some general business interruptions, there can be no assurance that the scope or amount of coverage will be adequate in any particular case.

VaxGen may become subject to product liability claims, which could result in damages that exceed its insurance coverage.

VaxGen faces an inherent risk of exposure to product liability suits in connection with its product candidates previously tested in human clinical trials. VaxGen may become subject to a product liability suit if any product candidate it tested caused injury, or if individuals subsequently become infected or otherwise suffer adverse effects from VaxGen’s product candidates. If a product liability claim is brought against VaxGen, the cost of defending the claim could be significant and any adverse determination could result in liabilities in excess of VaxGen’s insurance coverage. VaxGen maintained product liability insurance, including clinical trial liability, in the amount of $10.0 million for its programs up until March 2007, when its programs were suspended. VaxGen has an extended reporting period for claims that may arise under this coverage.

VaxGen may be subject to claims that its employees or VaxGen have wrongfully used or disclosed alleged trade secrets of their former employers.

As is commonplace in the biotechnology industry, VaxGen has and continues to employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although no claims against VaxGen are currently pending, it may be subject to claims that these employees, or VaxGen, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if VaxGen is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

VaxGen is not currently listed on a national exchange and there can be no assurance it will ever be listed.

As a result of VaxGen’s failure to make timely filings of financial statements, it was delisted from Nasdaq, and its common stock is not currently listed on any national stock exchange. VaxGen has completed all delinquent filings with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act, but has not applied for its common stock to be listed on a national exchange. VaxGen does not know when, if ever, this will be completed, and thus, whether VaxGen common stock will ever be listed. In addition, VaxGen cannot be certain that Nasdaq will approve its stock for relisting or that any other exchange will approve its stock for listing. In order to be eligible for relisting or listing, VaxGen must meet Nasdaq’s or another exchange’s initial listing criteria, including a minimum per share price. VaxGen common stock is quoted on the OTC Bulletin Board, or OTCBB, under the symbol VXGN.OB.

VaxGen stockholders could experience substantial dilution as a result of the issuance of additional shares of common or preferred stock.

VaxGen’s board of directors has the authority to establish the designation of almost 20,000,000 shares of preferred stock that are convertible into common stock without any action by its stockholders, and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. In February 2006, VaxGen raised net proceeds of $25.2 million through a private placement of 3.5 million shares of common stock at $7.70 per share to a group of accredited institutional investors. VaxGen also issued to the investors five-year warrants exercisable to purchase 1,397,267 shares of common stock at an exercise price of $9.24 per share. While the VaxGen board of directors currently has no intention of doing so, VaxGen could, if the proposed merger is not completed, raise additional funds through public or private offerings of its preferred stock or its common stock, or through issuance of debt securities that are convertible into shares of VaxGen common stock. The issuance of additional shares of VaxGen common stock, or conversion of preferred stock or debt securities into shares of common stock, would further dilute the percentage ownership of VaxGen stockholders.

Shares of VaxGen’s common stock eligible for future sale may adversely affect the market for its common stock.

Pursuant to Rule 144, generally, a non-affiliated stockholder who has satisfied a six-month holding period may, under certain circumstances, sell restricted securities without any limitation. Certain of those stockholders who purchased shares of VaxGen’s common stock in its November 2004 and February 2006 private placements are eligible to conduct sales under Rule 144. Any substantial sale of VaxGen common stock under an effective resale registration statement or pursuant to Rule 144 or any resale prospectus may have a material adverse effect on the market price of VaxGen securities.

VaxGen’s stock price is likely to be volatile.

Currently, VaxGen common stock is quoted on the OTCBB. Stocks quoted on the OTCBB typically are subject to greater volatility than stocks traded on stock exchanges, such as the Nasdaq Global Market or the Nasdaq Capital Market, due to the fact that OTCBB trading volumes are generally significantly less than those on stock exchanges. This lower volume may allow a relatively few number of stock trades to greatly affect the stock price. The trading price of VaxGen’s common stock has been and is likely to continue to be extremely volatile. For example, between August 9, 2004 and September 30, 2009, the closing price of VaxGen common stock has ranged from a high of $18.55 per share to a low of $0.33 per share.

VaxGen’s price could continue to be subject to wide fluctuations in response to a variety of factors, including:

•	timing and consistency of filing financial statements;

•	announcements or speculation about the proposed merger with OXiGENE or any other strategic transactions VaxGen may pursue;

•	changes in financial estimates by securities analysts and VaxGen’s failure to meet or exceed such estimates;

•	rumors about VaxGen’s business prospects or product development efforts;

•	issuances of debt or equity securities;

•	issuances of securities or the expectation of the issuance of securities as part of a merger or other strategic transaction;

•	actual or expected sales by VaxGen stockholders of substantial amounts of VaxGen common stock, including shares issued upon exercise of outstanding options and warrants;

•	developments in or the outcome of litigation against VaxGen; and

•	other events or factors, many of which are beyond VaxGen’s control.

In addition, the stock market in general and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of VaxGen common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against companies. If VaxGen faces securities litigation in the future, even if it is without merit or unsuccessful, it would result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on VaxGen’s business.

VaxGen has no history of paying dividends on its common stock.

VaxGen has never paid cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. VaxGen plans to retain any future earnings to finance its growth. If VaxGen decides to pay dividends to the holders of its common stock, such dividends may not be paid on a timely basis.

VaxGen’s charter documents and Delaware law may discourage an acquisition of VaxGen.

Provisions of VaxGen’s certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire VaxGen, even if doing so would be beneficial to its stockholders. VaxGen may issue shares of preferred stock in the future without stockholder approval and upon such terms as its board of directors may determine. Issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of VaxGen’s outstanding stock. VaxGen’s by-laws also provide that special stockholder meetings may be called only by VaxGen’s Chairman of the board of directors, its Chief Executive Officer or its board of directors, with the result that any third-party takeover not supported by the board of directors or its then-serving Chief Executive Officer could be subject to significant delays and difficulties.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking information about OXiGENE, VaxGen and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “might,” “anticipate,” “continue,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could,” “predict,” “project,” “forecast,” “potential,” “possible” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this joint proxy statement/prospectus include, but are not limited to statements about:

•	the expected benefits of and potential value created by the proposed merger for the stockholders of OXiGENE and VaxGen;

•	the amount of cash and cash equivalents that will be available to fund the combined company’s business after the merger and the length of time that OXiGENE anticipates such cash and cash equivalents will be available to fund the combined company’s operations after the merger;

•	the likelihood of the satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated;

•	OXiGENE’s projected financial results for future fiscal years;

•	the amount of shares OXiGENE expects to issue in the merger and the capitalization of the combined company after the merger;

•	each of OXiGENE’s and VaxGen’s results of operations, financial condition and businesses and their objectives, plans and expectations; and

•	information about the combined company and the expected impact of the proposed merger on the combined company and its future business, operating results and financial condition.

These statements are subject to risks and uncertainties, including the risks described in this joint proxy statement/prospectus under the section “Risk Factors,” that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements in this joint proxy statement/prospectus. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of management of OXiGENE and VaxGen and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this joint proxy statement/prospectus may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Except to the extent required by applicable law or regulation, neither OXiGENE nor VaxGen undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF OXiGENE STOCKHOLDERS

General

This joint proxy statement/prospectus is being furnished to stockholders of OXiGENE on or about [          ], 20[  ].

OXiGENE is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the OXiGENE board of directors for use at the OXiGENE special meeting and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting of OXiGENE stockholders will be held at [  ] a.m., local time, on [          ], 20[  ], at [          ].

Purposes of the OXiGENE Special Meeting

The purposes of the OXiGENE special meeting are to consider and act upon the following matters:

1. To consider and vote upon a proposal to approve the issuance of shares of OXiGENE common stock pursuant to the Agreement and Plan of Merger, dated as of October 14, 2009, by and among OXiGENE, Inc., OXiGENE Merger Sub, Inc., VaxGen, Inc. and James P. Panek, as representative of the VaxGen stockholders, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

2. To consider and vote upon a proposal to approve an adjournment of the OXiGENE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1.

3. To consider and vote upon a proposal to approve an amendment to OXiGENE’s Restated Certificate of Incorporation to increase the authorized number of shares of OXiGENE common stock, $0.01 par value per share, from 150,000,000 to 175,000,000.

Stockholders also will consider and act on any other matters as may properly come before the OXiGENE special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Recommendations of the OXiGENE Board of Directors

The OXiGENE board of directors has determined and believes that the agreement and plan of merger and the transactions contemplated thereby, including the merger and the issuance of shares of OXiGENE common stock in the merger, is advisable, fair to, and in the best interests of OXiGENE and its stockholders and unanimously has approved the related proposal. The OXiGENE board of directors unanimously recommends that OXiGENE stockholders vote “FOR” OXiGENE Proposal No. 1 to approve the issuance of shares of OXiGENE common stock in the merger.

The OXiGENE board of directors has determined and believes that adjourning the OXiGENE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1 is advisable, fair to, and in the best interests of OXiGENE and its stockholders and unanimously has approved such proposal. The OXiGENE board of directors unanimously recommends that OXiGENE stockholders vote “FOR” OXiGENE Proposal No. 2 to adjourn the OXiGENE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1.

The OXiGENE board of directors has determined and believes that an amendment to OXiGENE’s Restated Certificate of Incorporation to increase the authorized number of shares of OXiGENE common stock from 150,000,000 to 175,000,000 is advisable, fair to, and in the best interests of OXiGENE and its stockholders and unanimously has approved such proposal. The OXiGENE board of directors unanimously recommends that OXiGENE stockholders vote “FOR” OXiGENE Proposal No. 3 to approve an amendment to

OXiGENE’s Restated Certificate of Incorporation to increase the authorized number of shares of OXiGENE common stock.

Record Date and Voting Power

The close of business on [          ], 2009 has been fixed as the OXiGENE record date for the determination of OXiGENE stockholders entitled to notice of, and to vote at, the OXiGENE special meeting or any adjournments or postponements of the OXiGENE special meeting. Only holders of record of OXiGENE common stock at the close of business on the OXiGENE record date are entitled to notice of, and to vote at, the OXiGENE special meeting. At the close of business on the record date, OXiGENE had [          ] shares of common stock outstanding and entitled to vote. Each share of OXiGENE common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “Principal Stockholders of OXiGENE” for information regarding persons known to management of OXiGENE to be the beneficial owners of more than 5 percent of the outstanding shares of OXiGENE common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the OXiGENE board of directors for use at the OXiGENE special meeting.

If you are a stockholder of record of OXiGENE as of the applicable record date referred to above, you may vote in person at the OXiGENE special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the OXiGENE special meeting, OXiGENE urges you to vote by proxy to ensure your vote is counted. You still may attend the OXiGENE special meeting and vote in person if you already have voted by proxy.

OXiGENE stockholders of record as of the close of business on [          ], 2009 may submit their proxies by mail, by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or returning it pursuant to the instructions provided in the proxy card.

If your shares are held in “street name,” you must request a legal proxy from your nominee as proof of ownership in order to vote in person at the special meeting. If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

All properly executed proxies that are not revoked will be voted at the OXiGENE special meeting and at any adjournments or postponements of the OXiGENE special meeting in accordance with the instructions contained in the proxy. If a holder of OXiGENE capital stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” OXiGENE Proposal No. 1 to approve the issuance of shares of OXiGENE common stock in the merger; “FOR” OXiGENE Proposal No. 2 to adjourn the OXiGENE special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1, and “FOR” OXiGENE Proposal No. 3 to approve an amendment to OXiGENE’s Restated Certificate of Incorporation to increase the authorized number of shares of OXiGENE common stock in accordance with the recommendation of the OXiGENE board of directors.

Any OXiGENE stockholder of record voting by proxy, other than those stockholders who have executed a voting agreement and irrevocable proxy, has the right to revoke the proxy at any time before the polls close at the OXiGENE special meeting by sending a written notice stating that it would like to revoke its proxy to the Secretary of OXiGENE, by providing a duly executed proxy card bearing a later date than the proxy being revoked or by attending the OXiGENE special meeting and voting in person. Attendance alone at the OXiGENE special meeting will not revoke a proxy. A beneficial owner of OXiGENE common stock that holds shares in “street name” must follow directions received form the bank, broker or other nominee that holds the shares to change its voting instructions.

Quorum and Required Vote

The presence at the OXiGENE special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of OXiGENE common stock as of the record date will constitute a quorum for the transaction of business at the OXiGENE special meeting. In general, shares of OXiGENE common stock represented by a properly signed and returned proxy card will be counted as shares present and entitled to vote at the OXiGENE special meeting for purposes of determining a quorum. Shares represented by proxies marked “Abstain” or “Withheld” are counted in determining whether a quorum is present. In addition, a “broker non-vote” is considered in determining whether a quorum is present. A “broker non-vote” is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker does not have discretionary authority to vote on behalf of such customer on such matter. If a quorum is not present at the OXiGENE special meeting, OXiGENE expects that the OXiGENE special meeting will be adjourned or postponed to solicit additional proxies.

A description of the vote required to approve each proposal being submitted to a vote of OXiGENE stockholders is included with the description of each proposal. For OXiGENE Proposal Nos. 1 and 2, a failure to submit a proxy card or vote at the OXiGENE special meeting, or an abstention, or “broker non-votes” will have no effect on the outcome of such proposals. For OXiGENE Proposal No. 3, a failure to vote by proxy or in person at the OXiGENE special meeting, or an abstention, or “broker non-vote” for such proposal, will have the same effect as a vote against the approval of such proposal.

In connection with the execution of the merger agreement, certain of OXiGENE’s directors and officers and a certain OXiGENE stockholder, who collectively held approximately 45 percent of the outstanding shares of OXiGENE common stock as of October 14, 2009, entered into a voting agreement with VaxGen and OXiGENE, pursuant to which each stockholder agreed to vote all of their shares of OXiGENE common stock in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of OXiGENE common stock in the merger, and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transactions contemplated thereby.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of OXiGENE may solicit proxies from OXiGENE stockholders by personal interview, telephone, telegram or other electronic means. OXiGENE and VaxGen will share equally the costs of the solicitation of proxies by OXiGENE from OXiGENE stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to send proxies and proxy materials to beneficial owners of OXiGENE common stock. OXiGENE will reimburse these brokerage firms, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses that are incurred by them. In addition, OXiGENE has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $17,000 in the aggregate.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of this joint proxy statement/prospectus to any OXiGENE stockholder may have been sent to multiple stockholders in each household. OXiGENE will promptly deliver a separate copy of this joint proxy statement/prospectus to any OXiGENE stockholder upon written or oral request to OXiGENE’s Investor Relations Department, OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, CA 94080, telephone: (650) 635-7000.

Other Matters

As of the date of this joint proxy statement/prospectus, the OXiGENE board of directors does not know of any business to be presented at the OXiGENE special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the OXiGENE special meeting, or any adjournment or postponement of the OXiGENE special meeting it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the person voting the proxies.

THE SPECIAL MEETING OF VAXGEN STOCKHOLDERS

General

This joint proxy statement/prospectus is being furnished to stockholders of VaxGen on or about [          ], 2009.

VaxGen is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the VaxGen board of directors for use at the VaxGen special meeting and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting of VaxGen stockholders will be held at 9:00 a.m., local time, on [          ], at the Radisson Hotel, 5000 Sierra Point Parkway, Brisbane, California.

Purposes of the VaxGen Special Meeting

The purposes of the VaxGen special meeting are to consider and act upon the following matters:

1. Proposal to adopt the Agreement and Plan of Merger dated as of October 14, 2009 by and among OXiGENE, VaxGen, OXiGENE Merger Sub, and James P. Panek as the VaxGen stockholder representative, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger.

2. Proposal to adjourn the VaxGen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of VaxGen Proposal No. 1.

Stockholders also will consider and act on any other matters as may properly come before the VaxGen special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Recommendations of the VaxGen Board of Directors

The VaxGen board of directors has determined and believes that the agreement and plan of merger and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of VaxGen and its stockholders and unanimously has approved such proposal. The VaxGen board of directors recommends unanimously that VaxGen stockholders vote “FOR” VaxGen Proposal No. 1 to approve the agreement and plan of merger and the transactions contemplated thereby, including the merger.

The VaxGen board of directors has determined and believes that adjourning the VaxGen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of VaxGen Proposal No. 1 is advisable, fair to, and in the best interest of, VaxGen and its stockholders and unanimously has approved such proposal. The VaxGen board of directors recommends unanimously that VaxGen stockholders vote “FOR” VaxGen Proposal No. 2 to adjourn the VaxGen special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of VaxGen Proposal No. 1.

Record Date and Voting Power

The close of business on [          ], 2009 has been fixed as the VaxGen record date for the determination of VaxGen stockholders entitled to notice of, and to vote at, the VaxGen special meeting or any adjournments or postponements of the VaxGen special meeting. Only holders of record of VaxGen common stock at the close of business on the VaxGen record date are entitled to notice of, and to vote at, the VaxGen special meeting. At the close of business on the record date, VaxGen had [          ] shares of common stock outstanding and entitled to vote. Each share of VaxGen common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “Principal Stockholders of VaxGen” for information regarding persons known to management of VaxGen to be the beneficial owners of more than 5 percent of the outstanding shares of VaxGen common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the VaxGen board of directors for use at the VaxGen special meeting.

If you are a stockholder of record of VaxGen as of the applicable record date referred to above, you may vote in person at the VaxGen special meeting or vote by proxy over the Internet, by telephone or using the enclosed proxy card. Whether or not you plan to attend the VaxGen special meeting, VaxGen urges you to vote by proxy to ensure your vote is counted. You still may attend the VaxGen special meeting and vote in person if you already have voted by proxy.

VaxGen stockholders of record as of the close of business on [          ], 2009 may submit their proxies:

•	through the Internet, by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http);

•	by telephone, by calling 1-800-690-6903, providing the unique 10-digit control number shown on the enclosed proxy card and following the recorded instructions; or

•	by mail, by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or returning it pursuant to the instructions provided in the proxy card.

If your shares are held in “street name,” you must request a legal proxy from your nominee as proof of ownership in order to vote in person at your special meeting. If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

All properly executed proxies that are not revoked will be voted at the VaxGen special meeting and at any adjournments or postponements of the VaxGen special meeting in accordance with the instructions contained in the proxy. If a holder of VaxGen common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” VaxGen Proposal No. 1 to approve the merger agreement and the transactions contemplated thereby, including the merger; and “FOR” VaxGen Proposal No. 2 to adjourn the VaxGen special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of VaxGen Proposal No. 1 in accordance with the recommendation of the VaxGen board of directors.

Any VaxGen stockholder of record voting by proxy, other than those stockholders who have executed a voting agreement and irrevocable proxy, has the right to revoke the proxy at any time before the polls close at the VaxGen special meeting by sending a written notice stating that it would like to revoke its proxy to the Secretary of VaxGen, by voting again over the Internet or by telephone, by providing a duly executed proxy card bearing a later date than the proxy being revoked or by attending the VaxGen special meeting and voting in person. Attendance alone at the VaxGen special meeting will not revoke a proxy. A beneficial owner of VaxGen common stock that holds shares in “street name” must follow directions received from the bank, broker or other nominee that holds the shares to change its voting instructions.

Quorum and Required Vote

The presence at the VaxGen special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of VaxGen common stock entitled to vote as of the record date will constitute a quorum for the transaction of business at the VaxGen special meeting. In general, shares of VaxGen common stock represented by a properly signed and returned proxy card will be counted as shares present and entitled to vote at the VaxGen special meeting for purposes of determining a quorum. Shares represented by proxies marked “Abstain” or “Withheld” will be counted in determining whether a quorum is present. In addition, “broker non-votes” will be considered in determining whether a quorum is present. A “broker non-vote” is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker does not have discretionary authority to vote on behalf of such customer on such matter. If a quorum is not present at the VaxGen special meeting, VaxGen expects that the VaxGen special meeting will be adjourned or postponed to solicit additional proxies.

A description of the vote required to approve each proposal being submitted to a vote of VaxGen stockholders is included with the description of each proposal . For VaxGen Proposal No. 1, a failure to vote by proxy or in person at the VaxGen special meeting, or an abstention, or “broker non-vote” for such proposal, will have the same effect as a vote against the approval of such proposal. For VaxGen Proposal No. 2, a failure to submit a proxy card or vote at the VaxGen special meeting, or an abstention, or “broker non-vote” will have no effect on the outcome of such proposal.

In connection with the execution of the merger agreement, OXiGENE and VaxGen have entered into voting agreements with certain executive officers, directors and stockholders of VaxGen, holding less than one percent of the outstanding VaxGen common stock, pursuant to which such parties have agreed to vote in favor of the merger.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of VaxGen may solicit proxies from VaxGen stockholders by personal interview, telephone, telegram or other electronic means. OXiGENE and VaxGen will share equally the costs of the solicitation of proxies by VaxGen from VaxGen’s stockholders. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of VaxGen common stock for the forwarding of solicitation materials to the beneficial owners of VaxGen common stock. VaxGen will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

VaxGen has retained The Altman Group, to assist in the solicitation of proxies and provide related advice and support for a fee and reimbursement of expenses which are not expected to exceed $12,000 in the aggregate.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of this joint proxy statement/prospectus may have been sent to multiple stockholders in each household. VaxGen will promptly deliver a separate copy of this joint proxy statement/prospectus to any VaxGen stockholder upon written or oral request to VaxGen’s transfer agent, Mellon Investor Services LLC (in writing: BNY Mellon Shareowner Services, 525 Market Street — Suite 3500, San Francisco, CA 94105; or by telephone: (800) 851-9677).

Other Matters

As of the date of this joint proxy statement/prospectus, the VaxGen board of directors does not know of any other business to be represented at the VaxGen special meeting, other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the VaxGen special meeting, or any adjournment or postponement of the VaxGen special meeting it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the person voting the proxies.

MATTERS BEING SUBMITTED TO A VOTE OF OXiGENE STOCKHOLDERS

OXiGENE Proposal No. 1 — Approval of the Issuance of Shares of OXiGENE Common Stock in the Merger

General

At the OXiGENE special meeting, OXiGENE stockholders will be asked to approve the issuance of shares of OXiGENE common stock pursuant to the Agreement and Plan of Merger, dated as of October 14, 2009, by and among OXiGENE, Inc., OXiGENE Merger Sub, Inc., VaxGen, Inc. and James P. Panek, as representative of the VaxGen stockholders, a copy of which is attached as Annex A to this joint proxy statement/prospectus. As a result of the merger, OXiGENE expects to issue an aggregate of approximately 24.1 million shares of OXiGENE common stock to holders of VaxGen common stock, including the contingent shares. Immediately after the closing, current OXiGENE stockholders will own approximately 80.0 percent of the outstanding common stock of the combined company and current VaxGen stockholders will own approximately 20.0 percent of the outstanding common stock of the combined company, assuming the 0.4719 exchange ratio is not adjusted and the number of outstanding shares of OXiGENE and VaxGen common stock remains unchanged until immediately prior to the effective time of the merger.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of shares of OXiGENE common stock in the merger are described in detail in the other sections of this joint proxy statement/prospectus. The full text of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Vote Required; Recommendation of OXiGENE Board of Directors

The affirmative vote of holders of a majority of the OXiGENE common stock voted at the OXiGENE special meeting is required for approval of OXiGENE Proposal No. 1.

A failure to submit a proxy card or vote at the OXiGENE special meeting, or an abstention, or “broker non-vote” will have no effect on the outcome of OXiGENE Proposal No. 1, assuming there is otherwise a quorum present at the special meeting.

The OXiGENE board of directors unanimously recommends that OXiGENE stockholders vote “FOR” OXiGENE’s Proposal No. 1 to approve the issuance of shares of OXiGENE common stock in the merger.

OXiGENE Proposal No. 2 — Approval of Possible Adjournment of the OXiGENE Special Meeting

General

If OXiGENE fails to receive a sufficient number of votes to approve OXiGENE Proposal No. 1, OXiGENE may propose to adjourn the OXiGENE special meeting for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve OXiGENE Proposal No. 1. OXiGENE currently does not intend to propose adjournment at the OXiGENE special meeting if there are sufficient votes to approve OXiGENE Proposal No. 1.

Vote Required; Recommendation of OXiGENE Board of Directors

The affirmative vote of holders of a majority of the OXiGENE common stock voted at the OXiGENE special meeting is required for approval of OXiGENE Proposal No. 2.

A failure to submit a proxy card or vote at the OXiGENE special meeting, or an abstention, or “broker non-vote” will have no effect on the outcome of OXiGENE Proposal No. 2, assuming there is otherwise a quorum present at the special meeting.

The OXiGENE board of directors unanimously recommends that OXiGENE stockholders vote “FOR” OXiGENE Proposal No. 2 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of OXiGENE Proposal No. 1.

OXiGENE Proposal No. 3 — Approval of Amendment to OXiGENE’s Restated Certificate of Incorporation to Increase the Authorized Number of Shares of OXiGENE Common Stock

General

The OXiGENE board of directors has determined that it is advisable to increase the number of shares of OXiGENE’s authorized common stock, $0.01 par value per share, from 150,000,000 shares to 175,000,000 shares and has voted to recommend that the stockholders adopt an amendment to OXiGENE’s Restated Certificate of Incorporation effecting the proposed increase. The full text of the proposed amendment to OXiGENE’s Restated Certificate of Incorporation is attached to this joint proxy statement/prospectus as Annex E.

As of October 31, 2009, approximately 62,460,193 shares of OXiGENE common stock were issued and outstanding (excluding treasury shares) and approximately an additional 7,796,750 shares were reserved for issuance upon the conversion of existing securities and exercise of options or warrants granted under OXiGENE’s various stock-based plans and certain agreements. Accordingly, approximately 79,743,057 shares of common stock are available for future issuance. In connection with the proposed merger with VaxGen, OXiGENE expects to issue an aggregate of approximately 24.1 million shares of OXiGENE common stock to holders of VaxGen common stock, including the contingent shares.

The OXiGENE board of directors believes it continues to be in the best interest of OXiGENE and its stockholders to have sufficient additional authorized but unissued shares of common stock available in order to provide flexibility for corporate action in the future. Management believes that the availability of additional authorized shares for issuance from time to time in the board of directors’ discretion in connection with future financings, possible acquisitions of other companies, investment opportunities or for other corporate purposes is desirable in order to avoid repeated separate amendments to OXiGENE’s Restated Certificate of Incorporation and the delay and expense incurred in holding special meetings of the stockholders to approve such amendments. Other than the issuance of OXiGENE common stock to VaxGen stockholders in connection with the merger, OXiGENE currently has no specific understandings, arrangements, agreements or other plans to issue, in connection with future acquisitions, financings or otherwise, any of the additional authorized but unissued shares that would be available as a result of the proposed increase in the number of authorized shares of OXiGENE common stock. However, the OXiGENE board of directors believes that, taking into consideration the proposed issuance of shares of OXiGENE common stock to VaxGen stockholders in connection with the merger, the currently available unissued shares do not provide sufficient flexibility for corporate action in the future. Even if the stockholders approve an increase in the number of OXiGENE’s authorized shares, OXiGENE reserves the right not to amend the Restated Certificate of Incorporation if the OXiGENE board of directors does not deem such amendment to be in the best interest of OXiGENE and its stockholders following the special meeting.

OXiGENE will not solicit further authorization by vote of the stockholders for the issuance of the additional shares of common stock proposed to be authorized, except as required by law, regulatory authorities or rules of the NASDAQ Stock Market or any other stock exchange on which OXiGENE’s shares may then be listed. The issuance of additional shares of common stock could have the effect of diluting existing stockholder earnings per share, book value per share and voting power. OXiGENE stockholders do not have any preemptive right to purchase or subscribe for any part of any new or additional issuance of OXiGENE securities.

Vote Required; Recommendation of OXiGENE Board of Directors

The affirmative vote of holders of a majority of the OXiGENE common stock outstanding on the record date for the OXiGENE special meeting is required for approval of OXiGENE Proposal No. 3.

A failure to submit a proxy card or vote at the OXiGENE special meeting, or an abstention, or “broker non-vote” will have the same effect as a vote against the approval of OXiGENE Proposal No. 3.

The OXiGENE board of directors unanimously recommends that OXiGENE stockholders vote “FOR” OXiGENE’s Proposal No. 3 to approve an amendment to OXiGENE’s Restated Certificate of Incorporation to increase the authorized number of shares of OXiGENE common stock.

MATTERS BEING SUBMITTED TO A VOTE OF VAXGEN STOCKHOLDERS

VaxGen Proposal No. 1 — Adoption of Agreement and Plan of Merger and the Transactions Contemplated Thereby, Including the Merger

General

At the VaxGen special meeting, VaxGen stockholders will be asked to adopt the Agreement and Plan of Merger, dated as of October 14, 2009, by and among OXiGENE, Inc., OXiGENE Merger Sub, Inc., VaxGen, Inc. and James P. Panek, as representative of the VaxGen stockholders, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby.

The terms of, reasons for and other aspects of the merger agreement and the merger are described in detail in the other sections of this joint proxy statement/prospectus. The full text of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Vote Required; Recommendation of VaxGen Board of Directors

The affirmative vote of holders of a majority of the VaxGen common stock having voting power outstanding on the record date for the VaxGen special meeting is required for approval of VaxGen Proposal No. 1.

A failure to submit a proxy card or vote at the VaxGen special meeting, or an abstention, or “broker non-vote” will have the same effect as a vote against the approval of VaxGen Proposal No. 1.

The VaxGen board of directors unanimously recommends that VaxGen stockholders vote “FOR” VaxGen Proposal No. 1 to adopt the agreement and plan of merger and the transactions contemplated thereby, including the merger.

VaxGen Proposal No. 2 — Approval of Possible Adjournment of the VaxGen Special Meeting

General

If VaxGen fails to receive a sufficient number of votes to approve VaxGen Proposal No. 1, VaxGen may propose to adjourn the VaxGen special meeting for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve VaxGen Proposal No. 1. VaxGen currently does not intend to propose adjournment at the VaxGen special meeting if there are sufficient votes to approve VaxGen Proposal No. 1.

Vote Required; Recommendation of VaxGen Board of Directors

The affirmative vote of holders of a majority of the VaxGen common stock present in person or represented by proxy at the VaxGen special meeting is required for approval of VaxGen Proposal No. 2.

A failure to submit a proxy card or vote at the VaxGen special meeting, or an abstention, or “broker non-vote” will have no effect on the outcome of VaxGen Proposal No. 2, assuming there is otherwise a quorum present at the special meeting.

The VaxGen board of directors unanimously recommends that VaxGen stockholders vote “FOR” VaxGen Proposal No. 2 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of VaxGen Proposal No. 1.

THE MERGER

This section and the section entitled “The Merger Agreement” describe the material aspects of the merger, including the merger agreement. While OXiGENE and VaxGen believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus for a more complete understanding of the merger and the merger agreement, including the attached Annexes, and the other documents to which you are referred herein. See “Where You Can Find More Information.”

Background of the Merger

VaxGen was formed to complete the development of an investigational recombinant protein vaccine intended to prevent infection by human immunodeficiency virus. In 2002, VaxGen broadened its product development portfolio to include biodefense vaccines.

On August 6, 2004, VaxGen announced that it had received notification from the Nasdaq National Market, now the Nasdaq Global Market, or Nasdaq, that its stock would discontinue trading on Nasdaq effective August 9, 2004. This action followed VaxGen’s appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004, respectively. VaxGen became current again in its filing of reports with the SEC on October 4, 2007.

Between September 2002 and November 2004, VaxGen was awarded contracts to develop and provide 75 million doses of rPA102, a new recombinant anthrax vaccine candidate, to the Strategic National Stockpile for civilian defense. In November 2006, VaxGen received a clinical hold notification from the FDA that postponed the initiation of the second Phase 2 trial for rPA102. On December 19, 2006, the U.S. Department of Health and Human Services, or HHS, terminated the last such contract, or SNS Contract, based on its determination that VaxGen “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required VaxGen to initiate a clinical trial of the vaccine candidate by December 18, 2006. Following the HHS decision, VaxGen ceased actively developing rPA102, scaled back its biodefense activities and pursued other alternatives.

Due to the cancellation of the SNS Contract, and the depressed trading price of VaxGen common stock, the board of directors of VaxGen asked VaxGen management to evaluate the viability of VaxGen’s existing business and the strategic alternatives available to VaxGen. In telephonic meetings with its board of directors in December 2006, VaxGen management reviewed VaxGen’s options. Based upon this in depth review, VaxGen implemented substantial cost reductions, including three reductions in force; settled liabilities associated with the SNS Contract, amended its lease agreement to reduce its lease obligations and explored potential asset sales, specifically VaxGen’s manufacturing facility in South San Francisco and the rPA anthrax vaccine development program.

On January 2, 2007, VaxGen’s board of directors instructed its financial advisor at the time, Lazard Fréres, to explore strategic alternatives, including a sale of the company for cash, a stock for stock merger or other combination, an asset sale or liquidation of the company.

This process resulted in the signing of a definitive merger agreement between VaxGen and Raven Biotechnologies, a private biotechnology company, in November 2007. Under the terms of that proposed merger agreement, VaxGen would have acquired Raven in a stock for stock merger that would have resulted in VaxGen stockholders owning approximately 50.9% of the combined company. In March 2008 the merger agreement with Raven was terminated when it became apparent to VaxGen and Raven that the proposed merger would be rejected by VaxGen’s stockholders.

As a result of the termination of the Raven merger agreement, VaxGen undertook further restructuring. As part of its restructuring plan, VaxGen took the following steps:

•	Restructured its board of directors, resulting in three director resignations and two director additions, Lori Rafield and Paul DeStefano, who were added at the request of certain stockholders.

•	Restructured its strategic transactions committee of the board of directors to consist of James P. Panek, Lori Rafield and Paul DeStefano.

•	Entered into an agreement with Emergent BioSolutions pursuant to which VaxGen sold the rights to its rPA102 anthrax vaccine candidate in exchange for an initial payment of $2 million, a $1 million milestone payment upon demonstration of vaccine immunogenicity, a $3 million milestone payment upon receipt by Emergent BioSolutions of a procurement contract from the U.S. government for procurement of a recombinant anthrax vaccine, additional milestone payments of $4 million and single digit royalties based on net sales of anthrax vaccine. Given the uncertainties associated with the award of government procurement contracts, VaxGen cannot be certain if or when it would receive any milestone payments or royalties under the contract.

•	Further reduced its staff by approximately 74 percent from 23 employees to six employees as of April 2008, and to three employees as of August 2008 primarily as a result of eliminating all of its research and development, manufacturing, clinical and regulatory activities personnel and most of its general and administrative personnel.

•	Repurchased between July and October 2008 an aggregate of approximately $30 million face value of all of VaxGen’s outstanding 5 1/2% convertible senior subordinated notes due April 1, 2010 at an overall discount of approximately 18 percent from face value in a series of privately negotiated transactions with institutional holders of such notes, for aggregate consideration of approximately $24.65 million in cash, plus accrued but unpaid interest, thereby reducing the annualized interest expense by approximately $1.65 million.

•	Entered into negotiations to terminate or renegotiate VaxGen’s lease for its head office and manufacturing facility in South San Francisco, California.

•	Accepted the resignation of James P. Panek as Chief Executive Officer, and reduced Mr. Panek’s commitment to half-time from a full-time employee with a commensurate reduction in compensation. Mr. Panek retained the title of President.

In addition, the VaxGen board of directors and management evaluated various strategic alternatives for the company. As part of this process, the members of the strategic transactions committee met or spoke telephonically with certain large VaxGen stockholders in order to understand the objections to the proposed merger with Raven and to develop an alternative plan, including potential liquidation or an alternative strategic transaction. The various alternatives discussed included combining with, or being acquired by, a public or private company, continuing operations as an independent company and allocating VaxGen resources to other potential biopharmaceutical product areas through in-licensing or acquisitions, and liquidating VaxGen and distributing the cash to the stockholders. As a result of these meetings, the VaxGen strategic transactions committee developed a specification for a potential strategic transaction. Between June and December of 2008, the strategic transactions committee identified more than 100 potential public and private counterparties, contacted approximately 80 of those potential counterparties, entered into confidentiality agreements and held discussions with and received indications of interest from 13 of these companies and engaged in more extensive discussions and discussed proposed terms with 12 companies, including OXiGENE.

From August 2008 through March 2009, VaxGen, along with VaxGen’s real estate and legal representatives, engaged VaxGen’s landlord for 349 Oyster Point Boulevard, which is referred to as the Leased Facility, in discussions regarding the potential termination of its lease, the term of which runs through December 2016. The landlord repeatedly expressed concerns regarding the ability to re-lease the Leased Facility given the current state of the real estate market and made settlement proposals which approximated the net present value of the total liability. The amount offered was in excess of what VaxGen and its representatives believed was reasonable. The landlord subsequently filed suit in San Mateo County Superior Court, seeking the extraordinary remedy of attaching $22.4 million for provisional damages. At a hearing in the San Mateo Superior Court on February 6, 2009, the landlord’s writ of attachment was denied. The landlord then offered to settle the matter for $13.6 million plus, VaxGen assumed, surrender of VaxGen’s $1.4 million letter of credit, which VaxGen and its representatives still believed was unreasonable. On May 22, 2009, the San Mateo County

Superior Court dismissed without prejudice the landlord’s breach of contract suit against VaxGen. VaxGen has continued to pursue settlement of the lease on acceptable terms.

During August and September 2008, the VaxGen strategic transactions committee met several times with members of the management team and boards of directors of two private companies, Companies A and B, to discuss product technology, business plans, revenue forecasts and valuation ranges.

On September 29, 2008, the strategic transactions committee reported to the VaxGen board of directors as to the progress of the strategic transactions committee in evaluating potential candidates. The VaxGen board discussed in particular Company A and Company B, which were a private orthopedic device company and a private biotechnology company, respectively, each with clinical pipelines, including the relative merits and disadvantages of a combination with each such company and the resulting valuations. The VaxGen board concluded it would be unable to reach agreement with either Company A or Company B on valuation or structure, and discussions were terminated prior to receiving proposals from either company.

In September 2008, the strategic transactions committee met with members of the management team and boards of directors of Company C, a public biopharmaceutical company with which VaxGen had initiated high-level discussions prior to the proposed merger with Raven, to discuss product pipeline, business plans, expense and revenue forecasts, and the status of VaxGen’s leased facility.

During September and October 2008, the strategic transactions committee held several teleconferences with members of the management team and board of directors of Company D, a private biotechnology company to discuss product pipeline, business plans, capital needs, development milestones and valuation ranges.

On October 6, 2008, the strategic transactions committee reported to the VaxGen board as to a potential transaction with Company D. On October 10, 2008, Mr. Panek sent the chief executive officer of Company D a letter outlining a potential transaction structure. The parties had multiple telephone discussions regarding the terms during the month of October 2008, during which period VaxGen continued to conduct due diligence regarding Company’s D’s business. On October 30, 2008, Ms. Rafield informed the chief executive officer of Company D that its assets were considered too early stage to meet VaxGen’s specifications.

On November 7, 2008, the strategic transactions committee received a letter from Company E, a public biopharmaceutical company, expressing interest in exploring a business combination. The strategic transactions committee met with representatives of Company E and discussed certain diligence matters on November 15, 2008. On November 17, 2008, the strategic transactions committee sent a due diligence request list to Company E. On November 20, VaxGen received a letter from Company E outlining a potential transaction structure and responding to VaxGen’s request regarding certain diligence items. The letter from Company E proposed an exchange ratio of 0.317 shares of Company E for each VaxGen share and valued Company E at $20 million in spite of a market value of Company’s E’s stock of $6.8 million. In addition, Company E proposed dividending out cash to VaxGen’s stockholders and using part of the remaining cash to pay Company’s E’s existing debt holders. The proposal did not include any proposal as to the treatment of the Leased Facility, and consequently, VaxGen was unable to evaluate whether the proposed dividend was feasible. In addition, the proposal did not include any terms with respect to VaxGen’s contract with Emergent BioSolutions.

On November 24, 2008, following an extensive review of the proposal, the VaxGen board rejected the Company E proposal for valuation reasons as well as the failure to address the Leased Facility.

On December 15, 2008, the VaxGen board of directors received a revised proposal from Company E. The revised proposal proposed a merger of equals with each party owning fifty percent and valued Company E at $21.3 million. The revised proposal also provided that VaxGen’s contract with Emergent BioSolutions would not be transferred as part of the merger but no specifics were included to address the treatment of that contract. In response to VaxGen’s rejection of Company E’s initial proposal, the revised proposal provided that VaxGen use $14.75 million to terminate its obligations in connection with the Leased Facility. The strategic transaction committee requested and received additional diligence material from Company E. On December 22, 2008, the VaxGen board of directors discussed at length the additional diligence materials and transaction proposal from Company E. Following the board meeting, members of the strategic transactions committee had follow up discussions with the chief executive officer of Company E regarding relative valuation.

The VaxGen board subsequently concluded that the proposed transaction with Company E was not in the best interest of the VaxGen stockholders for valuation and clinical development risk reasons and terminated the discussions with Company E. In particular, the VaxGen board of directors believed that Company E would be unable to execute on its proposed business plan and that it would be unable to meet its internal revenue forecasts, which were the basis for the relative valuation proposed by Company E.

Beginning January 12, 2009, the strategic transactions committee met with management and board members of Company F, a private biotechnology company. Additional discussions with Company F continued through January and February 2009 but did not result in a transaction proposal and the parties terminated discussions for valuation and other reasons.

On February 27, 2009, John Kollins, then the Chief Executive Officer of OXiGENE, met with Franklin Berger, a member of VaxGen’s board of directors, to discuss a possible combination. Subsequent to that meeting, the strategic transactions committee discussed OXiGENE as a potential transaction partner based on Mr. Berger’s initial discussion.

Also on February 27, 2009, Mr. DeStefano met with members of the management team of Company C to re-open discussions regarding a potential transaction. Company C subsequently submitted a proposal outlining the terms of a potential stock for stock transaction with VaxGen. VaxGen responded and held follow up meetings with Company C management to discuss the proposal and terms surrounding the lease liability.

On March 3, 2009, Mr. Panek met with members of the management team of Company G, a public biotechnology company, and shared non-confidential information regarding the companies’ respective businesses.

On March 24, 2009, OXiGENE and VaxGen entered into a confidentiality agreement. On the same day, Mr. Panek and Ms. Rafield met with Mr. Kollins and Michelle Edwards, OXiGENE’s Director of Investor Relations, during which meeting, the parties discussed the financial condition of both companies, the history of OXiGENE, OXiGENE’s technology and its utility in treating certain cancers, the competitive landscape and the status of the clinical development of OXiGENE’s two product candidates, ZYBRESTAT and OXi4503.

On March 27, 2009, Mr. Panek received an unsolicited proposal from Company G for a stock-for-stock merger. The proposal from Company G proposed either a stock transaction in which VaxGen stockholders would own 53% of the combined company, or a merger in which Company G would acquire some but not all of VaxGen’s cash in exchange for 30% of the combined company. On March 30, 2009, the VaxGen board discussed the proposal from Company G. During late March and April 2009, the companies exchanged confidential information in support of financial diligence efforts.

On March 30, 2009, the board of directors of VaxGen held a telephonic meeting and discussed at length the transaction proposed by Company C. Also at that meeting, the strategic transactions committee and the VaxGen board of directors discussed and approved a letter expressing interest in a possible combination with OXiGENE and outlining a potential deal structure.

On March 31, 2009, Ms. Rafield spoke with a member of OXiGENE’s board of directors, Mark Kessel, regarding VaxGen’s liabilities and cash position. The parties also discussed potential methods for determining relative valuation of the parties in a combination.

On April 1, 2009, Mr. Panek and Ms. Rafield met with Mr. Kollins and Mr. James B. Murphy, OXiGENE’s Chief Financial Officer. The discussion included a detailed review of the status of the Leased Facility and discussions with its landlord. The parties also discussed relative post-merger ownership based on OXiGENE’s then current market capitalization and VaxGen’s estimate of cash available at the closing of a transaction assuming a closing by the end of October 2009. Mr. Kollins expressed the view in that meeting that OXiGENE should receive a 30% premium to its then current stock price on the Nasdaq Global Market in exchange for taking on the risk associated with the Leased Facility. Subsequent to the meeting, Mr. Panek sent the letter proposal approved by the VaxGen board of directors on March 30, 2009 expressing interest to

Messrs. Kollins and Kessel. The letter proposed that OXiGENE would own 55% of the combined company and VaxGen stockholders would own 45% of the combined company. These ownership percentages were arrived at based on assumptions as to VaxGen’s cash at closing assuming a set aside for settling the liability associated with the Leased Facility and assumed a 15% premium to OXiGENE’s then current stock price. In addition, the letter proposed that the benefits associated with VaxGen’s contract with Emergent BioSolutions would be set aside for the benefit of VaxGen stockholders.

On April 2, 2009, Messrs. Panek and Kollins discussed the transaction structure telephonically. On April 9, 2009, Messrs. Kollins and Panek held another telephone call to discuss transaction structure as well as provide an update to Mr. Kollins as to discussions with VaxGen’s landlord regarding the Leased Facility and as to VaxGen’s rPA vaccine program status.

On April 13, 2009, the VaxGen board of directors held a teleconference and discussed the progress of discussions with OXiGENE and certain diligence matters with respect to OXiGENE’s business and the combined company as well as discussions with other parties. Also at that meeting, the VaxGen board of directors decided not to pursue a transaction with Company G based on development and financial risk. In particular, the board of directors discussed the fact that Company G’s primary clinical asset in development would be sold into a highly competitive market segment, that such asset did not appear to have attributes that would give it a competitive advantage and that a large primary care sales force would be required to successfully commercialize the product, which would be very expensive. In addition, the board of directors determined that the amount of cash that VaxGen would bring to the combined company would not be sufficient for the combined company to complete clinical development of its primary clinical asset. Also at this meeting, the board of directors further reviewed the status of discussions with Company C.

On April 17, 2009, Company C provided a revised transaction proposal. The revised proposal from Company C proposed, among other things, that the number of shares to be issued to VaxGen stockholders would be derived by taking the net cash of VaxGen at closing minus an $11 million set aside for settling the liability associated with the Leased Facility and dividing that by a 90 day volume weighted average price of Company C’s stock. On April 20, 2009, the board of directors of VaxGen held a telephonic meeting and again discussed at length the transaction proposed by Company C. Based on the disadvantageous terms associated with the lease liability and proposed ownership of the combined company by VaxGen stockholders and concerns about the business prospects of Company C and its capital needs, the board rejected the proposal and terminated discussions with Company C.

Between April 18 and June 10, 2009 members of the strategic transactions committee of the board of directors of VaxGen met with members of management and the board of OXiGENE regarding the proposed structure of a transaction as well as certain diligence matters, including OXiGENE’s cash needs to generate pivotal clinical data for ZYBRESTAT, progress and timing of clinical trials and projected timing of data from clinical trials, partnering strategy, personnel needs, the structure of OXiGENE’s transaction with Symphony Capital, OXiGENE’s and VaxGen’s relative capital structure, VaxGen’s liability associated with the Leased Facility and discussions with its landlord and the structure of VaxGen’s agreement with Emergent BioSolutions regarding rPA. During the same period, VaxGen conducted diligence on OXiGENE’s clinical programs and management and the parties continued to discuss the relative ownership of each of VaxGen and OXiGENE in the combined company. VaxGen proposed post-merger ownership of the combined company by VaxGen stockholders of 42% and 40% during the period, based on various metrics, including an estimate of $26 million of cash which VaxGen would contribute to the combined company after subtracting the liability associated with the Leased Facility. Both such offers were rejected by OXiGENE.

On May 1, 2009, the board of directors of OXiGENE held a telephonic meeting, at which a potential transaction with VaxGen was discussed. OXiGENE’s directors determined that OXiGENE should continue discussions with VaxGen.

On May 28, 2009, the board of directors of OXiGENE held its annual meeting. At the meeting, Mr. Kollins outlined to the OXiGENE directors details with regard to a potential transaction with VaxGen. The directors discussed the proposed terms of the transaction and potential timing.

On June 10, 2009, OXiGENE informed VaxGen that it was terminating discussions regarding a potential combination based on perceived risk of closing and timing and in order to pursue a financing transaction, and VaxGen agreed to terminate further discussions.

On June 22, 2009, the VaxGen board of directors held a teleconference and discussed the termination of discussions with OXiGENE, alternative transactions, including liquidation, and disbanding the strategic transactions committee. The board determined at that time that it would not be appropriate to disband the strategic transactions committee as the participation of the non-employee committee members was deemed critical to consummating a transaction.

On July 17, 2009, a teleconference between Ms. Rafield and Messrs. Panek, Kollins and Murphy was held in which OXiGENE expressed its interest in re-engaging in discussions with VaxGen. The parties discussed in detail relative valuation, treatment of VaxGen’s liability associated with the Leased Facility, transaction structure and terms.

From July 18 to July 22, 2009, members of the VaxGen strategic transactions committee and OXiGENE management held discussions regarding additional diligence and the terms of a non-binding letter of intent, including relative ownership of the combined company, adjustments based on VaxGen’s net cash at closing based on various assumptions as to the closing date, the treatment of warrants and options, the treatment of VaxGen’s liability associated with the Leased Facility and contract with Emergent BioSolutions, the composition of the board of directors of the combined company, exclusivity and a potential termination fee and reimbursement of expenses. With respect to percentage ownership, OXiGENE proposed that its stock should be valued at $1.60 per share based on its recent financing, which would have implied a value of OXiGENE of approximately $99 million. Assuming VaxGen’s value as $26 million based on net cash after subtracting the liability associated with the Leased Facility, OXiGENE proposed that VaxGen stockholders would own approximately 20.8% of the combined company.

On July 23, 2009, representatives of VaxGen’s strategic transactions committee and OXiGENE management met and negotiated the financial terms of the proposed merger and discussed the terms of a proposed letter of intent. VaxGen proposed that the VaxGen stockholders should initially receive 16.6 million shares, 1.6 million shares should be placed in escrow and released based on resolution of the liability associated with the Leased Facility and 5.8 million shares should be placed in escrow and released based on receipt of milestone payments under VaxGen’s contract with Emergent BioSolutions, respectively.

On July 24, 2009, the VaxGen board of directors held a teleconference and discussed the details of the proposed non-binding letter of intent. In addition, the VaxGen board of directors discussed entering into confidential disclosure agreements with certain larger stockholders in order to solicit stockholder opinion of a proposed combination with OXiGENE and the engagement of a financial advisor to review the proposed transaction with OXiGENE and render an opinion on the fairness from a financial point of view of the exchange ratio to the VaxGen stockholders.

On July 26, 2009, VaxGen received a draft non-binding letter of intent from OXiGENE providing for OXiGENE to acquire VaxGen in a stock-for-stock merger pursuant to which VaxGen stockholders would initially receive 15,500,000 shares of OXiGENE common stock, subject to adjustment if VaxGen’s net cash at closing was below a target amount of net cash of approximately $34.3 million, assuming a closing by the end of October 2009. In addition, the letter of intent provided for the issuance of shares of OXiGENE common stock contingent upon resolution of the VaxGen liability associated with the Leased Facility and receipt of a milestone under VaxGen’s contract with Emergent BioSolutions.

On July 28, 2009, VaxGen sent a revised non-binding letter of intent to OXiGENE clarifying the implied price per share for the common stock and contingent shares and the details associated with the contingent shares allocated to the resolution of VaxGen’s liability associated with the Leased Facility and the reimbursement of expenses.

On July 28 and July 29, 2009, the board of directors of OXiGENE held a meeting, at which Mr. Kollins updated the directors on the status of the proposed transaction with VaxGen. OXiGENE’s directors reviewed and discussed the non-binding letter of intent and proposed terms of the transaction, including the number of shares of OXiGENE common stock to be issued to VaxGen stockholders and financial considerations with respect to VaxGen’s lease obligation and potential royalty payments related to rPA. The directors authorized OXiGENE’s management to continue negotiations with VaxGen.

Between July 28 and September 1, 2009, the parties held multiple meetings and conference calls to discuss terms of the non-binding letter of intent and exchanged multiple drafts of such non-binding letter of intent. In addition, both OXiGENE and VaxGen continued to conduct scientific and business due diligence on each other’s business. During this period, the parties agreed to adjust VaxGen’s target net cash to approximately $32.3 million, assuming a closing date in December 2009.

On August 17, 2009, members of the VaxGen strategic transactions committee held a discussion with certain larger stockholders of VaxGen to discuss in general the company’s progress in identifying a strategic transaction as well as to provide an update on the general status of discussions with VaxGen’s landlord. Of these stockholders, four stockholders agreed to enter into confidentiality agreements. Accordingly, on August 18, 2009, members of the VaxGen strategic transactions committee held a telephone conference with two of these stockholders to provide detail as to a proposed transaction with OXiGENE as an alternative to a liquidation of the company.

On August 21, 2009, the VaxGen board of directors held a teleconference and received an update on the status of negotiations with OXiGENE as well as the response of the stockholders under confidentiality arrangements to the proposed transaction with OXiGENE.

On August 31, 2009, the VaxGen board of directors met and reviewed a presentation by management and the strategic transactions committee of the proposed terms of a merger with OXiGENE and a non-binding letter of intent. Representatives of Cooley Godward Kronish LLP, outside counsel to VaxGen, advised the VaxGen board as to its fiduciary duties. Ms. Rafield and Mr. Panek provided the VaxGen board of directors with further information about OXiGENE based on their due diligence review, including an overview of OXiGENE’s products, technology, and clinical pipeline; a detailed review of the past clinical data and ongoing trials for its lead product candidate, ZYBRESTAT; information about OXiGENE’s management personnel; an assessment of the market potential for its lead product candidate; the state of its finances; and potential near-term milestones for its business. Mr. Panek then summarized the terms of the non-binding letter of intent, including the initial merger consideration, contingent shares, adjustments to the exchange ratio for closing net cash, no-shop provisions, break-up fees and expense reimbursement. After a full discussion, the VaxGen board of directors unanimously approved the non-binding letter of intent. On the same date, VaxGen engaged Aquilo Partners to render an opinion, as to the fairness, from a financial point of view, to the holders of VaxGen common stock, of the exchange ratio to be used in connection with the proposed transaction with OXiGENE.

On September 1, 2009, the OXiGENE board of directors unanimously approved the non-binding letter of intent at a telephonic meeting. The board also authorized OXiGENE’s management to negotiate and enter into an engagement letter with Houlihan Lokey Howard & Zukin Financial Advisors, Inc. relating to the provision to the board of directors of a fairness opinion in connection with the proposed transaction with VaxGen.

Between September 10 and October 2, 2009, VaxGen continued to conduct due diligence on OXiGENE’s clinical programs, management team and business development matters, and OXiGENE continued to conduct due diligence of VaxGen’s business, including its liabilities.

On September 10, 2009, OXiGENE’s counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., sent to Cooley Godward Kronish a draft merger agreement and agreements ancillary to the merger agreement.

On September 11, 2009, OXiGENE engaged Houlihan Lokey to render a fairness opinion on the proposed transaction with VaxGen.

On September 18, 2009, Cooley Godward Kronish provided a revised draft of the merger agreement to Mintz Levin.

On September 22, 2009, the parties and their legal advisors discussed the outstanding issues on the merger agreement at a meeting held at the offices of OXiGENE in South San Francisco, including the tax structure of the merger, the exchange ratio, potential adjustments to the exchange ratio for changes in the net cash balance of VaxGen and the calculation thereof, the calculation of additional contingent shares to be released upon resolution of VaxGen’s liability associated with the Leased Facility and receipt of a milestone under VaxGen’s contract with Emergent BioSolutions, the parties’ representations and warranties and the parties’ termination rights and fees and expenses that would be payable upon certain termination events.

From September 24 to October 5, 2009, the parties and their legal advisors continued to discuss various issues related to the proposed transaction and the merger agreement and to exchange drafts of the merger agreement, ancillary agreements and disclosure schedules. The parties continued to discuss issues related to the tax structure, exchange ratio and adjustments thereto for VaxGen’s net cash at closing, the release of contingent shares associated with the lease liability and the rPA contract with Emergent BioSolutions and other possible VaxGen liabilities.

On October 5, 2009, Ms. Rafield had a meeting with two OXiGENE board members, Mr. William Shiebler and Dr. Alastair Wood, at which Mr. Shiebler and Dr. Wood informed Ms. Rafield of proposed changes to OXiGENE’s management team.

On October 6, 2009, the parties and their respective advisors held multiple teleconferences to discuss pending changes to the OXiGENE management team and the impact of those changes on the proposed merger terms, timing and likelihood of closing. The parties and their respective advisors discussed certain changes to the proposed terms of the merger requested by VaxGen, including a $100,000 adjustment to target net cash based on delays to the anticipated closing date resulting from the duration of negotiations.

On October 7, 2009, Ms. Rafield and Mr. Panek held a conference call with two VaxGen stockholders who had previously agreed to confidentiality arrangements and after receiving oral agreements to keep such information confidential, informed them of pending management changes at OXiGENE and solicited their views as to the advisability of proceeding with the transaction on the current terms.

On October 7, 2009, the VaxGen board of directors held a telephonic meeting to review and assess the proposed merger and merger agreement with OXiGENE as well as the alternative options available to VaxGen, which was attended by representatives of Cooley Godward Kronish. Mr. Panek provided an update on the status of negotiations, including pending changes to OXiGENE management and the potential impact on the terms, timing and likelihood of closing. Mr. Panek reviewed for the board the unsuccessful efforts to renegotiate certain terms of the merger, including an adjustment to net cash due to the delays in signing a definitive agreement. Representatives of Cooley Godward Kronish updated the VaxGen board of directors regarding the status of negotiations with OXiGENE and summarized the main legal issues under negotiation or to be negotiated. The VaxGen board of directors instructed Mr. Panek and Ms. Rafield to finalize the merger agreement with OXiGENE.

On October 8, 2009, OXiGENE issued a press release announcing the management changes discussed with Ms. Rafield on October 5, 2009, which consisted of the resignation of Mr. Kollins as Chief Executive Officer and the appointment of Dr. Peter Langecker as Chief Executive Officer.

On October 8, 2009, the VaxGen board of directors held a telephonic meeting to hear an update as to status of finalizing the merger agreement.

Between October 8 and October 14, 2009, OXiGENE and VaxGen and their respective counsel finalized the merger agreement, mutual diligence, the ancillary agreements and disclosure schedules.

On October 14, 2009, the VaxGen board of directors held a telephonic meeting which was attended by representatives of Aquilo Partners and Cooley Godward Kronish. Ms. Rafield, Mr. Panek and Cooley Godward Kronish presented the findings of the diligence process. During this meeting, representatives from Aquilo Partners gave a presentation to the VaxGen board of directors regarding the financial terms of the proposed merger and the financial positions of both VaxGen and OXiGENE, management’s estimated range of liquidation values in the event of liquidation of VaxGen, and Aquilo Partners’ financial analysis of the exchange ratio, which at the time was assumed to be 0.4634 based on an assumed VaxGen’s net cash at closing of $32,575,730 at an assumed closing date of January 31, 2010. Following the presentation, Aquilo Partners rendered its oral opinion to the VaxGen board of directors (which was confirmed in writing by delivery of Aquilo Partners’ written opinion dated October 14, 2009), to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the

57.1

review undertaken and other matters considered by Aquilo Partners in preparing its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of VaxGen common stock. Representatives from Cooley Godward Kronish also gave a presentation to the VaxGen board of directors, discussing the fiduciary obligations of the VaxGen board of directors as well as an analysis of the terms and structure of the merger agreement and the ancillary agreements, which had been distributed previously to the members of the VaxGen board of directors. Mr. Panek and Ms. Rafield also reviewed earlier presentations to the VaxGen board of directors regarding various aspects of OXiGENE’s business. After these discussions, the VaxGen directors unanimously determined that the merger was fair to, and in the best interests of VaxGen and its stockholders. The VaxGen directors voted unanimously to approve and adopt all of the resolutions which had been previously distributed and reviewed by Cooley Godward Kronish, including the approval and adoption of the merger agreement and the transactions contemplated thereby.

On October 14, 2009, the OXiGENE board of directors held a telephonic meeting, which was attended by representatives of Houlihan Lokey and Mintz Levin. Mr. Murphy presented the findings of the due diligence process and discussed the terms and structure of the merger agreement and the ancillary agreements, which had been distributed previously to the members of the OXiGENE board of directors. During this meeting, representatives from Houlihan Lokey gave a presentation to the OXiGENE board of directors regarding the financial terms of the proposed merger and Houlihan Lokey’s financial analysis of the exchange ratio. Following the presentation, Houlihan Lokey rendered its oral opinion to the OXiGENE board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated October 14, 2009), to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of OXiGENE common stock. Following these discussions, the OXiGENE directors unanimously determined that the merger was fair to, and in the best interests of OXiGENE and its stockholders. The OXiGENE directors voted unanimously to approve and adopt all of the resolutions, which had been previously distributed and reviewed by Mintz Levin, including the approval and adoption of the merger agreement and the transactions contemplated thereby and the issuance of common stock in the merger.

Also on October 14, 2009, the directors and officers of VaxGen entered into voting agreements with OXiGENE and VaxGen to vote in favor of adoption of the merger and approval of the merger agreement and lockup agreements, and the directors and officers of OXiGENE and Symphony ViDA Holdings LLC entered into voting agreements with VaxGen and OXiGENE to vote in favor of adoption of the merger and approval of the merger agreement and lockup agreements.

Later that day, representatives of VaxGen and Cooley Godward Kronish finalized the merger agreement with representatives of OXiGENE and Mintz Levin, and VaxGen and OXiGENE signed the definitive merger agreement.

On October 15, 2009, OXiGENE and VaxGen issued a joint press release announcing the proposed merger of VaxGen and OXiGENE.

Beginning on October 23, 2009, VaxGen, the members of the VaxGen board of directors and OXiGENE were named as defendants in several purported class action lawsuits brought by VaxGen stockholders challenging VaxGen’s proposed merger with OXiGENE. For additional information see the description under the heading “— Litigation Related to the Merger.”

OXiGENE Reasons for the Merger

In evaluating the merger, the OXiGENE board of directors consulted with OXiGENE’s management and legal and financial advisors and, in reaching its decision to approve the merger and enter into the merger agreement, the OXiGENE board of directors considered a number of factors, including the following material factors which the OXiGENE board of directors viewed as generally supporting its decision to approve the merger and the merger agreement.

•	OXiGENE’s need for financing to continue its clinical trials and the lack of other currently available acceptable alternatives for OXiGENE to access significant amounts of capital, especially in light of the state of the capital markets for equity offerings by biotechnology issuers, which historically had been OXiGENE’s method for raising additional financing to support its operations;

•	the fact that the cash resources of the combined company expected to be available at the closing of the merger would provide OXiGENE sufficient capital to maintain its projected business operations through the first quarter of 2011, assuming that OXiGENE continues to pay the contracted facility lease amounts during that period, including continued clinical development of ZYBRESTAT; and that without VaxGen’s cash that is expected to be available to the combined company at the closing of the merger, OXiGENE would need to raise substantial additional funds through private or public equity offerings, partnerships with pharmaceutical companies, debt financing or other arrangements in the near future, which if it were unable to do so within the required timeframe and at acceptable terms, would cause OXiGENE to curtail its operations significantly;

•	anticipated milestones in the development of ZYBRESTAT and the belief of the OXiGENE board of directors that if the Phase III clinical studies for ZYBRESTAT are successful, OXiGENE could be successful in gaining regulatory approval for ZYBRESTAT, licensing the marketing rights to ZYBRESTAT to a third party or in selling OXiGENE;

•	historical and current information concerning OXiGENE’s business, financial performance, financial condition, operations and management, including financial projections of OXiGENE under various scenarios and its short and long-term strategic objectives and the risks associated therewith;

•	the 0.4719 exchange ratio, which is subject to adjustment for changes in VaxGen’s net cash, would result in OXiGENE stockholders holding approximately 80 percent of the outstanding shares of the combined company after the merger, assuming the number of outstanding shares of OXiGENE and VaxGen common stock remained unchanged until immediately prior to the effective time of the merger, and not taking into account the issuance of any of the escrowed shares;

•	the results of OXiGENE’s due diligence investigation of VaxGen, which indicated that there appeared to be no material liabilities relating to VaxGen’s business other than those associated with the Leased Facility;

•	the terms and conditions of the merger agreement, including without limitation the following:

•	the structure of the merger, and the anticipated number of shares of OXiGENE common stock, approximately 20% of the combined company, to be issued to VaxGen stockholders, based upon the exchange ratio, which may be adjusted based on VaxGen’s net cash as of the determination date, but will not be adjusted to reflect changes in the market value of either the OXiGENE common stock or the VaxGen common stock;

•	the provisions in the merger agreement that prohibit VaxGen from soliciting other acquisition offers;

•	the limited number and nature of the conditions to the obligation of VaxGen to consummate the merger;

•	the ability of OXiGENE to seek additional financing, subject to the limitations in the merger agreement;

•	the conclusion of the OXiGENE board of directors that the potential termination fee of $1.425 million or, in certain instances, $712,500, together with the reimbursement of certain transaction expenses incurred in connection with the merger of up to $325,000, payable by VaxGen to OXiGENE and the circumstances when such fee or expense reimbursement may be payable, were reasonable; and

•	the belief that the parties’ respective representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the likelihood that the merger will be consummated on a timely basis and the likelihood that OXiGENE may not otherwise be able to raise additional sufficient financing prior to the completion of the merger on acceptable terms, which financing would be necessary in order to continue its operations as currently conducted and contemplated, including its clinical development program for ZYBRESTAT;

•	the fact that OXiGENE’s management team and board of directors will continue in their current roles following the merger;

•	the fact that the merger could enable stockholders of the combined company to enjoy greater liquidity from the larger stockholder base so as to allow them potentially to buy and sell shares quickly and efficiently; and

•	Houlihan Lokey’s opinion, and its presentation, dated October 14, 2009, to the OXiGENE board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to OXiGENE of the 0.4719 exchange ratio, as described more fully below under the caption “Opinion of Houlihan Lokey.”

The OXiGENE board of directors weighed the factors described above, which the OXiGENE board of directors viewed generally as supporting its decision to approve the merger and the merger agreement, against a number of other factors identified in its deliberations weighing negatively against the merger, including without limitation the following material factors:

•	the amount of time it likely will take to complete the merger and OXiGENE’s need to raise additional financing in order to continue its clinical development of ZYBRESTAT and otherwise conduct its operations;

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of OXiGENE and the ability of OXiGENE to obtain financing in the future in the event the merger is not completed;

•	the possible negative effect of the public announcements of the merger and the closing of the merger on OXiGENE’s stock price;

•	the possible negative effect of public disclosure regarding stockholder litigation commenced in connection with the merger on OXiGENE’s stock price;

•	the risk that the per share value of the consideration to be paid in the merger to VaxGen stockholders could increase significantly from the value prior to the announcement of the merger agreement because the exchange ratio will not be adjusted for changes in the market price of OXiGENE common stock or VaxGen common stock;

•	the possibility that OXiGENE will be required to pay more than $10,480,000 to settle the liability to be assumed with regard to VaxGen’s lease for its facility in South San Francisco;

•	the risk of diverting the attention of OXiGENE’s management from other alternative financing opportunities and other strategic priorities to implement the merger;

•	the assumption by OXiGENE of all of VaxGen’s obligations and liabilities, including those known and unknown;

•	the fact that VaxGen does not have any material assets other than its cash and cash equivalents and certain technologies and intellectual property licenses;

•	the substantial transaction costs and expenses that have been incurred to date and are expected to be incurred in connection with the merger;

•	the provisions of the merger agreement that require the payment of a $1.425 million fee if the merger agreement is terminated by OXiGENE due to specified reasons;

•	the administrative challenges associated with combining the two companies; and

•	other risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

After consideration of these factors, the OXiGENE board of directors determined that these risks could be mitigated or managed by OXiGENE or VaxGen or by the combined company following the merger, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, the risks were unlikely to have a materially adverse impact on the merger or on the combined company following the merger, and that, overall, these risks were significantly outweighed by the potential benefits of the merger to the stockholders of both companies.

Although this discussion of the information and factors considered by the OXiGENE board of directors is believed to include the material factors considered by the OXiGENE board of directors, it is not intended to be exhaustive and may not include all of the factors considered by the OXiGENE board of directors. In reaching its determination to approve the merger and approve and adopt the merger agreement, the OXiGENE board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable, fair to and in the best interests of OXiGENE and its stockholders. Rather, the OXiGENE board of directors based its position and determination on the totality of the information presented to and factors considered by it. In addition, individual members of the OXiGENE board of directors may have given differing weights to different factors.

VaxGen Reasons for the Merger

The VaxGen board of directors believes that the merger and the merger agreement are advisable and in the best interests of VaxGen and its stockholders. Accordingly, the VaxGen board of directors, at a meeting held October 14, 2009, unanimously approved the merger and the merger agreement, and unanimously recommends that VaxGen stockholders vote “FOR” adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger.

In making its determination to approve the merger agreement, the VaxGen board of directors consulted with VaxGen’s management regarding strategic and operational aspects of the merger, alternatives to the combination with OXiGENE and the results of due diligence of OXiGENE undertaken by management, directors and advisors of VaxGen. The VaxGen board of directors also consulted with representatives of Aquilo Partners regarding financial matters and with representatives of Cooley Godward Kronish regarding legal matters. In the course of making its determination, the VaxGen board of directors considered a variety of factors, including the following:

Strategic Benefits of the Merger.

The VaxGen board of directors considered the strategic benefits of the merger, including the following:

•	in light of the termination of VaxGen’s anthrax vaccine supply contract by the United States Department of Health and Human Services, VaxGen’s subsequent termination of all product development activities, and the absence of any prospects for near term product opportunities, the VaxGen board of directors considered the opportunity for VaxGen stockholders to participate in the future growth of an organization with multiple clinical product candidates under development in oncology and ophthalmology indications with large unmet medical needs;

•	the VaxGen board of directors considered the relatively near term potential commercial opportunity represented by ZYBRESTAT, the number of potential clinical indications for ZYBRESTAT and the commercial opportunity associated with these indications and the potential to create stockholder value through these programs;

•	the VaxGen board of directors considered the longer term opportunity represented by OXi4503, a second generation vascular disrupting agent with a dual mechanism of action, currently being tested in Phase 1 and 1b/2a clinical studies that the combined company should be able to continue;

•	the VaxGen board of directors believes that the balance sheet of the combined company should improve the ability of the combined company to achieve clinical study milestones and advance its clinical programs through the first quarter of 2011, assuming that OXiGENE continues to pay the contracted facility lease amounts during that period, including the continuation of a ZYBRESTAT Phase III clinical study, and may enable the combined company to negotiate more favorable corporate collaborations and licensing opportunities;

•	the VaxGen board of directors considered that the potential exposure to VaxGen stockholders of the liability associated with the Leased Facility was capped at $10,480,000;

•	the VaxGen board of directors considered that the contingent shares associated with VaxGen’s contract with Emergent BioSolutions under the merger agreement provide the VaxGen stockholders the potential opportunity to receive some of the financial benefit associated with VaxGen’s agreement with Emergent BioSolutions if Emergent receives a procurement contract to supply anthrax vaccine and that the combined company’s balance sheet may be further strengthened through milestone and royalty streams under the Emergent BioSolutions agreement, thereby enabling further funding of clinical development and operations of the combined company; and

•	the VaxGen board of directors considered the fact that the merger could enable stockholders of the combined company to enjoy greater liquidity from the larger stockholder base and Nasdaq listing of the combined company so as to allow them to buy and sell shares of common stock of the combined company more efficiently.

Attractive Merger Consideration.  The VaxGen board of directors believes that the merger consideration, which gives VaxGen stockholders approximately 20% of the combined company assuming no adjustment for changes in net cash, without any of the contingent shares, and approximately 27.6% if all of the contingent shares are released assuming no adjustment for changes in net cash, values VaxGen common stock at an attractive level in light of the VaxGen trading price and trading volumes during the past one, three, six and 12 month periods ending on October 12, 2009, the range of potential liquidation values of VaxGen and VaxGen’s prospects if the merger were not to occur. In reaching this conclusion, the board of directors considered various factors and analyses of the financial terms of the proposed merger, including:

•	information concerning historical and current financial market conditions and market prices, and historical stock prices and trading volumes of VaxGen common stock and OXiGENE common stock;

•	the historical and current information concerning the business, financial condition, results of operations, cash flow, business and prospects of VaxGen and OXiGENE, and conditions generally in the biotechnology industry;

•	information concerning forecasted revenues, expenses and cash flows from OXiGENE’s lead product candidate, ZYBRESTAT, as well as the risks associated with obtaining marketing approval from governmental agencies for the product candidate in one or more indications being pursued and commercialization related risks;

•	the estimated liquidation value of VaxGen assuming VaxGen settled all of its lease, severance and other obligations, monetized its remaining assets and distributed remaining cash to its stockholders;

•	information concerning the contingencies that could result in the VaxGen stockholders receiving additional consideration through the release of contingent shares, including the probability of earning the contingent shares and associated risks; and

•	the fact that the initial percentage ownership of the combined company was fixed except for adjustments for changes in VaxGen net cash, and therefore, any change in the market value of OXiGENE common stock from the date of announcement through the closing of the merger does not impact the number of shares of OXiGENE common stock to be received by VaxGen stockholders.

Extensive Process and Review of Alternatives.

Throughout the extensive process conducted by the VaxGen board of directors and its strategic transactions committee during the approximately 17 months prior to the signing of the merger agreement, the VaxGen board of directors and strategic transactions committee evaluated all reasonably available alternatives to the merger, including a liquidation of VaxGen, remaining as a stand alone company and in-licensing or acquiring technologies or product candidates and other merger opportunities, including the evaluation of more than 80 companies for potential combination transactions. During the process, VaxGen did not indentify any attractive opportunities for acquiring more advanced product candidates or other business combinations other than the proposed merger with OXiGENE.

The VaxGen board of directors considered a potential liquidation of the company, including the price per share that a stockholder might receive depending upon when the liquidation was commenced, the liquidation procedure and likely timing for the stockholders’ receipt of a cash distribution and the tax consequences of a liquidation. VaxGen’s management prepared a detailed liquidation analysis that included three scenarios, a base case, a downside recovery case and an upside recovery case. The primary differences in the scenarios were the number of months in which the company continued to incur recurring costs which are estimated at approximately $400,000 per month and the dollar amount required by the landlord in order to receive its consent to terminate VaxGen’s lease on the Leased Facility. In the base case, VaxGen assumed that the liquidation was completed by February 28, 2010 and the lease termination reserve or expense was $15 million, an amount equivalent to the most favorable settlement proposal received from the landlord to date. The upside case assumed that the liquidation was completed by January 31, 2010 and that a lease termination settlement could be reached for $11.4 million. The downside case assumed the completion of the liquidation by March 31, 2010, and a $21.5 million lease termination, which was the remaining lease liability of approximately $21 million and estimated surrender of a portion of the letter of credit associated with restoration of the Leased Facility to its original configuration.

The board of directors of VaxGen considered that estimating liquidation value was inherently imprecise and subject to risks and uncertainties that could reduce the liquidation value, including the risk that actual liabilities and expenses, including unforeseen contingent liabilities, could exceed the projected liabilities and expenses. The VaxGen board of directors considered the procedure and substantial expenses associated with approval of a liquidation and dissolution under Delaware law, including the need to obtain a vote of the holders of a majority of the outstanding shares of common stock of VaxGen in favor of the liquidation and dissolution and the need to comply with procedures under the Delaware General Corporation Law to avoid liability for wrongful distributions. This process could take six or more months to complete and could result in additional unexpected expense or delay in making distributions to stockholders. The board of directors also considered the expense associated with ongoing financial reporting, tax return preparation and filing and other expenses associated with the wind down of the company. In addition, the VaxGen board of directors concluded that it would be unable to monetize VaxGen’s contract with Emergent BioSolutions on acceptable terms prior to Emergent’s award of a procurement contract or liquidation, and consequently, VaxGen would be required to arrange a liquidating trust to administer payments to VaxGen’s approximately 6,000 beneficial owners of VaxGen stock under the contract for some time. The trust would also incur ongoing expense to attempt to monetize, if possible, VaxGen’s commercial rights to its HIV vaccine candidate, which it licensed to Global Solution for Infectious Disease, in order to preserve any potential value from this intellectual property. The process to set up and administer such a vehicle would likely result in additional expense against distributions to stockholders.

As a result of this analysis, VaxGen management estimated that VaxGen would have net proceeds available for distribution of approximately $9,460,550, $16,341,650 and $20,319,750 or $0.29, $0.49 to $0.61 per share, for the downside recovery base and upside recovery cases, respectively, based upon fully diluted shares of common stock outstanding of approximately 33,106,523 as of October 14, 2009.

The VaxGen board of directors determined that the liquidation alternative was less attractive than the merger with OXiGENE because they believed that the long-term value of the combined company exceeded the liquidation value of VaxGen.

Opinion of Financial Advisor.  The VaxGen board of directors reviewed the financial analyses and presentations prepared by Aquilo Partners and the Aquilo Partners opinion, to the effect that, as of the date of the merger agreement, based upon and subject to the assumptions and qualifications set forth in the opinion, the exchange ratio of the shares of OXiGENE common stock to be issued in exchange for each share of VaxGen common stock is fair, from a financial point of view, to the holders of VaxGen common stock. The full text of Aquilo Partners’ written opinion is attached to this joint proxy statement/prospectus as Annex C.

Terms of the Merger Agreement.  The VaxGen board of directors, with the assistance of legal counsel, considered the terms and conditions of the merger agreement, including:

•	the provisions of the merger agreement that limit the ability of VaxGen to solicit and respond to offers for alternative transactions, but will allow VaxGen to liquidate or respond to a bona fide acquisition proposal that the VaxGen board of directors determines is or is reasonably likely to lead to a superior proposal, subject to certain restrictions imposed by the merger agreement, and to terminate the merger agreement in the event that VaxGen’s board of directors determines it is obligated to do so in the exercise of its fiduciary duties following receipt of a superior proposal;

•	the termination payment provisions of the merger agreement could discourage alternative proposals for business combinations with VaxGen, but would not preclude bona fide alternative proposals and the size of the termination fee was reasonable in light of the size and benefits of the transaction, the extensive process conducted by the VaxGen board of directors and the risks of obtaining VaxGen stockholder approval for the transaction; and

•	the relatively limited nature of the closing conditions, the process for determining net cash at closing, the process for determining VaxGen’s lease liability and subsequent reductions in the combined company’s lease liability and the release of contingent shares, the process for determining the timing and amount of contingent shares to be released upon the issuance of an anthrax vaccine procurement contract to Emergent BioSolutions, and the likelihood that the closing conditions would be met and the transaction approved by the VaxGen and OXiGENE stockholders.

Lockups and Voting Agreements.  The VaxGen board of directors also reviewed the terms of the lock-up and voting agreements among directors and officers of VaxGen, providing that the directors and officers of VaxGen, who collectively own less than one percent of the outstanding shares of VaxGen, will vote their shares of VaxGen common stock in favor of the adoption of the merger agreement at the VaxGen stockholder meeting.

Board of Directors.  The VaxGen board of directors considered the composition of the OXiGENE board of directors following the merger and its potential impact on the preservation of value of the VaxGen assets and the satisfaction of the contingent payments. Under the merger agreement, VaxGen will designate two of eight members of the combined company’s board of directors to fill terms that are up for reelection in 2010.

In reviewing the proposed combination, the VaxGen board of directors also identified and considered a number of potentially negative factors, including:

•	the risks described under the section entitled “Risk Factors — Risks Related to the Merger.”

•	the risk of failure or significant delay of ZYBRESTAT, OXiGENE’s lead product candidate, or the other product candidates under development by the combined company and the impact of a failure on the common stock price of the combined company and its prospects;

•	the possibility that the anticipated benefits of the combination may not be realized or that they may be lower than expected;

•	the risk that the proposed combination could not be completed because there is no assurance that the stockholders of VaxGen and OXiGENE will approve the merger or that other conditions to the parties’ obligations to close the merger would be satisfied even if the stockholders approve the transaction; and

•	the risks associated with an exchange ratio that will not compensate VaxGen stockholders for any relative declines in the price of OXiGENE common stock.

After consideration of these factors, however, the VaxGen board of directors concluded that overall, the potentially negative factors associated with the combination were outweighed by the potential benefits of the combination and that the combination was superior to other available alternatives based on the information available to it after the extensive process it had conducted.

In addition, the VaxGen board of directors was aware that some of its directors and officers may have interests in the merger that are different from, in addition to or may conflict with those of its stockholders which are described under “Interests of VaxGen’s Directors and Officers in the Merger.”

The foregoing discussion of the information and factors considered by the VaxGen board of directors is not intended to be exhaustive but includes the material factors considered by the VaxGen board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the VaxGen board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, the VaxGen board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of a particular factor, was favorable or unfavorable to its ultimate determination, but rather the VaxGen board of directors conducted an overall analysis of the factors described above, including without limitation, the premium over the estimated cash available for distribution to VaxGen stockholders in the event of liquidation, and discussions with VaxGen management and its financial and legal advisors. In considering the factors described above, individual members of VaxGen’s board of directors may have given different weights to different factors.

Opinion of Houlihan Lokey

Pursuant to an engagement letter dated September 11, 2009, OXiGENE retained Houlihan Lokey to act as its financial advisor in connection with the analysis and consideration of the transactions contemplated by the merger, and for purposes of rendering to OXiGENE’s board of directors, an opinion as to the fairness, from a financial point of view, of the exchange ratio in the merger.

On October 14, 2009, Houlihan Lokey rendered an oral opinion to OXiGENE’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated October 14, 2009), as to the fairness, from a financial point of view, of the exchange ratio in the merger, as of October 14, 2009, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to OXiGENE’s board of directors, only addressed the fairness from a financial point of view of the exchange ratio in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. OXiGENE encourages its stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to OXiGENE’s board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things, took the following actions:

•	reviewed the following agreements and documents:

•	Draft copy of the merger agreement, dated October 9, 2009;

•	Asset Purchase Agreement, dated as of May 2, 2008, between VaxGen, Inc. and Emergent BioSolutions, Inc. (the “Emergent Purchase Agreement”); and

•	VaxGen’s leases of the real property located at 349 Oyster Point Boulevard, South San Francisco, California and 379 Oyster Point Boulevard, South San Francisco, California.

•	reviewed certain publicly available business and financial information relating to OXiGENE and VaxGen that Houlihan Lokey deemed to be relevant;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of OXiGENE and VaxGen made available to Houlihan Lokey by OXiGENE and VaxGen, including financial projections prepared by or discussed with the managements of OXiGENE and VaxGen relating to OXiGENE for the fiscal years ending 2009 through 2026;

•	spoke with certain members of the management of OXiGENE regarding the respective businesses, operations, financial condition and prospects of OXiGENE and VaxGen, the merger and related matters;

•	compared the financial and operating performance of OXiGENE and VaxGen with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices for OXiGENE common stock and VaxGen common stock, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•	reviewed a certificate addressed to Houlihan Lokey from senior management of OXiGENE which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) and the reasonable basis for the financial projections provided to, or discussed with, Houlihan Lokey by or on behalf of OXiGENE; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

For purposes of Houlihan Lokey’s opinion, at the OXiGENE board of directors’ direction and based upon certain assumptions that the board of directors instructed Houlihan Lokey to make regarding, among other things, the Net Cash (as defined in the Merger Agreement) at closing, the number of Lease Adjustment Shares (as defined in the Merger Agreement) and the number of Emergent Adjustment Shares (as defined in the Merger Agreement), Houlihan Lokey assumed that the Merger Consideration equals an aggregate of 19,611,058 shares of OXiGENE’s Common Stock. Houlihan Lokey also assumed, with the board of directors’ consent, that any Contingent Value Shares (as defined in the Merger Agreement) to be added to the number of Initial Closing Shares (as defined in the Merger Agreement) prior to the closing, or released from escrow to the holders of VaxGen’s common stock after the closing, were, for purposes of Houlihan Lokey’s analyses and its opinion, added or issued, as the case may be, at the closing.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, management of OXiGENE has advised Houlihan Lokey, and it has assumed, that the OXiGENE financial projections reviewed by it have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of OXiGENE and its product candidates and that such estimates will be realized in the amounts and the time periods indicated thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. With respect to the Emergent Purchase Agreement forecasts, Houlihan Lokey has reviewed and discussed such forecasts with the management of OXiGENE and has assumed, with management’s consent, that such estimates represent reasonable estimates and judgments of the future amounts to be paid to VaxGen pursuant to the terms of the Emergent Purchase Agreement and that such forecasts will be realized in the amounts and the time periods indicated thereby, and Houlihan Lokey expressed no opinion with respect to such forecasts or the assumptions on which they are based. Houlihan Lokey relied upon, without independent verification, the assessments by the management of OXiGENE of the validity of, and risks associated with, OXiGENE’s and VaxGen’s existing and future technologies, intellectual property, products, services and business models. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of OXiGENE or VaxGen since the date of the most recent financial statements provided to it that would be material to its analyses or its opinion, and that there was no information or any fact that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to Houlihan Lokey, without any amendments or modifications thereto. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of OXiGENE, VaxGen, or otherwise have an effect on OXiGENE or VaxGen or any expected benefits of the merger that would be material to its analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement will not differ in any respect from the draft of the Merger Agreement identified above. Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any independent appraisal of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of OXiGENE, VaxGen or any other party, nor was Houlihan Lokey provided with any such appraisal.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of OXiGENE, VaxGen or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the Board of Directors of OXiGENE or any other party with respect to alternatives to the merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of rendering its opinion. Houlihan Lokey did not express any opinion as to what the value of OXiGENE’s common stock actually will be when issued pursuant to the merger or the price or range of prices at which OXiGENE’s common stock may be purchased or sold at any time. Houlihan Lokey assumed that OXiGENE’s common stock to be issued in the merger to the stockholders of VaxGen will be listed on the NASDAQ Global Market. The financial markets in general, and the markets for the securities of OXiGENE and VaxGen, in particular, are subject to substantial volatility, and Houlihan Lokey’s opinion does not purport to address potential developments in the financial markets or in the markets for the securities of OXiGENE or VaxGen after the date hereof.

Houlihan Lokey’s opinion was furnished solely for the use and benefit of the Board of Directors of OXiGENE in connection with its consideration of the merger and may not be relied upon by any other person or used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion is not intended to be, and does not constitute, a recommendation to the board of directors of OXiGENE, any security holder or any other person as to how to act or vote with respect to any matter relating to the merger.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of OXiGENE, its security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the merger or otherwise (other than the exchange ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of OXiGENE or VaxGen or to any other party, except as expressly set forth in the last sentence of the opinion, (iv) the relative merits of the merger as compared to any alternative business strategies that might exist for OXiGENE, VaxGen or any other party or the effect of any other transaction in which OXiGENE, VaxGen or any other party might engage, (v) the fairness of any portion or aspect of the merger to any one class or group of OXiGENE, VaxGen or any other party’s security holders vis-à-vis any other class or group of OXiGENE, VaxGen or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not OXiGENE, VaxGen, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of OXiGENE, VaxGen or any other participant in the merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the exchange ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of OXiGENE, on the assessments by OXiGENE and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to OXiGENE, VaxGen and the merger.

In preparing its opinion to the board of directors of OXiGENE, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of OXiGENE and VaxGen, such as the impact of competition on the businesses of OXiGENE and VaxGen and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of OXiGENE or VaxGen or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to either OXiGENE or VaxGen or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in OXiGENE’s and VaxGen’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of OXiGENE or VaxGen. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the board of directors of OXiGENE in connection with its consideration of the proposed merger and was only one of many factors considered by OXiGENE’s board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of the board of directors or its management with respect to the merger or the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between OXiGENE and VaxGen, and the decision to enter into the merger was solely that of OXiGENE’s and VaxGen’s boards of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with OXiGENE’s board of directors on October 14, 2009 in connection with Houlihan Lokey’s written opinion rendered on October 14, 2009. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Houlihan Lokey, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

Unless the context indicates otherwise, equity values derived from the Selected Companies Analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of October 9, 2009, and transaction values for the target companies derived from the Selected Transactions Analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. Estimates for adjusted sales revenue for OXiGENE were based on estimates provided by the management of OXiGENE.

Sum-of-Parts Analysis

OXiGENE

Houlihan Lokey performed a sum-of-parts analysis, consisting of a discounted cash flow analysis of the ZYBRESTAT program and a valuation of the non-ZYBRESTAT pipeline.

ZYBRESTAT:  Houlihan Lokey calculated the estimated present value of the standalone, probability weighted after-tax free cash flows that OXiGENE could generate over the remaining three-months of fiscal year 2009, and fiscal years 2010 through 2026, based on estimates of the future financial performance of OXiGENE provided by the management of OXiGENE for its product candidate ZYBRESTAT. The estimated after-tax free cash flows were then discounted using a mid-year convention to the present value using discount rates ranging from 16.0% to 17.0%, based on a weighted average cost of capital analysis for OXiGENE.

Non-ZYBRESTAT Pipeline Products:  To estimate the collective value of OXiGENE’s earlier-stage programs, Houlihan Lokey evaluated the following public companies that were selected because they are clinical stage companies with pipelines consisting primarily of earlier stage oncology programs and had similar numbers of product candidates at similar stages of development to those product candidates currently under development at OXiGENE.

•	Threshold Pharmaceuticals, Inc.

•	Athersys

•	Hollis-Eden Pharmaceuticals

•	Infinity Pharmaceuticals

Additionally, Houlihan Lokey evaluated the following publicly announced transactions where the pipelines of the companies consisted primarily of earlier stage oncology programs as a comparison for the collective value of OXiGENE’s early-stage programs.

Acquiror	Target

Protheris plc VioQuest Pharma	MacroMed, Inc. Greenwich Therapeutics

The sum-of-parts analysis indicated the following implied per share equity reference range for OXiGENE as of October 9, 2009:

Implied per Share
Equity Reference Range for
OXiGENE
$1.16 to $1.94

VaxGen

Houlihan Lokey performed a sum-of-parts analysis which included the (i) projected net cash at closing as provided by VaxGen management, and (ii) the net present value, utilizing discount rates ranging from 15% to 16%, based upon a weighted average cost of capital analysis of VaxGen in comparison with companies deemed by Houlihan Lokey to be comparable to VaxGen, of the unlevered, after-tax cash flows associated with the anticipated royalty payments resulting from the Emergent Asset Purchase Agreement. The anticipated royalty payments were based upon the terms of the Emergent Asset Purchase Agreement, public announcements from Emergent BioSolutions, analyst reports, and the settlement amount of liabilities to be resolved after closing as based on discussions with management.

The sum-of-parts analysis indicated the following implied per share equity reference range for VaxGen as of October 9, 2009:

Implied per Share
Equity Reference Range for
VaxGen
$0.79 to $0.84

The implied exchange ratio reference range for the sum-of-parts analysis is .4078 to .7214 which compares to the proposed exchange ratio range of .4594 to .7141.

Selected Companies Analysis

Selected Companies Analysis for OXiGENE:  Houlihan Lokey analyzed the enterprise value, existence of partnerships, and relative stage of development pipeline products of the following selected public companies, selected because their clinical pipelines included oncology programs at a similar stage of development as that of OXiGENE, to estimate an enterprise value range for OXiGENE:

•	Geron Corporation

•	Peregrine Pharmaceuticals

•	CytRx Corporation

•	Anadys Pharmaceuticals, Inc.

•	ZIOPHARM Oncology Inc.

•	Protox Therapeutics Inc.

•	Hana Biosciences, Inc.

•	Callisto Pharmaceuticals, Inc.

•	Threshold Pharmaceuticals, Inc.

•	Cyclacel Pharmaceuticals Inc.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including enterprise value, equity value and adjusted earnings. Enterprise value is calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date. Equity value is calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, as of a specified date. Earnings were adjusted for certain non-recurring items.

The Selected Companies Analysis indicated the following implied per share equity reference range for OXiGENE as of October 9, 2009:

Implied per Share
Equity Reference Range for
OXiGENE
$1.04 to $1.84

Houlihan Lokey concluded that there are no publicly traded companies that are comparable to VaxGen, so Houlihan Lokey compared the reference range observed from the Selected Company Analysis for OXiGENE to the Sum-of-Parts reference range for VaxGen.

The implied exchange ratio reference range for the Selected Company Analysis for OXiGENE is .4937 to 1.0472 which compares to the proposed exchange ratio range of .4594 to .7141.

Selected Transactions Analysis

Selected Transactions Analysis for OXiGENE:  Houlihan Lokey analyzed the purchase prices and relative stage of product development of selected target companies, selected because their clinical pipelines include one or more development stage oncology programs, to estimate an enterprise value range for OXiGENE based on the following selected change of control transactions, all of which occurred between January 10, 2005 and October 14, 2009:

Acquiror	Target

LEO Pharma A/S	Peplin Inc.
Celldex Therapeutics, Inc.	CuraGen Corp.
Johnson & Johnson	Cougar Biotechnology, Inc.
Takeda American Holdings, Inc.	IDM Pharma, Inc.
Clinical Data, Inc.	Avalon Pharmaceuticals, Inc.
Eli Lilly	SGX Pharmaceuticals, Inc.
Shire Limited	Jerini AG
Antisoma plc	Xanthus Pharmaceuticals, Inc.
Pfizer, Inc.	Coley Pharmaceutical Group, Inc.
Bristol-Myers Squibb Co.	Adnexus Therapeutics, Inc.
CSL Ltd.	Zenyth Therapeutics Limited
Biogen-Idec Inc.	Conforma Therapeutics Corp.
EpiCept Corporation	Maxim Pharmaceuticals, Inc.
Celtic Pharma Management	Xenova Group plc
Antisoma plc	Aptamera, Inc.

The Selected Transactions Analysis indicated the following implied per share equity reference range for OXiGENE as of October 9, 2009:

Implied per Share
Equity Reference Range for
OXiGENE
$0.80 to $1.60

Houlihan Lokey concluded that there are no transactions involving companies that are comparable to VaxGen, so Houlihan Lokey compared the reference range observed from the Selected Transaction Analysis for OXiGENE to the Sum-of-Parts reference range for VaxGen.

The implied exchange ratio reference range for the Selected Transaction Analysis for OXiGENE is .4293 to .8055 which compares to the proposed exchange ratio range of .4594 to .7141.

Exchange Ratio Analysis — Historical Trading Basis

Houlihan Lokey calculated the average historical exchange ratios of VaxGen common stock to OXiGENE common stock based on the volume weighted average closing prices of VaxGen common stock and OXiGENE common stock during the 10-trading day, 20-trading day, 30-trading day, 90-trading day, one-year, two-year, and five-year periods ended October 9, 2009, and on the closing prices of VaxGen common stock and OXiGENE common stock on October 9, 2009.

The analysis indicated the following relative contributions of OXiGENE and VaxGen, as compared to the pro forma outstanding ownership percentage for the stockholders of each company, based on the exchange ratio:

	VaxGen Volume	OXiGENE Volume
Time	Weighted	Weighted	Implied
Period	Average Price	Average Price	Exchange Ratio

10-day	$0.70	$1.38	0.5072x
20-day	$0.72	$1.54	0.4696x
30-day	$0.72	$1.51	0.4749x
90-day	$0.63	$1.74	0.3617x
1-year	$0.57	$1.71	0.3311x
2-year	$0.55	$1.80	0.3055x
5-year	$6.73	$3.54	1.9000x

The implied exchange ratio reference range set forth in the table above of .3055 to 1.9000 compares to the proposed exchange ratio range of .4594 to .7141.

Note:  VaxGen and OXiGENE Volume Weighted Average Price shown rounded to 2 decimal places, but the implied exchange ratio is calculated using prices with all decimal places.

Other Matters

Houlihan Lokey was engaged by OXiGENE to provide an opinion to OXiGENE’s board of directors regarding the fairness from a financial point of view of the exchange ratio in the merger. OXiGENE engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. OXiGENE has not engaged Houlihan Lokey to provide any services to OXiGENE during the past two years other than the current engagement. Pursuant to the engagement letter, OXiGENE has agreed to pay Houlihan Lokey a customary fee for its services. Such amount became payable upon the delivery of Houlihan Lokey’s opinion and was not contingent upon the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the merger. OXiGENE has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, Houlihan Lokey and certain of its affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, OXiGENE, VaxGen or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger. As of the date of its opinion, Houlihan Lokey did not hold any such interests.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to OXiGENE and VaxGen and other participants in the merger and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. The issuance of the opinion was approved by a committee of Houlihan Lokey authorized to approve opinions of this nature.

Opinion of Aquilo Partners

VaxGen retained Aquilo Partners, L.P. to render an opinion to the VaxGen board of directors as to the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of VaxGen common stock. On October 14, 2009, Aquilo Partners rendered its oral opinion to the VaxGen board of directors and subsequently confirmed in writing that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio in the merger was fair, from a financial point of view, to the holders of VaxGen common stock. A copy of Aquilo Partners’ written opinion is attached as Annex C.

Aquilo Partners’ written opinion sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Aquilo Partners. The description of Aquilo Partners’ opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Aquilo Partners’ written opinion attached as Annex C. You are encouraged to read Aquilo Partners’ opinion in its entirety.

Aquilo Partners’ opinion was intended for the use and benefit of the VaxGen board of directors in connection with its evaluation of the merger and only addressed the fairness, from a financial point of view, of the exchange ratio to the holders of VaxGen common stock as of the date of Aquilo Partners’ opinion, and does not address any other aspect of the merger. VaxGen did not request Aquilo Partners to consider, and Aquilo Partners’ opinion did not address, the relative merits of the merger as compared to any other transaction or business strategy in which VaxGen might engage or the merits of the underlying decision by VaxGen to engage in the merger. Aquilo Partners’ opinion was not intended to and does not constitute a recommendation to any holder of VaxGen common stock as to how such holder should vote or act with respect to the merger or any matter relating thereto. Aquilo Partners’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Aquilo Partners as of, the date of Aquilo Partners’ opinion. Aquilo Partners expressed no opinion as to the fairness of the merger to, or any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of VaxGen. Furthermore, Aquilo Partners expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to consideration to be received by the holders of the VaxGen common stock in the merger or with respect to the fairness of any such compensation. Aquilo Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Aquilo Partners’ opinion.

In arriving at its opinion, Aquilo Partners:

•	Reviewed the financial terms and conditions of a draft of the merger agreement, dated October 12, 2009, which VaxGen provided to Aquilo Partners;

•	Analyzed certain historical business and financial information relating to VaxGen and OXiGENE;

•	Reviewed various financial forecasts and other data provided to Aquilo Partners by OXiGENE relating to the business of OXiGENE;

•	Reviewed the liquidation analysis prepared by VaxGen management and VaxGen’s estimate of net cash at the closing assuming a closing by the end of January 2010;

•	Held discussions with members of the senior management of VaxGen with respect to the business, prospects and the liquidation analysis of VaxGen, and with members of the senior management of OXiGENE with respect to the business, prospects and financial forecasts of OXiGENE and the effects of the merger on OXiGENE;

•	Reviewed public information with respect to certain other companies in lines of business Aquilo Partners believes to be generally relevant in evaluating the business of OXiGENE;

•	Reviewed historical stock prices and trading volumes of VaxGen common stock and OXiGENE common stock; and

•	Conducted such other financial studies, analyses and investigations as Aquilo Partners deemed appropriate.

In connection with rendering its opinion, Aquilo Partners relied upon and assumed the accuracy and completeness of all information that was publicly available or furnished to or discussed with Aquilo Partners by VaxGen and OXiGENE or otherwise reviewed by Aquilo Partners, Aquilo Partners did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the liquidation analysis prepared by VaxGen’s management, VaxGen’s management advised Aquilo Partners, and Aquilo Partners assumed, that such analysis was reasonably prepared on bases reflecting the best currently available estimates and judgments of VaxGen’s management as to the potential liquidation value of VaxGen. With respect to the financial forecasts for OXiGENE that Aquilo Partners reviewed, the management of OXiGENE advised Aquilo Partners, and Aquilo Partners assumed, that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of OXiGENE’s management as to business, prospects and expected future results of operations and financial condition of OXiGENE. Aquilo Partners expressed no view as to such financial forecasts or the assumptions on which they were based. Aquilo Partners also assumed that the merger and the other transactions contemplated by the merger agreement have the tax consequences described in discussions with, and materials furnished to Aquilo Partners by, representatives of VaxGen, and will be consummated as described in the merger agreement, and that the definitive merger agreement did not differ in any material respects from the draft thereof furnished to Aquilo Partners. Aquilo Partners also assumed that the representations and warranties made by VaxGen and OXiGENE in the merger agreement were true and correct in all respects material to Aquilo Partners’ analysis, and that an aggregate of 15,340,007 shares of OXiGENE common stock would be issued in the merger based upon VaxGen’s management’s estimate of net cash at closing assuming a closing by the end of January 2010.

Aquilo Partners did not conduct any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of VaxGen or OXiGENE or concerning the solvency or fair value of VaxGen or OXiGENE, and Aquilo Partners was not furnished with any such valuation or appraisal, other than, in the case of VaxGen, the liquidation analysis, as described in more detail below. VaxGen advised Aquilo Partners that there was no current or prospective going concern alternative for VaxGen’s business and did not provide Aquilo Partners with any financial forecasts with respect to VaxGen, other than with respect to its estimate of net cash at the closing of the merger assuming a closing by the end of January 2010; accordingly Aquilo Partners did not perform any discounted cash flow or similar financial analysis of VaxGen. As a result of the financial and operating characteristics of VaxGen as of the date of Aquilo Partners’ opinion, VaxGen’s financial results were not comparable, for valuation purposes, to those of other companies and transactions. Accordingly, Aquilo Partners did not perform a comparable company or comparable transactions analysis with respect to VaxGen. However, the financial and operating characteristics of OXiGENE as of the date of Aquilo Partners’ opinion were comparable, for valuation purposes, to those of other companies. Accordingly, Aquilo Partners did perform a comparable company analysis with respect to OXiGENE. However, no company used in Aquilo Partners’ comparable company analysis of OXiGENE is identical to OXiGENE, and an evaluation of the results of the comparable company analysis is not entirely mathematical. Rather, the analysis involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Aquilo Partners’ analyses and reviews. The estimates contained in Aquilo Partners’ analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Aquilo Partners’ analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Aquilo Partners’ analyses and reviews are inherently subject to substantial uncertainty.

Aquilo Partners’ opinion is necessarily based upon information made available to Aquilo Partners as of October 12, 2009 and financial, economic, market and other conditions as they existed and can be evaluated on that date. Aquilo Partners also assumed, with VaxGen’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on VaxGen, OXiGENE or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof.

In connection with the preparation of Aquilo Partners’ opinion, Aquilo Partners did not solicit, nor was it authorized by VaxGen or the VaxGen board of directors to solicit, third party indications of interest for the acquisition of VaxGen.

Aquilo Partners’ opinion did not express any opinion as to the prices at which shares of VaxGen common stock or OXiGENE common stock may trade at any time subsequent to the announcement or consummation of the merger.

The following is a summary of the material financial analyses and reviews that Aquilo Partners deemed appropriate in connection with rendering its opinion. Certain financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Aquilo Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. The summary of Aquilo Partners’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Aquilo Partners’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Aquilo Partners’ opinion.

Financial Analyses

Implied Merger Exchange Ratio

As discussed under the heading “The Merger — Merger Consideration, Adjustments and Escrow,” based upon the shares of common stock of OXiGENE and VaxGen outstanding as of October 12, 2009 and assuming net cash at closing equals the target net cash, the stockholders of VaxGen would receive 0.4719 of a share of OXiGENE common stock for each share of VaxGen common stock. VaxGen currently estimates that its net cash at closing will be below the target amount of net cash, based on assumptions as to the timing of the closing and based on estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. The actual exchange ratio will be determined immediately prior to the closing of the merger.

Comparative Ratios

As part of its financial analyses and reviews, Aquilo Partners compared an implied merger exchange ratio of 0.4634, based on an assumed closing date of January 31, 2010, to four different comparative ratios, as more fully described below. This implied merger exchange ratio differs from the exchange ratio that is described elsewhere in this joint proxy statement/prospectus because, for purposes of its analysis, Aquilo Partners assumed that VaxGen’s net cash at closing would be $32,575,730 based on management’s assumptions as to the closing date, as opposed to $33,175,730, which assumption resulted in a lower exchange ratio than the one described under the heading “The Merger — Merger Consideration, Adjustments and Escrow.”

•	Comparative Ratio 1 — Natural trading exchange ratio of VaxGen to OXiGENE for various periods over the last 12 months;

•	Comparative Ratio 2 — The liquidation value per share of VaxGen common stock to the per share price of OXiGENE common stock for various periods over the last 12 months;

•	Comparative Ratio 3 — The liquidation value per share of VaxGen common stock to the implied per share equity value of companies comparable to OXiGENE; and

•	Comparative Ratio 4 — The liquidation value per share of VaxGen common stock to the implied per share equity value of OXiGENE based on a net present value of discounted cash flows.

Comparative Ratio 1

The natural trading exchange ratio was calculated by dividing the closing price of VaxGen common stock by the closing price of OXiGENE common stock for each trading day during one, three, six and 12 month periods, each ending on October 12, 2009. The highest and lowest natural ratios were used for each period to establish a range.

Comparative Ratio 2

Comparative Ratio 2 was calculated by dividing the liquidation value per share of VaxGen common stock by the per share price of OXiGENE.

VaxGen Liquidation Analysis

VaxGen’s management performed a liquidation analysis of VaxGen’s assets to calculate the potential range of net cash available for distribution to VaxGen shareholders upon an orderly liquidation of VaxGen. Based on internal estimates as to the potential market value of VaxGen’s assets, the amount of VaxGen’s current liabilities and the potential amount of expenses associated with a liquidation, the implied per share distribution amount for VaxGen common stock was determined by VaxGen’s management to be as low as $0.29 and as high as $0.61.

OXiGENE Share Price

Aquilo Partners reviewed the closing price of OXiGENE common stock for each trading day during one, three, six and 12 month periods, each ending on October 12, 2009. The highest and lowest closing prices during each period were used to establish a range.

The range for Comparative Ratio 2 was calculated for each time period as follows: the lowest point in the range was calculated by dividing the low end of the VaxGen liquidation analysis range of $0.29 per share by the highest closing price of OXiGENE common stock over the specified period; the highest point in the range was calculated by dividing the high end of the VaxGen liquidation analysis range of $0.61 per share by the lowest closing price of OXiGENE common stock over the specified period.

Comparative Ratio 3

Comparative Ratio 3 was calculated by dividing the liquidation value per share of VaxGen common stock by the implied per share equity value of companies comparable to OXiGENE.

VaxGen Liquidation Analysis

Please see description under the heading “ — VaxGen Liquidation Analysis” on page 76.

Selected Comparable Companies Analysis

Aquilo Partners reviewed and compared publicly available financial information relating to OXiGENE with selected companies in the biotechnology industry that Aquilo Partners, based on its experience in the biotechnology industry, deemed comparable to OXiGENE. The comparable companies have late-stage oncology products in development and are:

Antisoma plc
GenVec, Inc.
ImmunoGen, Inc.
MolMed S.p.A.
Oncothyreon Inc.
Poniard Pharmaceuticals Inc.
Spectrum Pharmaceuticals, Inc.
Vical, Inc.

The closing enterprise value on October 12, 2009 for each comparable company was calculated as the market capitalization, defined as the closing share price on October 12, 2009 multiplied by the shares outstanding, minus cash and equivalents plus any outstanding debt. Enterprise values of the comparable companies on October 12, 2009 ranged between $81 million and $371 million. Mean and median enterprise values were calculated for the set of comparable companies. Implied equity values per share for OXiGENE common stock were calculated by combining the enterprise value from the comparable company set to OXiGENE’s cash and equivalents, then subtracting OXiGENE’s outstanding debt ($0) and then dividing this result by the number of OXiGENE shares outstanding. The mean and median per share equity value of OXiGENE common stock were calculated as $3.46 and $3.18, respectively.

The range for Comparative Ratio 3 was calculated as follows: the lowest point in the range was calculated by dividing the low end of the VaxGen liquidation analysis range of $0.29 per share by the mean implied equity value per share of OXiGENE common stock based on comparable company analysis of $3.46; and the highest point in the range was calculated by dividing the high end of the VaxGen liquidation analysis range of $0.61 per share by the median implied equity value per share of OXiGENE common stock based on comparable company analysis of $3.18.

Comparative Ratio 4

Comparative Ratio 4 was calculated by dividing the liquidation value per share of VaxGen common stock by the per share implied equity value of OXiGENE common stock based on a net present value of discounted cash flows.

VaxGen Liquidation Analysis

Please see description under the heading “— VaxGen Liquidation Analysis” on page 76.

Discounted Cash Flow Analysis

Using the financial forecasts with respect to OXiGENE that were provided by OXiGENE’s management, Aquilo Partners performed an analysis of the net present value of OXiGENE’s probability weighted, after tax projected operating free cash flows for the years 2010 to 2020. Various scenarios were presented by OXiGENE’s management. ZYBRESTAT revenues were estimated by OXiGENE for both the partner and non-partner scenarios through 2020. These revenues were discounted by the probability of clinical or regulatory failure in each of ZYBRESTAT’s three oncology indications (probability of failure ranged from 43% to 60%). A Discounted Cash Flow, or DCF, analysis was performed on these discounted, weighted revenues by applying additional discount rates in the range of 10-15%. Aquilo used the discount ranges of 43-60% and 10-15% based on discussions with OXiGENE management and its experience in performing DCF analyses to take into account the risk associated with the clinical and regulatory development. Aquilo Partners used a range of terminal multiples of 0 to 5 in its analysis. Based on this analysis, Aquilo Partners arrived at an implied equity value per share for OXiGENE common stock of $2.36 to $9.46.

The range for Comparative Ratio 4 was calculated as follows: the lowest point in the range was calculated by dividing the low end of the VaxGen liquidation analysis range of $0.29 per share by the implied equity value per share of OXiGENE common stock based on discounted cash flow analysis of $9.46; and the highest point in the range was calculated by dividing the high end of the VaxGen liquidation analysis range of $0.61 per share by the implied equity value per share of OXiGENE common stock based on discounted cash flow analysis of $2.36.

The results of these implied exchange ratio analyses were compared with an implied merger exchange ratio of 0.4634:

	Implied Exchange Ratio	Average Implied
Methodology	Reference Range	Exchange Ratio

Comparative Ratio 1:	12 months — 0.1975 - 0.7596	0.4722
Natural Trading Exchange Ratio	6 months — 0.1975 - 0.5935	0.3808
	3 months — 0.2374 - 0.5407	0.4090
	1 month — 0.3865 - 0.5407	0.4757

Comparative Ratio 2:	12 months — 0.1218 - 1.1731	0.4325
VaxGen Per Share Liquidation	6 months — 0.1218 - 0.8133	0.3264
Value/OXiGENE Per Share	3 months — 0.1465 - 0.4586	0.3302
Equity Value	1 month — 0.1779 - 0.4586	0.3407

Comparative Ratio 3: VaxGen Per Share Liquidation Value/Per Share Equity Value of Selected Comparable Companies to OXiGENE	0.0838 — 0.1918	N/A

Comparative Ratio 4:	0.0307 — 0.2585	N/A
VaxGen Per Share Liquidation Value/Per Share Equity Value of OXiGENE Based on Discounted Cash Flow

Other Matters

Aquilo Partners was engaged by VaxGen to provide an opinion to VaxGen’s board of directors regarding the fairness from a financial point of view of the exchange ratio in the merger. VaxGen engaged Aquilo Partners based on Aquilo Partners’ experience and reputation. VaxGen has not engaged Aquilo Partners to provide any services to VaxGen during the past two years other than the current engagement. Aquilo Partners and certain of its affiliates may provide financial advisory and other financial services to OXiGENE and VaxGen and other participants in the merger and certain of their respective affiliates in the future, for which Aquilo Partners and such affiliates may receive compensation. The issuance of the opinion was approved by a committee of Aquilo Partners authorized to approve opinions of this nature.

Pursuant to the engagement letter, as compensation for Aquilo Partners’ services in connection with the proposed merger (including the delivery of its opinion), VaxGen paid Aquilo Partners a customary fee for its services. Such amount became payable upon the delivery of Aquilo Partners’ opinion and was not contingent upon the conclusion reached therein. No portion of Aquilo Partners’ fee is contingent upon the successful completion of the merger. VaxGen has also agreed to reimburse Aquilo Partners for certain expenses and to indemnify Aquilo Partners, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to Aquilo Partners’ engagement.

Interests of OXiGENE’s Directors and Officers in the Merger

In considering the recommendation of the OXiGENE board of directors to OXiGENE stockholders to vote in favor of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of OXiGENE common stock in the merger, and the other matters to be acted upon by OXiGENE stockholders at the OXiGENE special meeting, OXiGENE stockholders should be aware that members of the OXiGENE board of directors and OXiGENE’s officers have interests in the merger that may be different from, in addition to, or may conflict with the interests of OXiGENE stockholders. At the effective time of the merger and as a result of the merger, the board of directors of the combined company will be comprised of the six individuals that are current members of the OXiGENE board of directors and two additional individuals that are current members of the VaxGen board of directors, Lori F. Rafield, Ph.D. and Franklin M. Berger. Mr. Shiebler, OXiGENE’s Chairman of the Board, will continue as Chairman of the Board of the combined company. In addition, at the effective time of the merger and as a result of the merger, the executive officers of the combined company will be the current executive officers of OXiGENE: Peter J. Langecker, as Chief Executive Officer, James B. Murphy as Vice President and Chief Financial Officer and David Chaplin as Chief Scientific Officer and Head of Research and Development. None of OXiGENE’s directors or officers have any other interests in the merger that may be different from, or in addition to, the interests of OXiGENE stockholders. The OXiGENE board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement, including the merger and the issuance of shares of OXiGENE common stock in the merger, and to recommend that OXiGENE stockholders approve the merger agreement, including the merger and the issuance of shares of OXiGENE common stock in the merger, and related matters.

Interests of VaxGen’s Directors and Officers in the Merger

In considering the recommendation of the Vaxgen board of directors with respect to a proposal to adopt the Agreement and Plan of Merger dated as of October 14, 2009 by and among OXiGENE, VaxGen, OXiGENE Merger Sub and James P. Panek as the VaxGen stockholder representative, VaxGen stockholders should be aware that certain members of the board of directors and executive officers of VaxGen have interests in the merger that are different from, or in addition to, their interests as VaxGen stockholders or the interests of other VaxGen stockholders. These interests present potential conflicts of interest. The VaxGen board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the merger and in making its decision in approving the merger, the merger agreement and the related transactions.

Ownership Interest in the Combined Company

As of September 30, 2009, all directors and executive officers of VaxGen, together with their affiliates, beneficially owned less than one percent of the shares of VaxGen common stock, except for Mr. Panek, who beneficially owns approximately 1.4% of such shares. See “Principal Stockholders of VaxGen” below. Approval of the merger by the VaxGen stockholders requires the affirmative vote of the holders of a majority of the votes cast, in person or by proxy, at the VaxGen special meeting. In connection with the execution of the merger agreement, OXiGENE and VaxGen have entered into voting agreements with certain executive officers, directors and stockholders of VaxGen, holding less than one percent of the outstanding VaxGen common stock, pursuant to which such parties have agreed to vote in favor of the merger. See the section entitled “Voting Agreements” beginning on page 97 for more information regarding voting agreements.

The following table shows the beneficial ownership, on an as- converted basis, by VaxGen’s directors and executive officers of common stock and warrants of OXiGENE, assuming that the merger had been consummated on October 31, 2009, at an exchange ratio of 0.4719 and based on their beneficial ownership interests as of October 31, 2009.

	OXiGENE			Percent of
Name	Shares	Warrants	Total	Total

James P. Panek, President, Principal Executive and Financial Officer and Director	9,050	—	9,050	*
Paul DeStefano, Director	47,190	8,494	55,684	*

*	Less than one percent.

In connection with the merger, all unexercised options to purchase VaxGen stock will terminate upon consummation of the merger. For purposes of the above table, it has been assumed that no outstanding VaxGen stock options are exercised prior to consummation of the merger, and that all such stock options expire without being exercised.

Potential Payments in Connection with the Merger

Pursuant to his employment agreement, if Mr. Panek is terminated without “cause” by VaxGen or resigns for “good reason” (as each is defined in Mr. Panek’s Amended and Restated Employment Agreement), he will be entitled to, among other benefits required by applicable law, (i) a lump sum payment of $193,050 and (ii) immediate vesting of all of his then-held unvested shares of VaxGen stock options or other equity awards. As a condition of and prior to receipt of these severance benefits, Mr. Panek must execute a general release of claims against VaxGen within sixty days of his termination date. All of Mr. Panek’s unexercised stock options have exercise prices substantially in excess of the current market price of VaxGen stock.

Continued Board Service

Two directors of VaxGen, Lori Rafield and Franklin Berger, are expected to become directors of the combined company and receive equity and cash compensation consistent with OXiGENE’s standard compensation practices for directors. Ms. Rafield’s current consulting agreement with VaxGen terminates upon the merger if not earlier terminated.

Limitations of Liability and Indemnification

In addition to the indemnification required in VaxGen’s amended and restated bylaws, VaxGen entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of the directors and officers of VaxGen for all reasonable expenses incurred in connection with any action or proceeding brought against them in connection with their service to VaxGen and the merger or merger agreement. VaxGen believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. OXiGENE will continue to indemnify VaxGen directors for actions occurring prior to the merger until the sixth anniversary of the closing of the merger.

Form of the Merger

Under the merger agreement, a subsidiary of OXiGENE will merge with and into VaxGen, with VaxGen continuing as a wholly-owned subsidiary of OXiGENE.

Merger Consideration, Adjustments and Escrow

Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger, each share of VaxGen common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the number of shares of OXiGENE common stock in accordance with the exchange criteria set forth in the merger agreement. Based on the current number of shares outstanding of both VaxGen and OXiGENE on October 14, 2009 at the closing of the merger, the holders of VaxGen common stock will be entitled to receive an aggregate of 15,622,549 shares of OXiGENE common stock, which we refer to as the initial closing shares, subject to adjustment in accordance with the merger agreement. In addition, OXiGENE will place up to 8,457,548 shares of its common stock in escrow, which we refer to as the escrowed shares or the contingent shares, with American Stock Transfer and Trust Company, LLC, for a period of up to 2 years following the closing of the merger.

The initial closing shares may be (i) increased or decreased based on the amount of VaxGen’s net cash at the closing of the merger, as determined in accordance with the provisions of the merger agreement, (ii) increased based on the amount by which VaxGen is able, prior to the closing, to settle, defease or offset its liability with respect to its leased office space in South San Francisco and (iii) increased based on the extent to which VaxGen is entitled, prior to the closing of the merger, to certain payments pursuant to its arrangement with Emergent BioSolutions, Inc., or Emergent. The exact number of initial closing shares to be issued to the holders of VaxGen common stock will be determined in accordance with the merger agreement and will depend on (i) the amount of the difference between the target net cash amount as of the date of the merger closing and VaxGen’s actual net cash balance, (ii) the extent to which VaxGen has been able to defease or offset any of its lease liability prior to the closing, and (iii) the extent that VaxGen has become entitled to any payments in connection with its arrangement with Emergent. The exchange ratio may also be affected by the number of shares of issued and outstanding common stock of VaxGen and OXiGENE at the time of the closing of the merger.

The net cash target in the merger agreement has been established at $33,175,730. In the event that net cash at closing is less than or greater than the net cash target, the initial closing shares shall be adjusted to an amount calculated by multiplying the initial closing shares by a fraction, the numerator of which is the net cash at closing as determined in accordance with the merger agreement and the denominator of which is the target net cash. VaxGen currently expects that its net cash at closing will be less than target net cash, depending on the actual closing date and based on estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company.

VaxGen’s net cash balance will generally be equal to the sum of the VaxGen’s cash and cash equivalents, short-term and long-term investments, accounts receivable (as evidenced by reasonable and customary documentation, consistent with past practices, and net of any allowances for doubtful accounts), certain prepaid expenses, restricted cash (including the amount available to be drawn upon under a letter of credit issued to VaxGen), and any credit or refund under VaxGen’s existing directors’ and officers’ liability insurance policy (in each case as determined in a manner substantially consistent with the manner in which such items were determined for VaxGen’s then most recent consolidated balance sheets filed with the SEC), minus the sum of VaxGen’s accounts payable and accrued expenses, the cash cost of VaxGen’s contractual obligations and material liabilities (excluding the liability associated with VaxGen’s lease), the cash cost of any change of control payments, severance payments or payments under Section 280G of the Code that become due to any employee of VaxGen as a result of the merger, the cash cost of any and all unpaid taxes, and any other unpaid fees and expenses incurred by VaxGen in connection with the merger.

VaxGen will deliver its calculation of the net cash at closing at least five business days prior to the closing date. OXiGENE will then have the right to dispute VaxGen’s calculation of net cash at closing, and if OXiGENE does in fact dispute VaxGen’s determination of net cash at closing, representatives of VaxGen and OXiGENE will meet and attempt in good faith to resolve the dispute. In the event VaxGen and OXiGENE are unable to resolve the dispute by February 15, 2010, and are more than $100,000 apart in their respective estimations of net cash at closing, they will submit the dispute to a final and binding arbitration proceeding.

The initial closing shares may also be adjusted based upon the amount, if any, by which VaxGen is able to defease or offset, prior to the closing of the merger, its liability associated with its office lease in South San Francisco. In the event VaxGen is able to defease or offset, prior to the closing of the merger, some or all of the lease liability, the initial closing shares may be adjusted by increasing the number of initial closing shares by up to 1,972,548 shares. OXiGENE and VaxGen have also determined that 685,000 shares of OXiGENE common stock will be set aside in connection with a contingent tax liability, which may or may not become due, associated with VaxGen’s former joint venture interest in Celltrion, Inc., which shall be treated as a subset of the 2,657,548 shares of OXiGENE common stock associated with the lease liability. The total number of shares of OXiGENE common stock by which the initial closing shares can be adjusted based upon the defeasance of the lease liability prior to the closing of the merger is equal to 1,972,548, which is the difference between the number of shares of OXiGENE common stock that the parties have determined the lease liability is worth and the number of share of OXiGENE common stock that the parties have determined that the potential liability with respect to the joint venture is worth.

In the event VaxGen is able to defease, settle or offset, prior to the closing, any or all of the lease liability, the initial closing shares will be adjusted as follows: if VaxGen is able to defease or offset the lease liability so that the amount of all costs due from or paid by VaxGen in connection with the lease facilities, net of all amounts due to or to be paid to VaxGen or the landlord is (a) less than or equal to $6,600,000, the initial closing shares shall be adjusted by adding 1,972,548 shares of OXiGENE common stock to the initial closing shares; (b) greater than $6,600,000 but less than or equal to $10,480,000, the initial closing shares shall be adjusted by adding a portion of the 1,972,548 shares of OXiGENE common stock to the initial closing shares as calculated in accordance with the merger agreement, and (c) greater than $10,480,000, the initial closing shares will not be adjusted for this purpose.

The initial closing shares are also subject to adjustment in the event VaxGen is entitled, prior to the closing of the merger, to certain payments pursuant to its arrangement with Emergent. If, prior to the closing of the merger, VaxGen becomes entitled to the $3,000,000 milestone payment contemplated by its arrangement with Emergent, such amount will be added to net cash at closing and the initial closing shares will be adjusted accordingly based upon such increase in the net cash at closing. Further, for each $100,000,000 of award value associated with the procurement contract(s) which give rise to the payment of the $3,000,000 milestone payment, the initial closing shares shall be further increased by 785,000 shares, up to a maximum of 3,925,000 shares. Because of the uncertainty associated with the award of government procurement contracts, VaxGen cannot estimate whether or when it would receive these milestone payments.

In the event VaxGen is unable to (i) defease or offset the lease liability prior to the closing of the merger and (ii) VaxGen has not realized the $3,000,000 Emergent milestone payment, all of the 2,657,548 shares of OXiGENE common stock associated with the lease liability as well as an additional 5,800,000 shares of OXiGENE common stock associated with the Emergent agreement will be placed in escrow and will be released based upon the defeasance or offset of the lease liability, if any, the outcome of the potential joint venture liability, if any, and the realization of the $3,000,000 Emergent milestone and any associated procurement contract, if any, during the 2 year period following the closing of the merger in accordance with the same criteria as the adjustment to initial closing shares prior to the closing of the merger.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval and adoption of the merger agreement by the stockholders of VaxGen and the approval and adoption of the merger agreement and the approval of the issuance of shares of OXiGENE common stock pursuant to the merger by the stockholders of OXiGENE. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by OXiGENE and VaxGen and specified in the certificate of merger. However, neither OXiGENE nor VaxGen can predict the exact timing of the consummation of the merger.

Treatment of VaxGen Options and Warrants

Prior to the effective time of the merger, VaxGen will take commercially reasonable actions to provide the holders of all options to purchase shares of VaxGen common stock with written notice that all options that are vested and exercisable as of the date of such notice may be exercised by the holder of the option within a specified time from the date of the notice, which shall be prior to the effective time of the merger, and that at the end of such notice period all options to purchase VaxGen common stock will be cancelled and terminated. Prior to the effective time of the merger VaxGen will take commercially reasonable actions to terminate all of the VaxGen stock plans, or plans to purchase any shares of common stock of VaxGen.

Prior to the effective time of the merger, VaxGen shall take commercially reasonable actions under the terms of each unexercised warrant to purchase shares of VaxGen common stock, to terminate such warrant to the extent such action is permitted in accordance with its terms. At the effective time of the merger, each outstanding and unexercised warrant to purchase shares of VaxGen common stock that was not terminated in accordance with its terms, will be assumed by OXiGENE. Each such outstanding warrant to purchase shares of VaxGen common stock so assumed by OXiGENE under the merger agreement will continue to have, and be subject to, the same terms and conditions set forth in such warrant to purchase shares of VaxGen common stock immediately prior to the effective time of the merger, except that such warrants to purchase shares of VaxGen common stock shall be exercisable for shares of OXiGENE common stock, with the numbers of shares purchasable and exercise price adjusted as set forth in such assumed warrants.

Regulatory Approvals

Neither OXiGENE nor VaxGen is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, OXiGENE must comply with applicable federal and state securities laws and NASDAQ rules and regulations in connection with the issuance of shares of OXiGENE common stock in the merger, including the filing with the SEC of the registration statement of which this joint proxy statement/prospectus is a part. As of the date of this joint proxy statement/prospectus, OXiGENE will file an initial listing application with the NASDAQ Global Market to effect the initial listing of OXiGENE common stock issuable in connection with the merger or upon exercise of VaxGen’s outstanding warrants that are assumed by OXiGENE and remain outstanding following the consummation of the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general summary of material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of VaxGen common stock who exchange their VaxGen common stock for OXiGENE common stock pursuant to the merger. This summary assumes that U.S. holders hold their shares of VaxGen common stock as capital assets within the meaning of Section 1221 of the Code (generally, as property held as an investment). This summary is based on provisions of the Code, Treasury regulations promulgated thereunder and administrative rulings and court decisions, as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This summary is for general information purposes only and does not describe the tax consequences under state, local or foreign laws, nor does it address any U.S. federal laws other than U.S. federal income tax laws. In addition, this summary does not discuss all U.S. federal income tax considerations that may be relevant to a particular U.S. holder in light of its, his or her personal circumstances or to stockholders subject to special treatment under U.S. federal income tax laws, including brokers or dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting, expatriates or former long-term residents of the United States, persons for whom the VaxGen common stock constitutes qualified small business stock for purposes of Section 1202 of the Code, persons subject to the alternative minimum tax provisions of the Code, tax-exempt organizations, persons that are not U.S. holders, tax-exempt organizations, partnerships or other pass-through entities (and persons holding VaxGen common stock through a partnership or other pass-through entity), financial institutions, mutual funds, insurance companies, holders who acquired VaxGen common stock in connection with stock option or stock purchase plans or in other compensatory transactions, or persons holding VaxGen common stock as part of a straddle, hedge, constructive sale, conversion or other risk-reduction transaction.

Holders of VaxGen common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger under U.S. federal, state, local, foreign and other tax laws in light of their particular circumstances.

As used in this summary, the term “U.S. holder” means a beneficial owner of VaxGen common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions, or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Tax Consequences of the Merger Generally

While the matter is not free from doubt, OXiGENE and VaxGen intend to treat the merger as a taxable transaction for U.S. federal income tax purposes. The parties believe that the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code because VaxGen has ended all product development activities, and has sold or otherwise terminated its drug development programs. Accordingly, although not free from doubt, the parties believe that the merger likely does not satisfy the “continuity of business enterprise” requirement for such reorganizations. Assuming the merger is treated as a taxable exchange, in general, a U.S. holder of VaxGen common stock will recognize gain or loss in an amount equal to the difference between (a) the sum of the fair market value of the OXiGENE common stock and any cash in lieu of fractional shares received in exchange for such VaxGen common stock and (b) the U.S. holder’s tax basis in the VaxGen common stock surrendered. Gain or loss will be calculated separately for each block of shares exchanged in the merger (i.e., shares acquired at the same cost in a single transaction). The gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, on the date of the merger, the shares of VaxGen common stock were held for more than one year. In the case of certain non-corporate U.S. holders, long-term capital gain is currently eligible for reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitation.

Because escrowed shares of OXiGENE common stock may be received after the close of the taxable year in which the merger is completed, VaxGen stockholders should consult their own tax advisors concerning the applicability of the installment method of reporting (and, if applicable, whether to elect out of the installment method). The installment method generally does not apply to a sale of stock that is traded on an established securities market. Because shares of VaxGen common stock are quoted on the OTC Bulletin Board, it is unclear whether the installment method is available to report gain of a U.S. holder of VaxGen common stock. The installment method does not apply to stockholders who recognize a loss.

If the installment method is unavailable, or for VaxGen stockholders electing out of the installment method, the gain or loss recognized as of the effective time of the merger will be computed as the difference between the stockholder’s basis in the VaxGen common stock surrendered and the fair market value of the OXiGENE common stock received by the stockholder in connection with the closing of the merger, plus an estimate of the discounted present value of the escrowed shares. VaxGen stockholders should consult their own tax advisors concerning the valuation of the escrowed shares for this purpose. The parties intend to treat the escrowed shares as owned by OXiGENE for tax purposes during the escrow period. Accordingly, VaxGen stockholders may recognize imputed interest income when the escrowed shares are released and may also recognize a capital gain or loss if the value of the escrowed shares ultimately received by a VaxGen stockholder exceeds, or is less than, the value ascribed to such shares as of the effective time of the merger (plus any imputed interest recognized). VaxGen stockholders should consult their own tax advisors concerning the tax reporting for any such gain, loss or imputed interest income.

If the installment method is available to report gain recognized in the merger, then for U.S. holders of VaxGen common stock who do not elect out of the installment method, a portion of the gain (if any) recognized by such stockholder would be deferred and a portion of the value of the escrowed shares ultimately received would be treated as imputed interest income, which is subject to ordinary income tax rates. Stockholders should consult their own tax advisors concerning these and other tax consequences of reporting on the installment method.

Although OXiGENE and VaxGen intend to treat the merger as a taxable transaction, no ruling has been or will be sought from the IRS as to the U.S. federal income tax treatment of the merger. If, instead of being treated as a taxable exchange, the merger were treated as a reorganization within the meaning of Section 368(a) of the Code, certain of the tax consequences described above would not apply, but instead a U.S. holder of VaxGen common stock generally would not recognize gain or loss on the exchange of VaxGen common stock for OXiGENE stock, and would be required to recognize gain or loss with respect to cash received in lieu of a fractional share of OXiGENE common stock in an amount equal to the difference between the cash received and the tax basis allocable to such fractional share. In addition, VaxGen stockholders may still recognize imputed interest income and capital gain or loss with respect to escrowed shares ultimately received from OXiGENE.

Holders of VaxGen common stock are urged to consult their own tax advisors as to the tax treatment of the merger under U.S. federal income tax laws.

Backup Withholding Tax

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. holders with respect to payments made on, or proceeds from the sale, exchange or other disposition of, OXiGENE common stock, unless the U.S. holder provides a correct taxpayer identification number and certain other information, or otherwise establishes a basis for exemption from backup withholding, and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or be refunded if such U.S. holder furnishes the required information to the IRS on a timely basis.

Anticipated Accounting Treatment

The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of VaxGen, whereby the individual assets and liabilities of VaxGen will be recorded by OXiGENE as of the completion of the merger based on their estimated fair values. As VaxGen has ceased operations, the acquisition is not considered to be a business combination, and the allocation of the purchase price will not result in recognition of goodwill.

Appraisal Rights

If the merger is completed, OXiGENE stockholders are not entitled to appraisal rights under Section 262 of the Delaware General Corporation Law. VaxGen stockholders who properly exercise dissenters’ rights prior to the VaxGen special stockholder meeting may be entitled to appraisal rights under the Delaware General Corporation Law.

Notification of Appraisal Rights

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, such as the VaxGen special meeting, not less than 20 days prior to the meeting VaxGen must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This joint proxy statement/prospectus shall constitute such notice to the holders of VaxGen common stock.

THE FOLLOWING SUMMARY OF THE PROVISIONS OF SECTION 262 IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262, A COPY OF WHICH IS ATTACHED HERETO AS ANNEX D AND IS INCORPORATED HEREIN BY REFERENCE.

If the merger is approved by the required vote of VaxGen’s stockholders, each record holder of VaxGen stock who (1) files written notice with VaxGen of his, her or its intention to exercise his, her or its rights to appraisal of his, her or its shares prior to the VaxGen special stockholder meeting and (2) does not vote in favor of adoption of the merger agreement and who follows the procedures set forth in Section 262 will be entitled to have his, her or its VaxGen stock purchased by the surviving corporation for cash at the fair market value of the shares of VaxGen stock. The fair market value of shares of VaxGen stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger. The shares of VaxGen stock with respect to which record holders have perfected their appraisal demand in accordance with Section 262 and have not effectively withdrawn or lost such appraisal rights are referred to in this joint proxy statement/prospectus as the “dissenting shares.”

Within ten days after the effective date of the merger, VaxGen must mail a notice to all stockholders who have complied with 1 and 2 above notifying such stockholders of the effective date. Within 120 days after the effective date of the merger such holders of stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, provided such holders may within 60 days of the effective date withdraw their demand for appraisal. Within 120 days of the effective time, the holders of dissenting shares may also, upon written request, receive from the surviving corporation a statement setting forth the aggregate number of shares with respect to which demands for appraisals have been received. There is no present intent on the part of VaxGen or OXiGENE (as its successor) to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that VaxGen will file such a petition or that VaxGen will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of VaxGen common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Although the parties believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and VaxGen stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, VaxGen does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of VaxGen common stock is less than the merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors.

If any holder of VaxGen stock who demands the appraisal and purchase of his, her or its shares under Section 262 fails to perfect, or effectively withdraws or loses his, her or its right to such purchase, the shares of such holder will be converted into a right to receive a number of shares of OXiGENE common stock in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares if

•	the merger is abandoned;

•	the shares are transferred prior to their submission for the required endorsement;

•	the dissenting stockholder fails to make a timely written demand for appraisal;

•	the dissenting shares are voted in favor of adoption of the merger agreement;

•	neither OXiGENE nor the stockholder files a complaint or intervenes in a pending action within 120 days after mailing of the approval notice; or

•	the stockholder delivers to OXiGENE a written withdrawal of such stockholder’s demand for appraisal of his, her or its shares.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS (IN WHICH EVENT A STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION RECEIVABLE WITH RESPECT TO SUCH DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT). IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, VAXGEN STOCKHOLDERS WHO ARE CONSIDERING OBJECTING TO THE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

Litigation Related to the Merger

Beginning on October 23, 2009, several putative stockholder class action lawsuits were filed against VaxGen, members of the VaxGen board of directors, OXiGENE and OXiGENE Merger Sub, Inc. in the Superior Court of California, County of San Mateo. The actions, first served on VaxGen on November 4, 2009, styled Jensen v. Panek et al., William Ming v. VaxGen, Inc. et al. and Lisa Hawes v. VaxGen, Inc. et al., allege, among other things, that the members of the VaxGen board of directors violated their fiduciary duties by failing to maximize value for VaxGen’s stockholders when negotiating and entering into the merger agreement. The complaints also allege that OXiGENE and VaxGen aided and abetted those purported breaches. Plaintiffs seek, among other things, to enjoin the acquisition of VaxGen by OXiGENE or, in the alternative, to rescind the acquisition should it occur before the lawsuits are resolved. It is possible that similar lawsuits may yet be filed and served. VaxGen and OXiGENE believe that such actions, if any, will be consolidated with the actions described above.

VaxGen and OXiGENE intend to vigorously defend these actions. Even meritless lawsuits, however, may carry with them the potential to delay consummation of the merger.

THE MERGER AGREEMENT

OXiGENE and VaxGen entered into the merger agreement on October 14, 2009. The full text of this agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. OXiGENE and VaxGen urge you to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger and related matters.

The representations and warranties described below and included in the merger agreement were made by OXiGENE and VaxGen to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by OXiGENE and VaxGen in connection with negotiating the terms of the merger agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from those generally applicable under the securities laws or from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between OXiGENE and VaxGen rather than establishing matters as facts. The merger agreement is described in this joint proxy statement/prospectus and included as Annex A only to provide you with information regarding the material terms and conditions of the merger agreement, and not to provide any other factual information regarding OXiGENE, VaxGen or their respective businesses. Investors and stockholders of OXiGENE and VaxGen are not third-party beneficiaries under the merger agreement. In addition, the assertions embodied in the representations and warranties of OXiGENE and VaxGen are qualified by information contained in the confidential disclosure schedules that OXiGENE and VaxGen delivered in connection with signing the merger agreement as well as by information contained in specific reports filed with the SEC if they constitute exceptions to representations and warranties. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about OXiGENE or VaxGen, and you should read the information provided elsewhere in this joint proxy statement/prospectus for information regarding OXiGENE, VaxGen and their respective businesses. See “Where You Can Find More Information.”

General

Under the merger agreement, a subsidiary of OXiGENE will merge with and into VaxGen, with VaxGen continuing as a wholly-owned subsidiary of OXiGENE. Pursuant to the merger agreement, VaxGen stockholders will have the right to receive shares of OXiGENE common stock based on the exchange ratio determined in accordance with the merger agreement. OXiGENE stockholders will continue to own their existing shares of OXiGENE common stock after the merger. Each share of OXiGENE common stock will represent one share of common stock in the combined company. OXiGENE stockholders should not send in their stock certificates in connection with the merger.

The closing of the merger will take place as promptly as practicable after the day on which the last of the conditions to the merger set forth in the merger agreement has been satisfied or waived (if permissible), unless OXiGENE and VaxGen agree to a different date. However, because the merger is subject to a number of conditions, neither OXiGENE nor VaxGen can predict exactly when the closing will occur or if it will occur at all. See “The Merger Agreement — Conditions to Completion of the Merger” for a more complete description of the conditions that must be satisfied or waived before closing.

Merger Consideration, Adjustments and Escrow

Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger, each share of VaxGen common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the number of shares of OXiGENE common stock in accordance with the exchange criteria set forth in the merger agreement. Based on the number of shares outstanding of both VaxGen and OXiGENE on October 14, 2009 at the closing of the merger, the holders of VaxGen common stock will be entitled to receive an aggregate of 15,622,549 shares of OXiGENE common stock, which we refer to as the initial closing shares, subject to adjustment in accordance with the merger agreement. In addition, OXiGENE will place up to 8,457,548 shares of its common stock in escrow, which we refer to as the escrowed shares or the contingent shares, with American Stock Transfer and Trust Company, LLC, for a period of up to 2 years following the closing of the merger.

The initial closing shares may be (i) increased or decreased based on the amount of VaxGen’s net cash at the closing of the merger, as determined in accordance with the provisions of the merger agreement, (ii) increased based on the amount by which VaxGen is able, prior to the closing, to settle, defease or offset its liability with respect to its leased office space in South San Francisco and (iii) increased based on the extent to which VaxGen is entitled, prior to the closing of the merger, to certain payments pursuant to its arrangement with Emergent BioSolutions, Inc., or Emergent. The exact number of initial closing shares to be issued to the holders of VaxGen common stock will be determined in accordance with the merger agreement and will depend on (i) the amount of the difference between the target net cash amount as of the date of the merger closing and VaxGen’s actual net cash balance, (ii) the extent to which VaxGen has been able to defease or offset any of its lease liability prior to the closing, and (iii) the extent that VaxGen has become entitled to any payments in connection with its arrangement with Emergent. The exchange ratio may also be affected by the number of shares of issued and outstanding common stock of VaxGen and OXiGENE at the time of the closing of the merger.

The net cash target in the merger agreement has been established at $33,175,730. In the event that net cash at closing is less than or greater than the net cash target, the initial closing shares shall be adjusted to an amount calculated by multiplying the initial closing shares by a fraction, the numerator of which is the net cash at closing as determined in accordance with the merger agreement and the denominator of which is the target net cash. VaxGen currently expects that its net cash at closing will be less than target net cash, depending on the actual closing date and based on estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company.

VaxGen’s net cash balance will generally be equal to the sum of the VaxGen’s cash and cash equivalents, short-term and long-term investments, accounts receivable (as evidenced by reasonable and customary documentation, consistent with past practices, and net of any allowances for doubtful accounts), certain prepaid expenses, restricted cash (including the amount available to be drawn upon under a letter of credit issued to VaxGen), and any credit or refund under VaxGen’s existing directors’ and officers’ liability insurance policy (in each case as determined in a manner substantially consistent with the manner in which such items were determined for VaxGen’s then most recent consolidated balance sheets filed with the SEC), minus the sum of VaxGen’s accounts payable and accrued expenses, the cash cost of VaxGen’s contractual obligations and material liabilities (excluding the liability associated with VaxGen’s lease), the cash cost of any change of control payments, severance payments or payments under Section 280G of the Code that become due to any employee of VaxGen as a result of the merger, the cash cost of any and all unpaid taxes, and any other unpaid fees and expenses incurred by VaxGen in connection with the merger.

VaxGen will deliver its calculation of the net cash at closing at least five business days prior to the closing date. OXiGENE will then have the right to dispute VaxGen’s calculation of net cash at closing, and if OXiGENE does in fact dispute VaxGen’s determination of net cash at closing, representatives of VaxGen and OXiGENE will meet and attempt in good faith to resolve the dispute. In the event VaxGen and OXiGENE are unable to resolve the dispute by February 15, 2010, and are more than $100,000 apart in their respective estimations of net cash at closing, they will submit the dispute to a final and binding arbitration proceeding.

The initial closing shares may also be adjusted based upon the amount, if any, by which VaxGen is able to defease or offset, prior to the closing of the merger, its liability associated with its office lease in South San Francisco. In the event VaxGen is able to defease or offset, prior to the closing of the merger, some or all of the lease liability, the initial closing shares may be adjusted by increasing the number of initial closing shares by up to 1,972,548 shares. OXiGENE and VaxGen have also determined that 685,000 shares of OXiGENE common stock will be set aside in connection with a contingent tax liability, which may or may not become due, associated with VaxGen’s former joint venture interest in Celltrion, Inc., which shall be treated as a subset of the 2,657,548 shares of OXiGENE common stock associated with the lease liability. The total number of shares of OXiGENE common stock by which the initial closing shares can be adjusted based upon the defeasance of the lease liability prior to the closing of the merger is equal to 1,972,548, which is the difference between the number of shares of OXiGENE common stock that the parties have determined the lease liability is worth and the number of share of OXiGENE common stock that the parties have determined that the potential liability with respect to the joint venture is worth.

In the event VaxGen is able to defease, settle or offset, prior to the closing, any or all of the lease liability, the initial closing shares will be adjusted as follows: if VaxGen is able to defease or offset the lease liability so that the amount of all costs due from or paid by VaxGen in connection with the lease facilities, net of all amounts due to or to be paid to VaxGen or the landlord is (a) less than or equal to $6,600,000, the initial closing shares shall be adjusted by adding 1,972,548 shares of OXiGENE common stock to the initial closing shares; (b) greater than $6,600,000 but less than or equal to $10,480,000, the initial closing shares shall be adjusted by adding a portion of the 1,972,548 shares of OXiGENE common stock to the initial closing shares as calculated in accordance with the merger agreement, and (c) greater than $10,480,000, the initial closing shares will not be adjusted for this purpose.

The initial closing shares are also subject to adjustment in the event VaxGen is entitled, prior to the closing of the merger, to certain payments pursuant to its arrangement with Emergent. If, prior to the closing of the merger, VaxGen becomes entitled to the $3,000,000 milestone payment contemplated by its arrangement with Emergent, such amount will be added to net cash at closing and the initial closing shares will be adjusted accordingly based upon such increase in the net cash at closing. Further, for each $100,000,000 of award value associated with the procurement contract(s) which give rise to the payment of the $3,000,000 milestone payment, the initial closing shares shall be further increased by 785,000 shares, up to a maximum of 3,925,000 shares.

In the event VaxGen is unable to (i) defease or offset the lease liability prior to the closing of the merger and (ii) VaxGen has not realized the $3,000,000 Emergent milestone, all of the 2,657,548 shares of OXiGENE common stock associated with the lease liability as well as an additional 5,800,000 shares of OXiGENE common stock associated with the Emergent agreement will be placed in escrow and will be released based upon the defeasance or offset of the lease liability, if any, the outcome of the potential joint venture liability, if any, and the realization of the $3,000,000 Emergent milestone and any associated procurement contract, if any, during the 2 year period following the closing of the merger in accordance with the same criteria as the adjustment to initial closing shares prior to the closing of the merger.

VaxGen Stock Options

Prior to the effective time of the merger, VaxGen will take commercially reasonable actions to provide the holders of all options to purchase shares of VaxGen common stock with written notice that all options that are vested and exercisable as of the date of such notice may be exercised by the holder of the option within a specified time from the date of the notice, which shall be prior to the effective time of the merger, and that at the end of such notice period all options to purchase VaxGen common stock will be cancelled and terminated. Prior to the effective time of the merger VaxGen will take commercially reasonable actions to terminate all of the VaxGen stock plans, or plans to purchase any shares of common stock of VaxGen.

VaxGen Warrants

Prior to the effective time of the merger, VaxGen shall take commercially reasonable actions under the terms of each unexercised warrant to purchase shares of VaxGen common stock, to terminate such warrant to the extent such action is permitted in accordance with its terms. At the effective time of the merger, each outstanding and unexercised warrant to purchase shares of VaxGen common stock that was not terminated in accordance with its terms, will be assumed by OXiGENE. Each such outstanding warrant to purchase shares of VaxGen common stock so assumed by OXiGENE under the merger agreement will continue to have, and be subject to, the same terms and conditions set forth in such warrant to purchase shares of VaxGen common stock immediately prior to the effective time of the merger, except that such warrants to purchase shares of VaxGen common stock shall be exercisable for shares of OXiGENE common stock, with the numbers of shares purchasable and exercise price adjusted as set forth in such assumed warrants.

Conditions to Completion of the Merger

The obligations of each of OXiGENE and VaxGen to consummate the merger are subject to the satisfaction or waiver (if permissible) at or before the effective time of the merger of the following conditions:

•	the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•	the adoption and approval of the merger agreement and merger by the requisite vote of VaxGen stockholders;

•	the approval of the issuance of OXiGENE common stock pursuant to the merger agreement by the requisite vote of OXiGENE stockholders;

•	the absence of any legal prohibition to completing the merger; and

•	the approval for listing on NASDAQ of the shares of OXiGENE common stock issuable in the merger.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver (if permissible) by that party of the following additional conditions:

•	all other representations and warranties of the other party in the merger agreement being true and correct as of the date of the merger agreement and as of the effective time of the merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, disregarding any materiality qualifications, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•	the other party to the merger agreement having performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it at or before the effective time of the merger;

•	the other party having delivered a certificate signed by a duly authorized officer certifying to the satisfaction of such party of the above conditions in the merger agreement;

•	the other party having delivered evidence that all required governmental approvals and third party consents have been obtained;

•	there are no suits, actions or proceedings that are pending or threatened that would prevent the consummation of the transactions contemplated by the merger agreement, cause any of the transaction contemplated the merger agreement to be rescinded or adverse affect the right of OXiGENE to own shares of capital stock of VaxGen; and

•	no material adverse effect on the other party shall have occurred and be continuing since the date of the merger agreement.

In addition, the obligation of OXiGENE to complete the merger is further subject to the satisfaction or waiver at or before the effective time of the merger of the condition that VaxGen deliver and OXiGENE approve environmental reports with respect to VaxGen’s leased facilities in South San Francisco, CA.

No Solicitation

Prior to the consummation of the merger or the termination of the merger agreement in accordance with its terms, VaxGen agreed that, except as described below, VaxGen and any of its subsidiaries will not, and will cause any of the officers, directors, employees and advisors retained by it or any of its subsidiaries not to:

•	solicit, initiate or encourage, or otherwise facilitate, directly or indirectly, any inquiries relating to, or the submission of, any competing proposal;

•	directly or indirectly solicit, initiate, encourage or participate in or otherwise facilitate any discussions or negotiations regarding any competing proposal; or

•	furnish to any third party any information or data for the purpose of encouraging or facilitating, or, provide access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly, directly or indirectly, solicit, initiate, intentionally encourage, participate in or otherwise facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any competing proposal.

A “competing proposal means, any proposal or offer (other than the merger agreement), whether in writing or otherwise, from any person to acquire (1) beneficial ownership of 20 percent or more of any class of equity securities of VaxGen or (2) beneficial ownership of 20 percent or more of the assets (based on the fair market value thereof) of VaxGen or a material portion of VaxGen’s intellectual property, in each case pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transaction; provided, however, that this shall not prohibit VaxGen from considering or determining to effect a liquidation, whether proposed by a third party or pursuant to VaxGen’s board of directors’ exercise of their fiduciary duties.

Prior to VaxGen stockholder approval of adoption of the merger agreement, VaxGen is permitted to engage in discussions or negotiations with, and provide information to, any person in response to an unsolicited bona fide acquisition proposal that is a “superior proposal” of the type described below or could reasonably be expected to lead to a superior proposal if:

•	its board of directors determines, after receiving the advice of its advisors, that such competing proposal is a superior proposal or could reasonably be expected to lead to a superior proposal;

•	at least thirty-six hours prior to engaging or participating in such discussions or negotiations with, or furnishing any non-public information, VaxGen gives OXiGENE written notice of its intent to furnish information or enter into discussion or negotiations with the person or group of persons responsible for the competing proposal;

•	the person or group of persons making the competing proposal enter into a confidentiality agreement with terms no less restrictive to such person as the terms of the confidentiality agreement between VaxGen and OXiGENE; and

•	within thirty-six hours of receipt of a competing proposal, VaxGen advises OXiGENE in writing of such receipt or any inquiry to request to enter into discussions with respect to a competing proposal, provides a summary of the material terms and conditions of such competing proposal, copies of any competeing proposal and other written materials provided in connection with such competing proposal.

In connection with a superior proposal, VaxGen may make a change in its board recommendation of the merger or terminate the merger agreement to enter into such superior proposal concurrent with or immediately following such termination, if:

•	its board of directors determines, after receiving the advice of its advisors, that failing to take such action would be inconsistent with its fiduciary duties to VaxGen stockholders; and

•	prior to changing its board recommendation or terminating the merger agreement, VaxGen gives OXiGENE (i) at least two business days notice of its intention to change its board recommendation or terminate the merger agreement and the material terms and conditions of such superior proposal, and (ii) the opportunity to negotiate with VaxGen during such notice period in good faith to revise the terms and conditions of the merger agreement.

A “superior proposal is a bona fide, unsolicited written proposal or offer made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, sale of shares of stock, sale of assets, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50 percent of the capital stock of VaxGen then outstanding or more than 50 percent of the total assets of VaxGen (i) on terms VaxGen’s board of directors determines in good faith (after consulting VaxGen’s outside legal counsel and financial advisor) taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer and the third party making the offer, are more favorable from a financial point of view to the holders of VaxGen common stock than the merger and the other transactions contemplated by the merger agreement, after consultation with, and based upon the advice of, its outside legal counsel, that (i) such action is necessary for the VaxGen board of directors to comply with its fiduciary duties to the holders of VaxGen common stock, and (ii) such competing proposal is reasonably capable of being consummated. However, this shall not prohibit VaxGen from considering or determining to effect a liquidation, whether proposed by a third party or pursuant to VaxGen’s Board of Directors’ exercise of their fiduciary duties.

The merger agreement also provides that VaxGen will keep OXiGENE reasonably informed of the status of any negotiations with respect to a competing proposal and will provide OXiGENE any non-public information provided to any other person in connection with a competing proposal.

Meetings of Stockholders; Change in Board Recommendation

OXiGENE is obligated under the merger agreement to call and hold the OXiGENE special meeting for purposes of considering the adoption of the merger agreement and the issuance of OXiGENE common stock pursuant to the merger. The OXiGENE board of directors has recommended the approval of the issuance of OXiGENE common stock pursuant to the merger by the OXiGENE stockholders and has agreed that it will not change or publicly propose to change, in any manner adverse to VaxGen, the approval or recommendation by the OXiGENE board of directors of the merger agreement, the merger or the issuance of OXiGENE common stock pursuant to the merger, or take any action inconsistent with its recommendation.

Unless the merger agreement is otherwise terminated in accordance with its terms, even if the OXiGENE board of directors has made an adverse recommendation change regarding the merger and the issuance of the OXiGENE common stock pursuant to the merger, the OXiGENE proposals to adopt the merger agreement and approve the share issuance must be submitted to the OXiGENE stockholders at a meeting of the OXiGENE stockholders called for such purpose.

VaxGen is obligated under the merger agreement to call and hold the VaxGen special meeting for purposes of considering the adoption of the merger agreement. The VaxGen board of directors has recommended the approval the adoption of the merger agreement by the VaxGen stockholders and has agreed that it will not change or publicly propose to change, in any manner adverse to OXiGENE, the approval or recommendation by the VaxGen board of directors of the merger agreement or merger, or take any action inconsistent with its recommendation. However, the VaxGen board of directors may make a change in its recommendation prior to the VaxGen stockholder approval of the merger and the merger agreement, if:

•	the VaxGen board of directors determines, after receiving the advice of its outside legal counsel, that failing to change its board recommendation would be inconsistent with its fiduciary duties to VaxGen stockholders; and

•	prior to changing its board recommendation, VaxGen shall give OXiGENE (i) at least two business days notice of its intention to change its board recommendation, and (ii) the opportunity to negotiate with VaxGen during such notice period in good faith to revise the terms and conditions of the merger agreement.

The VaxGen board of directors also may make a change in its recommendation prior to VaxGen stockholder approval of the merger and merger agreement in connection with a superior proposal as described above under the heading “The Merger Agreement — No Solicitation.”

Unless the merger agreement is otherwise terminated in accordance with its terms, even if (i) the VaxGen board of directors has made an adverse recommendation change; or (ii) a competing proposal has been commenced, disclosed, announced or submitted to the VaxGen board of directors, the VaxGen proposal to adopt the merger agreement must be submitted to the VaxGen stockholders at a meeting of the VaxGen stockholders called for such purpose.

Covenants; Conduct of Business Pending the Merger

VaxGen agreed to certain restrictions on it and its subsidiaries until the later of either the effective time of the merger or the date the merger agreement is terminated. In general, VaxGen must conduct its business in all material respects to keep substantially intact the business, properties, and assets of VaxGen and its subsidiaries and to use reasonable best efforts to keep available the executive officers of VaxGen and its subsidiaries. VaxGen also agreed that, subject to certain limited exceptions described in the merger agreement, without the consent of OXiGENE, it would not, during the period prior to the closing of the merger:

•	amend its certificate of incorporation or bylaws;

•	issue, deliver or sell equity securities, options or other securities convertible into or exercisable for equity securities, except to a limited extent to employees or directors;

•	sell or pledge any assets other than immaterial assets;

•	declare dividends or split, combine or reclassify its shares of capital stock;

•	repurchase, redeem or otherwise acquire any shares of its capital stock or other securities;

•	acquire an interest in any corporation or business organization;

•	incur any indebtedness or issue and debt securities, or assume or guarantee any loans;

•	increase the compensation or any officers or employees;

•	grant any additional severance or termination pay;

•	establish or adopt any bonus of profit sharing plan;

•	exercise its discretion, including the acceleration of vesting of VaxGen options not contemplated in the merger agreement;

•	change its accounting policies and procedures;

•	create or incur any liens on its material properties or assets;

•	make or change any material tax election, settle or compromise any material tax liability or engage in certain other activities with respect to taxes;

•	pay or discharge any material claim or obligation, other than settlements in the ordinary course of business involving the payment of no more than $50,000;

•	enter into, amend, renew, or consent to the termination of any material contract or employee benefit plan;

•	fail to maintain in full force and effect all insurance policies;

•	enter into any agreement with respect to its intellectual property;

•	take any action intended or reasonably expected to result in any of the conditions to closing of the merger agreement not being satisfied; or

•	announce any intention or enter into an agreement to do any of the foregoing.

OXiGENE also has agreed to certain restrictions until the later of either the effective time of the merger or the date the merger agreement is terminated. In general, OXiGENE has agreed to use reasonable best efforts to keep substantially intact its business, properties, assets, and business relationships and to take no action which would materially adversely affect the ability of the parties to consummate the merger agreement. OXiGENE also agreed that, subject to certain limited exceptions described in the merger agreement, without the consent of VaxGen, it would not, during the period prior to the closing of the merger:

•	amend its certificate of incorporation in a manner affecting the OXiGENE common stock;

•	amend the merger sub’s certificate of incorporation or bylaws;

•	declare dividends or split, combine or reclassify its shares of capital stock;

•	repurchase, redeem or otherwise acquire any shares of its capital stock or other securities;

•	acquire any other entity or portion thereof, assets, licenses or rights unless such acquisition would not require the vote of the holders of OXiGENE common stock or would require additional information to be added to the OXiGENE financial statement included with this joint proxy statement/prospectus;

•	sell, transfer, license, grant or dispose of any material OXiGENE intellectual property, other than in the ordinary course of business;

•	issue or sell any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of OXiGENE capital stock, except for (1) a financing transaction or a series of related financing transactions resulting in net proceeds to OXiGENE of at least $30,000,000 in which the price per share or the exercise or conversion price per share in any such issuance is greater than $1.46, or (2) the issuance of shares of OXiGENE common stock pursuant to OXiGENE’s stock plans or warrants;

•	hire or appoint a permanent Chief Executive Officer; or

•	announce any intention or enter into an agreement to do any of the foregoing.

Other Agreements

Each of OXiGENE and VaxGen has agreed:

•	to use its commercially reasonable efforts to cause the registration statement of which this joint proxy statement/prospectus is a part to become effective as promptly as practicable;

•	to coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings or submissions made in connection with the merger;

•	to use its commercially reasonable efforts to take all actions necessary, proper or advisable to complete the merger and to obtain all consents, approvals and authorizations necessary to complete the merger; and

•	to use commercially reasonable efforts to consult with each other about any public statement either will make concerning the merger, subject to certain exceptions.

OXiGENE and VaxGen also agreed that:

•	In the event of a stockholder litigation relating to the merger agreement or the transactions contemplated thereby, brought against VaxGen or the VaxGen board of directors, or OXiGENE or the OXiGENE board of directors, VaxGen or OXiGENE, respectively, shall have the right to control the defense of such litigation and will keep the other party informed of the progress of such litigation and shall provide updates as to status upon reasonable request. VaxGen will give OXiGENE the opportunity to participate in, but not control, the defense of any shareholder litigation as it pertains to VaxGen or the VaxGen board of directors.

•	OXiGENE will promptly prepare and submit to NASDAQ a listing application covering the shares of OXiGENE common stock that VaxGen stockholders will be entitled to received pursuant to the merger, and to use its reasonable best efforts to obtain approval for the listing of such shares prior to the effective time of the merger.

•	The combined company will continue to indemnify each of the directors and officers of VaxGen to the fullest extent permitted under the Delaware General Corporation Law and, for a period of six years after the merger, will maintain directors’ and officers’ liability insurance for VaxGen’s directors and officers.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained as set forth below:

•	by mutual written consent of OXiGENE and VaxGen;

•	by OXiGENE or VaxGen, if the merger has not been completed by March 31, 2010, except that a party whose intentional failure to fulfill any obligation of the merger agreement or intentional breach of the merger agreement cannot seek termination for this reason;

•	by OXiGENE or VaxGen, if a governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that restrains, enjoins or otherwise prohibits the merger;

•	by OXiGENE or VaxGen, if VaxGen stockholders fail to adopt the merger agreement at the VaxGen stockholder meeting or if OXiGENE stockholders fail to adopt the merger agreement or approve the issuance of shares of OXiGENE common stock pursuant to the merger at the OXiGENE stockholder meeting (so long as VaxGen has not breached its obligations to not solicit offers for business combination transactions set forth elsewhere in the merger agreement);

•	by OXiGENE for an OXiGENE triggering event, as follows: if (A) the VaxGen board of directors shall have withdrawn its recommendation of the merger, (B) the VaxGen board of directors fails to reaffirm its recommendation of the merger after a request from OXIGENE to do so, (C) the VaxGen board of directors shall have (i) recommended that the VaxGen stockholders approve another proposal for a business combination, (ii) determined to accept another proposal for a superior proposal or (iii) determined to liquidate, (D) VaxGen breaches its obligation not to solicit offers for other business combinations, or (E) a third party shall have commenced a tender offer for the outstanding VaxGen common stock and VaxGen shall not have recommended that its stockholders reject such third-party offer;

•	by VaxGen in order to enter into an agreement with respect to a superior proposal or in order to liquidate (so long as VaxGen has not breached its obligations to not solicit offers for business combination transactions set forth elsewhere in the merger agreement);

•	by OXiGENE in order to effect a financing transaction with net proceeds in excess of $30,000,000; or

•	by VaxGen for or a VaxGen triggering event, as follows: if (A) the OXiGENE board of directors shall have withdrawn its recommendation of the merger, (B) the OXIGENE board of directors fails to reaffirm its recommendation of the merger after a request from VaxGen to do so, or (C) OXiGENE breaches its obligation to hold its special stockholder meeting.

Termination Fees and Expenses

VaxGen shall pay OXiGENE a termination fee of $1,425,000 and shall reimburse OXiGENE’s transaction expenses up to $325,000 in the event that (A) OXiGENE terminates the merger agreement for an OXiGENE triggering event as described above, (B) VaxGen terminates the merger agreement in order to enter into an acquisition agreement for a superior proposal or to liquidate, or (C) VaxGen settles the lease liability and decides to effect a transaction that would have constituted a competing transaction within 180 days following the VaxGen special stockholder meeting. The termination fee that will apply if VaxGen decides to liquidate within 180 days after the VaxGen special stockholder meeting will be $712,500 plus expenses of up to $325,000.

OXiGENE shall pay VaxGen a termination fee of $1,425,000 and expenses of up to $325,000 in the event that (A) VaxGen terminates the merger agreement for a VaxGen triggering event or (B) OXiGENE terminates the merger agreement in order to effect a financing transaction with net proceeds in excess of $30,000,000.

Representations and Warranties

The merger agreement contains customary representations and warranties of VaxGen and OXiGENE related to, among other things:

•	due organization, good standing and qualification;

•	ownership of subsidiaries;

•	capitalization;

•	corporate authority to enter into the merger agreement and complete the merger;

•	compliance with applicable SEC requirements with respect to, and sufficiency of documents filed with the SEC;

•	conformity of the financial statements with applicable accounting principles and that the financial statements fairly present, in all material respects, the consolidated financial positions of OXiGENE and VaxGen;

•	status of agreements, contracts and commitments;

•	absence of undisclosed liabilities;

•	absence of material changes or events since the date of the most recently filed Form 10-Q filed with the SEC;

•	material permits to conduct business;

•	absence of material pending or threatened legal proceedings;

•	intellectual property;

•	regulatory compliance;

•	employee benefit plans;

•	approval and adoption of the merger agreement and related matters by each party’s board of directors;

•	required stockholder vote to approve the merger;

•	receipt of opinions from financial advisors;

•	interested party transactions;

•	full disclosure;

•	employee benefit plans;

•	labor and employment matters;

•	real property ownership and leases;

•	tax matters;

•	environmental matters;

•	material contracts;

•	insurance coverage; and

•	no finder’s fees.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of OXiGENE and VaxGen to complete the merger.

Amendments

The merger agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the closing; provided, however, that, after approval of the merger by the stockholders of VaxGen and OXiGENE, no amendment may be made which would reduce the amount or change the type of consideration into which each share of VaxGen common stock shall be converted upon consummation of the merger.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements

Concurrently and in connection with the execution of the merger agreement, VaxGen’s directors and officers, who held less than one percent of the outstanding shares of VaxGen common stock in the aggregate as of the record date, entered into a voting agreement with OXiGENE and VaxGen, pursuant to which he agreed to vote his shares of VaxGen common stock in favor of adoption of the merger agreement and the merger and the other transactions contemplated by the merger agreement and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transaction contemplated by the merger agreement.

In addition, certain of OXiGENE’s directors and officers and Symphony ViDA Holdings LLC, who collectively held approximately 45 percent of the outstanding shares of OXiGENE common stock as of the record date, entered into a voting agreement with VaxGen and OXiGENE, pursuant to which each stockholder agreed to vote its shares of OXiGENE capital stock in favor of adoption of the merger agreement and the merger and the other transactions contemplated by the merger agreement and approval of the issuance of shares of OXiGENE common stock in the merger, and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transaction contemplated by the Merger Agreement.

All of the voting agreements will terminate upon the earlier of the consummation of the merger or the termination of the merger agreement.

Lock-up Agreements

Directors and executive officers of OXiGENE and VaxGen have entered into lock-up agreements pursuant to which they agreed not to sell shares of OXiGENE common stock for 90 days following the closing of the merger.

OXiGENE’S BUSINESS

Introduction

OXiGENE is a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. OXiGENE’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival and also are associated with visual impairment in a number of ophthalmological diseases and conditions. To date, more than 400 subjects have been treated with ZYBRESTAT in human clinical trials, and the drug candidate has generally been observed to be well-tolerated. In light of the significant safety dataset collected for ZYBRESTAT to date, OXiGENE believes the potential for unexpected toxicity is relatively low. The mailing address of OXiGENE’s principal executive offices is 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 and the telephone number is (650) 635-7000.

ZYBRESTAT for Oncology

FACT trial — pivotal registration study with ZYBRESTAT in anaplastic thyroid cancer

ZYBRESTAT is currently being evaluated in a 180-patient, Phase II/III pivotal registration study, which OXiGENE refers to as the FACT trial, as a potential treatment for anaplastic thyroid cancer, or ATC,, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In the FACT trial, patients are randomized either to the treatment arm of the study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, or to the control arm of the study, in which they receive only carboplatin and paclitaxel. In 2007, OXiGENE completed a Special Protocol Assessment, or SPA, process with the U.S. Food and Drug Administration, or FDA, for this pivotal registration study.

The primary endpoint for the FACT trial is overall survival, and the study design incorporates a planned interim analysis, which OXiGENE currently anticipates will occur in the first half of 2010, upon occurrence of a pre-specified number of events (deaths). Depending upon the results observed at the planned interim analysis, which will be conducted by an independent Data Safety Monitoring Committee, the study may be continued as planned; stopped for overwhelming efficacy or for safety considerations; or increased or decreased in size, with respect to the number of patients to be enrolled in the study, in order to appropriately size the study and maintain or increase the probability of observing a statistically significant positive effect on overall survival.

The FDA has also granted Fast Track designation to ZYBRESTAT for the treatment of regionally advanced and/or metastatic ATC. ZYBRESTAT was awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. OXiGENE believes that the ongoing FACT trial in ATC, if successful, will provide a basis for us to seek marketing approval of ZYBRESTAT in ATC.

FALCON trial — randomized, controlled Phase II study with ZYBRESTAT in non-small cell lung cancer

OXiGENE is also currently evaluating ZYBRESTAT in a 60-patient, randomized, controlled Phase II clinical trial, which OXiGENE refers to as the FALCON trial, as a potential first-line treatment for non-small cell lung cancer, or NSCLC. In the FALCON trial, patients are randomized either to the treatment arm of study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, and the anti-angiogenic drug, bevacizumab, or to the control arm of the study, in which they receive a standard combination regimen of carboplatin, paclitaxel and bevacizumab. OXiGENE believes this study, if successful, will provide support for initiating a pivotal registration study with ZYBRESTAT in NSCLC; and more generally, provide clinical validation supporting further evaluation of ZYBRESTAT in combination with commonly used anti-angiogenic therapeutics that act via vascular endothelial growth factor, or VEGF, pathway inhibition.

On November 17, 2009, OXiGENE reported interim safety data from the FALCON study. The data from the planned interim safety analysis indicated that the combination of ZYBRESTAT with carboplatin and paclitaxel plus bevacizumab appeared to be well-tolerated, and that there were no significant overlapping toxicities with bevacizumab. Five of the six patient deaths during the evaluation period were due to disease progression and occurred in the control arm of the study. The data were presented in a poster by a principal investigator for the Phase 2 trial at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference. A further analysis of the efficacy and tolerability of this combination is expected to be presented at the 2010 annual meeting of the American Society of Clinical Oncology, or ASCO, scheduled for June 4-8, 2010 in Chicago, Illinois.

Phase II trial with ZYBRESTAT in platinum-resistant ovarian cancer

On June 1, 2009, results from a Simon two-stage design Phase II trial with ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, in recurrent, platinum-resistant ovarian cancer, sponsored by investigators at the Mount Vernon Cancer Research Centre, UK, were presented at ASCO. This study was conducted in patients whose tumor had achieved less than a partial response or whose treatment progressed within 6 months or less of their last treatment with a platinum-containing chemotherapy regimen. As a result, these patients were expected to have a very low rate of response to any subsequent treatment with a platinum-containing chemotherapy regimen. Because of the low expected response rate, this study did not include a treatment arm involving carboplatin and paclitaxel alone. Instead, a single arm design was chosen to explore the outcome of carboplatin and paclitaxel combined with ZYBRESTAT and to demonstrate the effect of adding a VDA to a treatment protocol with an expected low response rate. OXiGENE believed that any response rate above the low teens would be a meaningful indication of the activity of ZYBRESTAT. Of 44 patients enrolled in this study, 11 (25%) had confirmed partial responses as determined by the Gynecological Cancer InterGroup, or GCIG, response criteria, i.e., response by tumor imaging, or RECIST, and/or ovarian cancer biomarker, or CA-125, criteria. An additional four patients had unconfirmed partial responses by RECIST criteria, and stable disease responses were reported in an additional 16 patients. OXiGENE’s analysis of data from this study indicates that 21 of 44 (48%) patients enrolled in the study experienced clinical benefit, as determined by patients with confirmed and unconfirmed partial responses and patients who achieved and maintained stable disease responses throughout the study for six cycles of treatment. The combination regimen of ZYBRESTAT and carboplatin plus paclitaxel chemotherapy was observed to be well-tolerated with approximately half of the patients completing all six cycles of therapy. OXiGENE believes the results of this study support further development of ZYBRESTAT in ovarian cancer and is considering options for undertaking further randomized, controlled studies in ovarian cancer, including a study or studies which may potentially be undertaken in collaboration with an oncology cooperative study group.

OXiGENE believes that, if successful, the ongoing ZYBRESTAT study program will establish a compelling rationale for further development of ZYBRESTAT as a treatment for:

•	forms of recurrent, metastatic thyroid cancer in addition to ATC;

•	aggressive and difficult-to-treat malignancies;

•	use in combination with chemotherapy in a variety of solid tumors, particularly those in which carboplatin and/or paclitaxel chemotherapy are commonly used; and

•	use in combination with commonly used anti-angiogenic drugs, such as bevacizumab, that act via VEGF pathway inhibition, in various solid tumor indications.

OXiGENE believes these areas for potential further development collectively represent a large potential commercial market opportunity that includes cancers of the thyroid, ovary, kidney, liver, head and neck, breast, lung, skin, brain, colon and rectum.

In addition, based upon preclinical results first published by OXiGENE’s collaborators in the November 2007 online issue of the journal BLOOD, as well as preclinical data presented in April 2009 at the annual meeting of the American Association of Cancer Research (AACR), OXiGENE believes that ZYBRESTAT and its other VDA product candidates, particularly OXi4503, may also have utility in the treatment of hematological malignancies or “liquid tumors,” such as acute myeloid leukemia.

ZYBRESTAT for Ophthalmology

In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, OXiGENE is undertaking an ophthalmology research and development program with ZYBRESTAT, the objective of which is to develop a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. OXiGENE believes that a safe, effective and convenient topically-administered anti-vascular therapeutic would have advantages over currently approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes, in some cases on a chronic monthly basis.

In June 2009, OXiGENE initiated a randomized, double-masked, placebo-controlled Phase II proof-of-mechanism trial, which OXiGENE refers to as the FAVOR trial, with intravenously-administered ZYBRESTAT in patients with polypoidal choroidal vasculopathy (PCV), a form of choroidal neovascularization against which current therapies, including approved anti-angiogenic drugs, appear to provide limited benefit. In parallel with the FAVOR trial, OXiGENE is currently conducting preclinical toxicology and efficacy studies with ZYBRESTAT, administered via topical ophthalmological formulations. OXiGENE believes the architecture of the abnormal vasculature in the retina and choroid that contributes to PCV patients’ loss of vision may be particularly susceptible to treatment with a VDA such as ZYBRESTAT. OXiGENE believes that PCV represents an attractive target indication and development pathway for ZYBRESTAT because, unlike wet age-related macular degeneration, an indication for which several anti-angiogenic drugs are approved or prescribed off-label, it is more appropriate to conduct clinical studies with ZYBRESTAT in patients with PCV without combining or comparing ZYBRESTAT with anti-angiogenic drugs, thereby potentially reducing development time and expense. The objectives of the FAVOR trial and the ongoing preclinical program are to:

•	determine the therapeutic utility of ZYBRESTAT in PCV;

•	determine blood concentrations of drug required for activity in humans and thereby estimate, with the benefit of preclinical data, an appropriate dose of topically-administered ZYBRESTAT to be evaluated in subsequent human clinical studies; and

•	further evaluate the feasibility of and reduce the risk associated with developing a topical formulation of ZYBRESTAT for ophthalmological indications.

To date, OXiGENE has completed preclinical experiments demonstrating that ZYBRESTAT has activity in six different preclinical ophthalmology models, including a model in which ZYBRESTAT was combined with an approved anti-angiogenic drug. OXiGENE has also completed multiple preclinical studies suggesting that ZYBRESTAT, when applied topically to the surface of the eye at doses that appear to be well-tolerated, penetrates to the retina and choroid in quantities that OXiGENE believes should be more than sufficient for therapeutic activity. Finally, OXiGENE has completed and reported results at the 2007 annual meeting of the Association for Research in Vision and Ophthalmology, or ARVO, from a Phase II study in patients with myopic macular degeneration in which all patients in the study met the primary clinical endpoint of vision stabilization at three months after study entry.

Based on results of its preclinical and clinical trials, OXiGENE believes that a topically-applied formulation of ZYBRESTAT (e.g., an eye-drop or other topical formulation) is feasible and may have clinical utility in the treatment of patients with a variety of ophthalmological diseases and conditions, such as PCV, age-related macular degeneration, diabetic retinopathy and neovascular glaucoma, all of which are characterized by abnormal blood vessel growth and associated loss of vision. In addition to having potential utility for treating ocular diseases and conditions that affect tissues in the back of the eye, OXiGENE believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions characterized by abnormal neovascularization that affect tissues in the front of the eye, such as the cornea and iris.

Although several anti-angiogenic therapeutics have been approved and are marketed for ophthalmological indications in which patients are experiencing active disease, the requirement that these therapeutics be injected directly into the eye on a repeated basis is a significant limitation for some patients and may result in serious side-effects. OXiGENE believes that a topical formulation of ZYBRESTAT may:

•	decrease the requirement for or possibly even replace the use of medications injected into the eye;

•	have utility for treating patients with newly developed and/or less severe forms of neovascular ophthalmological diseases and conditions, which could potentially prevent these patients from developing active and/or severe forms of the disease that result in vision loss; and

•	have utility in patients with neovascular ophthalmological diseases and conditions that do not respond well to treatment with currently available therapeutics.

OXi4503, a unique, second generation VDA for oncology indications

OXiGENE is currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types. OXiGENE believes that OXi4503 is differentiated from other VDAs by its dual-action activity. OXiGENE’s data indicate that in addition to having potent vascular disrupting effects, OXi4503 is unique in that it can be metabolized by oxidative enzymes to an orthoquinone chemical species that has direct cytotoxic effects on tumor cells. OXiGENE believes this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, OXiGENE believes that OXi4503 may have enhanced activity in tumor types with relatively high levels of oxidative enzymes that can facilitate the metabolism of the active OXi4503 VDA to a cytotoxic orthoquinone species. These tumor types include hepatocellular carcinoma, melanoma, and myeloid leukemia. In preclinical studies, OXi4503 has shown potent anti-tumor activity against solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.

OXiGENE is currently evaluating OXi4503 in two ongoing clinical trials: a Phase I clinical trial in patients with advanced solid tumors sponsored by Clinical Research United Kingdom; and an OXiGENE-sponsored Phase Ib/IIa trial, initiated in the first quarter of 2009 in patients with solid tumors with hepatic involvement. To date, OXi4503 has been observed to have a manageable side-effect profile similar to that of other agents in the VDA class, potential single-agent clinical activity, and effects on tumor blood flow and tumor metabolic activity, as determined with several imaging modalities. OXiGENE currently anticipates filing a U.S. IND for OXi4503 in an additional Phase I study in the second half of 2009 and initiating a study during 2010.

OXiGENE’s Development Programs and Product Candidates

The following table outlines the ongoing, recently completed and planned clinical development programs for OXiGENE’s current product candidates:

ZYBRESTAT for Oncology

Study Design and
Indication	Number of Subjects (n)	Regimen	Sponsor	Status

Anaplastic Thyroid Cancer (ATC)	FACT Trial — Phase II/III Randomized, Controlled Pivotal Registration Study (n=180)	carboplatin + paclitaxel ± ZYBRESTAT	OXiGENE	Enrolling
1st-line Non-small	FALCON Trial —	carboplatin +	OXiGENE	Enrolling
Cell Lung Cancer (NSCLC)	Phase II Randomized, Controlled Study (n=60)	paclitaxel + bevacizumab ± ZYBRESTAT
Platinum-resistant Ovarian Cancer	Phase II Simon Two- Stage Design Study (n=44)	ZYBRESTAT + carboplatin + paclitaxel	Cancer Research UK	Complete

ZYBRESTAT for Ophthalmology

Study Design and
Indication	Number of Subjects (n)	Regimen	Sponsor	Status

Proof-of-mechanism Study in Polypoidal Choroidal Vasculopathy (PCV)	Phase II Randomized, Double-Masked, Placebo-controlled, Single-dose Study (n=40)	ZYBRESTAT (intravenous-route)	OXiGENE	Enrolling

OXi4503 for Oncology

Study Design and
Indication	Number of Subjects(n)	Regimen	Sponsor	Status

Refractory Solid Tumors	Phase I Dose-Escalation Study	OXi4503	Cancer Research UK	Enrolling
Hepatic Tumors	Phase Ib/IIa Dose-Ranging Study (n=63 total; 18 in Phase Ib portion)	OXi4503	OXiGENE	Enrolling
Refractory Solid Tumors	Phase I Dose-Escalation Study	OXi4503	OXiGENE	Planned for 2010

Collaborations and Recent Developments

Symphony Transaction

In October 2008, OXiGENE announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40 million in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. In connection with the collaboration, OXiGENE granted Symphony ViDA, Inc., a newly-created drug development company, exclusive licenses to ZYBRESTAT for use in ophthalmologic indications and OXi4503. As part of this transaction, OXiGENE maintained the exclusive purchase option, but not the obligation, to purchase all of the equity of Symphony ViDA (Purchase Option) at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Holdings in Symphony ViDA, less certain amounts.

Under the collaboration, OXiGENE entered into a series of related agreements with Symphony Capital LLC, Symphony ViDA, Symphony ViDA Holdings LLC (Holdings) and related entities, including a Purchase Option Agreement, a Research and Development Agreement, a Technology License Agreement and an Additional Funding Agreement. In addition, OXiGENE entered into a series of related agreements with Holdings, including a Stock and Warrant Purchase Agreement and a Registration Rights Agreement.

Pursuant to these agreements, Holdings formed and capitalized Symphony ViDA in order (a) to hold certain intellectual property related to the programs which were exclusively licensed to Symphony ViDA under the Technology License Agreement and (b) to fund commitments of up to $25 million. The funding was intended to support preclinical and clinical development by OXiGENE, on behalf of Symphony ViDA, of the programs.

OXiGENE issued to Holdings, pursuant to the Stock and Warrant Purchase Agreement, an aggregate of 13,513,514 shares of its common stock and warrants at a price of $1.11 per share, which was the closing price of its common stock on the NASDAQ Global Market on September 30, 2008, the day before OXiGENE entered into the Symphony transaction. In addition, pursuant to the Purchase Option Agreement, OXiGENE issued to Holdings an aggregate of 3,603,604 shares of OXiGENE’s common stock with a fair value of $4 million as consideration for the Purchase Option.

On July 2, 2009, OXiGENE, Holdings and Symphony ViDA entered into a series of related agreements pursuant to which OXiGENE exercised the Purchase Option under terms set forth in an amended and restated purchase option agreement (the Amended Purchase Option Agreement), and OXiGENE and Holdings also entered into an amended and restated registration rights agreement.

Under the Amended Purchase Option Agreement, in the event that OXiGENE issues additional securities prior to January 2, 2010, Symphony has the right to receive additional securities in an amount reflecting the difference in value of the securities at the time of issuance and the aggregate value of the consideration Symphony has already received under the Amended Purchase Option Agreement and in connection with the Registered Direct Offering on July 20, 2009. Pursuant to those transactions, OXiGENE issued to Holdings 10,000,000 newly issued shares of OXiGENE common stock in exchange for all of the equity of ViDA. The approximately $12,400,000 in cash and cash equivalents held by ViDA were transferred to OXiGENE as part of the transaction. Holdings’ right to receive further consideration, in the event that OXiGENE issues additional securities prior to January 20, 2010, is subject to the limitation that no more than 10,000,000 shares will be issued to Holdings without further shareholder approval. If Symphony would otherwise be entitled to receive more consideration, Symphony may request such combination of shares of common stock and any other securities of OXiGENE as would, in Symphony’s sole determination, provide a value to Symphony not in excess of the purchase price for the purchase option, or approximately $12,400,000. Symphony has indicated to OXiGENE that it does not intend to exercise its right to receive further consideration in connection with the issuance of shares to VaxGen pursuant to the proposed merger.

OXiGENE closed on the amended Purchase Option on July 20, 2009 and issued 10 million shares of its common stock to Holdings at the closing in exchange for all of the equity of Symphony ViDA, subject to further adjustment under the rights described in the paragraph above. In addition, upon the closing of the Purchase Option, OXiGENE re-acquired all of the rights to the programs, and the approximately $12,500,000 in cash held by Symphony ViDA at the time of the closing became available for use for OXiGENE’s general corporate purposes.

The two members of OXiGENE’s Board of Directors appointed by Symphony Capital LLC, Mr. Mark Kessel and Dr. Alastair Wood, will remain on the Board, and OXiGENE expects to maintain its advisory relationships with Symphony and RRD International LLC. The Additional Funding Agreement, dated October 1, 2008, has been terminated.

Baylor University Collaboration

Under a sponsored research agreement with Baylor University, OXiGENE is pursuing discovery and development of novel, small-molecule therapeutics for the treatment of cancer, including small-molecule cathepsin-L inhibitors and hypoxia-activated VDAs. Cathepsin-L is an enzyme involved in protein degradation and has been shown to be closely involved in the processes of angiogenesis and metastasis. Small molecule inhibitors may have the potential to slow tumor growth and metastasis in a manner OXiGENE believes could be complementary with its VDA therapeutics. OXiGENE also believes that its hypoxia-activated VDAs could serve as line-extension products to ZYBRESTAT and/or OXi4503.

Company Background

OXiGENE is a corporation incorporated in 1988 in the State of New York and reincorporated in 1992 in the State of Delaware, with its principal corporate office in the United States at 701 Gateway Boulevard, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). OXiGENE also has an office in the United Kingdom at Magdalen Centre, Robert Robinson Avenue, The Oxford Science Park, Oxford, OX4 4GA, as well as at 300 Bear Hill Road, Waltham, Massachusetts 02451. OXiGENE’s Internet address is www.OXiGENE.com. OXiGENE’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of its website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on OXiGENE’s website does not form a part of this joint proxy statement/prospectus.

Vascular Disrupting Agents: 2nd-Generation Anti-Vascular Therapeutics That Address A Large Potential Market Opportunity

According to Cancer Research UK, a cancer organization in the United Kingdom, nearly 90% of all cancers, more than 200 types, are solid tumors, which are dependent upon a continually developing vascular supply for their growth and survival. Similarly, in the ophthalmology field, abnormal neovascularization characterizes a variety of ophthalmological diseases and conditions, including corneal neovascularization, central retinal vein occlusion, proliferative diabetic retinopathy, retinopathy of prematurity, sickle cell retinopathy, myopic macular degeneration (MMD), age-related macular degeneration (AMD), and neovascular glaucoma.

Since 2004, multiple anti-angiogenic drugs have been approved for a variety of cancer and ophthalmology indications, and development of approved anti-angiogenic drugs for new indications continues. Physician adoption of these first-generation anti-vascular drugs has been rapid and continues to accelerate. In 2008, OXiGENE estimates that ex-manufacturer sales of approved anti-angiogenic drugs increased by approximately 25% over 2007, approaching $6 billion in 2008.

OXiGENE believes that its VDA drug candidates are second-generation anti-vascular drugs that differ from and are complementary and non-competitive with anti-angiogenic agents. Similar to anti-angiogenic agents, OXiGENE’s VDA drug candidates are anti-vascular drugs that exert therapeutic effects by depriving tumors — and in the case of eye disease, ocular lesions — of blood supply. OXiGENE also believes that its VDA therapeutics may be better tolerated than anti-angiogenic drugs and may potentially have utility in later-stage tumors that have become unresponsive to anti-angiogenic therapies.

In September 2006, OXiGENE announced the publication of a research article in the journal Science that provided strong scientific evidence for combining VDAs with anti-angiogenic agents such as bevacizumab, a widely-used anti-angiogenic drug that acts by inhibiting VEGF, a pro-angiogenic growth factor. In this article Professor Kerbel and Dr. Shaked from Sunnybrook Cancer Centre in Canada demonstrated that the combination of ZYBRESTAT and an anti-angiogenic agent (an anti-VEGF-receptor antibody) had synergistic effects on tumors.

In December 2007, OXiGENE completed a Phase Ib clinical trial to evaluate ZYBRESTAT in combination bevacizumab (an approved and widely-used anti-VEGF monoclonal antibody) in patients with advanced solid tumors. This was the first human clinical trial to pair a vascular disrupting agent and an anti-angiogenic drug in the treatment of cancer, specifically in patients who had failed previous treatments and were in advanced stages of disease. The trial was an open-label, multi-center trial designed to determine the safety and tolerability of ascending doses of ZYBRESTAT administered intravenously in combination with bevacizumab. Three dose levels of ZYBRESTAT were evaluated in combination with an approved dose of bevacizumab. In May of 2008, OXiGENE reported final data from the trial showing that the two-drug combination appeared to be well-tolerated with early signs of clinical efficacy (9 of 16 patients with stable disease responses with prolonged stable disease observed in several patients) and additive effects on tumor blood-flow inhibition.

OXiGENE believes that these pre-clinical and clinical research results suggest combining VDA and anti-angiogenic therapies may be a compelling strategy to maximize the therapeutic potential of VDAs and anti-angiogenic drugs in the treatment of solid tumors. OXiGENE believes the potential ability to synergistically combine VDA drugs with anti-angiogenic therapeutics affords it a wide range of future development and commercialization options with its VDA drug candidates, including tumor types and treatment settings where anti-angiogenic drugs are commonly utilized, as well as those where anti-angiogenic agents are either poorly tolerated, ineffective, no longer effective, or not commonly utilized.

As illustrated in the table below, VDA and anti-angiogenic drugs act via different mechanisms to produce complementary biological and anti-vascular effects with mostly non-overlapping side effects. In pre-clinical studies, VDA plus anti-angiogenic drug combinations demonstrate robust and additive anti-tumor effects. Results from initial human clinical studies conducted by OXiGENE with combinations of ZYBRESTAT and the widely-used anti-angiogenic drug, bevacizumab, provide support and initial clinical validation for combining these agents to significantly increase clinical activity without significantly increasing side-effects.

	1ST-Generation Anti-Vascular Drugs	2ND-Generation Anti-Vascular Drugs

	Anti-Angiogenic Drugs (bevacizumab, ranibizumab, sorafenib, sunitinib, pegaptanib, etc.)	OXiGENE VDA Drug Candidates (ZYBRESTAT, OXi4503)

Biological Effect	Prevent formation and growth of new blood vessels throughout the body	Selectively occlude and collapse pre-existing tumor vessels

Mechanism	Continuously inhibit pro-angiogenic growth factor signaling (e.g., VEGF) Promiscuous for all angiogenesis	Intermittently and reversibly collapses the tubulin cytoskeleton vascular endothelial cells, causing vascular endothelial cells lining fragile and immature tumor vasculature to change shape, occlude and collapse tumor vessels

Selectively disrupts the endothelial cell junctional protein, VE-cadherin, in tumor vessels and other abnormal vessels

ZYBRESTAT half-life is approximately 4 hours

Selective for abnormal vasculature characteristic of tumors and ocular lesions

	1ST-Generation Anti-Vascular Drugs	2ND-Generation Anti-Vascular Drugs

Rapidity of Effect	Weeks	Hours

Side Effects	Vascular and non-vascular side-effects, some of which are chronic in nature, e.g., chronic hypertension, wound-healing impairment, hemorrhage/ hemoptysis, gastrointestinal perforation, proteinuria/nephrotic syndrome, thromboembolic events, etc.	Transient and manageable Typical of a “vascularly active” agent (e.g., transient and manageable hypertension)

Mostly non-overlapping with anti-angiogenics

Compare favorably with anti-angiogenics

OXiGENE believes its VDA drug candidates act on tumor blood vessels via two complementary mechanisms, tubulin depolymerization and disengagement of the junctional protein VE-cadherin, so as to cause shape change of tumor vascular endothelial cells, vessel occlusion and collapse, and the subsequent blockage of blood-flow to the tumor, which deprives it of oxygen and nutrients essential for survival.

In vitro studies have demonstrated that its VDA drug candidates act in a reversible fashion on a protein called tubulin inside newly-formed and growing endothelial cells, such as the vascular endothelial cells comprising tumor vasculature. By binding to the tubulin, ZYBRESTAT is able to collapse the structural framework that maintains the cells’ flat shape. When this occurs, the shape of the cells changes from flat to round, initiating a cascade of events resulting in physical blockage of the blood vessels. The resulting shutdown in blood-flow then deprives tumor cells of the oxygen and nutrients necessary for maintenance and growth and also prevents tumor cells from being able to excrete toxic metabolic waste products. The consequence of the blockage is extensive tumor cell death, as demonstrated in animal studies and suggested in imaging studies of human patients treated with ZYBRESTAT and OXi4503.

Pre-clinical research, published in the November 2005 issue of the Journal of Clinical Investigation, showed that ZYBRESTAT also disrupts the molecular engagement of VE-cadherin, a junctional protein important for endothelial cell survival and function. The authors of the research article conclude that this effect only occurs in endothelial cells which lack contact with smooth muscle cells, a known feature of abnormal vasculature associated with tumors and other disease processes. The disengagement of VE-cadherin leads to endothelial cell detachment, which in turn, can cause permanent physical blockage of vessels.

Pre-clinical and clinical study results indicate that ZYBRESTAT exerts anti-vascular effects rapidly, within hours of administration, and the half-life of the active form of ZYBRESTAT in humans is approximately four hours. Because the half-life of the active form of ZYBRESTAT is relatively short, the effects of ZYBRESTAT on tubulin are reversible, and ZYBRESTAT is typically administered no more frequently than once per week, the side-effects of ZYBRESTAT are typically transient in nature, limited to the period of time following administration when the active form of ZYBRESTAT is in the body in significant concentrations. This contrasts with anti-angiogenic agents, which are typically administered on a chronic basis so as to constantly maintain levels of drug in the body, exert their tumor blood-vessel growth inhibiting effects over days to weeks, and as a result can cause a variety of chronic side-effects that are not limited to the immediate period following administration.

In contrast with anti-angiogenic agents, which can cause a variety of chronic side-effects, side-effects associated with ZYBRESTAT are typically transient and manageable. The most frequent ZYBRESTAT side-effects include infusion-related side effects such as nausea, vomiting, headache and fatigue, and tumor pain, which is consistent with the drug’s mechanism-of-action. Like approved anti-angiogenic drugs, ZYBRESTAT also exhibits cardiovascular effects, which in the majority of patients are mild and transient and transient in nature. Approximately 10-20% of patients treated with ZYBRESTAT experience clinically-significant and transient hypertension that can be readily managed and prevented after initial occurrence with straightforward oral anti-hypertensive therapy. In an analysis undertaken by OXiGENE, the incidence of serious cardiovascular side-effects such as angina and myocardial ischemia observed across all studies to date (including early studies in which hypertension management and prevention was not employed) was less than 3%, a frequency comparable to that reported with approved anti-angiogenic agents such as bevacizumab, sunitinib and sorafenib.

Research and Development and Collaborative Arrangements

OXiGENE’s strategy is to develop innovative therapeutics for oncology and to leverage its drug candidates and technology in the field of ophthalmology. The principal focus of OXiGENE, in the foreseeable future, is to complete the clinical development of its drug candidates ZYBRESTAT and OXi4503 and to identify new pre-clinical candidates that are complementary to our VDAs. To advance its strategy, OXiGENE has established relationships with universities, research organizations and other institutions in these fields. OXiGENE intends to broaden these relationships, rather than expand its in-house research and development staff. In general, these programs are created, developed and controlled by internal OXiGENE management. Currently, OXiGENE has collaborative agreements and arrangements with a number of institutions in the United States and abroad, which it utilizes to perform the day-to-day activities associated with drug development. In 2008, collaborations were ongoing with a variety of university and research institutions, including the following:

•	Baylor University, Waco, Texas;

•	University of Florida, Gainesville, Florida;

•	Beth Israel Deaconess Medical Center, Boston, Massachusetts;

•	University of Oxford, Oxford United Kingdom; and

•	University College London, London, United Kingdom.

OXiGENE has secured a technology license from Arizona State University (ASU). The ASU license is an exclusive, world-wide, royalty-bearing license with respect to the commercial rights to particular Combretastatins. Under the ASU license, OXiGENE has the right to grant sublicenses. ASU is entitled to royalty and milestone payments under the license agreement. OXiGENE bears the costs of preparing, filing, prosecuting and maintaining all patent applications under the ASU license. Under the license agreement, OXiGENE has agreed to diligently proceed with the development, manufacture and sale of products using the licensed technology. ASU has the first responsibility of enforcing patents under the license agreement. Either party may terminate the license agreement upon material default or bankruptcy of the other party. Payments made to ASU to date have amounted to $2,500,000. The agreement is to terminate on December 31, 2014 or within two months of receipt of written notice of termination from OXiGENE. Currently, OXiGENE is in compliance with the license.

OXiGENE also has a license from Baylor University. The Baylor license is an exclusive license to all novel compositions developed for the treatment of vascular disorders, inflammation, parasitic diseases and infections, fungal diseases and infections and/or cancer. OXiGENE has the right to grant sublicenses under the Baylor license. The agreement with Baylor stipulates that royalties will be paid by OXiGENE should sales be generated through use of Baylor’s compounds. OXiGENE is not required to pay Baylor for use of Baylor’s compounds aside from this royalty arrangement. OXiGENE is entitled to file, prosecute and maintain patent applications on products for which it has a license. OXiGENE had made a one-time payment of $50,000 for the licensing fee that was used as a credit against research expenses generated by Baylor. The agreement will terminate on October 31, 2009 or within 90 days of written notice of material breach of the agreement by either party. Currently, OXiGENE is in compliance with the Baylor license.

In March 2007, OXiGENE entered into an exclusive license agreement for the development and commercialization of products covered by certain patent rights owned by Intracel Holdings, Inc., a privately held corporation. OXiGENE paid Intracel $150,000 in March 2007 as an up-front license fee that provides full control over the development and commercialization of licensed compounds/molecular products. OXiGENE expensed the up-front payment to research and development expense. The agreement provides for additional payments by OXiGENE to Intracel based on the achievement of certain clinical milestones and royalties based on the achievement of certain sales milestones. OXiGENE has the right to sublicense all or portions of its licensed patent rights under this agreement.

Regulatory Matters

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Our drugs must be approved by FDA through the new drug application, or NDA, process before they may be legally marketed in the United States.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusal of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some pre-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase I: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

During the development of a new drug, sponsors may, under certain circumstances request a special protocol assessment, or SPA, from the FDA. For example, a sponsor may request an SPA of a protocol for a clinical trial that will form the primary basis of an efficacy claim in an NDA. The request, which must be made prior to commencing the trial, must include the proposed protocol and protocol-specific questions that the sponsor would like the FDA to answer such as questions regarding the protocol design, study goals and data analysis for the proposed investigation. After receiving the request, the FDA will consider whether the submission is appropriate for an SPA. If an SPA is appropriate, the FDA will base its assessment on the questions posed by the sponsor. Comments from the FDA review team are supposed to be sent to the sponsor within 45 calendar days of receipt of the request. The sponsor may request a meeting to discuss the comments and any remaining issues and uncertainties regarding the protocol. If the sponsor and the FDA reach agreement regarding the protocol, the agreement will be documented and made part of the administrative record. This agreement may not be changed by the sponsor or the FDA after the trial begins, except (1) with the written agreement of the sponsor and the FDA or (2) if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA, IRBs and the investigators for serious and unexpected adverse events. Phase I, Phase II, and Phase III testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue an approvable letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured.

NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our drugs, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA. Provisions similar to those in the U.S. for patent term restoration are available in the European Union, Japan and other countries and regions. For example, in the European Union, a Supplemental Protection Certificate may be utilized to extend patent life of a drug product for up to a maximum of five years.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity (NCE) if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDAs, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

With respect to territories outside the U.S., under Article 39.3 of the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights (TRIPS), member countries are obliged to protect against unfair commercial use of confidential data on NCEs submitted by companies to obtain approval for marketing new drugs from a regulatory agency.

Statutory NCE exclusivity provisions in other territories provide for marketing exclusivity as outlined in the following table:

Country/Territory	NCE Marketing Exclusivity Period

European Union	10 years, with an additional year exclusivity available in event a new indication is obtained during the initial exclusivity period
New Zealand	5 years
Japan	6-10 years
China	6 years

Pediatric exclusivity is another type of exclusivity in the United States and the European Union. In the U.S., pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision was reauthorized on September 27, 2007.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease.

The FDA also administers a clinical research grants program, whereby researchers may compete for funding to conduct clinical trials to support the approval of drugs, biologics, medical devices, and medical foods for rare diseases and conditions. A product does not have to be designated as an orphan drug to be eligible for the grant program. An application for an orphan grant should propose one discrete clinical study to facilitate FDA approval of the product for a rare disease or condition. The study may address an unapproved new product or an unapproved new use for a product already on the market.

In the European Union and Japan, orphan drug exclusivity regulations provide for 10 years of marketing exclusivity for orphan drugs that are approved for the treatment of rare diseases or conditions.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis of surrogate endpoints. Even if a drug qualifies for one or more of these programs, we cannot be sure that the FDA will not later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that may be eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Drugs that receive an accelerated approval may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect of a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-market authority, including the authority to require postmarket studies and clinical trials, labeling changes based on new safety information, and compliance with a risk evaluation and mitigation strategy approved by the FDA. Failure to comply with any requirements under the new law may result in significant penalties. The new law also authorizes significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements, and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the new law expands the clinical trial registry so that sponsors of all clinical trials, except for phase I trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition, to new legislation, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicines produced by certain biotechnological processes such as genetic engineering, new chemical entities intended for the treatment of HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, or officially designated “orphan medicines’ and optional for those which are highly innovative. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states (Member States), as well as in the EEA/EFTA states Iceland, Liechtenstein and Norway. For drugs without approval in any Member State and that do not fall within the mandatory scope of the centralized procedure, the decentralized procedure provides for simultaneous approval by one or more other, or concerned, Member States of an assessment of an application performed by one Member State, known as the reference Member State. Under this procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference Member State and concerned Member States. The reference Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference Member State’s assessment report, each concerned Member State must decide whether to approve the assessment report and related materials. If a Member State cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all Member States.

As in the U.S., the European Union may grant orphan drug status for specific indications if the request is made before an application for marketing authorization is made. The European Union considers an orphan medicinal product to be one that affects less than five of every 10,000 people in the European Union. A company whose application for orphan drug designation in the European Union is approved is eligible to receive, among other benefits, regulatory assistance in preparing the marketing application, protocol assistance, access to the Centralized Procedure and reduced application fees. Orphan drugs in the European Union also enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication, unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product. In the European Union and Japan, orphan drug exclusivity regulations provide for 10 years of marketing exclusivity for orphan drugs approved for the treatment of rare diseases or conditions.

Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and includes a major expansion of the prescription drug benefit under a new Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare

Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

OXiGENE expects that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, Medicare is prohibited from negotiating directly with pharmaceutical companies for drugs. However, Congress is currently considering passing legislation that would lift the ban on federal negotiations. While OXiGENE cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on its business, financial condition and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Patents and Trade Secrets

OXiGENE is able to protect its technology from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents or is effectively maintained as a trade secret. Accordingly, patents or other proprietary rights are an essential element of our business. As of October 31, 2009, OXiGENE was the exclusive licensee, sole assignee or co-assignee of thirty (30) granted United States patents, twenty-six (26) pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. OXiGENE’s policy is to file United States and foreign patent applications to protect technology, inventions and improvements to inventions that are commercially important to the development of its business. There can be no assurance that any of these patent applications will result in the grant of a patent either in the United States or elsewhere, or that any patents granted will be valid and enforceable, or will provide a competitive advantage or will afford protection against competitors with similar technologies. OXiGENE also intends to rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs. OXiGENE seeks protection, in part, through confidentiality and proprietary information agreements.

OXiGENE has exclusively licensed from the Arizona Board of Regents, a corporate body of the State of Arizona, acting for and on behalf of Arizona State University (ASU) certain US and international intellectual property rights to develop and commercialize combretastatins and combretastatin derivatives for a range of indications. Such patents expire between 2013 and 2021. We have exclusively licensed from Bristol Myers-

Squibb certain US and international intellectual property rights drawn to certain amine salts of combretastatin A-4 phosphate, including the salt form currently being developed by us. The U.S. patents expire in December 2021. The license from Bristol Myers-Squibb includes extensive international protection of the licensed invention.

Competition

The industry in which OXiGENE is engaged is characterized by rapidly evolving technology and intense competition. OXiGENE’s competitors include, among others, major pharmaceutical, biopharmaceutical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of OXiGENE. In addition, many of the small companies that compete with OXiGENE have also formed collaborative relationships with large, established companies to support research, development, clinical trials and commercialization of products that may be competitive with those of OXiGENE. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures or other collaborations.

OXiGENE is aware of a limited number of companies involved in the development of VDAs. Such companies include Novartis (in collaboration with Antisoma), AstraZeneca, sanofi-aventis, Myriad, Nereus and MediciNova, all of which have VDAs that management believes are at an earlier or similar stage of clinical development than OXiGENE’s lead drug candidate, ZYBRESTAT.

OXiGENE expects that, if any of its products gain regulatory approval for sale, they will compete primarily on the basis of product efficacy, safety, patient convenience, reliability, price and patent protection. OXiGENE’s competitive position will also depend on its ability to attract and retain qualified scientific and other personnel, develop effective proprietary products and implement joint ventures or other alliances with large pharmaceutical companies in order to jointly market and manufacture its products.

Employees

OXiGENE expects to continue to maintain a relatively small number of executives and other employees. OXiGENE relies on outsourcing much of its research, development, pre-clinical testing and clinical trial activity, although it maintains managerial and quality control over its clinical trials. As of October 31, 2009, OXiGENE had a total of 44 employees, including 41 full-time employees, of which 32 were engaged in research and development and monitoring of clinical trials. Much of the work involved with OXiGENE’s pre-clinical testing and clinical trials is subcontracted and performed globally with the assistance of contract research organizations.

Properties

OXiGENE’s corporate headquarters is located in South San Francisco, California. In November 2008, OXiGENE executed a lease for 7,038 square feet (Suite 210) of office space located in South San Francisco, California. OXiGENE agreed to lease an additional 5,275 square feet (Suite 270) of office space in the same building beginning in the first quarter of 2009. The lease agreement is for an estimated 52 months. In April 2009, OXiGENE executed a lease for 3,891 square feet of office space located in Waltham, Massachusetts. The lease is for a period of two years commencing on June 1, 2009. Annual rent payments under the lease will be $73,929 and $77,820 in the first and second years, respectively. OXiGENE continues to pay rent on its former headquarters location in Watertown, Massachusetts which it has sublet through the end of the primary lease term which expires in November 2010. In September 2005, OXiGENE executed a lease for approximately 600 square feet of office space in the Oxford Science Park, Oxford, United Kingdom on a month to month basis. The Oxford facility primarily houses research and development personnel. In November 2008, OXiGENE exited its monthly service agreement with Regus Business Centre for office space in San Bruno, California.

Legal Proceedings

Beginning on October 23, 2009, several putative stockholder class action lawsuits were filed against VaxGen, members of the VaxGen board of directors, OXiGENE and OXiGENE Merger Sub, Inc. in the Superior Court of California, County of San Mateo. The actions, first served on VaxGen on November 4, 2009, styled Jensen v. Panek et al., William Ming v. VaxGen, Inc. et al. and Lisa Hawes v. VaxGen, Inc. et al., allege, among other things, that the members of the VaxGen board of directors violated their fiduciary duties by failing to maximize value for VaxGen’s stockholders when negotiating and entering into the merger agreement. The complaints also allege that OXiGENE and VaxGen aided and abetted those purported breaches. Plaintiffs seek, among other things, to enjoin the acquisition of VaxGen by OXiGENE or, in the alternative, to rescind the acquisition should it occur before the lawsuits are resolved. It is possible that similar lawsuits may yet be filed and served. VaxGen and OXiGENE believe that such actions, if any, will be consolidated with the actions described above.

VaxGen and OXiGENE intend to vigorously defend these actions. Even meritless lawsuits, however, may carry with them the potential to delay consummation of the merger.

Scientific Advisory Board and Clinical Trial Advisory Board

OXiGENE’s Clinical Trial Advisory Board assesses and evaluates OXiGENE’s clinical trial program. The Scientific Advisory Board discusses and evaluates OXiGENE’s research and development projects. Members of the Clinical Trial Advisory Board and the Scientific Advisory Board are independent and have no involvement with OXiGENE other than serving on such boards. From time to time, however, the institutions or organizations these individuals are associated with may provide OXiGENE with services.

The members of OXiGENE’s Clinical Trial Advisory Board are:

HILARY CALVERT, MB, is the Clinical Director of the Northern Institute for Cancer Research and Professor of Medical Oncology at the University of Newcastle upon Tyne, England.

JEFFREY S. HEIER, M.D. is a Vitreoretinal Specialist at Ophthalmic Consultants of Boston, Co-Director of the Vitreoretinal Fellowship at OCB/Tufts Medical School, and President of the Center for Eye Research and Education in Boston, Massachusetts.

STANLEY KAYE, M.D., BSc, is currently Head of the Drug Development Unit and Head of the Section of Medicine at the Royal Marsden Hospital/Institute of Cancer Research, London.

HAKAN MELLSTEDT, M.D., Ph.D. (Chairman) is Professor of Oncologic Biotherapy at the Karolinska Institute and Managing Director of Cancer Center Karolinska, Karolinska Institute, Stockholm, Sweden.

LEE S. ROSEN, M.D. is the Director of Developmental Therapeutics for the Cancer Institute Medical Group, affiliated with the John Wayne Cancer Institute in Santa Monica.

GORDON RUSTIN, M.D. is the Director of Medical Oncology at Mount Vernon Hospital, which is the largest cancer center in the South of England.

JAN B. VERMORKEN, M.D., Ph.D. is a professor of Oncology and head of the Department of Medical Oncology of the University Hospital of the University of Antwerp, Belgium.

The members of OXiGENE’s Scientific Advisory Board are:

ADRIAN L. HARRIS, M.D. is Cancer Research UK Professor of Clinical Oncology at the University of Oxford, and Director of the Cancer Research UK Molecular Oncology Laboratories at the University’s Weatherall Institute of Molecular Medicine.

ROBERT S. KERBEL, Ph.D. is a Canada Research Chair in Molecular Medicine and a Professor in the Departments of Medical Biophysics, and Laboratory Medicine & Pathobiology at the University of Toronto.

DIETMAR W. SIEMANN, Ph.D. (Chairman) is the John P. Cofrin Professor and Associate Chair for Research in Radiation Oncology at the University of Florida College of Medicine in Gainesville.

Some members of the Scientific Advisory Board and the Clinical Trial Advisory Board receive cash compensation. Others have from time to time received, and are expected to continue to receive, options to purchase shares of common stock of OXiGENE. All members are reimbursed for reasonable out-of-pocket expenses incurred in connection with serving on such boards.

VAXGEN’S BUSINESS

VaxGen is a biopharmaceutical company based in South San Francisco, California. VaxGen owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. This facility is located within leased premises. VaxGen has ended all product development activities and sold or otherwise terminated its drug development programs. VaxGen is seeking to maximize the value of its remaining assets through a strategic transaction or series of strategic transactions.

VaxGen was incorporated on November 27, 1995. During 2002 through 2006, VaxGen developed vaccines against inhalation anthrax and smallpox for the purpose of biodefense. In December 2006, the Department of Health and Human Services, or HHS, terminated its contract with VaxGen related to the development and delivery of a next-generation anthrax vaccine. Following the HHS decision, VaxGen ceased actively developing its anthrax vaccine, scaled back its biodefense activities and began pursuing strategic and other alternatives.

Through March 31, 2007, VaxGen’s principal source of revenue was the U.S. government, principally the National Institutes of Health, or NIH, and related entities. From April 2007 to April 2008, VaxGen’s principal source of revenue was from services provided to Celltrion, Inc., or Celltrion, a company developing and operating a mammalian cell culture biomanufacturing facility in the Republic of Korea.

VaxGen discontinued clinical development of its anthrax vaccine candidate, rPA102, after HHS terminated our SNS Contract in December 2006. In addition, in June 2007 VaxGen terminated its contract with the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, to develop a smallpox vaccine. VaxGen had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development of rPA102, and it has no product candidates in clinical or preclinical development. In connection with the termination of its clinical development of rPA102, VaxGen announced restructuring activities, including significant workforce reductions, and as a result has no remaining internal capability to discover or develop product candidates. VaxGen had research and development costs of $1.4 million, $19.7 million and $49.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In November 2007, VaxGen and two of its wholly-owned subsidiaries entered into an Agreement and Plan of Merger, as amended in December 2007 and February 2008, or Merger Agreement, with Raven biotechnologies, inc., or Raven. Raven was a private, development stage biopharmaceutical company focused on the discovery, development and commercialization of monoclonal antibody-based products for the treatment of cancer.

In November 2007,VaxGen entered into a Bridge Loan with Raven, which provided for VaxGen to lend Raven up to $6 million in cash in the aggregate, beginning December 1, 2007. Under the Bridge Loan, VaxGen was obligated to provide monthly loan advances to Raven based on a schedule attached to the Bridge Loan. These obligations to make loan advances to Raven ended on April 1, 2008. The interest rate of the Bridge Loan was 8% per annum. On March 28, 2008, VaxGen entered into a Termination of Merger Agreement, Acknowledgment and Amendment to Loan Agreement and Secured Promissory Note, or Termination Agreement and Amendment, terminating immediately the Merger Agreement and amending the terms of VaxGen’s bridge loan to Raven. The balance on the loan was paid in full in 2008. VaxGen recorded in general and administrative expenses, $2.3 million of costs, primarily professional fees, related with the proposed merger with Raven during the year ended December 31, 2008.

In April 2008, VaxGen announced that it was restructuring to reduce operating expenses following the termination of the proposed merger with Raven by decreasing its workforce of twenty-two employees by approximately 75 percent. During August 2008, VaxGen further reduced its workforce to 3 persons. VaxGen incurred restructuring costs of approximately $1.3 million for one-time termination costs during the year ended December 31, 2008.

As a result of the termination of the proposed merger with Raven, VaxGen has considered various alternate strategic transactions to return value to its stockholders. If VaxGen is unable to identify and complete an alternate strategic transaction, such as the proposed merger with OXiGENE, VaxGen will liquidate.

Celltrion

Celltrion is an FDA licensed biologics manufacturing company incorporated on February 26, 2002. Since that date, its principal activities have consisted of design, construction and operation of a manufacturing facility in Incheon, Republic of Korea, and partially funding the construction of VaxGen’s U.S. biopharmaceutical manufacturing facility, as well as raising capital and recruiting scientific and management personnel.

As a part of the initial capitalization of Celltrion and as part of the Celltrion joint venture agreement VaxGen signed with various Korean entities, including Nexol Co., Ltd., or Nexol, VaxGen made an in-kind contribution to Celltrion of the license and sub-license of certain cell-culture technology used for the manufacture of pharmaceutical products. VaxGen received 7.8 million shares of Celltrion’s common stock for this contribution, representing approximately 48% of the then-outstanding shares. During 2004, VaxGen adopted the provisions of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities (as revised) — an interpretation of ARB No. 51, or FIN 46R, and determined that Celltrion was a variable interest entity from its inception in the first quarter of 2002 and that VaxGen was its primary beneficiary. Accordingly, VaxGen’s Consolidated Financial Statements include the results of Celltrion as a variable interest entity, effective January 1, 2004. Prior to January 1, 2004 and VaxGen’s implementation of the consolidation provisions within FIN 46R, VaxGen had reflected its investment in Celltrion in VaxGen’s Consolidated Financial Statements using the equity method.

In September 2005, VaxGen entered into agreements to sell 1.2 million of its shares in Celltrion to a group of Korean investors and raised $15.1 million in gross proceeds. Nexol purchased 250,000 of these shares. Subsequent to this transaction, Nexol and its affiliates, collectively, became the largest stockholder of Celltrion. Upon this reconsideration event, VaxGen was no longer the primary beneficiary of Celltrion and, in accordance with FIN 46R, Celltrion was deconsolidated from VaxGen’s consolidated financial statements; therefore, from July 1, 2005 through June 30, 2006, VaxGen’s investment in Celltrion was again accounted for under the equity method.

During June and December 2006, VaxGen received aggregate gross proceeds of $130.3 million from the sale of substantially all of its Celltrion common stock to Nexol and affiliates of Nexol. As a result, VaxGen was no longer entitled to hold two seats on Celltrion’s board of directors or appoint a Representative Director. Accordingly, VaxGen no longer had the ability to exercise significant influence over operating and financial policies of Celltrion, and beginning July 1, 2006, VaxGen accounted for its investment in Celltrion under the cost method. At December 31, 2007, VaxGen held a nominal ownership interest in Celltrion. During 2008, a public market developed for Celltrion common stock in the Republic of Korea. Based on the market price of Celltrion common stock, the value of VaxGen’s Celltrion investment was $0.3 million at December 31, 2008. During 2009, VaxGen sold its remaining investment in Celltrion common stock, resulting in a realized gain of $357,000.

Manufacturing

As of the date of this annual report, VaxGen leases a 65,000 square-foot facility in South San Francisco, California of which approximately 20,000 square feet is dedicated to biologics manufacturing. The remainder of this facility contains laboratories, office and expansion space. VaxGen leases this facility from third parties, and is the sole occupant. The facility was designed for the flexible manufacture of biopharmaceutical products including those grown in bacteria, as well as products produced in mammalian cell culture, such as monoclonal antibody products. As a result of the termination of the proposed merger with Raven, VaxGen determined that it is not economical to retain the facility and are exploring alternatives, including the sale of the equipment and assignment or sub-lease of the property.

Government Regulation

Facilities such as VaxGen’s , when used to manufacture biological drug products, known as Biologics, are subject to periodic inspection by the FDA and other authorities, where applicable, and must comply with the FDA’s current Good Manufacturing Practices, regulations and general biological product standards. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product.

Employees

As of December 31, 2008 and October 31, 2009, VaxGen had 3 employees. None of VaxGen’s employees is subject to a collective bargaining agreement and VaxGen believes that its relations with its employees are good. VaxGen’s finance and accounting group engages consultants providing service equivalent to approximately one full time employee. VaxGen engages additional consultants as necessary.

Segment Information

VaxGen has historically have operated in one business segment, the development of vaccines that immunize against infectious disease. All of VaxGen’s operating assets are located in the United States of America. Substantially all of VaxGen’s revenue has been derived from federal government contracts and grants, primarily from HHS, NIH and related entities.

Other Information

VaxGen was incorporated in Delaware in November 1995. VaxGen’s principal executive offices are located at 379 Oyster Point Boulevard, Suite 10, South San Francisco, California 94080, and its telephone number is (650) 624-1000. VaxGen’s website is http://www.vaxgen.com. VaxGen’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available, free of charge, on VaxGen’s Internet website as soon as reasonably practicable after it electronically files such materials with, or furnishes them to, the SEC.

VaxGen’s code of ethics for the employees, officers and directors of the company is available, free of charge, on its web site, www.vaxgen.com, or by written request to VaxGen’s Corporate Secretary, 379 Oyster Point Boulevard, Suite 10, South San Francisco, California 94080. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The public may read and copy any materials VaxGen files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

VaxGen’s website address is included in this document as an inactive textual reference only and the information contained on its website is not incorporated into this joint proxy statement/prospectus.

Properties

VaxGen leases approximately 65,000 square feet of laboratory, office and manufacturing space in South San Francisco, California. VaxGen’s South San Francisco lease terminates in December 2016; however, the company has options to renew it for two additional five-year periods.

Legal Proceedings

Beginning on October 23, 2009, several putative stockholder class action lawsuits were filed against VaxGen, members of the VaxGen board of directors, OXiGENE and OXiGENE Merger Sub, Inc. in the Superior Court of California, County of San Mateo. The actions, first served on VaxGen on November 4, 2009, styled Jensen v. Panek, et al., William Ming v. VaxGen, Inc. et al. and Lisa Hawes v. VaxGen, Inc. et al., allege, among other things, that the members of the VaxGen board of directors violated their fiduciary duties by failing to maximize value for VaxGen’s stockholders when negotiating and entering into the merger agreement. The complaints also allege that OXiGENE and VaxGen aided and abetted those purported breaches. Plaintiffs seek, among other things, to enjoin the acquisition of VaxGen by OXiGENE or, in the alternative, to rescind the acquisition should it occur before the lawsuits are resolved. It is possible that similar lawsuits may yet be filed and served. VaxGen and OXiGENE believe that such actions, if any, will be consolidated with the actions described above. VaxGen and OXiGENE intend to vigorously defend these actions. Even meritless lawsuits, however, may carry with them the potential to delay consummation of the merger.

On or about July 7, 2009, VaxGen filed an action in California Superior Court for San Mateo County against Firstenberg Machinery Company alleging claims for breach of contract and common count arising out of Firstenberg Machinery Company’s failure to remit to VaxGen the proceeds from Firstenberg Machinery Company’s sale on consignment of certain equipment, machinery and other property of VaxGen pursuant to a Sales Representative Agreement between the parties. The complaint seeks compensatory damages of at least $77,800. On November 24, 2009, Firstenberg Machinery Company filed an answer to the complaint, denying VaxGen’s allegations, and a cross-complaint against VaxGen, alleging claims for breach of the Sales Representative Agreement, breach of the implied covenant of good faith and fair dealing, unfair business practices, negligent misrepresentation and promissory estoppel. The cross-complaint seeks unspecified damages in excess of $231,000. VaxGen believes that it has valid defenses to the claims alleged in the cross-complaint and intends to vigorously defend against them.

Even if VaxGen is successful in defeating the claims asserted in the putative stockholder class actions and in Firstenberg Machinery Company’s cross-complaint, the costs of defending against such claims could adversely affect the financial condition of OXiGENE or VaxGen and will reduce VaxGen’s net cash at closing, which will reduce the exchange ratio to VaxGen stockholders to the extent not covered by insurance.

OXiGENE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the “Selected Historical Financial Data of OXiGENE” section of this joint proxy statement/prospectus and OXiGENE’s financial statements and the related notes included in this joint proxy statement/prospectus. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. OXiGENE’s actual results could differ materially form those anticipated by the forward-looking statements due to important factors including, but not limited to, those set forth in the “Risks Related to OXiGENE” section of this joint proxy statement/prospectus.

Overview

OXiGENE is a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. OXiGENE’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival and also are associated with visual impairment in a number of ophthalmological diseases and conditions. To date, more than 400 subjects have been treated with ZYBRESTAT in human clinical trials, and the drug candidate has generally been observed to be well-tolerated. In light of the significant safety dataset collected for ZYBRESTAT to date, OXiGENE believes the potential for unexpected toxicity is relatively low.

ZYBRESTAT for Oncology

FACT trial — pivotal registration study with ZYBRESTAT in anaplastic thyroid cancer

ZYBRESTAT is currently being evaluated in a 180-patient, Phase II/III pivotal registration study, which OXiGENE refers to as the FACT trial, as a potential treatment for anaplastic thyroid cancer, or ATC,, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In the FACT trial, patients are randomized either to the treatment arm of the study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, or to the control arm of the study, in which they receive only carboplatin and paclitaxel. In 2007, OXiGENE completed a Special Protocol Assessment, or SPA, process with the U.S. Food and Drug Administration, or FDA, for this pivotal registration study.

The primary endpoint for the FACT trial is overall survival, and the study design incorporates a planned interim analysis, which OXiGENE currently anticipates will occur in the first half of 2010, upon occurrence of a pre-specified number of events (deaths). Depending upon the results observed at the planned interim analysis, which will be conducted by an independent Data Safety Monitoring Committee, the study may be continued as planned; stopped for overwhelming efficacy or for safety considerations; or increased or decreased in size, with respect to the number of patients to be enrolled in the study, in order to appropriately size the study and maintain or increase the probability of observing a statistically significant positive effect on overall survival.

The FDA has also granted Fast Track designation to ZYBRESTAT for the treatment of regionally advanced and/or metastatic ATC. ZYBRESTAT was awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. OXiGENE believes that the ongoing FACT trial in ATC, if successful, will provide a basis for us to seek marketing approval of ZYBRESTAT in ATC.

FALCON trial — randomized, controlled Phase II study with ZYBRESTAT in non-small cell lung cancer

OXiGENE is also currently evaluating ZYBRESTAT in a 60-patient, randomized, controlled Phase II clinical trial, which OXiGENE refers to as the FALCON trial, as a potential first-line treatment for non-small cell lung cancer, or NSCLC. In the FALCON trial, patients are randomized either to the treatment arm of study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, and the anti-angiogenic drug, bevacizumab, or to the control arm of the study, in which they receive a standard combination regimen of carboplatin, paclitaxel and bevacizumab. OXiGENE believes this study, if successful, will provide support for initiating a pivotal registration study with ZYBRESTAT in NSCLC; and more generally, provide clinical validation supporting further evaluation of ZYBRESTAT in combination with commonly used anti-angiogenic therapeutics that act via vascular endothelial growth factor, or VEGF, pathway inhibition.

On November 17, 2009, OXiGENE reported interim safety data from the FALCON study. The data from the planned interim safety analysis indicated that the combination of ZYBRESTAT with carboplatin and paclitaxel plus bevacizumab appeared to be well-tolerated, and that there were no significant overlapping toxicities with bevacizumab. Five of the six patient deaths during the evaluation period were due to disease progression and occurred in the control arm of the study. The data were presented in a poster by a principal investigator for the Phase 2 trial at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference. A further analysis of the efficacy and tolerability of this combination is expected to be presented at the 2010 annual meeting of the American Society of Clinical Oncology, or ASCO, scheduled for June 4-8, 2010 in Chicago, Illinois.

Phase II trial with ZYBRESTAT in platinum-resistant ovarian cancer

On June 1, 2009, results from a Simon two-stage design Phase II trial with ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, in recurrent, platinum-resistant ovarian cancer, sponsored by investigators at the Mount Vernon Cancer Research Centre, UK, were presented at ASCO. This study was conducted in patients whose tumor had achieved less than a partial response or whose treatment progressed within 6 months or less of their last treatment with a platinum-containing chemotherapy regimen. As a result, these patients were expected to have a very low rate of response to any subsequent treatment with a platinum-containing chemotherapy regimen. Because of the low expected response rate, this study did not include a treatment arm involving carboplatin and paclitaxel alone. Instead, a single arm design was chosen to explore the outcome of carboplatin and paclitaxel combined with ZYBRESTAT and to demonstrate the effect of adding a VDA to a treatment protocol with an expected low response rate. OXiGENE believed that any response rate above the low teens would be a meaningful indication of the activity of ZYBRESTAT. Of 44 patients enrolled in this study, 11 (25%) had confirmed partial responses as determined by the Gynecological Cancer InterGroup, or GCIG, response criteria, i.e., response by tumor imaging, or RECIST, and/or ovarian cancer biomarker, or CA-125, criteria. An additional four patients had unconfirmed partial responses by RECIST criteria, and stable disease responses were reported in an additional 16 patients. OXiGENE’s analysis of data from this study indicates that 21 of 44 (48%) patients enrolled in the study experienced clinical benefit, as determined by patients with confirmed and unconfirmed partial responses and patients who achieved and maintained stable disease responses throughout the study for six cycles of treatment. The combination regimen of ZYBRESTAT and carboplatin plus paclitaxel chemotherapy was observed to be well-tolerated with approximately half of the patients completing all six cycles of therapy. OXiGENE believes the results of this study support further development of ZYBRESTAT in ovarian cancer and is considering options for undertaking further randomized, controlled studies in ovarian cancer, including a study or studies which may potentially be undertaken in collaboration with an oncology cooperative study group.

OXiGENE believes that, if successful, the ongoing ZYBRESTAT study program will establish a compelling rationale for further development of ZYBRESTAT as a treatment for:

•	forms of recurrent, metastatic thyroid cancer in addition to ATC;

•	aggressive and difficult-to-treat malignancies;

•	use in combination with chemotherapy in a variety of solid tumors, particularly those in which carboplatin and/or paclitaxel chemotherapy are commonly used; and

•	use in combination with commonly used anti-angiogenic drugs, such as bevacizumab, that act via VEGF pathway inhibition, in various solid tumor indications.

OXiGENE believes these areas for potential further development collectively represent a large potential commercial market opportunity that includes cancers of the thyroid, ovary, kidney, liver, head and neck, breast, lung, skin, brain, colon and rectum.

In addition, based upon preclinical results first published by OXiGENE’s collaborators in the November 2007 online issue of the journal BLOOD, as well as preclinical data presented in April 2009 at the annual meeting of the American Association of Cancer Research (AACR), OXiGENE believes that ZYBRESTAT and its other VDA product candidates, particularly OXi4503, may also have utility in the treatment of hematological malignancies or “liquid tumors,” such as acute myeloid leukemia.

ZYBRESTAT for Ophthalmology

In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, OXiGENE is undertaking an ophthalmology research and development program with ZYBRESTAT, the objective of which is to develop a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. OXiGENE believes that a safe, effective and convenient topically-administered anti-vascular therapeutic would have advantages over currently approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes, in some cases on a chronic monthly basis.

In June 2009, OXiGENE initiated a randomized, double-masked, placebo-controlled Phase II proof-of-mechanism trial, which OXiGENE refers to as the FAVOR trial, with intravenously-administered ZYBRESTAT in patients with polypoidal choroidal vasculopathy (PCV), a form of choroidal neovascularization against which current therapies, including approved anti-angiogenic drugs, appear to provide limited benefit. In parallel with the FAVOR trial, OXiGENE is currently conducting preclinical toxicology and efficacy studies with ZYBRESTAT, administered via topical ophthalmological formulations. OXiGENE believes the architecture of the abnormal vasculature in the retina and choroid that contributes to PCV patients’ loss of vision may be particularly susceptible to treatment with a VDA such as ZYBRESTAT. OXiGENE believes that PCV represents an attractive target indication and development pathway for ZYBRESTAT because, unlike wet age-related macular degeneration, an indication for which several anti-angiogenic drugs are approved or prescribed off-label, it is more appropriate to conduct clinical studies with ZYBRESTAT in patients with PCV without combining or comparing ZYBRESTAT with anti-angiogenic drugs, thereby potentially reducing development time and expense. The objectives of the FAVOR trial and the ongoing preclinical program are to:

•	determine the therapeutic utility of ZYBRESTAT in PCV;

•	determine blood concentrations of drug required for activity in humans and thereby estimate, with the benefit of preclinical data, an appropriate dose of topically-administered ZYBRESTAT to be evaluated in subsequent human clinical studies; and

•	further evaluate the feasibility of and reduce the risk associated with developing a topical formulation of ZYBRESTAT for ophthalmological indications.

To date, OXiGENE has completed preclinical experiments demonstrating that ZYBRESTAT has activity in six different preclinical ophthalmology models, including a model in which ZYBRESTAT was combined with an approved anti-angiogenic drug. OXiGENE has also completed multiple preclinical studies suggesting that ZYBRESTAT, when applied topically to the surface of the eye at doses that appear to be well-tolerated, penetrates to the retina and choroid in quantities that OXiGENE believes should be more than sufficient for therapeutic activity. Finally, OXiGENE has completed and reported results at the 2007 annual meeting of the Association for Research in Vision and Ophthalmology, or ARVO, from a Phase II study in patients with myopic macular degeneration in which all patients in the study met the primary clinical endpoint of vision stabilization at three months after study entry.

Based on results of its preclinical and clinical trials, OXiGENE believes that a topically-applied formulation of ZYBRESTAT (e.g., an eye-drop or other topical formulation) is feasible and may have clinical utility in the treatment of patients with a variety of ophthalmological diseases and conditions, such as PCV, age-related macular degeneration, diabetic retinopathy and neovascular glaucoma, all of which are characterized by abnormal blood vessel growth and associated loss of vision. In addition to having potential utility for treating ocular diseases and conditions that affect tissues in the back of the eye, OXiGENE believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions characterized by abnormal neovascularization that affect tissues in the front of the eye, such as the cornea and iris.

Although several anti-angiogenic therapeutics have been approved and are marketed for ophthalmological indications in which patients are experiencing active disease, the requirement that these therapeutics be injected directly into the eye on a repeated basis is a significant limitation for some patients and may result in serious side-effects. OXiGENE believes that a topical formulation of ZYBRESTAT may:

•	decrease the requirement for or possibly even replace the use of medications injected into the eye;

•	have utility for treating patients with newly developed and/or less severe forms of neovascular ophthalmological diseases and conditions, which could potentially prevent these patients from developing active and/or severe forms of the disease that result in vision loss; and

•	have utility in patients with neovascular ophthalmological diseases and conditions that do not respond well to treatment with currently available therapeutics.

OXi4503, a unique, second generation VDA for oncology indications

OXiGENE is currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types. OXiGENE believes that OXi4503 is differentiated from other VDAs by its dual-action activity. OXiGENE’s data indicate that in addition to having potent vascular disrupting effects, OXi4503 is unique in that it can be metabolized by oxidative enzymes to an orthoquinone chemical species that has direct cytotoxic effects on tumor cells. OXiGENE believes this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, OXiGENE believes that OXi4503 may have enhanced activity in tumor types with relatively high levels of oxidative enzymes that can facilitate the metabolism of the active OXi4503 VDA to a cytotoxic orthoquinone species. These tumor types include hepatocellular carcinoma, melanoma, and myeloid leukemia. In preclinical studies, OXi4503 has shown potent anti-tumor activity against solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.

OXiGENE is currently evaluating OXi4503 in two ongoing clinical trials: a Phase I clinical trial in patients with advanced solid tumors sponsored by Clinical Research United Kingdom; and an OXiGENE-sponsored Phase Ib/IIa trial, initiated in the first quarter of 2009 in patients with solid tumors with hepatic involvement. To date, OXi4503 has been observed to have a manageable side-effect profile similar to that of other agents in the VDA class, potential single-agent clinical activity, and effects on tumor blood flow and tumor metabolic activity, as determined with several imaging modalities. OXiGENE currently anticipates filing a U.S. IND for OXi4503 in an additional Phase I study in the second half of 2009 and initiating a study during 2010.

Collaborations and Recent Developments

In October 2008, OXiGENE announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40 million in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. Under the transaction, OXiGENE granted Symphony ViDA, Inc., a newly-created drug development company, exclusive licenses to ZYBRESTAT for use in ophthalmologic indications and OXi4503. As part of this transaction, OXiGENE maintained the exclusive option, but not the obligation, to purchase the assets of Symphony ViDA. On July 2, 2009, OXiGENE exercised this option to purchase the equity securities of Symphony ViDA in exchange for shares of our common stock. OXiGENE closed on the purchase option on July 20, 2009 and issued 10 million shares of its common stock to Holdings at the closing.

Finally, under a sponsored research agreement with Baylor University, OXiGENE is pursuing discovery and development of novel, small-molecule therapeutics for the treatment of cancer, including small-molecule cathepsin-L inhibitors and hypoxia-activated VDAs. Cathepsin-L is an enzyme involved in protein degradation and has been shown to be closely involved in the processes of angiogenesis and metastasis. Small molecule inhibitors may have the potential to slow tumor growth and metastasis in a manner OXiGENE believes could be complementary with its VDA therapeutics. OXiGENE also believes that our hypoxia-activated VDAs could serve as line-extension products to ZYBRESTAT and/or OXi4503.

Proposed Merger with VaxGen

On October 14, 2009, OXiGENE and VaxGen entered into a merger agreement. The merger agreement provides that OXiGENE will acquire VaxGen in exchange for common stock of OXiGENE. Upon closing of the transaction, VaxGen will become a wholly-owned subsidiary of OXiGENE, and VaxGen stockholders will become stockholders of OXiGENE.

At the closing of the transaction based on the shares of common stock of OXiGENE outstanding as of October 14, 2009, OXiGENE will issue approximately 15.6 million shares of common stock in exchange for all outstanding shares of VaxGen’s common stock. The number of shares issued at closing will be subject to adjustment if VaxGen’s net cash, as of a date shortly before the closing, as agreed by both parties, less certain expenses and liabilities, is greater or less than approximately $33.2 million. Based upon the shares of common stock of OXiGENE and VaxGen outstanding on October 14, 2009 and assuming net cash at closing equals the target net cash of approximately $33.2 million, the stockholders of VaxGen would receive approximately 0.4719 of a share of common stock of OXiGENE for each share of VaxGen common stock. VaxGen currently estimates that its net cash at closing will be below the target amount of net cash, depending on the actual closing date and based on estimated expenses in connection with litigation filed in connection with the proposed merger, litigation pending between VaxGen and Firstenberg Machinery Company and the amount of VaxGen expenses.

In addition to the initial shares issued to VaxGen stockholders described above, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions by the U.S. government for which VaxGen is eligible to receive milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s recombinant protective antigen (rPA) anthrax vaccine product candidate and related technology.

Immediately after the closing and assuming no adjustments for changes in net cash, VaxGen stockholders prior to the merger are expected to own approximately 20% of the outstanding shares of the combined company, and OXiGENE stockholders are expected to own approximately 80%. If all of the escrowed shares are released, OXiGENE anticipates having approximately 87 million shares outstanding. Under these circumstances, VaxGen stockholders prior to the merger would be expected to own approximately 28% of the outstanding shares of the combined company, and the current OXiGENE stockholders would be expected to own approximately 72%, assuming no further issuances of stock by OXiGENE.

Financial Overview

OXiGENE has generated a cumulative net loss of approximately $176,500,000 for the period from its inception through September 30, 2009. OXiGENE expects to incur significant additional operating losses over at least the next several years, principally as a result of its continuing clinical trials and anticipated research and development expenditures. The principal source of OXiGENE’s working capital to date has been the proceeds of private and public equity financings and to a lesser extent the exercise of warrants and stock options. OXiGENE currently has no material amount of licensing or other fee income. OXiGENE expects current cash on hand to fund operations into the second quarter of 2010.

OXiGENE will require significant additional funding to remain a going concern and to fund operations until such time, if ever, OXiGENE becomes profitable. OXiGENE’s independent registered public accounting firm has included an explanatory paragraph in its report on OXiGENE’s 2008 financial statements found elsewhere in this joint proxy statement/prospectus describing an uncertainty about OXiGENE’s ability to continue as a going concern. There can be no assurance that adequate additional financing will be available to OXiGENE on terms that it deems acceptable, if at all. OXiGENE’s failure to successfully complete human clinical trials, develop and market products over the next several years, or to realize product revenues, would materially adversely affect its business, financial condition and results of operations. Royalties or other revenue generated by OXiGENE from commercial sales of its potential products are not expected for several years, if at all.

OXiGENE expects to continue to pursue strategic alliances and consider collaborative development opportunities that may provide it with access to organizations that have capabilities and/or products that are complementary to its own, in order to continue the development of its potential product candidates. However, there can be no assurances that OXiGENE will complete any strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to OXiGENE.

During OXiGENE’s fiscal 2008, OXiGENE primarily invested in commercial paper, investment-grade corporate bonds, asset backed securities and money market funds. In fiscal 2009, OXiGENE has employed an even more conservative investment strategy limited to obligations issued by U.S. treasury and federal agencies, obligations of commercial banks and commercial paper. OXiGENE’s investment objectives are to preserve principal, maintain a high degree of liquidity to meet operating needs and obtain competitive returns subject to prevailing market conditions. OXiGENE expects that income from its investments may decrease in fiscal 2009 as compared to fiscal 2008 due to an expected lower average balance of invested funds and a lower average yield.

In October 2008, OXiGENE announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40 million in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. Under the transaction, OXiGENE granted Symphony ViDA, Inc. (ViDA), a newly-created drug development company, exclusive licenses to ZYBRESTAT for use in ophthalmologic indications and OXi4503. As part of this transaction, OXiGENE maintained the exclusive option, but not the obligation, to purchase the assets of ViDA. On July 2, 2009, OXiGENE exercised this option to purchase the equity securities of ViDA in exchange for shares of OXiGENE common stock. OXiGENE closed on the purchase option on July 20, 2009 and issued 10 million shares of OXiGENE common stock to Symphony ViDA Holdings LLC at the closing. The acquisition included the re-acquisition of the ZYBRESTAT for ophthalmology and OXi4503 development programs and the approximately $12,400,000 in cash and marketable securities held by ViDA.

In February 2008, OXiGENE entered into a Committed Equity Financing Facility (CEFF) with Kingsbridge Capital, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to 5,708,035 shares of OXiGENE common stock or up to an aggregate of $40,000,000 during the next three years. Under the CEFF, OXiGENE is able to draw down in tranches of up to a maximum of 3.5 percent of its closing market value at the time of the draw down or the alternative draw down amount calculated pursuant to the Common Stock Purchase Agreement whichever is less, subject to certain conditions. The purchase price of these shares is discounted between 5 to 12 percent from the volume weighted average price of OXiGENE common stock for each of the eight trading days following the election to sell shares. Kingsbridge is not obligated to purchase shares at prices below $1.25 per share or at a price below 85% of the closing share price of OXiGENE’s stock in the trading day immediately preceding the commencement of the draw down, whichever is higher. In connection with the CEFF, OXiGENE issued a warrant to Kingsbridge to purchase 250,000 shares of OXiGENE common stock at a price of $2.74 per share exercisable beginning six months after February 19, 2008 for a period of five years thereafter. OXiGENE has filed a registration statement on Form S-1 to register the resale by Kingsbridge of the shares issuable to Kingsbridge under the CEFF, which was declared effective by the SEC on May 15, 2008. In June 2008, OXiGENE completed its first drawdown under the CEFF, with net proceeds of approximately $900,000.

In July 2009, OXiGENE also raised approximately $9,052,000 in net proceeds, after deducting placement agents’ fees and other expenses, in a registered direct offering relating to the sale of 6,250,000 units, each unit consisting of (i) one share of common stock, (ii) a five-year warrant to purchase 0.45 shares of common stock at an exercise price of $2.10 per share of common stock and (iii) a short-term warrant to purchase 0.45 shares of common stock at an exercise price of $1.60 per share of common stock, for a purchase price of $1.60 per unit.

The actual and planned uses of proceeds from all of the above financings include the continued development of OXiGENE’s two lead product candidates, ZYBRESTAT and OXi4503, in oncology and ophthalmology.

On October 15, 2009, OXiGENE announced that it entered into a definitive merger agreement to acquire VaxGen in exchange for OXiGENE common stock. The merger agreement has been approved unanimously by the both companies’ boards of directors. The merger is subject to customary closing conditions, including approval of the merger by VaxGen’s stockholders and approval of the issuance of shares of OXiGENE common stock in the merger by OXiGENE’s stockholders, and is expected to be completed in the first quarter of 2010.

OXiGENE’s cash and equivalents balance as of September 30, 2009 was $21,883,000. OXiGENE expects its current cash and cash equivalents balance to support its operations into the second quarter of 2010. If the VaxGen acquisition is completed as planned and assuming the lease liability is paid out monthly without a settlement through 2010, the additional capital is expected to support operations through the first quarter of 2011, and OXiGENE will need to access additional funds to remain a going concern beyond that timeframe. If the VaxGen acquisition is not completed as planned, OXiGENE will need to access additional funds to remain a going concern beyond the second quarter of 2010. Such funding may not be available to OXiGENE on acceptable terms, or at all. If OXiGENE is unable to access additional funds when needed, it may not be able to continue the development of its product candidates or it could be required to delay, scale back or eliminate some or all of its development programs and other operations. OXiGENE may seek to access additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to OXiGENE’s current stockholders and debt financing, if available, may involve restrictive covenants. If OXiGENE accesses funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to it, rights to some of its technologies or product candidates that OXiGENE would otherwise seek to develop or commercialize on its own. OXiGENE’s failure to access capital when needed may harm its business, financial condition and results of operations.

OXiGENE is committed to a disciplined financial strategy and as such maintains a limited employee and facilities base, with development, scientific, finance and administrative functions, which include, among other things, product development, regulatory oversight and clinical testing. OXiGENE’s research and development team members typically work on a number of development projects concurrently. Accordingly, OXiGENE does not separately track the costs for each of these research and development projects to enable separate disclosure of these costs on a project-by-project basis. OXiGENE conducts scientific activities pursuant to collaborative arrangements with universities. Regulatory and clinical testing functions are generally contracted out to third-party, specialty organizations.

Results of Operations

Nine Months Ended September 30, 2009 and 2008

Revenue

OXiGENE reported $0 and $13,000 in license revenue for the nine months ended September 30, 2009 and 2008, respectively.

Costs and expenses

The following table summarizes OXiGENE’s operating expenses for the periods indicated, in thousands and as a percentage of total expenses. This table also provides the changes in OXiGENE’s operating expense components and their percentages:

	Nine Months Ended Sept 30,
	2009		2008
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Research and development	$16,459	73%	$13,869	69%	$2,590	19%
General and administrative	6,089	27%	6,304	31%	(215)	(3)%

Total operating expenses	$22,548	100%	$20,173	100%	$2,375	12%

Research and development expenses

The table below summarizes the most significant components of OXiGENE’s research and development expenses for the periods indicated, in thousands and as a percentage of total research and development expenses. The table also provides the changes in these components and their percentages:

	Nine Months Ended Sept 30,
	2009		2008		Increase
		% of Total		% of Total	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

External services	$10,273	62%	$10,202	74%	$71	1%
Employee compensation and related	5,770	35%	3,215	23%	2,555	79%
Stock-based compensation	113	1%	208	1%	(95)	(46)%
Other	303	2%	244	2%	59	24%

Total research and development	$16,459	100%	$13,869	100%	$2,590	19%

The most significant increase in research and development expenses for the nine-month period ended September 30, 2009, as compared to the nine months ended September 30, 2008, is in employee compensation and related expenses as a result of an average increase over the nine-month period of 15 employees in 2009 resulting in an increase in the amount of salaries and benefits of $1,650,000 and an additional cost increase of $535,000 for two executive severance packages. The remaining variances in employee compensation and related costs were an increase, in the 2009 period, of $125,000 for recruitment fees, an increase of $165,000 for employee travel on OXiGENE’s research and development programs and an increase in $80,000 in temporary employee cost. The external services costs increase of $71,000 was offset by a decrease of $95,000 in stock-based compensation expense.

General and administrative expenses

The table below summarizes the most significant components of OXiGENE’s general and administrative expenses for the periods indicated, in thousands and as a percentage of total general and administrative expenses. The table also provides the changes in these components and their percentages:

	Nine Months Ended Sept 30,
	2009		2008		Increase
		% of Total		% of Total	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Employee compensation and related	$2,198	36%	$2,045	32%	$153	7%
Stock-based compensation	331	5%	952	15%	(621)	(65)%
Consulting and professional services	2,205	36%	2,038	32%	167	8%
Facilities and related	810	13%	578	9%	232	40%
Other	545	10%	691	12%	(146)	(21)%

Total general and administrative	$6,089	100%	$6,304	100%	$(215)	(3)%

During the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008, general and administrative costs decreased by a total of $215,000. This decrease was caused primarily by a decrease of $621,000 in stock-based compensation which was driven by the forfeiture of options by directors and executive officers who have resigned or did not stand for re-election at the 2009 annual meeting of OXiGENE stockholders and a decrease of $146,000 of all other administrative costs. These were partially offset by increases in employee compensation and related, consulting and professional services and facilities and related costs. Employee compensation and related costs increased by $153,000 as a result of an increase in travel costs of $23,000 and an increase in administrative costs of $130,000 related to ViDA, which was formed in the fourth quarter of 2008. Consulting and professional services costs increased by $167,000, primarily due to increased legal and consulting fees in connection with an initiative OXiGENE undertook to review and improve OXiGENE’s quality, vendor oversight and regulatory compliance systems, as well as advisory services in connection with the formation and maintenance of ViDA. These increases in consulting and professional services costs were slightly offset by a reduction in Board of Directors fees and expenses. Facilities related expenses increased by approximately $232,000 in the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008. This increase was due to higher rent expense of approximately $203,000 in connection with moving into OXiGENE’s new corporate headquarters in South San Francisco, California and increased computer and office supplies expenses related to more space and increased headcount.

Three Months Ended September 30, 2009 and 2008

Revenue

OXiGENE reported $0 and $13,000 in license revenue for the three months ended September 30, 2009 and 2008, respectively.

Costs and expenses

The following table summarizes OXiGENE’s operating expenses for the periods indicated, in thousands and as a percentage of total expenses. This table also provides the changes in OXiGENE’s operating components and their percentages:

	Three Months Ended Sept 30,
	2009		2008
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Research and development	$5,978	77%	$5,004	69%	$974	19%
General and administrative	1,762	23%	2,234	31%	(472)	(21)%

Total operating expenses	$7,740	100%	$7,238	100%	$502	7%

Research and development expenses

The table below summarizes the most significant components of OXiGENE’s research and development expenses for the periods indicated, in thousands and as a percentage of total research and development expenses. The table also provides the changes in these components and their percentages:

	Three Months Ended Sept 30,
	2009		2008		Increase
		% of Total		% of Total	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

External services	$3,819	64%	3,592	72%	227	6%
Employee compensation and related	1,966	33%	1,275	25%	691	54%
Stock-based compensation	40	1%	50	1%	(10)	(20)%
Other	153	2%	87	2%	66	76%

Total research and development	$5,978	100%	$5,004	100%	$974	19%

Research and development expenses for the three months ended September 30, 2009 increased by approximately $974,000 versus the three months ended September 30, 2008. The most significant increase in research and development expenses is in employee compensation and related expenses of $691,000 as a result of an average increase over the three-month period in 2009 versus 2008 of 16 employees, resulting in an increase of $561,000 of salary and benefits and an additional $232,000 in severance cost for a former employee. These costs and increased employee travel of $74,000 were partially offset by a non-recurring savings of external recruiting costs for research and development personnel of $176,000 as OXiGENE hired an internal recruiter whose costs are recorded in general and administrative expenses. External services costs increased by $227,000 in the three months ended September 30, 2009 versus the three months ended September 30, 2008 as a result of increasing cost associated with patient recruitment on OXiGENE’s non-small cell lung cancer (NSCLC) study and its OXi4503 study.

General and administrative expenses

The table below summarizes the most significant components of OXiGENE’s general and administrative expenses for the periods indicated, in thousands and as a percentage of total general and administrative expenses. The table also provides the changes in these components and their percentages:

	Three Months Ended Sept 30,
	2009		2008		Increase
		% of Total		% of Total	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Employee compensation and related	$678	38%	$476	21%	$202	42%
Stock-based compensation	$118	7%	401	18%	(283)	(71)%
Consulting and professional services	$561	32%	750	34%	(189)	(25)%
Facilities and related	$249	14%	312	14%	(63)	(20)%
Other	$156	9%	295	13%	(139)	(47)%

Total general and administrative	$1,762	100%	$2,234	100%	$(472)	(21)%

Over the three-month period ended September 30, 2009 in comparison to the three-month period ended September 30, 2008 general and administrative costs decreased by $472,000. Stock-based compensation decreased by $283,000 which was driven by the forfeiture of options by directors and executive officers who have resigned or did not stand for reelection at the 2009 annual meetings of OXiGENE stockholders. Consulting and professional services costs decreased by $189,000 due to non-recurring patent-related legal costs and lower board fees for the three-month period ended September 30, 2009, partially offset by higher accounting-related fees. Facilities and related costs decreased due to the move in June 2009 to a smaller space in Waltham, Massachusetts, saving approximately $21,000 per month. These decreases were partially offset by increased cost of $202,000 in employee compensation and related costs as a result of $30,000 in ViDA-related costs not incurred during the three-month period in 2008, and in September 2008, OXiGENE reversed the year-to-date accrual related to the incentive compensation bonus. This resulted in a non-recurring decrease in costs for the three months ended September 30, 2008.

Other Income and Expense

The table below summarizes Other Income and Expense in OXiGENE’s Income Statement for the periods indicated, in thousands.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Investment income	24	102	94	546
Gain (loss) in change of fair value of warrants	791	—	1,032	—
Other income (expense), net	(18)	15	(62)	13

Investment Income was $94,000 and $546,000 for the nine-month period ended September 30, 2009 and 2008, respectively. The change is primarily a result of a reduction in the average month end cash balance and lower rate of return during the nine-month period ended September 30, 2009 as compared to the same period in 2008. Investment Income was $24,000 and $102,000 for the three-month periods ended September 30, 2009 and 2008, respectively. The Other Income balances are derived from OXiGENE’s gain and loss on foreign currency exchange and reflect both a change in number of foreign clinical trials and the fluctuation in exchange rates.

OXiGENE recorded an unrealized gain of approximately $791,000 and $1,032,000 for the three-and nine-month periods ended September 30, 2009, respectively, as a result of the change in the estimated Fair Market Value (“FMV”) of its Derivative Liabilities and the common stock warrants issued in connection with the Offering discussed in Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in the Company’s Common Stock, Note 1 to the financial statements for the nine-month period ended September 30, 2009, Summary of Significant Accounting Policies.

Years ended December 31, 2008 and 2007

Revenues

OXiGENE recognized approximately $12,000 in licensing revenue in each of the years ended December 31, 2008 and 2007, in connection with the license of its nutritional and diagnostic technology. Future revenues, if any, from this license agreement are expected to continue to be minimal.

OXiGENE’s future revenues will depend upon its ability to establish collaborations with respect to, and generate revenues from products currently under development by it. OXiGENE expects that it will not generate meaningful revenue in fiscal 2009 unless and until it enters into new collaborations providing for funding through the payment of licensing fees and up-front payments.

Costs and expenses

The following table summarizes OXiGENE’s operating expenses for the periods indicated, in thousands and as a percentage of total expenses:

	2008		2007
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Research and development	$18,434	71%	$14,130	63%	$4,304	30%
General and administrative	7,518	29%	8,155	37%	(637)	(8)%

Total operating expenses	$25,952	100%	$22,285	100%	$3,667	16%

OXiGENE expects that as it continues to develop the two lead potential product candidates, ZYBRESTAT and OXi4503, the percentage of research and development expenses to total operating expenses will continue to increase.

Research and development expenses

The table below summarizes the most significant components of OXiGENE’s research and development expenses for the periods indicated, in thousands and as a percentage of total research and development expenses and provides the changes in these components and their percentages:

	2008		2007
		% of Total		% of Total
		Research &		Research &	Increase
		Development		Development	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

External services	$13,273	72%	$9,552	68%	$3,721	39%
Employee compensation and related	4,490	24%	3,939	28%	551	14%
Stock-based compensation	337	2%	320	2%	17	5%
Other	334	2%	319	2%	15	5%

Total research and development	$18,434	100%	$14,130	100%	$4,304	30%

External services expenses are comprised of costs incurred for consultants, contractors and outside service providers that assist in the management and support of OXiGENE’s development programs. The increase in these costs in fiscal 2008 over fiscal 2007 is primarily attributable to an increase in expenditures on OXiGENE’s ZYBRESTAT oncology programs, namely, OXiGENE’s Phase II/III clinical trial for the treatment of anaplastic thyroid cancer, OXiGENE’s Phase II trial in combination with bevacizumab® for the treatment of non small cell lung cancer, and OXiGENE’s Phase II trial for the treatment of platinum resistant ovarian cancer, totaling approximately $4,704,000. These increases were offset by decreases in expenditures on both OXiGENE’s Phase I trial of OXi4503 in solid tumors and OXiGENE’s Phase I trial of ZYBRESTAT in combination with bevacizumab in solid tumors, totaling approximately $1,018,000. In addition, OXiGENE experienced an increase in its pre- clinical study expenses of approximately $871,000, which was offset by a decrease in drug manufacturing expenses of approximately $753,000.

The increase in employee compensation and related expenses is attributable to an increase in the average number of employees in fiscal 2008 over fiscal 2007 of approximately 30%.

OXiGENE expects that with the continued development of its two lead product candidates, ZYBRESTAT and OXi4503 in oncology and ophthalmology, OXiGENE’s research and development expenses will continue to increase. As a result, OXiGENE expects that the percentage of external services expenses to total research and development expenses will continue to increase as well.

General and administrative expenses

The table below summarizes the most significant components of OXiGENE’s general and administrative expenses for the periods indicated, in thousands and as a percentage of total general and administrative expenses and provides the changes in these components and their percentages:

	2008		2007
		% of Total		% of Total
		General &		General &	Increase
		Administrative		Administrative	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Employee compensation and related	$2,111	28%	$2,574	31%	$(463)	(18)%
Stock-based compensation	663	9%	1,472	18%	(809)	(55)%
Consulting and professional services	2,931	39%	2,326	29%	605	26%
Facilities related	893	12%	727	9%	166	23%
Other	920	12%	1,056	13%	(136)	(13)%

Total general and administrative	$7,518	100%	$8,155	100%	$(637)	(8)%

The decrease in employee compensation and related expenses in fiscal 2008 from fiscal 2007 of is due to payments and awards made in 2007 in accordance with executive employment agreements and the addition of a senior level executive in 2007 that were not repeated in fiscal 2008. The decrease in stock-based compensation in fiscal 2008 from fiscal 2007 is attributable to the departure of OXiGENE’s former Chief Executive Officer in 2008 and the full vesting in fiscal 2007 of a number of options granted to OXiGENE’s directors and officers that was not repeated in fiscal 2008. As grants of equity awards have not historically been made on a consistent basis year to year, the expense recognized for stock-based compensation is highly variable.

The increase in consulting and professional services expenses in fiscal 2008 over fiscal 2007 is primarily attributable to increases in legal and contracted services and advisory costs, totaling approximately $541,000 in connection with the establishment of OXiGENE’s committed equity financing facility and the initiation of Symphony ViDA Inc. The increase in facilities related expense is due to the expansion of office space in the San Francisco area in fiscal 2008 over 2007 and an increase in the average number of employees to support the continued development of OXiGENE’s product candidates. The decrease in other expenses in fiscal 2008 from fiscal 2007 of $136,000 is consistent with the overall reduction in spending in the combined general and administrative expense categories.

OXiGENE expects that it will continue to incur general and administrative expenses at an appropriate level to support the ongoing development of its potential product candidates and to meet the requirements of being a public company.

Other Income and Expenses

In fiscal 2008, OXiGENE recorded a gain of $3,335,000 relating to the change in fair value of outstanding warrants, which are accounted for as liabilities. The majority of this gain, or $3,312,000, is due to the Direct Investment Warrant issued to Symphony Capital in October 2008 and exercised by them in December 2008 following the approval by OXiGENE’s stockholders of the issuance of OXiGENE’s common stock underlying the warrant at a special meeting of stockholders on December 9, 2008. The gain represents the change in value between the Direct Investment Warrant issue date and December 30, 2008, the date that the Direct Investment Warrant was exercised. The remainder of the gain reflects the change during the fourth quarter in value of the CEFF Warrant issued to Kingsbridge Capital.

Investment income decreased by approximately $1,337,000, or 68%, in fiscal 2008, compared to fiscal 2007, primarily due to a combination of lower average cash, cash equivalents and available-for-sale marketable securities balances during 2008 and by lower average interest rates and returns on investments.

Tax Matters

At December 31, 2008, OXiGENE had net operating loss carry-forwards of approximately $155,011,000 for U.S. income tax purposes, which will be expiring for U.S. purposes through 2028. Due to the degree of uncertainty related to the ultimate use of these loss carry-forwards, OXiGENE has fully reserved this future benefit. Additionally, the future utilization of the U.S. net operating loss carry-forwards is subject to limitations under the change in stock ownership rules of the Internal Revenue Service. The valuation allowance increased by approximately $9,612,000 and approximately $8,485,000 for the years ended December 31, 2008 and 2007, respectively, due primarily to the increase in net operating loss carry-forwards.

Years ended December 31, 2007 and 2006

Revenues

During the year ended December 31, 2007, OXiGENE recognized approximately $12,000 in licensing revenue in connection with the license of its nutritional and diagnostic technology. OXiGENE did not recognize any licensing revenue during the year ended December 31, 2006. Future revenues, if any, from this license agreement are expected to be minimal.

Costs and expenses

The following table summarizes OXiGENE’s operating expenses for the periods indicated, in thousands and as a percentage of total expenses:

	2007		2006
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Research and development	$14,130	63%	$10,816	60%	$3,314	31%
General and administrative	8,155	37%	7,100	40%	1,055	15%

Total operating expenses	$22,285	100%	$17,916	100%	$4,369	24%

Research and development expenses

The table below summarizes the most significant components of OXiGENE’s research and development expenses for the periods indicated, in thousands and as a percentage of total research and development expenses and provides the changes in these components and their percentages:

	2007		2006
		% of Total		% of Total
		Research &		Research &	Increase
		Development		Development	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

External services	$9,552	68%	$6,064	56%	$3,488	58%
Employee compensation and related	3,939	28%	4,007	37%	(68)	(2)%
Stock-based compensation	320	2%	473	4%	(153)	(32)%
Other	319	2%	272	3%	47	17%

Total research and development	$14,130	100%	$10,816	100%	$3,314	31%

External services expenses are comprised of costs incurred for consultants, contractors and outside service providers that assist in the management and support of OXiGENE’s development programs. The increase in these costs in fiscal 2007 over fiscal 2006 is attributable to the further development of OXiGENE’s two primary potential product candidates, ZYBRESTAT in both oncology and ophthalmology and OXi4503 in oncology. In particular, in June 2007, OXiGENE initiated its Phase II/III trial of ZYBRESTAT in the treatment of anaplastic thyroid cancer, a multi-center, 180-patient clinical trial. This is the largest clinical trial OXiGENE has undertaken to date. In addition, OXiGENE initiated a clinical trial of ZYBRESTAT in combination with bevacizumab (Avastin®) in late November 2006, and such trial was ongoing for all of fiscal 2007.

Decreases in both employee compensation and related expenses as well as stock-based compensation expense is attributable to a decrease in the average number of employees in fiscal 2007 over fiscal 2006.

General and administrative expenses

The table below summarizes the most significant components of OXiGENE’s general and administrative expenses for the periods indicated, in thousands and as a percentage of total general and administrative expenses and provides the changes in these components and their percentages:

	2007		2006
		% of Total		% of Total
		General &		General &	Increase
		Administrative		Administrative	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Employee compensation and related	$2,574	32%	$2,137	30%	$437	20%
Stock-based compensation	1,472	18%	1,392	20%	80	6%
Consulting and professional services	2,326	28%	1,994	28%	332	17%
Facilities related	727	9%	561	8%	166	30%
Other	1,056	13%	1,016	14%	40	4%

Total general and administrative	$8,155	100%	$7,100	100%	$1,055	15%

Approximately 50% of the overall increase in general and administrative expenses in fiscal 2007 over fiscal 2006 is attributable to employee compensation and related expenses and stock-based compensation. Although the average number of employees decreased from 2006 to 2007, the increase in such expense is due to payments and awards made in 2007 in accordance with executive employment agreements and the addition of a senior level executive in 2007, as OXiGENE continues to build and develop its administrative capabilities to appropriately support its development programs. The increase in consulting and professional services expense is due to additional advisory services as OXiGENE supports the continued advancement of its development programs. The increase in facilities related expense is due to the establishment of office space in the San Francisco area in 2007.

Other Income and Expenses

Investment income decreased by approximately $547,000, or 22%, in fiscal 2007, compared to fiscal 2006, primarily due to lower average cash, cash equivalents and available-for-sale marketable securities balances during the respective periods offset in part by higher average interest rates and returns on investments.

Liquidity and Capital Resources

To date, OXiGENE has financed its operations principally through net proceeds received from private and public equity financing and in fiscal 2008, from research and development services provided to Symphony ViDA Inc. OXiGENE has experienced net losses and negative cash flow from operations each year since its inception, except in fiscal 2000. As of December 31, 2008, OXiGENE had an accumulated deficit of approximately $159,202,000, and as of September 30, 2009, OXiGENE had an accumulated deficit of approximately $176,500,000. OXiGENE expects to incur increased expenses, resulting in losses, over at least the next several years due to, among other factors, its continuing and planned clinical trials and anticipated research and development activities. OXiGENE had cash, cash equivalents and available-for-sale securities of approximately $18,918,000 at December 31, 2008. In addition, investments held by ViDA were $14,663,000 as of December 31, 2008.

In July 2009, OXiGENE completed the purchase of ViDA and completed a registered direct offering of its common stock and warrants in order to raise capital bringing OXiGENE’s cash and equivalents balance as of September 30, 2009 to $21,883,000.

The following table summarizes OXiGENE’s cash flow activities for the periods indicated, in thousands:

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2009	2008	2007	2006

Operating activities:
Consolidated net loss	$(21,484)	$(21,921)	$(20,389)	$(15,457)
Non-cash adjustments to net loss	(385)	(2,181)	1,912	1,921
Changes in operating assets and liabilities	1,112	704	1,293	233

Net cash used in operating activities	(20,757)	(23,398)	(17,184)	(13,303)
Investing activities:
Net (increase) decrease in available-for-sale securities	753	19,142	10,275	(3,576)
Net decrease (increase) in available-for-sale securities held by Symphony ViDA, Inc.	2,319	(14,663)	—	—
Purchase of furniture, fixtures and equipment	(100)	(113)	(95)	(194)
Other	(3)	137	(156)	5

Net cash provided by (used in) investing activities	2,969	4,503	10,024	(3,765)
Financing activities:
Proceeds from issuance of common stock, net of fees	9,052	14,691	—	411
Proceeds from purchase of noncontrolling interest by shareholders in Symphony ViDA, Inc, net of fees	—	13,952	—	—
Proceeds from Symphony ViDA acquisition, net of acquisition costs	12,344	—	—	—

Net cash provided by financing activities	21,396	28,643	—	411

Increase (Decrease) in cash and cash equivalents	3,608	9,748	(7,160)	(16,657)
Cash and cash equivalents at beginning of year	18,275	8,527	15,687	32,344

Cash and cash equivalents at end of year	$21,883	$18,275	$8,527	$15,687

A major component of the non-cash adjustments to net loss in the nine-month period ended September 30, 2009 is compensation expense of $516,000 related to the issuance of options and restricted stock, Board of Directors compensation and four months of expense relating to OXiGENE’s 2009 employee stock purchase plan (“ESPP”). The net change in operating assets and liabilities is attributable to an increase in accounts payable, accrued expenses and other payables of $2,108,000 offset by an increase in restricted cash of $140,000 and in prepaid expenses and other current assets of $856,000. The decrease in available-for-sale securities of $643,000 is primarily attributable to OXiGENE’s short-term product development-related cash requirements.

On October 15, 2009, OXiGENE announced that it entered into a definitive merger agreement to acquire VaxGen in exchange for OXiGENE common stock. The merger agreement has been approved unanimously by both companies’ boards of directors. The merger is subject to customary closing conditions, including approval of the merger by VaxGen’s stockholders and approval of the issuance of shares of OXiGENE common stock in the merger by OXiGENE’s stockholders, and is expected to be completed in the first quarter of 2010.

OXiGENE’s cash and equivalents balance as of September 30, 2009 was $21,883,000. OXiGENE’s cash utilization amount is highly dependent on the progress of its potential-product development programs, particularly, the results of its pre-clinical projects, the cost timing and outcomes of regulatory approvals for its product candidates, the terms and conditions of its contracts with service providers for these programs, the rate of recruitment of patients in its human clinical trials, much of which is not within OXiGENE’s control as well as the timing of hiring development staff to support its product development plans. OXiGENE may be able to access its Kingsbridge Committed Equity Financing Facility (CEFF) to augment its existing capital resources as long as the current market value of its common stock remains above the minimum price required for draw downs under its agreement with Kingsbridge. As of November 13, 2009, OXiGENE’s stock price closed at $1.33 per share, which is above the minimum price required for draw downs under the CEFF. OXiGENE intends to aggressively pursue other forms of capital infusion, including strategic alliances with organizations that have capabilities and/or products that are complementary to its own, in order to continue the development of its potential product candidates.

OXiGENE’s cash requirements may vary materially from those now planned for or anticipated by management due to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to: OXiGENE’s ability to complete the acquisition of VaxGen in a timely manner or at all; the progress of and results of OXiGENE’s pre-clinical testing and clinical trials of its VDA product candidates under development, including ZYBRESTAT, its lead product candidate, and OXi4503; the progress of its research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that OXiGENE devotes to developing manufacturing methods and advanced technologies; OXiGENE’s ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable it to continue its development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing OXiGENE’s patent claims, or defending itself against possible claims of infringement by it of third-party patent or other technology rights; the costs of commercialization activities and arrangements, if any, undertaken by OXiGENE; and, if and when approved, the demand for OXiGENE’s products, which demand is dependent in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, for example the range of indications for which any product is granted approval.

OXiGENE expects its current cash and cash equivalents balance to support its operations into the second quarter of 2010. OXiGENE’s independent registered public accounting firm has included an explanatory paragraph in its report on OXiGENE’s 2008 financial statements found elsewhere in this joint proxy statement/prospectus describing an uncertainty about OXiGENE’s ability to continue as a going concern. If the VaxGen acquisition is completed as planned and assuming the lease liability is paid out monthly without a settlement through 2010, the additional capital is expected to support operations through the first quarter of 2011 and OXiGENE will need to access additional funds to remain a going concern beyond that timeframe. If the VaxGen acquisition is not completed as planned, OXiGENE will need to access additional funds to remain a going concern beyond the second quarter of 2010. Such funding may not be available to OXiGENE on acceptable terms, or at all. If OXiGENE is unable to access additional funds when needed, it may not be able to continue the development of its product candidates or it could be required to delay, scale back or eliminate some or all of its development programs and other operations. OXiGENE may seek to access additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to OXiGENE’s current stockholders and debt financing, if available, may involve restrictive covenants. If OXiGENE accesses funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to it, rights to some of its technologies or product candidates that OXiGENE would otherwise seek to develop or commercialize on its own. OXiGENE’s failure to access capital when needed may harm its business, financial condition and results of operations.

Critical Accounting Policies and Significant Judgments and Estimates

OXiGENE’s management’s discussion and analysis of OXiGENE’s financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles.

The preparation of these financial statements requires OXiGENE to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, OXiGENE evaluates its estimates and judgments, including those related to intangible assets. OXiGENE bases its estimates on historical experience and on various other factors that are believed to be appropriate under the circumstances, the results of which form the basis for making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

While OXiGENE’s significant accounting policies are more fully described in Note 1 to OXiGENE’s financial statements included in this report, OXiGENE believes the following accounting policies are most critical to aid in fully understanding and evaluating its reported financial results.

Consolidation of Variable Interest Entity

OXiGENE consolidated the financial position and results of operations of Symphony ViDA, Inc. (“ViDA”) from October 2008 when it entered into a strategic collaboration with Symphony Capital Partners, L.P. (“Symphony”), until July 20, 2009 when OXiGENE acquired 100% of ViDA pursuant to an Amended and Restated Purchase Option Agreement. Under the collaboration, OXiGENE entered into a series of related agreements with Symphony ViDA Holdings LLC, or Holdings. Pursuant to those agreements, Holdings formed and capitalized ViDA, in order (a) to hold certain intellectual property related to two of OXiGENE’s product candidates, and (b) to fund commitments of up to $25,000,000. The funding supported pre-clinical and clinical development by OXiGENE, on behalf of ViDA, for ZYBRESTAT for ophthalmology and OXi4503.

OXiGENE determined ViDA was by design a VIE because OXiGENE had a purchase option to acquire its outstanding voting stock at prices fixed based upon the date the option was to be exercised. The fixed nature of the purchase option price limited Symphony’s returns, as the investor in ViDA. Further, due to the direct investment from Holdings in OXiGENE common stock, as a related party ViDA was a VIE of which OXiGENE was the primary beneficiary.

Acquisition of ViDA pursuant to an Amended and Restated Purchase Option Agreement

On July 2, 2009, OXiGENE, Holdings and ViDA entered into a series of related agreements pursuant to which such parties agreed to amend the terms of the purchase option, as set forth in an amended and restated purchase option agreement (the “Amended Purchase Option Agreement”). In connection with such amendment, OXiGENE and Holdings also entered into an amended and restated registration rights agreement (the “Amended Registration Rights Agreement” and together with the Amended Purchase Option Agreement, the “Transaction Documents”).

Under the Amended Purchase Option Agreement, OXiGENE issued 10,000,000 newly-issued shares of OXiGENE common stock in exchange for all of the equity of ViDA. OXiGENE re-acquired all of the rights to the ZYBRESTAT for ophthalmology and OXi4503 programs that had been licensed to ViDA. In addition, the approximately $12,400,000 in cash and marketable securities held by ViDA was transferred to OXiGENE. After the purchase option was exercised, ViDA became a wholly-owned subsidiary of OXiGENE and ceased being a variable interest entity.

OXiGENE recorded the acquisition of ViDA as a capital transaction and the $10,383,000 excess of the fair market value of the common shares issued by OXiGENE ($15,600,000) over the carrying value of the noncontrolling interest ($5,217,000) is reflected directly in equity as a reduction to Additional paid-in capital. As a result, the noncontrolling interest balance was eliminated. The reduction to Additional paid-in capital was also presented as an increase in the loss applicable to common stock within the calculation of basic and diluted earnings per share.

Under the Amended Purchase Option Agreement, in the event that OXiGENE issues additional securities prior to January 2, 2010, Symphony has the right to receive additional securities in an amount reflecting the difference in value of the securities at the time of issuance and the aggregate value of the consideration Symphony has already received under the Amended Purchase Option Agreement and in connection with the Registered Direct Offering on July 20, 2009. Pursuant to those transactions, OXiGENE issued to Holdings 10,000,000 newly issued shares of OXiGENE common stock in exchange for all of the equity of ViDA. The approximately $12,400,000 in cash and cash equivalents held by ViDA were transferred to OXiGENE as part of the transaction. Holdings’ right to receive further consideration, in the event that OXiGENE issues additional securities prior to January 20, 2010, is subject to the limitation that no more than 10,000,000 shares will be issued to Holdings without further shareholder approval. If Symphony would otherwise be entitled to receive more consideration, Symphony may request such combination of shares of common stock and any other securities of OXiGENE as would, in Symphony’s sole determination, provide a value to Symphony not in excess of the purchase price for the purchase option, or approximately $12,400,000. This provision represents a financial instrument; however, given, among other considerations, the low probability that the above conditions will ever be met before the January 2010 expiration, management has concluded that the fair value of this financial instrument is immaterial. Symphony has indicated to OXiGENE that it does not intend to exercise its right to receive further consideration in connection with the issuance of shares to VaxGen pursuant to the proposed merger.

The two members of the OXiGENE Board of Directors appointed by Symphony, Mr. Mark Kessel and Dr. Alastair Wood, remain on the Board, and OXiGENE expects to maintain its advisory relationships with Symphony and RRD International LLC. The Additional Funding Agreement, dated October 1, 2008, has been terminated in connection with the execution of the Transaction Documents pursuant to the Termination Agreement dated July 2, 2009. The closing of the transaction occurred on July 20, 2009.

Accounting and Reporting of Noncontrolling Interests

Earnings or losses attributed to the noncontrolling interests are reported as part of consolidated earnings and not as a separate component of income or expense. Accordingly, OXiGENE reported the consolidated earnings of ViDA in its consolidated statement of operations from October 2008, when it entered into a strategic collaboration with Symphony, until July 20, 2009, when OXiGENE acquired 100% of the equity of ViDA pursuant to the Amended and Restated Purchase Option Agreement. Once becoming OXiGENE’s wholly-owned subsidiary, the operating results of ViDA continued to be included in OXiGENE’s consolidated statement of operations but were no longer subject to the presentation requirements applicable to noncontrolling interests.

Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in OXiGENE’s Common Stock

In February 2008, OXiGENE issued five-year warrants exercisable beginning in August 2008 to Kingsbridge Capital Limited in consideration for entering into a Committed Equity Financing Facility (“CEFF”) (See Note 3). Through these warrants (the “CEFF Warrants”), Kingsbridge may purchase from OXiGENE up to 250,000 shares of common stock with an exercise price of $2.74 per share. As of September 30, 2009, none of these warrants had been exercised.

In connection with the strategic collaboration with Symphony in October 2008, OXiGENE agreed that should the development committee of ViDA determine that ViDA needs additional funding and that funding is provided by Holdings, OXiGENE would issue to Holdings shares of its common stock having a value of up to $1,000,000 (the “Additional Investment Shares”) on the date of issuance. Because the closing price of OXiGENE common stock as of the additional closing date was not determinable, the number of potential shares issuable to Holdings to satisfy this $1,000,000 Additional Investment Shares obligation would not be known and there was a possibility that the number of shares necessary to settle the Additional Investment Shares obligation would be greater than the number of shares that OXiGENE had authorized.

Due to the indeterminable number of shares that would have been required to meet the $1,000,000 Additional Investment Shares obligation OXiGENE determined that there was a possibility it may not have had sufficient authorized shares to settle its outstanding financial instruments. OXiGENE’s policy with regard to settling outstanding financial instruments is to settle those with the earliest maturity date first, which essentially sets the order of preference for settling the awards. OXiGENE accounted for the Additional Investment Shares and CEFF Warrant (collectively the “Derivative Instruments”) as liabilities. OXiGENE began treatment of these Derivative Instruments as liabilities (collectively the “Derivative Liabilities”) as of October 17, 2008, the initial funding and effective date of the Symphony transaction.

As of June 30, 2009, the Additional Investment Shares had a fair value of zero as a result of the Additional Funding Agreement being terminated by OXiGENE through the Amended Purchase Option Agreement executed on July 2, 2009. As a result of the Additional Investment Share obligation being terminated, the possibility that OXiGENE may not have sufficient authorized shares to settle its outstanding financial instruments was eliminated. OXiGENE re-measured the fair value of the CEFF Warrants as of July 20, 2009, resulting in a gain of $70,000, and reclassified the warrants to equity.

On July 20, 2009, OXiGENE raised approximately $10,000,000 in gross proceeds, before deducting placement agents’ fees and other offering expenses, in a registered direct offering (the “Offering”) relating to the sale of 6,250,000 units, each unit consisting of (i) one share of common stock, (ii) a five-year warrant (“Direct Registration Series I”) to purchase 0.45 shares of common stock at an exercise price of $2.10 per share of common stock and (iii) a short-term warrant (“Direct Registration Series II”) to purchase 0.45 shares of common stock at an exercise price of $1.60 per share of common stock, for a purchase price of $1.60 per unit (the “Units”). The short-term warrants are exercisable during a period beginning on the date of issuance until the later of (a) nine months from the date of issuance and (b) ten trading days after the earlier of (i) the public announcement of the outcome of the planned interim analysis by the Independent Data Safety Monitoring Committee of data from OXiGENE’s Phase II/III pivotal clinical trial regarding ZYBRESTAT as a treatment for anaplastic thyroid cancer or (ii) the public announcement of the suspension, termination or abandonment of such trial for any reason.

The Units were offered and sold pursuant to (i) a prospectus dated December 1, 2008 and (ii) a prospectus supplement dated July 15, 2009, pursuant to and forming a part of OXiGENE’s effective shelf registration statement on Form S-3 (Registration No. 333-155371). The net proceeds to OXiGENE from the sale of the Units, after deducting the fees of the placement agents and other offering expenses, were approximately $9,052,000.

OXiGENE determined that the Direct Registration Series I and II warrants should be classified as a liability as they require delivery of registered shares of common stock and thus could require net-cash settlement in certain circumstances. Accordingly, these warrants were recorded as a liability at their fair value as of the date of their issuance ($4,056,000) and were revalued again as of September 30, 2009 at $3,335,000. The $721,000 change in fair value between the issuance date and September 30, 2009 was recorded as a gain in the statement of operations during the third quarter.

The fair value of these warrants was determined using the Black-Scholes option valuation model applying the following assumptions:

	As of July 20, 2009		As of September 30, 2009
	Series I	Series II	Series I	Series II

Stock Price	$1.56	$1.56	$1.42	$1.42
Exercise Price	$2.10	$1.60	$2.10	$1.60
Term of option	5 years	1.25 years	4.83 years	1.08 years
Expected volatility	67%	100%	67%	100%
Discount Rate	2.46%	0.28%	2.31%	0.18%
Fair market value (in thousands)	$2,224	$1,832	$1,891	$1,444

Available-for-Sale Securities

OXiGENE views its marketable securities as available for use in its current operations, and accordingly designates its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, if any, reported as accumulated other comprehensive income (loss) in stockholders’ equity. OXiGENE reviews the status of the unrealized gains and losses of its available-for-sale marketable securities on a regular basis. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Interest and dividends on securities classified as available-for-sale are included in investment income. Securities in an unrealized loss position deemed not to be other-than-temporarily impaired, due to management’s positive intent and ability to hold the securities until anticipated recovery, with maturation greater than twelve months are classified as long-term assets.

Fair Value

OXiGENE is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Fair value hierarchy is now established that prioritizes valuation inputs based on the observable nature of those inputs. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of OXiGENE’s investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

Level 1 inputs	Quoted prices in active markets;
Level 2 inputs	Generally include inputs with other observable qualities, such as quoted prices in active markets for similar assets or quoted prices for identical assets in inactive markets; and
Level 3 inputs	Valuations based on unobservable inputs.

As of September 30, 2009, OXiGENE did not hold any assets or liabilities subject to these standards. OXiGENE held $21,883,000 in cash and equivalents, of which $4,782,000 was in a money market fund, none of which was subject to this disclosure requirement.

Accrued Clinical Costs

OXiGENE charges all research and development expenses, both internal and external costs, to operations as incurred. OXiGENE’s research and development costs represent expenses incurred from the engagement of outside professional service organizations, product manufacturers and consultants associated with the development of OXiGENE’s potential product candidates. OXiGENE recognizes expense associated with these arrangements based on the completion of activities as specified in the applicable contracts. Costs incurred under fixed fee contracts are accrued ratably over the contract period absent any knowledge that the services will be performed other than ratably. Costs incurred under contracts with clinical trial sites and principal investigators are generally accrued on a patients-treated basis consistent with the terms outlined in the contract. In determining costs incurred on some of these programs, OXiGENE takes into consideration a number of factors, including estimates and input provided by its internal program managers. Upon termination of such contracts, OXiGENE is normally only liable for costs incurred or committed to date. As a result, accrued research and development expenses represent OXiGENE’s estimated contractual liability to outside service providers at any of the relevant times. Any advance payments for goods or services to be used or rendered in future research and development activities pursuant to an executory contractual arrangement are properly classified as prepaid until such goods or services are rendered.

Impairment of Long-lived Assets

On August 2, 1999, OXiGENE entered into an exclusive license for the commercial development, use and sale of products or services covered by certain patent rights owned by Arizona State University. The present value of the amount payable under the license agreement has been capitalized based on a discounted cash flow model and is being amortized over the term of the agreement (approximately 15.5 years). Under the

Statement of Financial Accounting Standards (SFAS) No. 144, management is required to perform an impairment analysis of its long-lived assets if triggering events occur. OXiGENE reviews for such triggering events periodically and, even though triggering events such as a going concern opinion and continuing losses exist, OXiGENE has determined that there is no impairment to this asset during the years ended up to and including December 31, 2008. In addition, the agreement provides for additional payments in connection with the license arrangement upon the initiation of certain clinical trials or the completion of certain regulatory approvals, which payments could be accelerated upon the achievement of certain financial milestones as defined in the agreement. To date no clinical trials triggering payments under the agreement have been completed and no regulatory approvals have been obtained. OXiGENE expenses these payments to research and development in the period the criteria, as defined in the agreement, are satisfied.

Net Loss Per Share

Basic and diluted net loss per share was calculated by dividing the net loss per share attributed to OXIGENE common shares by the weighted-average number of common shares outstanding. Diluted net loss per share includes the effect of all dilutive, potentially issuable common equivalent shares as defined using the treasury stock method. All of OXiGENE’s common stock equivalents are anti-dilutive due to OXiGENE’s net loss position for all periods presented. Accordingly, common stock equivalents of approximately 9,050,000 and 2,813,000 at September 30, 2009 and 2008, respectively, were excluded from the calculation of weighted average shares for diluted net loss per share.

OXiGENE recorded the excess of the purchase price over the carrying value of the noncontrolling interest in ViDA as an increase in the loss applicable to common stock (See Acquisition of ViDA pursuant to an Amended and Restated Purchase Option Agreement above).

Stockholders Equity Common and Preferred Shares

As of December 31, 2008, OXiGENE had 100,000,000 shares of common stock authorized and 46,293,000 shares of common stock issued and outstanding. On May 28, 2009, at the annual meeting of stockholders, the stockholders approved an increase in the number of authorized shares of common stock to 150,000,000 and an addition of 15,000,000 authorized shares of preferred stock. In the three months ended September 30, 2009, OXiGENE issued 10,000,000 shares of common stock to Symphony ViDA Holdings, LLC (“Holdings”) as part of the ViDA acquisition (See Acquisition of ViDA pursuant to an Amended and Restated Purchase Option Agreement above) and 6,250,000 of shares of common stock to investors in a registered direct offering (See Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in OXiGENE’s Common Stock above). As of September 30, 2009, there were 150,000,000 shares of common stock authorized and 62,448,000 shares of common stock issued and outstanding, and 15,000,000 shares of preferred stock authorized and no shares of preferred stock issued and outstanding.

Stock-Based Compensation

OXiGENE ensures the expense recognition of the estimated fair value of all share-based payments issued to employees. OXiGENE has a 2005 Stock Plan (“2005 Plan”), which superseded its 1996 Stock Option Plan that provides for the award of stock options, restricted stock and stock appreciation rights to employees, directors and consultants to OXiGENE. OXiGENE also has a 2009 Employee Stock Purchase Plan (“2009 ESPP”).

On May 28, 2009, at the annual meeting of stockholders, the stockholders of OXiGENE approved amendments to its 2005 Plan to (i) increase from 2,500,000 to 7,500,000 the number of shares of OXiGENE common stock available for issuance under the 2005 Plan which number includes such number of shares of its common stock, if any, that were subject to awards under OXiGENE’s 1996 Plan as of the date of adoption of the 2005 Plan but which became or will become unissued upon the cancellation, surrender or termination of such award; and (ii) increase from 250,000 to 750,000 the number of shares that may be granted under the Plan to any participant in any fiscal year.

The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, an option pricing model is utilized to derive an estimated fair value. In calculating the estimated fair value of OXiGENE’s stock options, OXiGENE uses the Black-Scholes pricing model, which requires the consideration of the following six variables for purposes of estimating fair value:

•	the stock option exercise price,

•	the expected term of the option,

•	the grant date price of OXiGENE common stock, which is issuable upon exercise of the option,

•	the expected volatility of OXiGENE common stock,

•	the expected dividends on OXiGENE common stock (OXiGENE does not anticipate paying dividends in the foreseeable future), and

•	the risk free interest rate for the expected option term

Stock Option Exercise Price and Grant Date Price of OXiGENE common stock — The closing market price of OXiGENE common stock on the date of grant.

Expected Term — The expected term of options represents the period of time for which the options are expected to be outstanding and is based on an analysis of historical behavior of option plan participants over time.

Expected Volatility — The expected volatility is a measure of the amount by which OXiGENE’s stock price is expected to fluctuate during the term of the options granted. OXiGENE determines the expected volatility based on the historical volatility of its common stock over a period commensurate with the option’s expected term.

Expected Dividends — OXiGENE has never declared or paid any cash dividends on its common stock and does not expect to do so in the foreseeable future. Accordingly, OXiGENE uses an expected dividend yield of zero to calculate the grant date fair value of a stock option.

Risk-Free Interest Rate — The risk-free interest rate is the implied yield available on U.S. Treasury issues with a remaining life consistent with the option’s expected term on the date of grant.

OXiGENE’s policy is to estimate the level of award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. This requirement applies to all awards that are not yet vested. Accordingly, OXiGENE performs an analysis of option awards that were forfeited prior to vesting, and ultimately recorded total stock option expense that reflected this estimated forfeiture rate. In OXiGENE’s calculation, OXiGENE segregated participants into two distinct groups, (1) directors and officers and (2) employees. Changes in the inputs and assumptions, as described above, can materially affect the measure of estimated fair value of OXiGENE’s share-based compensation.

Employee Stock Purchase Plan

In May 2009, OXiGENE’s stockholders approved the 2009 Employee Stock Purchase Plan (“2009 ESPP”). Under the 2009 ESPP, employees have the option to purchase shares of OXiGENE common stock at 85% of the closing price on the first day of each purchase period or the last day of each purchase period (as defined in the 2009 ESPP), whichever is lower, up to specified limits. Eligible employees are given the option to purchase shares of OXiGENE common stock, on a tax-favored basis, through regular payroll deductions in compliance with Section 423 of the Code. An aggregate of 2,000,000 shares of common stock may be issued under the 2009 ESPP, subject to adjustment each year pursuant to the terms of the 2009 ESPP. OXiGENE recorded expense for the three months and nine months ended September 30, 2009 of $23,000 and $30,000, respectively, which may be revised downward based on a potential decrease in stock price or employees who either decrease their monthly investment or withdraw from participation in the 2009 ESPP.

Warrants

The following is a summary of OXiGENE’s outstanding common stock warrant position as of September 30, 2009:

		Weighted
		Average
	Date of	Exercise		Accounting
	Issuance	Price	Warrants Issued	Treatment
			(In thousands)

CEFF Warrants	February 19, 2008	$2.74	250	Equity
Direct Registration Series I	July 20, 2009	$2.10	2,813	Liability
Direct Registration Series II	July 20, 2009	$1.60	2,813	Liability

Warrants outstanding as of September 30, 2009			5,876

In February 2008, OXiGENE issued five year warrants exercisable beginning in August 2008 to Kingsbridge in consideration for entering into the CEFF. Through the CEFF Warrants, Kingsbridge may purchase from OXiGENE up to 250,000 shares of common stock at an exercise price of $2.74 per share. As of September 30, 2009, none of these warrants were exercised.

On July 20, 2009, OXiGENE raised approximately $10,000,000 in gross proceeds, before deducting placement agents’ fees and other offering expenses, in a registered direct offering (the “Offering”) relating to the sale of 6,250,000 units, each unit consisting of (i) one share of common stock, (ii) a five-year warrant to purchase 0.45 shares of common stock at an exercise price of $2.10 per share of common stock and (iii) a short-term warrant to purchase 0.45 shares of common stock at an exercise price of $1.60 per share of common stock, for a purchase price of $1.60 per unit (the “Units”). The short-term warrants are exercisable during a period beginning on the date of issuance until the later of (a) nine months from the date of issuance and (b) ten trading days after the earlier of (i) the public announcement of the outcome of the planned interim analysis by the Independent Data Safety Monitoring Committee of data from OXiGENE’s Phase II/III pivotal clinical trial regarding ZYBRESTAT as a treatment for anaplastic thyroid cancer or (ii) the public announcement of the suspension, termination or abandonment of such trial for any reason.

The Units were offered and sold pursuant to (i) a prospectus dated December 1, 2008 and (ii) a prospectus supplement dated July 15, 2009, pursuant to and forming a part of OXiGENE’s effective shelf registration statement on Form S-3 (Registration No. 333-155371). The net proceeds to OXiGENE from the sale of the Units, after deducting the fees of the placement agents and other offering expenses, were approximately $9,052,000.

Commitments and Contingencies

The following table presents OXiGENE’s contractual obligations and commercial commitments as of September 30, 2009, in thousands:

		Less Than 1			After 5
	Total	Year	1-3 Years	4-5 Years	Years

Clinical development and related commitments	$10,467	$9,217	$1,250	$—	$—
Operating Leases	2,290	891	1,133	266	—

Total contractual cash obligations	$12,757	$10,108	$2,383	$266	—

Payments under OXiGENE’s pre-clinical, product development and clinical development contracts are based on the completion of activities as specified in the contract. The amounts in the table above assume the successful completion by third-party contractors of all activities contemplated in the agreements with such parties. In addition, not included in the operating leases above is sublease income, which is expected to total approximately $279,000 for the 12-month period ending September 30, 2010 and $47,000 during the 1-3 year period thereafter for a total of $326,000 for the periods presented.

Comprehensive Income (Loss)

OXiGENE reports comprehensive income (loss) and its components and unrealized gains or losses on available-for-sale securities and the foreign currency translation adjustments in other comprehensive income (loss). Accumulated other comprehensive income (loss) consisted of unrealized gain (loss) on available-for-sale securities of ($110,000) and $15,000 at December 31, 2008 and 2007, respectively. As of September 30, 2009 accumulated other comprehensive (loss) was zero.

Tax Matters

At December 31, 2008, OXiGENE had net operating loss carry-forwards of approximately $155,011,000 for U.S. income tax purposes, which will begin to expire in 2020 for U.S. purposes and state operating loss carry-forwards of $60,500,000 that will begin expiring in 2009. The future utilization of the net operating loss carry-forwards may be subject to an annual limitation due to ownership changes that could have occurred in the past or that may occur in the future under the provisions of Internal Revenue Code Section 382 or 383. Realization of the deferred tax assets is uncertain due to the historical losses of OXiGENE and therefore a full valuation allowance has been established.

Off-Balance Sheet Arrangements

As of September 30, 2009 and December 31, 2008, OXiGENE did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

Effective for periods ending after September 15, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codificationtm (“ASC”) became the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Concurrently, all nongrandfathered, non-SEC accounting literature not included in the Codification is deemed nonauthoritative. Accordingly, OXiGENE adopted FASB Statement No. 168, The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles and does not expect the adoption to have a material effect on its financial position or results of operations.

The FASB issued ASC 805, entitled “Business Combinations” which changed how business acquisitions are accounted for and impacts financial statements both on the acquisition date and in subsequent periods. OXiGENE implemented ASC 805 effective January 2009. OXiGENE does not expect the adoption of Topic 805 to have a material effect on its financial position or results of operations.

The FASB issued ASC 320, entitled “Recognition and Presentation of Other-Than-Temporary Impairments”. ASC 320 provides new guidance on the recognition and presentation of an other-than-temporary impairments (OTTI) and provides for some new disclosure requirements. OXiGENE adopted ASC 320 during the quarter ended June 30, 2009. The adoption did not have a material impact on OXiGENE’s financial statements.

The FASB issued ASC 855, entitled “Subsequent Events” which modified the definition of subsequent events to refer to events or transactions that occur after the balance sheet date but before the financial statements are issued for public entities. In addition, ASC 855 requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. OXiGENE evaluates subsequent events from period end to the date the financial statements are filed with the SEC. ASC 855 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. Accordingly, OXiGENE adopted ASC 855 in the second quarter of 2009. The adoption of the provisions of ASC 855 did not have a material impact on OXiGENE’s financial position and results of operations.

The FASB issued ASC 815, entitled “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock”. The objective is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. The adoption of the provisions of ASC 815 did not have a material impact on OXiGENE’s financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT OXiGENE’S MARKET RISK

At September 30, 2009, OXiGENE did not hold any derivative financial instruments, commodity-based instruments or other long-term debt obligations.

OXiGENE has adopted an Investment Policy, the primary objectives of which are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields while preserving principal. Although OXiGENE’s investments are subject to credit risk, it follows procedures to limit the amount of credit exposure in any single issue, issuer or type of investment. OXiGENE’s investments are also subject to interest rate risk and will decrease in value if market interest rates increase. However, due to the conservative nature of OXiGENE’s investments and relatively short duration, OXiGENE believes that interest rate risk is mitigated. OXiGENE’s cash and cash equivalents are maintained in U.S. dollar accounts. Although OXiGENE conducts a number of its trials and studies outside of the United States, it believes its exposure to foreign currency risk to be limited as the arrangements are in jurisdictions with relatively stable currencies.

OXiGENE recognizes in earnings all declines in fair value below the cost basis that are considered other-than-temporary. None were recorded for the nine months ended September 30, 2009.

VAXGEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

This joint proxy statement/prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any statements of the plans and objectives of VaxGen’s management for future operations, any statements regarding future operations, any statements concerning proposed new products or services, any statements regarding pending or future mergers or acquisitions, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “potential” or “continue” or the negative thereof or other comparable terminology.

There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. VaxGen’s forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, the risk factors set forth in this joint proxy statement/prospectus . Factors that could cause or contribute to such differences include, but are not limited to, VaxGen’s limited cash resources, VaxGen’s significant corporate and SEC related expenses and limited or no revenue to offset these expenses, availability of appropriate prospective acquisitions or investment opportunities, litigation and the risks discussed in VaxGen’s other SEC filings. All forward-looking statements and reasons why results may differ included in this joint proxy statement/prospectus are made as of the date hereof, and VaxGen assumes no obligation to update any such forward-looking statement or reason why actual results might differ. When used in the report, unless otherwise indicated, “we,” “our” and “us” refers to VaxGen, Inc.

Overview

VaxGen is a biopharmaceutical company based in South San Francisco, California. VaxGen owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. This facility is located within leased premises. VaxGen has ended all product development activities and sold or otherwise terminated VaxGen’s drug development programs. VaxGen is seeking to maximize the value of VaxGen’s remaining assets through a strategic transaction or series of strategic transactions.

VaxGen is considering various strategic transactions to return value to VaxGen’s stockholders. If VaxGen is unable to identify and complete a strategic transaction, VaxGen will liquidate. Please refer to Note 13, Subsequent Events in VaxGen’s Notes to Audited Financial Statements contained herein, for a description of VaxGen’s proposed merger with OXiGENE. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Developments

On October 14, 2009, VaxGen entered into a definitive merger agreement with OXiGENE, Inc., or OXiGENE, pursuant to which OXiGENE will acquire VaxGen in exchange for common stock of OXiGENE. Upon closing of the transaction, VaxGen will become a wholly-owned subsidiary of OXiGENE, and VaxGen’s stockholders will become stockholders of OXiGENE. Please refer to Note 13, Subsequent Events in VaxGen’s Notes to Audited Financial Statements contained herein, for a description of VaxGen’s proposed merger with OXiGENE.

Critical Accounting Policies and Estimates

Reference is made to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in VaxGen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 18, 2009, for a description of VaxGen’s critical accounting policies. There have been no material changes to VaxGen’s policies since VaxGen filed that report.

Results of Operations

Comparison of Fiscal Quarters and Nine Months Ended September 30, 2009 and 2008

Revenues

	Three Months Ended		Percent	Nine Months Ended		Percent
	September 30,		Change	September 30,		Change
	2009	2008	2009/2008	2009	2008	2009/2008
	(In thousands)			(In thousands)

Revenues	$—	$—	0%	$—	$293	(100)%

Revenues for the nine months ended September 30, 2008 were primarily from service revenues earned as part of a consulting services agreement with Celltrion to provide technical assistance related to the design, engineering and start-up of Celltrion’s manufacturing facility. No services were provided to Celltrion for the nine months ended September 30, 2009.

Revenues earned in one period are not indicative of revenues to be earned in future periods. VaxGen does expect any revenues for the remainder of 2009.

Research and development expenses

	Three Months Ended		Percent	Nine Months Ended		Percent
	September 30,		Change	September 30,		Change
	2009	2008	2009/2008	2009	2008	2009/2008
	(In thousands)			(In thousands)

Research and development expenses	$—	$—	—	$—	$1,387	(100)%

Research and development expenses include the costs of internal personnel, outside contractors, allocated overhead and laboratory supplies. VaxGen ceased research and development activities during the first quarter of 2008 and therefore no research and development expenses were incurred during the second quarter of 2008 and the first nine months of 2009. VaxGen expects no research and development expenses to be incurred during the remainder of 2009.

General and administrative expenses

	Three Months Ended		Percent	Nine Months Ended		Percent
	September 30,		Change	September 30,		Change
	2009	2008	2009/2008	2009	2008	2009/2008
	(In thousands)			(In thousands)

General and administrative expenses	$1,865	$1,947	(4)%	$5,484	$10,892	(50)%

General and administrative expenses consist primarily of compensation costs, occupancy costs including depreciation expense, fees for accounting, legal and other professional services and other general corporate expenses.

The decrease in general and administrative expenses of $0.1 million in the three months ended September 30, 2009 over the comparable period of 2008 was primarily due to lower labor and benefit costs, facilities and other expenses resulting from reductions in force ($0.4 million) partially offset from higher consultant and outside labor costs ($0.3 million) due to the proposed merger with OXiGENE.

The decrease in general and administrative expenses in the nine months ended September 30, 2009 over the comparable period of 2008 was primarily due to:

•	Labor and benefits, which decreased by $2.1 million primarily associated with the 2008 reductions in force;

•	Consultant and outside labor costs, which decreased by $2.6 million in 2009, following the termination of the proposed merger with Raven biotechnologies, inc., or Raven, pursuant to which VaxGen incurred $2.3 million in consultant and outside labor costs during the first nine months of 2008 partially offset by $0.6 million of consultant and outside labor costs incurred during the first nine months of 2009 resulting from the proposed merger with OXiGENE; and

•	Facilities costs, which decreased by $1.1 million due to the cessation of operations during the first nine months of 2008.

Restructuring expenses

	Three Months Ended		Percent	Nine Months Ended		Percent
	September 30,		Change	September 30,		Change
	2009	2008	2009/2008	2009	2008	2009/2008
	(In thousands)			(In thousands)

Restructuring expenses	$—	$328	(100)%	$—	$1,313	(100)%

During the three and nine months ended September 30, 2008, VaxGen reduced VaxGen’s workforce to reduce operating costs. Restructuring costs included employee termination and benefit costs.

Impairment of assets held for sale

	Three Months Ended		Percent	Nine Months Ended		Percent
	September 30,		Change	September 30,		Change
	2009	2008	2009/2008	2009	2008	2009/2008
	(In thousands)			(In thousands)

Impairment of assets held for sale	$72	$—	0%	$231	$8,498	(97)%

Based on subsequent impairment assessments of the facility, VaxGen estimated that the fair market value of the assets were less than the carrying value of the assets by $72,000 as of September 30, 2009 and $159,000 as of June 30, 2009, or $231,000 for the nine-months ended September 30, 2009, which was recorded as an impairment of assets held for sale in the statement of operations for the three and nine months ended September 30, 2009.

Based on the lack of success in finding a buyer for VaxGen’s facility and expectation of need to dismantle to sell, VaxGen performed an impairment assessment of the facility as of June 30, 2008. At June 30, 2008, VaxGen estimated that the fair market values of these assets were less than the carrying values of these assets by $8.5 million, which was recorded as an impairment of assets held for sale in the statement of operations for the nine months ended September 30, 2008. The impairment includes all leasehold improvements relating to the facility of approximately $6.5 million, as these items will have no future economic benefit.

Other income (expense)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(In thousands)		(In thousands)

Interest expense	$(11)	$(202)	$(31)	$(1,571)
Interest income	43	334	206	1,582
Realized gain on sale of available for sale investments	—	—	357	—
Valuation adjustments	—	3,567	—	2,612
Gain on convertible debt repurchase	—	3,078	—	3,791
Gain on sale of Anthrax Program	—	1,000	—	3,000
Other	4	14	29	4

Total other income (expense), net	$36	$7,791	$561	$9,418

The decrease in other income, net, for the three months ended September 30, 2009 from the comparable period in 2008 was primarily due to:

•	Gain on the sale of VaxGen’s Anthrax Program of $1.0 million in the third quarter of 2008;

•	Valuation gain of $3.6 million in 2008 reflects the decrease in the fair value on mark-to-market adjustments related to the valuation of VaxGen’s outstanding derivatives on VaxGen’s 5 1/2% Convertible Senior Subordinated Notes, due April 1, 2010, or Notes, due to the repurchase of $22 million principal amount of the Notes;

•	Decreased interest income due to lower interest rates and lower overall cash, cash equivalents and investment balances primarily due to VaxGen’s repurchase of Convertible Notes during 2008; and

•	A partial offset of decrease in interest expense in 2009, following the repurchase of VaxGen’s Convertible Notes, during 2008.

The decrease in other income, net, for the nine months ended September 30, 2009 from the comparable period in 2008 was primarily due to:

•	Gain on the sale of VaxGen’s Anthrax Program of $3.0 million in the first nine months of 2008;

•	Gain of $3.8 million on the repurchase of $23.5 million principal amount of VaxGen’s Notes at a discount;

•	Valuation gain of $2.6 million in 2008 reflects the decrease in the fair value on mark-to-market adjustments related to the valuation of VaxGen’s outstanding derivatives on VaxGen’s 5 1/2% Convertible Senior Subordinated Notes, due April 1, 2010, or Notes, due to the repurchase of $22 million principal amount of the Notes;

•	Decreased interest income due to lower overall cash, cash equivalents and investment balances primarily due to VaxGen’s repurchase of Convertible Notes during 2008; and

•	A partial offset of decrease in interest expense in 2009, following the repurchase of VaxGen’s Convertible Notes, during 2008.

VaxGen anticipates future investment income will fluctuate and will be primarily driven by VaxGen’s future cash, cash equivalent and investment balances.

Financial Condition, Liquidity and Capital Resources

2009
(In thousands)

As of September 30:
Cash, cash equivalents and investment securities	$34,010
Working capital	34,014
Nine Months ended September 30:
Cash provided by (used in)
Operating activities	$(4,790)
Investing activities	(695)
Financing activities	—

VaxGen’s primary capital requirements for the nine months ended September 30, 2009 were operating costs. Through September 30, 2009, VaxGen financed VaxGen’s operations primarily through sales of VaxGen’s common stock, the issuance of Series A Preferred Stock, the issuance of convertible debt, sales of VaxGen’s Celltrion common stock as well as through revenues from research contracts and grants. VaxGen’s future capital requirements will depend upon VaxGen’s ability to identify and exploit business development opportunities including actively pursuing avenues to enhance stockholder value through a strategic transaction.

Net cash used in operating activities decreased to $4.8 million for the nine months ended September 30, 2009 from $8.7 million for the nine months ended September 30, 2008 and was primarily attributable to VaxGen’s reduced operating losses. The effect of non-cash items upon operating activities was significant in both the nine months ended September 30, 2009 and 2008 and included:

•	Depreciation expense of zero in 2009 and $0.6 million in 2008, reflecting the reclassification of equipment, furniture and fixtures to assets held for sale during the first nine months of 2008;

•	Impairment of assets held for sale of $0.2 million in 2009 and $8.5 million in 2008;

•	Valuation gain of $2.6 million in 2008 reflecting changes in the fair value of outstanding derivatives from the Convertible Notes;

•	Stock based compensation expense of $0.2 million in 2009 and $1.4 million in 2008.

•	Gain on redemption of the Convertible Notes of $3.8 million in 2008;

•	Gain on sale of Celltrion common stock of $0.4 million in 2009; and

•	$1.9 million of Raven merger costs capitalized at December 31, 2007 that were expensed as general and administrative expense during the nine months ended September 30, 2008.

The decrease in cash used in operating activities was also affected by the following:

•	Accounts payable, which decreased by $39,000 in 2009 and $2.1 million in 2008 primarily due to the timing of payments and the reduced level of operating activities; and

•	Accrued and other liabilities, which decreased by $0.3 million in 2009 and increased by $1.8 million in 2008 primarily due to $1.9 million of the costs of the proposed merger with Raven capitalized at December 31, 2007 that were expensed as general and administrative expense during the nine months ended September 30, 2008.

Net cash used in investing activities of $0.7 million in nine months ended September 30, 2009 was primarily attributable to activities relating to the purchase and sale of investment securities of $1.2 million, partially offset by proceeds from the sale of VaxGen’s Celltrion common stock of $0.4 million. Net cash provided by investing activities of $7.0 million in the nine months ended September 30, 2008 was primarily attributable to the and $1.3 million of net repayments of amounts loaned to Raven under the bridge loan, the net proceeds of $5.0 million from investment activity and the proceeds from the sale of assets held for sale of $0.6 million.

Net cash used in financing activities in the nine months ended September 30, 2008 was attributable to the repurchase of $23.5 million principal amount of Convertible Notes at a purchase price of $18.8 million.

At September 30, 2009, $34.0 million, or 92%, of VaxGen’s total assets consisted of cash, cash equivalents and investment securities. VaxGen had working capital of $34.0 million at September 30, 2009, compared to $46.7 million at September 30, 2008. This decrease in working capital is primarily due to the following:

•	Cash, cash equivalents and investments decreased by $12.4 million primarily due to VaxGen’s repurchase of Convertible Notes in 2008 and operating losses;

•	Assets held for sale decreased by $0.7 million primarily due to impairment charges; and

•	A partial offset by the elimination of the derivative liability of $0.9 million resulting from the repurchase of VaxGen’s Convertible Notes in 2008.

VaxGen believes that VaxGen’s existing cash, cash equivalents and investment securities will be sufficient to cover VaxGen’s working capital needs and commitments through at least September 30, 2010. VaxGen’s future capital requirements will depend on VaxGen’s ability to identify and complete additional business opportunities. VaxGen is considering various strategic transactions to return value to VaxGen’s stockholders. If VaxGen is unable to identify and complete an alternate strategic transaction, VaxGen will liquidate.

Off-Balance Sheet Arrangements

As of September 30, 2009, VaxGen did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2008, 2007 and 2006

Revenue

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
	(In thousands)

Research contracts and grants	$—	$4,098	$13,205	(100)%	(69)%
Other services	293	913	—	(68)%	*
Related party services	—	—	1,631	*	(100)%

Total revenues	$293	$5,011	$14,836	(94)%	(66)%

*	Calculation not meaningful

Revenues for 2008 were from service revenues earned as part of a consulting services agreement with Celltrion to provide technical assistance related to the design, engineering and start-up of Celltrion’s manufacturing facility. Revenue for 2007 was primarily driven by expensed activity reimbursed by the U.S. government. Research contracts and grants revenue in 2007 primarily related to the reimbursement of restructuring costs resulting from the termination of VaxGen’s SNS Contract in December 2006. Research contracts and grants revenue in 2006 primarily related to work performed under VaxGen’s Anthrax contracts.

Related party services revenues in 2006 were earned as part of a consulting services agreement with Celltrion to provide technical assistance related to the design, engineering and construction of Celltrion’s manufacturing facility. The amounts earned vary with the level of services required. VaxGen provided $0.9 million of services to Celltrion in 2007, which is included in other services revenue, as Celltrion is no longer considered to be a related party due to VaxGen’s sale of substantially all of its investment in Celltrion during 2006.

Research and development expenses

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
	(In thousands)

Research and development expenses	$1,387	$19,653	$49,001	(93)%	(60)%

Research expenses include costs associated with research and testing of VaxGen’s product candidates prior to reaching the development stage and include the costs of internal personnel, outside contractors, allocated overhead and laboratory supplies. Product development expenses include costs of preclinical development and conducting clinical trials, costs of internal personnel, drug supply costs, research fees charged by outside contractors, allocated overhead and co-development costs. Since inception, VaxGen’s research and development activities have been concentrated upon the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease. In 2008 and 2007, these costs primarily related to maintaining VaxGen’s manufacturing facility and prior research findings in support of VaxGen’s evaluation of various strategic transactions. VaxGen ceased research and development activities during the first quarter of 2008.

The decrease in research and development expenses in 2008 compared to 2007 was primarily due to:

•	Labor and related expenses, which decreased by $5.8 million primarily due to no research and development expenses incurred after the first quarter of 2008 and decreased headcount following multiple reductions in force during 2007 and 2008; and

•	Facilities and overhead costs, which decreased by $12.4 million due to reduced operations and consolidation of facilities during the first quarter of 2008 and no research and development expenses incurred after the first quarter of 2008.

The decrease in research and development expenses in 2007 compared to 2006 was primarily due to:

•	Labor and related expenses, which decreased by $10.9 million primarily due to decreased headcount following multiple reductions in force during 2007;

•	Facilities overhead costs, which decreased by $7.9 million due to reduced operations;

•	Consultant and outside labor costs, which decreased by $6.5 million due to reduced operations; and

•	Allocated overhead costs, which decreased by $4.1 million primarily due to reduced operations.

General and administrative expenses

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
	(In thousands)

General and administrative expenses	$12,700	$20,437	$27,683	(38)%	(26)%

General and administrative expenses consist primarily of compensation costs, occupancy costs including depreciation expense, fees for accounting, legal and other professional services and other general corporate expenses.

The decrease in general and administrative expenses in 2008 compared to 2007 was primarily due to:

•	Labor and benefits, which decreased by $2.4 million primarily associated with the 2007 and 2008 reductions in force; and

•	Consultant and outside labor costs, which decreased by $4.5 million due to non-recurring costs incurred during 2007 to file multiple SEC filings.

The decrease in general and administrative expenses in 2007 compared to 2006 was primarily due to:

•	Labor and related expenses, which decreased by $5.6 million primarily due to decreased headcount following multiple reductions in force during 2007;

•	Consultant and outside labor costs, which decreased by $2.9 million due to reduced operations and reimbursements to Celltrion for their costs for U.S. GAAP audits and reviews performed on VaxGen’s behalf, which decreased by $1.4 million;

•	Facilities, supplies and other expenses, which decreased by $2.8 million as VaxGen eliminated facilities and reduced operations; and

•	Partially offset by allocations to research and development expense for facilities and other overhead costs, which decreased $4.1 million (which increased general and administrative expenses).

Impairment of Assets Held for Sale

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
		(In thousands)

Impairment of assets held for sale	$8,848	$—	$—	*	*

*	Calculation not meaningful

Based on the lack of success in finding a buyer for its facility and the expectation of a need to dismantle to sell, VaxGen performed impairment assessments of its manufacturing facilities at 349 Oyster Point Blvd., South San Francisco, during 2008. Based on these assessments, VaxGen estimated that the fair market values of these assets were less than the carrying values of these assets by $8.8 million, which was recorded as an impairment of assets held for sale in the statement of operations for the year ended December 31, 2008. The impairment includes all leasehold improvements relating to the facility of approximately $6.5 million, as these items are not expected to have any future economic benefit to VaxGen. VaxGen used the market approach to determine fair market value of its assets held for sale.

Impairment of Property and Equipment

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
	(In thousands)

Impairment of property and equipment	$—	$10,681	$—	(100)%	*

*	Calculation not meaningful

VaxGen records impairments of property and equipment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The October 2007 amendment to the facility lease agreement and the November 2007 announcement of a proposed merger with Raven acted as triggers for an assessment of an impairment of VaxGen’s equipment and leasehold improvements in VaxGen’s California manufacturing and office facilities, and based upon the impairment test performed, VaxGen noted a decrease in the associated estimated future undiscounted cash flows. At December 31, 2007, VaxGen estimated that the fair market value of these assets was less than the current carrying value of these assets by $10.7 million.

Restructuring

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
	(In thousands)

Restructuring expense	$1,314	$5,374	$—	(76)%	*

*	Calculation not meaningful

During 2008 VaxGen reduced its workforce to reduce operating costs. VaxGen incurred restructuring costs associated with this plan of $1.3 million for employee termination benefits. In January 2007, VaxGen restructured operations to significantly reduce operating costs. VaxGen incurred restructuring costs associated with this plan of $2.6 million for employee termination benefits, $0.1 million related to the acceleration of stock options and $1.0 million of costs associated with the consolidation of VaxGen’s facilities in California. The majority of these costs were recovered from the U.S. government as part of the April 2007 settlement agreement between VaxGen and the U.S. Department of Health and Human Services, or HHS, related to the termination of a contract with HHS. In May and September 2007, VaxGen further reduced its workforce to decrease operating costs. Restructuring costs of $1.7 million relating to the May and September 2007 workforce reductions included employee termination and benefit costs.

Other income (expense)

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
		(In thousands)

Interest expense	$(1,901)	$(2,447)	$(2,470)	(22)%	(1)%
Interest and other income	1,839	4,681	2,239	(61)%	109%
Valuation adjustments	3,500	4,720	(5,295)	(26)%	(189)%
Gain on convertible debt repurchase	4,915	—	—	*	*
Gain on sale of Anthrax Program	3,000	—	—	*	*
Equity in loss of affiliate	—	—	(5,290)	*	(100)%
Gain on foreign currency transactions	—	—	7,454	*	(100)%
Gain on sale of investment in affiliate	—	—	104,012	*	(100)%

Other income, net	$11,353	$6,954	$100,650

*	Calculation not meaningful

The increase in other income in 2008 from 2007 was primarily due to:

•	Valuation gain of $3.5 million in 2008 reflecting the decrease in the fair value on mark-to-market adjustments related to the repurchase of $31.5 million principal amount of VaxGen’s convertible senior subordinated notes, or VaxGen’s Notes;

•	Gain of $4.9 million on the repurchase of $31.5 million principal amount of VaxGen’s Notes at a discount; and

•	Gain on the sale of VaxGen’s Anthrax Program of $3.0 million;

The increase was partially offset by decreased interest income due to lower overall cash, cash equivalent and investment balances primarily due to VaxGen’s operating losses and note repurchases.

The decrease in other income in 2007 from 2006 was primarily due to:

•	Gain on sale of investment, which decreased by $104.0 million. During 2006, VaxGen sold the remainder of its Celltrion common stock to Nexol and affiliates of Nexol for gross proceeds of $130.3 million;

•	Interest income and other, which increased by $2.4 million primarily due to the increase of average cash balances in 2007 from 2006, primarily due to the sale of VaxGen’s Celltrion common stock, most of which occurred in June 2006, as well as reduced operating expenses; and

•	Equity in loss of affiliate, which was $5.3 million in 2006. Through June 30, 2006, VaxGen recognized its share of Celltrion’s losses under the equity method of accounting, and beginning July 1, 2006, VaxGen accounted for its investment in Celltrion under the cost method.

The decrease was partially offset by income (expense) from mark-to-market adjustments related to the valuation of the outstanding embedded derivatives on VaxGen’s Notes, which changed from expense of $5.3 million in 2006 to income of $4.7 million in 2007, primarily due to a decrease in the likelihood of a change in control potentially triggering the put option of VaxGen’s Notes.

Income taxes

	Year Ended December 31,			Annual Percent Change
	2008	2007	2006	2008/2007	2007/2006
	(In thousands)

Provision for (benefit of) income taxes	$(40)	$—	$1,210	*	(100)%

*	Calculation not meaningful

VaxGen had a $40,000 income tax benefit for the year ended December 31, 2008. VaxGen did not have income tax expense for the year ended December 31, 2007 due to its net operating loss carryforward position. For the year ended December 31, 2006, VaxGen provided for income tax expense of $0.9 million and $0.3 million for alternative minimum taxes for federal and California, respectively, as a result of the sale of the Celltrion common stock.

LIQUIDITY AND CAPITAL RESOURCES

	2008	2007	2006
		(In thousands)

As of December 31:
Cash, cash equivalents and investment securities	$38,540	$71,615	$97,743
Working capital	39,334	65,004	89,761
Year ended December 31:
Cash provided by (used in)
Operating activities	$(10,038)	$(25,166)	$(70,491)
Investing activities	5,330	16,817	113,780
Financing activities	(25,400)	—	25,226

VaxGen’s primary capital requirements for the year ended December 31, 2008 were the result of operating losses and expenses incurred for the proposed Raven merger and related strategic asset disposals. Through December 31, 2008, VaxGen financed its operations primarily through sales of its common stock, the issuance of Series A Preferred Stock, the issuance of convertible debt, sales of its Celltrion common stock as well as through revenues from research contracts and grants.

Cash Flows from Operating Activities

Cash used by operating activities was $10.0 million during 2008, primarily due to net loss of $12.6 million and non-cash items such as valuation adjustments of $3.5 million and gain on convertible debt repurchase of $4.9 million, partially offset by impairment of assets held for sale of $8.8 million.

Cash used by operating activities was $25.2 million during 2007, primarily due to net loss of $44.2 million and non-cash items such as valuation adjustments of $4.7 million, partially offset by depreciation of $6.8 million, decreased receivables of $7.7 million due to the timing of billings sent to the U.S. government and impairment of property and equipment of $10.7 million.

Cash used by operating activities was $70.5 million during 2006, primarily due to the gain on the sale of the investment in Celltrion of $104.0 million and lower accrued and other current liabilities of $8.2 million resulting from reduced operating levels and no ESPP bonus, partially offset by net income of $37.6 million, depreciation of $6.3 million, valuation adjustments of $5.3 million and equity in loss of affiliate of $5.3 million which reflects the increased activities of Celltrion in 2006.

Cash Flows from Investing Activities

Cash provided by investing activities was $5.3 million in 2008, principally reflecting the net proceeds of investments of $3.4 million and net loan repayments from Raven of $1.3 million.

Cash provided by investing activities was $16.8 million in 2007 consisted primarily of the net of activities relating to the purchase and sale of investment securities of $19.0 million partially offset by expenses related to the proposed merger with Raven of $1.8 million.

Cash provided by investing activities was $113.8 million in 2006 consisted primarily of the $127.8 million in net proceeds from the sale of the Celltrion common stock, net of activities relating to the purchase and sale of investment securities of $11.8 million.

Cash Flows from Financing Activities

Cash used by financing activities was $25.4 million in 2008 reflecting the repurchase of $31.5 million principal amount of VaxGen’s Notes.

Cash provided by financing activities was $25.2 million in 2006 reflect the net proceeds from a February 2006 private placement of 3,500,000 shares of VaxGen’s common stock, net of $1.7 million of transaction expenses.

Capital Expenditures

Capital expenditures by year included the following:

•	2007 consisted of a nominal amount of equipment associated with maintaining VaxGen’s California facilities; and

•	2006 primarily consisted of $2.4 million for software, equipment and leasehold improvements associated with VaxGen’s California facilities;

Other capital expenditures are not expected to be significant in 2009.

Contractual Obligations

The following summarizes VaxGen’s contractual obligations as of December 31, 2008 for minimum lease payments related to facility leases and equipment under non-cancelable operation leases (in thousands):

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

Operating Lease Obligations	$20,123	$2,368	$4,841	$4,937	$7,977

As discussed in the Notes to the Consolidated Financial Statements, effective January 1, 2007, VaxGen adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” At December 31, 2008, VaxGen had a liability for unrecognized tax benefits totaling $1.9 million. Due to the uncertainties related to these tax matters, VaxGen is unable to reasonably estimate when a cash settlement with a taxing authority will occur.

Critical Accounting Policies and Estimates

VaxGen’s significant accounting policies are described in Note 2 to VaxGen’s Consolidated Financial Statements included herein. VaxGen’s discussion and analysis of its operating results and financial condition are based upon VaxGen’s Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires VaxGen to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. VaxGen bases its estimates on historical experience and on various other assumptions that VaxGen believes to be reasonable under the circumstances; VaxGen reviews its estimates on an ongoing basis. While VaxGen believes its estimates, judgments and assumptions are reasonable, the inherent nature of estimates is that actual results will likely be different from the estimates made. VaxGen believes that its critical accounting estimates have the following attributes: (1) VaxGen is required to make judgments and assumptions about matters that are uncertain at the time of the estimate; (2) VaxGen’s use of reasonably different assumptions would change its estimates and (3) changes in estimates could have a material effect on VaxGen’s financial condition or results of operations. VaxGen’s estimates, particularly estimates of the fair value of the embedded derivatives associated with VaxGen’s Notes have changed significantly from period to period. VaxGen’s expects that its estimates will continue to fluctuate in future periods. Application of the following critical accounting policies and estimates requires VaxGen to exercise judgments that affect its financial statements.

Revenue Recognition

Substantially all of VaxGen’s revenues to date relate to cost-plus-fixed-fee contractual arrangements with agencies of the U.S. government. Revenue is recognized as work is performed, based on allowable actual costs incurred. VaxGen generally issues invoices on a monthly basis. Under cost-plus-fixed-fee contracts, VaxGen is reimbursed for allowable costs and receives a fixed fee, which is negotiated and specified in the contract. Revenues for the fixed fee portion are recognized when milestones are achieved and accepted by the customer. Contract costs include direct and indirect research and development costs and allowable indirect general and administrative expenses.

U.S. government contracts and subcontracts are subject to annual audit, various profit and cost controls and standard provisions for termination at the convenience of the U.S. government. In April 2007, VaxGen’s direct and indirect contract costs were settled with the U.S. government and the National Institute of Allergy and Infectious Disease agreed to pay VaxGen $11.0 million.

For non-government arrangements, VaxGen recognizes revenues in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements. In such instances, revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been performed, the selling price to the buyer is fixed or determinable and collectability is reasonably assured.

Property and Equipment

VaxGen estimates that the undiscounted future cash flows expected to result from the use of these assets and compares it to the current carrying value of these assets. Any adverse change in the estimate of these undiscounted future cash flows could necessitate an impairment charge that would adversely affect operating results if the fair market value of the assets is less than the net book value. VaxGen estimates useful lives for its assets based on historical experience, estimates of assets’ commercial lives, and the likelihood of technological obsolescence. Should the actual useful life of a class of assets differ from the estimated useful life, VaxGen would record an impairment charge. VaxGen reviews useful lives and obsolescence and assesses commercial viability of these assets periodically.

For the year ended December 31, 2007, VaxGen recorded an impairment charge of $10.7 million triggered by the merger agreement with Raven signed in November 2007 as well as its October 2007 lease amendment. The impairment recognized the write-down of the manufacturing facility, equipment, certain software and leasehold improvements. VaxGen estimated the fair market value of the impaired assets related to the merger agreement based on estimated realizable value upon sale of the facility determined by discussions with sales agents and efforts to date in the marketing of the facility; discussions with resellers relating to the manufacturing equipment.

During 2008 VaxGen committed to a plan to sell the equipment and leasehold improvements related to its California manufacturing facility. These assets met the criteria for, and have been classified as “held for sale” in accordance with FASB No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”).

Assets Held for Sale

VaxGen uses the criteria in SFAS 144 to determine when an asset is classified as “held for sale.” Upon classification as “held for sale,” the long-lived asset or asset group is measured at the lower of its carrying amount or fair value less cost to sell, depreciation is ceased and the asset or asset group is separately presented on the Consolidated Balance Sheets. When an asset or asset group meets the SFAS 144 criteria for classification as held for sale within the Consolidated Balance Sheets, VaxGen does not retrospectively adjust prior period balance sheets to conform to current year presentation.

During 2008, VaxGen committed to a plan to sell its equipment and leasehold improvements related to its California manufacturing facility. These assets have met the criteria for, and have been classified as “held for sale” in accordance with SFAS 144.

For the year ended December 31, 2008, VaxGen recorded an impairment charge of $8.8 million resulting from the lack of success in finding a buyer for its facility and expectation of the need to dismantle to sell.

Valuation of Derivative Instruments

VaxGen values certain embedded features issued in connection with the financing of VaxGen’s Notes in 2005 as a derivative liability. VaxGen estimates the fair value of its derivative liability each quarter using the Monte Carlo Simulation methodology. This methodology allows flexibility in incorporating various assumptions such as probabilities of certain triggering events. The valuations are based on the information available as of the various valuation dates. Factors affecting the amount of this liability include the market value of

VaxGen’s common stock, the estimated volatility of its common stock, its market capitalization, the risk-free interest rate and other assumptions such as the probability of a change in control event. Of these valuation parameters, VaxGen’s management’s assessment of the probability of a change in control is the most subjective and also has the greatest influence on fair value. At December 31, 2008, due to VaxGen’s repurchase of the entire $31.5 million of VaxGen’s Notes, the derivative liability was reduced to zero.

Stock-based Compensation Expense

Effective January 1, 2006, VaxGen adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method, and therefore has not restated prior periods’ results. Under this method VaxGen recognizes compensation expense for all stock-based payments granted after January 1, 2006, and prior to but not yet vested as of January 1, 2006, in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, VaxGen recognizes stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award. Prior to FAS 123R adoption, VaxGen accounted for stock-based payments under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”), and accordingly, recognized compensation expense for options that were granted at an exercise price below their deemed fair market value and for modifications to options.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the input of various highly-subjective assumptions, including the expected life of the stock-based payment awards, VaxGen’s stock price volatility and the expected forfeiture rate of its options. VaxGen’s management determined the expected stock price volatility assumption based upon its historical volatility. VaxGen believes this method of computing volatility is more reflective and a better indicator of the expected future volatility, than using an average of a comparable market index or of a comparable company in the same industry. The expected term of options granted was derived from the short-cut method described in SEC’s Staff Accounting Bulletin No. 107. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and VaxGen uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, VaxGen is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If VaxGen’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what VaxGen has recorded in the current period. See Notes 2 and 11 to VaxGen’s Consolidated Financial Statements for more information regarding stock-based compensation.

Income Taxes

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). Effective January 1, 2007, VaxGen adopted FIN 48 and FIN 48-1; see Note 12 to VaxGen’s Consolidated Financial Statements included herein for more information regarding its income tax policies. VaxGen has filed tax returns with positions that may be challenged by the tax authorities. These positions relate to, among others, deductibility of certain expenses, expenses included in VaxGen’s research and development tax credit computations, as well as other matters. Although the outcome of tax audits is uncertain, in management’s opinion, adequate provisions for income taxes have been made for potential liabilities resulting from such matters. VaxGen regularly assesses the tax positions for such matters and includes reserves for those differences in position. The reserves are utilized or reversed once the statute of limitations has expired and/or at the conclusion of the tax examination. VaxGen believes that the ultimate outcome of these matters will not have a material impact on its financial position, financial operations or liquidity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT VAXGEN’S MARKET RISK

The exposure of VaxGen to market risk is confined to cash, cash equivalents and marketable securities which have contractual maturities of twelve months or less, bear interest rates at fixed rates and are denominated in, and pay interest in, U.S. dollars. VaxGen seeks to maximize income from investments without assuming significant risk. Investments are classified as available-for-sale. VaxGen does not use derivative financial instruments in its investment portfolio. VaxGen limits concentration of credit risk by diversifying investments among a variety of high credit-quality issuers, including certificates of deposit and money market funds. Because of the relatively short-term maturities of its investments, VaxGen believes that an increase of 10% in market rates would not have a significant impact on the value of its investment portfolio.

MANAGEMENT FOLLOWING THE MERGER

Directors of the Combined Company Following the Merger

Pursuant to the terms of the merger agreement and as a result of the merger, the officers of OXiGENE immediately prior to the effective time will continue to be the officers of OXiGENE at the effective time of the merger and the directors of OXiGENE immediately prior to the effective time will continue to be the directors of OXiGENE at the effective time of the merger. In addition, Lori F. Rafield, Ph.D. and Franklin M. Berger, CFA, both current directors of VaxGen, will be appointed to the OXiGENE board upon the closing of the merger. Pursuant to the merger agreement, James P. Panek, Paul DeStefano and Kevin L. Reilly, currently members of the VaxGen board of directors, will resign immediately prior to the completion of the merger. Mr. Shiebler, OXiGENE’s chairman of the board, will continue as chairman of the board of the combined company.

The following information with respect to the directors and executive officers of the combined company upon completion of the merger has been furnished to us by the directors and executive officers. The ages of the directors and executive officers are as of November 20, 2009.

Directors

FRANKLIN M. BERGER, CFA
Age:	60
Director Since:	To be appointed upon the closing of the merger.
Principal Occupation:	Since 2003, Mr. Berger has served as an independent biotechnology analyst.
Business Experience:	From 1998 to 2003, Mr. Berger was a Managing Director, Equity Research and Senior Biotechnology Analyst for J.P. Morgan Securities, Inc. From 1997 to 1998, he served as a Director, Equity Research and Senior Biotechnology Analyst for Salomon Smith Barney. From 1991 to 1997, he served as a Managing Director, Research and Biotechnology Analyst for Josephthal & Co. Mr. Berger received a B.A. in International Relations and an M.A. in International Economics from Johns Hopkins University and an M.B.A. from Harvard University.
Other Directorships:	Mr. Berger serves on the board of directors of Thallion Pharmaceuticals, Inc., Seattle Genetics, Inc., and Isotechnika and is on the audit committees of Seattle Genetics, Inc. and Isotechnika.

ROY HAMPTON FICKLING
Age:	44
Director Since:	2007
Principal Occupation:	Mr. Fickling has been the owner and President of Fickling & Company, Inc., a Macon, Georgia-based regional real estate development, brokerage, management and consulting firm, since October 1993.
Business Experience:	Mr. Fickling was a founding Director of Rivoli Bank & Trust, of Macon and of Beech Street, U.K., Ltd. of London, England, an international healthcare administration firm. He was a major shareholder and advisor to Beech Street Corporation, the largest private PPO network, prior to its acquisition by Concentra, Inc. in 2005. Prior to forming Fickling & Company, Mr. Fickling was employed by Charter Medical Corporation where he worked in the administration of both a medical surgical hospital and a psychiatric hospital. Mr. Fickling holds a B.A. in Business Administration from the University of Georgia.
Other Directorships:	Mr. Fickling is a member of the board of directors of Piedmont Community Bank (public), and also serves on the board of directors of several closely held investment and operating companies.
MARK KESSEL
Age:	68
Director Since:	2008
Principal Occupation:	Mr. Kessel, a Managing Director of Symphony Capital LLC, co-founded Symphony in 2002 and is widely recognized as the leader in structuring product development investments for the biopharmaceutical industry.
Business Experience:	Mr. Kessel was formerly the Managing Partner of Shearman & Sterling LLP, with day-to-day operating responsibility for this large international law firm. He received a B.A. with honors in Economics from the City College of New York and a J.D. magna cum laude from Syracuse University College of Law. Mr. Kessel has written on financing for the biotech industry for Nature Reviews Drug Discovery, Nature Biotechnology and other publications, and on issues related to governance and audit committees for such publications as The Wall Street Journal, Financial Times, The Deal and Euromoney.

Other Directorships:	Mr. Kessel is a director and Chairman of Symphony ViDA, Inc. and Symphony Icon, Inc., and a director of Symphony Dynamo, Inc., all Symphony portfolio companies. In addition, Mr. Kessel is a director of the Global Alliance for TB Drug Development, Fondation Santé and the Biotechnology Industry Organization.
ARTHUR B. LAFFER, PH.D.
Age:	69
Director Since:	1998
Principal Occupation:	Dr. Laffer has been the Chairman of Laffer Associates, an economic research and financial consulting firm, since 1979. Dr. Laffer is also Chairman of Laffer Investments, an institutional money management firm, since 1999.
Business Experience:	From 1981 to 1989, Dr. Laffer was a member of President Ronald Reagan’s Economic Policy Advisory Board. He was a Distinguished University Professor at Pepperdine University, and a member of Pepperdine’s Board of Directors. From 1976 to 1984, Dr. Laffer was the Charles B. Thornton Professor of Business Economics at the University of Southern California. From 1970 to 1976, Dr. Laffer was an Associate Professor of Business Economics at the University of Chicago. From 1972 to 1977, Dr. Laffer was a consultant to the Secretaries of Treasury and Defense. From October 1970 to July 1972, Dr. Laffer was the First Chief Economist at the Office of Management and Budget under George Shultz, while on leave of absence from the University of Chicago.
Other Directorships:	Dr. Laffer serves on the board of directors or board of advisors of numerous public and private companies, including MPS Group, Inc. (public), and the Nicholas Applegate Institutional Funds.
LORI F. RAFIELD, PH.D.
Age:	54
Director Since:	To be appointed upon the closing of the merger.
Principal Occupation:	Since 2005, Dr. Rafield has served as a consultant to both the biotechnology and device industries working with entrepreneurs to create and finance companies with both institutional and strategic partners.

Business Experience:	From 1998 to 2005, Dr. Rafield was Managing Director at Apax Partners (formerly Patricof & Co. Ventures), where she was the head of healthcare and responsible for developing a diversified healthcare investment strategy for a $250 million healthcare portfolio within a $1 billion fund. While at Apax, she was predominantly focused on the creation of therapeutic product companies from pharmaceutical assets and resources which led to investments in Zymogenetics (Novo Nordisk), Affymax (GSK) and Aerovance (Bayer). Prior to that, from 1995 to 1997, she was an investment Principal at Robertson Stephens Early Stage Venture Fund and an Affiliate at Institutional Venture Partners from 1991 to 1995. Dr. Rafield held scientific research and management positions at Somatix Therapy Corp. from 1989 to 1991 and at Integrated Genetics, Inc. from 1986 to 1989 where she directed molecular biology efforts in the development and expression of recombinant proteins. She received a Ph.D. in 1981 in microbiology at University of Virginia Medical School, and was a Postdoctoral Fellow at Harvard Medical School.
WILLIAM D. SCHWIETERMAN, M.D.
Age:	51
Director Since:	2007
Principal Occupation:	Dr. Schwieterman has been an independent consultant to biotech and pharmaceutical companies specializing in clinical development since July 2002.
Business Experience:	Dr. Schwieterman is a board-certified internist and a rheumatologist who was formerly Chief of the Medicine Branch and Chief of the Immunology and Infectious Disease Branch in the Division of Clinical Trials at the FDA. In these capacities and others, Dr. Schwieterman spent 10 years at the FDA in the Center for Biologics overseeing a wide range of clinical development plans for a large number of different types of molecules. Dr. Schwieterman holds a B.S. and M.D. from the University of Cincinnati.
WILLIAM N. SHIEBLER
Age:	67
Director Since:	2002; Chairman of the Board since May 2009
Principal Occupation:	Mr. Shiebler is a principal in two family investment businesses -- Tree Tops Investment LLC and Tree Tops Corporation LLC.

Business Experience:	From March 2002 to March 2007, Mr. Shiebler was the Advisory Vice Chairman and CEO of the Americas of Deutsche Asset Management, the asset arm of Deutsche Bank. Prior to joining Deutsche Bank, Mr. Shiebler was the President and CEO of Putnam Mutual Funds and prior to that he was President and COO of Dean Witter’s Intercapital Division.
Other Directorships:	Mr. Shiebler is a non-executive Chairman and a Director of Nextalk, Inc. (private) as well as an advisory board member of several corporations. Mr. Shiebler is currently chairman of the Park City Center for Public Policy, and a Trustee of the U.S. Ski and Snowboard Team Foundation, among other charitable and community organizations. Previously, Mr. Shiebler was a trustee or director of a number of other corporate and community organizations, including the Salt Lake Olympic Committee and Kean University. Mr. Shiebler was also a member of the Presidential Commission on Medicaid.
ALASTAIR J.J. WOOD, M.D.
Age:	63
Director Since:	2008
Principal Occupation:	Dr. Wood, a Managing Director of Symphony Capital LLC, has worked with Symphony since its inception, initially as Chairman of Symphony’s Clinical Advisory Council, and joined the firm full-time in September 2006 as a Managing Director.

Business Experience:	Prior to joining Symphony Capital LLC full-time, Dr. Wood completed more than 30 years at Vanderbilt University School of Medicine, most recently as Associate Dean of External Affairs, where he was also Attending Physician and Tenured Professor of Medicine and Pharmacology. Dr. Wood is currently Professor of Medicine (courtesy appointment) and Professor of Pharmacology (courtesy appointment) at Weill Cornell Medical School, appointments served in an unpaid capacity. Dr. Wood has written or co-authored more than 300 scientific papers and won numerous honors including election to the National Academy of Sciences’ Institute of Medicine. He was until 2006 the chairman of the FDA’s Nonprescription Drugs Advisory Committee, and recently chaired the FDA Advisory Committee on Cox-2 inhibitors. He previously served as a member of the Cardiovascular and Renal Advisory Committee of the FDA, and the FDA’s Nonprescription Drugs Advisory Committee. Dr. Wood has been a member of and chaired National Institutes of Health study sections, served on the editorial boards of four major journals, and between 1992 and 2004 was the Drug Therapy Editor of The New England Journal of Medicine. Most recently, he was named to the Board of the Critical Path Institute. He earned his medical degree at the University of St. Andrews.
Other Directorships:	Dr. Wood is a director of Symphony Evolution, Inc. and a member of the Development Committees of Symphony Dynamo, Inc., Symphony Allegro, Inc. and Symphony Icon, Inc., all Symphony portfolio companies.

Director Independence

Prior to the completion of the merger, the OXiGENE board of directors will affirmatively determine which of the eight individuals that will serve as directors of the combined company is an “independent director” as defined under the Marketplace Rules of the NASDAQ Stock Market. The Marketplace Rules of the NASDAQ Stock Market provide a non-exclusive list of persons who are not considered independent. No director qualifies as independent unless the board of directors affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment. Based on information provided by the directors and by OXiGENE and VaxGen with regard to each of the eight individuals expected to serve as a member of the board of directors of the combined company and such individual’s business and personal activities as they may relate to OXiGENE, VaxGen, the combined company and their respective management, it is anticipated that all of the eight individuals that will serve as directors of the combined company will be “independent” other than Mr. Kessel and Dr. Wood.

Board Committees of the Combined Company

The board of directors of the combined company will have the same committee structure as OXiGENE prior to the merger and therefore will have an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of these committees will operate under a charter that has been previously approved by the board of directors of OXiGENE and will have the composition and responsibilities described below.

Audit Committee.  The Audit Committee has the authority to retain and terminate the services of OXiGENE’s independent registered public accounting firm, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. The Board of Directors has adopted a charter for the Audit Committee, which is reviewed and reassessed annually by the Audit Committee. A copy of the Audit Committee’s written charter is publicly available on OXiGENE’s website at www.oxigene.com.

It is anticipated that the Audit Committee of the combined company will consist of Arthur B. Laffer (Chairman), Roy H. Fickling and William N. Shiebler. It is expected that the board of directors of the combined company will determine that Dr. Laffer is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K.

Compensation Committee.  The Compensation Committee makes recommendations to the Board of Directors regarding the compensation philosophy and compensation guidelines for OXiGENE’s executives, the role and performance of OXiGENE’s executive officers, appropriate compensation levels for OXiGENE’s Chief Executive Officer, which are determined without the Chief Executive Officer present, and other executives based on a comparative review of compensation practices of similarly situated businesses. The Compensation Committee also makes recommendations to the Board regarding the design and implementation of OXiGENE’s compensation plans and the establishment of criteria and the approval of performance results relative to our incentive plans. The Compensation Committee has adopted the following processes and procedures for the consideration and determination of executive and director compensation. Each year, the Compensation Committee reviews and assesses the three main components of each named executive officer’s compensation: base salary, incentive compensation and equity compensation. Adjustments to base salary are generally only made when there has been a change in the scope of the responsibilities of the named executive officer or when, based on a review of the base salary component of executive officers in companies of a similar size and stage of development, the Committee members believe that an adjustment is warranted in order to remain competitive. Each year, the executive management of the Company determines and agrees with the Compensation Committee on its corporate goals and objectives for the ensuing year. At the end of each year, the attainment of each objective is assessed and incentive awards are made to each executive based on his contribution to achieving the objectives and at a percentage of base salary outlined in the executive’s employment agreement. In addition, equity compensation is reviewed annually. Awards are made based on either provisions of an executive’s employment agreement, or an assessment of each executive’s equity compensation position relative to OXiGENE’s other executives. A copy of the Compensation Committee’s written charter is publicly available on OXiGENE’s website at www.oxigene.com.

It is anticipated that the Compensation Committee of the combined company will consist of Arthur B. Laffer (Chairman), Roy H. Fickling, William D. Schwieterman, and William N. Shiebler.

Compensation Committee Interlocks and Insider Participation

It is anticipated that the compensation committee of the combined company will consist of Arthur B. Laffer (Chairman), Roy H. Fickling, William D. Schwieterman, and William N. Shiebler. None of these directors are or have been employed by OXiGENE. Each member of the compensation committee is an “outside” director as that term is defined in Section 162(m) of the Code and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act. None of the combined company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who will serve on the combined company’s board of directors or compensation committee following the merger.

Nominating and Governance Committee.  This committee’s role is to make recommendations to the full Board as to the size and composition of the Board and to make recommendations as to particular nominees. The Nominating and Governance Committee may consider candidates recommended by stockholders, as well as from other sources, such as current directors or officers, third-party search firms or other appropriate sources. For all potential candidates, the Nominating and Governance Committee may consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the biotechnology industry, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the Board, and concern for the long-term interests of the stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. A copy of the Nominating and Governance Committee’s written charter is publicly available on OXiGENE’s website at www.oxigene.com.

It is anticipated that the Nominating and Governance Committee of the combined company will consist of William N. Shiebler (Chairman), Roy H. Fickling, and Arthur B. Laffer.

Director Compensation

It is anticipated that the compensation to be paid to the combined company’s directors after the merger will be substantially similar to the compensation currently paid to members of the OXiGENE board of directors. Please see “Compensation of OXiGENE’s Directors and Executive Officers” for information regarding the compensation of OXiGENE’s directors.

Executive Officers of the Combined Company Following the Merger

Peter J. Langecker, M.D., Ph.D., 58, joined OXiGENE as Executive Vice President and Chief Development Officer in June 2009 and was appointed Chief Executive Officer in October 2009. Dr. Langecker served as Chief Medical Officer of DURECT Corporation from May 2006 until June 2009. Prior to joining DURECT, Dr. Langecker served as Chief Medical Officer and Vice President of Clinical Affairs at Intarcia Therapeutics, Inc. from October 1999 to April 2006. Prior to that, Dr. Langecker was Vice President of Clinical Affairs at Sugen, Inc. from 1997 to 1999, Vice President, Clinical Research at Coulter Pharmaceuticals from 1995 to 1997 and Director of Clinical Research, Oncology, at Schering-Plough from 1992 to 1995. Previously, Dr. Langecker worked as a Project Physician-Central Medical Advisor, Oncology at Ciba-Geigy (now Novartis) in Basel, Switzerland. He received his M.D. degree and his doctorate in medical sciences from the Ludwig-Maximilians University in Munich.

David Chaplin, Ph.D., 53, has served as OXiGENE’s Chief Scientific Officer and Head of Research and Development since July 2000. From 1999 to 2000, Dr. Chaplin served as Vice President of Oncology at Aventis Pharma in Paris. Prior to the merger of Rhone Poulenc Rorer (“RPR”) with Hoechst Marion Roussell, Dr. Chaplin was Senior Director of Oncology at RPR from 1998 to 1999. From 1992 to 1998, Dr. Chaplin headed up the Cancer Research Campaign’s (“CRC”) Tumor Microcirculation Group, based at the Gray Laboratory Cancer Research Trust, Mount Vernon Hospital, London. During this time, he was also a member of the CRC Phase I/ II clinical trials committee. Dr. Chaplin also served as Section Head of Cancer Biology at Xenova in the U.K. from 1990 to 1992, and held a senior staff appointment at the British Columbia Cancer Research Centre from 1982 to 1990.

James B. Murphy, 53, was appointed as OXiGENE’s Vice President and Chief Financial Officer in March 2004. From 2001 until May 2003, Mr. Murphy was Vice President of Finance for Whatman Inc., of Marlborough, Massachusetts, a subsidiary of U.K.-based Whatman plc (LSE: WHM), a publicly traded manufacturer of filtration and separation products for the pharmaceutical industry. From 1994 through 2001, Mr. Murphy worked at HemaSure (NASDAQ: HMSR), a spin-off of Sepracor, Inc., serving as the company’s Senior Vice President of Finance and Administration, and later as Senior Vice President and Chief Financial Officer. From 1990 to 1994, he was Corporate Controller at Sepracor (NASDAQ: SEPR), a diversified pharmaceutical, medical device and biotechnology products company based in Marlborough, Massachusetts. Mr. Murphy holds a B.A. in economics and accounting from the College of the Holy Cross and is registered as a Certified Public Accountant.

Executive Compensation

It is anticipated that the compensation be paid to the combined company’s executive officers after the merger will be substantially similar to the compensation currently paid to OXiGENE’s executive officers.

Please see “Compensation of OXiGENE’s Directors and Executive Officers” for information regarding the compensation of OXiGENE’s executive officers.

Certain Relationships and Related Transactions

It is anticipated that the policies and procedures of the combined company with respect to the review, approval, or ratification of related-person transactions will be substantially similar to OXiGENE’s current policies and procedures. Please see “Certain Relationships and Related Transactions” for information regarding OXiGENE’s current policies and procedures.

COMPENSATION OF OXiGENE’S DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2008 to each individual who served as one of OXiGENE’s directors during that fiscal year.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2008

	Fees Earned or	Stock	Option	All Other
	Paid in Cash	Awards	Awards	Compensation	Total
Name	($)	($)(1)	($)	($)	($)

Joel-Tomas Citron(5)	$189,994	$26,000	$—	$—	$215,994
Richard Chin(2)	$—	$—	$—	$—	$—
David Chaplin(3)	$—	$—	$—	$—	$—
Roy H. Fickling	$35,750	$—	$—	$—	$35,750
Mark Kessel(4)	$—	$—	$—	$—	$—
John Kollins(4)(6)	$—	$—	$—	$—	$—
Arthur Laffer	$46,500	$—	$—	$—	$46,500
William D. Schwieterman	$37,875	$—	$—	$—	$37,875
William Shiebler	$40,375	$—	$—	$—	$40,375
Per-Olof Söderberg(5)	$29,250	$13,000	$—	$—	$42,250
Alastair J.J. Wood(4)	$—	$—	$—	$—	$—
J. Richard Zecher(3)	$34,500	$—	$—	$—	$34,500

(1)	See Note 1 to OXiGENE’s Consolidated Financial Statements reported in OXiGENE’s Annual Report on Form 10-K for OXiGENE’s fiscal year ended December 31, 2008 for details as to the assumptions used to determine the fair value of each of the stock awards set forth in this table, and Note 3 describing all forfeitures during fiscal year 2008. See also OXiGENE’s discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

(2)	Effective October 22, 2008, Dr. Chin resigned as President and Chief Executive Officer of OXiGENE. Dr. Chin did not receive fees from OXiGENE in connection with his service as a member of the Board of Directors.

(3)	Effective October 22, 2008, Dr. Chaplin and Mr. Zecher resigned as members of OXiGENE’s Board of Directors. Dr. Chaplin did not receive fees from OXiGENE in connection with his service as a member of the Board of Directors.

(4)	Messrs. Kessel and Kollins and Dr. Wood do not receive fees from OXiGENE in connection with their service as members of the Board of Directors.

(5)	Messrs. Citron and Söderberg did not seek reelection to the Board of Directors at the 2009 annual meeting.

(6)	Mr. Kollins resigned from the Board of Directors on October 7, 2009.

The following is a description of the standard compensation arrangements under which OXiGENE’s non-employee directors are compensated for their service as directors, including as members of the various Committees of OXiGENE’s Board.

Fees.  Prior to fiscal 2003, directors received no cash compensation for serving on OXiGENE’s Board of Directors or committees thereof. In July 2003, OXiGENE’s directors adopted a director compensation plan. This plan was amended in October 2008. Under this plan, as amended, non-employee directors receive an annual retainer of $15,000 plus $750 for attendance at each Board meeting. In addition, each Board Committee chairman receives an annual retainer of $3,750, and each Committee member receives $500 for attendance at each Committee meeting. This amended director compensation plan also provides that, effective January 1, 2009, each Board member may elect to receive their fees in common stock of OXiGENE in lieu of cash upon notice of their intent to do so. Prior to the 2008 amendment to the director compensation plan, each non-employee director received an annual retainer of $25,000, $30,000 in 2007 only, plus $1,500 for attendance at each Board meeting. In addition, each Board Committee chairman received an annual retainer of $7,500, and each Committee member received $1,000 for attendance at each Committee meeting. In lieu of the fees described above, Mr. Joel Citron, the former Chairman of OXiGENE’s Board of Directors, received a monthly base salary in accordance with his employment agreement. Mr. Citron’s employment agreement terminated upon his ceasing to serve as a director at the 2009 annual meeting. On May 28, 2009, William N. Shiebler was elected by the other members of OXiGENE’s Board as Chairman of the Board of Directors, following his re-election to OXiGENE’s Board at the annual meeting of stockholders held on such date. In connection with his appointment and in recognition of the level of services to be provided by Mr. Shiebler in his capacity as Chairman during an undefined interim period following his assumption of the duties of Chairman, the Board resolved to provide the following compensation to Mr. Shiebler: $40,000 in cash for the first month of service, and $20,000 in cash for each month thereafter during such interim period; $1,200 per month for secretarial expenses to be incurred by him; and an option to purchase 100,000 shares of OXiGENE’s common stock, vesting in equal amounts over four years, starting one year from the date of grant, at an exercise price of $2.23 per share.

Equity Incentives.  Under the terms of our 2005 Stock Plan, directors may be granted shares of common stock, stock-based awards and/or stock options to purchase shares of common stock. There were no awards made to non-employee directors in 2008. See above for details regarding the option granted to Mr. Shiebler on May 28, 2009.

Compensation Discussion and Analysis

OXiGENE has prepared the following Compensation Discussion and Analysis, or CD&A, to provide you with information that OXiGENE believes is necessary to understand OXiGENE’s executive compensation policies and decisions as they relate to the compensation of OXiGENE’s named executive officers.

Overview

OXiGENE is a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. OXiGENE’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment in a number of ocular diseases, which are characterized by abnormal blood vessel growth.

Currently, OXiGENE does not have any products available for sale. The only source of potential revenue at this time is from the license to a third party of OXiGENE’s formerly owned Nicoplex and Thiol Test technology. Future revenues, if any, from this license agreement are expected to be minimal. OXiGENE does not expect to generate material revenue or fee income in the near future unless OXiGENE enters into a major licensing arrangement.

OXiGENE has generated a cumulative net loss of approximately $159,202,000 for the period from OXiGENE’s inception through December 31, 2008. OXiGENE expects to incur significant additional operating losses over at least the next several years, principally as a result of OXiGENE’s continuing clinical trials and anticipated research and development expenditures. The principal source of OXiGENE’s working capital has been and is expected to continue to be the proceeds of private and public equity financing, the proceeds from strategic and product development collaborations and, to a lesser extent, the exercise of warrants and stock options.

OXiGENE is committed to a disciplined financial strategy and as such maintain a limited employee and facilities base, with development, scientific, finance and administrative functions, which include, among other things, product development, regulatory oversight and clinical testing, managed from OXiGENE’s Waltham, Massachusetts, South San Francisco, California and Oxford, UK facilities. OXiGENE’s research and development team members typically work on a number of development projects concurrently. OXiGENE also conducts scientific activities pursuant to collaborative arrangements with universities. Regulatory and clinical testing functions are generally contracted out to third-party, specialty organizations, which are managed by OXiGENE’s development personnel.

Executive Compensation Policies and Objectives

The objectives of OXiGENE’s compensation program is to attract and retain the highest quality personnel to lead OXiGENE’s organization and to manage and support OXiGENE’s development programs for OXiGENE’s product candidates. While OXiGENE believes that it is important to be competitive with OXiGENE’s peer group of similarly situated biotechnology companies with respect to the base salary and cash incentive compensation that OXiGENE pays, OXiGENE believe that it is equally, if not more, important to structure compensation packages for key employees that include both a cash incentive, or bonus component and an equity component, for the reasons stated below. OXiGENE also believes that OXiGENE’s executive compensation program must be internally equitable and consistent in order for OXiGENE to achieve OXiGENE’s corporate objectives, as outlined above. In addition, OXiGENE recognizes that it is not uncommon for companies of OXiGENE’s size and early stage of development to be acquired by or merged with another entity. In order to allow OXiGENE’s executives to focus on the continued development of OXiGENE’s potential product candidates and not be distracted by a potential merger or acquisition of OXiGENE, OXiGENE believes it is important that their compensation arrangements include a change in control provision.

Typically, OXiGENE’s executive compensation arrangements include the following components: base salary, a commencement bonus, an annual cash bonus award generally in the range of 25% to 40% of the executive’s base salary, equity compensation awards on the date of hire and potential annual awards thereafter, change of control payments in certain circumstances and the payment of all health and dental insurance premiums.

OXiGENE’s ability to continue the development of OXiGENE’s product candidates, which could lead to commercialization of those product candidates, and the research efforts to discover new potential products, depends heavily on OXiGENE’s ability to attract capital in the form of equity offerings or collaborations with other entities. OXiGENE’s ability to attract adequate financial resources depends on continued progress in these development programs, and OXiGENE strives to focus OXiGENE’s executives’ efforts accordingly. As such, OXiGENE believes that the most effective approach to compensation is to ensure that a significant portion of the executive’s incentive-based compensation is tied to progress made on OXiGENE’s development programs and related activities in support of those programs.

In addition, the attraction and retention of individuals with experience in the biotechnology industry and the highly technical scientific knowledge and capability that is necessary to achieve OXiGENE’s corporate goals is extremely competitive. In many instances, OXiGENE is competing with other biotechnology and pharmaceutical companies that have significantly greater financial resources than OXiGENE has. Because OXiGENE does not generate cash from OXiGENE’s operations, OXiGENE is sensitive to the utilization of OXiGENE’s cash resources for compensation purposes, and therefore, believes that in order to attract such individuals, OXiGENE must consider significant incentive compensation components.

OXiGENE and the Compensation Committee of OXiGENE’s Board of Directors review the performance of OXiGENE’s executives on an annual basis. The primary factors included in OXiGENE’s review include the achievement of both OXiGENE and individual objectives that generally include both an operational and financial component, communications with the Board of Directors, strategic decision making and the individuals’ potential for continued growth and contribution to achieve OXiGENE’s long-term objectives. OXiGENE generally makes adjustments to base salary and equity and bonus awards all at the same time once a year at the conclusion of our assessment of the executives based on the factors described above.

OXiGENE believes that equity compensation awards should be a significant component of each executive’s incentive compensation. Equity awards are generally in the form of options that vest in four equal annual installments. The exercise price of such options is the closing price of OXiGENE’s common stock as quoted on the NASDAQ Global Market on the date of grant. OXiGENE has also made restricted stock awards to OXiGENE’s executives in certain circumstances.

Examples of accomplishments that OXiGENE seeks to reward with cash bonus awards and equity awards include the initiation of a pre-clinical study or clinical trial for one of OXiGENE’s potential product candidates, the attainment of a certain percentage of patients enrolled in one of OXiGENE’s clinical trials, the completion of a clinical trial involving one of OXiGENE’s potential product candidates and the completion of an equity offering or entry into a strategic collaboration or licensing agreement.

Current Compensation Arrangements

Chief Executive Officer

On October 7, 2009, John A. Kollins resigned from his position of Chief Executive Officer. Dr. Peter J. Langecker, who has served as OXiGENE’s Executive Vice President and Chief Development Officer since June 2009, has been appointed as OXiGENE’s Chief Executive Officer pending a search for a permanent replacement for Mr. Kollins.

Employment Agreement with Dr. Peter J. Langecker

In June 2009, OXiGENE hired Peter J. Langecker, M.D., Ph.D. to assume the role of Executive Vice President and Chief Development Officer, effective as of June 29, 2009. Dr. Langecker served as Chief Medical Officer of DURECT Corporation from May 2006 until June 2009. Prior to joining DURECT, Dr. Langecker served as Chief Medical Officer and Vice President of Clinical Affairs at Intarcia Therapeutics, Inc. from October 1999 to April 2006. Prior to that, Dr. Langecker was Vice President of Clinical Affairs at Sugen, Inc. from 1997 to 1999, Vice President, Clinical Research at Coulter Pharmaceuticals from 1995 to 1997 and Director of Clinical Research, Oncology, at Schering-Plough from 1992 to 1995. Previously, Dr. Langecker worked as a Project Physician-Central Medical Advisor, Oncology at Ciba-Geigy (now Novartis) in Basel, Switzerland. He received his M.D. degree and his doctorate in medical sciences from the Ludwig-Maximilians University in Munich.

Dr. Langecker’s employment agreement includes the following components:

•	Base salary — $350,000 per year subject to annual review and adjustment;

•	Annual bonus — Dr. Langecker is eligible to earn an annual bonus of up to 40% of his then-current base salary based on the achievement of individual and OXiGENE goals;

•	Commencement bonus — $70,000, subject to repayment in certain events;

•	Equity compensation award — An initial award of options to purchase 250,000 shares of common stock and additional equity awards from time to time in the discretion of the Board of Directors;

•	Compensation upon termination — Dr. Langecker is eligible to receive compensation upon termination in the following circumstances:

•	Without cause or by Dr. Langecker with good reason, as defined in his employment agreement — A total amount of 12 months of Dr. Langecker’s then-current base salary and medical insurance coverage for up to 12 months.

•	Change in Control — If Dr. Langecker’s employment is terminated within 12 months following a change in control, as defined in his employment agreement, he is eligible to receive a total amount of 12 months of his then-current base salary and medical insurance coverage for up to 12 months. In addition, all of Dr. Langecker’s unvested options and restricted shares then held by him would vest and become immediately exercisable.

Separation Agreement with John Kollins

OXiGENE entered into a separation agreement with Mr. Kollins on October 28, 2009. In accordance with Mr. Kollins’ employment agreement with OXiGENE, dated February 28, 2007, as amended, and the separation agreement, Mr. Kollins will (i) receive a severance payment of $350,000, payable over one year in 26 equal installments, (ii) be reimbursed for premiums paid to continue group health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, through the earlier of October 27, 2011, or the date on which Mr. Kollins becomes eligible for medical and dental coverage with another employer, and (iii) receive a one- time payment of $20,000 to cover legal fees and/or outplacement services. The separation agreement also provides for, among other things, specified ongoing obligations on Mr. Kollins’ part relating to maintenance of OXiGENE confidential information.

Other Executive Officers

The components of the compensation packages of OXiGENE’s other executive officers are similar in content and nature to those of Dr. Langecker, adjusted for areas of responsibility and practices by geographic region. OXiGENE generally engages a recruiting consultant when hiring an executive officer. The consultant assists OXiGENE in putting together an offer that helps OXiGENE achieve its objective of attracting individuals with the depth of experience and capability for the function required. The consultant examines compensation levels and components of organizations of a similar size and industry as OXiGENE’s. The components of the employment agreements of OXiGENE’s other executive officers include an annual base salary, an initial equity award, a target annual cash bonus award generally between 25% and 30% of the executive’s then-current base salary and compensation upon termination or change-in-control provisions.

On January 20, 2009, the Compensation Committee met to discuss the incentive compensation arrangements for the executive officers of OXiGENE for the fiscal year ended December 31, 2008, and to set compensation for those officers for the fiscal year ending December 31, 2009. During that meeting, Mr. Kollins discussed with the Committee the current financial status of OXiGENE and recommended to the Committee, with the support of the senior executives, that no annual bonuses be granted and to freeze annual salaries for all of our named executive officers at their current levels. The Committee concurred with and adopted Mr. Kollins’ recommendation.

The Committee then reviewed the status of option awards for all senior executives and approved the following grants:

Options to Purchase
OXiGENE Inc.
Common Stock

Dr. David Chaplin	120,000
James Murphy	125,000
Dr. Patricia Walicke(1)	125,000

(1)	Dr. Walicke terminated her employment with OXiGENE effective April 29, 2009.

All grants of options to the senior executives listed above vest in four equal annual installments beginning on the first anniversary of the date of grant.

Separation Agreement with Dr. Richard Chin

In October 2008, OXiGENE accepted the resignation of Dr. Chin as President and Chief Executive Officer. As of the date of his resignation, Dr. Chin was fully vested in options to purchase 125,000 shares of

OXiGENE common stock and had unvested options to purchase 125,000 shares of OXiGENE common stock. Consistent with his option agreement, the unvested options were forfeited upon his departure. As of January 22, 2009, Dr. Chin had not exercised the vested options and therefore in accordance with his option agreement forfeited the remaining options to purchase 125,000 shares of OXiGENE common stock. In addition, as of the date of his resignation, Dr. Chin was fully vested in 155,000 shares of OXiGENE common stock in connection with restricted stock awards and forfeited 125,000 shares of unvested restricted common stock. In accordance with his restricted stock agreement, the unvested restricted shares were forfeited upon his departure. OXiGENE agreed to continue Dr. Chin’s medical and dental insurance through December 2008. The amount paid for this continuation was approximately $4,000.

Please see the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table for a description of OXiGENE’s employment agreements with Dr. Chaplin, Mr. Murphy and Dr. Walicke.

Separation Agreement with Dr. Patricia A. Walicke

In connection with the departure of Dr. Walicke, OXiGENE’s former Vice President and Chief Medical Officer, from OXiGENE, OXiGENE entered into a separation agreement with Dr. Walicke on June 10, 2009. The separation agreement provides for, among other things, specified ongoing obligations on Dr. Walicke’s part relating to non-solicitation of OXiGENE’s employees and maintenance of OXiGENE’s confidential information. In accordance with Dr. Walicke’s employment agreement with OXiGENE, dated July 31, 2007, as amended, Dr. Walicke will receive a severance payment of $300,000, payable over one year in 26 equal installments, and will be reimbursed for premiums paid to continue group health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, through the earlier of April 30, 2010, or the date on which Dr. Walicke becomes eligible for medical and dental coverage with another employer.

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006 to OXiGENE’s (1) current Chief Executive Officer, (2) Chief Financial Officer, (3) former President and Chief Executive Officer and (4) two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2008.

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation	Total
Name	Year	($)	($)	($)(1)	($)(1)	($)(2)	($)

David Chaplin(5)	2008	$334,409	$—	$98,327	$45,884	$—	$478,620
Vice President and	2007	$365,571	$40,000	$98,189	$64,458	$—	$568,218
Chief Scientific Officer	2006	$325,000	$81,250	$98,259	$148,099	$428	$653,036
John Kollins(3)	2008	$272,085	$—	$—	$84,687	$360	$357,132
Chief Executive Officer	2007	$276,618	$75,000	$—	$55,856	$270	$407,744
	2006	$—	$—	$—	$—	$—	$—
James Murphy	2008	$245,000	$—	$49,158	$64,923	$2,327	$361,408
Vice President and	2007	$242,692	$70,000	$49,100	$70,156	$497	$432,445
Chief Financial Officer	2006	$220,000	$100,000	$49,129	$27,807	$469	$397,405
Patricia Walicke(6)	2008	$300,000	$—	$—	$129,883	$929	$430,812
Vice President and	2007	$148,846	$35,000	$—	$53,734	$387	$237,967
Chief Medical Officer	2006	$—	$—	$—	$—	$—	$—
Richard Chin(4)	2008	$327,304	$—	$306,985	$190,781	$15,073	$840,143
Former President and	2007	$380,000	$475,000	$450,000	$190,000	$240	$1,495,240
Chief Executive Officer	2006	$176,846	$300,000	$49,935	$93,174	$100	$620,055

(1)	See Note 1 to OXiGENE’s Condensed Consolidated Financial Statements reported in its Annual Report on Form 10-K for OXiGENE’s fiscal year ended December 31, 2008 for details as to the assumptions used to determine the fair value of each of the stock awards and option awards set forth in this table, and Note 3 describing all forfeitures during fiscal year 2008. See also OXiGENE’s discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

(2)	Other Compensation in 2008 for Mr. Murphy and Dr. Chin includes the reimbursement of fees and costs associated with providing corrected wage and earnings statements for prior years related to restricted stock compensation reporting.

(3)	Mr. Kollins commenced employment on February 28, 2007 as Senior Vice President and Chief Business Officer. In July 2008 he was promoted to Senior Vice President and Chief Operating Officer. In October 2008, he was promoted to Chief Executive Officer. Mr. Kollins terminated his employment with OXiGENE effective October 7, 2009. His separation agreement provides for a severance payment of $350,000, payable over one year in 26 equal installments.

(4)	Dr. Chin terminated his employment with OXiGENE effective October 22, 2008. His separation agreement provided for the payment by OXiGENE of the cost of private medical insurance through December 31, 2008, which amount approximates $4,000.

(5)	Dr. Chaplin’s employment agreement provides that his salary be paid in British Pounds. The salary amounts presented above represent his annual salary of £180,257 converted into U.S. dollars at the average monthly conversion rate for the year presented.

(6)	Dr. Walicke terminated her employment with OXiGENE effective April 29, 2009. Her separation agreement provides for a severance payment of $300,000, payable over one year in 26 equal installments.

Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that OXiGENE made during the fiscal year ended December 31, 2008 to each of the executive officers named in the Summary Compensation Table.

		All Other	All Other Option
		Awards:	Awards: Number
		Number	of Securities	Exercise or Base	Grant Date Fair
		of Shares of Stock	Underlying	Price of Option	Value of Stock and
Name	Grant Date	or Units (#)	Options (#)	Awards ($/Share)	Option Awards

John Kollins(1)	12/16/2008	—	250,000	$0.73	$0.35

(1)	Mr. Kollins terminated his employment with OXiGENE effective October 7, 2009. Pursuant to Mr. Kollins’ stock option agreement, all of Mr. Kollins’ unvested options were forfeited on the effective date of his termination and his vested options, to the extent not exercised, will be forfeited as of January 8, 2010.

None of the other officers were granted restricted common stock or options to purchase common stock during the fiscal year ended December 31, 2008. OXiGENE’s 2005 Stock Plan provides that the exercise price of options shall be determined by using the fair market value of OXiGENE’s common stock, which is defined under the Stock Plan as the closing price of OXiGENE’s common stock on the NASDAQ Global Market on the grant date.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreement with David Chaplin.  In July 2000, OXiGENE entered into an employment agreement with Dr. Chaplin, OXiGENE’s Chief Scientific Officer and Head of Research and Development. Effective in January 2007, Dr. Chaplin’s employment agreement was amended such that he currently receives an annual base salary of £180,257 per year (or $261,391, using January 1, 2009 exchange rates). In 2006, Dr. Chaplin received a base salary of $205,000 per year. In addition, in 2006, Dr. Chaplin received a consulting fee of $120,000 per year paid in equal quarterly installments. OXiGENE may terminate the employment agreement on six months’ prior notice, and Dr. Chaplin may terminate the agreement on six months’ prior notice. OXiGENE may also terminate the agreement without prior notice for “cause,” as defined in the agreement. If Dr. Chaplin’s employment is terminated by OXiGENE other than for cause, or in a case of a “termination with good reason,” as defined in the agreement, Dr. Chaplin will be entitled to receive a payment of sixteen (16) months of his then-current base salary, and all stock options and other incentive compensation granted to Dr. Chaplin by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements. In the event of a termination of Dr. Chaplin’s employment other than for “cause” or a “termination with good reason” within one year following a change in control of OXiGENE, as such term is defined in the agreement, Dr. Chaplin will be entitled to receive a payment of twelve months’ then-current base salary plus any salary owed to him but unpaid as of the date of termination. In addition, all of Dr. Chaplin’s unvested equity compensation outstanding on the date of termination shall vest and remain exercisable in accordance with the terms of the applicable plan and related agreements and all stock options and other incentive compensation granted to Dr. Chaplin by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements.

Employment Agreement with James B. Murphy.  In February 2004, OXiGENE entered into an employment agreement with Mr. Murphy, our Vice President and Chief Financial Officer and amended the agreement in January 2009. Pursuant to the agreement as amended, Mr. Murphy currently receives a base salary of $245,000 per year. OXiGENE may terminate the agreement on thirty days’ prior notice, and Mr. Murphy may also terminate the agreement on thirty days’ prior notice. OXiGENE may also terminate the agreement prior to the end of its term for “cause” as defined in the agreement. If Mr. Murphy’s employment is terminated by OXiGENE other than for cause, or in a case of a “termination with good reason,” as defined in the agreement, Mr. Murphy will be entitled to receive a payment of twelve months’ then-current base salary and OXiGENE will also pay COBRA premiums, should Mr. Murphy timely elect and be eligible for COBRA coverage, for Mr. Murphy and his immediate family for 12 months (provided that OXiGENE shall have no obligation to provide such coverage if Mr. Murphy becomes eligible for medical and dental coverage with another employer). In addition, all stock options and other incentive compensation granted to Mr. Murphy by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements.

In the event of a termination other than for “cause” of Mr. Murphy’s employment or a “termination with good reason” within one year following a change in control of OXiGENE, as such term is defined in the agreement, Mr. Murphy will be entitled to receive a payment of twelve months’ then-current base salary plus any salary owed to him but unpaid as of the date of termination and OXiGENE will also pay COBRA premiums, should Mr. Murphy timely elect and be eligible for COBRA coverage, for Mr. Murphy and his immediate family for 12 months (provided that OXiGENE shall have no obligation to provide such coverage if Mr. Murphy becomes eligible for medical and dental coverage with another employer). In addition, all of Mr. Murphy’s unvested equity compensation outstanding on the date of termination shall vest and remain exercisable in accordance with the terms of the applicable plan and related agreements and all stock options and other incentive compensation granted to Mr. Murphy by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements. All payments made and benefits available to Mr. Murphy in connection with his employment agreement will comply with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

Employment and Separation Agreements with John A. Kollins.  In February 2007, OXiGENE entered into an employment agreement with Mr. Kollins with respect to his service as its Senior Vice President and Chief Business Officer. In December 2008, in connection with the appointment of Mr. Kollins as our Chief Executive Officer, OXiGENE amended the agreement. Pursuant to the amended agreement, Mr. Kollins currently received an annual base salary of $350,000 per year. In addition, Mr. Kollins was eligible to receive an annual bonus of 30% to 40% of his then-current annual base salary, at the sole discretion of OXiGENE, based on OXiGENE’s assessment of his and OXiGENE’s performance.

OXiGENE entered into a separation agreement with Mr. Kollins on October 28, 2009. In accordance with Mr. Kollins’ employment agreement with OXiGENE, dated February 28, 2007, as amended, and the separation agreement, Mr. Kollins will (i) receive a severance payment of $350,000, payable over one year in 26 equal installments, (ii) be reimbursed for premiums paid to continue group health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, through the earlier of October 27, 2011, or the date on which Mr. Kollins becomes eligible for medical and dental coverage with another employer, and (iii) receive a one-time payment of $20,000 to cover legal fees and/or outplacement services.

The separation agreement also provides for, among other things, specified ongoing obligations on Mr. Kollins’ part relating to maintenance of OXiGENE confidential information.

Employment and Separation Agreements with Patricia A. Walicke.  In July 2007, OXiGENE entered into an employment agreement with Dr. Walicke with respect to her service as its Vice President and Chief Medical Officer. Pursuant to the agreement, Dr. Walicke received an annual base salary of $300,000 per year. In addition, Dr. Walicke was eligible to receive an annual bonus of 25% of her then-current annual base salary, at the sole discretion of OXiGENE, based on OXiGENE’s assessment of her and OXiGENE’s performance. Dr. Walicke also received a signing bonus in the amount of $30,000.

OXiGENE entered into a separation agreement with Dr. Walicke on June 10, 2009. The separation agreement provides for, among other things, specified ongoing obligations on Dr. Walicke’s part relating to non-solicitation of OXiGENE’s employees and maintenance of its confidential information. In accordance with Dr. Walicke’s employment agreement with OXiGENE, dated July 31, 2007, as amended, Dr. Walicke will receive a severance payment of $300,000, payable over one year in 26 equal installments, and will be reimbursed for premiums paid to continue group health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, through the earlier of April 30, 2010, or the date on which Dr. Walicke becomes eligible for medical and dental coverage with another employer.

Separation Agreement with Richard Chin.  In connection with the departure of Dr. Chin, our former President and Chief Executive Officer, OXiGENE entered into a separation agreement with Dr. Chin. Pursuant to the separation agreement, Dr. Chin’s employment with OXiGENE ended on October 22, 2008. OXiGENE agreed to provide for the payment for private medical insurance through December 31, 2008, which amount approximates $4,000.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31, 2008, including both awards subject to performance conditions and non-performance-based awards, to each of the executive officers named in the Summary Compensation Table.

	Option Awards(1)				Stock Awards
	Number of	Number of				Market Value
	Securities	Securities			Number of	of Shares or
	Underlying	Underlying	Option		Shares or	Units of Stock
	Unexercised	Unexercised	Exercise	Option	Units of Stock	That Have Not
	Options	Options	Price	Expiration	That Have Not	Vested(2)
Name	Exercisable #	Unexercisable #	$	Date	Vested #	$

David Chaplin	45,000	—	$5.06	7/12/2010	20,000	$13,200
Vice President and Chief	100,000	—	$2.24	3/15/2012
Scientific Officer	100,000	—	$7.94	7/24/2013
	50,000	—	$5.03	7/28/2014
	6,250	18,750	$4.18	1/25/2017
John Kollins(3)	25,000	175,000	$4.69	4/30/2017	—	$—
Chief Executive Officer	—	250,000	$0.73	12/16/2018
James Murphy	75,000	—	$9.05	2/23/2014	10,000	$6,600
Vice President and Chief	20,000	—	$5.03	7/28/2014
Financial Officer	12,500	12,500	$3.51	6/14/2016
	12,500	37,500	$4.18	1/25/2017
Patricia Walicke(4)	50,000	150,000	$3.70	8/2/2017	—	$—
Vice President and Chief Medical Officer
Richard Chin(5)	125,000	—	$4.08	1/22/2009	—	$—
Former President and Chief Executive Officer

(1)	Except for Mr. Kollins’ initial grant in 2007, option awards vest in equal annual installments over four years beginning on the first anniversary of the date of grant and the exercise price is the closing price of OXiGENE’s common stock as quoted on the NASDAQ Global Market on the date of grant.

(2)	The market value of the stock awards is determined by multiplying the number of shares times $0.66, the closing price of OXiGENE’s common stock on the NASDAQ Global Market on December 31, 2008, the last day of OXiGENE’s fiscal year.

(3)	Mr. Kollins terminated his employment with OXiGENE effective October 7, 2009. Pursuant to Mr. Kollins’ stock option agreement, all of Mr. Kollins’ unvested options were forfeited on the effective date of his termination and his vested options, to the extent not exercised, will be forfeited as of January 8, 2010.

(4)	Dr. Walicke’s employment with OXiGENE terminated effective April 29, 2009. Pursuant to Dr. Walicke’s separation agreement, she has until July 29, 2009 to exercise all vested options.

(5)	Dr. Chin’s employment with OXiGENE terminated effective October 22, 2008. Pursuant to Dr. Chin’s separation agreement, he had until January 22, 2009 to exercise all vested options. Dr. Chin did not exercise these options and such options were therefore forfeited.

Option Exercises and Stock Vested

The following table shows information regarding exercises of options to purchase OXiGENE’s common stock and vesting of stock awards held by each executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2008.

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on	Exercise	Acquired on Vesting	Vesting(1)
Name	Exercise (#)	($)	(#)	($)

David Chaplin	—	$—	20,000	$26,000
Vice President and Chief Scientific Officer
John Kollins(2)	—	$—	—	$—
Chief Executive Officer
James Murphy	—	$—	10,000	$13,000
Vice President and Chief Financial Officer
Patricia Walicke(3)	—	$—	—	$—
Vice President and Chief Medical Officer
Richard Chin(4)	—	$—	10,000	$13,000
Former President and Chief Executive Officer			62,500	$73,750

(1)	Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares that vest because in many cases the shares are not sold upon vesting but continue to be held by the executive officer. The amounts shown represent the market price on the date of vesting times the number of awards that vested, which is the amount that would have been realized if the shares had been sold immediately upon vesting.

(2)	Mr. Kollins terminated his employment with OXiGENE effective October 7, 2009.

(3)	Dr. Walicke terminated her employment with OXiGENE effective April 29, 2009.

(4)	Dr. Chin terminated his employment with OXiGENE effective October 22, 2008.

Pension Benefits

OXiGENE does not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

OXiGENE does not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments Upon Termination or Change-In-Control

OXiGENE has entered into certain agreements and maintains certain plans that may require OXiGENE to make certain payments and/or provide certain benefits to named executive officers of OXiGENE in the event of a termination of employment or a change of control of OXiGENE. The following tables summarize the potential payments to each named executive officer assuming that one of the described termination events occurs. The tables assume that the event occurred on December 31, 2008, the last day of OXiGENE’s fiscal year. On December 31, 2008, the last trading day of 2008, the closing price of OXiGENE’s common stock as listed on the NASDAQ Global Market was $0.66 per share.

David Chaplin, Ph.D.

			Involuntary Not for
			Cause Termination
	Termination within	Voluntary	or Termination by
Executive Benefits and	12 Months Following	Termination by	Executive with Good	For Cause
Payments Upon Termination	Change in Control	Executive or Death	Reason	Termination

Base Salary	$348,521	$—	$261,391	$—
Annual Bonus (x% of Base Salary)	N/A	N/A	N/A	N/A
Acceleration of Vesting of Equity	100%	0%	0%	0%
Number of Stock Options and Value upon Termination	320,000	301,250	301,250	301,250
	$211,200	$198,825	$198,825	$198,825
Number of Shares of Vested Stock Received and Value upon Termination	125,000	105,000	105,000	105,000
	$82,500	$69,300	$69,300	$69,300
Relocation Reimbursement	N/A	N/A	N/A	N/A
Deferred Compensation Payout	N/A	N/A	N/A	N/A
Post-Term Health Care	N/A	N/A	N/A	N/A
Excise Tax Gross Up	N/A	N/A	N/A	N/A

The information set forth above is described in more detail in the narrative following the Grants of Plan-Based Awards table.

Dr. Chaplin’s employment agreement references the definition of a “Change in Control” in OXiGENE’s 1996 Stock Incentive Plan. For this purpose, “Change in Control” means the occurrence of either of the following events: (a) any “person” (as such term is used in Section 13(c) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of OXiGENE or a corporation owned directly or indirectly by the stockholders of OXiGENE in substantially the same proportions as their ownership of stock of OXiGENE, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of OXiGENE representing 40% or more of the total voting power represented by OXiGENE’s then outstanding voting securities; or (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by OXiGENE’s stockholders was approved by a vote of at least two-thirds of the directors who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Dr. Chaplin will be entitled to certain benefits as described in the table above if his employment is terminated by OXiGENE for reasons other than cause or by him with good reason. “Cause” shall mean any of the following:

(a) the (i) continued failure by the executive to perform substantially his duties on behalf of OXIGENE if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or (ii) material breach of any other provision of Dr. Chaplin’s employment agreement by the executive, if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or

(b) any act of fraud, material misrepresentation or material omission, misappropriation, dishonesty, embezzlement or similar conduct against OXiGENE or any affiliate, or conviction of executive for a felony or any crime involving moral turpitude.

“Termination with Good Reason” shall mean termination following a material breach of Dr. Chaplin’s employment agreement by OXiGENE, which breach remains uncured ten (10) days after written notice thereof is received by OXiGENE.

James B. Murphy

			Involuntary Not for
			Cause Termination
	Termination within	Voluntary	or Termination by
Executive Benefits and	12 Months Following	Termination by	Executive with Good	For Cause
Payments Upon Termination	Change in Control	Executive or Death	Reason	Termination

Base Salary	$245,000	$—	$245,000	$—
Annual Bonus (x% of Base Salary)	N/A	N/A	N/A	N/A
Acceleration of Vesting of Equity	100%	0%	0%	0%
Number of Stock Options and Value upon Termination	170,000	120,000	120,000	120,000
	$112,200	$79,200	$79,200	$79,200
Number of Shares of Vested Stock Received and Value upon Termination	40,000	30,000	30,000	30,000
	$26,400	$19,800	$19,800	$19,800
Relocation Reimbursement	N/A	N/A	N/A	N/A
Deferred Compensation Payout	N/A	N/A	N/A	N/A
Post-Term Health Care	Up to 12 months for		Up to 12 months for
	Executive and		Executive and
	family	N/A	family	N/A
	$19,140	$—	$19,140	$—
Excise Tax Gross Up	N/A	N/A	N/A	N/A

The information set forth above is described in more detail in the narrative following the Grants of Plan Based Awards table.

Mr. Murphy’s employment agreement references the definition of a “Change in Control” in OXiGENE’s 1996 Stock Incentive Plan. A “Change in Control” means the occurrence of either of the following: (a) any “person” (as such term is used in Section 13(c) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of OXiGENE or a corporation owned directly or indirectly by the stockholders of OXiGENE in substantially the same proportions as their ownership of stock of OXiGENE, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of OXiGENE representing 40% or more of the total voting power represented by OXiGENE’s then outstanding voting securities; or (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by OXiGENE’s stockholders was approved by a vote of at least two-thirds of the directors who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Mr. Murphy will be entitled to certain benefits as described in the table above if his employment is terminated by OXiGENE for reasons other than cause or by him with good reason. “Cause” shall mean any of the following:

(a) the (i) continued failure by the executive to perform substantially his duties on behalf of OXIGENE if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or (ii) material breach of any other provision of Mr. Murphy’s employment agreement by the executive, if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or

(b) any act of fraud, material misrepresentation or material omission, misappropriation, dishonesty, embezzlement or similar conduct against OXiGENE or any affiliate, or conviction of executive for a felony or any crime involving moral turpitude.

“Termination with Good Reason” shall mean termination following a material breach of Mr. Murphy’s employment agreement by OXiGENE, which breach remains uncured thirty (30) days after written notice thereof is received by OXiGENE.

All payments made and benefits available to Mr. Murphy in connection with his employment agreement will comply with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

John A. Kollins

In connection with the departure of Mr. Kollins, our former Chief Executive Officer, from OXiGENE, OXiGENE entered into a separation agreement with Mr. Kollins on October 28, 2009. In accordance with Mr. Kollins’ employment agreement with OXiGENE, dated February 28, 2007, as amended, and the separation agreement, Mr. Kollins will (i) receive a severance payment of $350,000, payable over one year in 26 equal installments, (ii) be reimbursed for premiums paid to continue group health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, through the earlier of October 27, 2011, or the date on which Mr. Kollins becomes eligible for medical and dental coverage with another employer, and (iii) receive a one-time payment of $20,000 to cover legal fees and/or outplacement services. The separation agreement also provides for, among other things, specified ongoing obligations on Mr. Kollins’ part relating to maintenance of OXiGENE confidential information.

Patricia A. Walicke, M.D.

In connection with the departure of Dr. Walicke, our former Vice President and Chief Medical Officer, from OXiGENE, OXiGENE entered into a separation agreement with Dr. Walicke on June 10, 2009. The separation agreement provides for, among other things, specified ongoing obligations on Dr. Walicke’s part relating to non-solicitation of OXiGENE’s employees and maintenance of OXiGENE’s confidential information. In accordance with Dr. Walicke’s employment agreement with OXiGENE, dated July 31, 2007, as amended, Dr. Walicke will receive a severance payment of $300,000, payable over one year in 26 equal installments, and will be reimbursed for premiums paid to continue group health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, through the earlier of April 30, 2010, or the date on which Dr. Walicke becomes eligible for medical and dental coverage with another employer.

Richard Chin, M.D.

In connection with the departure of Dr. Chin, OXiGENE’s former President and Chief Executive Officer, OXiGENE entered into a separation agreement with Dr. Chin. Pursuant to the separation agreement, Dr. Chin’s employment with OXiGENE ended on October 22, 2008. OXiGENE agreed to provide for the payment of private medical insurance through December 31, 2008, which amount approximates $4,000.

COMPENSATION OF VAXGEN’S DIRECTORS

Effective May 19, 2008, each member of the board of directors who is not the chairperson receives a $25,000 annual retainer, and the chairperson of the board of directors receives a $50,000 annual retainer. The chairpersons of the Audit Committee, Compensation Committee and Nominating and Governance Committee receive a $15,000, $10,000 and $5,000 annual retainer, respectively. Each member, who is not the chairperson, of the Audit Committee, Compensation Committee and Nominating and Governance Committee receives an additional $7,500, $5,000 and $2,500 annual retainer, respectively.

With respect to the Strategic Transactions Committee, effective May 19, 2008, Dr. Rafield was entitled to receive $20,000 per month, Mr. DeStefano was entitled to receive $15,000 per month and Mr. Panek was not and is not entitled to any compensation. These amounts were determined based on estimates as to the number of hours each was expected to work for the committee each week. However, effective August 5, 2008, the monthly compensation payable to Dr. Rafield was increased to $32,000 per month, in recognition of her appointment as chairperson of the committee, and, effective September 29, 2008, the monthly compensation payable to Mr. DeStefano was increased to $27,000 per month based on the actual hours each individual was spending on committee matters each week. On August 31, 2009 the Strategic Transactions Committee was disbanded. The members of the board of directors are also eligible for reimbursement for their expenses incurred in attending meetings of the board of directors and its committees in accordance with VaxGen policy. In addition, on October 16, 2009 VaxGen entered into a consulting agreement with Dr. Rafield, pursuant to which she will assist VaxGen with the proposed merger transaction. Dr. Rafield will be paid $500 per hour or $4,000 per eight-hour day for her services, and will be reimbursed for expenses actually incurred in performing these services. This agreement terminates upon the closing of the merger if not earlier terminated.

Each non-employee director of VaxGen is also eligible to receive stock option grants under the 1998 Director Stock Option Plan, or Director Plan. Only non-employee directors of VaxGen are eligible to receive options under the Director Plan. Options granted under the Director Plan are intended by VaxGen not to qualify as incentive stock options under the Internal Revenue Code. In 2008, two directors received initial option grants of 30,000 options, as they had joined the board of directors in 2008, and the two other non-employee directors received annual grants of 17,500 options. These options vest monthly over four years from the grant date. For the year ended December 31, 2008, no options had been exercised under the Director Plan.

The following table shows certain information with respect to the compensation of all non-employee directors of VaxGen for the year ended December 31, 2008:

DIRECTOR COMPENSATION FOR FISCAL YEAR 2008

	Fees Earned
	or Paid in	Option
	Cash	Awards		Total
Name of Director	($)	($)(1)(2)		($)

Franklin M. Berger, CFA	44,625	17,196	(4)	61,821
Randall L-W. Caudill, D. Phil.(3)	24,132	6,648	(5)	30,780
Paul DeStefano	177,375	2,306	(6)	179,681
Michel Greco(3)	13,514	6,648	(5)	20,162
Myron M. Levine, M.D.(3)	10,618	28,200	(7)	38,818
Lori F. Rafield, Ph.D.	229,583	2,306	(6)	231,889
Kevin Reilly	56,375	22,857	(8)	79,232

(1)	This relates to the compensation cost VaxGen recognized in 2008 on stock options granted in 2008 and prior years. Please see Note 2, Summary of Significant Accounting Policies and Note 11, Stock Options and Warrants, elsewhere in this Annual Report for VaxGen’s accounting policy regarding FAS 123R and VaxGen’s valuation of option awards, respectively, in accordance with FAS 123R.

(2)	Includes the following stock options outstanding at December 31, 2008: Mr. Berger — 52,500 shares; Mr. DeStefano — 30,000 shares; Dr. Rafield — 30,000 shares; Mr. Reilly — 65,000 shares.

(3)	Effective May 19, 2008, Mr. Caudill, Mr. Greco and Dr. Levine resigned from the board of directors.

(4)	Reflects the compensation costs VaxGen recognized in 2008 for option grants with a fair value as of the grant date as follows: (a) $63,273 for a stock option to purchase 35,000 shares of common stock granted on February 12, 2007 at an exercise price of $2.23 per share; and (b) $9,587 for a stock option to purchase 17,500 shares of common stock granted on June 9, 2008 at an exercise price of $0.68.

(5)	Reflects the compensation costs VaxGen recognized in 2008 for a stock option grant to purchase 35,000 shares of common stock made on February 12, 2007 at an exercise price of $2.23 per share, with a fair value as of the grant date of $63,273.

(6)	Reflects the compensation costs VaxGen recognized in 2008 for a stock option grant to purchase 30,000 shares of common stock made on June 9, 2008 at an exercise price of $0.68, with a fair value as of the grant date of $16,434.

(7)	Reflects the compensation costs VaxGen recognized in 2008 for option grants with a fair value as of the grant date as follows: (a) $280,017 for a stock option to purchase 30,000 shares of common stock granted on October 21, 2004 at an exercise price of $12.27 per share; and (b) $63,273 for a stock option to purchase 35,000 shares of common stock granted on February 12, 2007 at an exercise price of $2.23 per share.

(8)	Reflects the compensation costs VaxGen recognized in 2008 for option grants with a fair value as of the grant date as follows: (a) $85,871 for a stock option to purchase 47,500 shares of common stock granted on February 12, 2007 at an exercise price of $2.23 per share; and (b) $9,587 for a stock option to purchase 17,500 shares of common stock granted on June 9, 2008 at an exercise price of $0.68.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions of OXiGENE

Please see “Compensation of OXiGENE’s Directors and Executive Officers — Executive Compensation” for information regarding the compensation of OXiGENE’s directors and executive officers and for information regarding employment, indemnification and other agreements OXiGENE has entered into with its directors and executive officers.

OXiGENE’s Audit Committee reviews and approves in advance all related-person transactions.

Symphony Transaction

In October 2008, OXiGENE announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40 million in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. In connection with the collaboration, OXiGENE granted Symphony ViDA, Inc., a newly-created drug development company, exclusive licenses to ZYBRESTAT for use in ophthalmologic indications and OXi4503. As part of this transaction, OXiGENE maintained the exclusive purchase option, but not the obligation, to purchase all of the equity of Symphony ViDA (Purchase Option) at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Holdings in Symphony ViDA, less certain amounts.

Under the collaboration, OXiGENE entered into a series of related agreements with Symphony Capital LLC, Symphony ViDA, Symphony ViDA Holdings LLC (Holdings) and related entities, including a Purchase Option Agreement, a Research and Development Agreement, a Technology License Agreement and an Additional Funding Agreement. In addition, OXiGENE entered into a series of related agreements with Holdings, including a Stock and Warrant Purchase Agreement and a Registration Rights Agreement.

Pursuant to these agreements, Holdings formed and capitalized Symphony ViDA in order (a) to hold certain intellectual property related to the programs which were exclusively licensed to Symphony ViDA under the Technology License Agreement and (b) to fund commitments of up to $25 million. The funding was intended to support preclinical and clinical development by us, on behalf of Symphony ViDA, of the programs.

OXiGENE issued to Holdings, pursuant to the Stock and Warrant Purchase Agreement, an aggregate of 13,513,514 shares of its common stock and warrants at a price of $1.11 per share, which was the closing price of its common stock on the NASDAQ Global Market on September 30, 2008, the day before OXiGENE entered into the Symphony transaction. In addition, pursuant to the Purchase Option Agreement, OXiGENE issued to Holdings an aggregate of 3,603,604 shares of OXiGENE’s common stock with a fair value of $4 million as consideration for the Purchase Option.

On July 2, 2009, OXiGENE, Holdings and Symphony ViDA entered into a series of related agreements pursuant to which OXiGENE exercised the Purchase Option under terms set forth in an amended and restated purchase option agreement (the Amended Purchase Option Agreement), and OXiGENE and Holdings also entered into an amended and restated registration rights agreement.

Under the Amended Purchase Option Agreement, in the event that OXiGENE issues additional securities prior to January 2, 2010 at a price lower than $2.08 per share, Symphony Capital LLC has the right to receive additional securities in an amount reflecting the difference in value of the securities at the time of such subsequent issuance and $2.08 per share. This right is subject to the limitation that no more than 10 million shares of common stock can be issued under the Amended Purchase Option Agreement, provided that if Symphony Capital would otherwise be entitled to receive more than such number of shares, Symphony Capital may request such combination of shares of common stock and any other securities of OXiGENE as would, in Symphony’s sole determination, provide value to Symphony Capital not in excess of the purchase price for the Purchase Option, or approximately $12,500,000.

OXiGENE closed on the amended Purchase Option on July 20, 2009 and issued 10 million shares of its common stock to Holdings at the closing in exchange for all of the equity of Symphony ViDA, subject to further adjustment under the rights described in the paragraph above. In addition, upon the closing of the Purchase Option, OXiGENE re-acquired all of the rights to the programs, and the approximately $12,500,000 in cash held by Symphony ViDA at the time of the closing became available for use for OXiGENE’s general corporate purposes.

The two members of OXiGENE’s Board of Directors appointed by Symphony Capital LLC, Mr. Mark Kessel and Dr. Alastair Wood, will remain on the Board, and OXiGENE expects to maintain its advisory relationships with Symphony and RRD International LLC. The Additional Funding Agreement, dated October 1, 2008, has been terminated.

Certain Relationships and Related Transactions of VaxGen

VaxGen did not enter into any related person transactions in which certain of VaxGen’s executive officers, directors or greater than five percent stockholders or any members of the immediate family of any of the foregoing had or have a direct or indirect material interest. All future related party transactions, including any loans from VaxGen to its employees, officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to VaxGen than could be obtained from unaffiliated third parties. In addition, VaxGen’s Code of Business Conduct and Ethics, or Code, encourages employees to discuss any potential related-party transaction with our compliance officer and officers and directors to seek authorization from the Audit Committee of VaxGen’s board of directors.

VaxGen has entered into indemnity agreements with each of its executive officers and directors which provide, among other things, that VaxGen will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of VaxGen, and otherwise to the fullest extent permitted under Delaware law and VaxGen’s bylaws.

Related-Person Transactions Policy

VaxGen has a written Related-Person Transactions Policy to establish the procedures for the identification, review, consideration and approval or ratification of transactions involving VaxGen and any Related Person (as defined below) by the Audit Committee of VaxGen’s board of directors or by such other committee of the board of directors as appropriate. This policy reinforces VaxGen’s Code in which these matters are addressed generally. The Nominating and Governance Committee of VaxGen’s board of directors is responsible for establishing this policy and, from time to time, will review and recommend to the board of directors any amendments to this policy.

Under the policy, a Related Person means:

•	person who is, or at any time since the beginning of VaxGen’s last fiscal year, was, a director or executive officer of VaxGen or a nominee to become a director of VaxGen;

•	security holder known by VaxGen to be the beneficial owner of more than 5% of any class of VaxGen’s voting securities, or a Significant Stockholder;

•	immediate family member of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person, and any person (other than a tenant or employee) sharing the household of such person; and

•	firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or similar control position or in which such person has a 5% or greater beneficial ownership interest, or an Affiliate.

A Related-Person Transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which VaxGen and any Related Person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to VaxGen as an employee, consultant or director shall not be considered Related-Person Transactions under this policy.

Each director and executive officer shall identify, and VaxGen shall request each Significant Stockholder to identify, any Related-Person Transaction involving such director or executive officer or his or her Affiliates and immediate family members and seek approval from the Audit Committee pursuant to this policy before he or she or, with respect to immediate family members, any of their Affiliates, may engage in the transaction.

Any proposed transaction that has been identified as a Related Person Transaction may be consummated or materially amended only after approval by the Audit Committee in accordance with the provisions of this policy. If for reasons of conflict of interest or other reasons, it is inappropriate for the Audit Committee to review the transaction, after taking into account possible recusals by Audit Committee members, the Related-Person Transaction shall be approved by another independent body of the board of directors. The approving body shall be referred to in this policy as the Committee.

The Committee shall approve only those Related-Person Transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of VaxGen and its stockholders, as the Committee determines in the good faith exercise of its discretion.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL INFORMATION

Introduction to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

On October 14, 2009, OXiGENE and VaxGen entered into a merger agreement. The merger agreement provides that OXiGENE will acquire VaxGen in exchange for common stock of OXiGENE. Upon closing of the transaction, VaxGen will become a wholly-owned subsidiary of OXiGENE, and VaxGen stockholders will become stockholders of OXiGENE.

At the closing of the transaction, OXiGENE will issue approximately 15.6 million shares of common stock in exchange for all outstanding shares of VaxGen’s common stock. The number of shares issued at closing will be subject to adjustment if VaxGen’s net cash, as of a date shortly before the closing, as agreed by both parties, less certain expenses and liabilities, is greater or less than approximately $33.2 million. Based upon the shares of common stock of OXiGENE and VaxGen outstanding as of September 30, 2009 and assuming net cash at closing equals the target net cash of $33.2 million, the stockholders of VaxGen would receive approximately 0.4719 of a share of common stock of OXiGENE for each share of VaxGen common stock. VaxGen currently estimates that its net cash at closing may be below the target amount of net cash, depending on the timing of the closing and the amount of VaxGen expenses.

In addition to the initial shares issued to VaxGen stockholders described above, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions by the U.S. government for which VaxGen is eligible to receive future milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s recombinant protective antigen (rPA) anthrax vaccine product candidate and related technology. To the extent that any of these events occur prior to closing, up to 7.8 million of these 8.5 million shares could be issued to VaxGen stockholders at closing.

Immediately after the closing, VaxGen stockholders prior to the merger are expected to own approximately 20% of the outstanding shares of the combined company, and OXiGENE stockholders are expected to own approximately 80%. If all of the escrowed shares are released to VaxGen stockholders, OXiGENE anticipates having approximately 87 million shares outstanding. Under these circumstances, VaxGen stockholders prior to the merger would be expected to own approximately 28% percent of the outstanding shares of the combined company, and the current OXiGENE stockholders would be expected to own approximately 72% percent, assuming no further issuances of stock by OXiGENE.

The unaudited pro forma condensed combined consolidated balance sheet set forth below gives effect to the proposed merger of OXiGENE and VaxGen and has been presented as if the merger occurred on September 30, 2009, and includes adjustments to give effect to pro forma events that are directly attributable to the merger and factually supportable.

The unaudited pro forma condensed combined consolidated balance sheet combines the historical consolidated balance sheet of OXiGENE and the historical consolidated balance sheet of VaxGen as of September 30, 2009, giving effect to the merger based on the initial estimates of the fair values of the individual assets acquired and liabilities assumed.

The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of VaxGen, whereby the individual assets and liabilities of VaxGen will be recorded by OXiGENE as of the completion of the merger based on their estimated fair values. As VaxGen has ceased substantially all of its operations, the acquisition is not considered by OXiGENE to be a business combination, and the allocation of the purchase price will not result in the recognition by OXiGENE of any goodwill. The total estimated purchase price (based on application of an assumed exchange ratio of 0.4719 to pro forma shares outstanding as of September 30, 2009) calculated as described in Note 2 to the unaudited pro forma condensed combined consolidated balance sheet, has been allocated to the tangible assets acquired and liabilities assumed in connection with the transaction, on the basis of initial estimates of their fair values. A final determination of these fair values, which cannot be made prior to the completion of the merger, will be based on the actual value of consideration paid, including contingent consideration, and valuations of the remaining net assets of VaxGen that exist as of the date of completion of the merger, which may differ from those portrayed in the unaudited pro forma condensed combined consolidated balance sheet.

No unaudited pro forma condensed combined consolidated statement of operations has been presented, as substantially all of the operations of VaxGen have ceased prior to entering into the merger agreement, and the combined pro forma operating performance of both OXiGENE and VaxGen is not considered meaningful for purposes of illustrating the impact of the acquired net assets of VaxGen or the future operations of the combined company. As a result of the merger, OXiGENE expects to incur one-time severance charges of approximately $0.500 million in connection with the termination of VaxGen’s three employees immediately following the merger. VaxGen has two leases for manufacturing and office facilities located in South San Francisco. One such lease continues through September of 2011 at an average base rent over the period of approximately $0.006 million per month. The second lease continues through December of 2016 at an average base rent over the period of approximately $0.209 million per month. Both leases contain standard common area maintenance charges for the duration of the lease. VaxGen has been actively seeking a replacement tenant for both facilities since its determination to discontinue its operations in 2008.

OXiGENE has no intention of utilizing these facilities to conduct its operations and would continue the effort to find a replacement tenant upon the completion of the merger. Upon completion of the merger, OXiGENE expects to incur these monthly facility expenses until such time as the lease ends, a suitable replacement tenant is identified or OXiGENE is able to terminate its liability under that lease. Should OXiGENE be successful in finding a replacement tenant, it would assess the remaining obligation under the leases at that time. If the amount of rent agreed to with the replacement tenant was for a lower amount than that in the current leases, OXiGENE would record a loss, net of any related liabilities recorded at closing, for the difference upon the effective date of the agreement with the replacement tenant. There can be no assurances that a suitable replacement tenant will be found to assume any or all of OXiGENE’s liability under these leases prior to their expiration. Furthermore, any termination of the lease liability may result in a significant lease termination fee being due from OXiGENE. OXiGENE expects that all other historic VaxGen expenses will cease subsequent to the closing of the merger.

The valuation of assets acquired and liabilities assumed has not progressed to its final stages as of the date of this joint proxy statement/prospectus. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in the unaudited pro forma condensed combined consolidated balance sheet as a result of:

•	net cash of VaxGen as calculated on a date within 10 business days preceding the anticipated closing date of the merger;

•	the potential resolution, prior to closing, of any of the contingent events associated with the 8.5 million escrowed shares described above;

•	the timing of completion of the merger and the subsequent independent valuation of the contingent consideration and the assets and liabilities acquired;

•	other changes in VaxGen’s assets and liabilities that may occur prior to completion of the merger, which could cause material differences in the information presented below;

•	a change in the number of shares of OXiGENE common stock outstanding by the closing of the merger; and

•	finalization of the purchase price allocation to assets acquired and liabilities assumed by OXiGENE.

The unaudited pro forma condensed combined consolidated balance sheet is based on the estimates and assumptions set forth in the accompanying notes to such statement. The unaudited pro forma condensed combined consolidated balance sheet is prepared for illustrative purposes only and is not necessarily indicative of the financial position of OXiGENE that would have resulted had the merger been consummated as of September 30, 2009.

The unaudited pro forma condensed combined consolidated balance sheet should be read in conjunction with the historical financial statements of OXiGENE and the historical consolidated financial statements of VaxGen included elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

	As of September 30, 2009
	OXiGENE	VaxGen	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined
	(In thousands)

Assets
Cash and equivalents	$21,883	$29,133			$51,016
Restricted cash	140	—			140
Investment securities	—	4,877			4,877
Prepaid expenses	489	622	(70	)(B)	1,041
Other assets	441	—			441
Assets held for sale	—	441			441
Deferred acquisition costs	431	—	(431	)(F)	—

Total current assets	23,384	35,073	(501)		57,956
Restricted cash	—	1,400			1,400
Property and equipment, net	203	—			203
License agreements, net of accumulated amortization	508	—			508
Other assets	172	381	(381	)(B)	172

Total assets	$24,267	$36,854	$(882)		$60,239

Liabilities and stockholders equity
Accounts payable	$935	$35			$970
Accrued and other current liabilities	7,001	1,024	1,229	(F)	9,857

			450	(E)
			550	(A)
			(397	)(B)

Total current liabilities	7,936	1,059	6,025		10,827
Deferred rent and other liabilities	26	4,827	(3,450	)(B)	5,596
			4,193	(D)
Derivative and other liabilities	3,334	—	7,184	(F)	10,518

Total liabilities	11,296	5,886	9,759		26,941
Stockholders’ equity
Common stock	625	331	(331	)(C)	781
			156	(F)
Additional paid-in-capital	188,846	303,035	(303,035	)(C)	209,467
			20,621	(F)
Accumulated deficit	(176,500)	(272,395)	272,395	(C)	(176,950)
			(450	)(E)
Accumulated other comprehensive income	—	(3)	3	(C)	—

Total stockholders equity	12,971	30,968	(10,641)		33,298

Total liabilities and stockholders equity	$24,267	$36,854	$(882)		$60,239

See accompanying notes to the financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL INFORMATION

1.	Basis of Presentation

On October 14, 2009, OXiGENE and VaxGen entered into a merger agreement. The merger agreement provides that upon the terms and subject to the conditions set forth in the merger agreement, OXiGENE will acquire VaxGen in exchange for common stock of OXiGENE. Upon closing of the transaction, VaxGen will become a wholly-owned subsidiary of OXiGENE, and VaxGen stockholders will become stockholders of OXiGENE.

As a result of the merger and based upon the shares of common stock of OXiGENE and VaxGen outstanding as of September 30, 2009 and assuming net cash at closing equals the target net cash, the stockholders of VaxGen would receive approximately 0.4719 of a share of common stock of OXiGENE for each share of VaxGen common stock. VaxGen currently estimates that its net cash at closing will be below the target amount of net cash, depending on the actual closing date and estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. As a result of the merger and assuming no adjustments, OXiGENE is expected to issue an aggregate of approximately 15.6 million shares of OXiGENE common stock to holders of VaxGen common stock, and current OXiGENE stockholders will own approximately 80% of the outstanding common stock of the combined company, and current VaxGen stockholders will own approximately 20% of the outstanding common stock of the combined company. In addition to the initial shares issued to VaxGen stockholders, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions by the U.S. government for which VaxGen is eligible to receive future milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s recombinant protective antigen (rPA) anthrax vaccine product candidate and related technology. To the extent that any of these events occur prior to closing, up to 7.8 million of these 8.5 million shares could be issued to VaxGen shareholders at closing. For a more detailed discussion of the exchange ratio, see “The Merger Agreement — Merger Consideration, Adjustments and Escrow” for additional information. The merger is subject to customary closing conditions, including approval by OXiGENE and VaxGen stockholders.

Because OXiGENE stockholders are expected to own approximately 80% of the voting stock of the combined company after the transaction, OXiGENE will control the combined company and is deemed to be the acquiring company for accounting purposes. As VaxGen has ceased substantially all of its operations, the acquisition is considered to be an acquisition of assets under U.S. GAAP and not a business combination, and the allocation of the preliminary purchase price will not result in goodwill. Accordingly, the assets and liabilities of VaxGen will be recorded as of the merger closing date at their estimated fair values. A final determination of these fair values, which cannot be made prior to the completion of the merger, will be based on the actual value of consideration paid, including contingent consideration, and valuations of the remaining net assets of VaxGen that exist as of the date of completion of the merger, which may differ from those portrayed in the unaudited pro forma condensed combined consolidated balance sheet.

2.	Purchase Price

As of November 14, 2009, VaxGen had 33,106,523 shares of common stock outstanding and OXiGENE had 62,460,193 shares of common stock outstanding. As of that date, the exchange ratio was assumed to be equal to 0.4719 of a share of OXiGENE common stock for each share of VaxGen common stock, based on the number of shares outstanding of both VaxGen and OXiGENE and the target net cash of VaxGen at closing of approximately $33.2 million. The exchange ratio is subject to adjustment based on a formula that takes into account the shares of common stock of OXiGENE and VaxGen outstanding and actual net cash, as defined in the merger agreement, on a date that is within 10 business days preceding the anticipated closing date of the merger. For a more detailed discussion of the exchange ratio, see “The Merger Agreement — Merger Consideration, Adjustments and Escrow” for additional information.

OXiGENE will determine the purchase price of the merger based on the fair value of its common stock issued to VaxGen stockholders using the price of OXiGENE common stock as of the date of the acquisition. The purchase consideration consists of the common stock issued to VaxGen stockholders at closing, the value of replacement warrants to be issued by OXiGENE, the estimated fair value of contingent shares that could be issued to VaxGen stockholders upon the occurrence of certain events, and the actual amount of direct costs of the merger. The unaudited pro forma condensed combined consolidated balance sheet is prepared based on the closing price of OXiGENE common stock as of November 13, 2009 of $1.33 per share, resulting in a current value of the initial share consideration of $20.777 million.

In connection with the merger, OXiGENE is required to issue replacement warrants to convert outstanding warrants to purchase an aggregate of up to 2,097,541 shares of VaxGen common stock. As a result of the merger and assuming a 0.4719 exchange ratio, OXiGENE will issue replacement warrants to purchase an aggregate of up to 989,829 shares of OXiGENE common stock related to conversion of outstanding VaxGen warrants. The fair value of the replacement warrants is immaterial.

In addition to the initial shares issued to VaxGen stockholders, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions by the U.S. government for which VaxGen is eligible to receive future milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s rPA anthrax vaccine product candidate and related technology. The contingent obligation to deliver these 8.5 million shares of common stock is considered a financial instrument that must be classified as a liability in accordance with ASC 480-10, Distinguishing Liabilities from Equity. Accordingly, the fair value of this obligation is recorded as a liability and is included as a component of the purchase price within the unaudited pro forma condensed consolidated balance sheet. Subsequent changes in fair value while the obligation remains outstanding will be reflected within OXiGENE’s post-merger statement of operations. The amount associated with this contingent obligation included within the purchase price below is based upon a preliminary estimate of the fair value of the obligation.

The estimated purchase price is preliminary because the proposed merger has not yet been completed. The actual purchase price may change based on VaxGen’s net cash as of the determination date within 10 business days preceding the anticipated closing date of the merger, the number of warrants to purchase VaxGen common stock outstanding as of the effective time of the merger, the number of shares of OXiGENE common stock outstanding as of the closing of the transaction, the closing price of OXiGENE’s common stock as of the closing of the transaction, the fair value of the contingent consideration, and OXiGENE’s final costs to complete the merger.

The total purchase price is allocated to the acquired assets and assumed liabilities of VaxGen based on their estimated fair values as of the merger closing date. A preliminary estimate of the total purchase price, as described above is as follows (in thousands):

Fair value of OXiGENE stock issued	$20,777
Fair value of contingent shares and replacement warrants	7,184
Direct costs	1,660

Total	$29,621

There is no difference between the preliminary estimated purchase price and the estimated fair value of the net assets acquired. The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed. The purchase price allocation will remain preliminary until OXiGENE completes its valuation of the contingent consideration and assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date and the value of the issued share consideration and contingent consideration on the date of closing. The final amounts allocated to assets acquired and liabilities assumed may differ materially from the amounts presented in the unaudited pro forma condensed combined consolidated balance sheet. Based on the information currently available to date, OXiGENE’s management believes that the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined consolidated balance sheet reasonably reflects the fair value of the assets to be acquired and liabilities to be assumed.

The estimated consideration expected to be transferred reflected in the unaudited pro forma condensed combined consolidated balance sheet does not purport to represent what the actual consideration will be when the merger is closed. The fair value of the OXiGENE common stock issued as consideration transferred will be measured on the closing date of the merger at the closing market price on that date. This likely will result in consideration that is different from the $1.33 per share assumed in the unaudited pro forma condensed combined consolidated balance sheet, which represents the closing price of OXiGENE common stock as of November 13, 2009. An increase or decrease in the price of OXiGENE common stock would impact the fair value of OXiGENE stock expected to be issued at closing is as follows:

Increase/Decrease in
OXiGENE Stock Price	Value of Consideration
(In 000’s)

10%	$2,079
20%	$4,157
30%	$6,236

The estimated consideration reflected herein also may be affected by VaxGen’s final net cash amount as well as the number of OXiGENE shares of common stock outstanding at the consummation of the merger. A provision in the merger agreement states that the number of shares of OXiGENE common stock (excluding the 8.5 million contingently issuable shares) VaxGen stockholders will be entitled to receive in exchange for all shares of VaxGen common stock at the consummation of the merger will be equal to the ratio of VaxGen’s net cash at the determination date to VaxGen’s target net cash amount of $33.2 million times the number of OXiGENE’s common stock outstanding at the determination date times 25%.

OXiGENE does not anticipate that the transaction will result in any capitalizable intangible assets acquired in the transaction. This determination is based on management’s preliminary review of the historical inception to date research and development projects of VaxGen and the understanding that all of VaxGen’s technology has previously been either sold or licensed to third parties with no future recourse to VaxGen. However, the independent valuation to be performed after the closing also will assist in determining whether any other identifiable intangible assets were acquired and are measurable.

In addition to the initial shares to be issued to VaxGen stockholders, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions by the U.S. government for which VaxGen is eligible to receive future milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s rPA anthrax vaccine product candidate and related technology. To the extent that any of these events occur prior to closing, up to 7.8 million of these 8.5 million shares could be issued to VaxGen shareholders at closing.

Of the 8.5 million shares to be placed in escrow, approximately 2.7 million shares relate primarily to the potential settlement of VaxGen’s lease facility obligations. VaxGen has two leases for manufacturing and office facilities located in South San Francisco. One such lease continues through September of 2011 at an average base rent over the period of approximately $0.006 million per month. The second lease continues through December of 2016 at an average base rent over the period of approximately $0.209 million per month. Both leases contain standard common area maintenance charges for the duration of the lease. VaxGen has been actively seeking a replacement tenant for both facilities since its determination to discontinue its operations in 2008. OXiGENE would continue that effort upon the completion of the merger. If the outstanding lease obligation and related costs are reduced either before the closing or during the two-year period following the closing, OXiGENE will release additional shares from escrow to the VaxGen stockholders depending on the amount of the lease settlement arrangements.

The following table shows the potential number of additional shares that could be issued under different circumstances related to the leased facilities:

Amount of the Lease
Facility Settlement	Additional Shares

$6,000,000	1,972,548(1)
$8,000,000	1,260,804(1)
$11,000,000	No additional shares

(1)	Upon a Lease Facility Settlement, up to an additional 685,000 shares may be issued in these two circumstances should certain tax-related contingent liabilities, as defined in the merger agreement, not be realized or be realized in an amount less than the total maximum amount of such contingent liabilities, as defined in the merger agreement. No portion of these 685,000 shares may be issued unless there is a Lease Facility Settlement of less than approximately $9.470 million.

The remaining 5.8 million shares to be held in escrow will be released to VaxGen’s stockholders in the event that VaxGen (as a subsidiary of OXiGENE), within two years following the closing of the transaction, becomes entitled to receive a $3 million milestone payment from Emergent BioSolutions in connection with the award of a procurement contract to Emergent by the United States government for supply of rPA anthrax vaccine. In the event this milestone is achieved, OXiGENE will release from escrow approximately 1.9 million shares, plus additional shares based on the size of the contract awarded to Emergent. For each $100 million increment in the award to Emergent BioSolutions beginning at $100 million to a maximum of $500 million, VaxGen shareholders will receive 785,000 shares to a maximum of 3.9 million shares of OXiGENE common stock. OXiGENE will be entitled to receive royalties from sales of rPA anthrax vaccine for a period of 12 years from commencement of commercial sales, with no obligation to issue additional shares to VaxGen stockholders. If the award of the procurement contract is announced prior to the closing, VaxGen shall receive credit for the $3 million milestone payment in calculating net cash at closing, and OXiGENE will issue to VaxGen stockholders at the closing additional shares based on the size of the contract awarded to Emergent.

The following table shows the number of additional shares that could be issued under different circumstances relating to the rPA anthrax contingent shares:

Dollar Amount of Award
to Emergent BioSolutions
by U.S. Government	Additional Shares

$100,000,000	2,660,000
$300,000,000	4,230,000
$500,000,000 or greater	5,800,000

If the dollar amount of an award to Emergent BioSolutions is less than $100 million, no shares will be issued.

3.	Pro Forma and Purchase Accounting Adjustments

The unaudited pro forma condensed combined consolidated balance sheet includes pro forma adjustments giving effect to the changes in OXiGENE’s capital structure directly resulting from the proposed merger. The unaudited pro forma condensed combined consolidated balance sheet does not include any adjustments for income taxes because the combined company is anticipated to incur significant tax losses for the foreseeable future.

The pro forma adjustments are as follows:

A. To reflect estimated additional costs of the merger of $0.550 million to be borne by VaxGen, for investment advisors, legal and accounting, and the VaxGen special meeting (including printing and mailing costs).

B. To reflect the elimination of $0.451 million of VaxGen’s deferred costs and $3.847 million of VaxGen’s deferred liabilities in connection with its South San Francisco facility lease obligation.

C. To eliminate VaxGen stockholders’ equity accounts.

D. To recognize the fair value of the difference between the base rent amounts contained in the facility leases being assumed by OXiGENE as part of the merger transaction and the estimated fair market base rent rates for these same facilities of $4.193 million. This amount represents OXiGENE’s preliminary estimate of such difference. The actual amount recorded at the closing of the merger will be determined upon the completion of a formal rental market analysis and may vary significantly from this initial estimate.

E. To reflect the amount that will be due to current VaxGen employees whose employment is expected to be terminated upon the completion of the merger transaction.

F. To reflect components of estimated purchase price consideration (which totals $29.621 million consisting of:

a. the issuance of approximately 15.6 million shares of OXiGENE common stock, based on approximately 62.5 million shares of OXiGENE common stock outstanding and a target net cash amount for VaxGen of $33.2 million. The assumed price of OXiGENE stock is $1.33 per share, which is based on the closing price of OXiGENE common stock as of November 13, 2009, resulting in estimated share consideration value of $20.777 million.

b. the issuance of replacement warrants to existing warrant holders of VaxGen. The number of original warrants total 2,097,541. Based on the exchange ratio of 0.4719, OXiGENE would issue 989,829 warrants whose fair value has been determined to be $0.002 million.

c. the potential issuance of additional shares in connection with VaxGen’s South San Francisco lease obligation and the potential award of a procurement contract to Emergent BioSolutions. The fair value of the shares associated with the lease obligation is estimated to be approximately $0.952 million and the value of the shares associated with the procurement contract to Emergent BioSolutions is estimated to be $6.230 million.

d. estimated additional OXiGENE direct costs of the acquisition of $1.229 million, for financial advisor, legal and accounting, tail insurance for the VaxGen directors, costs in connection with termination agreements with VaxGen employees and special meeting (including printing and mailing costs) and other costs. OXiGENE has incurred costs of $0.431 million for advisory, legal and accounting costs as of September 30, 2009, resulting in total estimated OXiGENE direct costs of the acquisition of $1.660 million.

FINANCIAL PROJECTIONS

OXiGENE does not as a matter of course publicly disclose financial projections. However, in September and October 2009 OXiGENE provided each of Houlihan Lokey and Aquilo Partners with certain non-public financial projections prepared by OXiGENE’s management that were used by such parties for the purpose of evaluating the economics of the terms of the proposed merger. See “The Merger — Opinion of Houlihan Lokey” beginning on page 65 and “The Merger — Opinion of Aquilo Partners” beginning on page 73. These projections are included in this joint proxy statement/prospectus solely because such projections were made available to the parties as described in the preceding sentence. The following projections were not impacted by OXiGENE’s quarterly results for the period ended September 30, 2009, which were announced in an earnings release on November 10, 2009. The projections were prepared assuming that the proposed combination with

VaxGen was completed and that OXiGENE obtained other cash resources to fund its ongoing operations to the point in time that OXiGENE achieves positive cash flows.

The financial projections of OXiGENE discussed and included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, the management of OXiGENE. Neither OXiGENE’s independent registered public accounting firm nor any other independent accounting firm has examined, compiled or performed any procedures with respect to these financial projections and, accordingly, no opinion or any other form of assurance on such information or its achievability is expressed with respect thereto.

At the time the financial projections set forth below were prepared, the projections represented the best estimates and judgments of OXiGENE’s management with regard to the future financial performance of OXiGENE. While the financial projections set forth below were prepared in good faith, no assurance can be given regarding future events. The financial projections are subjective in many respects and are thus susceptible to interpretation and periodic revision based on actual experience and recent developments. Accordingly, the financial projections set forth below cannot be considered a reliable predictor of future operating results. The financial projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements. Although presented with numeric specificity, the financial projections reflect numerous estimates and assumptions that may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of OXiGENE. In light of the foregoing, as well as the uncertainties inherent in any financial projections, OXiGENE stockholders and the holders of VaxGen common stock are cautioned not to unduly rely on these financial projections as a predictor of future operating results or otherwise.

Projected Revenue Information

The following table shows information provided to Houlihan Lokey and Aquilo Partners relating to ZYBRESTAT revenue. The first row below shows the projected worldwide ZYBRESTAT product sales, and the second row below shows the ZYBRESTAT-related revenue that OXiGENE would recognize assuming a ZYBRESTAT partnership is entered into in 2010 and that OXiGENE receives 15% royalties on worldwide ZYBRESTAT product sales. Please see the “Assumptions Used in Preparing Financial Projections” below for important additional assumptions used in preparing the information in the following table.

Revenue Projections Provided by OXiGENE
(all amounts in thousands and all are approximations)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

Worldwide ZYBRESTAT Product Sales	$—	$—	$1,630	$18,601	$293,194	$730,348	$1,654,350	$2,661,699	$3,576,742	$3,648,277	$3,721,242	$3,795,667	$3,871,580	$3,949,012	$4,027,992	$4,108,552	$2,095,362

ZYBRESTAT Revenue to OXiGENE	$50,000	$5,000	$10,245	$17,790	$68,979	$109,552	$248,152	$399,255	$536,511	$547,242	$558,186	$569,350	$580,737	$592,352	$604,199	$616,283	$314,304

Projected Expense Information

The following table shows information provided to Houlihan Lokey and Aquilo Partners as to projected research and development and general and administrative expenses for OXiGENE for the periods presented, assuming development costs for ZYBRESTAT in all indications are borne by OXiGENE. Please see the “Assumptions Used in Preparing Financial Projections” below for important additional assumptions used in preparing the information in the following table.

Expense Projections Provided by OXiGENE
(all amounts in thousands and all are approximations)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

Research and development expenses	30,238	32,750	23,610	22,688	17,788	14,073	14,495	14,930	15,378	15,840	16,315
General and administrative expenses	10,713	10,945	11,273	11,611	11,960	12,318	12,688	13,069	13,461	13,864	14,280

In addition, Houlihan Lokey and Aquilo Partners asked questions of and made requests for clarification and additional information from OXiGENE’s management with respect to the revenue and expense projections provided by OXiGENE’s management to Houlihan Lokey and Aquilo Partners. In response to those questions and requests, management of OXiGENE provided financial information for additional projected revenue and expense scenarios. Houlihan Lokey and Aquilo Partners each separately reviewed and discussed these scenarios with OXiGENE management, which were subsequently approved by OXiGENE management for use by Houlihan Lokey and Aquilo Partners, respectively, in performing their financial analyses with respect to OXiGENE.

Assumptions Used in Preparing Financial Projections

OXiGENE’s financial projections were prepared using primarily the same methodologies, to the extent applicable, as those used to prepare its historical financial statements. With respect to the revenue projections, OXiGENE assumed the following:

•	The ZYBRESTAT revenue to OXiGENE line assumes the completion of a licensing arrangement in 2010 with a third party, under which the rights to ZYBRESTAT in the three areas currently focused on by OXiGENE in the oncology area, ATC, NSCLC, and ovarian cancer, were licensed to that third party. Additional payments were included, and are reflected in the revenue projections table above, based on the projected achievement of potential program development milestones during the periods presented as well as royalties on the potential product sales revenue amounts. These estimates were based on transactions that OXiGENE had determined to be similar with competitor companies that are developing vascular disrupting agents. In addition, OXiGENE assumed that any licensing arrangement would include development funding by the licensee.

•	OXiGENE estimated the probability of achieving a licensing arrangement in 2010 as reflected in the table above to be 85%. If a licensing arrangement were not achieved, OXiGENE management assumed that OXiGENE would take steps to reduce expenses, including but not limited to expenses relating to development and commercialization spending.

•	OXiGENE assumed that the licensing arrangement described above provided for a royalty rate of 15% of the net sales of OXiGENE’s potential product candidates to be paid by the third party licensee to OXiGENE.

•	The worldwide ZYBRESTAT product sales amounts represent the potential sales revenue that could be generated for the three core ZYBRESTAT oncology indications, ATC, NSCLC and ovarian cancer. OXiGENE assumed that this potential sales revenue would be generated either (a) by the third party licensee that was a party to the licensing agreement noted above, which would generate royalty payments to OXiGENE as included in the ZYBRESTAT revenue to OXiGENE line shown in the table above or (b) by OXiGENE, assuming that a licensing transaction with a third party was not entered into, and OXiGENE chose to commercialize ZYBRESTAT and to generate this potential sales revenue independently, in which case the ZYBRESTAT revenue to OXiGENE amounts shown in the table above would not be due to OXiGENE.

•	OXiGENE estimated the probability of achieving regulatory approval for and commercial sales of ZYBRESTAT resulting in the potential revenues reflected in the table above to be 57% for ATC, 40% for NSCLC and 52% for ovarian cancer. OXiGENE assumed regulatory approval for and commercial sales of ZYBRESTAT in ATC in 2012, in NSCLC in 2014 and in ovarian cancer in 2013.

•	OXiGENE made a number of other assumptions and estimates in preparing the revenue projections, including, but not limited to, the size of the relative markets in which ZYBRESTAT would compete, the treatable patient populations in those markets, the percentage of the treatable patient population to be captured by ZYBRESTAT, the dosing duration of treatments, relevant pricing ranges, the estimated product launch dates and the probability by phase of reaching commercialization for each focus indication.

With respect to the expense projections, OXiGENE assumed the following:

•	Research and development expenses include all expenses to external vendors and service providers directly related to project and program development efforts as well as all internal program spending support, primarily in the form of personnel and related costs including salaries, benefits, travel and general consulting costs that are not specific to a program or project. These expenses include current estimates for all ongoing and planned program projects as well as for potential additional projects in the program focus areas.

•	The current level of effort to support OXiGENE’s ongoing and planned clinical development programs and the rate of patient recruitment for the clinical studies included in the development programs are based on current recruitment projections.

•	General and administrative expenses include costs to support the clinical development efforts and costs relating to being a public company for the periods provided. These include primarily personnel and related costs, corporate governance costs, legal, consulting and advisory costs and facility costs.

•	The current level of general and administrative support was assumed to be sufficient to support the ongoing and planned clinical development programs.

•	OXiGENE estimates that it will continue to incur rent expense for duration of the lease terms included in the current amended lease agreements to be assumed in the merger.

•	One-time or non-recurring costs in future periods will be minimal.

•	As noted elsewhere in this joint proxy statement/prospectus, the cash resources of the combined company expected to be available at the closing of the merger would provide OXiGENE sufficient capital to maintain its projected business operations through the first quarter of 2011, including continued clinical development of ZYBRESTAT, assuming that OXiGENE continues to pay the contracted facility lease amounts during that period. Incurring expenses at the rate set forth in the table above assumes that OXiGENE has entered into a licensing agreement or completed a financing transaction during 2010 which allows it to fund operations through the end of 2011.

Additional significant assumptions underlying OXiGENE’s revenue and expense projections included the following:

•	The closing of the merger with VaxGen is completed in the first quarter of 2010 and the actual net cash amount received approximates the target net cash amount of $33.2 million.

•	No revenues in the form of milestones or royalties are received from Emergent BioSolutions Inc. in connection with the rPA technology acquired from VaxGen in 2008.

•	OXiGENE will continue its current clinical development programs for ZYBRESTAT and OXi4503, assuming the consummation of a licensing agreement.

•	Changes in working capital amounts are consistent with current and historical trends for OXiGENE.

The revenue and expense projections outlined above were used by Houlihan Lokey and Aquilo Partners to perform their financial analyses. OXiGENE’s non-public projections were provided to Houlihan Lokey and Aquilo Partners for their use in the financial analyses and not expressly for inclusion or incorporation by reference in the joint proxy statement/prospectus.

All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified herein and in the Annual Report on Form 10-K for the year ended December 31, 2008, and the Quarterly Report Form 10-Q for the quarter ended September 30, 2009. The inclusion of the projections herein should not be regarded as an indication that any of OXiGENE, VaxGen or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. OXiGENE does not intend to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

DESCRIPTION OF OXiGENE CAPITAL STOCK

The following summary of the material terms of the capital stock of OXiGENE is not intended to be a complete summary of all the rights and preferences of OXiGENE’s capital stock. OXiGENE urges you to read OXiGENE’s current certificate of incorporation and bylaws in their entirety, and refer to the applicable provisions of Delaware law, for a complete description of the rights and preferences of OXiGENE’s capital stock.

The following description of OXiGENE’s capital stock and certain provisions of OXiGENE’s restated certificate of incorporation, as amended, and OXiGENE’s amended and restated by-laws is a summary and is qualified in its entirety by the provisions of its restated certificate of incorporation, as amended, and OXiGENE’s amended and restated by-laws.

OXiGENE’s authorized capital stock consists of 150,000,000 shares of common stock, par value of $0.01 per share, and 15,000,000 shares of preferred stock, par value of $0.01 per share.

Common Stock

OXiGENE is currently authorized to issue 150,000,000 shares of common stock. If an amendment to OXiGENE’s Restated Certificate of Incorporation described under OXiGENE Proposal No. 3 in this joint proxy statement/prospectus is approved by OXiGENE stockholders at the special meeting and implemented, OXiGENE will be authorized to issue 175,000,000 shares of common stock. Each stockholder of record is entitled to one vote for each outstanding share of OXiGENE’s common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Holders of common stock are entitled to any dividend declared by OXiGENE’s board of directors out of funds legally available for that purpose. Holders of common stock are entitled to receive, on a pro rata basis, all OXiGENE’s remaining assets available for distribution to stockholders in the event of its liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of OXiGENE’s capital stock.

Preferred Stock

OXiGENE is authorized to issue 15,000,000 shares of preferred stock, par value $0.01 per share. As of July 31, 2009, no shares of OXiGENE’s preferred stock were outstanding. The following summary of certain provisions of OXiGENE’s preferred stock does not purport to be complete. You should refer to OXiGENE’s restated certificate of incorporation, as amended, and OXiGENE’s amended and restated by-laws, both of which are included as exhibits to the registration statement OXiGENE has filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

OXiGENE’s board of directors may, without further action by its stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of OXiGENE’s common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of OXiGENE before any payment is made to the holders of shares of its common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of OXiGENE’s securities or the removal of incumbent management. Upon the affirmative vote of OXiGENE’s board of directors, without stockholder approval, OXiGENE may issue shares of preferred stock with conversion rights which could adversely affect the holders of shares of its common stock.

Listing

OXiGENE’s common stock is listed on the NASDAQ Global Market under the symbol “OXGN” and on the NASDAQ OMX Stockholm Exchange in Sweden under the symbol “OXGN.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for OXiGENE’s common stock.

Delaware Law, Certain Charter and By-Law Provisions and Stockholder Rights Agreement

The provisions of Delaware law and of OXiGENE’s restated certificate of incorporation, as amended, and amended and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in OXiGENE’s management or the acquisition of control by a holder of a substantial amount of its voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of OXiGENE.

Delaware Statutory Business Combinations Provision.  In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within the prior three years, did own) 15% or more of the corporation’s voting stock.

Special Meetings of Stockholders.  Special meetings of the stockholders may be called by the chairman of OXiGENE’s board of directors, the president, or the entire board of directors pursuant to a resolution adopted by a majority of directors present at a meeting at which a quorum is present. The president or secretary shall also call special meetings upon the written request of not less than 10% in interest of the stockholders entitled to vote at the meeting.

Stockholder Rights Agreement.  On March 24, 2005 OXiGENE’s board of directors declared a dividend of one common stock purchase right for each outstanding share of OXiGENE’s voting common stock, $0.01 par value per share, to stockholders of record at the close of business on April 4, 2005. Each right entitles the registered holder to purchase from OXiGENE one share of common stock, at a purchase price of $50.00 in cash, subject to adjustment. The description and terms of the rights are set forth in a Stockholder Rights Agreement, as amended, between OXiGENE and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate certificates for rights will be distributed. The rights will separate from the common stock and a “Distribution Date” will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of OXiGENE’s common stock or (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 15% or more of the outstanding shares of OXiGENE’s common stock.

Until the distribution date (or earlier redemption or expiration of the rights), (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the Stockholder Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for common stock outstanding, even without such notation, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

COMPARISON OF RIGHTS OF HOLDERS OF OXiGENE STOCK AND VAXGEN STOCK

Both OXiGENE and VaxGen are incorporated under the laws of the State of Delaware. Any differences, therefore, in the rights of OXiGENE stockholders and VaxGen stockholders arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, the certificate of incorporation and bylaws of the combined company will be identical in all respects to OXiGENE’s restated certificate of incorporation, as amended effective immediately prior to the merger, which is referred to as the OXiGENE amended charter, and OXiGENE’s amended and restated bylaws, which are referred to as the OXiGENE bylaws. Consequently, after the effective time of the merger, the rights of the former VaxGen stockholders will be determined by reference to the OXiGENE amended charter and the OXiGENE bylaws. The following table compares the material differences between the current rights of VaxGen stockholders under VaxGen’s amended and restated certificate of incorporation and amended and restated bylaws, which are referred to as the VaxGen charter and VaxGen bylaws, respectively, and the current rights of OXiGENE stockholders under OXiGENE’s current restated certificate of incorporation, which is referred to as the OXiGENE charter, and OXiGENE bylaws, as well as the rights that those stockholders will have as stockholders of the combined company under the OXiGENE amended charter and OXiGENE bylaws following the completion of the merger.

OXiGENE has filed copies of the OXiGENE charter, the OXiGENE amended charter and the OXiGENE bylaws as exhibits to the registration statement of which this joint proxy statement/prospectus is a part. In addition, copies of the OXiGENE charter, the OXiGENE amended charter, the OXiGENE bylaws, the VaxGen charter and the VaxGen bylaws will be sent to holders of OXiGENE common stock or VaxGen common stock upon request. See “Where You Can Find More Information.” Because this summary does not provide a complete description of these documents, OXiGENE and VaxGen urge you to read each of their charters and bylaws as well as the OXiGENE amended charter in their entirety.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Corporate Governance	Before the merger. The rights of VaxGen stockholders currently are governed by Delaware law and the VaxGen charter and the VaxGen bylaws.	Before the merger. The rights of OXiGENE stockholders currently are governed by Delaware law and the OXiGENE charter and the OXiGENE bylaws.
	After the merger. Upon completion of the merger, the rights of VaxGen stockholders who become OXiGENE stockholders in the merger will be governed by Delaware law, the OXiGENE amended charter and the OXiGENE bylaws.	After the merger. Upon completion of the merger, the rights of OXiGENE stockholders will be governed by Delaware law, the OXiGENE amended charter and the OXiGENE bylaws.
Authorized Capital	The authorized capital stock of VaxGen is 65,000,000 shares of common stock, $0.01 par value, and 19,979,500 shares of preferred stock, $0.01 par value.	The authorized capital stock of OXiGENE, including a description of the preferential rights of the undesignated preferred stock, is set forth under “Description of OXiGENE Capital Stock.”

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Blank Check Preferred Stock	The VaxGen charter authorizes the VaxGen board of directors to issue blank check preferred stock to increase the amount of outstanding shares.	The OXiGENE charter provides, and upon completion of the merger the OXiGENE amended charter will provide, that the board of directors may fix from time to time, by resolution(s) providing for the establishment and/or issuance of any series of preferred stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the board of directors under the DGCL. The OXiGENE charter also provides, and upon completion of the merger the OXiGENE amended charter will also provide, that the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of OXiGENE entitled to vote thereon, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation. See “Description of OXiGENE Capital Stock — Preferred Stock.”
Redemption	VaxGen’s charter provides that the preferred stock may be made subject to redemption at such price, in such amount, on such terms and conditions, and at such times as the board of directors shall determine by resolution when issuing such stock.	OXiGENE’s charter provides, and upon completion of the merger the OXiGENE amended charter will provide, that the board of directors may, without further action by OXiGENE stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Rights on Liquidation	VaxGen’s charter provides that the holders of the preferred stock will be entitled to such rights upon dissolution, or upon any distribution of the assets of VaxGen, as stated in the resolution(s) providing for the issue of such stock, adopted by the board of directors.	OXiGENE’s charter provides, and upon completion of the merger the OXiGENE amended charter will provide, that the board of directors may, without further action by OXiGENE stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences.
Conversion Rights	VaxGen’s charter provides that stock of any class or series may be made convertible into, or exchangeable for, shares of any other class or classes or any other series of the same or any other class or classes of stock of VaxGen, at the option of either the holder or VaxGen or upon the happening of a specified event, at such price or prices or at such rate or rates or exchange and with such adjustments as shall be stated in the resolution(s) providing for the issuance of such stock adopted by the board of directors.
Number of Directors	The VaxGen bylaws provide that the number of directors shall be fixed in accordance with the VaxGen charter, or if not so specified in the charter, by resolution of the board of directors. The VaxGen charter does not provide for a set number of directors. The VaxGen board of directors currently consists of five directors.	The OXiGENE bylaws provide that the number of directors shall be fixed from time to time exclusively by a resolution adopted by a majority of the total number of directors that OXiGENE would have if there were no vacancies on the board of directors. Stockholders may not fix or change the number of directors. The OXiGENE board of directors currently consists of six directors.
Classification of Board of Directors	The VaxGen bylaws provide for one class of directors and such directors shall be elected at each annual meeting of the stockholders for a term of one year.	OXiGENE has one class of directors and such directors are elected at each annual meeting of the stockholders for a term of one year.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Removal of Directors	The VaxGen bylaws provide that a director may be removed from office at any time (a) with cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors or (b) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally at an election of directors.	The OXiGENE bylaws provide that a director may be removed from office at any time with or without cause upon the affirmative vote of the holders of at least a majority of the total voting power of all the outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class, subject to the rights of the holders of any shares of any class or series of preferred stock.
Vacancies on the Board of Directors	The VaxGen bylaws provide that, subject to the rights of the holders of any series of preferred stock, any vacancy occurring on the board shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum. Any director so chosen in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.	The OXiGENE bylaws provide that, subject to the rights of the holders of any shares of any series of preferred stock, any vacancy occurring on the board shall be filled only by a majority vote of the directors then in office even though less than a quorum, or by the sole remaining director. Any director chosen in accordance with the preceding sentence will hold office for the remainder of the term applicable to such vacancy.
Board Quorum	The VaxGen bylaws provide that a majority of the exact number of directors fixed from time to time by the board of directors will constitute a quorum provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the board of directors, without notice other than announcement at the meeting. At each meeting of the board of directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law or the charter.	The OXiGENE bylaws provide that a majority of the total number of members of the board of directors shall constitute a quorum for all purposes provided, however, at any meeting whether a quorum be present or otherwise, a majority of those present may adjourn the meeting to another placed, date, or time, without further notice or waiver thereof.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Stockholder Quorum	The VaxGen bylaws provide that the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of the stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat.	The OXiGENE bylaws provide that the presence in person or by proxy, of the holders of a majority of all of the shares of stock entitled to vote at the meeting shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. In the absence of a quorum, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, if any, date and time.
Stockholder Action by Written Consent	The VaxGen charter provides that at any time when VaxGen is subject to the reporting requirements of Section 13 of the Exchange Act, the stockholders will have no right to take any action required or permitted by the DGCL by written consent.	The OXiGENE bylaws provide that any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting of stockholders of OXiGENE and may not be effected by written consent.
Special Meetings of Stockholders	Under Delaware law, a special meeting of VaxGen stockholders may be called by the VaxGen board of directors or by any other person authorized to do so in the VaxGen charter or bylaws and the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called. The VaxGen bylaws provide that special meetings of VaxGen stockholders may be called only by the chairman of the board, the chief executive officer, or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. If the special meeting is properly called by any person other than the board of directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, to the chairman of the board of directors, the chief executive officer, or the secretary of VaxGen. No business may be transacted at such special meeting otherwise than specified in such notice.	Under Delaware law, a special meeting of OXiGENE stockholders may be called by the OXiGENE board of directors or by any other person authorized to do so in the OXiGENE charter, and upon completion of the merger the OXiGENE amended charter, or bylaws and the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called. The OXiGENE bylaws provide that special meetings of stockholders may be called only by the board of directors pursuant to a resolution stating the purpose or purposes of such special meeting adopted by a majority of the total number of directors that OXiGENE would have if there were no vacancies on the board of directors. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose(s) stated in the resolution by which the meeting is called.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Stockholder Proposals
The VaxGen bylaws provide that a VaxGen stockholder wishing to bring business before the annual VaxGen stockholders’ meeting must provide timely written notice to VaxGen’s corporate secretary. To be timely, the notice must be delivered to the corporate secretary at the principal executive offices of VaxGen not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is advanced more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholders to be timely must be so delivered not earlier than the close of business on the one 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting date or the date when the announcement of such meeting is first made.

A VaxGen stockholder’s notice to VaxGen regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in the VaxGen bylaws, including, among other things:

• a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

The OXiGENE bylaws provide that an OXiGENE stockholder wishing to bring business before the annual OXiGENE stockholders’ meeting must provide timely written notice to OXiGENE’s corporate secretary. To be timely, the notice must delivered to the corporate secretary at the principal executive offices of OXiGENE not less than 45 days or more than 75 days prior to the first anniversary of the date on which OXiGENE first mailed its proxy materials for the preceding year’s annual meeting.

However, if the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by OXiGENE.

An OXiGENE stockholder’s notice to OXiGENE regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in the OXiGENE bylaws, including, among other things:

• a description of any material interest of the VaxGen stockholder in such business;

• the name and address of the VaxGen stockholder making the proposal;

• the class and number of shares beneficially owned by such VaxGen stockholder; and
• a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

• a description of any material interest of the OXiGENE stockholder in such business;

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

• whether the VaxGen stockholder intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of VaxGen’s voting shares required under applicable law to carry the proposal or, in the case of a nomination, a sufficient number of holders of VaxGen’s voting shares to elect such nominee.
• the name and address of the OXiGENE stockholder making the proposal;

• the class and number of shares beneficially owned by such OXiGENE stockholder; and

• whether such stockholder intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of OXiGENE’s voting shares required under applicable law to carry the proposal or, in the case of a nomination, a sufficient number of holders of OXiGENE’s voting shares to elect such nominee.
Stockholder Nominations	The VaxGen bylaws provide that VaxGen stockholders wishing to nominate candidates for election to the VaxGen board of directors at an annual meeting must give proper and timely written notice to VaxGen’s corporate secretary. To be timely, the notice must be delivered to VaxGen within the timeframe described under “Stockholder Proposals” above with respect to the submission of VaxGen stockholder proposals. A VaxGen stockholder’s notice to VaxGen regarding director nominations must contain all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-4(d) thereunder.
The OXiGENE bylaws provide that OXiGENE stockholders wishing to nominate candidates for election to the OXiGENE board of directors at an annual meeting must give proper and timely written notice to OXiGENE’s corporate secretary. To be timely, the notice must be delivered to OXiGENE within the timeframe described under “Stockholder Proposals” above with respect to the submission of OXiGENE stockholder proposals.

An OXiGENE stockholder’s notice to OXiGENE regarding director nominations must set forth as to each person whom the stockholder proposed to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case, pursuant to Regulation 14A under the Exchange Act and Rule 14a-4(d) thereunder.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Voting Stock	The VaxGen common stock and preferred stock may have such voting powers, full or limited, or no voting powers; such designations, preferences and relative, participating, optional or other special rights; and such qualifications, limitations or restrictions on the same, as may be stated or expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors. Under Delaware law, each share of VaxGen common stock is entitled to one vote on all matters submitted to VaxGen stockholders.	The OXiGENE charter provides, and upon completion of the merger the OXiGENE amended charter will provide, that the holders of OXiGENE common stock are entitled to one vote for each share held; provided, however, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the charter. The OXiGENE charter provides, and upon completion of the merger the OXiGENE amended charter will provide, that the board of directors may fix from time, by resolution(s) providing for the establishment and/or issuance of any series of preferred stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the board of directors under the DGCL.
Vote Required for Certain Stockholder Actions; Effect of Abstentions
The VaxGen bylaws provide that, except as otherwise provided by statute or by applicable stock exchange rules, or by the charter or the bylaws, in all matters other than the election of directors, the affirmative vote of the majority of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders.

Generally, under Delaware law, the approval of any merger or consolidation or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of a majority of the total votes represented by the outstanding stock of the corporation entitled to vote on such matter. Abstentions have the effect of a vote against such proposal.
Under Delaware law, except as otherwise required by Delaware law and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors, the affirmative vote of the majority of voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The OXiGENE charter, the OXiGENE bylaws do not, and upon completion of the merger the OXiGENE amended charter will not, contain any provision altering this default rule. Generally, under Delaware law, the approval of any merger or consolidation or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of a majority of the total votes represented by the outstanding stock of the corporation entitled to vote on such matter. Abstentions have the effect of a vote against such proposal.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Amendment of Certificate of Incorporation	Under Delaware law, the VaxGen charter may be amended by the adoption of a resolution of the VaxGen board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a separate class. The VaxGen charter provides that VaxGen may amend, alter, change, or repeal any provision of the charter in any manner prescribed by law.	Under Delaware law, the OXiGENE charter, and upon completion of the merger the OXiGENE amended charter, may be amended by the adoption of a resolution of the OXiGENE board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a separate class. The OXiGENE charter provides, and upon completion of the merger the OXiGENE amended charter will provide, that OXiGENE may amend, alter, change or repeal any provision of the charter in any manner prescribed by law.
Amendment of Bylaws	The VaxGen bylaws may be adopted, amended or repealed by the VaxGen board of directors, subject to the right of the stockholders to do the same.	The OXiGENE bylaws may be rescinded, altered, or repealed by the affirmative vote of a majority of the total number of directors that OXiGENE would have if there were no vacancies on the board of directors. The affirmative vote of the holders of at least 66 2/3% of the voting power of all of the outstanding shares of capital stock of OXiGENE entitled to vote in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any by-law or any provision of any by-law.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Limitation on Liability	The VaxGen charter provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to VaxGen or its stockholders for monetary damages for breach of fiduciary duty as a director.
The OXiGENE charter provides, and upon completion of the merger the OXiGENE amended charter will provide, that no director will be personally liable to OXiGENE or its stockholders for monetary damages for breach of fiduciary duty as a director, except for a director’s acts or omissions that:

• were in breach of the director’s duty of loyalty to OXiGENE or its stockholders;

• were not in good faith or involved intentional misconduct or a knowing violation of the law;

• resulted in a violation of section 174 of the Delaware General Corporation Law for unlawful payment of a dividend or unlawful stock purchases or redemptions; or

• involved transactions from which the director derived an improper personal benefit.

Indemnification	The VaxGen charter provides that, to the fullest extent permitted by applicable law, VaxGen may provide indemnification of, and advancement of expenses to, its agents and any other persons to which Delaware law permits the provision of indemnification.	The OXiGENE bylaws provide that, to the fullest extent authorized by the DGCL, OXiGENE may provide indemnification to each person who was or is a director or officer or is or was serving at the request of OXiGENE as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith. As described above under “The Merger Agreement — Other Agreements,” OXiGENE has agreed to provide, for a period of six years after the effective date of the merger, officers’ and directors’ liability insurance covering acts or omissions occurring before the effective time of the merger by each officer or director of VaxGen or its subsidiaries covered by VaxGen’s current officers’ and directors’ liability insurance policy.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Dividends	Under Delaware law, except as set forth in the certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. VaxGen’s charter provides that the holders of the preferred stock will be entitled to receive dividends at such rates, on such terms and conditions and at such times as the board of directors shall determine by resolution when issuing such stock. Such dividends will be paid in preference or such other relation to dividends payable on any other class or series of stock as stated and expressed. If such dividends are cumulative and unpaid, the deficiency shall be fully paid or provided for as required by the terms under which the series was issued prior to payment of any dividend on common stock.
Under Delaware law, except as set forth in the certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The OXiGENE bylaws provide the OXiGENE board of directors may declare dividends from time to time in accordance with applicable law.

Stockholder Rights Plan	VaxGen does not have a stockholder rights plan.	On March 24, 2005 OXiGENE’s board of directors declared a dividend of one common stock purchase right for each outstanding share of OXiGENE’s voting common stock, $0.01 par value per share, to stockholders of record at the close of business on April 4, 2005. Each right entitles the registered holder to purchase from OXiGENE one share of common stock, at a purchase price of $50.00 in cash, subject to adjustment. The description and terms of the rights are set forth in a Stockholder Rights Agreement, as amended, between OXiGENE and American Stock Transfer & Trust Company, as Rights Agent.

VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Initially, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate certificates for rights will be distributed. The rights will separate from the common stock and a “Distribution Date” will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of OXiGENE’s common stock or (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 15% or more of the outstanding shares of OXiGENE’s common stock.
Until the distribution date (or earlier redemption or expiration of the rights), (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the Stockholder Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for common stock outstanding, even without such notation, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

	VaxGen Stockholder Rights	OXiGENE Stockholder Rights

Certain Business Combinations / Anti-takeover Provisions
Under Delaware law, a corporation can elect not to be governed by section 203 of the DGCL, which generally protects publicly held Delaware corporations from unfair transactions and tactics by persons who acquire large blocks of stock without prior board approval. VaxGen’s charter does not provide for any election in connection with section 203 and is therefore subject to the restrictions of section 203 of the DGCL.

In general, section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested” stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested” stockholder is a person who, alone or together with his affiliates and associates, owns 15 percent or more of the corporation’s voting stock.

These provisions could have the effect of delaying, deferring or preventing a change in control of VaxGen or reducing the price that certain investors might be willing to pay in the future for VaxGen common stock.
OXiGENE also is governed by section 203 of the DGCL.

PRINCIPAL STOCKHOLDERS OF OXiGENE AND THE COMBINED COMPANY

The following tables set forth certain information with respect to the beneficial ownership of OXiGENE common stock as of October 31, 2009 for (a) each of the executive officers named in the Summary Compensation Table on page 174 of this joint proxy statement/prospectus, (b) each of OXiGENE’s directors, (c) all of OXiGENE’s current directors and executive officers as a group and (d) each stockholder known by OXiGENE to own beneficially more than 5% of OXiGENE common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. OXiGENE deems shares of common stock that may be acquired by an individual or group within 60 days of October 31, 2009 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the tables. Except as indicated in footnotes to these tables, OXiGENE believes that the stockholders named in these tables have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to OXiGENE by these stockholders. Percentage of ownership is based on 62,460,193 shares of common stock outstanding on October 31, 2009.

The following tables also set forth information known to OXiGENE with respect to the beneficial ownership of the combined company’s common stock upon consummation of the merger for (a) each of the combined company’s current directors and nominees for directors, (b) each of the combined company’s executive officers, (c) each person known by the management of OXiGENE and VaxGen to become the beneficial owner of more than five percent of any class of the combined company upon the consummation of the merger, and (d) all directors and executive officers of the combined company as a group.

The percent of common stock of the combined company is based on 78,082,742 shares of common stock of the combined company outstanding, which assumes a 0.4719 exchange ratio. The number of shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of October 31, 2009. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days of October 31, 2009 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, such unissued shares of common stock are not deemed to be outstanding for calculating the percentage of common stock owned by any other person. Except as otherwise indicated, the combined company believes that the beneficial owners of its capital stock listed in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated in the notes below, the address for each of the stockholders in the table below is c/o OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, CA 94080.

	Prior to the Merger		Pro Forma after the Merger
	Number of Shares		Number of Shares
	Beneficially Owned		Beneficially Owned
	and Nature of	Percent of	and Nature of	Percent of
	Ownership	Class %	Ownership	Class %

David Chaplin(1)	440,600	*	440,600	*
Roy Fickling(2)	71,165	*	71,165	*
Mark Kessel(3)	27,117,118	43.4%	27,117,118	34.7%
John Kollins(4)	50,000	*	—	*
Arthur Laffer(5)	434,062	*	434,062	*
Peter Langecker	—	*	—	*
Jim Murphy(6)	178,750	*	178,750	*
William Schwieterman(7)	48,962	*	48,962	*
William Shiebler(8)	307,334	*	307,334	*
Alastair J.J. Wood	—	*	—	*
Franklin Berger(9)	—	*	28,953	*
Lori Rafield(10)	—	*	5,309	*
All listed directors and executive officers as a group	28,647,991	45.9%	28,632,253	36.7%

*	Less than 1%.

(1)	Includes options to purchase 307,500 shares of common stock, which are exercisable within 60 days of October 31, 2009 (December 30, 2009).

(2)	Includes 20,000 shares of unvested restricted common stock granted in 2007, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(3)	Indicates 27,117,118 shares of common stock held by Symphony ViDA Holdings LLC. Mark Kessel is a Managing Member of Symphony GP LLC, which is the general partner of Symphony Capital GP, L.P., which is the general partner of Symphony Capital Partners, L.P., which is the manager of Symphony ViDA Holdings LLC.

(4)	Includes options to purchase 50,000 shares of common stock, which are exercisable within 60 days of October 31, 2009 (December 30, 2009). Mr. Kollins employment with OXiGENE terminated effective October 7, 2009. Pursuant to Mr. Kollins’ stock option agreement, all of Mr. Kollins’ unvested options were forfeited on the effective date of his termination and his vested options, to the extent not exercised, will be forfeited as of January 8, 2010.

(5)	Includes options to purchase 110,000 shares of common stock, which are exercisable within 60 days of October 31, 2009 (December 30, 2009).

(6)	Includes options to purchase 138,750 shares of common stock, which are exercisable within 60 days of October 31, 2009 (December 30, 2009).

(7)	Includes 20,000 shares of unvested restricted common stock granted in 2007, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(8)	Includes options to purchase 110,000 shares of common stock, which are exercisable within 60 days of October 31, 2009 (December 30, 2009).

(9)	Includes 28,437 shares issuable upon exercise of options held by Mr. Berger within 60 days of October 31, 2009 (December 30, 2009).

(10)	Includes 5,013 shares issuable upon exercise of options held by Ms. Rafield within 60 days of October 31, 2009 (December 30, 2009).

As of October 31, 2009, the following are the only entities (other than our employees as a group) known to us to be the beneficial owner of more than 5% of our outstanding common stock.

	Prior to the Merger		Pro Forma after the Merger
	Number of Shares		Number of Shares
	Beneficially Owned		Beneficially Owned
Name and Address of	and Nature of	Percent of	and Nature of	Percent of
Beneficial Owner	Ownership	Class	Ownership	Class

Symphony ViDA Holdings LLC	27,117,118	43.4%	27,117,118	34.7%
7361 Calhoun Place Suite 325 Rockville, MD 20855
BAM Opportunity Fund, L.P.	3,505,973	5.6%	3,505,973	*
44 Wall Street Suite 1603 New York, NY 10005

*	Less than 5%.

The determination that there were no other persons, entities or groups known to us to beneficially own more than 5% of our outstanding common stock was based on a review of all statements filed with respect to us since the beginning of the past fiscal year with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act.

PRINCIPAL STOCKHOLDERS OF VAXGEN

The following table sets forth certain information regarding the ownership of VaxGen’s common stock as of October 31, 2009 by: (i) each of VaxGen’s directors; (ii) each of VaxGen’s named executive officers set forth in the table titled Summary Compensation Table” in VaxGen’s Annual Report on Form 10-K filed with the SEC on March 18, 2009; (iii) all executive officers and directors of VaxGen as a group; and (iv) all those known by VaxGen to be beneficial owners of more than five percent of its common stock. Unless otherwise noted, the address for the person or entity listed in the table is c/o VaxGen, Inc., 379 Oyster Point Blvd., Suite 10, South San Francisco, California, 94080:

		Options and
		Warrants
		Exercisable
	Number of	Within	Percent of
Beneficial Owner	Shares	60 Days	Total

5% Stockholders
Entities affiliated with Gruber & McBaine Capital Management, LLC, 50 Osgood Place, Penthouse, San Francisco, CA 91433(2)	6,328,565	—	19.1
Entities affiliated with QVT Financial LP, 1177 Avenue of the Americas, 9th Floor, New York, NY 10036(3)	2,180,356	—	6.6
Entities affiliated with Weiss Asset Management, LLC, 29 Commonwealth Avenue, 10th Floor, Boston, MA 02116(4)	2,610,227	—	7.9
Entities affiliated with ROI Capital Management, Inc., 300 Drakes Landing Road, Suite 175, GreenBrae, CA 94904(5)	2,729,610	—	8.2

		Options and
		Warrants
		Exercisable
	Number of	Within	Percent of
Beneficial Owner	Shares	60 Days	Total

Named Executive Officers and Directors
James P. Panek, President, Principal Executive and Financial Officer and Director(6)	19,178	432,498	1.4
Franklin M. Berger, Director(7)	—	61,354	*
Paul DeStefano, Director(8)	100,000	29,250	*
Lori Rafield, Director(9)	—	11,250	*
Kevin Reilly, Director(10)	—	40,208	*
All executive officers and directors as a group (5 persons)	119,178	574,560	2.1

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, VaxGen believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 33,106,523 shares outstanding on September 30, 2009 adjusted as required by rules promulgated by the SEC.

(2)	Gruber & McBaine Capital Management, LLC (“GMCM”) is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the stock. Jon D. Gruber and J. Patterson McBaine are the Managers, controlling persons and portfolio managers of GMCM. Lagunitas Partners is an investment limited partnerships of which GMCM is the general partner.

(3)	QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 1,895,240 shares of common stock. QVT Financial is also the investment manager for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 285,116 shares of common stock. QVT Financial has the power to direct the vote and disposition of the common stock held by the Fund and Quintessence. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,180,356 shares of common stock, consisting of the shares owned by the Fund and Quintessence.

(4)	Weiss Asset Management, LLC is a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Andrew Weiss, who is the Managing Member of Weiss Asset Management, and also includes shares held by a private investment corporation which may be deemed to be controlled by Mr. Weiss, who is the managing member of Weiss Capital LLC, the Investment Manager of such private investment corporation.

(5)	ROI Capital Management, Inc (“ROI”) is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the stock. Mitchell J. Soboleski and Mark T. Boyer are the controlling persons of ROI. By reason of the provisions of Rule 13d-3 of the 1934 Act, each of ROI, Mr. Soboleski and Mr. Boyer may be deemed to own beneficially 2,729,610 Shares.

(6)	Includes 432,498 shares issuable upon exercise of options held by Mr. Panek within 60 days of October 31, 2009.

(7)	Includes 61,354 shares issuable upon exercise of options held by Mr. Berger within 60 days of October 31, 2009.

(8)	Includes warrants to purchase 18,000 shares of common stock and 11,250 shares issuable upon exercise of options held by Mr. DeStefano within 60 days of October 31, 2009.

(9)	Includes 11,250 shares issuable upon exercise of options held by Ms. Rafield within 60 days of October 31, 2009.

(10)	Includes 40,208 shares issuable upon exercise of options held by Mr. Reilly within 60 days of October 31, 2009.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will provide OXiGENE with an opinion as to the legal matters in connection with the securities it is offering, and members of that firm, their families and trusts for their benefit own an aggregate of approximately 350 shares of OXiGENE common stock.

EXPERTS

The consolidated financial statements of OXiGENE, Inc. at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing in this Joint Proxy Statement/Prospectus and related Registration Statement (Form S-4), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of VaxGen, Inc. as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s management considering various alternative strategic transactions which, if unsuccessful will result in the liquidation of the Company) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTOR

Your eligibility as an OXiGENE stockholder to submit proposals and director nominations, the proper subjects of such proposals and other issues governing stockholder proposals and director nominations are regulated by the rules adopted under Section 14 of the Exchange Act. To be considered for inclusion in the proxy statement relating to OXiGENE’s annual meeting of stockholders to be held in 2010 stockholder proposals and nominations must be received no later than December 18, 2009. If OXiGENE does not receive notice of any matter to be considered for presentation at the annual meeting, although not to be included in the proxy statement for the annual meeting, between February 1, 2010 and March 3, 2010 management proxies may confer discretionary authority to vote on the matters presented at the annual meeting by a stockholder in accordance with Rule 14a-4 under the Exchange Act. All stockholder proposals should be marked for the attention of The Secretary, OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080.

WHERE YOU CAN FIND MORE INFORMATION

Each of OXiGENE and VaxGen is a public company and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document OXiGENE and VaxGen files at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like OXiGENE and VaxGen, who file electronically with the SEC. The address of the site is http://www.sec.gov.

Each of OXiGENE’s common stock is listed on the NASDAQ Global Market, and VaxGen common stock is listed on NASDAQ OTC Bulletin Board Reports and other information concerning each of OXiGENE and VaxGen also may be inspected at the offices of the NASDAQ OMX Group, Inc., 9600 Blackwell Road, Rockville, MD 20850 or on the NASDAQ OMX Group, Inc. website at http://www.nasdaq.com.

In addition, each of OXiGENE and VaxGen maintains a website that contains information, including copies of reports, proxy statements and other information it files with the SEC. The address of OXiGENE’s website is www.oxigene.com. The address of VaxGen’s website is www.vaxgen.com. Information contained on OXiGENE’s or VaxGen’s websites or that can be accessed through OXiGENE’s or VaxGen’s websites does not constitute a part of this prospectus. OXiGENE and VaxGen have included their website addresses only as inactive textual references and do not intend them to be active links to their respective websites.

OXiGENE has filed a registration statement on Form S-4 with the SEC for the common stock offered under this joint proxy statement/prospectus. This joint proxy statement/prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this joint proxy statement/prospectus. Whenever OXiGENE makes reference in this joint proxy statement/prospectus to any of its contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may:

•	inspect a copy of the Form S-4 registration statement, including the exhibits and schedules, without charge at the public reference room;

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•	obtain a copy from the SEC website.

You should rely only on the information contained in this joint proxy statement/prospectus to vote your shares at the special meetings. Neither OXiGENE nor VaxGen has authorized anyone to provide you with information that differs from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [          ], 2009. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of shares of OXiGENE common stock in the merger shall create any implication to the contrary.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
OXiGENE, Inc.

We have audited the accompanying consolidated balance sheets of OXiGENE, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OXiGENE, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that OXiGENE, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will be required to raise additional capital, alternative means of financial support, or both, prior to January 1, 2010 in order to sustain operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The 2008 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 8 to the consolidated financial statements, effective January 1, 2009, the Company retrospectively adopted the presentation and disclosure requirements of Financial Accounting Standards Board Statement No. 160, “Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.”

/s/ Ernst & Young LLP

Boston, Massachusetts
March 26, 2009, except for Notes 8 and 9, as to which the date is August 14, 2009

OXiGENE, Inc.

Consolidated Balance Sheets

	Year Ended December 31
	2008	2007
	(All Amounts in thousands, except per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$18,275	$8,527
Available-for-sale securities	643	19,911
Marketable securities held by Symphony ViDA, Inc., restricted	14,663	—
Prepaid expenses	382	354
Other assets	123	72

Total current assets	34,086	28,864
Furniture and fixtures, equipment and leasehold improvements	1,456	1,343
Accumulated depreciation	(1,255)	(1,122)

	201	221
License agreements, net of accumulated amortization of $919 and $821 at December 31, 2008 and 2007, respectively	581	679
Other assets	163	300

Total assets	$35,031	$30,064

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,744	$1,370
Accrued research and development	3,416	2,713
Accrued other	606	901

Total current liabilities	5,766	4,984
Derivative liability	466	—
Rent loss accrual	60	223

Total liabilities	6,292	5,207

Commitments and contingencies (Note 5)
Stockholders’ equity:
Common stock, $.01 par value, 100,000 shares authorized; 46,293 shares in 2008 and 28,505 shares in 2007 issued and outstanding	463	285
Additional paid-in capital	178,156	162,358
Accumulated deficit	(159,202)	(137,801)
Accumulated other comprehensive income (loss)	(110)	15

Total OXiGENE, Inc. stockholders’ equity	19,307	24,857
Non controlling interest in Symphony ViDA, Inc.	9,432	—
Total equity	28,739	24,857

Total liabilities and stockholders’ equity	$35,031	$30,064

See accompanying notes.

OXiGENE, Inc.

Consolidated Statements of Operations

	Year Ended December 31
	2008	2007	2006
	(All amounts in thousands, except per share amounts)

License revenue	$12	$12	$—
Operating costs and expenses:(1)
Research and development	18,434	14,130	10,816
General and administrative	7,518	8,155	7,100

Total operating costs and expenses	25,952	22,285	17,916

Loss from operations	(25,940)	(22,273)	(17,916)
Change in fair value of warrants	3,335	—	—
Investment income	618	1,955	2,502
Other (expense) income, net	66	(71)	(43)

Consolidated net loss	$(21,921)	$(20,389)	$(15,457)

Net loss attributed to non controlling interest in Symphony ViDA, Inc.	$(520)	$—	$—
Net loss attributed to OXiGENE, Inc.	$(21,401)	$(20,389)	$(15,457)
Basic and diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.70)	$(0.73)	$(0.56)
Weighted-average number of common shares outstanding	30,653	27,931	27,626

(1) Includes share-based compensation expense as follows:

Research and development	$328	$320	$473
General and administrative	671	1,472	1,392

See accompanying notes.

OXiGENE, Inc.

Consolidated Statements of Stockholders’ Equity

					Accumulated				Non
					Other			Total	Controlling
	Common Stock		Additional		Comprehensive			OXiGENE, Inc.	Interest in
	$.01 Par Value		Paid-In	Accumulated	Income	Notes	Deferred	Stockholers’	Symphony	Total
	Shares	Amount	Capital	Deficit	(Loss)	Receivable	Compensation	Equity	ViDA Inc.	Equity
	(All amounts in thousands)

Balance at December 31, 2005	28,037	280	160,885	(101,955)	(85)	(187)	(2,404)	56,534	—	56,534

Unrealized gain from available-for-sale securities	—	—	—	—	66	—	—	66	—	66

Net loss	—	—	—	(15,457)	—	—	—	(15,457)	—	(15,457)

Comprehensive loss	—	—	—	—	—	—	—	(15,391)	—	(15,391)

Issuance of common stock upon exercise of options	168	2	410	—	—	—	—	412	—	412

Stock-based compensation expense	—	—	1,865	—	—	—	—	1,865	—	1,865

Reclassification of deferred compensation	—	—	(2,404)	—	—	—	2,404	—	—	—

Forfeiture of restricted stock	(10)	—	—	—	—	—	—	—	—	—

Interest on notes receivable	—	—	7	—	—	(7)	—	—	—	—

Cancellation of notes receivable	(20)	—	(194)	—	—	194	—	—	—	—

Balance at December 31, 2006	28,175	282	160,569	(117,412)	(19)	—	—	43,420	—	43,420

Unrealized gain from available-for-sale securities	—	—	—	—	34	—	—	34	—	34

Net loss	—	—	—	(20,389)	—	—	—	(20,389)	—	(20,389)

Comprehensive loss								(20,355)	—	(20,355)

Issuance of restricted stock	330	3	(3)	—	—	—	—	—	—	—

Stock-based compensation expense	—	—	1,792	—	—	—	—	1,792	—	1,792

Balance at December 31, 2007	28,505	285	162,358	(137,801)	15	—	—	24,857	—	24,857

Formation of Symphony ViDA, Inc.									9,952	9,952

Unrealized gain from available-for-sale securities	—	—	—	—	(125)	—	—	(125)	—	(125)

Net loss	—	—	—	(21,401)		—	—	(21,401)	(520)	(21,921)

Comprehensive loss	—	—	—	—	—	—	—	(21,526)	(520)	(22,046)

Issuance of common stock for executive incentive compensation	36	—	87	—	—	—	—	87	—	87

Issuance of common stock related to CEFF, net of costs	635	6	734	—	—	—	—	740	—	740

Stock-based compensation expense	—	—	999	—	—	—	—	999	—	999

Issuance of warrants to purchase common stock to Symphony ViDA Holdings LLC			(8,935)	—	—	—	—	(8,935)	—	(8,935)

Settlement of Symphony warrant upon exercise			5,622	—	—	—	—	5,622	—	5,622

Accounting for additional shares investment and a warrant issued to Kingsbridge as a liability			(489)	—	—	—	—	(489)	—	(489)

Issuance of common stock to Symphony as direct investment, net of costs	2,232	22	1,407	—	—	—	—	1,429	—	1,429

Exercise of Symphony warrant issuance of shares of common stock	11,282	113	12,410	—	—	—	—	12,523	—	12,523

Issuance of common stock as compensation for purchase option	3,603	37	3,963	—	—	—	—	4,000	—	4,000

Balance at December 31, 2008	46,293	$463	$178,156	$(159,202)	$(110)	$—	$—	$19,307	$9,432	$28,739

See accompanying notes.

OXiGENE, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2008	2007	2006
	(Amounts in thousands)

Operating activities:
Consolidated net loss	$(21,921)	$(20,389)	$(15,457)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrants	(3,335)	—	—
Depreciation	133	115	88
Amortization of license agreement	98	98	98
Rent loss accrual	(163)	(93)	(130)
Stock-based compensation	999	1,792	1,865
Issuance of common stock of executive incentive compensation	87	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(78)	215	(385)
Accounts payable, accrued expenses and other payables	782	1,078	618

Net cash used in operating activities	(23,398)	(17,184)	(13,303)
Investing activities:
Purchase of available-for-sale securities	(4,314)	(34,340)	(53,287)
Proceeds from sale of available-for-sale securities	23,456	44,615	49,711
Purchase of available-for-sale securities held by Symphony ViDA, Inc.	(14,663)	—	—
Purchase of furniture, fixtures and equipment	(113)	(95)	(194)
Other assets	137	(156)	5

Net cash provided by (used in) investing activities	4,503	10,024	(3,765)
Financing activities:
Proceeds from issuance of common stock, net of fees	14,691	—	411
Proceeds from purchase on non controlling interest by preferred shareholders in Symphony ViDA, Inc., net of fees	13,952	—	—

Net cash provided by financing activities	28,643	—	411
Increase (decrease) in cash and cash equivalents	9,748	(7,160)	(16,657)
Cash and cash equivalents at beginning of year	8,527	15,687	32,344

Cash and cash equivalents at end of year	$18,275	$8,527	$15,687

Non- cash Disclosures:
Reclassification of deferred compensation	—	—	2,404
Cancellation of notes receivable	—	—	194
Stock issued as consideration for the Symphony ViDA purchase option	4,000	—	—
Accounting for additional shares investment and warrant issued to Kingsbridge as liabilities	489	—	—
Fair value of Symphony warrants	5,622	—	—

See accompanying notes.

OXiGENE, INC.

Notes to Consolidated Financial Statements
December 31, 2008

1.	Description of Business and Significant Accounting Policies

Description of Business

OXiGENE, Inc. (the “Company”), incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, is a biopharmaceutical company developing novel small-molecule therapeutics to treat cancer and certain eye diseases. The Company’s focus is the development and commercialization of drug candidates that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment. Currently, the Company does not have any products available for sale; however, it has two therapeutic product candidates in various stages of clinical and pre-clinical development, as well as a pipeline of additional product candidates currently in research and development.

OXiGENE’s primary drug development candidates, ZYBRESTAT and OXi4503, are based on a series of natural products called Combretastatins, and are referred to as vascular disrupting agents, or VDAs. The Company is currently developing its VDA drug candidates for indications in both oncology and ophthalmology. OXiGENE’s most advanced drug candidate is ZYBRESTAT, a VDA, which is being evaluated in multiple ongoing and planned clinical trials in various oncology and ophthalmic indications. The Company conducts scientific activities pursuant to collaborative arrangements with universities. Regulatory and clinical testing functions are generally contracted out to third-party, specialty organizations.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

To date, OXiGENE has financed its operations principally through net proceeds received from private and public equity financing and, in fiscal 2008, from its transaction with Symphony Capital LLC as described below. The Company has experienced net losses and negative cash flow from operations each year since its inception, except in fiscal 2000. As of December 31, 2008, OXiGENE had an accumulated deficit of approximately $159,202,000. The Company expects to continue to incur expenses, resulting in operating losses, over the next several years due to, among other factors, its continuing clinical trials, planned future clinical trials, and other anticipated research and development activities.

OXiGENE’s cash, cash equivalents and available-for-sale marketable securities balance was approximately $18,918,000 at December 31, 2008. Investments held by ViDA were $14,663,000 as of December 31, 2008. The investments held by ViDA are dedicated to fund ZYBRESTAT for ophthalmology and OXi4503 licensed to ViDA in connection with the collaborative arrangement completed in October 2008 and not available for general business purposes. In addition, Symphony Capital is committed to fund up to an additional $10,000,000 to Symphony ViDA, Inc. Based on current plans, the Company expects its current available cash, cash equivalents and marketable securities to meet its cash requirements into the fourth quarter of fiscal 2009. Therefore, there exists substantial doubt about the Company’s ability to continue as a going concern. The Company will require significant additional funding prior to January 1, 2010 to fund operations until such time, if ever, it becomes profitable. The Company intends to augment its cash, cash equivalents and marketable securities balances as of December 31, 2008 by pursuing other forms of capital infusion, including strategic alliances or collaborative development opportunities with organizations that have capabilities and/or products that are complementary to the Company’s capabilities and products in order to continue the development of its potential product candidates. However, there can be no assurance that adequate additional financing under such arrangements will be available to the Company on terms that it deems acceptable, if at all. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

On October 1, 2008, OXiGENE announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40,000,000 in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. OXiGENE issued to Holdings, Pursuant to the Stock and Warrant Purchase agreement, an aggregate of 13,513,514 Shares of its Common Stock and Warrants at a price of $1.11 per share which was the closing price of OXiGENE Common Stock on the NASDAQ Global Market on September 30, 2008. Under this collaboration, the Company entered into a series of related agreements with Symphony Capital LLC, Symphony ViDA, Inc., or ViDA, Symphony ViDA Holdings LLC, or Holdings, and related entities.

Pursuant to these agreements, Holdings has formed and capitalized ViDA, a Delaware corporation, in order (a) to hold certain intellectual property related to two of OXiGENE’s product candidates, ZYBRESTAT for use in ophthalmologic indications and OXi4503, referred to as the “Programs,” which were exclusively licensed to ViDA under the Novated and Restated Technology License Agreement and (b) to fund commitments of up to $25,000,000. The funding will support pre-clinical and clinical development by OXiGENE, on behalf of ViDA, for ZYBRESTAT for ophthalmology and OXi4503. Under certain circumstances, the Company may be required to commit up to $15,000,000 to ViDA. The Company’s requirement for additional funding will be determined by a number of factors, including among others, if at all, the determination of the need for more funding and the written recommendation of the Joint Development Committee (JDC), the approval of the Symphony ViDA Board, the probability and amount of the additional funding provided by Holdings, if any, the probability that OXiGENE may provide optional funding (“Optional Company Funding”), and the timing of meeting the potential obligations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company has no significant off balance sheet concentration of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents and short- and long-term investments. The Company places its cash, cash equivalents and short-term and long-term investments with high credit quality financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

Available-for-Sale Securities

In accordance with the Company’s investment policy, surplus cash may be invested primarily in commercial paper, obligations issued by the U.S. Treasury/Federal agencies or guaranteed by the U.S. Government, money market instruments, repurchase agreements, bankers’ acceptances, certificates of deposit, time deposits and bank notes. In accordance with Statement of Financial Accounting Standards No. 115 (“SFAS 115”), Accounting for Certain Investments in Debt and Equity Securities, the Company separately discloses cash and cash equivalents from investments in marketable securities. The Company designates its marketable securities as available-for-sale securities. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, if any, reported as accumulated other comprehensive income (loss)

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

in stockholders’ equity. The Company reviews the status of the unrealized gains and losses of its available-for-sale marketable securities on a regular basis. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Interest and dividends on securities classified as available-for-sale are included in investment income. Securities in an unrealized loss position deemed not to be other-than-temporarily impaired, due to the Company’s positive intent and ability to hold the securities until anticipated recovery, with maturation greater than twelve months are classified as long-term assets.

The Company’s investment objectives are to preserve principal, maintain a high degree of liquidity to meet operating needs and obtain competitive returns subject to prevailing market conditions. The Company assesses the market risk of its investments on an ongoing basis so as to avert risk of loss. The Company assesses the market risk of its investments by continuously monitoring the market prices of its investments and related rates of return, continuously looking for the safest, most risk-averse investments that will yield the highest rates of return in their category.

The following is a summary of the fair values of available-for-sale securities: (Amounts in thousands)

	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate bonds maturing in less than one year	$747	$—	$(104)	$643

Total available-for-sale securities	$747	$—	$(104)	$643

	December 31, 2007
		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Current:
Corporate bonds maturing in less than 2 years	5,819	2	(2)	5,819
Commercial paper maturing in less than one year	10,698	6	(1)	10,703
Certificates of deposit maturing in less than one year	3,379	10	—	3,389

Total available-for-sale securities	19,896	18	(3)	19,911

The Company did not hold any long term available-for-sale securities in 2008 or 2007. As of December 31, 2008, one of the Company’s available-for-sale securities was in an unrealized loss position of $104,000, related to a $750,000 corporate bond issued by American General Finance that matures on May 15, 2009. SFAS 115 requires that a company recognize in earnings all declines in fair value below the cost basis that are considered other-than-temporary. The Company considered, among other factors, that the decline in fair value was abrupt and has not existed for an extended period of time, the financial condition of the issuer (AIG) has the support of a significant U.S. Government bailout, the decline in fair value was not specific to the corporate bond but to the overall market condition as a whole and in reviewing the debt securities that have matured in the last quarter the Company noted that investors in these debt securities received full principal payment on the respective maturity dates. The Company has the intent and ability to hold this corporate bond until maturity and expects to receive the full recovery of the bond’s value and concluded that the decline in value is not other than temporary.

Fair Value

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 is effective for financial

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

statements issued for fiscal years beginning after November 15, 2007. SFAS 157 replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. This Statement applies only to fair value measurements that already are required or permitted by other accounting standards and does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) No. 157-2, which delayed the effective date of SFAS No. 157 until the first quarter of 2009 for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis.

The adoption of SFAS 157 for our financial assets and liabilities in the first quarter of 2008 did not have a material impact on our financial position or results of operations. Pursuant to the provisions of SFAS 157, we are required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. SFAS 157 establishes a fair value hierarchy that prioritizes valuation inputs based on the observable nature of those inputs. The SFAS 157 fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of our investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

Level 1 inputs Quoted prices in active markets;

Level 2 inputs Generally include inputs with other observable qualities, such as quoted prices in active markets for similar assets or quoted prices for identical assets in inactive markets; and

Level 3 inputs Valuations based on unobservable inputs.

The following table summarizes our assets that were measured at fair value as of December 31, 2008 (in thousands):

Fair Value Measurement at Reporting Date Using:

		Significant Other	Significant
	Quoted Prices in	Observable	Unobservable	Fair Value
	Active Markets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008

Cash Equivalents
Money Market Fund	$4,013	$—	$—	$4,013
Available for Sale
Corporate Bonds	—	643	—	643
Total	$4,013	$643	$—	$4,656

Cash of $14,262,000 is not included in our SFAS 157 level hierarchy disclosure.

Research and Development

The Company charges all research and development expenses, both internal and external costs, to operations as incurred. The Company’s research and development costs represent expenses incurred from the engagement of outside professional service organizations, product manufacturers and consultants associated with the development of its potential product candidates. The Company recognizes expense associated with these arrangements based on the completion of activities as specified in the applicable contracts. Costs incurred under fixed fee contracts are accrued ratably over the contract period absent any knowledge that the services will be performed other than ratably. Costs incurred under contracts with clinical trial sites and principal investigators are generally accrued on a patients-treated basis consistent with the terms outlined in

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

the contract. In determining costs incurred on some of these programs, the Company takes into consideration a number of factors, including estimates and input provided by internal program managers. Upon termination of such contracts, the Company is normally only liable for costs incurred or committed to date. As a result, accrued research and development expenses represent the Company’s estimated contractual liability to outside service providers at any of the relevant times. Any advance payments for goods and services to be used or rendered in future research and development activities pursuant to an executory contractual arrangement are properly classified as prepaid until such goods or services are rendered.

Income Taxes

The Company accounts for income taxes based upon the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred taxes are recognized using the liability method whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on when and how they are expected to affect the tax return.

License Agreements

The present value of the amount payable under the license agreement with Arizona State University (see Note 5) has been capitalized and is being amortized over the term of the agreement (approximately 15.5 years). Over the next five years, the Company expects to record amortization expense related to this license agreement of approximately $98,000 per year and the net book value current balance at December 31, 2008 was $581,000. Under SFAS 144, the Company is required to perform an impairment analysis of its long-lived assets if triggering events occur. The Company reviews for such triggering events periodically and, even though triggering events such as a going concern opinion and continuing losses exist, the Company has determined that there is no impairment to this asset during the years ended December 31, 2008, 2007 or 2006. The license agreement provides for additional payments in connection with the license arrangement upon the initiation of certain clinical trials or the completion of certain regulatory approvals, which payments could be accelerated upon the achievement of certain financial milestones as defined in the agreement. To date no clinical trials triggering payments under the agreement have been completed and no regulatory approvals have been obtained. The Company expenses these payments to research and development in the period the criteria, as defined in the agreement, is satisfied.

In March 2007, the Company entered into an exclusive license agreement for the development and commercialization of products covered by certain patent rights owned by Intracel Holdings, Inc., a privately held corporation. The Company paid Intracel $150,000 in March 2007 as an up-front license fee that provides full control over the development and commercialization of licensed compounds/molecular products. The Company expensed the up-front payment to research and development expense. The agreement provides for additional payments by the Company to Intracel based on the achievement of certain clinical milestones and royalties based on the achievement of certain sales milestones. The Company has the right to sublicense all or portions of its licensed patent rights under this agreement.

Consolidation of Variable Interest Entity

On October 1, 2008, OXiGENE announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40,000,000 in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. Under this collaboration, the Company entered into a series of related agreements with Symphony Capital LLC, or Symphony, Symphony ViDA, Inc., or ViDA, Symphony ViDA Holdings LLC, or Holdings, and related entities, including the following:

•	Purchase Option Agreement;

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

•	Research and Development Agreement;

•	Amended and Restated Research and Development Agreement;

•	Technology License Agreement;

•	Novated and Restated Technology License Agreement;

•	Confidentiality Agreement; and

•	Additional Funding Agreement.

In addition, OXiGENE entered into a series of related agreements with Holdings, including the following:

•	Stock and Warrant Purchase Agreement;

•	Warrant to purchase up to 11,281,877 shares of OXiGENE common stock at $1.11 per share, which was issued on October 17, 2008 and subsequently exercised in full on December 30, 2008 following shareholder approval of the Symphony Transaction; and,

•	Registration Rights Agreement.

Pursuant to these agreements, Holdings has formed and capitalized ViDA, a Delaware corporation, in order (a) to hold certain intellectual property related to two of OXiGENE’s product candidates, ZYBRESTAT for use in ophthalmologic indications and OXi4503, referred to as the “Programs,” which were exclusively licensed to ViDA under the Novated and Restated Technology License Agreement and (b) to fund commitments of up to $25,000,000. The funding will support pre-clinical and clinical development by OXiGENE, on behalf of ViDA, for ZYBRESTAT for ophthalmology and OXi4503. Under certain circumstances, the Company may be required to commit up to $15,000,000 to ViDA. The Company’s requirement for additional funding will be determined by a number of factors, including among others, if at all, the determination of the need for more funding and the written recommendation of the Joint Development Committee (JDC), the approval of the Symphony ViDA Board, the probability and amount of the additional funding provided by Holdings, if any, the probability that OXiGENE may provide optional funding (“Optional Company Funding”), and the timing of meeting the potential obligations.

Pursuant to the agreements, OXiGENE continues to be primarily responsible for all pre-clinical and clinical development efforts as well as maintenance of the intellectual property portfolio for ZYBRESTAT for ophthalmology and OXi4503. OXiGENE and ViDA have established a development committee to oversee ZYBRESTAT for ophthalmology and OXi4503. The Company participates in the development committee and has the right to appoint one of the five directors of ViDA. The Company has incurred and may continue to incur expenses related to ZYBRESTAT for ophthalmology and OXi4503 that are not funded by ViDA. The Purchase Option Agreement provides for the exclusive right, but not the obligation, for OXiGENE to repurchase both Programs by acquiring 100% of the equity of ViDA at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Symphony in ViDA, less certain amounts. The purchase price is payable in cash or a combination of cash and shares of OXiGENE common stock (up to 20% of the purchase price or 10% of the total number of shares of our common stock outstanding at such time), in the Company’s sole discretion, subject to certain limitations. If OXiGENE does not exercise its exclusive right with respect to the purchase of ZYBRESTAT for ophthalmology and OXi4503 licensed under the agreement with ViDA, rights to ZYBRESTAT for ophthalmology and OXi4503 at the end of the development period will remain with ViDA. In consideration for the Purchase Option, OXiGENE issued to Holdings 3,603,604 shares of its common stock and paid approximately $1,750,000 for structuring fees and related expenses to Symphony.

Under FASB Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, a variable interest entity (VIE) is (1) an entity that has equity that is insufficient to permit the entity to finance its

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

activities without additional subordinated financial support, or (2) an entity that has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb their proportionate share of the expected losses or do not receive the expected residual returns of the entity. FIN 46R requires a VIE to be consolidated by the party that is deemed to be the primary beneficiary, which is the party that has exposure to a majority of the potential variability in the VIE’s outcomes. The application of FIN 46R to a given arrangement requires significant management judgment.

The Company has consolidated the financial position and results of operations of ViDA in accordance with FIN 46R. OXiGENE believes ViDA is by design a VIE because OXIGENE has a purchase option to acquire its outstanding voting stock at prices that are fixed based upon the date the option is exercised. The fixed nature of the purchase option price limits Symphony’s returns, as the investor in ViDA. Further, due to the direct investment from Holdings in OXiGENE common stock, as a related party ViDA is a VIE.

FIN 46R deems parties to be de facto agents if they cannot sell, transfer, or encumber their interests without the prior approval of an enterprise. Symphony is considered to be a de facto agent of the Company pursuant to this provision. Further, because OXiGENE and Symphony are a related party group based on the direct investment in OXiGENE common stock, the Company absorbs a majority of ViDA’s variability. OXIGENE evaluated whether, pursuant to FIN 46R’s requirements, the Company is most closely associated with ViDA and concluded the Company should consolidate ViDA because (1) OXiGENE originally developed the technology that was licensed to ViDA, (2) OXIGENE will continue to oversee and monitor the development program, (3) OXiGENE’s employees and contractors will continue to perform substantially all of the development work, (4) OXiGENE has the ability to make decisions that have a significant effect on the success of ViDA’s activities through the Company’s representation on the ViDA Board of Directors and Joint Development Committee, (5) ViDA’s operations are substantially similar to the Company’s activities, and (6) through the Purchase Option, OXiGENE has the ability to meaningfully participate in the benefits of a successful development effort.

Symphony will be required to absorb the development risk for its equity investment in ViDA. Pursuant to FIN 46R’s requirements, Symphony’s equity investment in ViDA is classified as noncontrolling interest in its consolidated balance sheet. The noncontrolling interest held by Symphony has been reduced by the $4,000,000 fair value of the common stock it received in consideration for the Purchase Option and the pro rata portion of the structure fees to Symphony of $1,750,000 upon the transaction’s closing as the total consideration provided by the Company reduces Symphony’s at-risk equity investment in ViDA. While OXiGENE performs the research and development on behalf of ViDA, our development risk is limited to the consideration we provided to Symphony (the common stock and fees).

Losses incurred by ViDA are charged to the noncontrolling interest. Net losses incurred by ViDA and charged to the noncontrolling interest were $520,000 for the year ended December 31, 2008. At December 31, 2008, the noncontrolling interest balance was $9,432,000. As of December 31, 2008, the investments held by ViDA were $14,663,000, which we currently expect to finance the ViDA programs at least through fiscal 2009. As noted above, our agreements with Symphony provide for additional funding commitments by both Symphony and us, subject to certain conditions.

Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in the Company’s Common Stock

In connection with the strategic collaboration with Symphony in October 2008 discussed above, OXiGENE issued to Holdings, a warrant (the “Direct Investment Warrant”) to purchase 11,281,877 shares of its common stock at $1.11 per share, the closing price of its common stock on the NASDAQ Global Market on September 30, 2008, the day before the consummation of the Symphony transaction. The term of this warrant was ten years from the date of issuance or until October 17, 2018. This warrant was exercised on

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

December 30, 2008 subsequent to the approval of issuance of common stock underlying the warrant by the Company’s stockholders at a special meeting of stockholders on December 9, 2008.

In addition, OXiGENE agreed that should the development committee of ViDA determine that ViDA needs additional funding and that funding is provided by Holdings, the Company would issue shares of its common stock having a value of up to $1,000,000 (the “Additional Investment Shares”) on the date of issuance. The number of shares required to meet this obligation will be based on the closing price of OXiGENE’s common stock on the NASDAQ Global Market on the additional closing date. Because the closing price of the Company’s common stock as of the additional closing date is not yet determinable, the number of potential shares issuable to Symphony is not yet known, and depending on the Company’s stock price, may be greater than the number of shares that OXiGENE currently have authorized . The obligation to issue the Additional Investment Shares expires no later than the term of the strategic collaboration or March 31, 2012.

In connection with the Committed Equity Financing Facility (“CEFF”) with Kingsbridge Capital Limited described above in the Financial Resources section of Item 7, OXiGENE issued a warrant (the “CEFF Warrant”) to Kingsbridge Capital to purchase 250,000 shares of its common stock at a price of $2.74 per share exercisable beginning August 19, 2008 for a period of five years thereafter, or until August 19, 2013.

Due to the indeterminable number of shares required to meet the Additional Investment Shares obligation the Company has determined that OXiGENE may not have sufficient authorized shares to settle its outstanding financial instruments. Pursuant to Emerging Issues Task Force No. 00-19 (“EITF 00-19”) Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock , our policy with regard to settling outstanding financial instruments is to settle those with the earliest maturity date first which essentially sets the order of preference for settling the awards. In accordance with FASB Interpretation No. 133, Accounting for Derivative Instruments and Hedging Activities (“FASB 133”) and EITF 00-19, OXiGENE accounts for the Direct Investment Warrant, Additional Investment Shares and CEFF Warrant (collectively the “Derivative Instruments”) as liabilities. The Company began the treatment of these Derivative Instruments as liabilities as of October 17, 2008, the initial funding and effective date of the Symphony transaction. Establishing the value of these Derivative Instruments is an inherently subjective process. The value of both the Direct Investment Warrant and the CEFF Warrant are determined using the Black-Scholes option model. The value of the Additional Investment Shares is determined by considering a number of factors, including among others, the probability and amount of the additional funding provided by Holdings, if any, the probability that OXiGENE may provide the additional funding amount, and the timing of meeting the potential obligation. Differences in value from one measurement date to another are recorded as other income/expense in OXiGENE’s statement of operations.

In October 2008, the Company recorded a $9,424,000 liability for the fair value of the Derivative Instruments. OXiGENE remeasured the Derivative Instruments as of December 31, 2008 resulting in a gain of $3,335,000 as a result of the change in fair value of the Direct Investment and the Kingsbridge CEFF warrants.

	Direct Investment Warrant		Kingsbridge CEFF Warrant
	Date of Warrant	Date of Warrant	Date of Warrant	Date of Warrant
	Issue	Exercise	Valuation	Valuation
Weighted Average Assumptions	10/17/2008	12/30/2008	10/17/2008	12/31/2008

Risk-free interest rate	3.50%	3.75%	2.75%	1.50%
Contractual life	10.00	9.75	4.83	4.67
Expected volatility	86%	84%	52%	55%
Dividend yield	$—	$—	$—	$—

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

Depreciation

Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, which range from three to five years. The Company had approximately $201,000 and $221,000 in net leasehold improvements, equipment and furniture and fixtures at December 31, 2008 and 2007, respectively.

Patents and Patent Applications

The Company has filed applications for patents in connection with technologies being developed. The patent applications and any patents issued as a result of these applications are important to the protection of the Company’s technologies that may result from its research and development efforts. Costs associated with patent applications and maintaining patents are expensed as general and administrative expense as incurred.

Net Loss Per Share

Basic and diluted net loss per share was calculated in accordance with the provisions of SFAS No. 128, Earnings Per Share , by dividing the net loss per share by the weighted-average number of shares outstanding. Diluted net loss per share includes the effect of all dilutive, potentially issuable common shares using the treasury stock method. All outstanding options, warrants and unvested common shares issued by the Company were anti-dilutive due to the Company’s net loss for all periods presented and accordingly, excluded from the calculation of weighted-average shares. Common stock equivalents of 2,723,000, 2,765,000 and 2,082,000 at December 31, 2008, 2007 and 2006, respectively, were excluded from the calculation of weighted average shares for diluted loss per share.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123R, “Share-Based Payment” (“SFAS 123R”), which requires the expense recognition of the estimated fair value of all share-based payments issued to employees. For the periods prior to the adoption of SFAS 123R, the Company had elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for share-based payments. The Company had elected the disclosure-only alternative under Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Accordingly, when options granted to employees had an exercise price equal to the market value of the stock on the date of grant, no compensation expense was recognized. The Company adopted SFAS 123R under the modified prospective method. Under this method, beginning January 1, 2006, the Company recognizes compensation cost for all share-based payments to employees (1) granted prior to but not yet vested as of January 1, 2006 based on the grant date fair value determined under the provisions of SFAS 123 and (2) granted subsequent to January 1, 2006 based on the grant date estimate of fair value determined under SFAS 123R for those awards. Prior period financial information has not been restated.

The fair value for the employee stock awards were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2008, 2007 and 2006:

Weighted Average Assumptions	2008	2007	2006

Risk-free interest rate	2.13%	4.51%	5.04%
Expected life	5 years	5 years	5 years
Expected volatility	55%	87%	95%
Dividend yield	0.00%	0.00%	0.00%

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

In calculating the estimated fair value of our stock options, the Black-Scholes pricing model requires the consideration of the following six variables for purposes of estimating fair value:

•	the stock option exercise price,

•	the expected term of the option,

•	the grant date price of our common stock, which is issuable upon exercise of the option,

•	the expected volatility of our common stock,

•	the expected dividends on our common stock (we do not anticipate paying dividends in the foreseeable future), and

•	the risk free interest rate for the expected option term

Stock Option Exercise Price and Grant Date Price of our common stock — The closing market price of our common stock on the date of grant.

Expected Term — The expected term of options represents the period of time for which the options are expected to be outstanding and is based on an analysis of historical behavior of option plan participants over time.

Expected Volatility — The expected volatility is a measure of the amount by which the company stock price is expected to fluctuate during the term of the options granted. The Company determines the expected volatility based on the historical volatility of its common stock over a period commensurate with the option’s expected term.

Expected Dividends — The Company has never declared or paid any cash dividends on its common stock and do not expect to do so in the foreseeable future. Accordingly, it uses an expected dividend yield of zero to calculate the grant date fair value of a stock option.

Risk-Free Interest Rate — The risk-free interest rate is the implied yield available on U.S. Treasury issues with a remaining life consistent with the option’s expected term on the date of grant.

Upon adoption of SFAS 123R, we were also required to estimate the level of award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. This requirement applies to all awards that are not yet vested, including awards granted prior to January 1, 2006. Accordingly, we performed a historical analysis of option awards that were forfeited prior to vesting, and ultimately recorded total stock option expense that reflected this estimated forfeiture rate. In our calculation, we segregated participants into two distinct groups, (1) directors and officers and (2) employees. During the fourth quarter of 2008, we adjusted the forfeiture rate from 0% to 10% for the directors and officers group for 2008. The adjustment was based on review of historical data of actual forfeiture experience of this group. This resulted in a reduction to stock-based compensation of $192,000 in fiscal 2008. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest. Changes in the inputs and assumptions, as described above, can materially affect the measure of estimated fair value of our share-based compensation.

Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”), establishes rules for the reporting and display of comprehensive income (loss) and its components and requires unrealized gains or losses on the Company’s available-for-sale securities and the foreign currency translation adjustments to be included in other comprehensive income (loss). Accumulated other comprehensive income (loss) consisted of unrealized gain (loss) on available-for-sale securities of ($110,000) and $15,000 at December 31, 2008 and 2007, respectively.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

Currently, the Company does not have any products available for sale. The only source of potential revenue at this time is from the license to a third party of the Company’s formerly owned Nicoplex and Thiol Test technology. Revenue in connection with this license arrangement is earned based on sales of products or services utilizing this technology. Revenue is recognized under this agreement when payments are received due to the uncertainty of the timing of sales of products or services. License revenue of $12,000, $12,000 and $0 was recognized during the years ended December 31, 2008, 2007 and 2006, respectively, in connection with this license arrangement.

Agreements

In June 2006, the Company entered into a separation agreement with Frederick Driscoll, its former President and Chief Executive Officer. Pursuant to the separation agreement, Mr. Driscoll received aggregate severance payments of $325,000 and other miscellaneous fees and expenses, as described in the agreement. The Company also accelerated the vesting of 80,000 shares of restricted stock granted to Mr. Driscoll in October 2005 so that the restrictions on such shares lapsed on June 29, 2006, and extended the exercise period until December 31, 2006 for any vested options as of the separation date. All unvested options as of June 29, 2006 were forfeited. As a result of the separation agreement, the Company recognized severance expense of approximately $335,000 and $192,000 of share-based compensation in June 2006. In accordance with the agreement, certain severance payments were made in the third quarter of 2006.

In September 2007, the Company entered into a separation agreement with Peter Harris M.D., its former Chief Medical Officer. Pursuant to the separation agreement, Dr. Harris received aggregate severance payments of approximately $163,000, made in equal installments through February 28, 2008. The Company also agreed to extend the expiration date of 25,000 vested options, which will allow the exercise of those options through June 13, 2016. As a result of this modification, the Company recognized additional stock-based compensation expense of $65,000 in September, 2007. All unvested options held by Dr. Harris as of September 29, 2007 were forfeited.

In October 2008, the Board of Directors accepted the resignation of Dr. Richard Chin from his position as President and Chief Executive Officer and member of the Board of Directors. All unvested options held by Dr. Chin as of October 22, 2008 were forfeited and no further severance payments were required.

In December 2008, the existing Employment Agreement between the Company and John A. Kollins, the Company’s Chief Executive Officer was amended in connection with Mr. Kollins recent appointment as the Chief Executive Officer of the Company to provide that Mr. Kollins’ annual base salary will be increased, effective as of the date of the Amendment, to $350,000 from $275,000. In addition, Mr. Kollins has been granted an option to purchase 250,000 shares of the Company’s common stock, vesting in equal amounts over four years starting one year from the date of grant, and the Company has agreed to grant him an option to purchase an additional 250,000 shares of the Company’s common stock in the first quarter of 2009, which will also vest in equal amounts over four years starting one year from the date of grant.

Restructuring

In August 2006, the Company implemented a restructuring plan in which it terminated 10 full-time employees, or approximately 30% of its work force. The purpose of the restructuring was primarily to streamline the clinical development operations in order to improve the effectiveness of efforts to develop the Company’s potential product candidates. In connection with this restructuring, the Company recognized approximately $468,000 of research and development restructuring expenses and approximately $7,000 of general and administrative restructuring expenses in the quarter ended September 30, 2006. The restructuring expenses include severance payments and related taxes, which were paid through the end of fiscal 2007. In

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

addition, the agreements with the affected employees include the payment by the Company of certain health and medical benefits during the severance period, which were paid through August 2007. The cost of health and medical benefits were expensed as incurred and totaled approximately $26,000 for the 10 employees affected. As of December 31, 2007, all amounts have been paid with no further activity in 2008.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An amendment of ARB No. 51 (“SFAS 160”). SFAS 160 will require that noncontrolling interests in subsidiaries be reported as a component of stockholders’ equity in the consolidated balance sheet. SFAS 160 also requires that earnings or losses attributed to the noncontrolling interests be reported as part of consolidated earnings and not as a separate component of income or expense, as well as consolidated statement of operations. SFAS 160 is effective for the Company beginning in 2009, which requires the Company to reclassify noncontrolling interest as a component of equity.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 141 (revised 2007), entitled “Business Combinations”. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have a material effect on its financial position or results of operations.

In December 2007, the Emerging Issues Task Force (“EITF”) issued EITF 07-1 entitled “Accounting for Collaborative Arrangements”. EITF 07-1 defines collaboration arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 is effective for the Company beginning in 2009.

In June 2007, the EITF issued EITF 07-3 entitled “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Future Research and Development Activities”. This Issue provides guidance on whether nonrefundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. EITF 07-3 was in effect for all of 2008.

In February 2007, the FASB issued SFAS No. 159, entitled “Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). This Statement is an amendment to SFAS No. 115, “Accounting for certain investment in debt and equity securities.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 was in effect for all of 2008

2.	Related Party Transactions

As part of a series of related agreements with Symphony Capital LLC, on October 1, 2008, Symphony ViDA Holdings LLC, purchased $15,000,000 worth of shares of common stock at a price of $1.11 per share, which was equal to the closing price of the Company’s common stock on the NASDAQ Global Market on September 30, 2008, via a direct investment. This amount is being used to fund the development of ZYBRESTAT for oncology and for general corporate purposes. Separately, Symphony ViDA Holdings LLC (See Note 1 for complete details) has formed and capitalized ViDA, a Delaware corporation, in order (a) to hold certain intellectual property related to two of OXiGENE’s product candidates, ZYBRESTAT for use in ophthalmologic indications and OXi4503, referred to as the “Programs,” which were exclusively licensed to ViDA under the Novated and Restated Technology License Agreement and (b) to fund commitments of up to $25,000,000. For the period from October 1, 2008 through December 31, 2008, the Company had invoiced Symphony Vida, Inc. $370,000 and as of December 31, 2008 has a $206,000 receivable that is eliminated in consolidation.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

3.	Stockholders’ Equity

In February 2008, the Company entered into a Committed Equity Financing Facility (“CEFF”) with Kingsbridge Capital Limited, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to $40,000,000 of the Company’s common stock over a three-year period. As part of the CEFF, the Company entered into a Common stock purchase agreement and registration rights agreement with Kingsbridge, and issued a warrant to Kingsbridge to purchase up to 250,000 shares of OXiGENE’s common stock at an exercise price of $2.74 per share, which represents a 25% premium over the average of the closing prices of OXiGENE’s common stock during the 5 trading days preceding the signing of the Common Stock Purchase Agreement. The Warrant is fully exercisable beginning six months after February 19, 2008 and for a period of five years thereafter, subject to certain conditions. During the second quarter of 2008, the Company issued to Kingsbridge 635,000 shares of its common stock under the CEFF, for gross proceeds estimated at $894,000.

As part of a series of related agreements with Symphony Capital LLC, or “Symphony”, Symphony ViDA, Inc., or “ViDA”, Symphony ViDA Holdings LLC, or “Holdings” and related entities, Holdings, purchased 13,513,514 shares of common stock at a price of $1.11 per share, which was equal to the closing price of the Company’s common stock on the NASDAQ Global Market on September 30, 2008, via a direct investment of $15,000,000.

The Purchase Option Agreement with Symphony provides for the exclusive right, but not the obligation, for the Company to repurchase both the ophthalmology and OXi4503 Programs by acquiring 100% of the equity of ViDA at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Symphony in ViDA, less certain amounts. The purchase price is payable in cash or a combination of cash and shares of our common stock (up to 20% of the purchase price or 10% of the total number of shares of our common stock outstanding at such time), in our sole discretion, subject to certain limitations. If we do not exercise our exclusive right with respect to the purchase of ZYBRESTAT for ophthalmology and OXi4503 licensed under the agreement with ViDA, rights to ZYBRESTAT for ophthalmology and OXi4503 at the end of the development period will remain with ViDA. In consideration for the Purchase Option, we issued to Holdings 3,603,604 shares of our common stock with a value of $4,000,000 and paid approximately $1,750,000 for structuring fees and related expenses to Symphony Capital.

Stock Incentive Plans

In 1996, the Company established the 1996 Stock Incentive Plan (the “1996 Plan”). Under the 1996 Plan, certain directors, officers and employees of the Company and its subsidiary and consultants and advisors thereto were eligible to be granted options to purchase shares of common stock of the Company. Under the terms of the 1996 Plan, “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code, “nonqualified stock options” (“NQSOs”) and stock appreciation rights (“SARs”) could be granted. A maximum of 2,500,000 shares could be awarded as either ISOs, NQSOs and SARs under the 1996 Plan.

In July 2005, the stockholders approved the 2005 Stock Plan (the “2005 Plan”) at the Company’s Annual Meeting of Stockholders. Under the 2005 Plan, eligible employees, directors and consultants of the Company may be granted shares of common stock of the Company, stock-based awards and/or incentive or non-qualified stock options. A maximum of 2,500,000 shares may be awarded under the 2005 Plan. All awards to date vest in equal annual installments over 4 years, and the contractual life is 10 years.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

Options and Warrants

The following is a summary of the Company’s stock option activity under the 1996 and 2005 Plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(Years)	(In thousands)

Options outstanding at December 31, 2007	2,147	$5.61	7.07	$44
Granted	366	$0.89	—	—
Exercised	—	$—	—	—
Forfeited	(180)	$3.84	—	—

Options outstanding at December 31, 2008	2,333	$5.01	6.15	$—

Option exercisable at December 31, 2008	1,466	$6.33	4.48	$—

Options vested or expected to vest at December 31, 2008	2,153	$5.20	5.92	$—

The weighted average grant date fair value of options granted during the fiscal years ended December 31, 2008, 2007 and 2006 was $0.89, $2.40, and $2.90, respectively. The total intrinsic value of options exercised during the fiscal years ended December 31, 2008, 2007 and 2006 was approximately $0, $0, and $258,000, respectively. As of December 31, 2008, there was approximately $1,847,000 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 2.12 years. The total fair value of stock options that vested during the fiscal years ended December 31, 2008, 2007 and 2006 was approximately $620,000, $921,000, and $936,000, respectively.

Warrants

The following is a summary of the Company’s warrant activity during 2008:

		Weighted
		Average
		Exercise	Warrants
	Date of Issue	Price	Issued

Warrants outstanding as of December 31, 2007	December 31, 2007	$12.00	150,000
Kingsbridge CEFF Warrants issuance	February 19, 2008	$2.74	250,000
Institutional investors warrants expire	June 30, 2008	$12.00	(150,000)
Symphony Holdings, Inc. Direct Investment Warrants issuance	October 17, 2008	$1.11	11,281,877
Symphony Holdings, Inc. Direct Investment Warrants exercised	December 30, 2008	$1.11	(11,281,877)

Warrants outstanding as of December 31, 2008	December 31, 2008	$2.74	250,000

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

Restricted Stock Units

The following table summarizes the activity for unvested stock

Unvested Stock

		Weighted-Average
	Shares	Fair Value
	(In thousands)

Unvested at January 1, 2008	467	$4.73
Granted	—	—
Vested	(182)	4.79
Canceled	(145)	4.82

Unvested at December 31, 2008	140	$4.56

On October 3, 2005, directors and officers of the Company were awarded a total of 520,000 shares of restricted common stock pursuant to the Company’s 2005 Stock Plan. These shares have full voting rights and are eligible for dividends should they be declared. The restricted stock agreements contain lapsing repurchase rights under which a portion of the shares granted would be forfeited to the Company should the director or officer no longer serve in his capacity as a director or officer prior to the end of the four-year vesting term. The Company recognized as an expense related to restricted stock $393,000, $835,000 and $853,000 in 2008, 2007 and 2006, respectively. Fiscal year 2006 compensation expense includes $267,000 related to separation agreements in which the Company agreed to accelerate the vesting of 110,000 shares of restricted stock held by two recipients.

In January 2007, the Company granted 250,000 shares of restricted common stock to its former Chief Executive Officer pursuant to his employment agreement. In June 2007, the Company granted an aggregate of 80,000 shares of restricted common stock to two new members of the Board of Directors. The restricted stock awards were valued based on the closing price of the Company’s common stock on their respective grant dates. Compensation expense is recognized on a straight -line basis over the vesting period of the awards.

The cancellation of 145,000 restricted stock awards in 2008 resulted from the departure of the Company’s former Chief Executive Officer and a board member.

Common Stock Reserved for Issuance

As of December 31, 2008, the Company has reserved approximately 1,077,000 shares of its common stock for issuance in connection with stock options and warrants.

4.	Income Taxes

At December 31, 2008, the Company had net operating loss carry-forwards of approximately $155,011,000 for U.S. income tax purposes, which will begin to expire in 2020 for U.S. purposes and state operating loss carry-forwards of $60,500,000 that will begin expiring in 2009. The future utilization of the net operating loss carry-forwards may be subject to an annual limitation due to ownership changes that could have occurred in the past or that may occur in the future under the provisions of IRC Section 382 or 383. Realization of the deferred tax assets is uncertain due to the historical losses of the Company and therefore a full valuation allowance has been established.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

Components of the Company’s deferred tax assets (liabilities) at December 31, 2008 and 2007 are as follows: (Amounts in thousands)

	2008	2007

Net operating loss carry-forwards	$62,152	$53,143
Stock-based awards	1,050	697
Research & development credits	1,437	1,102
Rent loss accrual	42	136
Other	201	192

Total deferred tax asset	64,882	55,270
Valuation allowance	$(64,882)	$(55,270)

Net deferred tax asset	$—	$—

The valuation allowance increased by approximately $9,612,000 and approximately $8,485,000 for the years ended December 31, 2008 and 2007, respectively, due primarily to the increase in net operating loss carry-forwards.

The Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”) in June 2006. This statement requires reporting of taxes based on tax positions which meet a more likely than not standard and which are measured at the amount that is more likely than not to be realized. Differences between financial and tax reporting which do not meet this threshold are required to be recorded as unrecognized tax benefits. FIN 48 also provides guidance on the presentation of tax matters and the recognition of potential IRS interest and penalties. The provisions of FIN 48 were adopted by the Company on January 1, 2007. The implementation of FIN 48 did not have a material impact on the Company’s financial position, cash flows or results of operations. At January 1, 2008 and also at December 31, 2008, the Company had no unrecognized tax benefits.

5.	Commitments and Contingencies

Leases

In September 2003, the Company executed a lease for approximately 4,000 square feet at its Waltham, Massachusetts headquarters. In May 2005, the Company executed a lease for an additional 6,000 square feet and in June 2006, the Company executed a lease for an additional 3,000 square feet of office space at its Waltham, Massachusetts location. In October 2008, the Company exited, without cost, 2,000 square feet in Waltham, Massachusetts. The lease term for the remaining 11,000 square feet of space in Waltham expires in May 2009. The Company does not plan to renew the term of this lease and is arranging a move into a smaller facility in the Waltham area following the end of its current lease in May 2009. The Company continues to lease space at its former headquarters in Watertown Massachusetts and executed a sublease for the space for a period of time that coincides with the term of this lease.

In September 2005, the Company executed a lease for approximately 600 square feet of office space in the Oxford Science Park, Oxford, United Kingdom on a month to month basis. The Oxford facility primarily houses research and development personnel.

In November 2008, the Company exited its monthly service agreement with Regus Business Centre for office space in San Bruno, California. In November 2008, the Company executed a lease for 7,038 square feet (Suite 210) of office space located in South San Francisco, California. The Company agreed to lease an additional 5,275 square feet (Suite 270) of office space in the same building beginning in the first quarter of 2009. The lease agreement is for an estimated 52 months.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the rent expense by location for 2008, 2007 and 2006 (Amounts in thousands)

	2008	2007	2006

Massachusetts	$480	$370	$324
California	311	48	—
Oxford, UK	46	60	53

Total rent	$837	$478	$377

The minimum annual rent commitments for the above leases are as follows: (Amounts in thousands)

	Gross	Receipts from	Net
	Commitments	Sublease	Commitments

2009	$941	$(279)	$662
2010	$792	$(256)	$536
2011	$510	$—	$510
Thereafter	$659	$—	$659

	$2,902	$(535)	$2,367

License Agreements

In August 1999, the Company entered into an exclusive license for the commercial development, use and sale of products or services covered by certain patent rights owned by Arizona State University. The Company has paid a total of $1,800,000 in connection with the initial terms of the license. The Company capitalized the net present value of the total amount paid, or $1,500,000, and is amortizing this amount over the patent life or 15.5 years. In June 2002, this agreement was amended and provides for additional payments in connection with the license arrangement upon the initiation of certain clinical trials or the completion of certain regulatory approvals, which payments could be accelerated upon the achievement of certain financial milestones, as defined in the agreement. The license agreement also provides for additional payments upon the Company’s election to develop certain additional compounds, as defined in the agreement. As of December 31, 2007, additional accelerated payments that have previously been expensed and paid, due to achievement of certain financial milestones, totaled $700,000, future milestone payments under this agreement could total up to an additional $200,000. These accelerated payments were expensed to research and development as triggered by the achievements defined in the agreement. The Company is also required to pay royalties on future net sales of products associated with these patent rights.

In March 2007, the Company entered into an exclusive license agreement for the development and commercialization of products covered by certain patent rights owned by Intracel Holdings, Inc., a privately held corporation. The Company paid Intracel $150,000 in March 2007 as an up-front license fee that provides full control over the development and commercialization of licensed compounds/molecular products. The Company expensed the up-front payment to research and development expense. The agreement provides for additional payments by the Company to Intracel based on the achievement of certain clinical milestones and royalties based on the achievement of certain sales milestones. The Company has the right to sublicense all or portions of its licensed patent rights under this agreement.

On October 1, 2008, OXiGENE announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40,000,000 in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. Under this collaboration, the Company entered into a series of related agreements with Symphony Capital LLC. (See Note 1 for a list of agreements and details.)

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

Litigation

From time to time, the Company may be a party to actions and claims arising from the normal course of its business. The Company will vigorously defend actions and claims against it. To the best of the Company’s knowledge, there are no material suits or claims pending or threatened against the Company.

6.	Retirement Savings Plan

The Company sponsors a savings plan available to all domestic employees, which qualifies under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 1% to 20% of their pre-tax salary subject to statutory limitations. Annually the Board of Directors determines the amount of the Company match. In 2008, the Company match was $92,000.

7.	Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations For The Years Ended December 31, 2008 and 2007: (Amounts in thousands)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008

License revenue	$—	$—	$13	$—
Net loss attributed to OXiGENE, Inc.	(5,445)	(7,048)	(7,108)	(1,800)
Basic and diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.19)	$(0.25)	$(0.25)	$(0.05)

	March 31,	June 30,	September 30	December 31,
	2007	2007	2007	2007

License revenue	$—	$7	$—	$5
Net loss attributed to OXiGENE, Inc.	(3,948)	(5,369)	(5,275)	(5,797)
Basic and diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.14)	$(0.19)	$(0.19)	$(0.21)

8.	Retrospective Application of New Accounting Standards

The Consolidated Financial Statements reflect the retrospective application, for all periods presented, of an accounting standard adopted by the Company effective January 1, 2009: SFAS 160.

SFAS 160.  SFAS 160 establishes accounting and reporting standards for non controlling interests, previously called minority interests. SFAS 160 requires that a non controlling interest be reported in the Company’s consolidated balance sheets within equity and separate from the parent company’s equity. Also, SFAS 160 requires consolidated net income to be reported at amounts inclusive of both the parent’s and non controlling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and non controlling interest, all on the face of the consolidated operating statement.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

The effect of the adoption of SFAS 160 on the consolidated balance sheet as of December 31, 2008 and the consolidated statements of operations for the year ended December 31, 2008 are summarized as follows:

	Consolidated Balance Sheets
	As Previously	As
	Reported	Adjusted

As of December 31, 2008:
Liabilities
Non controlling interest in Symphony ViDA, Inc.	$9,432	$—
Stockholders’ equity Non controlling interest in Symphony ViDA, Inc.	—	9,432
Total equity	$19,307	$28,739

	Consolidated Statements of Operations
	As Previously	As
	Reported	Adjusted

For the year ended December 31, 2008:
Loss before non controlling interest in Symphony ViDA, Inc.	(21,921)	—
Loss attributed to non controlling interest in Symphony ViDA, Inc.	520	—
Net Loss	$(21,401)	$—

Consolidated net loss	—	$(21,921)

Net loss attributed to non controlling interest in Symphony ViDA, Inc.	—	(520)
Net loss attributed to OXiGENE, Inc.	—	$(21,401)

9.	Subsequent Events

In April 2009, the Company executed a lease for 3,891 square feet of office space located in Waltham, Massachusetts. The lease is for a period of two years commencing on June 1, 2009. Annual rent payments under the lease will be $73,929 and $77,820 in the first and second year, respectively.

Effective as of April 29, 2009, Patricia Ann Walicke, M.D., Ph.D., resigned from her position of Vice President and Chief Medical Officer of OXiGENE, Inc. to pursue her interests in neuroscience and immunology. The Company has initiated recruitment of a permanent replacement for Dr. Walicke, and has retained a consultant to advise the Company on an interim basis regarding its clinical trials and related matters.

On July 2, 2009, the Company, Holdings and ViDA entered into a series of related agreements pursuant to which such parties agreed to amend the terms of the Purchase Option, as set forth in an amended and restated purchase option agreement (the “Amended Purchase Option Agreement”). In connection with such amendment, OXiGENE and Holdings also entered into an amended and restated registration rights agreement (the “Amended Registration Rights Agreement” and together with the Amended Purchase Option Agreement, the “Transaction Documents”).

Under the Amended Purchase Option Agreement, OXiGENE issued 10,000,000 newly-issued shares of OXiGENE common stock in exchange for all of the equity of ViDA, subject to further adjustment under the rights described in the paragraph below. Under the Transaction Documents, the Company re-acquired all of the rights to the ZYBRESTAT for ophthalmology and OXi4503 programs that had been licensed to ViDA. In addition, the approximately $12,400,000 in cash and marketable securities held by ViDA was transferred to OXiGENE.

OXiGENE, INC.

Notes to Consolidated Financial Statements — (Continued)

Under the Amended Purchase Option Agreement, in the event that OXiGENE issued additional securities prior to January 2, 2010 at a price lower than $2.08 per share, Symphony would have the right to receive additional securities in an amount reflecting the difference in value of the securities at the time of issuance and $2.08 per share.

The two members of the Company’s Board of Directors appointed by Symphony, Mr. Mark Kessel and Dr. Alastair Wood, will remain on the Board, and the Company expects to maintain its advisory relationships with Symphony and RRD International LLC. The Additional Funding Agreement, dated October 1, 2008, has been terminated in connection with the execution of the Transaction Documents pursuant to the Termination Agreement dated July 2, 2009. The closing of the transaction occurred on July 20, 2009.

On July 20, 2009, OXiGENE raised approximately $10,000,000 in gross proceeds, before deducting placement agents’ fees and other offering expenses, in a registered direct offering (the “Offering”) relating to the sale of 6,250,000 units, each unit consisting of (i) one share of common stock, (ii) a five-year warrant to purchase 0.45 shares of common stock at an exercise price of $2.10 per share of common stock and (iii) a short-term warrant to purchase 0.45 shares of common stock at an exercise price of $1.60 per share of common stock, for a purchase price of $1.60 per unit (the “Units”). The short-term warrants are exercisable during a period beginning on the date of issuance until the later of (a) nine months from the date of issuance and (b) ten trading days after the earlier of (i) the public announcement of the outcome of the planned interim analysis by the Independent Data Safety Monitoring Committee of data from the Company’s Phase II/III pivotal clinical trial regarding ZYBRESTAT as a treatment for anaplastic thyroid cancer or (ii) the public announcement of the suspension, termination or abandonment of such trial for any reason.

The Units were offered and sold pursuant to (i) a prospectus dated December 1, 2008 and (ii) a prospectus supplement dated July 15, 2009, pursuant to and forming a part of the Company’s effective shelf registration statement on Form S-3 (Registration No. 333-155371). The net proceeds to the Company from the sale of the Units, after deducting the fees of the placement agents and other offering expenses, were approximately $9,200,000.

OXiGENE, Inc.

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2009	2008
	(All amounts in thousands, except per share data)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$21,883	$18,275
Restricted cash	140	—
Available-for-sale securities	—	643
Marketable securities held by Symphony ViDA, Inc., restricted	—	14,663
Prepaid expenses and other current assets	1,361	505

Total current assets	23,384	34,086
Furniture and fixtures, equipment and leasehold improvements	1,507	1,456
Accumulated depreciation	(1,304)	(1,255)

	203	201
License agreements, net of accumulated amortization of $992 and $919 at September 30, 2009 and December 31, 2008, respectively	508	581
Other assets	172	163

Total assets	$24,267	$35,031

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$935	$1,744
Accrued research and development	5,805	3,416
Accrued other	1,196	606

Total current liabilities	7,936	5,766

Commitments and contingencies (Note 4)
Derivative liability	3,334	466
Rent loss accrual	26	60

Total liabilities	11,296	6,292

OXiGENE, Inc. Stockholders’ equity:
Preferred Stock, $0.01 par value, 15,000 shares authorized; 0 shares issued and outstanding at September 30, 2009 and December 31, 2008	—	—
Common Stock, $0.01 par value, 150,000 shares authorized; 62,447 shares at September 30, 2009 and 46,293 shares at December 31, 2008 issued and outstanding	625	463
Additional paid-in capital	188,846	178,156
Accumulated deficit	(176,500)	(159,202)
Accumulated other comprehensive (loss)	—	(110)

Total OXiGENE, Inc. stockholders’ equity	12,971	19,307
Non controlling interest	—	9,432

Total equity	12,971	28,739

Total liabilities and stockholders’ equity	$24,267	$35,031

See accompanying notes.

OXiGENE, Inc.

Condensed Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(All amounts in thousands, except per share data)
	(Unaudited)

License Revenue:	$—	$13	$—	$13
Operating costs and expenses:
Research and development	$5,978	$5,004	$16,459	$13,869
General and administrative	1,762	2,234	6,089	6,304

Total operating costs and expenses	7,740	7,238	22,548	20,173

Loss from operations	(7,740)	(7,225)	(22,548)	(20,160)
Investment income	24	102	94	546
Gain in change of fair value of warrants and other financial instruments	791	—	1,032	—
Other income (expense), net	(18)	15	(62)	13

Consolidated net loss	$(6,943)	$(7,108)	$(21,484)	$(19,601)

Net loss attributed to noncontrolling interest	$(468)	$—	$(4,186)	$—
Net loss attributed to OXiGENE, Inc	$(6,475)	$(7,108)	$(17,298)	$(19,601)

Excess purchase price over carrying value of noncontrolling interest acquired in Symphony ViDA, Inc	$(10,383)	$—	$(10,383)	$—

Net loss applicable to common stock	$(16,858)	$(7,108)	$(27,681)	$(19,601)

Basic and diluted net loss per share attributed to OXiGENE, Inc. common shares	$(0.29)	$(0.25)	$(0.55)	$(0.69)
Weighted-average number of common shares outstanding	59,096	28,816	50,503	28,374

See accompanying notes.

OXiGENE, Inc.

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2009	2008
	(All amounts in thousands)
	(Unaudited)

Operating activities:
Consolidated net loss	$(21,484)	$(19,601)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrants	(1,032)	—
Depreciation	92	101
Other-than-temporary impairment of available-for-sale securities	—	6
Amortization of license agreement	73	73
Rent loss accrual	(34)	(218)
Stock-based compensation	516	1,158
Changes in operating assets and liabilities:
Restricted cash	(140)	—
Prepaid expenses and other current assets	(856)	(610)
Accounts payable, accrued expenses and other payables	2,108	1,105

Net cash used in operating activities	(20,757)	(17,986)
Investing activities:
Purchase of available-for-sale securities	—	(4,314)
Proceeds from sale of available-for-sale securities	753	21,662
Proceeds from sale of marketable securities held by Symphony ViDA, Inc	2,319
Purchase of furniture, fixtures and equipment	(100)	—
Proceeds from sale of fixed assets	6	(73)
Decrease (increase) in other assets	(9)	112

Net cash provided by investing activities	2,969	17,387
Financing activities:
Proceeds from direct registration of common stock issuance, net of acquisition costs	9,052
Proceeds from Symphony ViDA acquisition, net of acquisition costs	12,344	827

Net cash provided by financing activities	21,396	827

Increase in cash and cash equivalents	3,608	228
Cash and cash equivalents at beginning of period	18,275	8,527

Cash and cash equivalents at end of period	$21,883	$8,755

See accompanying notes.

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements
September 30, 2009
(Unaudited)

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. They have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, however, all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

The balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Annual Report on Form 10-K for OXiGENE, Inc. (the “Company” or “OXiGENE”) for the year ended December 31, 2008, which can be found at www.oxigene.com. Material subsequent events have been considered for disclosure and recognition through the filing date of this Form 10-Q.

In July 2009, OXiGENE completed the purchase of Symphony ViDA, Inc. (“ViDA”) and completed a registered direct offering of its common stock and warrants in order to raise capital bringing the Company’s cash and equivalents balance as of September 30, 2009 to $21,883,000. On October 15, 2009, OXiGENE announced that it has entered into a definitive merger agreement to acquire VaxGen, Inc. (“VaxGen”) in exchange for common stock of OXiGENE. The merger agreement has been approved unanimously by the boards of directors of both OXiGENE and VaxGen. The merger is subject to customary closing conditions, including approval by both OXiGENE’s and VaxGen’s stockholders and is expected to be completed in the first quarter of 2010.

OXiGENE expects its current cash and cash equivalents balances to support the Company’s operations into the second quarter of 2010. If the VaxGen acquisition is completed as planned and assuming the lease liability is paid out monthly without a settlement through 2010, the additional capital is expected to support operations through the first quarter of 2011 and OXiGENE will need to access additional funds to remain a going concern beyond that timeframe. If the VaxGen acquisition is not completed as planned, OXiGENE will need to access additional funds to remain a going concern beyond the second quarter of 2010. Such funding may not be available to OXiGENE on acceptable terms, or at all. If the Company is unable to access additional funds when needed, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back or eliminate some or all of its development programs and other operations. OXiGENE may seek to access additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to its current stockholders and debt financing, if available, may involve restrictive covenants. If the Company accesses funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to the Company, rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize on its own. The Company’s failure to access capital when needed may harm its business, financial condition and results of operations.

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Consolidation of Variable Interest Entity (VIE)

OXiGENE consolidated the financial position and results of operations of Symphony ViDA, Inc. (“ViDA”) from October 2008 when it entered into a strategic collaboration with Symphony Capital Partners, L.P. (“Symphony”), until July 20, 2009 when OXiGENE acquired 100% of ViDA pursuant to an Amended and Restated Purchase Option Agreement. Under the collaboration, the Company entered into a series of related agreements with Symphony ViDA Holdings LLC, or Holdings. Pursuant to those agreements, Holdings formed and capitalized ViDA, in order (a) to hold certain intellectual property related to two of OXiGENE’s product candidates, and (b) to fund commitments of up to $25,000,000. The funding supported pre-clinical and clinical development by OXiGENE, on behalf of ViDA, for ZYBRESTAT for ophthalmology and OXi4503.

OXiGENE determined ViDA was by design a VIE because OXiGENE had a purchase option to acquire its outstanding voting stock at prices fixed based upon the date the option was to be exercised. The fixed nature of the purchase option price limited Symphony’s returns, as the investor in ViDA. Further, due to the direct investment from Holdings in OXiGENE common stock, as a related party ViDA was a VIE of which OXiGENE was the primary beneficiary.

Acquisition of ViDA pursuant to an Amended and Restated Purchase Option Agreement

On July 2, 2009, the Company, Holdings and ViDA entered into a series of related agreements pursuant to which such parties agreed to amend the terms of the purchase option, as set forth in an amended and restated purchase option agreement (the “Amended Purchase Option Agreement”). In connection with such amendment, OXiGENE and Holdings also entered into an amended and restated registration rights agreement (the “Amended Registration Rights Agreement” and together with the Amended Purchase Option Agreement, the “Transaction Documents”).

Under the Amended Purchase Option Agreement, OXiGENE issued 10,000,000 newly-issued shares of OXiGENE common stock in exchange for all of the equity of ViDA. The Company re-acquired all of the rights to the ZYBRESTAT for ophthalmology and OXi4503 programs that had been licensed to ViDA. In addition, the approximately $12,400,000 in cash and marketable securities held by ViDA was transferred to OXiGENE. After the purchase option was exercised, ViDA became a wholly-owned subsidiary of OXiGENE and ceased being a VIE.

OXiGENE recorded the acquisition of ViDA as a capital transaction and the $10,383,000 excess of the fair market value of the common shares issued by OXiGENE ($15,600,000) over the carrying value of the noncontrolling interest ($5,217,000) is reflected directly in equity as a reduction to Additional paid-in capital. As a result, the noncontrolling interest balance was eliminated. The reduction to Additional paid-in capital was also presented as an increase in the loss applicable to common stock within the calculation of basic and diluted earnings per share.

Under the Amended Purchase Option Agreement, in the event that OXiGENE issues additional securities prior to January 2, 2010, Symphony has the right to receive additional securities in an amount reflecting the difference in value of the securities at the time of issuance and the aggregate value of the consideration Symphony has already received under the Amended Purchase Option agreement and in connection with the Registered Direct Offering on July 20, 2009. Pursuant to those transactions, OXiGENE issued to Holdings 10,000,000 newly issued shares of OXiGENE common stock in exchange for all of the equity of ViDA. The approximately $12,400,000 in cash and cash equivalents held by ViDA were transferred to OXiGENE as part of the transaction. Holdings’ right to receive further consideration, in the event that OXiGENE issues additional securities prior to January 20, 2010, is subject to the limitation that no more than 10,000,000 shares will be issued to Holdings without further shareholder approval . If Symphony would otherwise be entitled to receive more consideration, Symphony may request such combination of shares of common stock and any other securities of OXiGENE as would, in Symphony’s sole determination, provide a value to Symphony not

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

in excess of the purchase price for the purchase option, or approximately $12,400,000. This provision represents a financial instrument; however, given, among other considerations, the low probability that the above conditions will ever be met before the January 2010 expiration, management has concluded that the fair value of this financial instrument is immaterial.

The two members of the Company’s Board of Directors appointed by Symphony, Mr. Mark Kessel and Dr. Alastair Wood, remain on the Board, and the Company expects to maintain its advisory relationships with Symphony and RRD International LLC. The Additional Funding Agreement, dated October 1, 2008, has been terminated in connection with the execution of the Transaction Documents pursuant to the Termination Agreement dated July 2, 2009. The closing of the transaction occurred on July 20, 2009.

Accounting and Reporting of Noncontrolling Interests

Earnings or losses attributed to the noncontrolling interests are reported as part of consolidated earnings and not as a separate component of income or expense. Accordingly, the Company reported the consolidated earnings of ViDA in its consolidated statement of operations from October 2008, when it entered into a strategic collaboration with Symphony, until July 20, 2009, when OXiGENE acquired 100% of the equity of ViDA pursuant to the Amended and Restated Purchase Option Agreement. Once becoming the Company’s wholly-owned subsidiary, the operating results of ViDA continued to be included in the Company’s consolidated statement of operations but were no longer subject to the presentation requirements applicable to noncontrolling interests.

Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in the Company’s Common Stock

In February 2008, the Company issued five-year warrants exercisable beginning in August 2008 to Kingsbridge Capital Limited in consideration for entering into a Committed Equity Financing Facility (“CEFF”) (See Note 3). Through these warrants (the “CEFF Warrants”), Kingsbridge may purchase from the Company up to 250,000 shares of common stock with an exercise price of $2.74 per share. As of September 30, 2009, none of these warrants had been exercised.

In connection with the strategic collaboration with Symphony in October 2008, OXiGENE agreed that should the development committee of ViDA determine that ViDA needs additional funding and that funding is provided by Holdings, the Company would issue to Holdings shares of its common stock having a value of up to $1,000,000 (the “Additional Investment Shares”) on the date of issuance. Because the closing price of the Company’s common stock as of the additional closing date was not determinable, the number of potential shares issuable to Holdings to satisfy this $1,000,000 Additional Investment Shares obligation would not be known and there was a possibility that the number of shares necessary to settle the Additional Investment Shares obligation would be greater than the number of shares that OXiGENE had authorized.

Due to the indeterminable number of shares that would have been required to meet the $1,000,000 Additional Investment Shares obligation the Company determined that there was a possibility it may not have had sufficient authorized shares to settle its outstanding financial instruments. The Company’s policy with regard to settling outstanding financial instruments is to settle those with the earliest maturity date first, which essentially sets the order of preference for settling the awards. OXiGENE accounted for the Additional Investment Shares and CEFF Warrant (collectively the “Derivative Instruments”) as liabilities. The Company began treatment of these Derivative Instruments as liabilities (collectively the “Derivative Liabilities”) as of October 17, 2008, the initial funding and effective date of the Symphony transaction.

As of June 30, 2009, the Additional Investment Shares had a fair value of zero as a result of the Additional Funding Agreement being terminated by the Company through the Amended Purchase Option Agreement executed on July 2, 2009. As a result of the Additional Investment Share obligation being

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

terminated, the possibility that OXiGENE may not have sufficient authorized shares to settle its outstanding financial instruments was eliminated. OXiGENE re-measured the fair value of the CEFF Warrants as of July 20, 2009, resulting in a gain of $70,000, and reclassified the warrants to equity.

On July 20, 2009, OXiGENE raised approximately $10,000,000 in gross proceeds, before deducting placement agents’ fees and other offering expenses, in a registered direct offering (the “Offering”) relating to the sale of 6,250,000 units, each unit consisting of (i) one share of common stock, (ii) a five-year warrant (“Direct Registration Series I”) to purchase 0.45 shares of common stock at an exercise price of $2.10 per share of common stock and (iii) a short-term warrant (“Direct Registration Series II”) to purchase 0.45 shares of common stock at an exercise price of $1.60 per share of common stock, for a purchase price of $1.60 per unit (the “Units”). The short-term warrants are exercisable during a period beginning on the date of issuance until the later of (a) nine months from the date of issuance and (b) ten trading days after the earlier of (i) the public announcement of the outcome of the planned interim analysis by the Independent Data Safety Monitoring Committee of data from the Company’s Phase II/III pivotal clinical trial regarding ZYBRESTAT as a treatment for anaplastic thyroid cancer or (ii) the public announcement of the suspension, termination or abandonment of such trial for any reason.

The Units were offered and sold pursuant to (i) a prospectus dated December 1, 2008 and (ii) a prospectus supplement dated July 15, 2009, pursuant to and forming a part of the Company’s effective shelf registration statement on Form S-3 (Registration No. 333-155371). The net proceeds to the Company from the sale of the Units, after deducting the fees of the placement agents and other offering expenses, were approximately $9,052,000.

OXiGENE determined that the Direct Registration Series I and II warrants should be classified as a liability as they require delivery of registered shares of common stock and thus could require net-cash settlement in certain circumstances. Accordingly, these warrants were recorded as a liability at their fair value as of the date of their issuance ($4,056,000) and were revalued again as of September 30, 2009 at $3,335,000. The $721,000 change in fair value between the issuance date and September 30, 2009 was recorded as a gain in the statement of operations during the third quarter.

The fair value of these warrants was determined using the Black-Scholes option valuation model applying the following assumptions:

	As of July 20, 2009		As of September 30, 2009
	Series I	Series II	Series I	Series II

Stock Price	$1.56	$1.56	$1.42	$1.42
Exercise Price	$2.10	$1.60	$2.10	$1.60
Term of option	5 years	1.25 years	4.83 years	1.08 years
Expected volatility	67%	100%	67%	100%
Discount Rate	2.46%	0.28%	2.31%	0.18%
Fair market value (in thousands)	$2,224	$1,832	$1,891	$1,444

Available-for-Sale Securities

In accordance with the Company’s investment policy, surplus cash may be invested primarily in commercial paper, obligations issued by the U.S. Treasury/ federal agencies or guaranteed by the U.S. government, money market instruments, repurchase agreements, bankers’ acceptances, certificates of deposit, time deposits and bank notes. In accordance with financial accounting standards, the Company separately discloses cash and cash equivalents from investments in marketable securities. The Company designates its marketable securities as available-for-sale securities. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, if any, reported as accumulated other comprehensive income (loss) in stockholders’ equity. The Company reviews the status of the unrealized gains and losses of its

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

available-for-sale marketable securities on a regular basis. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Interest and dividends on securities classified as available-for-sale are included in investment income. Securities in an unrealized loss position that are deemed not to be other-than-temporarily impaired, due to the Company’s positive intent and ability to hold the securities until anticipated recovery, with maturation greater than twelve months, are classified as long-term assets.

The Company’s investment objectives are to preserve principal, maintain a high degree of liquidity to meet operating needs and obtain competitive returns subject to prevailing market conditions. The Company assesses the market risk of its investments on an ongoing basis so as to avert risk of loss. The Company assesses the market risk of its investments by continuously monitoring the market prices of its investments and related rates of return, and continuously looking for the safest, most risk-averse investments that will yield the highest rates of return in their category.

The Company did not hold any available-for-sale securities as of September 30, 2009, but had approximately $643,000 in short-term corporate bonds at December 31, 2008.

Fair Value

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Fair value hierarchy is now established that prioritizes valuation inputs based on the observable nature of those inputs. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of our investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

Level 1 inputs Quoted prices in active markets;

Level 2 inputs Generally include inputs with other observable qualities, such as quoted prices in active markets for similar assets or quoted prices for identical assets in inactive markets; and

Level 3 inputs Valuations based on unobservable inputs.

As of September 30, 2009, OXiGENE did not hold any assets or liabilities subject to these standards. OXiGENE held $21,883,000 in cash and equivalents, of which $4,782,000 was in a money market fund, none of which was subject to this disclosure requirement.

Accrued Research and Development

The Company charges all research and development expenses, both internal and external costs, to operations as incurred. The Company’s research and development costs represent expenses incurred from the engagement of outside professional service organizations, product manufacturers and consultants associated with the development of the Company’s potential product candidates. The Company recognizes expenses associated with these arrangements based on the completion of activities as specified in the applicable contracts. Costs incurred under fixed-fee contracts are expensed ratably over the contract period absent any knowledge that the services will be performed other than ratably. Costs incurred under contracts with clinical trial sites and principal investigators are generally accrued on a patient-treated basis consistent with the terms outlined in the contract. In determining costs incurred on some of these programs, the Company takes into consideration a number of factors, including estimates and input provided by internal program managers. Upon termination of such contracts, the Company is normally only liable for costs incurred and committed to date. As a result, accrued research and development expenses represent the Company’s estimated contractual liability to outside service providers at any particular point in time.

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Net Loss Per Share

Basic and diluted net loss per share was calculated by dividing the net loss per share attributed to OXIGENE common shares by the weighted-average number of common shares outstanding. Diluted net loss per share includes the effect of all dilutive, potentially issuable common equivalent shares as defined using the treasury stock method. All of the Company’s common stock equivalents are anti-dilutive due to the Company’s net loss position for all periods presented. Accordingly, common stock equivalents of approximately 9,050,000 and 2,813,000 at September 30, 2009 and 2008, respectively, were excluded from the calculation of weighted average shares for diluted net loss per share.

The Company recorded the excess of the purchase price over the carrying value of the noncontrolling interest in ViDA as an increase in the loss applicable to common stock (See Acquisition of ViDA pursuant to an Amended and Restated Purchase Option Agreement above).

Stockholders Equity Common and Preferred Shares

As of December 31, 2008, the Company had 100,000,000 shares of common stock authorized and 46,293,000 shares of common stock issued and outstanding. On May 28, 2009, at the annual meeting of stockholders, the stockholders approved an increase in the number of authorized shares of common stock to 150,000,000 and an addition of 15,000,000 authorized shares of preferred stock. In the three months ended September 30, 2009, OXiGENE issued 10,000,000 shares of common stock to Symphony ViDA Holdings, LLC (“Holdings”) as part of the ViDA acquisition (See Acquisition of ViDA pursuant to an Amended and Restated Purchase Option Agreement above) and 6,250,000 of shares of common stock to investors in a registered direct offering (See Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in the Company’s Common Stock above). As of September 30, 2009, there were 150,000,000 shares of common stock authorized and 62,448,000 shares of common stock issued and outstanding, and 15,000,000 shares of preferred stock authorized and no shares of preferred stock issued and outstanding.

Stock-based Compensation

The Company ensures the expense recognition of the estimated fair value of all share-based payments issued to employees. The Company has a 2005 Stock Plan (“2005 Plan”), which superseded its 1996 Stock Option Plan that provides for the award of stock options, restricted stock and stock appreciation rights to employees, directors and consultants to the Company. The Company also has a 2009 Employee Stock Purchase Plan (“2009 ESPP”).

Options

On May 28, 2009, at the annual meeting of stockholders, the stockholders of the Company approved amendments to its 2005 Plan to (i) increase from 2,500,000 to 7,500,000 the number of shares of the Company’s common stock available for issuance under the 2005 Plan which number includes such number of shares of its common stock, if any, that were subject to awards under the Company’s 1996 Plan as of the date of adoption of the 2005 Plan but which became or will become unissued upon the cancellation, surrender or termination of such award; and (ii) increase from 250,000 to 750,000 the number of shares that may be granted under the Plan to any participant in any fiscal year.

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

The following is a summary of the Company’s stock option activity under its 1996 Plan and 2005 Plan for the nine months ended September 30, 2009:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(Years)	(In thousands)

Options outstanding at December 31, 2008	2,333	$5.01	6.15	$472
Granted	1,422	$1.10	—	770
Exercised	—		—	—
Forfeited	(1,168)	$4.48	—	(190)

Options outstanding at September 30, 2009	2,587	$3.11	7.58	$785

Option exercisable at September 30, 2009	845	$6.38	4.33	1

Options vested or expected to vest at September 30, 2009	2,211	$3.43	6.69	$607

As of September 30, 2009, there was approximately $867,000 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.8 years. The total fair value of stock options that vested during the nine months ended September 30, 2009 and 2008 was approximately $240,000 and $1,063,000, respectively.

For the three and nine months ended September 30, 2009, the Company recorded approximately $72,000 and $234,000, respectively, of expense associated with share-based compensation. For the three and nine months ended September 30, 2008, the Company recorded approximately $220,000 and $538,000, respectively, of expense associated with share-based compensation.

The fair values for the stock options granted as of September 30, 2009 were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the three and nine months ended September 30, 2009 and three and nine months ended September 30, 2008:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Weighted Average Assumptions
Risk-free interest rate	2.46%	3.13%	1.98%	3.06%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	66%	54%	58%	62%
Dividend yield	0.00%	0.00%	0.00%	0.00%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Options Granted (In thousands)	57	20	1,422	64
Weighted average fair value	$0.93	$0.62	$0.59	$0.93

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Options, Warrants and Non-Vested Stock

Non-Vested Stock

The following table summarizes the activity for unvested stock in connection with restricted stock grants during the nine months ended September 30, 2009:

		Weighted
		Average Fair
	Shares	Value
	(In thousands)

Unvested at December 31, 2008	140	$4.56
Granted	—	$—
Vested	(20)	$4.09
Forfeited	(30)	4.91

Unvested at September 30, 2009	90	$4.55

The Company recorded expense of approximately $64,000 and $180,000 related to outstanding restricted stock awards during the three and nine months ended September 30, 2009, respectively. Of the 90,000 shares of unvested restricted stock at September 30, 2009, 50,000 shares vested in October 2009, and the remaining shares will vest in June 2010 and 2011. The restricted stock awards were valued based on the closing price of the Company’s common stock on their respective grant dates. Compensation expense is being recognized on a straight -line basis over the vesting period of the awards.

Employee Stock Purchase Plan

In May 2009, the Company’s stockholders approved the 2009 Employee Stock Purchase Plan (the “2009 ESPP”). Under the 2009 ESPP, employees have the option to purchase shares of the Company’s common stock at 85% of the closing price on the first day of each purchase period or the last day of each purchase period (as defined in the 2009 ESPP), whichever is lower, up to specified limits. Eligible employees are given the option to purchase shares of the Company’s common stock, on a tax-favored basis, through regular payroll deductions in compliance with Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). An aggregate of 2,000,000 shares of common stock may be issued under the 2009 ESPP, subject to adjustment each year pursuant to the terms of the 2009 ESPP. The Company recorded expense for the three months and nine months ended September 30, 2009 of $23,000 and $30,000, respectively, which may be revised downward based on a potential decrease in stock price or employees who either decrease their monthly investment or withdraw from participation in the 2009 ESPP.

Warrants

The following is a summary of the Company’s outstanding common stock warrant position as of September 30, 2009:

		Weighted
		Average
		Exercise		Accounting
	Date of Issuance	Price	Warrants Issued	Treatment
			(In thousands)

CEFF Warrants	February 19, 2008	$2.74	250	Equity
Direct Registration Series I	July 20, 2009	$2.10	2,813	Liability
Direct Registration Series II	July 20, 2009	$1.60	2,813	Liability

Warrants outstanding as of September 30, 2009			5,876

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

In February 2008, the Company issued five year warrants exercisable beginning in August 2008 to Kingsbridge in consideration for entering into the CEFF. Through the CEFF Warrants, Kingsbridge may purchase from the Company up to 250,000 shares of common stock at an exercise price of $2.74 per share. As of September 30, 2009, none of these warrants were exercised.

On July 20, 2009, OXiGENE raised approximately $10,000,000 in gross proceeds, before deducting placement agents’ fees and other offering expenses, in a registered direct offering (the “Offering”) relating to the sale of 6,250,000 units, each unit consisting of (i) one share of common stock, (ii) a five-year warrant to purchase 0.45 shares of common stock at an exercise price of $2.10 per share of common stock and (iii) a short-term warrant to purchase 0.45 shares of common stock at an exercise price of $1.60 per share of common stock, for a purchase price of $1.60 per unit (the “Units”). The short-term warrants are exercisable during a period beginning on the date of issuance until the later of (a) nine months from the date of issuance and (b) ten trading days after the earlier of (i) the public announcement of the outcome of the planned interim analysis by the Independent Data Safety Monitoring Committee of data from the Company’s Phase II/III pivotal clinical trial regarding ZYBRESTAT as a treatment for anaplastic thyroid cancer or (ii) the public announcement of the suspension, termination or abandonment of such trial for any reason.

The Units were offered and sold pursuant to (i) a prospectus dated December 1, 2008 and (ii) a prospectus supplement dated July 15, 2009, pursuant to and forming a part of the Company’s effective shelf registration statement on Form S-3 (Registration No. 333-155371). The net proceeds to the Company from the sale of the Units, after deducting the fees of the placement agents and other offering expenses, were approximately $9,052,000.

Comprehensive Income (Loss)

The Company’s only item of other comprehensive income (loss) relates to unrealized gains and losses on available-for-sale securities and is presented separately on the balance sheet, as required.

A reconciliation of comprehensive loss is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(In thousands)

Consolidated net loss as reported	$(6,943)	$(7,108)	$(21,484)	$(19,601)
Unrealized gain (loss)	—	(220)	—	(227)

Total comprehensive loss	$(6,943)	$(7,328)	$(21,484)	$(19,828)

Less comprehensive loss attributable to noncontrolling interest	(468)	—	(4,186)	—

Comprehensive loss attributable to OXiGENE, Inc.	$(6,475)	$(7,328)	$(17,298)	$(19,828)

2.	License Agreements

In August 1999, the Company entered into an exclusive license agreement for the commercial development, use and sale of products or services covered by certain patent rights owned by Arizona State University. From the inception of the agreement through September 30, 2009, the Company has paid a total of $2,500,000 in connection with this license. The Company capitalized the net present value of the total amount paid under the initial terms of the license, or $1,500,000, and is amortizing this amount over the patent life or 15.5 years. In June 2002, this agreement was amended to provide for additional payments in connection with the license arrangement upon the initiation of certain clinical trials or the completion of certain regulatory approvals, which payments could be accelerated upon the achievement of certain financial milestones, as

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

defined in the agreement. The license agreement also provides for additional payments upon the Company’s election to develop certain additional compounds, as defined in the agreement. As of September 30, 2009, additional accelerated milestones that have previously been expensed and paid due to achievement of certain financial milestones, totaled $700,000, and future milestones under this agreement could total up to an additional $200,000. These accelerated payments were expensed to research and development as triggered by the achievements of milestones defined in the agreement. The Company is also required to pay royalties on future net sales of products associated with these patent rights.

3.	Agreements

In February 2008, the Company entered into a Committed Equity Financing Facility, or CEFF with Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to 5,708,035 shares of the Company’s common stock or up to an aggregate of $40,000,000 during the three years from the date of the agreement. Under the CEFF, the Company is able to draw down shares in tranches of up to a maximum of 3.5% of its closing market value at the time of the draw down or the alternative draw down amount calculated pursuant to the Common Stock Purchase Agreement whichever is less, subject to certain conditions. The purchase price of these shares will be at a discount of between 5 and 12% from the volume weighted average price of the Company’s common stock for each of the eight trading days following the election to sell shares. Kingsbridge is not obligated to purchase shares if the volume weighted average price of the Company’s stock is less than $1.25 per share or 85% of the closing share price of the Company’s stock on the trading day immediately preceding the commencement of the draw down, whichever is higher. In connection with the CEFF, the Company issued a warrant to Kingsbridge to purchase 250,000 shares of its common stock at a price of $2.74 per share exercisable beginning six months after February 19, 2008 for a period of five years thereafter. The fair value of the warrant was determined on the date of issuance using the Black-Scholes option valuation model applying the following assumptions: (i) a risk-free interest rate of 2.75% ( ii) an expected term of 5.5 years, which represents the contractual term (iii) no dividend yield and (iv) volatility of 83%. The estimated fair value of this warrant was $349,000, which was recorded as contra-equity within additional paid in capital.

As part of the CEFF, the Company entered into a Registration Rights Agreement dated February 19, 2008. Pursuant to the agreement, the Company has filed a Registration Statement on Form S-1 (File No. 333-150595) with respect to the resale of the shares of common stock issuable under the CEFF and the warrant. The Registration Rights Agreement provides for payments by the Company to Kingsbridge in the event of (1) failure to maintain effectiveness of Registration Statement in certain circumstances, and (2) deferral or suspension of registration during black-out periods, subject to certain exceptions.

4.	Commitments and Contingencies

The following table presents our contractual obligations and commercial commitments as of September 30, 2009, in thousands:

		Less Than 1			After
	Total	Year	1-3 Years	4-5 Years	5 Years

Clinical development and related commitments	$10,467	$9,217	$1,250	$—	$—
Operating Leases	2,290	891	1,133	266	—

Total contractual cash obligations	$12,757	$10,108	$2,383	$266	—

Payments under our pre-clinical, product development and clinical development contracts are based on the completion of activities as specified in the contract. The amounts in the table above assume the successful completion by third-party contractors of all activities contemplated in the agreements with such parties. In

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

addition, not included in the operating leases above is sublease income, which is expected to total approximately $279,000 for the 12-month period ending September 30, 2010 and $47,000 during the 1-3 year period thereafter for a total of $326,000 for the periods presented.

5.	Recent Accounting Pronouncements

Effective for periods ending after September 15, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codificationtm (“ASC”) became the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Concurrently, all nongrandfathered, non-SEC accounting literature not included in the Codification is deemed nonauthoritative. Accordingly, the Company adopted FASB Statement No. 168, The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles and does not expect the adoption to have a material effect on its financial position or results of operations.

The FASB issued ASC 805, entitled “Business Combinations” which changed how business acquisitions are accounted for and impacts financial statements both on the acquisition date and in subsequent periods. The Company implemented ASC 805 effective January 2009. The Company does not expect the adoption of Topic 805 to have a material effect on its financial position or results of operations.

The FASB issued ASC 320, entitled “Recognition and Presentation of Other-Than-Temporary Impairments”. ASC 320 provides new guidance on the recognition and presentation of an other-than-temporary impairments (OTTI) and provides for some new disclosure requirements. The Company adopted ASC 320 during the quarter ended June 30, 2009. The adoption did not have a material impact on the Company’s financial statements.

The FASB issued ASC 855, entitled “Subsequent Events” which modified the definition of subsequent events to refer to events or transactions that occur after the balance sheet date but before the financial statements are issued for public entities. In addition, ASC 855 requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The Company evaluates subsequent events from period end to the date the financial statements are filed with the SEC. ASC 855 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. Accordingly, the Company adopted ASC 855 in the second quarter of 2009. The adoption of the provisions of ASC 855 did not have a material impact on the Company’s financial position and results of operations.

The FASB issued ASC 815 entitled “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock”. The objective is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. The adoption of the provisions of ASC 815 did not have a material impact on the Company’s financial position and results of operations.

6.	Subsequent Events

Subsequent events were reviewed through November 10, 2009, the date of the filing of this quarterly report. As a result of our procedures the following events were identified:

Effective as of October 7, 2009 John A. Kollins resigned from his position as OXiGENE Chief Executive Officer and as a member of the Board of Directors of OXiGENE to pursue other interests. The Company entered into a separation agreement with Mr. Kollins on October 28, 2009, effective as of November 5, 2009. The Company has appointed Peter J. Langecker, M.D., Ph.D., Executive Vice President and Chief Development Officer, as Interim Chief Executive Officer while the Company conducts a search for a permanent replacement for Mr. Kollins.

OXiGENE, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

On October 15, 2009, OXiGENE announced the Company has entered into a definitive merger agreement to acquire VaxGen in exchange for common stock of OXiGENE. Upon closing of the transaction, VaxGen will become a wholly-owned subsidiary of OXiGENE, and VaxGen stockholders will become stockholders of OXiGENE. At the closing of the transaction, based on shares of common stock of OXiGENE and VaxGen outstanding on October 14, 2009, OXiGENE will issue approximately 15.6 million shares of common stock in exchange for all outstanding shares of VaxGen’s common stock. The number of shares issued at closing will be subject to adjustment if VaxGen’s net cash, as of a date shortly before the closing, as agreed by both parties, less certain expenses and liabilities, is greater or less than approximately $33.2 million. Based upon the shares of common stock of OXiGENE and VaxGen currently outstanding and assuming net cash at closing equals the target net cash, the stockholders of VaxGen would receive approximately 0.4719 of a share of common stock of OXiGENE for each share of VaxGen common stock. VaxGen currently estimates that its net cash at closing will be below the target amount of net cash, depending on the actual closing date and estimated expenses in connection with litigation filed in connection with the proposed merger, litigation pending between VaxGen and Firstenberg Machinery Company and the amount of VaxGen expenses.

In addition to the initial shares issued to VaxGen stockholders, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions (NYSE:EBS) by the U.S. Government for which VaxGen is eligible to receive milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s recombinant protective antigen (rPA) anthrax vaccine product candidate and related technology. The merger agreement has been approved unanimously by the boards of directors of both OXiGENE and VaxGen. The merger is subject to customary closing conditions, including approval by both OXiGENE’s and VaxGen’s stockholders. OXiGENE has determined that the acquisition of VaxGen will be treated as an acquisition of assets. Accordingly, approximately $431,000 of direct costs incurred during the third quarter and associated with the acquisition have been deferred and recorded within other current assets as of September 30, 2009.

Beginning on October 23, 2009, several putative stockholder class action lawsuits were filed against VaxGen, members of the VaxGen board of directors, OXiGENE and OXiGENE Merger Sub, Inc. in the Superior Court of California, County of San Mateo. The actions, first served on VaxGen on November 4, 2009, styled Jensen v. Panek et al., William Ming v. VaxGen, Inc. et al. and Lisa Hawes v. VaxGen, Inc. et al., allege, among other things, that the members of the VaxGen board of directors violated their fiduciary duties by failing to maximize value for VaxGen’s stockholders when negotiating and entering into the merger agreement. The complaints also allege that OXiGENE and VaxGen aided and abetted those purported breaches. Plaintiffs seek, among other things, to enjoin the acquisition of VaxGen by OXiGENE or, in the alternative, to rescind the acquisition should it occur before the lawsuits are resolved. It is possible that similar lawsuits may yet be filed and served. VaxGen and OXiGENE believe that such actions, if any, will be consolidated with the actions described above.

The complaints do not specify amounts of damages that are sought by the plaintiffs. OXiGENE believes the allegations of the plaintiffs’ complaints are entirely without merit, and intends to vigorously defend these actions. Even meritless lawsuits, however, may carry with them the potential to delay consummation of the merger.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders
of VaxGen, Inc.

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of VaxGen, Inc. and its subsidiaries (the “Company”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company’s management is considering various alternative strategic transactions to return value to its shareholders, which if unsuccessful will result in the liquidation of the Company. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

/s/  PricewaterhouseCoopers LLP

San Jose, California
March 17, 2009

VaxGen, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2008	2007
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$34,618	$64,726
Investment securities	3,922	6,889
Accounts receivable	—	199
Prepaid expenses and other current assets	792	1,167
Assets held for sale	783	—

Total current assets	40,115	72,981
Property and equipment	—	10,806
Restricted cash	1,556	1,556
Other assets	426	4,622

Total assets	$42,097	$89,965

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$75	$2,151
Accrued and other current liabilities	706	2,326
Derivative liability	—	3,500

Total current liabilities	781	7,977
Convertible senior subordinated notes	—	30,679
Deferred rent and other liabilities	5,097	4,270

Total liabilities	5,878	42,926

Commitments and contingencies (Note 13)
Stockholders’ equity:
Preferred stock, $0.01 par value, 19,979,500 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value, 65,000,000 shares authorized; 33,106,523 shares issued and outstanding at December 31, 2008 and 2007	331	331
Additional paid-in capital	302,856	301,378
Accumulated deficit	(267,241)	(254,678)
Accumulated other comprehensive income	273	8

Total stockholders’ equity	36,219	47,039

Total liabilities and stockholders’ equity	$42,097	$89,965

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2007	2006
	(In thousands, except per share data)

Revenues:
Research contracts and grants	$—	$4,098	$13,205
Other services	293	913	—
Related party services	—	—	1,631

Total revenues	293	5,011	14,836

Operating expenses:
Research and development	1,387	19,653	49,001
General and administrative	12,700	20,437	27,683
Impairment of assets held for sale	8,848	—	—
Impairment of property and equipment	—	10,681	—
Restructuring	1,314	5,374	—

Total operating expenses	24,249	56,145	76,684

Loss from operations	(23,956)	(51,134)	(61,848)

Other income (expense)
Interest expense	(1,901)	(2,447)	(2,470)
Interest and other income	1,839	4,681	2,239
Valuation adjustments	3,500	4,720	(5,295)
Gain on convertible debt repurchase	4,915	—	—
Gain on sale of Anthrax Program	3,000	—	—
Equity in loss of affiliate	—	—	(5,290)
Gain on foreign currency transactions	—	—	7,454
Gain on sale of investment in affiliate	—	—	104,012

Total other income, net	11,353	6,954	100,650

Income (loss) before taxes	(12,603)	(44,180)	38,802
Provision for (benefit of) income taxes	(40)	—	1,210

Net income (loss)	$(12,563)	$(44,180)	$37,592

Net income (loss) per share, basic and diluted	$(0.38)	$(1.33)	$1.15

Shares used in computing net income (loss) per share:
Basic	33,107	33,107	32,723

Diluted	33,107	33,107	32,797

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

						Accumulated
			Additional	Deferred		Other	Total
	Common Stock		Paid-in	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Income	Equity
	(In thousands, except share data)

Balance at December 31, 2005	29,606,523	$296	$266,248	$(348)	$(248,090)	$6,039	$24,145

Net income	—	—	—	—	37,592	—	37,592
Change in net unrealized gain on securities	—	—	—	—	—	65	65
Foreign currency translation	—	—	—	—	—	1,245	1,245
Reclassification adjustment for gain realized	—	—	—	—	—	(7,347)	(7,347)

Total comprehensive income					—	—	31,555
Private placement, net of issuance costs of $1,724	3,500,000	35	25,191	—	—	—	25,226
Stock-based compensation	—	—	2,890	—	—	—	2,890
Cumulative effect of adoption of FAS 123R	—	—	(348)	348	—	—	—
Effect of affiliate equity transactions	—	—	5,245	—	—	—	5,245

Balance at December 31, 2006	33,106,523	331	299,226	—	(210,498)	2	89,061

Net loss	—	—	—	—	(44,180)	—	(44,180)
Change in net unrealized gain on securities	—	—	—	—	—	6	6

Total comprehensive loss							(44,174)
Stock-based compensation	—	—	2,152	—	—	—	2,152

Balance at December 31, 2007	33,106,523	331	301,378	—	(254,678)	8	47,039

Net loss	—	—	—	—	(12,563)	—	(12,563)
Change in net unrealized gain on securities	—	—	—	—	—	265	265

Total comprehensive loss							(12,298)
Stock-based compensation	—	—	1,478	—	—	—	1,478

Balance at December 31, 2008	33,106,523	$331	$302,856	$—	$(267,241)	$273	$36,219

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$(12,563)	$(44,180)	$37,592
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	587	6,757	6,253
Impairment of assets held for sale	8,848	—	—
Impairment of property and equipment	—	10,681	—
Valuation adjustments	(3,500)	(4,720)	5,295
Gain on convertible debt repurchase	(4,915)	—	—
Gain on sale of investment in affiliate	—	—	(104,012)
Gain on foreign currency transactions	—	—	(7,454)
Equity in loss of affiliate	—	—	5,290
Stock-based compensation	1,478	2,152	2,890
Amortization of premiums and discounts on investment securities	(178)	(1,210)	(290)
Non-cash interest expense	904	713	710
Raven merger costs previously capitalized	1,932	—	—
Changes in operating assets and liabilities:
Accounts receivable	199	7,708	(4,405)
Prepaid expenses and other current assets	374	1,417	(879)
Accounts payable	(2,076)	(3,932)	(5,360)
Accrued and other current liabilities	(1,620)	(692)	(8,160)
Due to/from related parties	—	—	674
Other	492	140	1,365

Net cash used in operating activities	(10,038)	(25,166)	(70,491)

Cash flows from investing activities:
Purchase of property and equipment	—	(19)	(2,395)
Proceeds (fees) from sale of investment in affiliate	—	(2,441)	127,813
Proceeds from sale of assets held for sale	588	—	—
Proceeds from sale and maturity of investment securities	23,900	69,116	12,533
Purchase of investment securities	(20,490)	(50,121)	(24,380)
Loan to Raven biotechnologies, inc.	(4,668)	—	—
Repayment of loan by Raven biotechnologies, inc.	6,000	—	—
Change in restricted cash	—	1,339	383
Expenses related to proposed merger and bridge loan	—	(1,848)	—
Other	—	791	(174)

Net cash provided by investing activities	5,330	16,817	113,780

Cash flows from financing activities:
Repurchase of senior subordinated convertible notes	(25,400)	—	—
Proceeds from private placement, net	—	—	25,226

Net cash provided by (used in) financing activities	(25,400)	—	25,226

Net increase (decrease) in cash and cash equivalents	(30,108)	(8,349)	68,515
Cash and cash equivalents, beginning of period	64,726	73,075	4,560

Cash and cash equivalents, end of period	$34,618	$64,726	$73,075

Supplemental disclosure of cash flow information:
Interest paid	$1,408	$1,733	$1,733
Income taxes paid	—	1,150	—

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

Nature of Business Activities

VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. This facility is located within leased premises. The company has ended all product development activities and sold or otherwise terminated its drug development programs. The company is seeking to maximize the value of its remaining assets through a strategic transaction or series of strategic transactions.

VaxGen was incorporated on November 27, 1995 and formed to complete the development of an investigational recombinant protein vaccine intended to prevent infection by human immunodeficiency virus. In 2002, VaxGen broadened its product development portfolio to include biodefense vaccines.

Through March 31, 2007, VaxGen’s principal source of revenue was the U.S. government, principally the National Institutes of Health, or NIH, and related entities. From April 2007 to April 2008, VaxGen’s principal source of revenue has been from services provided to Celltrion, Inc., or Celltrion, a company developing and operating a mammalian cell culture biomanufacturing facility in the Republic of Korea.

In November 2007, the Company and two of its wholly-owned subsidiaries entered into an Agreement and Plan of Merger, as amended in December 2007 and February 2008, or Merger Agreement, with Raven biotechnologies, inc., or Raven. Raven was a private, development stage biopharmaceutical company focused on the discovery, development and commercialization of monoclonal antibody-based products for the treatment of cancer.

In November 2007, the Company entered into a Bridge Loan with Raven, which provided for the Company to lend Raven up to $6 million in cash in the aggregate, beginning December 1, 2007. Under the Bridge Loan, the Company was obligated to provide monthly loan advances to Raven based on a schedule attached to the Bridge Loan. These obligations to make loan advances to Raven ended on April 1, 2008. The interest rate of the Bridge Loan was 8% per annum.

On March 28, 2008, the Company entered into a Termination of Merger Agreement, Acknowledgment and Amendment to Loan Agreement and Secured Promissory Note, or Termination Agreement and Amendment, terminating immediately the Merger Agreement and amending the terms of its bridge loan to Raven. The balance on the loan was paid in full as of December 31, 2008. The Company recorded in general and administrative expenses $2.3 million of costs, primarily professional fees, related with the proposed merger during the year ended December 31, 2008.

As a result of the termination of the proposed merger with Raven, the Company is considering various alternate strategic transactions to return value to its stockholders. If the Company is unable to identify and complete an alternate strategic transaction, the Company will liquidate. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Delisting from the Nasdaq National Market

On August 6, 2004, the Company announced that it had received notification from the Nasdaq National Market, now the Nasdaq Global Market, or Nasdaq, that the Company’s common stock would discontinue trading on Nasdaq effective August 9, 2004. This action followed the Company’s appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004, respectively. Following that, the Company’s common stock was traded over the counter, or OTC, and quoted on the Pink Sheets under the symbol VXGN.PK. The Company became current again in its filing of reports with the Securities and Exchange Commission, or SEC, on October 4, 2007, upon filing the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. On March 13, 2008, the Company’s common stock became eligible for quotation on the OTC Bulletin Board under the symbol VXGN.OB and has been quoted on the OTC Bulletin Board since then.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, which include, among others, those related to long-lived assets, property and equipment, embedded derivative liability, stock-based compensation, income taxes and other contingencies. The estimates are based on historical experience and on various other assumptions that appear to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Cash Equivalents

All short-term investments with an original maturity at date of purchase of less than three months are considered to be cash equivalents.

Investment Securities

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates classifications at each balance sheet date. If declines in value are deemed other-than-temporary, a charge is made to net income (loss) for the period. At December 31, 2008 and 2007, investment securities consisted of corporate obligations with an original maturity date at purchase greater than three months. These securities were classified as “available-for-sale” securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of other comprehensive income (loss). All investment securities are held for use in current operations and are classified in current assets. Realized gains and losses on sales of investment securities are determined on the specific identification method and are included in investment income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, investment securities, receivables and restricted cash. VaxGen’s cash and cash equivalents are deposited in demand and money market accounts at two financial institutions. The Company’s balances are in excess of federal depository insurance limitations. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Assets Held for Sale

The Company considers an asset held for sale when all of the following criteria per FASB No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) are met:

a) Management commits to a plan to sell the asset;

b) The asset is available for immediate sale in its present condition;

c) An active marketing plan to sell the asset has been initiated at a reasonable price;

d) The sale of the asset is probable within one year; and,

e) It is unlikely that significant changes to the plan to sell the asset will be made.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Upon designation of a property as an asset held for sale and in accordance with the provisions of SFAS 144, the Company records the carrying value of the property at the lower of its carrying value or its estimated fair market value, less estimated selling costs, and the Company ceases depreciation of the asset.

All losses and gains on assets sold and held for sale (including any related impairment charges) are included in “loss from operations” in the Consolidated Statement of Operations. All assets held for sale and the liabilities related to these assets are separately disclosed in the Consolidated Balance Sheet. The amount the Company will ultimately realize could differ from the amount recorded in the financial statements.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Equipment, consisting of manufacturing machinery, laboratory equipment, computers and other office furniture and equipment, is depreciated using the straight-line method over the assets’ estimated useful lives of three to six years. Software is depreciated using the straight-line method over the assets’ estimated useful life of five years. Leasehold improvements and capital lease assets are amortized using the straight-line method over the shorter of the assets’ estimated useful lives or the remaining term of the lease. Significant additions and improvements that materially increase values, change capacities or extend useful lives are capitalized, while repairs and maintenance costs are charged to expenses as incurred. Property and equipment purchased for specific research and development projects with no alternative uses are expensed. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period recognized.

The Company evaluates the carrying value of property and equipment in accordance with the provisions of SFAS 144 whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. Events and circumstances that would trigger an impairment analysis include a significant decrease in the market value of an asset; a significant, other-than-temporary change in the manner or extent that an asset is used, including a decision to abandon acquired products, services or technologies; a significant adverse change in operations or business climate affecting the asset; and historical operating or cash flow losses expected to continue for the foreseeable future associated with the asset. When such an event occurs, management determines whether there has been impairment by comparing the undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value. Fair value is determined based either on estimated realizable value, discounted cash flows or appraised values, depending on the nature of the asset. All long-lived assets held for sale are reported at fair market value, less expected selling costs.

Clinical Trial Accruals

The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines its estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. The Company monitors patient enrollment levels and related activities to the extent possible; however, if the Company underestimated activity levels associated with various studies at a given point in time, the Company could record significant research and development expenses in future periods.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

Substantially all of the Company’s revenues relate to written contractual arrangements with agencies of the U.S. government or entities associated with the U.S. government. Cost-reimbursable contracts with the U.S. government are accounted for in accordance with Accounting Research Bulletin No. 43, Chapter 11, Section A, Government Contracts, Cost-Plus-Fixed-Fee Contracts. The fees under U.S. government contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenues at the time the amounts can be determined reasonably.

For non-government arrangements, the Company recognizes revenues in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition. In such instances, revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been performed, the selling price to the buyer is fixed or determinable and collectability is reasonably assured.

Research and Development Costs

Research and development costs are charged to expense as incurred. Such costs include salaries, benefits and other costs associated with internal personnel, contractor fees and laboratory supplies as well as preclinical development costs, clinical trial and related clinical manufacturing costs, facilities and overhead costs and research and certain clinical trial activities conducted by various third parties, including contract research organizations, which provide contractually defined administration and management services.

Income Taxes

Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In July 2006, the FASB issued FASB Interpretation No., or FIN, 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. Effective January 1, 2007, the Company adopted FIN 48 and FIN 48-1. The Company regularly assesses its tax positions and includes reserves for differences in position in accordance with FIN 48. The reserves are utilized or reversed once the statute of limitations has expired and/or at the conclusion of a tax examination or upon settlement.

Valuation of Derivative Instruments

The Company values certain embedded features it issued in connection with the financing of Convertible Senior Subordinated Notes, or Notes, in 2005 as a derivative liability under Financial Accounting Standard, or FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or FAS 133. The Company estimates the fair value of its derivative liability each quarter using the Monte Carlo Simulation methodology. This methodology is complex and requires significant judgments in the estimation of fair values based on certain assumptions. Factors affecting the amount of this liability include the market value of our common stock, the estimated volatility of our common stock, our market capitalization, the risk-free interest rate and other assumptions such as the probability of a change in control event. The embedded derivative liability does not qualify for hedge accounting under FAS 133 and therefore, changes in value are recorded as non-cash valuation adjustments within other income (expense) in the Company’s consolidated statements of operations. These changes in the carrying value of the derivative are recorded in the Company’s consolidated financial statements.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

The Company values its financial instruments according to the provisions of SFAS No. 157, Fair Value Measurement (“SFAS 157”) with respect to its financial assets and liabilities only. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Our adoption of SFAS 157 did not have a material impact on our consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Our cash equivalents and investments are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices in active markets, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, sovereign government obligations, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy.

The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

We valued certain embedded features issued in connection with the financing of our Convertible Notes in 2005 as a derivative liability. We estimated the fair value of our derivative liability each quarter using the Monte Carlo Simulation methodology. This methodology allows flexibility in incorporating various assumptions such as probabilities of certain triggering events. The valuations are based on the information available as of the various valuation dates. Factors affecting the amount of this liability include the market value of our common stock, the estimated volatility of our common stock, our market capitalization, the risk-free interest rate and other assumptions such as the probability of a change in control event. Of these valuation parameters, management’s assessment of the probability of a change in control is the most subjective and also has the greatest influence on fair value. Changes in value are recorded as non-cash valuation adjustments within other income (expense) in our consolidated statements of operations. Prior to the repurchase of the Convertible Notes in 2008 and the corresponding elimination of the derivative liability, the derivative was classified within level 3 of the fair value hierarchy.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

In January 2006, the Company adopted the fair value recognition provision of FAS No. 123 (revised 2004), Share-Based Payment, or FAS 123R, which requires the recognition of the fair value of stock-based compensation for all stock-based payment awards, including grants of stock options made to the Company’s employees and directors. Under the fair value recognition provision of FAS 123R, stock-based compensation is measured at the grant date based on the fair value of the awards expected to vest and is recognized as expense ratably over the requisite service period of the award. The Company uses the Black-Scholes valuation model to measure the fair value of its stock-based awards utilizing various assumptions with respect to stock price volatility, forfeiture rates, risk-free interest rates and expected life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation may differ materially in the future from that recorded in the current period.

The Company adopted FAS 123R using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123R. Upon the adoption of FAS 123R in January 2006, the deferred stock compensation balance of $0.3 million was reclassified to additional paid-in-capital, reflecting the cumulative effect of adopting FAS 123R. The Company adopted the short-cut method for calculating the beginning balance of the additional paid in capital pool, or APIC Pool, related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC Pool and the statement of cash flows of the tax effects of employee stock-based compensation awards that were outstanding upon adoption of FAS 123R. The Company has not recognized excess tax benefits related to employee stock-based compensation and, therefore, does not currently have an APIC Pool because the related deductions are embedded in the Company’s net operating loss carryforwards.

Prior to January 1, 2006, the Company accounted for stock-based compensation based upon the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of FAS No. 123, Accounting for Stock-Based Compensation, or FAS 123, and FAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123.

See Note 11, Stock Options and Warrants, for more information regarding stock-based compensation.

New Accounting Pronouncements

In June 2008, the FASB ratified FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“FSP No. EITF 03-6-1”), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two- class method described in SFAS No. 128, Earnings per Share (“SFAS No. 128”). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. The Company is currently evaluating the effects, if any that FSP No. EITF 03-6-1 may have on earnings per share.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15,

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008. Early adoption for an existing instrument is not permitted. The adoption of EITF 07-5 may result in the reclassification of the Company’s outstanding warrants from stockholders’ equity to liability and would require the warrants to be marked to market at each reporting period. The Company is currently evaluating the impact of the pending adoption of EITF 07-5 on its consolidated financial statements.

In May 2008, the FASB ratified FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (“FSP No. APB 14-1”), which requires issuers of convertible debt securities within its scope to separate these securities into a debt component and into an equity component, resulting in the debt component being recorded at fair value without consideration given to the conversion feature. Issuance costs are also allocated between the debt and equity components. FSP No. APB 14-1 will require that convertible debt within its scope reflect an entity’s nonconvertible debt borrowing rate when interest expense is recognized. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. The Company is currently evaluating the potential impact, if any that FSP No. APB 14-1 may have on its consolidated results of operations and financial conditions.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States. SFAS 162 shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The SEC approved the PCAOB amendments to AU Section 411 on September 16, 2008; therefore, SFAS 162 became effective November 15, 2008. The Company’s adoption of SFAS 162 did not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of: 1) How and why an entity uses derivative instruments; 2) How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and 3) How derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated results of operations and financial condition.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 amends Accounting Research Bulleting No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary. SFAS 160 also established accounting and reporting standards for the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

3.	Net Income (Loss) per Share

Basic net income (loss) per share, or EPS, is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed as net income (loss) divided by the weighted average number of common shares and dilutive potential common shares outstanding for the period. Potential common shares include stock options under employee stock option plans, convertible senior subordinated notes and warrants using the treasury stock method. The following table summarizes the computation for basic and diluted income (loss) per share (in thousands, except per share data):

	Year Ended December 31,
	2008	2007	2006

Net income (loss) (Numerator)	$(12,563)	$(44,180)	$37,592

Weighted average shares (Denominator):
Weighted average shares used for basic EPS
Effect of potentially dilutive common shares	33,107	33,107	32,723
Adjusted weighted average shares for diluted EPS	—	—	74

	33,107	33,107	32,797

Basic net income (loss) per share	$(0.38)	$(1.33)	$1.15

Diluted net income (loss) per share	$(0.38)	$(1.33)	$1.15

The following is a summary of potentially dilutive common shares that were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	December 31,
	2008	2007	2006

Options to purchase common stock	2,188	5,350	3,988
Warrants to purchase common stock	2,317	2,317	2,009
Convertible senior subordinated notes	—	2,134	2,134

Total	4,505	9,801	8,131

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Balance Sheet Components

Investment Securities

The following is a summary of available-for-sale investment securities at December 31 (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

2008:
Certificates of deposit	$3,649	$—	$—	$3,649
Common shares	—	273	—	273

	$3,649	$273	$—	$3,922

2007:
Corporate obligations	$6,881	$8	$—	$6,889

Investments at December 31, 2008 include $3.6 million of certificates of deposit with contractual maturities of less than one year.

For the six months ended June 30, 2006, our investment in Celltrion, a company developing and operating a mammalian cell culture biomanufacturing facility in the Republic of Korea, was accounted for under the equity method. At June 30, 2006, our ownership interest in Celltrion was 8%. During June and December 2006, we received gross proceeds of $130.3 million from the sale of substantially all of our Celltrion common stock. At December 31, 2007, we held a nominal ownership interest in Celltrion. During 2008, a public market developed for Celltrion common stock in the Republic of Korea. Based on the market price of Celltrion common stock, the value of our Celltrion investment was $0.3 million at December 31, 2008.

Investment income for the years ended December 31, 2008, 2007 and 2006 of $1.8 million, $4.7 million and $2.2 million, respectively, includes interest income and amortization and accretion of discounts and premiums, as well as realized gains and losses. No significant gross gains or losses were realized upon the sale of investment securities during the three years ended December 31, 2008.

Assets held for sale

The Company has committed to a plan to sell the equipment and leasehold improvements related to its California manufacturing facility. These assets have met the criteria for, and have been classified as “held for sale” in accordance with SFAS 144.

Based on the lack of success in finding a buyer for its facility and expectation of need to dismantle to sell, the Company performed an impairment assessment of the facility during the year ended December 31, 2008. At December 31, 2008, the Company estimated that the fair market values of these assets were less than the carrying values of these assets by $8.8 million, which was recorded as an impairment of assets held for sale in the statement of operations for the year ended December 31, 2008. The impairment includes all leasehold improvements relating to the facility of $6.5 million, as these items will have no future economic benefit. The Company used the market approach to determine fair market value of its assets held for sale. Assets held for sale at December 31, 2008 of $0.8 million consist primarily of equipment, furniture and fixtures.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

The following is a summary of property and equipment (in thousands):

	December 31,
	2008	2007

Equipment, furniture and fixtures	$—	$3,656
Leasehold improvements	—	6,682
Software	—	468

Total	$—	$10,806

Depreciation and amortization expense was $0.6 million, $6.8 million and $6.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. During 2008 the Company committed to a plan to sell the equipment and leasehold improvements related to its California manufacturing facility. These assets met the criteria for, and have been classified as “held for sale” in accordance with SFAS 144.

The Company records impairments of property and equipment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In October 2007, the Company amended its lease agreement and agreed to relinquish occupancy of one of its two buildings subject to the lease, effective March 1, 2008. Accordingly, the useful life of the leasehold improvements in this building was revised to end on that date. Upon completion of an impairment analysis as of December 31, 2007, the Company determined that the estimated future undiscounted cash flows of these leasehold improvements were less than their carrying value. As of December 31, 2007, the Company estimated that the fair market value of these leasehold improvements was less than the carrying value by $0.4 million, which was recorded as an impairment of property and equipment in the statement of operations for the year ended December 31, 2007. Because these assets will be abandoned upon vacating the building in February 2008, the fair market value of these assets as of December 31, 2007 was estimated based on the depreciation of these assets for the remaining two months of their useful lives.

The November 2007 announcement of a proposed merger with Raven acted as a trigger for an assessment of an impairment of the Company’s equipment, software and leasehold improvements related to its California manufacturing facility, and based upon the impairment test performed, the Company noted a decrease in its estimated future undiscounted cash flows to below the carrying value of these assets. At December 31, 2007, the Company estimated that the fair market values of these assets were less than the carrying values of these assets by $10.3 million, which was recorded as an impairment of property and equipment in the statement of operations for the year ended December 31, 2007. The Company estimated the fair market value of these assets based on estimated realizable value upon sale of the facility determined by discussions with sales agents and efforts to date in the marketing of the facility; discussions with resellers relating to the manufacturing equipment.

Restricted Cash

At December 31, 2008 and 2007, VaxGen had restricted cash of $1.6 million, as compensating balances to support outstanding letters of credit. The letters of credit relate to the Company’s facilities leases and are renewed annually.

Other Non-current Assets

At December 31, 2008, other assets included $0.4 million for a long-term prepaid commission expense.

At December 31, 2007, other assets included $1.9 million primarily for professional fees associated with the proposed merger with Raven. These assets were expensed in 2008 when the merger agreement was

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terminated. At December 31, 2007, other assets also included $1.3 million loaned to Raven under a bridge loan agreement, or Bridge Loan. The Bridge Loan was fully repaid in 2008.

Accrued and Other Current Liabilities

The Company’s accrued and other current liabilities consist of the following (in thousands):

	December 31,
	2008	2007

Employee benefits and severance	$154	$1,398
Income taxes	—	60
Legal and professional fees	167	141
Interest on convertible notes	—	433
Deferred rent	318	94
Other	67	200

Total accrued and other current liabilities	$706	$2,326

Restructurings

In January 2007, the Company restructured operations to significantly reduce operating costs and announced it was actively pursuing avenues to enhance stockholder value through a strategic transaction and/or the sale of its assets. The Company incurred restructuring costs associated with this plan of $2.6 million for employee termination benefits, $0.1 million related to the acceleration of stock options and $1.0 million of costs associated with the consolidation of its facilities in California. The majority of these costs were recovered from the U.S. government as part of the April 2007 settlement agreement. In May and September 2007, the Company further reduced its workforce to decrease operating costs. Restructuring costs of $1.7 million relating to the May and September 2007 workforce reductions included employee termination and benefit costs. Severance, benefit and other costs associated with restructuring activities were recorded in accordance with FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”).

In April 2008, the Company announced that it was restructuring to reduce operating expenses following the termination of the proposed merger with Raven by decreasing its workforce of twenty-two employees by approximately 75 percent. During August 2008, the Company further reduced its workforce by 25 percent. The Company incurred restructuring costs of approximately $1.3 million for one-time termination costs during 2008. As part of restructuring, the vesting of stock options held by the former Vice President, Corporate and Business Development and former Chief Financial Officer were accelerated. This resulted in the Company recording an additional $1.1 million of stock based compensation in general and administrative expense during 2008.

All restructuring costs were paid by December 31, 2008 as follows (in thousands):

		Consolidation of
		Excess
	Workforce	Facilities and
	Reduction	Other	Total

Restructuring Costs
Costs incurred in 2007	$4,368	$1,006	$5,374
Amounts paid in 2007	(4,068)	(1,006)	(5,074)

Balance accrued as of December 31, 2007	300	—	300
Costs incurred in 2008	1,314	—	1,314
Amounts paid in 2008	(1,614)	—	(1,614)

Balance accrued as of December 31, 2008	$—	$—	$—

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accumulated Other Comprehensive Income

Comprehensive income (loss) combines net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents unrealized gains or losses on investment securities that are reported as a component of stockholders’ equity in the consolidated balance sheet.

5.	Sale of Anthrax Program

On May 2, 2008, the Company completed the sale of all assets and rights related to its recombinant protective antigen (rPA) anthrax vaccine product candidate and related technology to Emergent BioSolutions, Inc., or Emergent. Under the terms of the transaction, Emergent paid VaxGen $2.0 million upon execution of the definitive agreement, an additional $1.0 million milestone payment during the third quarter of 2008, and may be obligated to pay VaxGen up to an additional $7.0 million in milestone payments, plus specified percentages of future net sales for 12.5 years beginning from the first commercial sale. The Company recorded $3.0 million as other income during the year ended December 31, 2008 for the sale of the Anthrax Program.

6.	Contracts

In September 2002, the Company was awarded a cost-plus contract from the National Institute of Allergy and Infectious Diseases, or NIAID, or 2002 Anthrax Contract, to develop rPA102, a recombinant Protective Antigen anthrax vaccine, and to create a feasibility plan for how the Company would manufacture an emergency stockpile of 25 million doses of the vaccine. Under the 2002 Anthrax Contract, $20.9 million was awarded to develop the vaccine candidate initially developed by U.S. Army Medical Research Institute of Infectious Diseases, which combines the safety benefits of a vaccine made through modern recombinant technology with the ability to stimulate immunity to anthrax Protective Antigen.

In September 2003, the Company was awarded a second contract from NIAID valued at $80.3 million, or 2003 Anthrax Contract, for the advanced development of the Company’s anthrax vaccine candidate, together with the 2002 Anthrax Contract referred to as the Anthrax Contracts. The 2003 Anthrax Contract was intended to fund development through manufacturing scale-up and completion of two Phase 2 clinical studies, which would support the filing of a Biologics License Application with the U.S. Food and Drug Administration, or FDA. In December 2004, NIAID notified the Company of its intent to terminate, for its convenience, a portion of the 2003 Anthrax Contract and redirect the funds earmarked for the terminated portion into other contract milestones, leaving the total contract value unchanged.

In November 2004, the Office of Public Health Emergency and Preparedness awarded the Company a contract valued at $877.5 million to provide 75 million doses of rPA102 to the SNS for civilian defense, or SNS Contract. The Company was entitled to recover only a portion of the development costs associated with this work from the Anthrax Contracts. In May 2006, the Company received a unilateral contract modification from the U.S. Department of Health and Human Services, or HHS, related to the SNS Contract. In November 2006, VaxGen received a clinical hold notification from the FDA that postponed the initiation of the second Phase 2 trial for rPA102.

In December 2006, HHS terminated for default the SNS Contract. HHS based the decision on its determination that VaxGen “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required VaxGen to initiate a clinical trial of the vaccine candidate by December 18, 2006.

In April 2007, the Company entered into a settlement agreement with HHS. In accordance with the agreement, the parties terminated the remaining cost-plus contract related to the development and delivery of a next-generation anthrax vaccine through a separate contract modification. As part of the settlement agreement, NIAID paid the Company $11.0 million. The settlement agreement also released both parties of all liabilities associated with the Company’s three anthrax government contracts: the 2002 Anthrax Contract, the 2003

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Anthrax Contract and the SNS Contract. As part of the settlement agreement, the parties converted the termination of the SNS Contract to a termination for convenience and also terminated the 2003 Anthrax Contract under a bilateral contract modification for the convenience of the government on a no-cost basis, effective April 3, 2007.

In June 2007, the Company and the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, terminated by mutual consent their agreement to co-develop a next-generation, attenuated smallpox vaccine, LC16m8, for use in the United States and elsewhere. Under the terms of the termination agreement, VaxGen transferred to Kaketsuken or its designee all reports, data and materials and all intellectual property rights that relate to conducting non-clinical and clinical development.

7.	Convertible Senior Subordinated Notes

In April 2005, the Company raised aggregate net proceeds of $29.7 million through a private placement of $31.5 million of Notes, due April 1, 2010. The Notes had the following terms:

•	semi-annual payments of interest in cash at a rate of 5 1/2%, due April 1 and October 1;

•	convert, at the option of the holder, into the Company’s common stock at an initial conversion price of $14.76 per share subject to adjustment;

•	provisional redemption at the Company’s option for a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, plus an interest make-whole payment, under certain circumstances, including among others, that the closing price of the Company’s common stock has exceeded $22.14 per share, subject to adjustment, for at least 20 trading days within a period of 30 consecutive trading days;

•	constitute the Company’s senior subordinated obligations; and

•	if a change in control occurs, as defined in the indenture, on or prior to the stated maturity of the Notes, under certain circumstances the holders of the Notes may require the Company to repurchase the Notes and pay a make-whole premium to the holders of the Notes. If the stock price on the effective date of redemption is less than $12.30 per share, no make-whole premium will be paid. If the holders request such a repurchase, the Company or the successor entity, may choose to pay in cash, common stock or a combination of cash and common stock. This feature constitutes a put-option derivative liability.

The Company initially valued the derivative liability associated with the Notes at $1.8 million. This amount was accounted for as a reduction in the initial carrying value of the Notes and an increase to current liabilities. This discount to the Notes was being accreted over five years using the effective interest method. Interest expense for the years ended December 31, 2008, 2007 and 2006 reflects non-cash accretion charges of $0.2 million, $0.4 million and $0.4 million, respectively, related to this discount. For the years ended December 31, 2008, 2007 and 2006, valuation adjustments expense (income) of ($3.5) million, ($4.7) million and $5.3 million, respectively, represented the increase (decrease) in the fair value of the derivative liability.

The Company incurred financing expenses associated with the Notes of $1.8 million. This amount was accounted for as an increase to non-current other assets. The financing expenses were being amortized over five years using the straight-line method. Interest expense for the years ended December 31, 2008, 2007 and 2006 reflects non-cash amortization charges related to these expenses of $0.2 million, $0.3 million, and $0.3 million, respectively.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest expense on the Notes for the years ended December 31, 2008, 2007 and 2006 was $1.0 million, $1.7 million and $1.7 million, respectively.

During 2008, the Company repurchased the entire $31.5 million of the Notes for $25.4 million resulting in a net gain of $4.9 million, net of $0.6 million of unamortized discount and $0.6 million of deferred financing costs.

Valuation of Notes and Note Derivatives

The Notes and related derivatives have been valued using the Monte Carlo fair value methodology. The Company completed the valuation of the put option upon a change in control. The Monte Carlo fair value methodology allows flexibility in incorporating various assumptions such as probabilities of a change in control. The valuations are based on the information available as of the various valuation dates.

The inputs for valuation analysis include the market value of the Company’s common stock, the estimated volatility of the Company’s common stock, the Company’s market capitalization, the conversion rate of the Notes, the risk-free interest rate as well as the credit spread, which represents the Company’s risk premium over the risk-free interest rate.

The key inputs for the valuation analysis were as follows:

	December 31,	December 31,
	2007	2006

Volatility	109%	91%
Risk free interest rate	3.1%	4.7%
Credit spread	22.9%	20.3%
Probability of change in control	40%	95%

The derivative liability was reduced to zero at December 31, 2008 resulting from the repurchase of the entire outstanding $31.5 million of Convertible Notes.

8.	Celltrion

In June 2005, Celltrion entered into several agreements to manufacture biologic products being developed by Bristol-Myers Squibb Company, or BMS. VaxGen and Celltrion entered into a Technical Support and Services Sub-Agreement, or Sub-Agreement, effective in June 2005. The Sub-Agreement provides for VaxGen to assist Celltrion with services required under Celltrion’s agreement with BMS. Under the Sub-Agreement, VaxGen was paid for out-of-pocket expenses and services rendered. VaxGen recognized $1.6 million of related-party revenue under this agreement during the year ended December 31, 2006. VaxGen recognized $0.9 million of services revenue under this agreement during the year ended December 31, 2007, as Celltrion is no longer considered to be a related party due to the sale of substantially all of the Company’s investment in Celltrion in 2006.

During the year ended December 31, 2006 (while Celltrion was accounted for under the equity method) and as a result of Celltrion’s equity transactions, VaxGen’s ownership interest in Celltrion was decreased to 8%; however, VaxGen’s net equity in Celltrion increased by $5.2 million. Because Celltrion was not yet an operating company, this increase was reflected as an equity transaction included in effect of affiliate equity transactions in the consolidated statements of stockholders’ equity for the year ended December 31, 2006.

During the year ended December 31, 2006, VaxGen received gross proceeds of $130.3 million from the sale of substantially all of its remaining Celltrion common stock to Nexol and affiliates of Nexol. The Company’s basis in the shares sold in 2006 was $19.0 million. The Company incurred $7.3 million in fees and related expenses associated with the sale of this stock, of which $2.4 million due to a financial advisor was unpaid as of December 31, 2006. As a result, VaxGen was no longer entitled to hold two seats on Celltrion’s

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

board of directors or appoint a Representative Director. Accordingly, VaxGen no longer had the ability to exercise significant influence over operating and financial policies of Celltrion, and as of July 1, 2006, VaxGen accounted for its investment in Celltrion under the cost method. In September 2006, the Revised JVA was terminated and the Korean Investors entered into a Celltrion shareholders’ agreement. In November 2006, Celltrion’s stockholders approved the appointment of their non-VaxGen Co-CEO as the sole CEO of Celltrion. At December 31, 2007, VaxGen held a nominal ownership interest in Celltrion.

In February 2006, Celltrion and VaxGen entered into an agreement whereby Celltrion agreed to use its best efforts to timely prepare annual and quarterly financial statements in accordance with U.S. GAAP. Under the agreement, VaxGen agreed to reimburse Celltrion for all invoiced costs of the independent accountants relating to the preparation of U.S. GAAP financial statements as well as all invoiced costs of audits and reviews performed by another independent registered public accounting firm. In addition, VaxGen compensated Celltrion for the cost of internal resources utilized in support of these activities at a rate of 190% of the employee’s hourly wage; such internal costs not to exceed the U.S. dollar equivalent of 300 million Korean Won (equivalent to $0.3 million at the exchange rate on February 28, 2006) per year and subject to VaxGen’s approval. During the years ended December 31, 2007 and 2006, VaxGen incurred expenses of $1.2 million and $2.6 million, respectively, for internal and external fees and services relating to the preparation, review and audit of Celltrion financial statements in accordance with U.S. GAAP. No expenses were incurred during the year ended December 31, 2008 since Celltrion is no longer a related party.

Summarized selected financial information of Celltrion (VaxGen’s equity investee between January 1, 2006 and June 30, 2006) is as follows (in thousands):

Six Months
Ended
June 30, 2006

Operating expenses	$22,953

Loss from operations	(22,953)
Other expense	(2,825)

Net loss	$(25,778)

9.	Stock Offerings

VaxGen completed the following private placement of common stock during the three years ended December 31, 2008:

	Sales Price	Closing Price
Date	per Share	per Share	Shares	Net Proceeds
				(In thousands)

February 10, 2006	$7.70	$9.20	3,500,000	$25,226

Financing costs associated with the private placement were $1.7 million. In connection with the financing, VaxGen issued to the accredited institutional investors five-year warrants initially exercisable to purchase 698,637 shares of common stock at an exercise price of $9.24 per share. Because VaxGen did not file all of its delinquent periodic reports with the SEC by January 31, 2007, the warrants became exercisable for an additional 698,630 shares of common stock, at a price of $9.24 per share.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Employee Benefit Plans

401(k) Plan

At the beginning of 2008 the Company had a 401(k) Retirement Plan, as amended, or 401(k) Plan, which covered substantially all full-time employees of VaxGen. Under the 401(k) Plan, VaxGen matched a portion of employee contributions with Company common stock or cash. In July 2008 the Company terminated the 401(k) Plan. In 2008, 2007 and 2006, VaxGen matched employee contributions under the 401(k) Plan with cash and recorded expense related to 401(k) matching of $48,000, $0.3 million and $0.8 million, respectively. In July 2008, the Company terminated the 401(k) Plan.

11.	Stock Options and Warrants

(a)	Stock Options

1996 Stock Option Plan

The 1996 Stock Option Plan, or Plan, initially had 4,750,000 shares of common stock authorized for issuance and a provision that automatically increased this number by 3.5% of the issued and outstanding common stock on the last trading day of the December immediately preceding each fiscal year through January 2007. Options granted under the Plan may be designated as qualified or nonqualified at the discretion of the compensation committee of the board of directors. Generally, shares issuable upon exercise of options vest ratably over four years, beginning one year from the date of grant; however, options can vest upon grant. All options expire no later than 10 years from the date of grant. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant and nonqualified stock options are exercisable at prices determined at the discretion of the board of directors, but not less than 85% of the fair market value of the stock at the date of grant.

1998 Director Stock Option Plan

The 1998 Director Stock Option Plan, or Director Plan, for non-employee directors has 300,000 shares of common stock authorized for issuance. Under the Director Plan, new non-employee directors will receive an initial option grant to acquire 20,000 shares at the fair market value of VaxGen’s common stock on the grant date. Initial option grants shall vest over three years, beginning one year from the date of grant, subject to certain meeting attendance requirements. In addition, non-employee directors who have served on the board of directors for at least six months shall receive annual option grants of 10,000 shares on the date of each annual stockholders’ meeting. The exercise price of each annual option grant under the Director Plan is to be the fair market value of VaxGen’s common stock on the grant date. Each annual option grant fully vests on the grant date. All options expire no later than 10 years from the date of grant. The Company suspended the grant of any options to non-employee directors of the Company under the Director Plan in 2005.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of VaxGen’s stock option activity (including the inducement stock options) and related information for the years ended December 31:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding at January 1, 2006	4,483,557	$10.64
Options granted	175,000	6.44
Options exercised	—	—
Options cancelled/forfeited/expired	(217,132)	10.80

Outstanding at December 31, 2006	4,441,425	$10.47
Options granted	2,033,675	2.22
Options exercised	—	—
Options cancelled/forfeited/expired	(1,125,132)	8.23

Outstanding at December 31, 2007	5,349,968	$7.80
Options granted	95,000	0.68
Options exercised	—	—
Options cancelled/forfeited/expired	(3,256,785)	7.12

Outstanding at December 31, 2008	2,188,183	$8.52

Exercisable at December 31, 2008	1,845,365	$9.76

The following table summarizes information about VaxGen’s stock options granted during the years ended December 31:

	2008		2007		2006
	Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
	Average	Average	Average	Average	Average	Average
	Fair	Exercise	Fair	Exercise	Fair	Exercise
Exercise Price on grant date	Value	Price	Value	Price	Value	Price

Equals market price	$0.55	$0.68	$1.67	$2.22	$5.13	$6.44
Is below market price	—	—	—	—	—	—

Detailed information on VaxGen’s options outstanding at December 31, 2008 by price range is set forth below:

	Options Outstanding			Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
	Number of	Term	Exercise	Number of	Exercise
Range of Exercise Price	Shares	(Years)	Price	Shares	Price

$0.6800 to $0.6800	95,000	9.44	$0.68	11,874	$0.68
$0.6801 to $2.2300	622,500	8.12	2.23	362,808	2.23
$2.2301 to $5.7400	420,746	2.23	5.37	420,746	5.37
$5.7401 to $13.5000	383,966	1.21	9.97	383,966	9.97
$13.5001 to $14.6300	31,566	2.60	14.30	31,566	14.30
$14.6301 to $25.1300	634,405	2.26	16.78	634,405	16.78

$0.6800 to $25.1300	2,188,183	4.05	$8.52	1,845,365	$9.76

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value of outstanding options and exercisable options was zero at December 31, 2008 because none of the options were in-the-money. The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s closing stock price on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based upon the fair market value of the Company’s common stock. As of December 31, 2008, exercisable options had a remaining weighted average contractual life of 3.3 years. As of December 31, 2008, there was approximately $0.7 million of total unrecognized stock-based compensation before estimated forfeitures related to unvested arrangements granted under the Company’s equity-based incentive plans. As of that date, this cost was expected to be recognized over a weighted average period of 2.4 years. The total intrinsic value of options exercised was zero during the three years ended December 31, 2008 determined as of the date of exercise. The total fair value of shares vested during the year ended December 31, 2008 was $1.7 million.

Non-cash Compensation Expense

Non-cash compensation expense for the years ended December 31, 2008, 2007 and 2006 was $1.5 million, $2.2 million and $2.9 million, respectively. Such expense was primarily related to fair-value compensation related to stock options and compensation related to the extension of the exercise period of terminated employees’ vested options due to the lack of current financial statements and failure to file periodic reports. In 2005, the board of directors authorized a modification to options held by employees who left the Company such that the ability to exercise their options was extended from 90 days following termination to 90 days following listing on a national securities exchange or the date on which the Company is able to issue new registered shares of common stock. In February 2006, in connection with the adoption by the Internal Revenue Service of certain provisions of Section 409(A) of the Code related to deferred compensation, upon the agreement of affected stock option holders, the Company further modified the period of exercisability from 90 days following listing on a national securities exchange to 30 days following listing on a national securities exchange or the date on which the Company is able to issue new registered shares of common stock. The Company issues new shares upon the exercise of options. The Company recorded a non-cash expense for these modifications of $0.2 million and $0.5 million during the years ended December 31, 2007 and 2006, respectively. The charge related to modifications for the year ended December 31, 2008 was immaterial.

(b)	Impact of Adoption of FAS 123R

In January 2006, the Company adopted the fair value recognition provisions of FAS 123R, which requires the recognition of the fair value of stock-based compensation expense for all stock-based payment awards, including grants of stock options, made to the Company’s employees and directors. Under the fair value recognition provisions of FAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the awards ultimately expected to vest and is recognized as expense ratably over the requisite service period of the award. The Company uses the Black-Scholes valuation model to estimate the fair value of its stock-based awards utilizing various assumptions with respect to stock price volatility, forfeiture rates and expected life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The Company uses various subjective assumptions, including the following:

•	Expected Volatility: The expected stock price volatility is based upon the Company’s historical volatility. The Company believes this method of computing volatility is more reflective and a better indicator of the expected future volatility, than using an average of a comparable market index or of a comparable company in the same industry.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Expected Average Life: The expected average life of the ten-year contractual term options granted in 2008 of 6.0 years is based upon application of the simplified method as promulgated in SEC Staff Accounting Bulletin No. 107 and No. 110.

•	Risk-Free Interest Rate: The risk-free rate for the expected term of stock options is based upon the rates for U.S. Treasury Bonds with terms equal to the options’ expected term in effect at the time of grant.

•	Expected Dividend: The Company has not paid and does not anticipate paying any dividends in the near future.

•	Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures of vested stock options.

The Company used the following assumptions for the year ended December 31:

	2008	2007	2006

Risk-free interest rate	2.8%	4.7 - 4.8%	4.5 - 4.9%
Expected average life	6.0 years	5.8 years	6.1 years
Volatility	102%	99 - 103%	94 - 100%

During periods following the adoption of FAS 123R, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of December 31, 2005, using the fair value method required for pro forma disclosure under FAS 123 in effect for expense recognition purposes, adjusted for estimated forfeitures. The adoption of FAS 123R had no effect on the Company’s statement of cash flows.

The impact on consolidated results of operations of recording stock-based compensation was as follows (in thousands, except per share data):

	Year Ended December 31,
	2008	2007	2006

Research and development	$42	$991	$1,883
General and administrative	1,436	1,161	1,007

Effect on net income	$(1,478)	$(2,152)	$(2,890)

Effect on net income per share, basic	$(0.04)	$(0.06)	$(0.09)
Effect on net income per share, diluted	$(0.04)	$(0.06)	$(0.09)

(c)	Common Stock Warrants

In connection with the February 2006 common stock financing, the Company issued to the accredited institutional investors five-year warrants initially exercisable to purchase 698,637 shares of common stock at an exercise price of $9.24 per share. Because the Company did not file all of its delinquent periodic reports with the SEC by January 31, 2007, the warrants became exercisable for an additional 698,630 shares of common stock, at a price of $9.24 per share.

On September 21, 2004, the Company completed transactions in which warrants that were issued in 2001 in connection with its Series A Preferred Stock financing, or Series A Warrants, were surrendered in exchange for two new series of warrants, or Exchange Warrants. The Company issued to the holders of the Series A Warrants, Exchange Warrants to purchase a total of 1,146,388 shares of common stock, exercisable until September 21, 2005, at an exercise price of $0.01 per share, or $0.01 Warrants, and Exchange Warrants to purchase a total of 655,078 shares of common stock, exercisable until September 21, 2007, at an exercise price of $16.00 per share, or $16.00 Warrants. In connection with the exchange, the agreements governing the Series A Warrants were terminated. In 2004, 716,494 shares of common stock were issued upon the exercise

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of some of the $0.01 Warrants. In January 2005, 429,640 shares of common stock were issued as a result of the net exercise of the remaining $0.01 Warrants. In December 2006, the Company entered into an addendum, or Addendum, with the holders of the $16.00 Warrants under which the term of these warrants was extended by three additional years. The $16.00 Warrants, as amended, will expire September 21, 2010 instead of September 21, 2007. No other terms of the $16.00 Warrants were amended. In connection with entering into the Addendum, the Company received releases from the holders of the $16.00 Warrants regarding potential claims related to these warrants.

The following common stock warrants were outstanding at December 31, 2008:

	Exercise
	Price per
Issue Date	Share	Term	Shares
		(In Years)

February 2006	$9.24	5	1,397,267
Exchange Warrants, September 2004, as amended in December 2006	16.00	6	655,078
May 1999	7.00	10	140,000
January 1999	13.00	10	79,462
January 2000	11.50	10	27,196
2001	20.25	10	18,000

Weighted average/Total	11.25		2,317,003

12.	Income Taxes

Based on the weight of available evidence, including cumulative losses since inception and expected future losses, the Company has determined that it is more likely than not that the deferred tax asset amount will not be realized and, therefore, a valuation allowance has been provided on net deferred tax assets.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, which requires that the Company recognize the financial statement effects of a tax position when it becomes more likely than not, based upon the technical merits, that the position will be sustained upon examination. The gross amount of unrecognized tax benefits as of December 31, 2007 was $2.7 million. As a result of the change on the measurement of the tax position, the unrecognized tax benefits decreased to $1.9 million in 2008, which if realized, $0.7 million will affect the effective tax rate and $1.2 million will not due to valuation allowance.

The following table reflects the changes in the gross unrecognized tax benefits during the years ended December 31, 2008 and 2007 (in thousands):

	2008	2007

Unrecognized tax benefits balance at January 1	$2,702	$1,210
Gross increase for tax positions of prior years	—	1,492
Gross decrease for tax positions of prior years	(836)	—

Unrecognized tax benefits balance at December 31	$1,866	$2,702

The Company does not expect any material changes in the next 12 months in unrecognized tax benefits. The Company recognizes interest and/or penalties related to uncertain tax positions. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected in the period that such determination is made. The amount of interest and penalties accrued for FIN 48 as interest

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense, as of December 31, 2008 and 2007, was $0.5 million and zero, respectively, which is consistent with the Company’s policy.

Under the provisions of Section 382 and 383 of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards and research and development credits that can be utilized in the future to offset taxable income.

The Company files U.S. federal and California state tax returns. The Company is currently not subject to any income tax examinations. All prior years remain open for examination.

At December 31, 2008, VaxGen had U.S. federal and California net operating loss carryforwards of $168.5 million and $166.5 million, respectively. Of the deferred net operating loss carryforwards, $4.2 million would be recognized directly to additional paid in capital when realized because they relate to expenses generated from stock option awards. The U.S. federal net operating loss carryforwards expire between 2019 and 2028 and the California net operating loss carryforwards expire between 2019 and 2020. Additionally, VaxGen has federal research credits of $4.6 million which expire between 2016 and 2026 and $4.6 million for California state tax which does not expire.

The tax provision is composed as follows (in thousands):

	December 31,
	2008	2007

Current tax expense:
Federal	$(40)	$—
State	—	—

Total current tax expense	(40)	—

Deferred tax expense
Federal	(4,255)	(16,801)
State	(911)	(1,481)
Change in valuation allowance	5,166	18,282

Total deferred tax expense	—	—
Net tax expense (benefit)	$(40)	$—

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets are as follows (in thousands):

	December 31,
	2008	2007

Deferred tax assets:
Net operating loss carryforwards	$62,796	$59,600
Research and other credit carryforwards	8,074	7,673
Deferred research expenses	1,969	2,356
Depreciation	6,570	4,693
Accrued liabilities	1,588	1,419
Other	3,524	3,614

Total gross deferred tax assets	84,521	79,355
Less: Valuation allowance	(84,521)	(79,355)

Net deferred tax assets	$—	$—

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The differences between the U.S. statutory tax rate and the Company’s effective tax rate are as follows:

	Year Ended December 31,
	2008	2007	2006

Statutory rate	34.0%	34.0%	34.0%
State taxes	5.7%	3.4%	5.8%
Gain on sale of investment	—	—	(10.3)%
Equity in loss of affiliate	—	—	4.6%
Other	1.6%	—0.6%	0.8%
Change in valuation allowance	(41.0)%	(36.8)%	(31.8)%

Effective tax rate	0.3%	0.0%	3.1%

13.	Commitments and Contingencies

Leases

VaxGen leases office facilities under a non-cancelable operating lease in South San Francisco, California, which expires in 2016.

In April 2005, VaxGen entered into an amended lease agreement, or Lease Amendment I, to replace two previous leases, including a lease for 20,000 square feet of laboratories and office space and a sublease for 50,000 square feet of manufacturing, laboratories and office space. It also provides an additional 35,000 square feet of new space. Lease Amendment I secured space to support the production of its recombinant anthrax vaccine candidate as well as its other programs. Lease Amendment I terminates in December 2016; however, VaxGen has options to renew the lease for two additional five-year periods. In connection with Lease Amendment I, an amended letter of credit in the amount of $2.4 million was issued to the lessor. The amended letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. In addition, under Lease Amendment I the Company received $2.2 million in reimbursements for the costs of certain tenant improvements.

In October 2007, the Company again amended its lease agreement, or Lease Amendment II. Lease Amendment II calls for the Company to relinquish occupancy of one of its two buildings subject to the lease, effective March 1, 2008. The Company paid a surrender fee to the landlord of $0.1 million. Under Lease Amendment II, the amount of the $2.4 million letter of credit delivered by the Company in favor of the landlord was reduced by $1.0 million, with further reductions over the remaining term of the lease upon the achievement of financial benchmarks by the Company. The certificate of deposit which collateralizes this reduced letter of credit is included in restricted cash in the consolidated balance sheet as of December 31, 2008.

VaxGen also has a lease for 6,000 square feet of warehouse and office space in South San Francisco, which expires on September 30, 2011. In addition, VaxGen has several operating leases for office equipment.

Future minimum annual payments under all non-cancelable operating leases as of December 31, 2008 are as follows (in thousands):

2009	$2,368
2010	2,474
2011	2,367
2012	2,432
2013	2,505
2014 and beyond	7,977

Total	$20,123

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rent expense for the years ended December 31, 2008, 2007 and 2006 was $2.3 million, $3.3 million and $4.3 million, respectively. The Company recognizes rent expense on a straight-line basis over the expected lease term.

Included in deferred rent and other liabilities at December 31, 2008 and 2007 is $4.1 million and $4.2 million of deferred rent associated with Lease Amendment I and II. As a result of the timing of cash flows under the amended lease, this balance will be amortized through 2016.

Contingencies

If the Company’s chief executive officer’s employment with the Company is terminated without cause, or the executive resigns due to good reasons, as defined in his employment agreement, the executive would be entitled to receive as severance 99% of 12 months of their base salary and all of his outstanding unvested stock options would be accelerated and become immediately exercisable. If this occurs within 13 months of a change of control, as defined in the agreement, the executive will also be eligible to receive a bonus payment equal to up to 30 percent of his salary on a prorated basis. Currently, the aggregate salary and bonus obligations under these circumstances would be $0.3 million.

The Company is also subject to a wide variety of laws and regulations. Certain claims, suits and complaints in the ordinary course of business are pending or may arise. While there can be no assurance as to the ultimate outcome of any litigation involving the Company, the Company does not believe any pending legal proceeding will result in a judgment or settlement that would have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

See Note 16 for discussion of pending litigation related to the lease.

14.	Fair Value Measurements

The Company’s cash equivalents and investments are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices in active markets, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include common shares and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy.

The types of instruments valued based on other observable inputs include certificates of deposit and commercial paper. Such instruments are generally classified within Level 2 of the fair value hierarchy.

The Company valued certain embedded features issued in connection with the financing of the Convertible Notes in 2005 as a derivative liability. The Company estimated the fair value of the derivative liability each quarter using the Monte Carlo Simulation methodology. This methodology allows flexibility in incorporating various assumptions such as probabilities of certain triggering events. The valuations are based on the information available as of the various valuation dates. Factors affecting the amount of this liability include the market value of our common stock, the estimated volatility of our common stock, our market capitalization, the risk-free interest rate and other assumptions such as the probability of a change in control event. Of these valuation parameters, management’s assessment of the probability of a change in control is the most subjective and also has the greatest influence on fair value. Changes in value are recorded as non-cash valuation adjustments within other income (expense) in our consolidated statements of operations. Prior to the repurchase of the Convertible Notes in 2008 and the corresponding elimination of the derivative liability, the derivative was classified within level 3 of the fair value hierarchy.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As December 31, 2008, the fair value hierarchy of the Company’s marketable securities and derivative liability at fair value in connection with the adoption of SFAS 157 are summarized below (in thousands):

	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$34,504	$—	$—	$34,504
Investment securities:
Certificates of deposit		3,649		3,649
Common shares	273			273
Restricted cash:
Certificates of deposit		1,556		1,556

Total financial assets	$34,777	$5,205	$—	$39,982

The following table provides a summary of changes in fair value of the Company’s Level 3 financial liabilities as of December 31, 2008 (in thousands):

Derivative Liability

Balance as of 12/31/07	$3,500
Valuation adjustment	(3,500)

Balance as of 12/31/08	$—

15.	Quarterly Financial Data (Unaudited)

The tables below present selected quarterly financial data (in thousands, except per share amounts).

	Year Ended December 31, 2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net revenue	$278	$15	$—	$—
Total operating expenses	(6,787)	(13,028)	(2,275)	(2,159)
Other income (expense), net	(962)	2,589	7,791	1,935
Income taxes	—	—	—	(40)
Net income (loss)	(7,471)	(10,424)	5,516	(184)
Net income (loss) per share:
Basic	$(0.23)	$(0.31)	$0.17	$(0.01)

Diluted	$(0.23)	$(0.31)	$(0.03)	$(0.07)

Weighted average shares used in computing per share calculations:
Basic	33,107	33,107	33,107	33,107

Diluted	33,107	33,107	33,831	33,232

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net revenue	$4,184	$198	$416	$213
Total operating expenses	(17,383)	(10,198)	(10,620)	(17,944)
Other income, net	3,460	1,879	350	1,265
Net loss	(9,739)	(8,121)	(9,854)	(16,466)
Net loss per share:
Basic	$(0.29)	$(0.25)	$(0.30)	$(0.50)

Diluted	$(0.29)	$(0.25)	$(0.30)	$(0.50)

Weighted average shares used in computing per share calculations:
Basic and diluted	33,107	33,107	33,107	33,107

16.	Subsequent Events

In February 2009, a lawsuit was filed against the Company by plaintiffs, Oyster Point Tech Center, LLC. The plaintiffs generally allege that the Company defaulted on the lease on the 349 Oyster Point, South San Francisco facility. The complaint seeks possession of the premises and the balance of lease plus unpaid rent and expenses totaling $22.4 million, as well as an award of plaintiffs’ attorneys’ fees and costs.

The Company may incur substantial expenses in defending against such claim, and it is not presently possible to accurately forecast the outcome. The Company does not believe, based on current knowledge, that the foregoing legal proceeding are likely to have a material adverse effect on its financial position, results of operations or cash flows. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability that could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

VaxGen, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	(Unaudited)
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$29,133	$34,618
Investment securities	4,877	3,922
Prepaid expenses and other current assets	622	792
Assets held for sale	441	783

Total current assets	35,073	40,115
Restricted cash	1,400	1,556
Other assets	381	426

Total assets	$36,854	$42,097

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$35	$75
Accrued and other current liabilities	1,024	706

Total current liabilities	1,059	781
Deferred rent and other liabilities	4,827	5,097

Total liabilities	5,886	5,878

Contingencies (Note 11)
Stockholders’ equity:
Common stock	331	331
Additional paid-in capital	303,035	302,856
Accumulated deficit	(272,395)	(267,241)
Accumulated other comprehensive income (loss)	(3)	273

Total stockholders’ equity	30,968	36,219

Total liabilities and stockholders’ equity	$36,854	$42,097

See accompanying notes to condensed consolidated financial statements.

VaxGen, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Unaudited)
	(In thousands, except per share data)

Revenues	$—	$—	$—	$293

Operating expenses:
Research and development	—	—	—	1,387
General and administrative	1,865	1,947	5,484	10,892
Restructuring	—	328	—	1,313
Impairment of assets held for sale	72	—	231	8,498

Total operating expenses	1,937	2,275	5,715	22,090

Loss from operations	(1,937)	(2,275)	(5,715)	(21,797)

Other income (expense)
Interest expense	(11)	(202)	(31)	(1,571)
Interest income	43	334	206	1,582
Realized gain on sale of available for sale investments	—	—	357	—
Valuation adjustments	—	3,567	—	2,612
Gain on convertible debt redemption	—	3,078	—	3,791
Gain on sale of Anthrax Program	—	1,000	—	3,000
Other	4	14	29	4

Total other income, net	36	7,791	561	9,418

Net income (loss)	$(1,901)	$5,516	$(5,154)	$(12,379)

Net income (loss) per share:
Basic	$(0.06)	$0.17	$(0.16)	$(0.37)

Diluted	$(0.06)	$(0.03)	$(0.16)	$(0.37)

Shares used in computing net income (loss) per share:
Basic	33,107	33,107	33,107	33,107

Diluted	33,107	33,831	33,107	33,107

See accompanying notes to condensed consolidated financial statements.

VaxGen, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2009	2008
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(5,154)	$(12,379)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	587
Impairment of assets held for sale	231	8,498
Valuation adjustments	—	(2,612)
Stock-based compensation	179	1,413
Amortization of premiums and discounts on investment securities	—	(170)
Gain on sale of Celltrion common stock	(357)	—
Gain on convertible debt repurchase	—	(3,791)
Loss on sale of assets held for sale	16	—
Non-cash interest expense	—	427
Raven merger costs previously capitalized	—	1,932
Changes in operating assets and liabilities
Receivables	—	199
Prepaid expenses and other current assets	242	442
Accounts payable	(40)	(2,055)
Accrued and other current liabilities	318	(1,769)
Other	(225)	533

Net cash used in operating activities	(4,790)	(8,745)

Cash flows from investing activities:
Proceeds from sale of assets held for sale	23	590
Proceeds from sale and maturity of investment securities	9,486	22,989
Purchase of investment securities	(10,717)	(17,942)
Proceeds from sale of Celltrion common stock	357	—
Loan to Raven biotechnologies, inc	—	(4,668)
Repayment of loan by Raven biotechnologies, inc	—	6,000
Change in restricted cash	156	(6)

Net cash provided by (used in) investing activities	(695)	6,963

Cash flows from financing activities:
Repurchase of senior subordinated convertible notes	—	(18,790)

Net cash used in financing activities	—	(18,790)

Net decrease in cash and cash equivalents	(5,485)	(20,572)
Cash and cash equivalents, beginning of period	34,618	64,726

Cash and cash equivalents, end of period	$29,133	$44,154

See accompanying notes to condensed consolidated financial statements.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements
Unaudited

1.	Organization

Nature of Business Activities

VaxGen, Inc., or VaxGen or the Company, is a biopharmaceutical company based in South San Francisco, California. The Company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. This facility is located within leased premises. The Company has ended all product development activities and sold or otherwise terminated its drug development programs. The Company is seeking to maximize the value of its remaining assets through a strategic transaction or series of strategic transactions.

The Company is considering various strategic transactions to return value to its stockholders. See Note 13, Subsequent Events, regarding the Company’s proposed merger with OXiGENE, Inc. If the Company is unable to complete a strategic transaction, the Company will liquidate. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The unaudited condensed consolidated financial statements of VaxGen and its subsidiaries, collectively referred to as the Company, included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. All intercompany accounts and transactions have been eliminated in consolidation.

Certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of the unaudited condensed consolidated financial information included herein. While VaxGen believes that the disclosures are adequate to make the information not misleading, these unaudited condensed consolidated financial statements should be read in conjunction with VaxGen’s audited financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on March 18, 2009.

The results of operations for the three and nine month periods ended September 30, 2009 are not necessarily indicative of the operating results for the full year. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. While management believes its estimates, judgments and assumptions are reasonable, the inherent nature of estimates is that actual results may likely be different from the estimates made.

The Company has performed an evaluation of subsequent events through November 3, 2009, the date of filing of the Company’s financial statement on Form 10-Q with the U.S. Securities and Exchange Commission.

2.	Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. These accounting policies have not significantly changed.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Recent Accounting Pronouncements

Adopted

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, also known as FASB Accounting Standards Codification (“ASC”) 105-10, “Generally Accepted Accounting Principles” (“ASC 105-10”) (the “Codification”). ASC 105-10 establishes the exclusive authoritative reference for U.S. GAAP for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification will supersede all existing non-SEC accounting and reporting standards. We have included the references to the Codification, as appropriate, in these consolidated financial statements.

Issued but not yet adopted

In October 2009, the FASB issued Accounting Standards Update, 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements — A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company has not determined the impact that this update may have on its financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 (“ASC Update 2009-05”), an update to ASC 820, Fair Value Measurements and Disclosures. This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASC Update 2009-05. ASC Update 2009-05 will become effective for the Company’s annual financial statements for the year ended December 31, 2009. The Company has not determined the impact that this update may have on its financial statements.

In June 2009, the FASB issued guidance related to accounting for transfers of financial assets. This guidance improves the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a continuing interest in transferred financial assets. In addition, this guidance amends various ASC concepts with respect to accounting for transfers and servicing of financial assets and extinguishments of liabilities, including removing the concept of qualified special purpose entities. This guidance must be applied to transfers occurring on or after the effective date. The Company will adopt this guidance in its first annual and interim reporting periods beginning after November 15, 2009. The Company has not determined the impact that this guidance may have on its financial statements.

In June 2009, the FASB issued guidance which amends certain ASC concepts related to consolidation of variable interest entities. Among other accounting and disclosure requirements, this guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. The Company will adopt this guidance in its first annual and interim reporting periods beginning after November 15, 2009. The Company has not determined the impact that this guidance may have on its financial statements.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

3.	Net Income (Loss) per Share

Basic net income (loss) per share is calculated based on net income (loss) and the weighted-average number of shares of common stock outstanding during the reported period. Diluted net loss per share attributed to common shares is computed by dividing the net income (loss) attributable to common shares for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares include incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of convertible debt.

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Numerator:
Net income (loss) attributable to common stockholders	$(1,901)	$5,516	$(5,154)	$(12,379)
Effect of Dilutive Securities:
Interest expense on convertible debt	—	187	—	—
Gain on convertible debt repurchase	—	(3,078)	—	—
Valuation adjustments	—	(3,567)	—	—

Net loss attributable to common stockholders and assumed conversion	$(1,901)	$(942)	$(5,154)	$(12,379)

Denominator:
Weighted-average common shares outstanding — basic	33,107	33,107	33,107	33,107
Dilutive effect of assumed conversion of convertible debt	—	724	—	—

Weighted-average common shares outstanding — diluted	33,107	33,831	33,107	33,107

Basic net income (loss) per share	$(0.06)	$0.17	$(0.16)	$(0.37)

Diluted net loss per share	$(0.06)	$(0.03)	$(0.16)	$(0.37)

The following outstanding options, warrants to purchase common stock and convertible senior subordinate notes were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an antidilutive effect (in thousands):

	September 30,
	2009	2008

Options to purchase common stock	1,802	5,324
Warrants to purchase common stock	2,098	2,317
Convertible senior subordinated notes	—	542

Total	3,900	8,183

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

4.	Comprehensive Income (Loss)

Comprehensive income (loss) combines net loss and other comprehensive income (loss). Other comprehensive income (loss) represents certain amounts that are reported as components of stockholders’ equity in the consolidated balance sheet, including foreign currency translation adjustments and unrealized gains or losses on investment securities. The Company’s comprehensive income (loss) consists of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Net income (loss)	$(1,901)	$5,516	$(5,154)	$(12,379)
Change in unrealized gains/losses on investment securities	(3)	236	(276)	228

Comprehensive income (loss)	$(1,904)	$5,752	$(5,430)	$(12,151)

5.	Investments

The following is a summary of available-for-sale investment securities at September 30, 2009 (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

September 30, 2009
Certificates of deposit	$4,880	$—	$(3)	$4,877

December 31, 2008
Certificates of deposit	$3,649	$—	$—	$3,649
Common shares	—	273	—	273

	$3,649	$273	$—	$3,922

During the first quarter of 2009, the Company sold its remaining investment in Celltrion common stock. This transaction resulted in a realized gain of $357,000.

6.	Assets Held For Sale

The Company has committed to a plan to sell the equipment related to its California manufacturing facility. These assets have met the criteria for, and have been classified as “held for sale” in accordance with ASC Topic 360. The Company uses the market approach to determine fair market value of its assets held for sale.

Based on subsequent impairment assessments of the facility, the Company estimated that the fair market value of the assets were less than the carrying value of the assets by $72,000 as of September 30, 2009 and $159,000 as of June 30, 2009, or $231,000 for the nine-months ended September 30, 2009, which was recorded as an impairment of assets held for sale in the statement of operations for the three and nine months ended September 30, 2009.

Based on the lack of success in finding a buyer for its facility and expectation of need to dismantle to sell, the Company performed an impairment assessment of the facility as of June 30, 2008. At June 30, 2008, the Company estimated that the fair market values of these assets were less than the carrying values of these assets by $8.5 million, which was recorded as an impairment of assets held for sale in the statement of

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

operations for the nine months ended September 30, 2008. The impairment includes all leasehold improvements relating to the facility of approximately $6.5 million, as these items will have no future economic benefit.

Total assets held for sale are as follows (in thousands):

		Fair Value Measurements Using
		Quoted
		Prices in
		Active	Significant
	Nine Months	Markets for	Other	Significant
	Ended	Identical	Observable	Unobservable	Total
	September 30,	Assets	Inputs	Inputs	Gains
Description	2009	(Level 1)	(Level 2)	(Level 3)	(Losses)

Assets held for sale	$441	$—	$—	$441	$(231)

The Company’s measurement of the assets held for sale fair value as of September 30, 2009 incorporated significant unobservable inputs as a result of a lack of any available observable market information to determine the fair value. The Company calculated the fair value of assets held for sale using a market value technique that relies on Level 3 inputs, including quoted prices for similar assets. Based on this analysis, the Company estimated that the fair value of the assets held for sale was $441,000. The Company recorded other-than-temporary impairments of $72,000 and $0.2 million in the income statement for the three and nine month periods ended September 30, 2009 to reflect assets held for sale at fair values.

7.	Accrued and Other Current Liabilities

The Company’s accrued and other current liabilities consist of the following (in thousands):

	September 30,	December 31,
	2009	2008

Employee benefits	$75	$154
Legal and professional fees	543	167
Deferred rent	397	318
Other	9	67

Total accrued and other current liabilities	$1,024	$706

8.	Income Taxes

Based on the weight of available evidence, including cumulative losses since inception and expected future losses, the Company has determined that it is more likely than not that the deferred tax asset amount will not be realized and, therefore, a valuation allowance has been provided on net deferred tax assets. The gross amount of unrecognized tax benefits as of December 31, 2008 was $1.9 million, which if realized, $0.7 million will affect the effective tax rate and $1.2 million will not, due to the valuation allowance provided on deferred tax assets.

The Company recognizes interest and/or penalties related to uncertain tax positions. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected in the period that such determination is made. The amount of interest and penalties accrued for and included in other long-term liabilities as of September 30, 2009 and December 31, 2008 was approximately $0.5 million and $0.5 million, which is consistent with the Company’s policy.

Under the provisions of Section 382 and 383 of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards and research and development credits that can be utilized in the future to offset taxable income.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

The Company files U.S. Federal and California state tax returns. The Company is currently not subject to any income tax examinations. All prior years remain open for examination.

9.	Stock-Based Compensation

The impact on consolidated results of operations of recording stock-based compensation was as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Research and development	$—	$—	$—	$42
General and administrative	58	291	179	1,371

	$58	$291	$179	$1,413

10.	Celltrion

VaxGen provided services to assist Celltrion with its operations under a Technical Support and Services Sub-Agreement. VaxGen was paid for out-of-pocket expenses and services rendered. VaxGen recognized $0.3 million of revenue from Celltrion during the nine months ended September 30, 2008. VaxGen no longer provides services to Celltrion. No revenue was recognized during the nine months ended September 30, 2009.

11.	Contingencies

Contingencies

If VaxGen’s President’s employment with VaxGen is terminated without cause, or the President resigns for good reason, as defined in his employment agreement, the President would be entitled to receive as severance a lump sum payment equal to 99% of 12 months of his base salary ($0.2 million) and all of his outstanding unvested stock options would be accelerated and become immediately exercisable.

12.	Fair Value Measurements

FASB ASC 820 — Fair Value Measurements and Disclosures specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Company’s own assumption of market participant valuation (unobservable inputs). The fair value hierarchy consists of the following three levels:

•	Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

•	Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

As of September 30, 2009, the fair value hierarchy of the Company’s marketable securities at fair value is summarized below (in thousands):

	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$600	$—	$—	$600
Certificates of deposit	—	250	—	250
Investment securities:
Certificates of deposit	—	4,877	—	4,877

Total Financial Assets	$600	$5,127	$—	$5,727

13.	Subsequent Events

On October 14, 2009, the Company, OXiGENE, Inc. (OXiGENE), a wholly-owned subsidiary of OXiGENE, OXiGENE Merger Sub, Inc. (“Merger Sub”) and James Panek, as representative of VaxGen’s stockholders, entered into a definitive merger agreement pursuant to which OXiGENE will acquire VaxGen in exchange for common stock of OXiGENE. Upon closing of the transaction, VaxGen will merge with Merger Sub and become a wholly-owned subsidiary of OXiGENE, and VaxGen stockholders will become stockholders of OXiGENE.

At the closing of the transaction based on shares of common stock of OXiGENE and VaxGen outstanding on October 14, 2009, OXiGENE will issue approximately 15.6 million shares of common stock in exchange for all outstanding shares of the Company’s common stock. The number of shares of common stock of OXiGENE to be issued may be decreased if the amount of net cash held by the Company at the closing of the merger is below the target amount. The Company currently estimates that its net cash at closing will be below the target amount of net cash, depending on the actual closing date and estimated expenses in connection with litigation filed in connection with the proposed merger and litigation pending between VaxGen and Firstenberg Machinery Company. The actual exchange ratio will be determined immediately prior to the closing of the merger. In addition to the initial shares issued to VaxGen stockholders, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions by the U.S. Government for which VaxGen is eligible to receive milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s recombinant protective antigen (rPA) anthrax vaccine product candidate and related technology.

In addition, as of the closing, all unexercised options to purchase shares of the Company’s common stock will terminate. All warrants to purchase shares of Company’s common stock which by their terms will survive the merger and which have not been cancelled prior to the merger will be assumed by OXiGENE, but will be converted into and become warrants to purchase shares of OXiGENE common stock on terms substantially identical to those in effect prior to the merger, except that the number of shares purchasable and exercise price shall be adjusted as set forth in such assumed warrants.

Consummation of the merger is subject to closing conditions, including among other things, (i) the effectiveness of a registration statement on Form S-4 with respect to the registration of the shares of OXiGENE common stock to be issued in the merger, (ii) approval and adoption of the merger agreement by the requisite vote of the Company stockholders at a special meeting to be called for such purpose, (iii) approval of the issuance of shares of OXiGENE common stock in connection with the merger by the requisite vote of the OXiGENE stockholders at a special meeting to be called for such purpose, (iv) the absence of a material adverse effect on the Company or OXiGENE between signing and closing, and (v) the absence of any third-

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

party litigation in which the outcome would prevent or rescind the merger or would adversely affect OXiGENE’s ownership or control of the Company.

The Company has agreed not to (i) solicit or entertain proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, including the receipt of a “superior proposal”, as defined in the merger agreement, by the Company, enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions during the time between the execution of the merger agreement and the consummation of the merger.

The Merger Agreement contains certain termination rights for both the Company and OXiGENE, and further provides that, upon termination of the merger agreement under specified circumstances, including by VaxGen to pursue a superior transaction, as defined in the merger agreement or a liquidation, or by OXiGENE to pursue a financing transaction with net proceeds of least $30 million, either party may be required to pay the other party a termination fee of $1,425,000 and to reimburse the other party’s expenses up to $325,000. In addition, in the event that the Company effects a liquidation within 180 days after the Company’s special meeting of stockholders held for the purposes of voting on the merger, it will be required to pay a termination fee of $712,500 and reimburse expenses.

Annex A

AGREEMENT AND PLAN OF MERGER
by and among
OXiGENE, Inc.,
a Delaware corporation;
OXiGENE MERGER SUB, INC.,
a Delaware corporation;
VaxGen, Inc.,
a Delaware corporation; and
James Panek as the Stockholder Representative
Dated as of October 14, 2009

EXHIBITS

EXHIBIT A —	Forms of Voting Agreement
EXHIBIT B —	Forms of Lock-Up Agreement
EXHIBIT C —	Certificate of Merger
EXHIBIT D —	Exchange Procedures
EXHIBIT E —	Form of Escrow Agreement

SCHEDULES

Company Disclosure Schedule
Parent Disclosure Schedule

INDEX OF DEFINED TERMS

The following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

Acquisition Agreement	5.3(c)
Adjusted Initial Closing Shares	2.11(a)
Agreement	Preamble
Bankruptcy and Equitable Exceptions	3.4(b)
Business Day	1.2
Certificate of Merger	1.3
Closing	1.2
Closing Average	2.6
Closing Date	1.2
COBRA Coverage	4.14(d), 3.14(d)
Company	Preamble
Company Board Recommendation	3.5(a)
Company Bylaws	3.1
Company Certificate	2.1(d)
Company Certificate of Incorporation	3.1
Company Certificates	2.1(d)
Company Common Stock	2.1
Company Disclosure Schedule	3
Company Employee Plans	3.14(a)
Company ERISA Affiliate	3.14(a)
Company Financial Statements	3.6(b)
Company Insurance Policies	3.18(a)
Company Intellectual Property Rights	3.21(a)
Company Material Adverse Effect	3
Company Material Contracts	3.9(a)
Company Preferred Stock	3.3(a)
Company SEC Reports	3.6(a)
Company Stipulated Expenses	8.3(d)
Company Stock Options	2.4(a)
Company Stock Plans	2.4(a)
Company Stockholder Approval	3.4(a)
Company Third Party Intellectual Property Rights	3.21(g)
Company Warrants	2.2
Company’s Most Recent SEC Balance Sheet	2.10(e)(i)
Competing Proposal	5.3(a)
Confidentiality Agreement	6.4(b)
Contingent Term	2.11(b)(iii)
Contingent Value Shares	2.1(b)
Designees	6.6
DGCL	Recitals
Diligence and Reporting Obligations	3.9(c)
Dispute Net Cash Determination Date	2.10(d)
Dispute Notice	2.10(b)
Dissenting Shares	2.1(e)
Effective Time	1.3

Emergent	2.11(c)
Emergent Event	2.11(c)
Emergent Milestone Shares	2.11(c)
Emergent Purchase Agreement	2.11(c)
environment	3.20(l)
Environmental Law	3.20(l)
ERISA	3.14(a)
Escrowed Shares	2.12
ESPP	2.4(f)
Estimated Net Cash	2.10(a)
Exchange Act	3.3(d)
Excluded Shares	2.3
Financial Statements	3.6(b)
First Anticipated Closing Date	2.10(a)
Governmental Authority	3.4(d)
Houlihan Lokey	4.24
IND	4.11(b), 3.11(b)
Indemnified Parties	6.9(b)
Initial Closing Shares	2.1(a)
Interim Period	5.1(a)
IRS	3.14(a)
Lapse Date	2.10(b)
Law	2.1(e)
Lease Documents	3.17(e)
Leased Facilities	3.17(b)
Leases	3.17(b)
Liens	3.2(c)
Lock-Up Agreements	Recitals
Material Permit	3.11(a)
Materials of Environmental Concern	3.20(l)
Merger	Recitals
Merger Consideration	2.1(d)
Merger Sub	Preamble
Merger Sub Common Stock	2.5
Most Recent Balance Sheet	3.7
Most Recent Balance Sheet Date	3.7
Net Cash	2.10(e)(i)
Net Cash Statement	2.10(a)
New Parent Proposal	5.3(c)
NGM	2.6
Non-Dispute Net Cash Determination Date	2.10(c)
Option Exercise Period	2.4(b)
Order	5.3(b)
Other Filings	6.1(b)
Parent	Preamble
Parent Board Recommendation	4.5(a)
Parent Common Stock	2.1(a)
Parent Disclosure Schedule	4.0
Parent Employee Plans Affiliate	4.14(a)

Parent ERISA Affiliate	4.14(a)
Parent ESPP Shares	4.3(b)
Parent Financial Statements	4.6(b)
Parent Insurance Policies	4.18(a)
Parent Intellectual Property Rights	4.21(a)
Parent Lease Documents	4.17(e)
Parent Leased Facilities	4.17(b)
Parent Leases	4.17(b)
Parent Material Adverse Effect	4.0
Parent Material Contracts	4.9(a)
Parent Material Permit	4.11(a)
Parent Option Shares	4.3(b)
Parent Preferred Stock	4.3(a)
Parent Share Amount	2.1(c)
Parent SEC Reports	4.6(a)
Parent Stipulated Expenses	8.3(d)
Parent Stock Plans	4.3(b)
Parent Stockholder Approval	4.4(a)
Parent Third Party Intellectual Property Rights	4.21(g)
Parent Warrant Shares	4.3(b)
Parent Warrants	4.3(b)
Parent’s Most Recent Balance Sheet	4.7
Parent’s Most Recent Balance Sheet Date	4.7
Proxy Statement	3.16(b)
Registered Company Intellectual Property Rights	3.21(c)
Registered Parent Intellectual Property Rights	4.21(c)
Registration Statement	3.16(a)
Regulation S-K	3.9(a)
Release	3.20(l)
reporting tail coverage	6.9(a)
Representative	5.3(a)
Returns	3.19(b)
SEC	3.2(d)
Securities Act	3.2(c)
Special Meetings	3.16(b)
Superior Competing Proposal	5.3(b)
Surviving Corporation	1.1
Tax	3.19(a)
Termination Fee	8.3(b)
Third Party	5.3(a)
Transaction Document	5.3(c)
Voting Agreements	Recitals

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of October 14, 2009 by and among OXiGENE, Inc., a Delaware corporation (“Parent”), OXiGENE Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), VaxGen, Inc., a Delaware corporation (the “Company”) and James Panek, as representative of the Company’s stockholders (the “Stockholder Representative”). Parent, Merger Sub and the Company are sometimes referred to herein each individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each declared it to be advisable and in the best interests of each corporation and their respective stockholders that Parent acquire the Company in order to advance each of their long-term business interests; and

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the terms and conditions set forth herein, which Merger will result in, among other things, the Company becoming a wholly owned subsidiary of Parent and the stockholders of the Company becoming stockholders of Parent; and

WHEREAS, as a condition to the willingness of, and an inducement to, Parent and Merger Sub to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement certain holders of shares of the Company’s and Parent’s common stock are entering into the respective voting agreements in substantially the forms attached as Exhibit A attached hereto (the “Voting Agreements”); and certain holders of shares of the Company’s common stock or Parent’s common stock are entering into a lock-up agreement in substantially the form of Exhibit B attached hereto (the “Lock-Up Agreements”), under which such stockholder will agree not to sell any of the shares of Parent Common Stock he, she or it holds immediately following the Effective Time of the Merger for a period of 90 days following the Effective Time of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows.

1.	THE MERGER

1.1  The Merger.   At the Closing, in accordance with the DGCL and the terms and conditions of this Agreement, Merger Sub shall be merged with and into the Company. From and after the Closing, the separate corporate existence of Merger Sub shall cease, and the Company, as the surviving corporation in the Merger, shall continue its existence under the laws of the State of Delaware as a wholly owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2  Closing.  Unless this Agreement shall have been terminated pursuant to the provisions of Section 8, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Section 7, the closing of the Merger and other transactions contemplated by this Agreement (the “Closing”) shall take place at a time and on a date to be mutually agreed upon by the Parties (the “Closing Date”), which date shall be no later than the second Business Day (as defined below) after all the conditions set forth in Section 7 (excluding conditions that, by their nature, cannot be satisfied until the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived in accordance with Section 8.5, unless another time and/or date is agreed to in writing by the Parties. The Closing shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, unless another place is agreed to in writing by the Parties. For purposes of this Agreement, “Business Day” shall mean any day other than Saturday, Sunday or a legal holiday on which banks are closed in New York, New York.

1.3  Filing of Certificate of Merger.  Subject to the provisions of this Agreement, at the Closing, the Parties shall cause the Merger to become effective by causing the Surviving Corporation to execute and file in accordance with the DGCL a certificate of merger with the Secretary of State of the State of Delaware in substantially the form of Exhibit C attached hereto (the “Certificate of Merger”). The Merger shall become effective upon such filing, or at such later date and time as is agreed to by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

1.4  Effect of the Merger.  Upon the Closing, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

1.5  Certificate of Incorporation and Bylaws of the Surviving Corporation.  From and after the Closing and without further action on the part of the Parties, the Certificate of Incorporation and Bylaws of the Merger Sub immediately prior to the Closing shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended in accordance with the respective terms thereof; provided, however, that, notwithstanding the foregoing, Section 1 of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the Corporation is VaxGen, Inc.”

1.6  Directors and Officers.  Subject to the requirements of Law, the directors and officers of Merger Sub immediately prior to the Closing shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

2.	EFFECT OF THE MERGER ON VAXGEN SECURITIES; EXCHANGE OF SECURITIES

2.1  Conversion of Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of shares of the Company’s common stock, $0.01 par value per share (“Company Common Stock”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, shall be converted automatically into the right to receive:

(a) that number of shares of validly issued, fully paid and non-assessable shares of Parent’s common stock, $0.01 par value per share (“Parent Common Stock”), obtained by multiplying each such share of Company Common Stock issued and outstanding immediately prior to the Effective Time by a fraction, the numerator of which is equal to the number of Initial Closing Shares as determined below and as may be adjusted pursuant to Section 2.11 below, and the denominator of which is the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time. The number of “Initial Closing Shares” shall be that number of shares of Parent Common Stock equal to 25% of the Parent Share Amount (it being understood and agreed upon that the number of Initial Closing Shares is equal to 15,622,549 on the date hereof), such number of shares to be subject to adjustment pursuant to Section 2.11, and such shares to be issued, in accordance with Section 2.12.

(b) up to that number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock obtained by multiplying each such share of Company Common Stock issued and outstanding immediately prior to the Effective Time by a fraction, the numerator of which is equal to the number of Contingent Value Shares as determined below and the denominator of which is the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time. The number of “Contingent Value Shares” shall be Eight Million Four Hundred Fifty Seven Thousand Five Hundred Forty Eight (8,457,548) shares of Parent Common Stock, such number of shares to be subject to adjustment, and such shares to be issued, in accordance with and Section 2.12.

(c) As used herein, “Parent Share Amount” shall be the sum of (i) the aggregate number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Parent Common Stock issuable pursuant to or upon conversion of any shares of preferred stock, convertible notes or other securities of Parent convertible into or exchangeable for Parent Common Stock outstanding immediately prior to the Effective Time, if any (other than such shares issuable upon exercise or conversion of Parent Stock Options and Parent Warrants or Parent’s employee stock purchase program, as defined below).

(d) At the Effective Time, all shares of Company Common Stock shall automatically be cancelled and shall cease to exist, and each holder of a certificate which previously represented any such share or shares of Company Common Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”) shall cease to have any rights with respect thereto other than the right to receive the shares of Parent Common Stock such holder is entitled to receive pursuant to this Section 2.1 together with cash in lieu of fractional shares, if any, of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.7 hereof, in each case without interest (such shares of Parent Common Stock together with any cash in lieu of fractional shares being referred to herein as the “Merger Consideration”) and subject to Section 2.1(e) below.

(e)  Dissenting Shares.  Notwithstanding anything to the contrary in this Section 2.1, any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with the DGCL. If, after the Closing, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for appraisal of shares, and Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable federal, state, local or foreign statute, law, regulation, legal requirement or rule, ordinance or code of any Governmental Authority (as such term is defined in Section 3.4(d) of this Agreement), including any judicial or administrative interpretation thereof (“Law”). The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under Law.

2.2  Company Warrants.  Prior to the Effective Time, the Company shall take commercially reasonable steps under the terms of each unexercised warrant to purchase shares of Company Common Stock (the “Company Warrants”) to terminate such Company Warrants, to the extent such action is permitted in accordance with their terms. At the Effective Time, each outstanding and unexercised Company Warrant that was not eligible to have been terminated in accordance with its terms will be assumed by Parent. Each such outstanding Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in such Company Warrant immediately prior to the Effective Time, except that such Company Warrants shall be exercisable for shares of Parent Common Stock, with the numbers of shares purchasable and exercise price adjusted as set forth in such assumed Company Warrants. From and after the Effective Time, unless the context requires otherwise, all references to the Company in the Company Warrants shall be deemed to refer to Parent. Parent shall, on or prior to the Effective Time, reserve for issuance the number of shares of Parent Common Stock that will become subject to the assumed Company Warrants pursuant to this Section 2.2.

2.3  Cancellation of Shares.  At the Effective Time, each share of Company Common Stock either owned by the Company as treasury stock or owned by Parent or any direct or indirect wholly owned Subsidiary of Parent or the Company immediately prior to the Effective Time (collectively, “Excluded Shares”), shall be canceled and extinguished without any conversion thereof or payment therefor.

2.4  Company Stock and Stock Purchase Plans.

(a) Prior to the Effective Time, the Company shall take commercially reasonable actions to provide that each option to purchase shares of Company Common Stock (the “Company Stock Options”) then outstanding under the stock option plans listed in Section 2.4(a) of the Company Disclosure Schedule, as well as any arrangement for the issuance of Company Stock Options not covered by such option plans (together, the

“Company Stock Plans”), shall be of no further force or effect as of the Effective Time (either because such Company Stock Option shall have been exercised prior to the Effective Time or shall have been otherwise canceled and terminated (without regard to the exercise price of the Company Stock Options) as of or prior to the Effective Time).

(b) Prior to the Effective Time, the Company shall take commercially reasonable actions to provide holders of Company Stock Options with written notice that (i) options vested and exercisable as of the date of such notice (or that otherwise vest and become exercisable by their terms as a result of the Merger) may be exercised by the holders of such Company Stock Options within a specified number of calendar days from the date of such notice, which period shall expire prior to the Effective Time (the “Option Exercise Period”) and (ii) at the end of the Option Exercise Period, the Company Stock Options shall be canceled and terminated.

(c) Prior to the Effective Time, the Company shall take all commercially reasonable actions to terminate all of the Company Stock Plans effective at or prior to the Effective Time that have not previously been terminated.

(d) Without limiting the foregoing, the Company shall take commercially reasonable actions to ensure that the Company will not, at the Effective Time, be bound by any options, stock appreciation rights, or other rights or agreements (other than the Company Warrants as provided in Section 2.2 and other than as provided in this Agreement) which would entitle any Person, other than Parent and its Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof.

(e) The Company and Parent shall each take commercially reasonable actions to cause all dispositions of equity securities of the Company (including Company Stock Options) or acquisitions of equity securities of Parent (including any options to acquire Parent Common Stock that may be granted by Parent) by each individual who (i) is a director or officer of the Company, or (ii) at the Effective Time will become a director or officer of Parent, to be exempt pursuant to Rule 16b-3 under the Exchange Act.

(f) The Company’s Employee Stock Purchase Plan (the “ESPP”) has been terminated in accordance with its terms and no rights to purchase Company Common Stock under the ESPP are outstanding or will be outstanding at or after the Effective Time.

2.5  Capital Stock of Merger Sub.  Each share of common stock of Merger Sub, $0.01 par value per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock of the Surviving Corporation, $0.01 par value per share. From and after the Effective Time, each stock certificate of Merger Sub which previously represented shares of Merger Sub Common Stock shall evidence ownership of an equal number of shares of common stock of the Surviving Corporation.

2.6  No Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Company Certificates for exchange, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Certificates delivered by such holder) shall receive from Parent, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Closing Average. For purposes of this Agreement, the “Closing Average” shall be the volume weighted average sale price per share of Parent Common Stock (rounded up to the nearest cent) on the NASDAQ Global Market (“NGM”) for the ten (10) consecutive trading days ending on the second-to-last trading day immediately prior to the Closing Date.

2.7  Exchange of Certificates.  The procedures for exchanging outstanding shares of Company Common Stock for the Merger Consideration pursuant to the Merger are set forth in Exhibit D attached hereto, which is incorporated by reference herein as if set forth in full.

2.8  No Liability.  To the extent permitted by applicable Law, none of the Exchange Agent (as defined in Exhibit D), Parent, Merger Sub or the Surviving Corporation shall be liable to a holder of shares of

Company Common Stock for any shares of Parent Common Stock or any amount of cash properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.9  Taking of Necessary Action; Further Action.  If, at any time and from time to time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Corporation full right, title, interest and possession of all properties, assets, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation shall be and are fully authorized, in the name of and on behalf of any of the Company, Merger Sub or the Surviving Corporation, to take, or cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.

2.10  Calculation of Net Cash.

(a) Parent and Company shall agree, at least ten Business Days prior to the Company Special Meeting, upon an anticipated date for Closing (the “First Anticipated Closing Date”). At least five Business Days prior to the First Anticipated Closing Date, but not more than ten Business Days prior to such date, the Company shall deliver to Parent a schedule (a “Net Cash Statement”) in substantially the form of Schedule 2.10 attached hereto, setting forth, in reasonable detail, Company’s estimate of Net Cash (the “Estimated Net Cash”) as of the First Anticipated Closing Date. The Company shall make the work papers and back-up materials used in preparing the applicable Net Cash Schedule available to Parent and its accountants, counsel and other advisors at reasonable times and upon reasonable notice.

(b) Within ten Business Days after the Company delivers the applicable Net Cash Statement (a “Lapse Date”), Parent shall have the right to dispute any part of such Net Cash Statement by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the applicable Estimated Net Cash.

(c) If on or prior to any Lapse Date, (i) Parent notifies the Company that it has no objections to the applicable Estimated Net Cash or (ii) Parent fails to deliver a Dispute Notice as provided above, then the Estimated Net Cash as set forth in the Net Cash Statement shall be deemed, on the date of such notification (in the case of (i) above) or on the applicable Lapse Date (in the case of (ii) above) (the applicable date being referred to herein as the “Non-Dispute Net Cash Determination Date”), to have been finally determined for purposes of this Agreement and to represent the Net Cash at Closing for purposes of calculating the Initial Closing Shares pursuant to Section 2.11 so long as Closing occurs within five Business Days after the applicable Non-Dispute Net Cash Determination Date.

(d) If Parent delivers a Dispute Notice on or prior to the applicable Lapse Date, then Representatives of the Company and Parent shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash as of a particular date to be agreed to by the Company and Parent, which Net Cash amount shall be deemed, on the date of agreement between Parent and the Company as to such amount (a “Dispute Net Cash Determination Date”), to be the final determination for purposes of this Agreement of Net Cash at Closing for purposes of calculating the Initial Closing Shares pursuant to Section 2.11 so long as Closing occurs within five Business Days after the applicable Dispute Net Cash Determination Date.

(e) If Representatives of Parent and the Company, pursuant to clause (d) above, are unable to negotiate an agreed-upon determination of Net Cash as of a particular date to be agreed to by Parent and the Company, or if Closing does not occur within five Business Days after an applicable Non-Dispute Net Cash Determination Date or an applicable Dispute Net Cash Determination Date, then Parent and the Company shall agree upon a new anticipated date for Closing (a “Subsequent Anticipated Closing Date”) and thereafter follow the procedures set forth in Sections (a) through (d) above as many times as is reasonably necessary (and replacing the First Anticipated Closing Date with the Subsequent Anticipated Closing Date in each instance) until Net Cash at Closing for purposes of calculating the Initial Closing Shares pursuant to Section 2.11 is deemed to have been finally determined for purposes of this Agreement pursuant to this Section 2.10. Notwithstanding the foregoing, in the event that Parent and the Company reach a point in negotiation at which the difference in their respective determinations of Net Cash for purposes of this Section 2.11 is equal to or less than $100,000,

Parent and the Company shall agree to split the difference of such amount and set the Net Cash at Closing at the mid-point between their respective determinations of Net Cash. In the event that Parent and the Company are unable to agree upon a determination of Net Cash as of a particular date for purposes of this Section 2.10 prior to February 15, 2010, they agree to submit the dispute to final and binding arbitration in accordance with the rules for commercial arbitration of the American Arbitration Association, to be arbitrated in San Francisco, CA., and the non-prevailing party of such arbitration shall be responsible for all fees, expenses and administrative costs related to such arbitration.

For purposes of this Section 2.10, the following terms shall have the following meanings:

(i) “Net Cash” shall mean, as of any particular date (actual or future), without repetition and including the amounts as set forth on Schedule 2.10, (a) the sum of the Company’s cash and cash equivalents, short-term and long-term investments, accounts receivable (as evidenced by reasonable and customary documentation, consistent with past practices, and net of any allowances for doubtful accounts), the prepaid expenses set forth on Schedule 2.10, restricted cash (including the amount available to be drawn upon under that certain Letter of Credit dated June 15, 2009 and issued by the U.S. Bank National Association International Banking Group in the aggregate principal amount of $1.4 million), and any credit or refund under the Company’s existing directors’ and officers’ liability insurance policy as provided in Section 6.9(a), in each case as of such date and determined in a manner substantially consistent with the manner in which such items were determined for the Company’s then most recent consolidated balance sheets filed with the SEC (“Company’s Most Recent SEC Balance Sheet”), minus (b) the sum of the Company’s accounts payable and accrued expenses set forth on Schedule 2.10, in each case as of such date and determined in a manner substantially consistent with the manner in which such items were determined for the Company’s Most Recent SEC Balance Sheet (but excluding any such amounts included in the Lease Facility Liability), minus (c) the cash cost of the Company’s contractual obligations and material liabilities (but excluding the Lease Facility Liability) as of such date as mutually agreed upon by the Parties in good faith, minus (d) the cash cost of any change of control payments, severance payments or payments under Section 280G of the Code that become due to any employee of the Company as a result of the Merger, minus (e) the cash cost of any and all unpaid Taxes (including estimates from any estimated tax costs arising out of any specific tax review or tax audit that may be underway at the Effective Time, but excluding the FIN 48 Liability (as defined below)) for which the Company is liable in respect of any period ending on or before such date, and minus (f) any other unpaid fees and expenses as of such date for which the Company is liable, incurred by the Company in connection with this Agreement (other than those included in clause (b) of this paragraph, above).

(ii) “Target Net Cash” shall mean Thirty-Three Million One Hundred Seventy Five Thousand Seven Hundred Thirty Dollars ($33,175,730) of Net Cash.

2.11  Adjustments to Initial Closing Shares; Issuance of Contingent Value Shares.

(a)  Adjustment for Net Cash at Closing.  The Initial Closing Shares delivered at the Closing pursuant to Section 2.1(a) shall be adjusted to an amount calculated by multiplying the Initial Closing Shares by a fraction, the numerator of which is the Net Cash at Closing as determined by Section 2.10 above and the denominator of which is the Target Net Cash (the “Adjusted Initial Closing Shares”.

(b)  Additional Shares Adjustment for Contingent Liability.  Contingent Liability shall consist of the FIN 48 Liability and the Lease Facility Liability (each as defined below).

(i) If the Company has not effected a Lease Facility Settlement (as defined below) with respect to its leases of the real property located at 349 Oyster Point Boulevard, South San Francisco, CA and 379 Oyster Point Boulevard, Suite 10, South San Francisco, CA (together, the “Oyster Point Leases”) prior to the Closing, Parent shall deposit Two Million Six Hundred Fifty Seven Thousand Five Hundred Forty Eight (2,657,548) shares of Parent Common Stock (the “Lease Liability Shares”) with American Stock Transfer and Trust Company (the “Escrow Agent”) to be held by the Escrow Agent in accordance with the terms hereof and of the escrow agreement, in substantially the form attached hereto as Exhibit E (the “Escrow Agreement”). Six Hundred Eighty Five Thousand (685,000) of the Lease Liability Shares shall be defined as “FIN 48 Shares”, and shall be treated as a subset of the Lease Liability Shares. The difference between the Lease Liability Shares and the FIN 48 Shares which is equal to One Million Nine Hundred Seventy Two Thousand Five Hundred Forty Eight (1,972,548) shares, shall be referred to as the “Net Lease Liability Shares.”

(ii) If prior to the Closing the Company defeases or offsets its obligations and liabilities with respect to the Oyster Point Leases (the “Lease Facility Liability”), by either (x) obtaining the full and unconditional release from the landlord of the Company with respect to the Lease Facility Liability, or (y) assigning its obligations and rights under the Oyster Point Leases or subletting the facilities under the Oyster Point Leases, in each case to one or more assignee(s) or subtenant(s), each of which assignee(s) or subtenant(s), and the terms and conditions of assignment or subletting, shall be acceptable to Parent in its sole discretion (provided, however, if in connection with a proposed assignment of the Oyster Point Leases either the Company or the Surviving Corporation shall be released from all obligations with respect to the Oyster Point Leases, such proposed assignment and release shall be accepted by Parent), and in each case as approved in writing by the landlord (the “Lease Facility Settlement”), the Net Lease Liability Shares shall not be deposited with the Escrow Agent and the Initial Closing Shares will be adjusted as follows: (a) if the total amount of all costs due from or paid by the Company in connection with the Lease Facility Settlement (the “Lease Settlement Amount”) (the calculation of which is described in more detail below) is less than or equal to Six Million Six Hundred Thousand Dollars ($6,600,000), the Initial Closing Shares shall be adjusted by adding all of the Net Lease Liability Shares to the Initial Closing Shares, and such adjusted number of Initial Closing Shares shall be issued at Closing; (b) if the Lease Settlement Amount is greater than Six Million Six Hundred Thousand Dollars ($6,600,000) but less than or equal to Ten Million Four Hundred Eighty Thousand Dollars ($10,480,000), the Initial Closing Shares shall be adjusted by adding a number of Lease Liability Shares to the Initial Closing Shares (the “Closing Adjusted Lease Liability Shares”). The Closing Adjusted Lease Liability Shares shall be calculated by multiplying the Lease Liability Shares by a fraction, the numerator of which is the difference between Ten Million Four Hundred Eighty Thousand Dollars ($10,480,000) and the Lease Settlement Amount and the denominator of which is Three Million Eight Hundred Eighty Thousand Dollars ($3,880,000), and then subtracting the FIN 48 Shares from the product of this calculation; provided, however, that if the Closing Adjusted Lease Liability Shares are greater than zero, then the Closing Adjusted Lease Liability Shares shall be included in the number of Initial Closing Shares which shall be issued at Closing; and (c) if the Lease Settlement Amount is greater than Ten Million Four Hundred Eighty Thousand Dollars ($10,480,000), the holders of Company Common Stock shall not be entitled to any of the Lease Liability Shares as of the Closing, and accordingly the Initial Closing Shares will not be adjusted.

For purposes of this Section 2.11, the following terms shall have the following meanings:

“FIN 48 Liability” means (i) actual federal or state Taxes (not to exceed $1,000,000, and determined after reduction by all available Tax losses, credits, deductions, and carryforwards) of the Company and its Subsidiaries that are required to be paid pursuant to a Final Determination with respect to the taxable income of the Company in respect of its joint venture interest in Celltrion, Inc. (“Celltrion”), for fiscal years ended December 31, 2004 and 2005, directly as a result of those certain licensing transactions involving Celltrion that are the subject of the long-term deferred tax provision of the Company included on the Most Recent Balance Sheet, plus (ii) the actual and reasonable cost of appealing any FIN 48 Liability. For purposes of this paragraph, “Final Determination” means a final “determination” of a taxing authority or court (after exhaustion of all commercially reasonable appeals) within the meaning of Section 1313(a) of the Code and which is initially asserted or assessed by a taxing authority either prior to Closing or during the Contingent Term (as defined below). For the avoidance of doubt, Parent shall not report any FIN 48 Liability on any tax return of any entity absent a Final Determination of such FIN 48 Liability unless Stockholder Representative receives a written opinion from Parent’s tax advisor, which shall be either a nationally recognized accounting firm or law firm, that inclusion of any such FIN 48 Liability on such tax return is required, in such tax advisor’s opinion, under applicable Tax law.

“Lease Settlement Amount” shall consist of the difference between:

(A) the sum of payments by the Company (if prior to the Closing) or Parent or the Surviving Corporation (if after the Closing) relating to the Leased Facilities that consist of (without duplication):

(1) Base Rent, Additional Rent and Basic Operating Costs (each as defined in the Oyster Point Leases), (2) required insurance on the Leased Facilities, (3) real estate Taxes on the Leased Facilities for which the Company or the Surviving Corporation are responsible, (4) any costs that are imposed by the landlord under the Oyster Point Leases, or required by any assignee or subtenant, in order to restore the Leased Facilities to their condition prior to the entry by the Company into the Oyster Point Leases, or any such costs incurred to prepare the Leased Facilities for occupancy by any assignee or subtenant, (5) the amount of any brokerage fee paid in connection with any assignment or sublease, (6) any improvement allowance, demising costs, relocation allowance or other cost or inducement payable pursuant to any sublease or assignment, (7) costs paid to any professional consultants for testing or investigation of the physical condition of the Leased Facilities, equipment or building systems as a requirement of any subtenant or assignee (other than those costs to be paid by Parent pursuant to Section 7.2(f) below), (8) costs incurred to maintain the Leased Facilities, (9) reasonable legal fees incurred in connection with the Lease Facility Settlement, including but not limited to the cost of reviewing and negotiating assignment, release and sublease documents, (10) the net amount of any security deposit and/or letter of credit amounts paid to a landlord as security for the obligations under the Oyster Point Leases, offset by any security deposit and/or letter of credit amounts paid by any subtenant(s) or assignee(s) of the Oyster Point Leases, and (11) costs of transferring any necessary Permits to any assignee or subtenant; and

(B) the sum of receipts by or payments due to the Company (if prior to the Closing) or Parent or the Surviving Corporation (if after the Closing), or paid directly to the landlord of the Leased Facilities by the subtenant or assignee in connection with any sublease or assignment of the Leased Facilities, including (without duplication): (1) rent received or receivable from or payable by a subtenant or assignee, (2) any reimbursement of costs incurred to prepare the Leased Facilities for occupancy by any assignee or subtenant, (3) any other payments received from the landlord, assignee(s) or subtenant(s) for its interest in the Leased Facilities or any of its trade fixtures or other personal property contained therein (as offset by any portion of such payment due to the landlord as additional rent) (4) any proceeds from the sale of the Company’s trade fixtures or other personal property contained in the Leased Facilities, (5) any other reimbursements or payments related to a sublease or assignment paid or due to the Company, the Surviving Corporation or the landlord, and (6) any relief from payment of rent to the landlord by the Company or the Surviving Corporation in connection with any sublease, assignment, the sale or redevelopment of the Leased Facilities or otherwise.

In the event that the calculation of payments and receipts for purposes of calculating the Lease Settlement Amount requires estimation, those amounts will be determined based upon the parties’ good faith estimates and historical trends of actual amounts incurred, as applicable.

(iii) If the Company has not effected a Lease Facility Settlement prior to the Closing, and Parent deposits the Lease Liability Shares with the Escrow Agent, the Surviving Corporation shall have the right to seek a Lease Facility Settlement, as follows: A consultant or broker shall be engaged by the Surviving Corporation or Parent for purposes of seeking to settle the Lease Facility Liability, which consultant or broker shall be subject to the written prior approval of the Parent and the Stockholder Representative, which consents shall not be unreasonably withheld. If within the period of two (2) years following the Closing (the “Contingent Term”), such consultant or broker presents terms to the Surviving Corporation or Parent for the Lease Facility Settlement which would cause the Lease Settlement Amount to be less than or equal to $10,480,000 and which otherwise meets the conditions set forth in Section 2.11(b)(ii) clauses (x) or (y), then the Surviving Corporation shall accept such terms. In any event, the Surviving Corporation shall use commercially reasonable efforts and diligence to obtain a Lease Facility Settlement within the Contingent Term. If, during the Contingent Term the Surviving Corporation achieves a full Lease Facility Settlement, the release of the Lease Liability Shares from escrow shall be treated as contemplated in Section 2.11(b)(ii) and shall be distributed to the holders of Company Common Stock based upon the ownership percentage of each holder of Company Common Stock immediately prior to the Effective Time. In addition, if, during the Contingent Term, a partial Lease Facility Settlement is achieved by means of a portion of the Lease Facility Liability being released by the landlord, or by means of the assignment or subleasing of a portion of the Oyster Point Leases under circumstances meeting the conditions set forth in Section 2.11(b)(ii) clause (y), then (i) a Lease

Settlement Amount shall be calculated based upon such partial Lease Facility Settlement pursuant to the calculation set forth in Section 2.11(b)(ii), and (ii) the release of Lease Liability Shares from escrow shall be treated as contemplated in Section 2.11(b)(ii) based on such Lease Settlement Amount, including the subtraction of the FIN 48 Shares as provided therein. A similar adjustment shall be calculated thereafter with respect to each additional partial Lease Facility Settlement, if any, during the Contingent Term. Parent shall make the foregoing adjustments and direct the Escrow Agent to release the appropriate portion of the Lease Liability Shares (i) initially at such time as the Lease Settlement Amount shall fall below $10,480,000, and (ii) upon each subsequent partial Lease Facility Settlement, if any, during the Contingent Term which results in a further reduction of the Lease Settlement Amount as recalculated for such event. The Lease Liability Shares released from escrow pursuant to this Section 2.11(b)(iii) shall be distributed to the holders of Company Common Stock based upon the ownership percentage of each holder of Company Common Stock immediately prior to the Effective Time, subject to the withholding of the FIN 48 Shares as contemplated in Section 2.11(b)(ii) above and in the following Section 2.11(b)(iv), and provided that in no event shall the number of shares distributed exceed an amount equal to the Net Lease Liability Shares. At the end of the Contingent Term the balance of the Lease Liability Shares not released to the holders of Company Common Stock as provided above shall be returned to the Parent.

(iv) If, during the Contingent Term there has been a Lease Facility Settlement and a subtraction of FIN 48 Shares from the Total Lease Liability Shares pursuant to Section 2.11(b)(ii) (i.e., fewer than all of the Lease Liability Shares were returned to the Parent upon a Lease Facility Settlement), and a FIN 48 Liability is imposed upon Parent or the Surviving Corporation following a Final Determination, then a portion of the FIN 48 Shares so withheld shall be released by the Escrow Agent in accordance with the Escrow Agreement and returned to the Parent, with such portion being equal to the total FIN 48 Shares multiplied by a fraction, the numerator of which shall be the amount of the actual FIN 48 Liability, and the denominator of which shall be $1,000,000. In the event that, during the Contingent Term, there has been a Lease Facility Settlement and a subtraction of FIN 48 Shares from the Lease Liability Shares pursuant to Section 2.11(b)(ii) (i.e., fewer than all of the Lease Liability Shares were returned to the Parent upon a Lease Facility Settlement), and the aggregate FIN 48 Liability imposed upon Parent or the Surviving Corporation as of the end of the Contingent Term is less than $1,000,000, then any FIN 48 Shares not released to Parent and otherwise due to holders of Company Common Stock as a result of a Lease Facility Settlement as described above in Sections 2.11(b)(ii) and 2.11(b)(iii) shall be distributed to the holders of Company Common Stock based upon the ownership percentage of each holder of Company Common Stock immediately prior to the Effective Time.

Notwithstanding the foregoing sentence, if, prior to the expiration of the Contingent Term, Parent or the Surviving Corporation receives notice from a Governmental Authority stating that transactions described in the definition of FIN 48 Liability are under review and/or that a FIN 48 Liability may be imposed upon Parent or the Surviving Corporation, the FIN 48 Shares shall not be distributed either to Parent or to the holders of Company Common Stock and shall be held in accordance with the Escrow Agreement until the resolution of the outcome of the matters set forth in such notice.

(c)  Potential Adjustments related to Emergent BioSolutions.  (A) If, prior to the Closing, the Three Million Dollar ($3,000,000) milestone payment (an “Emergent Event”) pursuant to Section 2.4 of that certain Asset Purchase Agreement by and between the Company and Emergent BioSolutions, Inc. (“Emergent”), dated as of May 2, 2008 (the “Emergent Purchase Agreement”) has either been paid to the Company or becomes due and payable to the Company, as evidenced (x) either by written notification by Emergent under Section 2.7(a) of the Emergent Purchase Agreement acknowledging achievement of the milestone under Section 2.4(a) of said agreement , or by Emergent’s public announcement of, or by a statement contained in a press release or SEC filing, or in a statement or announcement by the U.S. Government or any agency or subdivision thereof, regarding Emergent’s entering into a definitive agreement of the type which requires the payment of such milestone, and (y) the Company in turn having submitted an invoice for $3,000,000 to Emergent, then (i) $3,000,000 shall be added to Net Cash and the Initial Closing Shares shall be adjusted pursuant to Section 2.11(a), and (ii) Parent shall further increase the Initial Closing Shares by Seven Hundred Eighty Five Thousand (785,000) for each One Hundred Million Dollars ($100,000,000) of award value associated with such procurement contract(s) which give rise to the Emergent Event, up to a maximum of

Three Million Nine Hundred Twenty Five Thousand (3,925,000) shares. (B) If an Emergent Event does not occur prior to Closing, Parent shall deposit into escrow an additional Five Million Eight Hundred Thousand (5,800,000) shares of Parent Common Stock (the “Emergent Milestone Shares”) to be held by the Escrow Agent and if an Emergent Event occurs during the Contingent Term, One Million Eight Hundred Seventy Five Thousand (1,875,000) of the Emergent Milestone Shares shall be released from escrow and shall be distributed to the holders of Company Common Stock based upon the ownership percentage of each holder of Company Common Stock immediately prior to the Effective Time. (C) During the Contingent Term, upon the signing by Emergent of one or more procurement contract(s) as described in clause (A) above, Seven Hundred Eighty Five Thousand (785,000) of the Emergent Milestone Shares for each One Hundred Million Dollars ($100,000,000) of award value associated with such procurement contract(s), up to a maximum of Three Million Nine Hundred Twenty Five Thousand (3,925,000) shares (less any amount of shares added to the Initial Closing Shares pursuant to clause (A)(ii) above), shall be released from escrow and shall be distributed to the holders of Company Common Stock based upon the ownership percentage of each holder of Company Common Stock immediately prior to the Effective Time, in accordance with the terms of the Escrow Agreement.

2.12  Escrow Arrangement.  At the Closing, Parent shall deposit the Total Lease Liability Shares and, unless an Emergent Event has occurred prior to the Closing and there is a monetization agreement in place as provided in Section 2.11(c), the Emergent Milestone Shares (collectively the “Escrowed Shares”), as applicable, with the Escrow Agent as follows:

(a)  Total Lease Liability Shares.  The Total Lease Liability Shares, if any, shall be held during the Contingent Term and shall be released in accordance with Section 2.11(b)(iii) hereof and the terms of the Escrow Agreement.

(b)  Emergent Milestone Shares.  The Emergent Milestone Shares, if any, shall be held during the Contingent Term and shall be released in accordance with Section 2.11(c) hereof and the terms of the Escrow Agreement.

(c)  Information Regarding Release of Escrowed Shares.  (i) In connection with any determination by Parent that any Escrowed Shares should be released under the Escrow Agreement, (ii) at least 10 business days prior to the termination of the Escrow Agreement, and (iii) periodically as may be reasonably requested by the Stockholder Representative (but no more often than once per fiscal quarter), Parent shall provide a statement of its calculation of the Escrowed Shares to be released, either to the holders of Company Common Stock as of the Effective Time or to Parent, based on all then-current information held by Parent, together with reasonable documentation in support for such calculation.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule provided by the Company to Parent on the date hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent that the statements contained in this Section 3 are true, complete and correct. The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 3, and the disclosure in any paragraph shall qualify the corresponding paragraph of this Section 3. As used in this Agreement, a “Company Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets (including intangible assets), condition (financial or otherwise), results of operations or reasonably foreseeable prospects of the Company and its Subsidiaries, taken as a whole, excluding any changes, events or effects that are solely attributable to: (i) general economic conditions worldwide, (ii) conditions resulting from the announcement of this Agreement and the pendency of the Merger and other transactions contemplated hereby, or (iii) the Company entering into a Lease Facilities Settlement. In the event of any litigation regarding clause (ii) of the foregoing provision, the Company shall be required to sustain the burden of demonstrating that any such change, event or effect is directly attributable to the Merger and other transactions contemplated by this Agreement.

3.1  Organization and Qualification.  The Company is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware. The Company is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing, under the laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided to Parent true, complete and correct copies of its Amended and Restated Certificate of Incorporation (the “Company Certificate of Incorporation”) and Bylaws as amended to date (“Company Bylaws”). The Company is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

3.2  Subsidiaries.

(a) Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 sets forth a complete and correct list of each Subsidiary of the Company as of the date of this Agreement.

(b) Each Subsidiary of the Company is a corporation duly organized, validly existing and in corporate good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation, and is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing (to the extent such concepts are applicable), under the laws of each jurisdiction where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are: (i) duly authorized, validly issued, fully paid, and non-assessable (to the extent such concepts are applicable); (ii) owned, directly or indirectly, by the Company (other than directors’ qualifying shares in the case of foreign Subsidiaries) free and clear of all liens, claims, security interests, pledges and encumbrances of any kind or nature whatsoever (collectively, “Liens”); and (iii) free of any restriction, including any restriction which prevents the payment of dividends to the Company or any other Subsidiary of the Company, or which otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest, other than restrictions under the Securities Act of 1933, as amended (the “Securities Act”) and state securities Law.

(d) None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the U.S. Securities and Exchange Commission (the “SEC”).

(e) For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party (or any other Subsidiary of such party) is a general partner (excluding partnerships, the general partnership interests in which held by such party or Subsidiary of such party do not have a majority of the voting interest of such partnership) or (ii) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

3.3  Capital Structure.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 65,000,000 shares of Company Common Stock and 19,979,500 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”).

(b) As of the close of business on the day prior to the date hereof: (i) 33,106,523 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Preferred Stock were issued or outstanding; (iii) no shares of Company Common Stock were held in the treasury of the Company; (iv) 4,718,864 shares of Company Common Stock were duly reserved for future issuance pursuant to employee stock options granted pursuant to the Company Stock Plans; (v) 2,097,541 shares of Company Common Stock were duly reserved for future issuance pursuant to the exercise of Company Warrants as set forth in Section 3.3 of the Company Disclosure Schedule.  Except as described above, as of the close of business on the day prior to the date hereof, there were no shares of voting or non-voting capital stock, equity interests or other securities of the Company authorized, issued, reserved for issuance or otherwise outstanding.

(c) All outstanding shares of Company Common Stock are, and all shares which may be issued pursuant to the Company Stock Plans, the Company Stock Options and the Company Warrants will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights. The Company has no outstanding shares of Company Common Stock that are subject to a right of repurchase that will survive the Merger.

(d) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as described in subsection (b) above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which the Company is a party or bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Neither the Company nor any Subsidiary of the Company is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan or capital contribution) in any Person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

(e) The Company has previously made available to Parent a complete and correct list of the holders of all Company Stock Options and Company Warrants outstanding as of the date specified therein, including: (i) the date of grant or issuance; (ii) the exercise price; (iii) the vesting schedule and expiration date; and (iv) any other material terms, including any terms regarding the acceleration of vesting (other than those set forth in the Company Stock Plans).

(f) All of the issued and outstanding shares of Company Common Stock and all of the issued and outstanding Company Warrants and Company Stock Options were issued in compliance in all material respects with all applicable federal and state securities Law.

(g) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) or other security or equity interests of the Company. There are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or any of its Subsidiaries or assets or calculated in accordance therewith of the Company or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of the Company or any of its Subsidiaries.

(h) Other than the Voting Agreements, there are no voting trusts, proxies or other agreements, commitments or understandings to which the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the stockholders of the Company, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company or any of its Subsidiaries.

3.4  Authority; No Conflict; Required Filings.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Company’s Certificate of Incorporation (the “Company Stockholder Approval”), to perform its obligations hereunder and consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement by the

Company and, subject to obtaining the Company Stockholder Approval, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company.

(b) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at law) (collectively, the “Bankruptcy and Equitable Exceptions”).

(c) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or result in the creation of any Liens in or upon any of the properties or other assets of the Company or any of its Subsidiaries under any provision of: (i) the Certificate of Incorporation or Bylaws of the Company or other equivalent organizational documents of any of its Subsidiaries; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) Material Permit or (B) judgment, decree or order, in each case applicable to the Company or any of its Subsidiaries, or by which any of their respective properties or assets is bound; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of their respective properties is bound, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or impair in any material respect the ability of the Parties to consummate the Merger.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, whether federal, state, local or foreign (each, a “Governmental Authority”) is required by the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business; (ii) filings under and compliance with any applicable requirements under the Securities Act; (iii) filings under and compliance with any applicable requirements under the Exchange Act; (iv) compliance with any applicable state securities, takeover or so-called “Blue Sky” Laws; and (v) such consents, approvals, orders or authorizations, or registrations, declarations or filings, which, if not obtained or made, would not reasonably be expected to have a Company Material Adverse Effect.

3.5  Board Approval; Section 203; Required Vote.

(a) The Board of Directors of the Company has, at a meeting duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement; (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders; (iii) resolved to recommend to the stockholders of the Company (the “Company Board Recommendation”) the adoption of this Agreement; and (iv) directed that this Agreement be submitted to the stockholders of the Company for their adoption.

(b) The Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined therein) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or other transactions contemplated by this Agreement. No other state takeover statute or similar statute or regulation applies to this Merger.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement.

3.6  SEC Filings; Sarbanes-Oxley Act.

(a) Since January 1, 2008, the Company has timely filed all forms, reports and documents required to be filed by the Company with the SEC, including all exhibits required to be filed therewith (including any forms, reports and documents filed after the date hereof, the “Company SEC Reports”). The Company SEC Reports: (i) were timely filed; (ii) at the time filed complied (or will comply when filed, as the case may be) as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be; and (iii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. There are no pending, unresolved comments from the Staff of the SEC with respect to any filing or submission made by the Company with the SEC, whether under the Securities Act or the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (collectively, the “Company Financial Statements”), at the time filed, (i) complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC, and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the dates indicated and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements for the absence of footnotes and normal year-end adjustments which were not material in amount.

(c) Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date of such registration or any post-effective amendment thereto became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) The management of the Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has complied with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or under the Exchange Act. Each Company SEC Report that was required to be accompanied by a certification required to be filed or submitted by the Company’s principal executive officer or the Company’s principal financial officer was accompanied by such certification and at the time of filing such certification was true and accurate.

(e) The management of the Company has (i) established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting identified by the management of the Company which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has disclosed in writing to Parent prior to the date hereof all disclosures described in clause (ii) of the immediately preceding sentence made prior to the date of this Agreement based on its most recent evaluation of internal control over financial reporting.

3.7  Absence of Undisclosed Liabilities.  The Company and its Subsidiaries do not have any material liabilities or obligations of the type required to be reflected in financial statements and notes thereto prepared in accordance with GAAP, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, other than: (i) liabilities reflected or reserved against on the balance sheet contained in the Company’s Form 10-Q (the “Most Recent Balance Sheet”) filed with the SEC on August 3, 2009; (ii) obligations under any Company Material Contract; and (iii) liabilities or obligations incurred since June 30, 2009 (the “Most Recent Balance Sheet Date”) in the ordinary course of business consistent with past practice.

3.8  Absence of Certain Changes or Events.  Since the Most Recent Balance Sheet Date, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, and there has not been: (i) any action, event or occurrence which has had, or could reasonably be expected to result in, a Company Material Adverse Effect; or (ii) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 5.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9  Agreements, Contracts and Commitments.

(a) The Company has made available to Parent, or has filed as an exhibit to a Company SEC Report, a complete and correct copy of each material agreement or contract to which it is a party as of the date of this Agreement, including any agreement or contract that (i) is required to be filed as an exhibit to, or otherwise incorporated by reference in, the Company SEC Reports pursuant to Item 601(a)(1) of Regulation S-K promulgated by the SEC (“Regulation S-K”), or (ii) which has been entered into by the Company or any of its Subsidiaries since the Most Recent Balance Sheet Date and will be required to be filed by the Company with the SEC pursuant to Item 601(a)(1) of Regulation S-K (collectively, the “Company Material Contracts”).

(b) Neither the Company nor any of its Subsidiaries is in breach, or has received in writing any claim that it is in breach, of any of the terms or conditions of any Company Material Contract in such a manner as would permit any other party thereto to cancel or terminate the same or to collect material damages from the Company or any of its Subsidiaries.

(c) Each Company Material Contract that has not expired or otherwise been terminated in accordance with its terms is in full force and effect and to the knowledge of the Company, (i) no other party to such contract is in default under such contract, and (ii) with respect to the Emergent Purchase Agreement, to the Company’s knowledge, Emergent is in compliance with its obligations thereunder, including but not limited to Section 6.7 thereof (“Diligence and Reporting Obligations”).

3.10  Compliance with Laws.  The Company is, and since January 1, 2008 has been, in compliance in all material respects with all applicable laws and judgments of any Governmental Authority applicable to its businesses or operations. There is no pending, or, to the Company’s knowledge, threatened claim, demand or investigation alleging a violation by the Company of any applicable law or judgment of any Governmental Authority applicable to its businesses or operations.

3.11  Material Permits.

(a) Except as may be disclosed in Section 3.11 of the Company Disclosure Schedule, the Company possesses all material licenses, certificates, permits, consents, orders, approvals and authorizations from United States and foreign government authorities, including, without limitation, the FDA and any agency of any foreign government and any other foreign regulatory authority exercising authority comparable to that of the FDA (including any non-governmental entity whose approval or authorization is required under foreign law comparable to that administered by the FDA) (each a “Material Permit”) that are necessary to the ownership of the Company’s property or to the conduct of its business in the manner and to the extent now conducted. A list of such Material Permits is set forth on Section 3.11 of the Company Disclosure Schedule. Each issued Material Permit is currently in full force and effect, and no proceeding has been instituted or is pending or, to the best of the Company’s knowledge, is contemplated or threatened, which in any manner adversely affects or draws into question the validity or effectiveness thereof or relates in any way to the revocation or modification thereof. The Company and its Subsidiaries are in compliance with all such Material Permits, except for any failures to be in compliance that would not reasonably be expected to have had a Company Material Adverse Effect.

(b) Except as disclosed in Section 3.11 of the Company Disclosure Schedule (1) each Investigational New Drug application (“IND”) submitted by the Company to the FDA or similar application submitted by the Company to foreign regulatory bodies, and related documents and information, was submitted and maintained in compliance in all material respects with applicable statutes, rules and regulations administered or promulgated by the FDA or other regulatory body, (2) the studies, tests and preclinical and clinical trials that were conducted by or on behalf of the Company were conducted, to the best of the Company’s knowledge, in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; and the drug substances used in the clinical trials have been manufactured to the best of the Company’s knowledge, under current Good Manufacturing Practices, and (3) the Company used commercially reasonable efforts to review, from time to time, the progress and results of the studies, tests and preclinical and clinical trials and, based upon (i) the information provided to the Company by the third parties conducting such studies, tests and preclinical and clinical trials and the Company’s review of such information, and (ii) the Company’s actual knowledge, the Company reasonably believes that such descriptions of the results of such studies, tests and preclinical and clinical trials are accurate and complete in all material respects. The Company had not received any notices or correspondence from the FDA or any foreign, state or local governmental body exercising comparable authority requiring the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company. No filing or submission to the FDA or any other regulatory body, that was intended to be the basis for any approval of the Company’s product candidates, contained, to the knowledge of the Company, any material omission or, to the knowledge of the Company, material false information.

3.12  Litigation and Product Liability.  There is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries which, if decided adversely might (a) be considered reasonably likely to result in (i) a Company Material Adverse Effect or (ii) damages payable by the Company of any of its Subsidiaries in excess of $100,000 in the aggregate, or (b) otherwise impair in any material respect the ability of the Parties to consummate the Merger and other transactions contemplated by this Agreement on a timely basis. No product liability claims have been asserted or, to the knowledge of the Company, threatened against the Company or in respect of any product or product candidate tested, researched, developed, manufactured, marketed, distributed, handled, stored, or sold by, on behalf of or in cooperation with the Company.

3.13  Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has the effect of prohibiting or materially impairing (a) any current or future business practice of the Company or any of its Subsidiaries or (b) any acquisition of any Person or property by the Company or any of its Subsidiaries, except in each of clauses (a) and (b) for any such prohibitions or impairments that would not reasonably be expected to have a Company Material Adverse Effect.

3.14  Employee Benefit Plans.

(a) Section 3.14 of the Company Disclosure Schedule lists, as of the date of this Agreement, all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all bonus, stock or other security option, stock or other security purchase, stock or other security appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, all insurance and other similar fringe or employee benefit plans, programs or arrangements, and all current or former employment or executive compensation or severance agreements, written or otherwise, which have ever been sponsored or maintained or entered into for the benefit of, or relating to, any present or former employee or director of the Company, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with the Company within the meaning of Section 414 of the Code (a “Company ERISA Affiliate”), whether or not such plan is terminated (together, the “Company Employee Plans”). The Company has provided to Parent the correct and complete copies of (where applicable) (i) all plan documents, summary plan descriptions, summaries of material modifications, amendments, and resolutions related to such plans, (ii) the most recent determination letters received from the Internal Revenue Service (“IRS”), (iii) the three most recent Form 5500 Annual Reports and summary annual reports, (iv) the most recent audited financial statement and actuarial valuation, and (v) all related agreements, insurance contracts and other agreements which implement each such Company Employee Plan.

(b) (i) There has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan, (ii) there are no claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan, nor are there any current or threatened Liens on the assets of any Company Employee Plan, (iii) all Company Employee Plans conform to, and in their operation and administration are in all respects in compliance with the terms thereof and requirements prescribed by any and all Law (including ERISA and the Code and all applicable requirements for notification, reporting and disclosure to participants or the Department of Labor, IRS or Secretary of the Treasury), (iv) the Company and Company ERISA Affiliates have performed all obligations required to be performed by them under, are not in default under or violation of, and the Company has no knowledge of any default or violation by any other party with respect to, any of the Company Employee Plans, (v) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each corresponding trust exempt under Section 501 of the Code has received or is the subject of a favorable determination or opinion letter from the IRS, and nothing has occurred which may be expected to cause the loss of such qualification or exemption, (vi) all contributions required to be made to any Company Employee Plan pursuant to Section 412 of the Code or otherwise, the terms of the Company Employee Plan or any collective bargaining agreement, have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years, (vii) the transaction contemplated herein will not directly or indirectly result in an increase of benefits, acceleration of vesting or acceleration of timing for payment of any benefit to any participant or beneficiary, (viii) each Company Employee Plan, if any, which is maintained outside of the United States has been operated in all material respects in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Employee Plan is present or operates and, to the extent relevant, the United States and (ix) neither the Company nor any Company ERISA Affiliate has ever made a complete or partial withdrawal from a Multiemployer Plan (as such term is defined in Section 3(37) of ERISA) resulting in “withdrawal liability” (as such term is defined in Section 4201 of ERISA), without regard to any subsequent waiver or reduction under Section 4207 or 4208 of ERISA, except in each case in this Section 3.14(b) as would not reasonably be expected to have a Company Material Adverse Effect.

(c) No Company Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither the Company nor any Company ERISA Affiliate has ever partially or fully withdrawn from any such plan. No Company Employee Plan is a Multiemployer Plan or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither the Company nor any Company ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(d) Each Company Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) has been operated in compliance with all Law applicable to such plan, its terms, and with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the Code and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable, except for such failures to comply as would not reasonably be expected to have a Company Material Adverse Effect. No Company Employee Plan or written or oral agreement exists which obligates the Company or any Company ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee or director of the Company or any Company ERISA Affiliate following such employee’s, former employee’s or director’s termination of employment with the Company or any Company ERISA Affiliate, including retiree medical, health or life benefits, other than COBRA Coverage or other applicable Law.

(e) Except as set forth on Schedule 3.14(e) of the Company Disclosure Schedule, no Company Employee Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self-funded, self-insured or funded through the general assets of the Company or an Company ERISA Affiliate. Except as set forth on Section 3.14(e) of the Company Disclosure Schedule, no Company Employee Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.

(f) All contributions due and payable on or before the Closing Date in respect of any Company Employee Plan have been made in full and proper form, or adequate accruals in accordance with generally accepted accounting principles have been provided for in the Company’s Financial Statements for all other contributions or amounts in respect of the Company Employee Plans for periods ending on the Closing Date.

(g) The consummation of the transactions contemplated by this Agreement will not, except as set forth in Section 3.14(g) of the Company Disclosure Schedule, (A) entitle any individual to severance or separation benefits or any other payment, or (B) accelerate the time of payment or vesting, or increase the amount, of compensation due to any individual. No payment taken either alone or when aggregated with other payments made or contemplated under any Company Employee Plan or other benefit arrangement constitutes an “excess parachute payment” within the meaning of Section 280G of the Code.

(h) With respect to each Company Employee Plan, (A) there are no restrictions on the ability of the sponsor of each Company Employee Plan to amend or terminate the Company Employee Plan, the Company has expressly reserved in itself the right to amend, modify or terminate any such Company Employee Plan, or any portion of it, and has made no representations (whether orally or in writing) which would conflict with or contradict such reservation or right; and (B) the Company has satisfied any and all bond coverage requirements of ERISA. Each Company Employee Plan may be transferred by the Company or Company ERISA Affiliate to Parent.

(i) Each Company Employee Plan which is covered by Section 409A of the Code is in compliance with Section 409A of the Code and the final regulations promulgated thereunder.

(j) No Company Employee Plan presents any risk of liability to the Company, its assets or stock, including a risk of Lien against the Company, its assets or stock whether before or on or after the Closing.

(k) Neither the Company nor any of its Company ERISA Affiliates or Subsidiaries is a party to any written: (i) union or collective bargaining agreement; (ii) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; or (iii) agreement with any current or former employee of the Company or any of its Company ERISA Affiliates or Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $150,000 per annum.

(l) Section 3.14(l) of the Company Disclosure Schedule sets forth a true and complete list of each current or former employee, officer, director or investor of the Company who holds, as of the date hereof, any option, warrant or other right to purchase shares of capital stock of the Company, together with the number of shares subject to such option, warrant or right, the date of grant or issuance of such option, warrant or right, the extent to which such option, warrant or right is vested and/or exercisable, the exercise price of such option, warrant or right, whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of each such option, warrant and right. Section 3.14(l) of the Company Disclosure Schedule also sets forth the total number of such options, warrants and rights. True, complete and correct copies of each agreement (including all amendments and modifications thereto) between the Company and each holder of such options, warrants and rights relating to the same have been furnished to Parent and are listed in Section 3.14(l) of the Company Disclosure Schedule.

3.15  Labor and Employment Matters.

(a) (i) To the knowledge of the Company, there are no material labor grievances pending or, to the knowledge of the Company, threatened between the Company or its Subsidiaries, on the one hand, and any of their respective employees or former employees, on the other hand; and (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union contract applicable to persons employed by the Company or its Subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company has not received written notice of any pending charge by any Governmental Authority of (i) an unfair labor practice as defined in the National Labor Relations Act, as amended; (ii) safety violations under the Occupational Safety and Health Act violations; (iii) wage or hour violations; (iv) discriminatory acts or practices in connection with employment matters; or (v) claims by any Governmental Authority that the Company has failed to comply with any material Law relating to employment or labor matters. The Company is not currently and has not been the subject of any threatened or actual “whistleblower” or similar claims by past or current employees or any other persons.

(b) The Company is currently in compliance with all Law relating to employment, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority all amounts required to be withheld from Company employees and is not liable for any arrears of wages, taxes penalties or other sums for failing to comply with any of the foregoing, except in each case in this Section 2.l5(b) as would not reasonably be expected to have a Company Material Adverse Effect.

(c) Except as otherwise set forth in Section 3.15(c) of the Company Disclosure Schedule, (i) all contracts of employment to which the Company or, to the knowledge of the Company, any of its Subsidiaries is a party are terminable by the Company or its Subsidiaries on three months’ or less notice without penalty; (ii) there are no legally binding established practices, plans or policies of the Company or, to the knowledge of the Company, any of its Subsidiaries, in relation to, the termination of employment of any of its employees (whether voluntary or involuntary); (iii) neither the Company nor, to the knowledge of the Company, any of its Subsidiaries has any outstanding liability to pay compensation for loss of office or employment or a severance payment to any present or former employee or to make any payment for breach of any agreement listed in Section 3.15(c) of the Company Disclosure Schedule; and (iv) there is no term of employment of any employee of the Company or, to the knowledge of the Company, any of its Subsidiaries which shall entitle that employee to treat the consummation of the Merger as amounting to a breach of his contract of employment or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

(d) Section 3.15(d) of the Company Disclosure Schedule sets forth a list of the Company’s employees as of the date hereof including such employee’s job title, current compensation rate, and accrued unpaid leave or vacation.

(e) Section 3.15(e) of the Company Disclosure Schedule sets forth a list of those employees who have been terminated or have resigned during the 90-day period ending on the date hereof.

(f) Section 3.15(f) of the Company Disclosure Schedule sets forth a list of each employment agreement to which the Company is a party that contains change of control provisions.

(g) Section 3.15(g) of the Company Disclosure Schedule sets forth a list of the Company employees that, as of the date hereof, have not executed a confidentiality agreement or an invention assignment agreement with the Company, the forms of which agreements have been provided to Parent.

3.16  Registration Statement; Proxy Statement/Prospectus.

(a) The information to be supplied by the Company for inclusion (or incorporation by reference, as the case may be) in the registration statement on Form S-4 (or such successor form as shall then be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered by Parent under the Securities Act (including any amendments or supplements thereto, the “Registration Statement”) shall not, at the time such document is filed with the SEC, at the time it is amended or supplemented, at the time the Registration Statement is declared effective by the SEC and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(b) The information to be supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of the Company and Parent in connection with the special meetings of stockholders of the Company and Parent (the “Special Meetings”) to consider and vote on a proposal to adopt this Agreement (such proxy statement/prospectus, as the same may be amended or supplemented, the “Proxy Statement”) shall not on the date the Proxy Statement is first mailed to the stockholders of the Company and Parent, at the time of the Special Meetings and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

3.17  Properties and Assets.

(a) The Company and its Subsidiaries have good and valid title to all of their respective material properties, interests in properties and assets, real and personal, reflected on the Most Recent Balance Sheet or acquired since the Most Recent Balance Sheet Date, or, in the case of material leased properties and assets, valid leasehold interests in such properties and assets, in each case free and clean of all Liens, except in each case in this Section 3.17(a) as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 3.17(b) of the Company Disclosure Schedule sets forth a complete and correct list of each parcel of real property owned or leased by the Company or any of its Subsidiaries (the “Leased Facilities),” with the leases pursuant to which the Company or any of its Subsidiaries is a tenant of any such Leased Facility being hereinafter referred to as the “Leases”). Section 3.17(b) of the Company Disclosure Schedule also sets forth a complete and correct summary of all the Lease Facility Liability as of the date hereof. As of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect (i) the Leases are in full force and effect in accordance with their terms, (ii) the Company is not in default of any of its obligations under the Leases and (iii) to the Company’s knowledge, the landlords under the Leases are not in default of the landlords’ obligations under the Leases. The Company has not been in default of any of its obligations under any Lease on more than three occasions in the twelve months preceding the date of this Agreement. The Company and its Subsidiaries have the right to assign the Leases to the Surviving Corporation and to allow the Parent and its Subsidiaries to occupy the Leased Facilities. At the Effective Date, the premises to be conveyed or leased by the Surviving Corporation following the Closing pursuant to the Leases shall be free and clear of all subtenants and occupants other than the Surviving Corporation’s employees. Neither the Company nor any of its Subsidiaries has granted to any Person any options or encumbrances on the Leased Facilities, which would allow such Person to interfere with or limit the Surviving Corporation’s rights in the Leased Facilities during the term thereof and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any of the Leases.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, all personal property and equipment owned, leased or otherwise used by the Company or any of its Subsidiaries (i) are in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear), (ii) comply with the applicable Leases and with all applicable Laws in all material respects, and (iii) are suitable for the purposes for which they are presently used.

(d) To the Company’s knowledge, there is no condemnation, expropriation or appropriation proceeding pending or threatened against any Leased Facility or any of the improvements thereon.

(e) True and correct copies of the documents under which the Leased Facilities are leased or subleased to or utilized and/or operated by the Company and its Subsidiaries (the “Lease Documents”) have heretofore been delivered or made available to Parent. The Lease Documents are unmodified and in full force and effect.

3.18  Insurance.

(a) Section 3.18 of the Company Disclosure Schedule sets forth a list of each insurance policy and all material claims made under such policies since January 1, 2008. The Company and its Subsidiaries maintain policies of insurance with reputable companies against loss relating to their business, operations and properties and such other risks as companies engaged in similar business would, in accordance with good business practice, customarily insure (the “Company Insurance Policies”). Without limiting the foregoing, these include fire liability, commercial general liability, product liability, clinical trial, employer’s liability, workers’ compensation, business automobile insurance and directors and officers liability. All premiums due and payable under the Company Insurance Policies have been paid on a timely basis and the Company and its Subsidiaries are in compliance in all material respects with all other terms thereof. Complete and correct copies of the Company Insurance Policies have been made available to Parent.

(b) The Company Insurance Policies are in full force and effect and there are no material claims pending as of the date of this Agreement as to which coverage has been denied by the Company’s respective insurer. Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2008, all material claims thereunder have been filed in a due and timely fashion, and neither the Company nor any of its Subsidiaries has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has the Company or any of its Subsidiaries received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.19  Taxes.

(a) For purposes of this Agreement, a “Tax” means any and all federal, state, local and foreign taxes, and any assessments and other governmental charges, duties, impositions and liabilities in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity.

(b) Each of the Company and its Subsidiaries has timely filed all material federal, state, local and foreign returns, estimates, information statements and reports required to be filed by it (collectively, “Returns”) relating to any and all Taxes concerning or attributable to the Company or any of its Subsidiaries or to their operations, and all such Returns are complete and correct in all material respects.

(c) Each of the Company and its Subsidiaries (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise to the extent such payment was legally due; and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise, except for any failure to withhold that would not reasonably be expected to have a Company Material Adverse Effect.

(d) There is no material Tax deficiency proposed in writing or assessed against the Company or any of its Subsidiaries that is not accurately reflected as a liability on the Most Recent Balance Sheet, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension is currently in effect.

(e) Neither the Company nor any of its Subsidiaries has any material liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise or which accrued after the Most Recent Balance Sheet Date in the ordinary course of business.

3.20  Environmental Matters.

(a) The Company is in compliance in with all Environmental Laws (as defined below), which compliance includes the possession by the Company and its Subsidiaries of all Material Permits required under all Environmental Laws and compliance with the terms and conditions thereof, in each case except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has not received any written communication, whether from a Governmental Authority or other Person, that alleges that either the Company or any of its Subsidiaries is not in compliance with any Environmental Laws or any Material Permit required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern (as defined below) at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property, and, to the knowledge of the Company, there are no conditions existing at such facilities that would reasonably be expected to prevent or interfere with such full compliance or give rise to such liability in the future. The Company has no knowledge of any condition at any of the properties leased by the Company or any of its Subsidiaries that would have a material adverse effect on the Company or its Subsidiaries, except where such conditions would not reasonably be expected to have a Company Material Adverse Effect.

(c) To the knowledge of the Company, there are no past or present facts, circumstances or conditions, including the release of any Materials of Environmental Concern, that could reasonably be expected to give rise to any liability or result in a claim against the Company or any of its Subsidiaries under any Environmental Law except where such facts, circumstances or conditions would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company has made available to Parent true, complete and correct copies of all of the Company’s environmental audits, material assessments and documentation regarding environmental matters pertaining to, or the environmental condition of, its facilities or the compliance (or non-compliance) by the Company and its Subsidiaries with any Environmental Laws.

(e) None of the facilities ever used by the Company or any of its Subsidiaries has been a site for the Company’s or any of its Subsidiaries’ use, generation, manufacture, discharge, assembly, processing, storage, release, disposal or transportation to or from of any Materials of Environmental Concern, except for Materials of Environmental Concern used in the ordinary course of business of the Company and its Subsidiaries, all of which Materials of Environmental Concern have been stored and used in compliance with all Material Permits and Environmental Laws, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.

(f) To the Company’s knowledge, (i) no release of Materials of Environmental Concern has occurred at, from, in, to, on, or under any of the facilities used by the Company or any of its Subsidiaries and (ii) no Materials of Environmental Concern are present in, on, about or migrating to or from any such location, in each case in a manner or in quantities reasonably likely to have a Company Material Adverse Effect.

(g) Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of its or their respective predecessors or any entity previously owned by any of the foregoing, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Materials of Environmental Concern at or to any of the facilities used by the Company or any of its Subsidiaries, except in each case in compliance with applicable Environmental Laws, except where such activities would not reasonably be expected to have a Company Material Adverse Effect.

(h) To the Company’s knowledge, neither the Company nor any of its Subsidiaries is the subject of any federal, state, local or private litigation, proceedings, administrative action, or investigation involving a demand for damages or other potential liability under any Environmental Laws, and neither the Company nor any of its Subsidiaries has received or is subject to any order or decree of any Governmental Authority relating to a violation of Environmental Laws, except for any such litigation, proceeding, administrative action, investigation, liability, order, decree or violation that would not reasonably be expected to have a Company Material Adverse Effect.

(i) To the Company’s knowledge, no (i) underground storage tanks or surface impoundments, (ii) polychlorinated biphenyl containing equipment, (iii) asbestos-containing material, (iv) radon, (v) lead-based paint or (vi) urea formaldehyde exist on any property currently owned or leased by the Company or its Subsidiaries.

(j) There has been no environmental investigation, sampling data, study, audit, test, review or other analysis conducted or commissioned by the Company or any of its Subsidiaries or in the control, possession or custody of the Company or any of its Subsidiaries with respect to any property owned or leased by the Company or any of its Subsidiaries which has not been delivered to Parent prior to execution of this Agreement.

(k) The Company and its Subsidiaries, and, to the Company’s knowledge, its and their respective predecessors and each entity previously owned by any of the foregoing, have provided all notifications and warnings, made all registrations and pre-registrations, made all reports, and kept and maintained all records required pursuant to all Environmental Laws applicable to their respective material properties, interests in properties and assets, real and personal, reflected on the Most Recent Balance Sheet or acquired since the Most Recent Balance Sheet Date, except where such activities would not reasonably be expected to have a Company Material Adverse Effect.

(l) For purposes of this Agreement, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, “Environmental Law” shall mean any Law existing and in effect on the date hereof relating to pollution or protection of the environment, including any statute or regulation pertaining to the: (i) manufacture, processing, use, distribution, management, possession, treatment, storage, disposal, generation, transportation or remediation of Materials of Environmental Concern; (ii) air, water and noise pollution; (iii) the protection and use of surface water, groundwater and soil; (iv) the release or threatened release into the environment of hazardous substances, or solid or hazardous waste, including emissions, discharges, releases, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) the conservation, management, or use of natural resources and wildlife, including all endangered and threatened species; (vi) aboveground or underground storage tanks, vessels and containers; and (vii) abandoned, disposed of or discarded barrels, tanks, vessels, containers and other closed receptacles. “Materials of Environmental Concern” shall mean any substance defined as hazardous, toxic or a pollutant under any Environmental Law, and petroleum or petroleum byproducts, including medical or infectious waste, radioactive material and hazardous waste.

3.21  Intellectual Property.

(a) Each of Company and its Subsidiaries owns, is licensed or otherwise possesses legally enforceable rights to use, license and exploit all patents (including any registrations, continuations, continuations in part, divisionals, renewals, reexaminations, reissues and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans and general intangibles of like nature, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, proprietary technology, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes and methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, inventions, trade dress, logos and designs and all documentation and media constituting, describing or relating to each of the foregoing, together with all goodwill related to any of the foregoing, in each case as is necessary to conduct their respective businesses as presently conducted and as reasonably foreseeable, the absence of which would be considered reasonably likely to result in a Company Material Adverse Effect (collectively, the “Company Intellectual Property Rights”).

(b) The Company and/or its Subsidiaries exclusively own all right, title, and interest to and in Company Intellectual Property Rights identified in Section 3.21(a) of the Company Disclosure Schedule free and clear of any Liens (other than licenses and rights granted pursuant to the Contracts identified in Section 3.21(e) of

Company Disclosure Schedule). The Company Intellectual Property Rights identified in Section 3.21(b) and Section 3.21(c) of the Company Disclosure Schedule are exclusively licensed to Company and/or its Subsidiaries pursuant to the Contracts identified in Section 3.21(d) of the Company Disclosure Schedule. Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to establish, perfect, and maintain the rights of the Company and its Subsidiaries in Company Intellectual Property Rights identified in Section 3.21(a) of the Company Disclosure Schedule have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company Intellectual Property Rights owned or co-owned by the Company and/or its Subsidiaries, as indicated in Sections 3.21(a) or 3.21(b) of the Company Disclosure Schedule, has signed a valid, enforceable agreement containing an assignment of such Company Intellectual Property Rights to the Company or one of its Subsidiaries and confidentiality provisions protecting Company Intellectual Property Rights. No current or former stockholder, officer, director, or employee of the Company or its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company Intellectual Property Rights. No employee of the Company or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him from performing his duties for any of the Company and its Subsidiaries or (B) in breach of any Contract with any former employer or other Person concerning Company Intellectual Property Rights or confidentiality due to his activities as an employee of the Company or any of its Subsidiaries.

(iii) Each of the Company and its Subsidiaries has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information pertaining to the Company and its Subsidiaries or any of their marketed products, product candidates, and products in research or development.

(c) Section 3.21(a) of the Company Disclosure Schedule identifies all Company Intellectual Property Rights solely owned by the Company and/or its Subsidiaries registered with any Governmental Authority or for which an application has been filed with any Governmental Authority. Section 3.21(b) identifies all Company Intellectual Property Rights registered with any Governmental Authority or for which an application has been filed with any Governmental Authority that are exclusively licensed to Company and/or its Subsidiaries and for which the Company and/or its Subsidiaries control and/or oversee interactions with the Governmental Authority. Section 3.21(c) identifies all Company Intellectual Property Rights registered with any Governmental Authority or for which an application has been filed with any Governmental Authority that are exclusively licensed to the Company and/or its Subsidiaries, but for which the owner of the intellectual property rights controls interactions with the Governmental Authority. Each of Section 3.21(a), Section 3.21(b) and Section 3.21(c) of the Company Disclosure Schedule sets forth (i) the registration or application number, the date filed and the title, if applicable, of the registration or application and (ii) the names of the jurisdictions covered by the applicable registration or application. The term “Registered Company Intellectual Property Rights” refers to the collective contents of Sections 3.21(a), Section 3.21(b), and Section 3.21(c). Section 3.21(c) of the Company Disclosure Schedule identifies and provides a brief description of all other Company Intellectual Property Rights as of the date hereof that are material to the business of the Company and its Subsidiaries.

(d) Section 3.21(d) of the Company Disclosure Schedule sets forth (i) each Contract pursuant to which any Company Intellectual Property Right is or has been licensed, sold, assigned, or otherwise conveyed or provided to the Company or its Subsidiaries (other than (A) agreements between the Company or any of its Subsidiaries and their respective employees in the their standard forms thereof and (B) non-exclusive licenses to third-party software that is not incorporated into, or used in the development, manufacturing, testing, distribution, maintenance, or support of, any product of the Company or its Subsidiaries and that is not otherwise material to the business of any of the Company or its Subsidiaries); and (ii) whether the licenses or rights granted to the Company or its Subsidiaries in each such Contract are exclusive or non-exclusive.

(e) Section 3.21(e) of the Company Disclosure Schedule sets forth each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Intellectual Property Right. Neither the Company nor any of its Subsidiaries are bound by, and no Company Intellectual Property Right is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any of the Company or its Subsidiaries to use, exploit, assert, or enforce any Company Intellectual Property Right anywhere in the world.

(f) To the knowledge of the Company, all Registered Company Intellectual Property Rights are valid and subsisting, except as would not reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing:

(i) Each item of Registered Company Intellectual Property Rights owned by the Company and, to the knowledge of the Company, each item of Registered Company Intellectual Property Rights licensed to the Company, is in compliance with all legal requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Registered Company Intellectual Property Rights in full force and effect have been made by the applicable deadline.

(ii) As of the Closing Date, in connection with the Registered Company Intellectual Property Rights identified on Sections 3.21(a) and 3.21(b) of the Company Disclosure Schedule, all necessary registration, maintenance and renewal fees have been paid and all necessary documents and certificates have been filed with the relevant Governmental Authorities. To the knowledge of the Company, as of the Closing Date, in connection with the registered Company Intellectual Property Rights identified on Section 3.21(c) of the Company Disclosure Schedule, all necessary registration, maintenance and renewal fees have been paid and all necessary documents and certificates have been filed with the relevant Governmental Authorities.

(iii) No application for a patent or a copyright, mask work, or trademark registration or any other type of Registered Company Intellectual Property Rights filed by or on behalf of the Company or any of its Subsidiaries has been abandoned or allowed to lapse; and

(iv) Neither the Company nor its Subsidiaries have engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any such Registered Company Intellectual Property Rights. No interference, opposition, reissue or reexamination proceeding is pending or, to the best of the knowledge of Company, threatened, in which the scope, validity, or enforceability of any Company Intellectual Property Right is being, has been, or could reasonably be expected to be contested or challenged. No Registered Company Intellectual Property owned by the Company and, to the Knowledge of the Company, no Registered Company Intellectual Property licensed to the Company, has been adjudged invalid or unenforceable, in whole or in part, and there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Registered Company Intellectual Property, and the Company has no knowledge of any facts that would support any such claim.

(g) Neither the Company nor any of its Subsidiaries is, or will as a result of the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of the Merger or other transactions contemplated by this Agreement (or any of the agreements ancillary hereto) be, in breach in any material respect of any license, sublicense or other agreement relating to Company Intellectual Property Rights, or any licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries uses any patents, copyrights (including software), trademarks or other intellectual property rights of or owned by third parties (the “Company Third Party Intellectual Property Rights”), the breach of which would be considered reasonably likely to result in a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries has been named as a defendant in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Company Third Party Intellectual Property Right and, except as set forth in Section 3.21(h) of Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise) of any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Company Third Party Intellectual Property. With respect to its marketed products (including marketed products, product candidates, and products in research or development), to its knowledge, the Company does not infringe and has never infringed, misappropriated, or otherwise violated or made unlawful use of any third party intellectual property rights.

(i) To the knowledge of the Company and its Subsidiaries and except as set forth in Section 3.21(i) of the Company Disclosure Schedule, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of any Company Intellectual Property Rights.

3.22  Brokers.   No broker, financial advisor, investment banker or other financial intermediary is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, other than Aquilo Partners, L.P. (“Aquilo”).

3.23  Certain Business Practices.   Neither the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, consultant, service provider, or agent of the Company has, in the course of his or her duties on behalf of the Company: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (c) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended; or (d) made any other unlawful payment. Except as would not reasonably be expected to have a Company Material Adverse Effect, no Person has submitted to the Company, any Subsidiary or any member of the Board of Directors of either the Company or any Subsidiary any complaint concerning any material violation of Law, or any notice concerning the violation or potential violation of the federal securities or other Law, with respect to the Company or any Subsidiary, or any officer, director, employee or agent of either the Company or any Subsidiary, or concerning any violations or potential violations of the Company’s or any Subsidiary’s corporate code of conduct or code of ethics, in each case whether such notices or complaints are made pursuant to the provisions of the Sarbanes-Oxley Act of 2002 or otherwise.

3.24  Government Contracts.   Neither the Company nor any of its Subsidiaries has been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or, to the knowledge of the Company, threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of the Company, any of its Subsidiaries or, to the knowledge of the Company, the Parent (assuming that no such suspension or debarment will result solely from the identity of or actions by Parent).

3.25  Interested Party Transactions.   Between January 1, 2008 and the date of this Agreement, no event has occurred that would be required to be reported by the Company as a “Certain Relationship or Related Person Transaction” pursuant to Item 404 of Regulation S-K, which has not been previously reported.

3.26  Opinion of Financial Advisor.   The Company has received the opinion of its financial advisor, Aquilo, dated as of the date of this Agreement, to the effect that, in Aquilo’s opinion, as of such date the ratio of the shares of Parent Common Stock to be issued in exchange for each share of Company Common Stock issued and outstanding immediately prior the Effective Time as provided in this Agreement is fair, from a financial point of view, to the Company’s stockholders. The Company will provide, solely for informational purposes, a complete and correct copy of such opinion to Parent.

3.27  Company Stockholder Rights Plan.   The Company has no stockholder rights plan, stockholder rights agreements or similar agreements with any of its stockholders.

3.28  Full Disclosure.   No representation or warranty by Company in this Agreement or in any certificate furnished or to be furnished by Company to the Parent or Merger Sub pursuant to the provisions hereof, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made and as of the date so made, in order to make the statements herein or therein not misleading.

3.29  Warrants.   Except as set forth in Section 3.29 of the Company Disclosure Schedule, as of the Effective Time, all warrants to acquire Company Common Stock shall terminate with no further obligations binding upon the Company or the Surviving Company as of the Effective Time, and neither the Company nor the Surviving Company shall have any liabilities with respect thereto.

4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule provided by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), Parent represents and warrants to the Company that the statements contained in this Section 4 are true, complete and correct. The Parent Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 4, and the disclosure in any paragraph shall qualify the corresponding paragraph of this Section 4. As used in this Agreement, a “Parent Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets (including intangible assets), condition (financial or otherwise), results of operations or reasonably foreseeable prospects of Parent and Merger Sub, taken as a whole, excluding any changes, events or effects that are solely attributable to: (i) general economic conditions worldwide or (ii) conditions resulting from the announcement of this Agreement and the pendency of the Merger and other transactions contemplated hereby. In the event of any litigation regarding clause (ii) of the foregoing provision, Parent shall be required to sustain the burden of demonstrating that any such change, event or effect is directly attributable to the Merger and other transactions contemplated by this Agreement.

4.1  Organization and Qualification.   Parent is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware. Parent is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing, under the laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has provided to the Company true, complete and correct copies of its Certificate of Incorporation and Bylaws, each as amended to date. Parent is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

4.2  Subsidiaries.

(a) Section 4.2(a) of the Parent Disclosure Schedule sets forth a complete and correct list of each Subsidiary of Parent other than Merger Sub as of the date of this Agreement.

(b) Each Subsidiary of Parent is a corporation duly organized, validly existing and in corporate good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation (which in the case of Merger Sub is the State of Delaware), and is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing (to the extent such concepts are applicable), under the laws of each jurisdiction where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent are: (i) duly authorized, validly issued, fully paid, and non-assessable (to the extent such concepts are applicable); (ii) owned, directly or indirectly, by Parent (other than directors’ qualifying shares in the case of foreign Subsidiaries) free and clear of all Liens; and (iii) free of any restriction, including any restriction which prevents the payment of dividends to Parent or any other Subsidiary of Parent, or otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest other than restrictions under the Securities Act and state securities Law.

(d) None of the Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

4.3  Capital Structure.

(a) The authorized capital stock of Parent as of the date of this Agreement consists of (i) 150,000,000 shares of Parent Common Stock and (ii) 15,000,000 shares of preferred stock, $0.01 par value per share (“Parent Preferred Stock”).

(b) As of the close of business on the day prior to the date hereof: (i) 62,490,194 shares of Parent Common Stock were issued and outstanding; (ii) no shares of Parent Preferred Stock were issued or outstanding; (iii) no shares of Parent Common Stock were held in the treasury of Parent; (iv) 2,587,000 shares of Parent Common Stock (the “Parent Option Shares”) were duly reserved for future issuance pursuant to stock options granted pursuant to Parent’s option and incentive plans (the “Parent Stock Plans”); and (v) 2,000,000 shares of Parent Common Stock (the “Parent ESPP Shares”) were duly reserved for future issuance pursuant to Parent’s Employee Stock Purchase Plan; and (vi) 5,875,000 shares of Parent Common Stock (the “Parent Warrant Shares”) were duly reserved for future issuance pursuant to outstanding warrants (the “Parent Warrants”). Except as described above, there were no shares of voting or non-voting capital stock, equity interests or other securities of Parent authorized, issued, reserved for issuance or otherwise outstanding.

(c) All outstanding shares of Parent Common Stock are, and any Parent Option Shares, Parent ESPP Shares, and Parent Warrant Shares will be, if and when issued in accordance with the terms of the underlying securities described in Section 4.3(b), and all shares of Parent Common Stock to be issued in connection with the Merger will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights.

(d) There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of Parent may vote. Except as described in Section 4.3(d) of the Parent Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which Parent is a party or bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or obligating Parent to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Neither Parent nor any Subsidiary of Parent is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan or capital contribution) in any Person.

(e) All of the issued and outstanding shares of Parent Common Stock and all of the issued and outstanding Parent Warrants and Parent Stock Options were issued in compliance in all material respects with all applicable federal and state securities Law.

(f) Parent has previously made available to the Company a complete and correct list of the holders of all Parent Stock Options and Parent Warrants outstanding as of the date specified therein, including: (i) the date of grant or issuance; (ii) the exercise price; (iii) the vesting schedule and expiration date; and (iv) any other material terms, including any terms regarding the acceleration of vesting (other than those set forth in the Parent Stock Plans).

(g) There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) or other security or equity interests of the Parent. There are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of Parent or any of its Subsidiaries or assets or calculated in accordance therewith of Parent, except as set forth in the Parent SEC Reports, or to cause Parent or any of its Subsidiaries to file a registration statement under the Securities Act, except for such rights as have been satisfied, or which otherwise relate to the registration of any securities of Parent or any of its Subsidiaries.

(h) There are no voting trusts, proxies or other agreements, commitments or understandings to which Parent or any of its Subsidiaries or, to the knowledge of Parent, any of the stockholders of Parent, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company or any of its Subsidiaries.

4.4  Authority; No Conflict; Required Filings.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, and, subject to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock in accordance with the rules of the NGM and Parent’s Certificate of Incorporation (the “Parent Stockholder Approval”) to perform its obligations hereunder and consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Merger Sub, and, subject to obtaining the Parent Stockholder Approval, the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation by each of Parent and Merger Sub of the Merger and other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.

(b) This Agreement has been duly executed and delivered by Parent and the Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(c) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation by each of Parent and Merger Sub of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or result in the creation of any Liens in or upon any of the properties or other assets of Parent or any of its Subsidiaries under any provision of: (i) the Certificate of Incorporation, Bylaws or other equivalent organizational documents of Parent or any of its Subsidiaries; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to Parent or any of its Subsidiaries, or by which any of their respective properties or assets is bound; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of their respective properties is bound, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that could not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or impair in any material respect the ability of the Parties to consummate the Merger.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by Parent or any of its Subsidiaries in connection with the execution and delivery by each of Parent and Merger Sub of this Agreement or the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby except for: (i) compliance with any applicable requirements under the HSR Act and any other Law; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; (iii) filings under and compliance with any applicable requirements under the Securities Act; (iv) filings under and compliance with any applicable requirements under the Exchange Act; (v) compliance with any applicable state securities, takeover or so-called “Blue Sky” Laws; (vi) compliance with any applicable requirements under the rules of the NGM; and (vii) such consents, approvals, orders or authorizations, or registrations, declarations or filings, which, if not obtained or made, would not reasonably be expected to have a Parent Material Adverse Effect.

4.5  Board Approval; Required Vote.

(a) The Boards of Directors of Parent and Merger Sub have, at meetings duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement; (ii) determined that the

Merger and other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Parent and Merger Sub and their stockholders; (iii) resolved to recommend to the stockholders of Parent the adoption of this Agreement (the “Parent Board Recommendation”); and (iv) directed that this Agreement be submitted to the stockholders of Parent for their adoption.

(b) The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock of Parent necessary to adopt this Agreement.

4.6  SEC Filings; Sarbanes-Oxley Act.

(a) Since January 1, 2008, Parent has timely filed all forms, reports and documents required to be filed by Parent with the SEC, including all exhibits required to be filed therewith (including any forms, reports and documents filed after the date hereof, the “Parent SEC Reports”). The Parent SEC Reports: (i) were timely filed; (ii) at the time filed complied (or will comply when filed, as the case may be) as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be; and (iii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. There are no pending, unresolved comments from the Staff of the SEC with respect to any filing or submission made by the Company with the SEC, whether under the Securities Act or the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (collectively, the “Parent Financial Statements”), at the time filed, (i) complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC, and (iii) fairly presented, in all material respects, the consolidated financial position of Parent and its Subsidiaries as at the dates indicated and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements for the absence of footnotes and normal year-end adjustments which were not material in amount.

(c) Each Parent SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date of such registration or any post-effective amendment thereto became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) The management of Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent has complied with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or under the Exchange Act. Each Parent SEC Report that was required to be accompanied by a certification required to be filed or submitted by Parent’s principal executive officer or Parent’s principal financial officer was accompanied by such certification and at the time of filing such certification was true and accurate.

(e) The management of Parent has (i) established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting identified by the management of Parent which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has disclosed to the Company prior to the date hereof all disclosures described in clause (ii) of the immediately preceding sentence made prior to the date of this Agreement based on its most recent evaluation of internal control over financial reporting.

4.7  Absence of Undisclosed Liabilities.   Parent and its Subsidiaries do not have any material liabilities or obligations of the type required to be reflected in financial statements and notes thereto prepared in accordance with GAAP, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, other than: (i) liabilities reflected or reserved against on the balance sheet contained in Parent’s Form 10-Q (the “Parent’s Most Recent Balance Sheet”) filed with the SEC on August 13, 2009; and (ii) liabilities or obligations incurred since July 31, 2009 (the “Parent’s Most Recent Balance Sheet Date”) in the ordinary course of business consistent with past practice.

4.8  Absence of Certain Changes or Events.   Since the Parent’s Most Recent Balance Sheet Date, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, and there has not been (i) any action, event or occurrence which has had, or could reasonably be expected to have, a Parent Material Adverse Effect; or (ii) any other action, event or occurrence that would have required the consent of the Company pursuant to Section 5.2 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9  Agreements, Contracts and Commitments.

(a) Parent has made available to the Company, or has filed as an exhibit to a Parent SEC Report, a complete and correct copy of each material agreement or contract to which it is a party as of the date of this Agreement, including any agreement or contract that (i) is required to be filed as an exhibit to, or otherwise incorporated by reference in, the Parent SEC Reports pursuant to Item 601(a)(1) of Regulation S-K, or (ii) which has been entered into by Parent or any of its Subsidiaries since the Most Recent Balance Sheet Date and will be required to be filed by Parent with the SEC pursuant to Item 601(a)(1) of Regulation S-K (collectively, the “Parent Material Contracts”).

(b) Neither Parent nor any of its Subsidiaries is in breach, or has received in writing any claim that it is in breach, of any of the terms or conditions of any Parent Material Contract in such a manner as would permit any other party thereto to cancel or terminate the same or to collect material damages from Parent or any of its Subsidiaries.

(c) Each Parent Material Contract that has not expired or otherwise been terminated in accordance with its terms is in full force and effect and to the knowledge of Parent, no other party to such contract is in default under such contract.

4.10  Compliance with Law.   Parent is, and since January 1, 2008 has been, in compliance in all material respects with all applicable laws and judgments of any Governmental Authority applicable to its businesses or operations. There is no pending, or to Parent’s knowledge, threatened claim, demand or investigation alleging a violation by Parent of any applicable law or judgment of any Governmental Authority applicable to its businesses or operations.

4.11  Material Permits.

(a) Except as may be disclosed in Section 4.11 of the Parent Disclosure Schedule, Parent possesses all material licenses, certificates, permits, consents, orders, approvals and authorizations from United States and foreign government authorities, including, without limitation, the FDA and any agency of any foreign government and any other foreign regulatory authority exercising authority comparable to that of the FDA (including any non-governmental entity whose approval or authorization is required under foreign law comparable to that administered by the FDA) (each a “Parent Material Permit”) that are necessary to the ownership of the Parent’s property or to the conduct of its business in the manner and to the extent now conducted. A list of such Material Permits is set forth on Section 4.11 of the Parent Disclosure Schedule. Each issued Parent Material Permit is currently in full force and effect, and no proceeding has been instituted or is pending or, to the best of the Parent’s knowledge, is contemplated or threatened, which in any manner adversely affects or draws into question the validity or effectiveness thereof or relates in any way to the revocation or modification thereof. The Parent and its Subsidiaries are in compliance with all such Parent Material Permits, except for any failures to be in compliance that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as disclosed in Section 4.11 of the Parent Disclosure Schedule (1) each Investigational New Drug application (“IND”) submitted by the Parent to the FDA or similar application submitted by the Parent to foreign regulatory bodies, and related documents and information, was submitted and maintained in compliance in all material respects with applicable statutes, rules and regulations administered or promulgated by the FDA or other regulatory body, (2) the studies, tests and preclinical and clinical trials that were or are being conducted by or on behalf of the Parent either were or are being conducted, to the best of the Company’s knowledge, in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Parent; and the drug substances used in the clinical trials have been manufactured to the best of the Parent’s knowledge, under current Good Manufacturing Practices, and (3) the Parent uses commercially reasonable efforts to review, from time to time, the progress and results of the studies, tests and preclinical and clinical trials and, based upon (i) the information provided to the Parent by the third parties conducting such studies, tests and preclinical and clinical trials and the Parent’s review of such information, and (ii) the Parent’s actual knowledge, the Parent reasonably believes that such descriptions of the results of such studies, tests and preclinical and clinical trials are accurate and complete in all material respects. The Parent has not received any notices or correspondence from the FDA or any foreign, state or local governmental body exercising comparable authority requiring the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Parent. No filing or submission to the FDA or any other regulatory body, that was intended to be the basis for any approval of the Parent’s product candidates, contains, to the knowledge of the Parent, any material omission or, to the knowledge of the Parent, material false information.

4.12  Litigation and Product Liability.   There is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of Parent, threatened in writing, against Parent or any of its Subsidiaries which, if decided adversely might (a) be considered reasonably likely to result in (i) a Parent Material Adverse Effect or (ii) damages payable by Parent or any of its Subsidiaries in excess of $100,000 in the aggregate, or (b) otherwise impair in any material respect the ability of the Parties to consummate the Merger and other transactions contemplated by this Agreement on a timely basis. No product liability claims have been asserted or, to the knowledge of Parent, threatened against Parent or in respect of any product or product candidate tested, researched, developed, manufactured, marketed, distributed, handled, stored, or sold by, on behalf of or in cooperation with Parent.

4.13  Restrictions on Business Activities.   There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has the effect of prohibiting or materially impairing (a) any current or future business practice of Parent or any of its Subsidiaries or (b) any acquisition of any Person or property by Parent or any of its Subsidiaries, except in each of clauses (a) and (b) for any such prohibitions or impairments that would not reasonably be expected to have a Parent Material Adverse Effect.

4.14  Employee Benefit Plans.

(a) Section 4.14 of the Parent Disclosure Schedule lists, as of the date of this Agreement, all material employee benefit plans (as defined in Section 3(3) of ERISA), all bonus, stock or other security option, stock or other security purchase, stock or other security appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, all insurance and other similar fringe or employee benefit plans, programs or arrangements, and all current or former employment or executive compensation or severance agreements, written or otherwise, which have ever been sponsored or maintained or entered into for the benefit of, or relating to, any present or former employee or director of Parent, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Parent within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (a “Parent ERISA Affiliate”), whether or not such plan is terminated (together, the “Parent Employee Plans”). Parent has provided to the Company the correct and complete copies of (where applicable) (i) all plan documents, summary plan descriptions, summaries of material modifications, amendments, and resolutions related to such plans, (ii) the most recent determination letters received from the IRS, (iii) the three most recent Form 5500 Annual Reports and summary annual reports, (iv) the most recent audited financial statement and actuarial valuation, and (v) all related agreements, insurance contracts and other agreements which implement each such Parent Employee Plan.

(b) (i) There has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Parent Employee Plan, (ii) there are no claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against any Parent Employee Plan or against the assets of any Parent Employee Plan, nor are there any current or threatened Liens on the assets of any Parent Employee Plan, (iii) all Parent Employee Plans conform to, and in their operation and administration are in all respects in compliance with the terms thereof and requirements prescribed by any and all Law (including ERISA and the Code and all applicable requirements for notification, reporting and disclosure to participants or the Department of Labor, IRS or Secretary of the Treasury), (iv) Parent and Parent ERISA Affiliates have performed all obligations required to be performed by them under, are not in default under or violation of, and Parent has no knowledge of any default or violation by any other party with respect to, any of the Parent Employee Plans, (v) each Parent Employee Plan intended to qualify under Section 401(a) of the Code and each corresponding trust exempt under Section 501 of the Code has received or is the subject of a favorable determination or opinion letter from the IRS, and nothing has occurred which may be expected to cause the loss of such qualification or exemption, (vi) all contributions required to be made to any Parent Employee Plan pursuant to Section 412 of the Code or otherwise, the terms of the Parent Employee Plan or any collective bargaining agreement, have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Parent Employee Plan for the current plan years, (vii) the transaction contemplated herein will not directly or indirectly result in an increase of benefits, acceleration of vesting or acceleration of timing for payment of any benefit to any participant or beneficiary, (viii) each Parent Employee Plan, if any, which is maintained outside of the United States has been operated in all material respects in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Parent Employee Plan is present or operates and, to the extent relevant, the United States and (ix) neither Parent nor any Parent ERISA Affiliate has ever made a complete or partial withdrawal from a Multiemployer Plan (as such term is defined in Section 3(37) of ERISA) resulting in “withdrawal liability” (as such term is defined in Section 4201 of ERISA), without regard to any subsequent waiver or reduction under Section 4207 or 4208 of ERISA, except in each case in this Section 4.13(b) as would not reasonably be expected to have a Parent Material Adverse Effect.

(c) No Parent Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither Parent nor any Parent ERISA Affiliate has ever partially or fully withdrawn from any such plan. No Parent Employee Plan is a Multiemployer Plan or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither the Company nor any Parent ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(d) Each Parent Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) has been operated in compliance with all Law applicable to such plan, its terms, and with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the Code and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable, except for such failures to comply as would not reasonably be expected to have a Parent Material Adverse Effect. No Parent Employee Plan or written or oral agreement exists which obligates Parent or any Parent ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee or director of Parent or any Parent ERISA Affiliate following such employee’s, former employee’s or director’s termination of employment with Parent or any Parent ERISA Affiliate, including retiree medical, health or life benefits, other than COBRA Coverage or other applicable Law.

(e) Except as set forth on Schedule 4.13(e) of the Parent Disclosure Schedule, no Parent Employee Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self-funded, self-insured or funded through the general assets of Parent or a Parent ERISA Affiliate. Except as set forth on Section 3.13(e) of the Parent Disclosure Schedule, no Parent Employee Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.

(f) All contributions due and payable on or before the Closing Date in respect of any Parent Employee Plan have been made in full and proper form, or adequate accruals in accordance with generally accepted accounting principles have been provided for in the Parent’s Financial Statements for all other contributions or amounts in respect of the Parent Employee Plans for periods ending on the Closing Date.

(g) The consummation of the transactions contemplated by this Agreement will not, except as set forth in Section 4.13(g) of the Parent Disclosure Schedule, (A) entitle any individual to severance or separation benefits or any other payment, or (B) accelerate the time of payment or vesting, or increase the amount, of compensation due to any individual. No payment, either alone or when aggregated with all other payments, made or contemplated under any Parent Employee Plan or other benefit arrangement constitutes an “excess parachute payment” within the meaning of Section 280G of the Code.

(h) With respect to each Parent Employee Plan, (A) there are no restrictions on the ability of the sponsor of each Parent Employee Plan to amend or terminate any Parent Employee Plan, Parent has expressly reserved in itself the right to amend, modify or terminate any such Parent Employee Plan, or any portion of it, and has made no representations (whether orally or in writing) which would conflict with or contradict such reservation or right; and (B) Parent has satisfied any and all bond coverage requirements of ERISA.

(i) Each Parent Employee Plan which is covered by Section 409A of the Code is in compliance with Section 409A of the Code and the final regulations thereunder.

(j) No Parent Employee Plan presents any risk of liability to Parent, its assets or stock, including a risk of Lien against Parent, its assets or stock whether before or on or after the Closing.

(k) Neither Parent nor any of its Parent ERISA Affiliates or Subsidiaries is a party to any written: (i) union or collective bargaining agreement; (ii) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; or (iii) agreement with any current or former employee of Parent or any of its Parent ERISA Affiliates or Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $250,000 per annum.

(l) Section 4.13(l) of the Parent Disclosure Schedule sets forth a true and complete list of each current or former employee, officer, director or investor of Parent who holds, as of the date hereof, any option, warrant or other right to purchase shares of capital stock of Parent, together with the number of shares subject to such option, warrant or right, the date of grant or issuance of such option, warrant or right, the extent to which such option, warrant or right is vested and/or exercisable, the exercise price of such option, warrant or right, whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of each such option, warrant and right. Section 4.13(l) of the Parent Disclosure Schedule also sets forth the total number of such options, warrants and rights. True, complete and correct copies of each agreement (including all amendments and modifications thereto) between Parent and each holder of such options, warrants and rights relating to the same have been furnished to the Company and are listed in Section 4.14(lm) of the Parent Disclosure Schedule.

4.15  Labor and Employment Matters.

(a) (i) To the knowledge of Parent, there are no material labor grievances pending or, to the knowledge of Parent, threatened between Parent or its Subsidiaries, on the one hand, and any of their respective employees or former employees, on the other hand; and (ii) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union contract applicable to persons employed by Parent or its Subsidiaries, nor, to the knowledge of Parent, are there any activities or proceedings of any labor union to organize any such employees. Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent has not received written notice of any pending charge by any Governmental Authority of (i) an unfair labor practice as defined in the National Labor Relations Act, as amended; (ii) safety violations under the Occupational Safety and Health Act violations; (iii) wage or hour violations; (iv) discriminatory acts or practices in connection with employment matters; or (v) claims by governmental agencies that Parent has failed to comply with any material Law relating to employment or labor matters. Parent is not currently and has not been the subject of any threatened or actual “whistleblower” or similar claims by past or current employees or any other persons.

(b) Parent is currently in compliance with all Law relating to employment, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority all amounts required to be withheld from Parent employees and is not liable for any arrears of wages, taxes penalties or other sums for failing to comply with any of the foregoing, except in each case in this Section 4.15(b) as would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as otherwise set forth in Section 4.15(c) of the Parent Disclosure Schedule, (i) all contracts of employment to which Parent or, to the knowledge of Parent, any of its Subsidiaries is a party are terminable by Parent or its Subsidiaries on three months’ or less notice without penalty; (ii) there are no legally binding established practices, plans or policies of Parent or, to the knowledge of Parent, any of its Subsidiaries, in relation to, the termination of employment of any of its employees (whether voluntary or involuntary); (iii) neither Parent nor, to the knowledge of Parent, any of its Subsidiaries has any outstanding liability to pay compensation for loss of office or employment or a severance payment to any present or former employee or to make any payment for breach of any agreement listed in Section 4.15(c) of the Parent Disclosure Schedule; and (iv) there is no term of employment of any employee of Parent or, to the knowledge of Parent, any of its Subsidiaries which shall entitle that employee to treat the consummation of the Merger as amounting to a breach of his contract of employment or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

(d) Section 4.15(d) of the Parent Disclosure Schedule sets forth a list of the Parent’s employees as of the date hereof including such employee’s job title, current compensation rate, and accrued unpaid leave or vacation.

(e) Section 4.15(e) of the Parent Disclosure Schedule sets forth a list of those employees who have been terminated or have resigned during the 90-day period ending on the date hereof.

(f) Section 4.15(f) of the Parent Disclosure Schedule sets forth a list of each employment agreement to which Parent is a party that contains change of control provisions.

(g) Section 4.15(g) of the Parent Disclosure Schedule sets forth a list of the Parent employees as of the date hereof that have not executed a confidentiality agreement or an invention assignment agreement with Parent, the forms of which agreements have been provided to the Company.

4.16  Registration Statement; Proxy Statement/Prospectus.

(a) The information to be supplied by Parent for inclusion (or incorporation by reference, as the case may be) in the Registration Statement shall not, at the time the Registration Statement is declared effective by the SEC and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(b) The information to be supplied by Parent for inclusion (or incorporation by reference, as the case may be) in the Proxy Statement shall not on the date the Proxy Statement is first mailed to the stockholders of the Company and Parent, at the time of the Special Meetings and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or otherwise necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(c) The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.17  Properties and Assets.

(a) Other than the properties and assets disposed of by Parent and its Subsidiaries in the ordinary course of business since the Parent’s Most Recent Balance Sheet Date, Parent and its Subsidiaries have good and valid title to or, with respect to leased property, valid leasehold interests in, all of their respective properties, interests in material properties and assets, real and personal, in each case free and clear of Liens, except in each case in this Section 4.17 as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Section 4.17(b) of the Parent Disclosure Schedule sets forth a complete and correct list of each parcel of real property owned or leased by the Parent or any of its Subsidiaries (the “Parent Leased Facilities,” with the leases pursuant to which the Parent or any of its Subsidiaries is a tenant of any such Parent Leased Facility being hereinafter referred to as the “Parent Leases”). As of the date of this Agreement, except as would not reasonably be expected to have a Parent Material Adverse Effect (i) the Parent Leases are in full force and effect in accordance with their terms, (ii) the Parent is not in default of any of its obligations under the Parent Leases and (iii) to the Parent’s knowledge, the landlords under the Leases are not in default of the landlords’ obligations under the Parent Leases. The Parent has not been in default of any of its obligations under any Parent Lease on more than three occasions in the twelve months preceding the date of this Agreement. No event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any of the Parent Leases.

(c) Except as would not reasonably be expected to have a Parent Material Adverse Effect, all personal property and equipment owned, leased or otherwise used by the Parent or any of its Subsidiaries (i) are in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear), (ii) comply with the applicable Parent Leases and with all applicable Laws in all material respects, and (iii) are suitable for the purposes for which they are presently used.

(d) To the Parent’s knowledge, there is no condemnation, expropriation or appropriation proceeding pending or threatened against any Parent Leased Facility or any of the improvements thereon.

(e) True and correct copies of the documents under which the Parent Leased Facilities are leased or subleased to or utilized and/or operated by the Company and its Subsidiaries (the “Parent Lease Documents”) have heretofore been delivered or made available to Company. The Parent Lease Documents are unmodified and in full force and effect.

4.18  Insurance.

(a) Section 4.18 of the Parent Disclosure Schedule sets forth a list of each insurance policy and all material claims made under such policies since January 1, 2008. Parent and its Subsidiaries maintain policies of insurance with reputable companies against loss relating to their business, operations and properties and such other risks as companies engaged in similar business would, in accordance with good business practice, customarily insure (the “Parent Insurance Policies”). Without limiting the foregoing, these include fire liability, commercial general liability, product liability, clinical trial, employer’s liability, workers’ compensation, business automobile insurance and directors and officers liability. All premiums due and payable under the Parent Insurance Policies have been paid on a timely basis and Parent and its Subsidiaries are in compliance in all material respects with all other terms thereof. Complete and correct copies of the Parent Insurance Policies have been made available to the Company.

(b) The Parent Insurance Policies are in full force and effect and there are no material claims pending as of the date of this Agreement as to which coverage has been denied by Parent’s respective insurer. Except as would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2002, all material claims thereunder have been filed in a due and timely fashion, and neither Parent nor any of its Subsidiaries has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has Parent or any of its Subsidiaries received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

4.19  Taxes.

(a) Each of Parent and its Subsidiaries has timely filed all material federal, state, local and foreign Returns relating to any and all Taxes concerning or attributable to Parent or any of its Subsidiaries or to their operations, and all such Returns are complete and correct in all material respects.

(b) Each of Parent and its Subsidiaries (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise to the extent such payment was legally due; and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise, except for any failure to withhold that would not reasonably be expected to have a Company Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries has any material liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Parent’s Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise or which accrued after the Parent’s Most Recent Balance Sheet Date in the ordinary course of business.

4.20  Environmental Matters.

(a) Parent is in compliance in with all Environmental Laws, which compliance includes the possession by Parent and its Subsidiaries of all Material Permits required under all Environmental Laws and compliance with the terms and conditions thereof, in each case except where the failure to so comply would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has not received any written communication, whether from a Governmental Authority or other Person, that alleges that either Parent or any of its Subsidiaries is not in compliance with any Environmental Laws or any Material Permit required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property, and, to the knowledge of Parent, there are no conditions existing at such facilities that would reasonably be expected to prevent or interfere with such full compliance or give rise to such liability in the future. Parent has no knowledge of any condition at any of the properties leased by Parent or any of its Subsidiaries that would have a material adverse effect on Parent or its Subsidiaries, except where such conditions would not reasonably be expected to have a Parent Material Adverse Effect.

(c) To the knowledge of the Parent, there are no past or present facts, circumstances or conditions, including the release of any Materials of Environmental Concern, that could reasonably be expected to give rise to any liability or result in a claim against Parent or any of its Subsidiaries under any Environmental Law except where such facts, circumstances or conditions would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Parent has made available to the Company true, complete and correct copies of all of Parent’s environmental audits, material assessments and documentation regarding environmental matters pertaining to, or the environmental condition of, its facilities or the compliance (or non-compliance) by Parent and its Subsidiaries with any Environmental Laws.

(e) None of the facilities ever used by Parent or any of its Subsidiaries has been a site for the Parent’s or any of its Subsidiaries’ use, generation, manufacture, discharge, assembly, processing, storage, release, disposal or transportation to or from of any Materials of Environmental Concern, except for Materials of Environmental Concern used in the ordinary course of business of Parent and its Subsidiaries, all of which Materials of Environmental Concern have been stored and used in compliance with all Material Permits and Environmental

Laws, except where the failure to so comply would not reasonably be expected to have a Parent Material Adverse Effect.

(f) To the Parent’s knowledge, (i) no release of Materials of Environmental Concern has occurred at, from, in, to, on, or under any of the facilities used by the Parent or any of its Subsidiaries and (ii) no Materials of Environmental Concern are present in, on, about or migrating to or from any such location, in each case in a manner or in quantities reasonably likely to have a Parent Material Adverse Effect.

(g) Neither Parent nor any of its Subsidiaries, nor, to the Parent’s knowledge, any of its or their respective predecessors or any entity previously owned by any of the foregoing, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Materials of Environmental Concern at or to any of the facilities used by the Company or any of its Subsidiaries, except in each case in compliance with applicable Environmental Laws, except where such activities would not reasonably be expected to have Parent Material Adverse Effect.

(h) To the Parent’s knowledge, neither Parent nor any of its Subsidiaries is the subject of any federal, state, local or private litigation, proceedings, administrative action, or investigation involving a demand for damages or other potential liability under any Environmental Laws, and neither Parent nor any of its Subsidiaries has received or is subject to any order or decree of any Governmental Authority relating to a violation of Environmental Laws, except for any such litigation, proceeding, administrative action, investigation, liability, order, decree or violation that would not reasonably be expected to have a Parent Material Adverse Effect.

(i) To the Parent’s knowledge, no underground storage tanks or surface impoundments exist on any property currently owned or leased by Parent or its Subsidiaries.

(j) There has been no environmental investigation, sampling data, study, audit, test, review or other analysis conducted or commissioned by Parent or any of its Subsidiaries or in the control, possession or custody of Parent or any of its Subsidiaries with respect to any property owned or leased by Parent or any of its Subsidiaries which has not been delivered to the Company prior to execution of this Agreement.

(k) Parent and its Subsidiaries, and, to Parent’s knowledge, its and their respective predecessors and each entity previously owned by any of the foregoing, have provided all notifications and warnings, made all registrations and pre-registrations, made all reports, and kept and maintained all records required pursuant to all Environmental Laws applicable to their respective material properties, interests in properties and assets, real and personal, reflected on the Parent’s Most Recent Balance Sheet or acquired since the Parent’s Most Recent Balance Sheet Date, except where such activities would not reasonably be expected to have a Parent Material Adverse Effect.

4.21  Intellectual Property.

(a) Each of Parent and its Subsidiaries owns, is licensed or otherwise possesses legally enforceable rights to use, license and exploit all patents (including any registrations, continuations, continuations in part, divisionals, renewals, reexaminations, reissues and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans and general intangibles of like nature, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, proprietary technology, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes and methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, inventions, trade dress, logos and designs and all documentation and media constituting, describing or relating to each of the foregoing, together with all goodwill related to any of the foregoing, in each case as is necessary to conduct their respective businesses as presently conducted and as reasonably foreseeable, the absence of which would be considered reasonably likely to result in a Parent Material Adverse Effect (collectively, the “Parent Intellectual Property Rights”).

(b) Parent and/or its Subsidiaries exclusively own all right, title, and interest to and in Parent Intellectual Property Rights identified in Section 4.21(a) of the Parent Disclosure Schedule free and clear of any Liens (other than licenses and rights granted pursuant to the Contracts identified in Section 4.21(e) of Parent

Disclosure Schedule). The parent Intellectual Property Rights identified in Section 4.21(b) and Section 4.21(c) of the Parent Disclosure Schedule are exclusively licensed to Parent and/or its Subsidiaries pursuant to the Contracts identified in Section 4.21(d) of Parent Disclosure Schedule. Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to establish, perfect, and maintain the rights of Parent and its Subsidiaries in Parent Intellectual Property Rights identified in Section 4.21(a) of Parent Disclosure Schedule have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any Parent Intellectual Property Rights owned or co-owned by Parent and/or its Subsidiaries, as indicated in Sections 4.21(a) or 4.21(b) of Parent Disclosure Schedule, has signed a valid, enforceable agreement containing an assignment of such Parent Intellectual Property Rights to Parent or one of its Subsidiaries and confidentiality provisions protecting Parent Intellectual Property Rights. No current or former stockholder, officer, director, or employee of Parent or its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Parent Intellectual Property Rights. No employee of Parent or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him from performing his duties for any of Parent and its Subsidiaries or (B) in breach of any Contract with any former employer or other Person concerning Parent Intellectual Property Rights or confidentiality due to his activities as an employee of Parent or any of its Subsidiaries.

(iii) Each of Parent and its Subsidiaries has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information pertaining to Parent and its Subsidiaries or any of their marketed products, product candidates, and products in research or development.

(c) Section 4.21(a) of Parent Disclosure Schedule identifies all Parent Intellectual Property Rights solely owned by Parent and/or its Subsidiaries registered with any Governmental Authority or for which an application has been filed with any Governmental Authority. Section 4.21(b) identifies all Parent Intellectual Property Rights registered with any Governmental Authority or for which an application has been filed with any Governmental Authority that are exclusively licensed to Parent and/or its Subsidiaries and for which Parent and/or its Subsidiaries control and/or oversee interactions with the Governmental Authority. Section 4.21(c) identifies all Parent Intellectual Property Rights registered with any Governmental Authority or for which an application has been filed with any Governmental Authority that are exclusively licensed to Parent and/or its Subsidiaries, but for which the owner of the intellectual property rights controls interactions with the Governmental Authority. Each of Section 4.21(a), Section 4.21(b) and Section 4.21(c) of Parent Disclosure Schedule sets forth (i) the registration or application number, the date filed and the title, if applicable, of the registration or application and (ii) the names of the jurisdictions covered by the applicable registration or application. The term “Registered Parent Intellectual Property Rights” refers to the collective contents of Sections 4.21(a), Section 4.21(b), and Section 4.21(c). Section 4.21(c) of Parent Disclosure Schedule identifies and provides a brief description of all other Parent Intellectual Property Rights as of the date hereof that are material to the business of Parent and its Subsidiaries.

(d) Section 4.21(d) of Parent Disclosure Schedule sets forth (i) each Contract pursuant to which any Parent Intellectual Property Right is or has been licensed, sold, assigned, or otherwise conveyed or provided to Parent or its Subsidiaries (other than (A) agreements between Parent or any of its Subsidiaries and their respective employees in the their standard forms thereof and (B) non-exclusive licenses to third-party software that is not incorporated into, or used in the development, manufacturing, testing, distribution, maintenance, or support of, any product of Parent or its Subsidiaries and that is not otherwise material to the business of any of Parent or its Subsidiaries); and (ii) whether the licenses or rights granted to Parent or its Subsidiaries in each such Contract are exclusive or non-exclusive.

(e) Section 4.21(e) of Parent Disclosure Schedule sets forth each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent Intellectual Property Right. Neither Parent nor any of its Subsidiaries are bound by, and no Parent Intellectual Property Right is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any of Parent or its Subsidiaries to use, exploit, assert, or enforce any Parent Intellectual Property Right anywhere in the world.

(f) To the Knowledge of Parent, all Registered Parent Intellectual Property Rights are valid and subsisting, except as would not reasonably be expected to have a Parent Material Adverse Effect. Without limiting the generality of the foregoing:

(i) Each item of Registered Parent Intellectual Property Rights owned by Parent and, to the Knowledge of Parent, each item of Registered Parent Intellectual Property Rights licensed to Parent, is in compliance with all legal requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Registered Parent Intellectual Property Rights in full force and effect have been made by the applicable deadline.

(ii) As of the Closing Date, in connection with the Registered Parent Intellectual Property Rights identified on Sections 4.21(a) and 4.21(b) of the Parent Disclosure Schedule, all necessary registration, maintenance and renewal fees have been paid and all necessary documents and certificates have been filed with the relevant Governmental Authorities. To the Knowledge of Parent, as of the Closing Date, in connection with the registered Parent Intellectual Property Rights identified on Section 4.21(c) of the Parent Disclosure Schedule, all necessary registration, maintenance and renewal fees have been paid and all necessary documents and certificates have been filed with the relevant Governmental Authorities.

(iii) No application for a patent or a copyright, mask work, or trademark registration or any other type of Registered Parent Intellectual Property Rights filed by or on behalf of Parent or any of its Subsidiaries has been abandoned or allowed to lapse; and

(iv) Neither Parent nor its Subsidiaries have engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any such Registered Parent Intellectual Property Rights. Except as set forth in Section 4.21(f) of the Parent Disclosure Schedule, no interference, opposition, reissue or reexamination proceeding is pending or, to the best of the knowledge of Parent, threatened, in which the scope, validity, or enforceability of any Parent Intellectual Property Right is being, has been, or could reasonably be expected to be contested or challenged. No Registered Parent Intellectual Property owned by Parent and, to the Knowledge of Parent, no Registered Parent Intellectual Property licensed to Parent, has been adjudged invalid or unenforceable, in whole or in part, and there is no pending or, to the Knowledge of Parent, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Registered Parent Intellectual Property, and Parent has no knowledge of any facts that would support any such claim.

(g) Neither Parent nor any of its Subsidiaries is, or will as a result of the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of the Merger or other transactions contemplated by this Agreement (or any of the agreements ancillary hereto) be, in breach in any material respect of any license, sublicense or other agreement relating to Parent Intellectual Property Rights, or any licenses, sublicenses and other agreements as to which Parent or any of its Subsidiaries is a party and pursuant to which Parent or any of its Subsidiaries uses any patents, copyrights (including software), trademarks or other intellectual property rights of or owned by third parties (the “Parent Third Party Intellectual Property Rights”), the breach of which would be considered reasonably likely to result in a Parent Material Adverse Effect.

(h) Neither Parent nor any of its Subsidiaries has been named as a defendant in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Parent Third Party Intellectual Property Right and, except as set forth in Section 4.21(h) of Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise) of any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Parent Third Party Intellectual Property. With respect to its marketed products (including marketed products, product candidates, and products in research or development), to its knowledge, Parent does not infringe and has never infringed, misappropriated, or otherwise violated or made unlawful use of any third party intellectual property rights.

(i) To the knowledge of Parent and its Subsidiaries and except as set forth in Section 4.21(i) of Parent Disclosure Schedule, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of any Parent Intellectual Property Rights.

4.22  Certain Business Practices.   Neither Parent, its Subsidiaries or, to the knowledge of the Parent, any director, officer, employee or agent of the Parent has, in the course of his or her duties on behalf of Parent, except as would not reasonably be expected to have a Parent Material Adverse Effect: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (c) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended; or (d) made any other unlawful payment. Except as would not reasonably be expected to have a Parent Material Adverse Effect, no Person has submitted to Parent, any Subsidiary or any member of the Board of Directors of either Parent or any Subsidiary any written complaint concerning any material violation of Law, or any notice concerning the violation or potential violation of the federal securities or other Law, with respect to Parent or any Subsidiary, or any officer, director, employee or agent of either Parent or any Subsidiary, or concerning any violations or potential violations of Parent’s or any Subsidiary’s corporate code of conduct or code of ethics, in each case whether such notices or complaints are made pursuant to the provisions of SOX or otherwise.

4.23  Government Contracts.  Neither Parent nor any of its Subsidiaries has been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or, to the knowledge of Parent, threatened, except for any such suspension or debarment that would not reasonably be expected to have a Parent Material Adverse Effect.

4.24  Brokers.   No broker, financial advisor, investment banker or other financial intermediary is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, other than Houlihan Lokey Howard and Zukin Financial Advisors, Inc. (“Houlihan Lokey”).

4.25  Interested Party Transactions.   Between January 1, 2008 and the date of this Agreement, no event has occurred that would be required to be reported by Parent as a “Certain Relationship or Related Party Transaction” pursuant to Item 404 of Regulation S-K, which has not been previously reported.

4.26  Opinion of Financial Advisor.   Parent has received the opinion of its financial advisor, Houlihan Lokey, to the effect that, in Houlihan Lokey’s opinion, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to Parent. Parent has provided will provide, solely for informational purposes, a complete and correct copy of such opinion to the Company.

4.27  Interim Operations of Merger Sub.   Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated in this Agreement.

4.28  Ownership of Company Common Stock.   Neither Parent nor any of Parent’s “Affiliates” or “Associates” directly or indirectly “owns,” and at all times since January 1, 2008, neither Parent nor any of Parent’s Affiliates directly or indirectly has “owned,” beneficially or otherwise, 15% or more of the outstanding Company Common Stock, as those terms are defined in Section 203 of the DGCL.

4.29  Parent Rights Agreement.   Parent has taken all necessary action to ensure that the provisions of the Parent Rights Agreement shall be inapplicable to the Merger and the transactions contemplated hereby, including, without limitation, amending the Parent Rights Agreement to provide that (i) neither the Company nor any other party to any Voting Agreement shall be deemed to be an Acquiring Person (as defined in the Parent Rights Agreement) and (ii) neither a Share Acquisition Date (as defined in the Parent Rights

Agreement) nor a Distribution Date (as defined in the Parent Rights Agreement) shall be deemed to occur, and the Rights will not separate from the Parent Common Stock, as a result of the execution, delivery or performance of the Voting Agreements.

4.30  Full Disclosure.   No representation or warranty by Parent in this Agreement or in any certificate furnished or to be furnished by Parent to the Company pursuant to the provisions hereof, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made and as of the date so made, in order to make the statements herein or therein not misleading.

5.	CONDUCT OF BUSINESS PENDING THE MERGER

5.1  Conduct of Business by Company Pending the Merger.

(a) The Company covenants and agrees that, beginning on the date hereof and ending at the earlier to occur of the Closing or such earlier time as this Agreement is terminated in accordance with Section 8 (such period being hereinafter referred to as the “Interim Period”), except as expressly provided or permitted by this Agreement or set forth in Section 5.1 of the Company Disclosure Schedule or unless Parent shall otherwise give its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business only in the ordinary course of business, consistent with past practice and according to the plans and budgets previously made available to Parent; (ii) not take any action, or fail to take any action, except in the ordinary course of business, consistent with past practice; and (iii) use their reasonable best efforts to preserve intact their business organization, properties and assets, keep available the services of their officers, employees and consultants, maintain in effect all Company Material Contracts and preserve their relationships, customers, licensees, suppliers and other Persons with which they have business relations. By way of amplification and not limitation, except as expressly permitted by this Agreement, neither the Company nor any of its Subsidiaries shall, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend their Certificate of Incorporation, Bylaws or other equivalent organizational documents, or otherwise alter their corporate structure through merger, liquidation, reorganization, restructuring or otherwise;

(ii) issue, sell, transfer, pledge, dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, of the Company or any of its Subsidiaries (except for the issuance of shares of Company Common Stock pursuant to the Company Stock Plans or pursuant to the Company Warrants);

(iii) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any equity interest in or securities of any of its Subsidiaries, other than in connection with any “cashless exercise” of any Company Stock Options in accordance with the terms of the Company Stock Plans;

(iv) sell, transfer, pledge, dispose of or encumber any material properties, facilities, equipment or other assets, other than for purposes of seeking to effect a Lease Facility Settlement as contemplated in Section 2.11(b).

(v) declare, set aside or pay any dividend or other distribution (whether in cash, stock or other securities or property, or any combination thereof) in respect of any of its capital stock or other equity interests;

(vi) split, combine or reclassify any shares of its capital stock or other securities or equity interests, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests;

(vii) sell, transfer, lease, license, sublicense, mortgage, pledge, encumber, grant or otherwise dispose of any Company Intellectual Property Rights, or amend or modify in any material respect any existing material agreements with respect to any Company Intellectual Property Rights;

(viii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) an interest in any corporation, limited liability company, partnership, joint venture or other business organization or division thereof;

(ix) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company’s Subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for the obligations of any Person, or make any loans, advances or enter into any material financial commitments or lease commitments;

(x) take or permit to be taken any action to: (A) increase the compensation payable to its officers or employees, except for increases in salary or wages required by agreements entered into prior to the date of this Agreement; (B) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, its officers; (C) grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee except pursuant to agreements existing on the date hereof and disclosed to Parent; (D) enter into any collective bargaining agreement; (E) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any of its directors, officers or employees; (F) pay any bonuses; or (G) hire any employee;

(xi) make any changes to the personnel or business policies of the Company;

(xii) change any accounting policies or procedures (including procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable), unless required by statutory accounting principles or GAAP;

(xiii) create, incur, suffer to exist or assume any Lien on any of its material properties, facilities or other assets, other than any Lien for Taxes not yet due;

(xiv) except for the purpose of effecting a Lease Facility Settlement as contemplated by Section 2.11(b), (A) enter into any Company Material Contract; (B) modify, amend or transfer in any material respect or terminate (other than in accordance with its terms) any Company Material Contract or waive, release or assign any material rights or claims thereto or thereunder; (C) enter into, amend or extend any lease with respect to real property; (D) initiate or participate in any new research, clinical trials or clinical trial or development programs or (E) make any payments under any real estate lease or settlement or other arrangements related thereto;

(xv) enter into any agreement, or amend the terms of any existing agreement, which grants to any Person exclusive supply, manufacturing, production, marketing or distribution rights with respect to any products or technologies;

(xvi) make any Tax election or settle or compromise any material federal, state, local or foreign Tax liability, or agree to an extension of a statute of limitations with respect thereto;

(xvii) pay, discharge, satisfy or settle any material litigation or waive, assign or release any rights or claims with respect thereto, other than settlements in the ordinary course of business involving only the payment of cash not in excess of $50,000 in the aggregate and no admission being made with respect to (A) any criminal wrongdoing or (B) the invalidity or unenforceability of, or any infringement with respect to, any Company Intellectual Property Rights;

(xviii) except as contemplated by Section 2.4 or as required by the Company Stock Plans, accelerate or otherwise amend the terms of any outstanding options under the Company Stock Plans;

(xix) fail to maintain in full force and effect all insurance policies currently in effect, or permit any of the coverage thereunder to lapse, in each case without simultaneously securing replacement insurance policies which will be in full force and effect and provide coverage substantially similar to or greater than under the prior insurance policies;

(xx) fail to make any expenditures that are necessary and sufficient to maintain or, to the extent budgeted or consistent with the past practice of the Company and its Subsidiaries, improve the conditions of the properties, facilities and equipment of the Company and its Subsidiaries, including budgeted expenditures relating to maintenance, repair and replacement;

(xxi) enter any agreement with respect to Company Intellectual Property Rights or with respect to Company Intellectual Property Rights or with respect to the intellectual property of any third party; or

(xxii) enter into any agreement or contract to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

(b) During the Interim Period, the Company shall, and shall cause each of its Subsidiaries to cooperate with Parent in communicating with third parties to accomplish the orderly transfer of the business and operations of the Company and its Subsidiaries to the control of the Parent on the Closing Date.

5.2  Conduct of Business by Parent Pending the Merger.

(a) Parent covenants and agrees that, during the Interim Period, except as expressly provided or permitted by this Agreement or set forth in Section 5.2 of the Parent Disclosure Schedule or unless the Company shall otherwise give its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business. Except as expressly provided or permitted by this Agreement or as set forth in Section 5.2 of the Parent Disclosure Schedule, during the Interim Period, Parent shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend Parent’s Certificate of Incorporation to change any of the rights or privileges of the Parent Common Stock;

(ii) amend Merger Sub’s Certificate of Incorporation or Bylaws;

(iii) engage in any repurchase at a premium, recapitalization, restructuring or reorganization with respect to any of Parent’s capital stock;

(iv) declare, set aside or pay any extraordinary dividend or other extraordinary distribution (whether in cash, stock or other securities or property, or any combination thereof) in respect of any of Parent’s capital stock;

(v) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company’s Subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for the obligations of any Person, or make any loans, advances or enter into any financial commitments or lease commitments, in any case in excess of One Million dollars ($1,000,000);

(vi) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) a significant portion of the capital stock or other equity interests in, or assets of, any corporation, limited liability company, partnership, joint venture or other business organization or division thereof, or enter into any definitive agreement with respect thereto, unless such acquisition or the entering into of such definitive agreement would not require any vote of Parent’s stockholders or require that any pro forma or other additional financial statements or information be added to the Registration Statement;

(vii) sell, transfer, lease, license, sublicense, mortgage, pledge, encumber, grant or otherwise dispose of any material Company Intellectual Property Rights, other than in the ordinary course of Parent’s business, or amend or modify in any material respect any existing material agreements with respect to any Company Intellectual Property Rights;

(viii) issue, sell, transfer, pledge, dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, of the Company or any of its Subsidiaries, except for (1) a financing transaction or a series of related financing transactions resulting in net proceeds to the Parent of at least $30,000,000 in which the price per share or the exercise or conversion price per share in any such issuance is greater than $1.46, or (2) the issuance of shares of Parent Common Stock pursuant to the Parent Stock Plans or pursuant to the Parent Warrants;

(ix) hire or appoint a permanent Chief Executive Officer; or

(x) enter into any agreement or contract to do any of the foregoing.

5.3  No Solicitation of Transactions.

(a) The Company shall, and shall cause its respective officers, directors, auditors, attorneys and financial advisors (each, a “Representative”) and Affiliates and any other agents to, immediately cease any discussions, negotiations or communications with any party or parties that commenced prior to the date of this Agreement with respect to any Competing Proposal. As used in this Agreement, a “Competing Proposal” means, any proposal or offer (other than this Agreement and the Merger), whether in writing or otherwise, from any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) other than Parent, Merger Sub or any Affiliates thereof (a “Third Party”), to (1) acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company or (2) twenty percent (20%) or more of the assets (based on the fair market value thereof) of the Company or a material portion of the Company Intellectual Property Rights, in each case pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transaction; provided, however, that nothing in this Section 5.3 shall prohibit the Company or its Representatives from considering or determining to effect a liquidation of the Company, whether proposed by a Third Party or pursuant to the Company’s board of directors’ exercise of their fiduciary duties.

(b) During the Interim Period, the Company shall not, nor shall it authorize or permit any of its Representatives or Subsidiaries to, (i) solicit, initiate or encourage, or otherwise facilitate, directly or indirectly, any inquiries relating to, or the submission of, any Competing Proposal, (ii) directly or indirectly solicit, initiate, encourage or participate in or otherwise facilitate any discussions or negotiations regarding any Competing Proposal or (iii) furnish to any Third Party any information or data for the purpose of encouraging or facilitating, or, except as required by applicable Law, provide access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly, directly or indirectly, solicit, initiate, intentionally encourage, participate in or otherwise facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Proposal. Without limiting the generality of the foregoing, it is understood that any violation of any of the restrictions set forth in this Section 5.3 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 5.3. Notwithstanding the foregoing, if, prior to obtaining the Company Stockholder Approval, (i) the Company has complied with this Section 5.3, and (ii) the Company Board of Directors reasonably determines in good faith that a Competing Proposal constitutes or would reasonably be expected to lead to a Superior Competing Proposal (as such term is defined below), or that a liquidation of the Company, taking into account all then known and relevant facts and circumstances, in its good faith judgment, is more favorable from a financial point of view to the Company’s stockholders than the Merger, then, after consultation with, and based upon the advice of, its outside legal counsel, that such action is necessary for the Company Board of Directors to comply with its fiduciary duties to the holders of Company Common Stock under Law or writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority (each, an “Order”), the Company may, subject to the Company’s providing prompt (but in any event within thirty-six (36) hours) prior written notice to Parent of its decision to take such action and compliance by the Company with Section 5.3(d), furnish information with respect to the Company to, and participate in discussions and negotiations directly or through its Representatives with, any such Third Party, subject to a confidentiality agreement not materially less favorable to the Company than the Confidentiality Agreement (as defined in Section 6.4(b) hereof), provided, that all such information not already provided to the Parent is provided to the Parent prior to or as soon as reasonably practicable (but in any event within thirty-six (36) hours) after it is provided to such Third Party. For purposes of this Agreement, “Superior Competing Proposal” shall mean a bona fide, unsolicited written proposal or offer made by a Third Party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, sale of shares of stock, sale of assets, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50% of the capital stock of the Company then outstanding or more than 50% of the consolidated total assets of the Company and its Subsidiaries (i) on terms the Company’s Board of Directors determines in good faith (after consulting the Company’s outside legal counsel and financial advisor) taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer and the Third Party making the offer, are more favorable from a financial point of view to the holders of Company Common Stock than the Merger and the other transactions contemplated by this Agreement, after consultation with, and based upon the advice of, its outside legal counsel, that (i) such action is necessary for the Company Board of Directors to comply with its fiduciary duties to the holders of Company Common Stock under Law or an Order, and (ii) such Competing Proposal is reasonably capable of being consummated. Notwithstanding the foregoing, nothing in this Section 5.3(b) shall prohibit the Company or its Representatives from considering or determining to effect a liquidation of the Company, whether proposed by a Third Party or pursuant to the Company’s Board of Directors’ exercise of their fiduciary duties.

(c) Neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose or resolve to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval and recommendation by the Company Board of Directors of the Merger, this Agreement, the “agreement of merger” (as such term is used in section 251 of the DGCL) contained herein, and all other agreements, instruments and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by such agreements (each, a “Transaction Document”), the transactions contemplated hereby and thereby and the actions taken in connection herewith and therewith, (ii) approve or recommend, or propose or resolve to approve or recommend, any Competing Proposal, (iii) approve or recommend, or propose or resolve to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement, acquisition agreement, option agreement or similar agreement relating to a Competing Proposal (“Acquisition Agreement”), (iv) approve or recommend, or propose or resolve to approve or recommend, or execute or enter into, any agreement (written or oral) requiring it to abandon, terminate or fail to consummate the Merger, this Agreement, any Transaction Document or the transactions contemplated hereby or thereby, (v) take any action necessary to render the provisions of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination”, or other anti-takeover laws and regulations of any state or other jurisdiction, including the provisions of Section 203 of the DGCL, inapplicable to any Competing Proposal, or (vi) propose or agree to do any of the foregoing constituting or related to, or that is intended to or would reasonably be expected to lead to, any Competing Proposal. Notwithstanding the foregoing, prior to obtaining the Company Stockholder Approval, either in response to a Superior Competing Proposal that was not solicited, initiated, intentionally encouraged, participated in or otherwise facilitated by the Company in breach of Section 5.3(b), or pursuant to a decision by the Company Board of Directors to effect a liquidation of the Company, the Company Board of Director may, if it determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would result in a breach of the fiduciary duties of the Company Board of Directors to the Company stockholders under Law or any Order, (1) modify, or propose or resolve to modify, in a manner adverse to Parent or Merger Sub, the approvals and recommendations of the Company Board of Directors of the Merger, or the transactions contemplated hereby or by the Transaction Documents, or (2) terminate the

Agreement in accordance with Section 8.1(f), but in each case only (x) at a time that is after the second (2nd) Business Day following Parent’s receipt of written notice advising Parent that the Company Board of Directors is prepared to take such action (during which period the Company shall negotiate in good faith with Parent concerning any amendment of the terms of the Merger by Parent or Merger Sub or any proposal by Parent or Merger Sub to amend the terms of this Agreement or the Merger (a “New Parent Proposal”)), specifying therein all of the terms and conditions of such Superior Competing Proposal or the basis for its decision to effect a liquidation of the Company, and identifying the Person or group making such Superior Competing Proposal or, if applicable, proposing a liquidation and (y) if, after the end of such two (2) Business Day period, the Company Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that such proposed transaction continues to be a Superior Competing Proposal or that a liquidation of the Company, taking into account all then known and relevant facts and circumstances, in its good faith judgment that liquidation is more favorable from a financial point of view to the Company’s stockholders than the Merger or any New Parent Proposal. The Company shall not during the term of this Agreement release any Third Party from, or agree to amend or waive any provision of any confidentiality agreement, and the Company shall use its commercially reasonable best efforts to enforce, to the fullest extent permitted by Law, each confidentiality agreement entered into pursuant to this Section 5.3 and any other confidentiality agreement to which the Company is or becomes a party.

(d) In addition to the obligations set forth in Sections 5.3(a), (b) and (c), the Company shall advise Parent orally and, if requested by Parent, in writing of (i) any Competing Proposal or any offer, proposal or inquiry with respect to or which could reasonably be expected to lead to any Competing Proposal received by any officer or director of the Company or, to the knowledge of the Company, other Representative of the Company, (ii) the terms and conditions of such Competing Proposal (including a copy of any written proposal) and (iii) the identity of the person or group making the offer, proposal or inquiry for any such Competing Proposal immediately (but in any event within thirty-six (36) hours) following receipt by the Company or any officer or director of the Company or, to the knowledge of the Company, any other Representative of the Company of such Competing Proposal offer, proposal or inquiry. If the Company or its subsidiaries or any of their respective Affiliates or Representatives participates in substantive discussions or any negotiations with, or provides material information in connection with any such Competing Proposal, the Company shall keep Parent advised on a current basis of any developments with respect thereto. The Company agrees to notify Parent immediately if the Company Board of Directors determines that a Competing Proposal is a Superior Competing Proposal.

(e) Nothing contained in this Section 5.3 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company stockholders pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act a position with respect to a tender or exchange offer by a Third Party that is consistent with its obligations hereunder; provided, however, that neither the Company nor the Company Board of Directors may either, except as provided by Section 5.3(c), (i) modify, or propose publicly to modify, in a manner adverse to Parent and Merger Sub, the approvals or recommendations of the Company Board of Directors of the Merger or this Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained herein, or (ii) approve or recommend a Competing Proposal, or propose publicly to approve or recommend a Competing Proposal.

(f) Nothing in this Section 5.3 shall permit the Company to terminate this Agreement (except as expressly provided in Section 5.3(c) or Section 8).

6.  ADDITIONAL AGREEMENTS

6.1  Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC the Registration Statement, of which the Proxy Statement will constitute a part, in form and substance reasonably satisfactory to each of the Parties. Each of the Parties shall use its commercially reasonable efforts to respond to any comments of the SEC and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The

Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably required or requested by Parent in connection with such actions and the preparation of the Registration Statement. The Company and Parent shall cause the Proxy Statement to be mailed to their respective stockholders as promptly as practicable after the Registration Statement shall have become effective under the Securities Act.

(b) As promptly as practicable after the date of this Agreement, the Parties shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities Law relating to the Merger and the other transactions contemplated by this Agreement (collectively, the “Other Filings”).

(c) Each of the Parties shall notify the other promptly of the receipt of any comments from the SEC (or its staff) and of any request by the SEC (or its staff) or any other Government Authority for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing for additional information, and shall promptly supply the other with copies of all correspondence between such Party or any of its Representatives, on the one hand, and the SEC, its staff or any other Government Authority, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filings.

(d) The Parties shall use their respective commercially reasonable efforts to cause the Proxy Statement, the Registration Statement and the Other Filings to comply in all material respects with all requirements of Law. Whenever any event occurs which is required under the Securities Act, the Exchange Act or other Law to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, each Party, as the case may be, shall promptly inform the other of such occurrence, provide the other Party reasonable opportunity under the circumstances to review and comment, and cooperate in filing with the SEC, its staff or any other Governmental Authority, and/or mailing to stockholders of the Company, such amendment or supplement.

(e) Subject to Sections 5.3(b), 5.3(c) and Section 8, the Proxy Statement shall include the Company Board Recommendation and Parent Board Recommendation.

6.2  Meeting of Company Stockholders.

(a) As soon as practicable following the date upon which the Registration Statement is declared effective by the SEC, the Company shall take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to duly call, give notice of and hold the Company Special Meeting.

(b) Subject to Sections 5.3(b), 5.3(c) and unless this Agreement is terminated pursuant to Section 8, once the Company Special Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Special Meeting (other than for the absence of a quorum and then only to such future date as is reasonably acceptable to Parent) without the prior written consent of Parent.

(c) Subject to Sections 5.3(b), 5.3(c) and Section 8, the Company’s Board of Directors shall recommend that the Merger be approved and this Agreement be approved and adopted by the stockholders of the Company. Subject to Sections 5.3(b), 5.3(c), and Section 8, the Company shall solicit from stockholders of the Company proxies in favor of the Merger and shall take all other action reasonably necessary or advisable to secure the vote or consent of stockholders required by the DGCL and its Certificate of Incorporation to authorize and approve the Merger.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Company Special Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders.

6.3  Meeting of Parent Stockholders.

(a) As soon as practicable following the date upon which the Registration Statement is declared effective by the SEC, Parent shall take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to duly call, give notice of and hold the Parent Special Meeting.

(b) Unless this Agreement shall have been terminated in accordance with Article 8 hereof , once the Parent Special Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Special Meeting (other than for the absence of a quorum and then only to such future date as is reasonably acceptable to the Company) without the prior written consent of the Company.

(c) Unless this Agreement shall have been terminated in accordance with Article 8 hereof, Parent’s Board of Directors shall recommend that the Merger be approved and this Agreement be approved and adopted by the stockholders of Parent, and Parent shall solicit from stockholders of Parent proxies in favor of the Merger and shall take all other action reasonably necessary or advisable to secure the vote or consent of stockholders required by the DGCL and its Certificate of Incorporation to authorize and approve the Merger.

(d) Notwithstanding anything to the contrary contained in this Agreement, Parent, after consultation with the Company, may adjourn or postpone the Parent Special Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to Parent’s stockholders.

6.4  Access to Information; Confidentiality.

(a) Upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, Parent and the Company shall (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other Representatives of the other Party reasonable access, during the Interim Period, to all its properties, books, contracts, commitments and records and, during such period, furnish promptly to the other Party such information concerning its business, properties and personnel as the other Party may reasonably request. Parent and the Company shall make available to the other, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, the appropriate individuals for discussion of its business, properties and personnel as the other may reasonably request. No investigation pursuant to this Section 6.4(a) shall affect any representations or warranties of Parent or the Company contained herein or the conditions to the obligations of Parent or the Company hereto. Nothing herein shall require either Party to disclose any information to the other Party if such disclosure would, in the sole and absolute discretion of the disclosing Party, jeopardize any attorney-client privilege or other legal privilege.

(b) The Parties shall keep all information obtained pursuant to Section 6.4(a) confidential in accordance with the Confidentiality Agreement dated as of March 4, 2009 (the “Confidentiality Agreement”), between Parent and the Company.

6.5  Commercially Reasonable Best Efforts; Further Assurances.

(a) Parent and the Company shall use their commercially reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Section 7, as applicable to each of them. Each Party, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary and consistent with this Agreement to effect the consummation of the Merger and other transactions contemplated by this Agreement.

(b) Subject to the terms and conditions hereof, the Company and Parent agree to use their respective commercially reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to promptly consummate and make effective the Merger and other transactions contemplated by this Agreement, including using their respective commercially reasonable best efforts: (i) to obtain prior to the Closing Date all licenses, certificates, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company or its Subsidiaries as are necessary for the consummation of the transactions contemplated hereby; (ii) to effect all necessary registrations and filings required by any Governmental Authority (in connection with which Parent and the Company shall cooperate with each other in connection with the making of all such registrations and filings, including providing copies of all such documents to the non-filing party and its advisors prior to the time of such filing and, if requested, will consider in good faith reasonable additions, deletions or changes suggested in connection therewith); (iii) to furnish to each other such information and assistance as reasonably may be requested in connection with the foregoing; and (iv) to lift, rescind or mitigate the effects of any injunction, restraining order or other ruling by a Governmental Authority adversely affecting the ability of any Party to consummate the Merger or other transactions contemplated hereby and to prevent, with respect to any threatened or such injunction, restraining order or other such ruling, the issuance or entry thereof.

6.6  Board of Directors.  Effective as of or prior to the Effective Time, (a) Parent shall increase the size of its Board of Directors to enable it to appoint Dr. Lori F. Rafield and Franklin M. Berger (the “Designees”) as members of the Board of Directors and (b) Parent’s Board of Directors shall appoint each Designee to the Board of Directors, to serve in such capacity until his or her successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with Parent’s Certificate of Incorporation and Bylaws.

6.7  Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence or non-occurrence of (i) any event, the occurrence or non-occurrence of which could reasonably be expected to result in any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect) and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.7(a) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

(b) Each of the Company and Parent shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent that relates to the Merger or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under either a Company Material Contract or a Parent Material Contract; and (v) any change that would be considered reasonably likely to result in a Company or Parent Material Adverse Effect, as the case may be, or is likely to impair in any material respect the ability of either Parent or the Company to consummate the transactions contemplated by this Agreement.

6.8  Public Announcements.  Except as otherwise required by Law or the rules of the NGM, or as provided elsewhere herein, prior to the Closing or the earlier termination of this Agreement pursuant to Section 8, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent and (b) Parent and the Company shall each use its commercially reasonable efforts to consult with the other before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement.

6.9  Directors and Officers Insurance.

(a) Parent shall, and shall cause the Surviving Corporation to, until the sixth (6th) anniversary of the Effective Time, cause to be maintained in effect the policies of directors’ and officers’ liability insurance maintained by the Company or its Subsidiaries as of the date hereof (or policies of at least comparable coverage and amounts containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Effective Time, covering those Persons who are covered by the Company’s current directors’ and officers’ liability insurance policy. In lieu of the purchase of such insurance by Parent or the Surviving Corporation, the Surviving Corporation may purchase a six (6) year extended reporting period endorsement (“reporting tail coverage”) under the Company’s existing directors’ and liability insurance coverage, and maintain such endorsement in full force and effect for its full term. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be obligated to expend any amount per year in excess of the aggregate premiums paid by the Company and its Subsidiaries in the year ended December 31, 2008 for directors’ and officers liability insurance in order to maintain or procure insurance coverage pursuant to this paragraph, and in the event that Parent or the Surviving

Corporation would otherwise be required to expend an amount in excess of such maximum, they shall, instead, maintain the maximum amount of coverage available within the premium limits set forth herein. In the event that Surviving Corporation receives a credit against the premium for any reporting tail coverage or any refund of premium, in either case with respect to the Company’s existing directors’ and officers’ liability insurance policy, such credit or refund shall be added to Net Cash.

(b) Parent and the Surviving Corporation shall, until the sixth (6th) anniversary of the Effective Time, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for officers and directors of Delaware corporations.

(c) The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain, and Parent shall cause the Certificate of Incorporation and Bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries than are presently set forth in the Certificate of Incorporation and Bylaws of the Company.

(d) The provisions of this Section 6.9 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

6.10  Stockholder Litigation.

(a) In the event of stockholder litigation related to this Agreement, the Voting Agreements or the transactions contemplated hereby and thereby is brought, or threatened, against the Company and/or the members of the Board of Directors of the Company, the Company shall have the right to control the defense of such litigation, including compromising or settling such litigation. The Company shall promptly notify Parent of any such stockholder litigation brought, or threatened in writing, against the Company and/or the members of the Board of Directors of the Company relating to the Merger or the transactions contemplated by this Agreement, and shall provide Parent with updates and such information as Parent shall reasonably request with respect to the status of the litigation and discussion between the parties thereto, provided that nothing shall require the Company to disclose any information to Parent if such disclosure would, in the sole and absolute discretion of the Company, jeopardize any attorney-client privilege or other legal privilege. The Company shall give Parent the opportunity to participate in the defense of and settlement discussions with respect to (but, in each case, not control) such litigation.

(b) In the event of stockholder litigation related to this Agreement, the Voting Agreement or the transactions contemplated hereby and thereby is brought, or threatened, against Parent, or the members of the Board of Directors of Parent, Parent shall have the right to control its own defense of such litigation, including compromising or settling such litigation. Parent shall promptly notify the Company of any such stockholder litigation brought, or threatened in writing, against Parent and/or the members of the Board of Directors of Parent relating to the Merger or the transactions contemplated by this Agreement, and shall provide the Company with updates and such information as the Company shall reasonably request with respect to the status of the litigation and discussion between the parties thereto, provided that nothing shall require Parent to disclose any information to the Company if such disclosure would, in the sole and absolute discretion of Parent, jeopardize any attorney-client privilege or other legal privilege.

6.11  NASDAQ Listing.  Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued as part of the Merger Consideration to be approved for listing on the NGM, on or prior to the Effective Time.

6.12  Celltrion Subsidiary.  Prior to the Effective Time, the Company shall have dissolved its wholly owned subsidiary VaxGen Celltrion Inc. in accordance with Law.

6.13  Fixed Assets.  Prior to the Effective Time, the Company shall have provided a complete and correct list of all of the Company’s fixed assets and leasehold interests as of a date that is as close as practicable to the Effective Time.

7.  CONDITIONS OF MERGER

7.1  Conditions to Obligation of Each Party to Effect the Merger.

The obligations of each Party to effect the Merger and consummate the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by the Party entitled to the benefit thereof, in whole or in part:

(a) Effectiveness of the Registration Statement.   The Registration Statement shall have been declared effective under the Securities Act; no stop order suspending the effectiveness of the Registration Statement or the use of the Proxy Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC.

(b) Stockholder Approval.   This Agreement shall have been adopted by the Company Stockholder Approval and the Parent Stockholder Approval.

(c) NASDAQ Listing.   The shares of Parent Common Stock issuable to the stockholders of the Company pursuant to this Agreement shall have been listed on the NGM.

(d) No Injunctions or Restraints; Illegality.   No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending, and there shall not be any action taken, or any law, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein illegal.

7.2  Additional Conditions to Obligations of Parent.

The obligations of Parent to effect the Merger are also subject to the following conditions, any and all of which may be waived in writing by the Parent, in whole or in part, to the extent permitted by Law:

(a) Representations and Warranties.   The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Company Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded. The Parent shall have received a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of the Company.

(b) Agreements and Covenants.   The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing. Parent shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

(c) Third Party Consents.   Parent shall have received evidence, in form and substance reasonably satisfactory to it, that those approvals of Governmental Authorities and other third parties described in Section 3.4(d) of the Company Disclosure Schedule (or if not described in Section 3.4(d) of the Company Disclosure Schedule, but required to be so described) have been obtained.

(d) No Material Adverse Effect.   From and after the date hereof, there shall not have occurred any event or occurrence and no circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or could reasonably be expected to result in a Company Material Adverse Effect.

(e) Legal Action.   No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) affect adversely the right of Parent to own the shares of capital stock of the Company and to control the Company and its Subsidiaries.

(f) Environmental Reports.   Parent shall have received and approved (in Parent’s reasonable discretion, it being agreed than any report(s) which contain findings no less favorable than those in the environmental reports which Company has previously provided to Parent shall be accepted by Parent) the findings of one or more written report(s) from one or more qualified geotechnical, engineering or environmental consulting firms acceptable to Parent and retained specifically by the Company, in form and substance reasonably satisfactory to Parent, concerning the presence, handling, treatment and disposal of Materials of Environmental Concern and/or the existence of any mold, mildew, fungus or other potentially dangerous organisms on, in or under its Leased Facilities and disclosing (i) the results of a review of prior uses of the Leased Facilities disclosed by local public records in form and substance satisfactory to Parent; (ii) contacts with local officials to determine whether any records exist with respect to the disposal of Materials of Environmental Concern at any of the Leased Facilities; and (iii) if recommended by such engineering or geotechnical firm or as reasonably determined by Parent, in each case so as to enable the subleasing or assignment of the Lease Facilities consistent with current practice in the South San Francisco industrial leasing market (and subject to landlord approval as may be required under the applicable Leases), soil samples and groundwater samples consistent with good engineering practice. The costs of all such report(s) shall be borne equally by Parent and the Company.

7.3  Additional Conditions to Obligations of the Company.   The obligation of the Company to effect the Merger is also subject to the following conditions, any and all of which may be waived in writing by the Company, in whole or in part, to the extent permitted by Law:

(a) Representations and Warranties.   The representations and warranties of the Parent contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Parent Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded. The Company shall have received a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Parent.

(b) Agreements and Covenants.   Parent and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing, and the Company shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of Parent.

(c) Third Party Consents.   The Company shall have received evidence, in form and substance reasonably satisfactory to it, that those Approvals of Governmental Authorities and other third parties described in Section 4.4(d) (or not described in Section 4.4 (d) but required to be so described) have been obtained.

(d) No Material Adverse Effect.   From and including the date hereof, there shall not have occurred any event and no circumstance shall exist which, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have a Parent Material Adverse Effect.

(e) Legal Action.   No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) affect adversely the right of Parent to issue the shares of Parent Common Stock as contemplated in this Agreement.

8.  TERMINATION, AMENDMENT AND WAIVER

8.1  Termination.   This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company or by the stockholders of Parent:

(a) by mutual written consent of the Parties duly authorized by the respective Boards of Directors of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated on or before March 31, 2010; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c) by either Parent or the Company, if a Governmental Authority of competent jurisdiction shall have issued an order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(d) by either Parent or the Company, if, at the Special Meeting at which a vote on this Agreement is taken, the Parent Stockholder Approval or the Company Stockholder Approval, as applicable, shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company if the Company has materially breached any of its obligations under Section 5.3(b), (c) or (d);

(e) by Parent if (i) the Company Board of Directors shall have withdrawn or adversely modified its approvals or recommendations of the Merger or the transactions contemplated thereby or by the Transaction Documents, (ii) the Company Board of Directors has failed to reaffirm its approvals and recommendations of the Merger or this Agreement within three (3) Business Days after Parent has requested in writing that it do so, (iii) the Company Board of Directors shall have (A) recommended to the Company stockholders that they approve or accept a Competing Proposal, (B) determined to accept a proposal or offer for a Superior Competing Proposal or (C) determined to effect a liquidation of the Company, (iv) the Company shall have materially breached any of its obligations under Section 5.3(b), (c) or (d), or Section 6.2, or (v) any Third Party shall have commenced a tender or exchange offer or other transaction constituting or potentially constituting a Competing Proposal and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within seven (7) Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

(f) by the Company in order to enter into an Acquisition Agreement for a Superior Competing Proposal or in order to effect a liquidation of the Company; provided, however, that this Agreement may not be so terminated unless (i) the Company Board of Directors shall have complied with the procedures set forth in Sections 5.3(b), (c) and (d), as such sections relate to the entry into an Acquisition Agreement for a Superior Competing Proposal, and (ii) all of the payments required by Section 8.3 have been made in full to Parent;

(g) by Parent in order to enter into one or more agreement(s) relating to a financing transaction or a series of related financing transactions resulting in net proceeds to the Parent of at least $30,000,000, but excluding any strategic partnership, collaboration agreement, license of technology or similar transaction whether or not involving an issuance of Parent securities; provided, however, that this Agreement may not be so terminated unless all of the payments required by Section 8.3 have been made in full to the Company; or

(h) by the Company if (i) the Parent Board of Directors shall have withdrawn or adversely modified its approvals or recommendations of the Merger or the transactions contemplated thereby or by the Transaction Documents, (ii) the Parent Board of Directors has failed to reaffirm its approvals and recommendations of the Merger or this Agreement within three (3) Business Days after the Company has requested in writing that it do so, or (iii) Parent shall have materially breached any of its obligations under Section 6.3.

8.2  Effect of Termination.   Except as provided in this Section 8.2 and Section 8.3, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement (other than this Section 8.2 and Sections 6.4(b), 8.2, and 8.3, each of which shall survive such termination) will forthwith become void, and there will be no liability on the part of Parent, Merger Sub or the Company or any of their respective officers or directors to the other and all rights and obligations of any Party will cease, except that nothing herein will relieve any Party from liability for any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

8.3  Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than accountants’ and attorneys’ fees, incurred in relation to the printing, mailing and filing of the Proxy Statement (including any preliminary materials related thereto), the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and other Laws.

(b) In the event that (1) Parent terminates this Agreement pursuant to Section 8.1(e), (2) Company terminates this Agreement pursuant to Section 8.1(f), or (3) in the event that the Company either (i) settles the Lease Facility Liability and approves or recommends, or proposes or resolves to approve or recommend a transaction that would constitute a Competing Proposal (including for purposes of this Section 8.3(b) a proposed acquisition by the Company that would constitute a Competing Proposal with respect to the equity securities, assets or intellectual property rights of a third party), or (ii) decides to effect a liquidation, in either case within 180 days after the Company Special Meeting (provided that the Parent has not terminated this Agreement pursuant to Section 8.1(d) in connection with a failure to obtain the Parent Stockholder Approval) or 8.1(g), and provided that at the time of any such termination neither Parent nor Merger Sub is in material breach of this Agreement, then the Company shall pay to Parent, simultaneously with such termination of this Agreement, a fee in cash equal to the following (the “Termination Fee”), plus the amount of Parent Stipulated Expenses (as defined below), which Termination Fee and Parent Stipulated Expenses shall be payable by wire transfer of immediately available funds to an account specified by Parent: for the events specified in clauses (1), (2) and (3)(i) in this Section 8.3(b), the Termination Fee shall be $1,425,000, and for the events specified in clause (3)(ii) in this Section 8.3(b), the Termination Fee shall be $712,500.

(c) In the event that the Company terminates this Agreement pursuant to Section 8.1(h) or Parent terminates this Agreement pursuant to Section 8.1(g), and provided that at the time of such termination the Company is not in material breach of this Agreement, then the Parent shall pay to the Company, simultaneously with such termination of this Agreement, a Termination Fee of $1,425,000 plus the amount of

Company Stipulated Expenses (as defined below), which Termination Fee and Company Stipulated Expenses shall be payable by wire transfer of immediately available funds to an account specified by Parent.

(d) As used in this Agreement, the term “Company Stipulated Expenses” or “Parent Stipulated Expenses” shall mean up to $325,000 of those fees and expenses actually and reasonably incurred or payable by the Company or Parent, as the case may be, in connection with this Agreement, the Merger and other transactions contemplated hereby, prior to termination, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other Representatives.

(e) Absent fraud, payment of the Termination Fee and the Parent or Company Stipulated Expenses shall be deemed to be exclusive of any other rights or remedies either Party may have hereunder or at law or in equity in the event that either Party terminates this agreement as provided in Sections 8.1(e)(iii), 8.1(f), 8.1(g) or 8.1(h).

8.4  Amendment.   This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing; provided, however, that, after approval of the Merger by the stockholders of the Company and Parent, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

8.5  Waiver.   At any time prior to the Closing, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may extend the time for the performance of any of the other’s obligations or other acts required hereunder, waive any inaccuracies in the other’s representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the other’s agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument signed by the Party to be bound thereby.

9.  STOCKHOLDER REPRESENTATIVE

9.1  Appointment of Stockholder Representative.   Solely for purposes of an dispute that survives the Closing pursuant to Section 2.11 hereof, the Stockholder Representative is hereby appointed, authorized and empowered to be the exclusive proxy, representative, agent and attorney-in-fact of the Company stockholders, with full power of substitution, to make all decisions and determinations and to act and execute, deliver and receive all documents, instruments and consents on behalf of and as agent for such stockholder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of, Section 2.11 of this Agreement and the Escrow Agreement, and to facilitate the consummation of the transactions contemplated thereby, and in connection with the activities to be performed by or on behalf of such stockholder under Section 2.11 of this Agreement and the Escrow Agreement. By executing this Agreement, the Stockholder Representative accepts such appointment, authority and power. Without limiting the generality of the foregoing, the Stockholder Representative shall have the power to take any of the following actions on behalf of the Company stockholders: to execute, deliver and perform the Escrow Agreement; to give and receive notices, communications and consents hereunder and under the Escrow Agreement; to negotiate, enter into settlements and compromises of, resolve and comply with orders of courts and awards of arbitrators or other third-party intermediaries with respect to any disputes arising under this Agreement or the Escrow Agreement; and to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Section 9.1 and the transactions contemplated hereby or by the Escrow Agreement.

9.2  Authority.   The appointment of the Stockholder Representative by each stockholder is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any stockholder). Such appointment shall be binding upon the heirs, executors, administrators, estates, personal Representatives, officers, directors, security holders, successors and assigns of each stockholder. All decisions of the Stockholder Representative shall be final and binding on all of the stockholders, and no stockholder shall have the right to object, dissent, protest or otherwise contest the same. Parent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Stockholder Representative and any document executed by the Stockholder Representative on behalf of any stockholder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon absent willful misconduct. The Stockholder Representative shall not be responsible for any loss suffered by, or liability of any kind to, the stockholders arising out of any act done or omitted by the Stockholder Representative in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, unless such act or omission involves gross negligence or willful misconduct.

9.3  Resignation.   The Stockholder Representative may resign by providing thirty (30) days prior written notice to Parent. Upon the resignation of the Stockholder Representative, the Stockholder Representative shall appoint a replacement Stockholder Representative to serve in accordance with the terms of this Agreement; provided, however, that such appointment shall be subject to such newly-appointed Stockholder Representative’s notifying Parent in writing of its appointment and appropriate contact information for purposes of this Agreement and the Escrow Agreement, and Parent shall be entitled to rely upon, without independent investigation, the identity of such newly-appointed Stockholder Representative as set forth in such written notice.

10.  GENERAL PROVISIONS

10.1  Survival of Representations and Warranties.

(a) Except as set forth in Section 10.1(b) below, the representations, warranties and agreements of each Party shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other Party, any Person controlling any such Party or any of their officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

(b) The representations and warranties in this Agreement shall terminate at the Closing; provided, however, this Section 10.1 shall in no way limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing.

10.2  Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such telecopy, in each case addressed as follows:

(a) If to Parent or Merger Sub:

OXiGENE, Inc.
300 Bear Hill Road
Waltham, MA 02451
Facsimile: (781) 547-6800
E-Mail: jmurphy@oxigene.com
Attention: James B. Murphy, Vice President and CFO

With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Facsimile: 617-542-2241
E-Mail: jkravetz@mintz.com
Attention: Jonathan L. Kravetz, Esq.

(b) If to the Company:

VaxGen, Inc.
370 Oyster Point Boulevard, Suite 10
South San Francisco, California 94080
Telecopier: (650) 624-4785
E-Mail: jpanek@VaxGen.com
Attention: James Panek

With a copy to:

Cooley Godward Kronish, LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94304-1130
Facsimile: 650-849-7400
E-Mail: lberezin@cooley.com and asalassi@cooley.com
Attention: Laura Berezin and Adam Salassi

(c) If to the Representative (following the Effective Time):

120 Valdeflores Drive
Burlingame, CA 94010

With a copy to:

Cooley Godward Kronish, LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94304-1130
Facsimile: 650-849-7400
E-Mail: lberezin@cooley.com and asalassi@cooley.com
Attention: Laura Berezin and Adam Salassi

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted by registered or certified mail, postage prepaid, return receipt requested.

10.3  Interpretation.  When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Section reference is expressly indicated, the entire Agreement rather than any specific Section or Section. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time. References in this Agreement to a law include any rules, regulations and delegated legislation issued thereunder.

10.4  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

10.5  Entire Agreement.  This Agreement (including all exhibits and schedules hereto), and other documents and instruments delivered in connection herewith constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties with respect to the subject matter hereof.

10.6  Assignment.  This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any Affiliate, provided that no such assignment shall relieve the assigning Party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

10.7  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8  Failure or Indulgence Not Waiver; Remedies Cumulative.  No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

10.9  Governing Law; Enforcement.  This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the law of the State of Delaware. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery in and for New Castle County in the State of Delaware (or, if such court lacks jurisdiction, any appropriate state or federal court in New Castle County in the State of Delaware), in the event of any dispute related to or arising out of this Agreement or any transaction contemplated hereby; (b) agrees not to commence any action, suit or proceeding related to or arising out of this Agreement or any transaction contemplated hereby except in such courts; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; and (e) consents to service of process by delivery pursuant to Section 9.2 hereof.

10.10  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.11  Knowledge.  For purposes of this Agreement, the term “knowledge of the Company”, and all variations thereof, means that, based on the actual knowledge as of the date hereof of the individuals identified in Section 9.11 of the Company Disclosure Schedule such individual is not aware of any facts that make the statement, to which such term is applied, untrue. For purposes of this Agreement, the term “knowledge of the Parent”, and all variations thereof, means that, based on the actual knowledge as of the date hereof of the individuals identified in Section 10.11 of the Parent Disclosure Schedule, such individual is not aware of any facts that make the statement, to which such term is applied, untrue.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

OXIGENE, INC.

By:	/s/ Peter Langecker Name: Peter Langecker, M.D., Ph.D. Title: Chief Executive Officer

OXIGENE MERGER SUB, INC.

By	/s/ James B. Murphy Name: James B. Murphy Title: President

VAXGEN, INC.

By	/s/ James Panek Name: James Panek Title: President

STOCKHOLDER REPRESENTATIVE

/s/  James Panek

Name:     James Panek

EXHIBIT A
VOTING AGREEMENTS

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of October 14, 2009, is made by and among OXiGENE, Inc., a Delaware corporation (“OXiGENE”), VaxGen, Inc., a Delaware corporation (“VaxGen”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of VaxGen.

WHEREAS, OXiGENE, OXiGENE Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OXiGENE (“Merger Sub”), VaxGen, and James Panek, as representative of the stockholders of VaxGen, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into VaxGen (the “Merger”);

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of OXiGENE and Merger Sub to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, OXiGENE and Merger Sub entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Stockholder, OXiGENE and VaxGen agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of VaxGen or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of VaxGen, with respect to the Merger, the Merger Agreement or any Competing Proposal, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that such Stockholder shall be entitled to so vote: (i) in favor of adoption and approval of the Merger Agreement and all other transactions contemplated by the Merger Agreement as to which stockholders of VaxGen are called upon to vote in favor of or consent to any matter necessary for consummation of the Merger and other transactions contemplated by the Merger Agreement; and (ii) against any Competing Proposal. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article 8 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement or acts of bad faith prior to termination hereof.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of VaxGen that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the record date for determining the VaxGen stockholders entitled to vote with respect to the Merger, whether by the exercise of any stock options or otherwise (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

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4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (a) transfers by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee and (b) as OXiGENE may otherwise agree in writing in its sole discretion.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to OXiGENE and VaxGen as follows:

(a) Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to the Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of OXiGENE and VaxGen, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as set forth on Schedule 1, Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, security interests, pledges or other encumbrances or restrictions of any kind or nature whatsoever (“Liens”) except for any restrictions under applicable securities laws, and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any law, statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder; and

(e) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint OXiGENE with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the

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Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. The Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

7. No Solicitation. From and after the date hereof until the Expiration Date, Stockholder , insofar as such Stockholder is acting in his, her or its capacity as a Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Competing Proposal, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Competing Proposal, (c) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Competing Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby, (d) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to a Competing Proposal, (e) except by reason of this Agreement, become a member of a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to any voting securities of VaxGen that takes any action in support of a Competing Proposal or (f) propose or agree to do any of the foregoing. In the event that Stockholder is a corporation, partnership, trust or other entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7. Nothing in this Section 7 shall restrict any actions permitted under the Merger Agreement by any Stockholder in his or her capacity as an officer or director of VaxGen.

8. Waiver of Appraisal Rights. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable law, including Section 262 of the DGCL in connection with the Merger.

9. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as OXiGENE or VaxGen may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

11. Disclosure. Stockholder hereby agrees that OXiGENE and VaxGen may publish and disclose in the Registration Statement (including all documents and schedules filed with the SEC), the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by OXiGENE or VaxGen as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel.

12. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by nationally-recognized overnight courier (providing proof of delivery) or by electronic mail (providing a copy to be delivered by mail) or by facsimile transmission

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(providing confirmation of transmission) to OXiGENE or VaxGen, as the case may be, in accordance with Section 10.2 of the Merger Agreement and to each Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

13. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Binding Effect and Assignment. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

15. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

16. No Waivers. No waivers of any breach of this Agreement extended by OXiGENE or VaxGen to Stockholder shall be construed as a waiver of any rights or remedies of OXiGENE or VaxGen, as applicable, with respect to any other stockholder of VaxGen who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of VaxGen. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

17. Governing Law; Jurisdiction and Venue. THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in San Francisco, California; (b) if any such action is commended in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with Section 11.

18. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of VaxGen has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the VaxGen Certificate of Incorporation, the transactions contemplated by the

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Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

21. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

22. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (i) do not (x) change the form of consideration, or (y) reduce the Merger Consideration or change the allocation of Merger Consideration among the VaxGen Stockholders in either case in a manner adverse to the Stockholder, or (ii) have been agreed to in writing by Stockholder.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

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EXECUTED as of the date first above written.

STOCKHOLDER

Name:

OXIGENE, INC.

By:
Name:

Title:

VAXGEN, INC.

By:
Name:

Title:

Schedule 1

		Options and
Name:	Shares Owned:	Warrants Held:

Franklin Berger	0	82,500
Paul DeStefano	100,000	48,000
James Panek	19,178	540,000
Lori Rafield, Ph.D.	0	38,000
Kevin Reilly	0	65,000

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of October 14, 2009, is made by and among OXiGENE, Inc., a Delaware corporation (“OXiGENE”), VaxGen, Inc., a Delaware corporation (“VaxGen”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of OXiGENE.

WHEREAS, OXiGENE, OXiGENE Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OXiGENE (“Merger Sub”), VaxGen, and James Panek, as representative of the stockholders of VaxGen, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into VaxGen (the “Merger”);

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of VaxGen and Merger Sub to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, VaxGen and Merger Sub entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Stockholder, OXiGENE and VaxGen agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of OXiGENE or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of OXiGENE, with respect to the Merger or the Merger Agreement, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that such Stockholder shall be entitled to so vote, in favor of adoption and approval of the Merger Agreement and all other transactions contemplated by the Merger Agreement as to which stockholders of OXiGENE are called upon to vote in favor of or consent to any matter necessary for consummation of the Merger and other transactions contemplated by the Merger Agreement. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article 8 thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement or acts of bad faith prior to termination hereof.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of OXiGENE that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the record date for determining the OXiGENE stockholders entitled to vote with respect to the Merger, whether by the exercise of any stock options or otherwise (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

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4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (a) transfers by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee and (b) as VaxGen may otherwise agree in writing in its sole discretion.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to OXiGENE and VaxGen as follows:

(a) Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to the Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of OXiGENE and VaxGen, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as set forth on Schedule 1, Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, security interests, pledges or other encumbrances or restrictions of any kind or nature whatsoever (“Liens”) except for any restrictions under applicable securities laws, and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any law, statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder; and

(e) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint VaxGen with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the

2

Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. The Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

7. Waiver of Appraisal Rights. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable law, including Section 262 of the DGCL in connection with the Merger.

8. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

9. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as OXiGENE or VaxGen may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

10. Disclosure. Stockholder hereby agrees that OXiGENE and VaxGen may publish and disclose in the Registration Statement (including all documents and schedules filed with the SEC), the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by OXiGENE or VaxGen as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel.

11. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by nationally-recognized overnight courier (providing proof of delivery) or by electronic mail (providing a copy to be delivered by mail) or by facsimile transmission (providing confirmation of transmission) to OXiGENE or VaxGen, as the case may be, in accordance with Section 10.2 of the Merger Agreement and to each Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

12. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

13. Binding Effect and Assignment. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

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14. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

15. No Waivers. No waivers of any breach of this Agreement extended by OXiGENE or VaxGen to Stockholder shall be construed as a waiver of any rights or remedies of OXiGENE or VaxGen, as applicable, with respect to any other stockholder of OXiGENE who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of OXiGENE. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

16. Governing Law; Jurisdiction and Venue. THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in San Francisco, California; (b) if any such action is commended in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with Section 11.

17. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

18. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of OXiGENE has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the OXiGENE Certificate of Incorporation, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

19. Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

20. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

21. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (i) do not (x) change the form of consideration, or (y) reduce the Merger Consideration or change the allocation of Merger Consideration among the VaxGen Stockholders in either case in a manner adverse to the Stockholder, or (ii) have been agreed to in writing by Stockholder.

22. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

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EXECUTED as of the date first above written.

STOCKHOLDER

Name:

OXIGENE, INC.

By:

Name:

Title:

VAXGEN, INC.

By:

Name:

Title:

Schedule 1

Stockholder	Shares of Common Stock		Stock Options

David Chaplin	133,100		560,000
c/o: OXiGENE, Inc. Magdalen Centre Robert Robinson Avenue The Oxford Science Park Oxford OX4 4GA United Kingdom Facsimile: +44-01865-784717 E-Mail: dchaplin@oxigene.com

Roy H. Fickling	80,829		0
c/o: Fickling & Company, Inc. 577 Mulberry Street, Suite 1100 P.O. Box 310 Macon, GA 31202-0310 Facsimile: (478) 742-2015 E-Mail: roy@fickling.com

Mark Kessel	0		0
c/o: Symphony Capital LLC 875 Third Avenue, 3rd Floor New York, NY 10022 Facsimile: (212) 632-5401 E-Mail: mark@symphonycapital.com

Arthur B. Laffer	335,570		110,000
c/o: Laffer Associates 2909 Poston Avenue, 2nd Floor Nashville, TN 37203 Facsimile: (615) 320-3806 E-Mail: fscudder@laffer.com

Peter J. Langecker	0		250,000
c/o: OXiGENE, Inc. 701 Gateway Blvd., Suite 210 South San Francisco, CA 94080 Facsimile: (650) 635-7001 E-Mail: plangecker@oxigene.com

James B. Murphy	40,000		295,000
c/o: OXiGENE, Inc. 300 Bear Hill Road Waltham, MA 02451 Facsimile: (781) 547-6800 E-Mail: jmurphy@oxigene.com

William D. Schwieterman	57,191		0
c/o: Tekgenics, Inc. 3901 Point Road Mobile, AL 36619 Facsimile: (251) 662-3493 E-Mail: wds@tekgenics.org

William N. Shiebler	121,002 directly		110,000
P.O. Box 4491	81,000 indirectly	*
Park City, UT 84060 Facsimile: (435) 615-1241 E-Mail: shiebler@gmail.com

Stockholder	Shares of Common Stock	Stock Options

Symphony ViDA Holdings LLC	27,117,118	0
c/o: Symphony Capital Partners, L.P. 875 Third Avenue, 3rd Floor New York, NY 10022 Facsimile: (212) 632-5401 E-Mail: mark@symphonycapital.com Attention: Mark Kessel

Alastair J.J. Wood	0	0
c/o: Symphony Capital LLC 875 Third Avenue, 3rd Floor New York, NY 10022 Facsimile: (212) 632-5401 E-Mail: alastair@symphonycapital.com

*	81,000 shares of OXiGENE common stock are held by Tree Tops Partners, L.P., a limited partnership of which Mr. Shiebler and his wife are the general partners.

EXHIBIT B
LOCK-UP AGREEMENTS

LOCK-UP AGREEMENT

This Lock-Up Agreement (“Agreement”) is being executed and delivered as of October 14, 2009, by              (“Stockholder”) in favor of and for the benefit of OXiGENE, Inc., a Delaware corporation (“Parent”).

Recitals

A. Stockholder is a stockholder, officer, director and/or affiliate of, VaxGen, Inc., a Delaware corporation (the “Company”).

B. Parent, the Company, and OXiGENE Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of October 14, 2009 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”). The Merger Agreement contemplates that, upon consummation of the Merger, Stockholder will receive shares of Parent Common Stock in the Merger and that the Stockholder will be subject to certain restrictions on transfer of such shares as provided herein. Each capitalized term used in this Agreement but not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement.

Agreement

Stockholder, intending to be legally bound, agrees as follows:

1.  Representations and Warranties of Stockholder.  Stockholder represents and warrants to Parent as of the date hereof as follows:

(a) Stockholder is the holder and “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of common stock of the Company set forth beneath Stockholder’s signature on the signature page hereof (the “Company Shares”), and Stockholder has good and valid title to the Company Shares, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature, other than as otherwise restricted under the Securities Act of 1933, as amended (the “Securities Act”) and other applicable securities laws and regulations. Stockholder has the sole right to vote and to dispose of the Company Shares.

(b) Stockholder has read this Agreement and, to the extent Stockholder felt necessary, has discussed with counsel the limitations imposed on Stockholder’s ability to sell, transfer or otherwise dispose of the shares of Parent Common Stock that Stockholder is to receive in the Merger (the “Parent Shares”). Stockholder fully understands the limitations this Agreement places upon Stockholder’s ability to sell, transfer or otherwise dispose of the Parent Shares.

2.  Lock-Up.

(a) Stockholder will not, during the period commencing on the date of the Effective Time of the Merger and, subject to the terms set forth herein, ending 90 days after the Effective Time of the Merger (the “Lock-up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Parent Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Parent Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Parent Shares, in cash or otherwise.

(b) Notwithstanding the foregoing, (i) if Stockholder is an individual, Stockholder may transfer the Parent Shares as a bona fide gift or gifts, by will or intestacy to a member or members of his or her immediate family, to a trust of which the undersigned or an immediate family member is the beneficiary, or to a partnership, the partners of which are exclusively the undersigned and/or a member or members of his or her immediate family and/or a charity and (ii) if Stockholder is a partnership, limited liability company or corporation, Stockholder may transfer the Parent Shares to any of its partners, members, stockholders or affiliates; provided that in the case of any transfer or distribution pursuant to this subparagraph, each donee or distributee shall sign and deliver a lock-up letter substantially in the form hereof.

3.  Prohibitions Against Transfer Relating to Affiliate Status.  Notwithstanding anything to the contrary contained herein, Stockholder agrees that Stockholder shall not effect any sale, transfer or other disposition of any Parent Shares unless: (a) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; (b) such sale, transfer or other disposition is made in conformity with the requirements of Rule 144 under the Securities Act, as evidenced by a broker’s letter and a representation letter executed by Stockholder (reasonably satisfactory in form and content to Parent) stating that such requirements have been met; or (c) counsel reasonably satisfactory to Parent (which may be counsel to Parent) shall have advised Parent in a written opinion letter (reasonably satisfactory in form and content to Parent), upon which Parent may rely, that such sale, transfer or other disposition will be exempt from the registration requirements of the Securities Act.

4.  Stop Transfer Instructions.  Stockholder acknowledges and agrees that stop transfer instructions will be given to Parent’s transfer agent with respect to the Parent Shares until the expiration of the Lock-Up Period.

5.  Independence of Obligations.  The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

6.  Specific Performance.  Stockholder agrees that in the event of any breach or threatened breach by Stockholder of any covenant, obligation or other provision contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to seek: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6, and Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.  Other Agreements.  Nothing in this Agreement shall limit any of the rights, remedies or obligations of Parent under the Merger Agreement, or any of the rights, remedies or obligations of Parent or any of the rights, remedies or obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent; and nothing in the Merger Agreement or in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of Parent or any of the rights, remedies or obligations of Stockholder under this Agreement.

8.  Notices.  Any notice or other communication required or permitted to be delivered to Stockholder or Parent under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such telecopy, in each case to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other party in accordance herewith):

If to Parent:

OXiGENE, Inc.
300 Bear Hill Road
Waltham, MA 02451
Facsimile: (781) 547-6800
E-Mail: jmurphy@oxigene.com
Attention: James B. Murphy, Vice President and CFO

2

With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Facsimile: 617-542-2241
E-Mail: jkravetz@mintz.com
Attention: Jonathan L. Kravetz, Esq.

If to Stockholder:

[                     ]
[                     ]
Facsimile: [          ]
E-Mail: [            ]
Attention: [          ]

Any such notice or communication shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted by registered or certified mail, postage prepaid, return receipt requested.

9.  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.  Applicable Law; Jurisdiction.  THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in San Francisco, California; (b) if any such action is commended in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with Section 8.

11.  Waiver; Termination.  No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy

3

under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. If the Merger Agreement is terminated, this Agreement shall thereupon terminate.

12.  Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

13.  Further Assurances.  Stockholder shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

14.  Entire Agreement.  This Agreement, the Merger Agreement and any Voting Agreement between Stockholder and Parent collectively set forth the entire understanding of Parent and Stockholder relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between Parent and Stockholder relating to the subject matter hereof and thereof.

15.  Non-Exclusivity.  The rights and remedies of Parent hereunder are not exclusive of or limited by any other rights or remedies which Parent may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

16.  Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

17.  Assignment.  This Agreement and all obligations of Stockholder hereunder are personal to Stockholder and may not be transferred or delegated by Stockholder at any time, except in accordance with Section 2(b) of this Agreement. Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity without obtaining the consent or approval of Stockholder.

18.  Binding Nature.  Subject to Section 17, this Agreement will inure to the benefit of Parent and its successors and assigns and will be binding upon Stockholder and Stockholder’s representatives, executors, administrators, estate, heirs, successors and assigns.

19.  Survival.  Each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

4

(Signature)

(Print Name)

Number of Outstanding Shares of Common Stock of the Company Held by Stockholder:

5

LOCK-UP AGREEMENT

This Lock-Up Agreement (“Agreement”) is being executed and delivered as of October 14, 2009, by                           (“Stockholder”) in favor of and for the benefit of OXiGENE, Inc., a Delaware corporation (the “Company”).

Recitals

A. Stockholder is a stockholder, officer, director and/or affiliate of, the Company.

B. The Company, VaxGen, Inc., a Delaware corporation (“VaxGen”), OXiGENE Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and James Panek, as the representative of the stockholders of VaxGen, have entered into an Agreement and Plan of Merger dated as of October 14, 2009 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into VaxGen (the “Merger”). Each capitalized term used in this Agreement but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

C. Stockholder holds shares of common stock of the Company, and will be subject to certain restrictions on transfer of such shares as provided herein.

Agreement

Stockholder, intending to be legally bound, agrees as follows:

1.  Representations and Warranties of Stockholder.   Stockholder represents and warrants to the Company as of the date hereof as follows:

(a) Stockholder is the holder and “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of common stock of the Company set forth beneath Stockholder’s signature on the signature page hereof (the “Company Shares”), and Stockholder has good and valid title to the Company Shares, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature, other than as otherwise restricted under the Securities Act of 1933, as amended (the “Securities Act”) and other applicable securities laws and regulations. Stockholder has the sole right to vote and to dispose of the Company Shares.

(b) Stockholder has read this Agreement and, to the extent Stockholder felt necessary, has discussed with counsel the limitations imposed on Stockholder’s ability to sell, transfer or otherwise dispose of the Company Shares that Stockholder will hold immediately following the Effective Time of the Merger. Stockholder fully understands the limitations this Agreement places upon Stockholder’s ability to sell, transfer or otherwise dispose of the Company Shares.

2.  Lock-Up.

(a) Stockholder will not, during the period commencing on the date of the Effective Time of the Merger and, subject to the terms set forth herein, ending 90 days after the Effective Time of the Merger (the “Lock-up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Company Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Company Shares, in cash or otherwise.

(b) Notwithstanding the foregoing, (i) if Stockholder is an individual, Stockholder may transfer the Company Shares as a bona fide gift or gifts, by will or intestacy to a member or members of his or her immediate family, to a trust of which the undersigned or an immediate family member is the beneficiary, or to a partnership, the partners of which are exclusively the undersigned and/or a member or members of his or her immediate family and/or a charity and (ii) if Stockholder is a partnership, limited liability company or corporation, Stockholder may transfer the Company Shares to any of its partners, members, stockholders or affiliates; provided that in the case of any transfer or distribution pursuant to this subparagraph, each donee or distributee shall sign and deliver a lock-up letter substantially in the form hereof.

3.  Prohibitions Against Transfer Relating to Affiliate Status.   Notwithstanding anything to the contrary contained herein, Stockholder agrees that Stockholder shall not effect any sale, transfer or other disposition of any Company Shares unless: (a) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; (b) such sale, transfer or other disposition is made in conformity with the requirements of Rule 144 under the Securities Act, as evidenced by a broker’s letter and a representation letter executed by Stockholder (reasonably satisfactory in form and content to the Company) stating that such requirements have been met; (c) counsel reasonably satisfactory to the Company (which may be counsel to the Company) shall have advised the Company in a written opinion letter (reasonably satisfactory in form and content to the Company), upon which the Company may rely, that such sale, transfer or other disposition will be exempt from the registration requirements of the Securities Act; or (d) an authorized representative of the U.S. Securities and Exchange Commission (“SEC”) shall have rendered written advice to Stockholder to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to the Company.

4.  Stop Transfer Instructions.   Stockholder acknowledges and agrees that stop transfer instructions will be given to The Company’s transfer agent with respect to the Company Shares until the expiration of the Lock-Up Period.

5.  Independence of Obligations.   The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company, on the other. The existence of any claim or cause of action by Stockholder against the Company shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

6.  Specific Performance.   Stockholder agrees that in the event of any breach or threatened breach by Stockholder of any covenant, obligation or other provision contained in this Agreement, the Company shall be entitled (in addition to any other remedy that may be available to the Company) to seek: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither the Company nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6, and Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.  Other Agreements.   Nothing in this Agreement shall limit any of the rights, remedies or obligations of the Company under the Merger Agreement, or any of the rights, remedies or obligations of the Company or any of the rights, remedies or obligations of Stockholder under any agreement between Stockholder and the Company or any certificate or instrument executed by Stockholder in favor of the Company; and nothing in the Merger Agreement or in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of the Company or any of the rights, remedies or obligations of Stockholder under this Agreement.

8.  Notices.   Any notice or other communication required or permitted to be delivered to Stockholder or the Company under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such telecopy, in

2

each case to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other party in accordance herewith):

If to the Company:

OXiGENE, Inc.
300 Bear Hill Road
Waltham, MA 02451
Facsimile: (781) 547-6800
E-Mail: jmurphy@oxigene.com
Attention: James B. Murphy, Vice President and CFO

With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Facsimile: (617) 542-2241
E-Mail: jkravetz@mintz.com
Attention: Jonathan L. Kravetz, Esq.

If to Stockholder:

Any such notice or communication shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted by registered or certified mail, postage prepaid, return receipt requested.

9.  Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.  Applicable Law; Jurisdiction.   THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in San Francisco, California; (b) if any such action is commended in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return

3

receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with Section 8.

11.  Waiver; Termination.   No failure on the part of the Company to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The Company shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. If the Merger Agreement is terminated, this Agreement shall thereupon terminate.

12.  Captions.   The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

13.  Further Assurances.   Stockholder shall execute and/or cause to be delivered to the Company such instruments and other documents and shall take such other actions as the Company may reasonably request to effectuate the intent and purposes of this Agreement.

14.  Entire Agreement.   This Agreement and the Merger Agreement collectively set forth the entire understanding of the Company and Stockholder relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between the Company and Stockholder relating to the subject matter hereof and thereof.

15.  Non-Exclusivity.   The rights and remedies of The Company hereunder are not exclusive of or limited by any other rights or remedies which The Company may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

16.  Amendments.   This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of The Company and Stockholder.

17.  Assignment.   This Agreement and all obligations of Stockholder hereunder are personal to Stockholder and may not be transferred or delegated by Stockholder at any time, except in accordance with Section 2(b) of this Agreement. The Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity without obtaining the consent or approval of Stockholder.

18.  Binding Nature.   Subject to Section 17, this Agreement will inure to the benefit of the Company and its successors and assigns and will be binding upon Stockholder and Stockholder’s representatives, executors, administrators, estate, heirs, successors and assigns.

19.  Survival.   Each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

4

(Signature)

(Print Name)

Number of Outstanding Shares of Common Stock of The Company Held by Stockholder:

5

EXHIBIT C
CERTIFICATE OF MERGER

CERTIFICATE OF MERGER

merging

OXiGENE MERGER SUB, INC.
(a Delaware corporation)

into

VAXGEN, INC.
(a Delaware corporation)

          , 20

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”), the undersigned corporation does hereby certify as follows:

FIRST:  The name and jurisdiction of formation or organization of each of the constituent corporations is as follows:

Name	Jurisdiction

OXiGENE Merger Sub, Inc.	Delaware
VaxGen, Inc.	Delaware

SECOND:  An Agreement and Plan of Merger dated as of October 14, 2009 (the “Agreement and Plan of Merger”) has been approved, adopted, certified, executed and acknowledged by each of the aforesaid constituent corporations in accordance with the provisions of subsection (c) of Section 251 of the DGCL.

THIRD:  The name of the corporation surviving the merger is “VaxGen, Inc.”, a Delaware corporation (the “Surviving Corporation”).

FOURTH:  The certificate of incorporation of the Surviving Corporation, as now in force and effect, shall continue to be the certificate of incorporation of the Surviving Corporation until amended pursuant to the provisions of the DGCL, provided, however, that notwithstanding the foregoing, Article I of the certificate of incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the Corporation is VaxGen, Inc.”

FIFTH:  The merger is to become effective upon filing this Certificate of Merger with the Secretary of the State of the State of Delaware in accordance with the provisions of Section 103 and 251(c) of the DGCL.

SIXTH:  The executed Agreement and Plan of Merger is on file at 701 Gateway Boulevard, Suite 210, South San Francisco, CA 94080, the place of business of the Surviving Corporation.

SEVENTH:  A copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of each of the aforesaid constituent corporations.

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be signed by an authorized officer as of the date first written above.

VaxGen, Inc.

By:
Name:

Title:

EXHIBIT D
EXCHANGE PROCEDURES

(a)  Exchange Agent.   Prior to the Closing, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”).

(b)  Parent to Provide Merger Consideration.   Prior to the filing of the Certificate of Merger, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time, for exchange through the procedures set forth herein, sufficient shares of Parent Common Stock to be exchanged pursuant to Section 2.7 of the Agreement plus sufficient cash for fractional shares.

(c)  Exchange Procedures.   Promptly (and in any event within five Business Days) after the Effective Time, Parent shall cause to be mailed to each holder of record of a Company Certificate, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent in customary form) and instructions for use in effecting the surrender of the Company Certificates in exchange for the Merger Consideration. Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required pursuant to such instructions, the holder of such Company Certificate shall be entitled to receive promptly in exchange therefor (A) a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive as part of the Merger Consideration and (B) a check for the cash that such holder is entitled to receive, and the Company Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Company Certificate shall be deemed from and after the Closing, for all corporate purposes, to evidence the right to receive upon such surrender the Merger Consideration. Any portion of the shares of Parent Common Stock and cash deposited with the Exchange Agent pursuant to Section (b) above, which remains undistributed to the holders of the shares of Company Common Stock for 12 months after the Closing shall be delivered to Parent, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Exhibit D shall thereafter be entitled to receive from Parent payment of the Merger Consideration and any dividends or distributions with respect to Parent Common Stock to which such holders may be then entitled.

(d)  Distributions With Respect to Unexchanged Shares.   No dividends or other distributions declared or made after the Closing with respect to Parent Common Stock with a record date after the Closing will be paid to the holder of any unsurrendered shares of Company Common Stock with respect to the shares of Parent Common Stock represented thereby, and no cash in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to Law, following surrender of any such Company Certificate, there shall be paid to the holder of record of such Company Certificate representing the whole number of shares of Parent Common Stock to be issued in exchange therefor, without interest, at the time of such surrender, any cash in lieu of fractional shares of Parent Common Stock and any dividends or other distributions with a record date after the Closing theretofore paid with respect to such whole number of shares of Parent Common Stock.

(e)  Transfers of Ownership.   If any certificate for shares of Parent Common Stock or check is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, accompanied by all documents reasonably required to evidence and effect such transfer, and that the stockholder requesting such exchange shall have paid to Parent, or any agent designated by it, any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is otherwise not payable.

(f)  Withholding of Tax.   Parent, Surviving Corporation or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent (or any Affiliate, including the Surviving Corporation) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Parent, Surviving Corporation or the Exchange Agent, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of whom such deduction and withholding were made by Parent.

(g)  Lost Certificates.   If any Company Certificate is lost, stolen or destroyed, upon the making of an affidavit, together with an agreement to indemnify and save harmless the Parent, Surviving Corporation and the Exchange Agent, if requested by them, from all claims, demands, suits, actions, payments, loss, damage, liability, cost and expense (including reasonable attorneys’ fees) to which such Person shall or may be subjected by reason of or in connection with the loss, misplacement or destruction of a Company Certificate, and furnishing to the Parent or the Surviving Corporation without any expense to them, a bond of indemnity, in such form and amount as the Parent or the Surviving Corporation, as applicable, may require, with satisfactory surety or sureties, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

EXHIBIT E

ESCROW AGREEMENT

Final Version

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of [          ], 20[  ] (this “Agreement”), is by and among OXiGENE, Inc., a Delaware corporation (“OXiGENE”), [            ], solely in his capacity as representative of the stockholders of VaxGen, Inc. (the “Stockholder Representative”), and American Stock Transfer & Trust Company, LLC (the “Escrow Agent”). Each capitalized term used in this Agreement but not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement (as defined below). OXiGENE shall provide the Escrow Agent with a true and complete copy of the Merger Agreement for its records and reference.

WHEREAS, OXiGENE, OXiGENE Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OXiGENE (“Merger Sub”), VaxGen, Inc., a Delaware corporation (“VaxGen”), and Stockholder Representative are parties to an Agreement and Plan of Merger, dated as of October   , 2009 (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of Merger Sub with and into VaxGen (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, OXiGENE shall issue and deposit with the Escrow Agent (i) the Lease Liability Shares, of which the FIN 48 Shares are a subset, which are to be held in escrow for the purpose of satisfying OXiGENE’s obligation to issue additional shares of Parent Common Stock to the holders of Company Common Stock outstanding immediately prior to the Closing (the “VaxGen Stockholders”) upon completion of a Lease Facility Settlement as described herein, and (ii) the Emergent Milestone Shares, which are to be held in escrow for the purpose of satisfying OXiGENE’s obligation to issue additional shares of Parent Common Stock to VaxGen Stockholders upon the achievement of an Emergent Event, in each case as hereinafter provided; and

WHEREAS, the parties desire to set forth their understandings with regard to the escrow account established hereunder.

NOW, THEREFORE, in consideration of the promises and agreements of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.  Appointment of Agent.  OXiGENE and the Stockholder Representative hereby appoint the Escrow Agent as their agent to hold in escrow, and to administer the disposition of, the Escrow Fund (as defined below) in accordance with the terms of this Agreement, and the Escrow Agent hereby accepts such appointment.

2.  Stockholder Representative.  Pursuant to Section 9.1 of the Merger Agreement, the Stockholder Representative has been designated to act as the representative, agent and attorney-in-fact for the VaxGen Stockholders and their successors and assigns for all purposes under this Agreement and, after the Effective Time, the Merger Agreement. The Escrow Agent is hereby relieved from any liability to any person for any acts done by the Escrow Agent in accordance with any notice, direction, consent or instruction of or from the Stockholder Representative under this Agreement.

3.  Establishment of Escrow.  At the Effective Time, and in accordance with the terms of the Merger Agreement, OXiGENE shall issue and deliver the Escrowed Shares to a special escrow account established by the Escrow Agent on behalf of OXiGENE and the Stockholder Representative for the benefit of the VaxGen Stockholders (the “Escrow Account”). The Escrowed Shares shall be represented by one or more stock certificates registered in the name of the Escrow Agent or its nominee. Upon receipt of certificates representing such shares of Parent Common Stock, the Escrow Agent shall acknowledge in writing receipt of such certificates to OXiGENE and the Stockholder Representative. Any securities of OXiGENE issued or distributed in respect of or in exchange for any of the Escrowed Shares, whether by way of stock dividends, stock splits or otherwise, shall be issued in the name of the Escrow Agent or its nominee, and shall be delivered to the Escrow Agent, who shall hold such securities in the Escrow Account (such securities being considered Escrowed Shares for the purposes hereof). The Escrow

Agent shall have no responsibility to monitor or compel issuance of any Escrowed Shares in its name, but shall merely hold such shares as are delivered, as provided herein. The Escrowed Shares held in the Escrow Account, together with any further shares that may be deposited in the Escrow Account by OXiGENE and with any securities or other property deposited in the Escrow Account in accordance with Section 4(c) hereof, less any shares released from the Escrow Account and/or cancelled, as the case may be, from time to time in accordance with Section 6 hereof, shall be referred to herein as the “Escrow Fund.” The Escrow Agent agrees to administer the disposition of the Escrow Fund in accordance with the terms and conditions of this Agreement. The Escrow Fund shall be segregated on the books and records of the Escrow Agent from the other assets of the Escrow Agent and shall be held by the Escrow Agent in trust for the benefit of OXiGENE and the VaxGen Stockholders in accordance with the terms and conditions of this Agreement. The Escrow Fund shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto, and shall be held and disbursed solely for the purposes of, and in accordance with the terms and conditions of, this Agreement.

4.  Voting and Rights of Ownership.

(a) The Escrowed Shares held pursuant to this Agreement will be shown as issued and outstanding on the books and records of OXiGENE.

(b) For so long as the Escrowed Shares are held in escrow, the Escrow Agent agrees to vote the Escrowed Shares on any matter for which the Escrowed Shares are eligible to vote such that the votes attached to the Escrowed Shares are voted in a manner consistent with and in the same proportion to the voting of all other shares of Parent Common Stock that were eligible to vote and for which votes were cast in respect of such matter.

(c) Any cash dividends distributed in respect of the Escrowed Shares shall promptly be distributed by the Escrow Agent to the VaxGen Stockholders by check payable to the VaxGen Stockholders in proportion to the number of Escrowed Shares that would be released to the VaxGen Stockholders if the Lease Facility Settlement or the Milestones (as defined below) occurred on the record date for payment of such dividends in accordance with Schedule A hereto. Any non-cash dividend or other distribution on the Escrowed Shares shall be issued in the name of the Escrow Agent or its nominee and deposited with the Escrow Agent to be held in escrow along with the corresponding Escrowed Shares. Any such non-cash dividend or other distribution shall be released from escrow in conjunction with the release from escrow of the corresponding Escrowed Shares and OXiGENE and the Stockholder Representative shall direct the Escrow Agent to do the same in the applicable Release Notice (as defined below). In the event all or a portion of the Escrowed Shares are cancelled, any corresponding dividends or other distributions on such Escrowed Shares not previously distributed to VaxGen Stockholders shall be returned to OXiGENE. If the Escrowed Shares are reclassified, converted or changed into, or exchanged for securities or other property pursuant to a merger, consolidation or other reorganization of OXiGENE after the Effective Time, then such reclassified shares or securities or other property, as the case may be, shall be deposited with the Escrow Agent to be held in escrow and released from escrow and/or cancelled, as the case may be, in conjunction with the terms of this Agreement at the same time and in the same respective amounts as the related Escrowed Shares, assuming for this purpose that such reclassification, merger, consolidation or other reorganization had not been effected.

5.  Tax Matters.

(a) The parties agree solely for U.S. Tax purposes and, to the extent permitted by applicable Law, state and local Tax purposes, (i) the Escrow Account shall be treated as owned by OXiGENE, (ii) any dividend or other distribution on the Escrowed Shares, whether in the form of securities or cash, and any interest and earnings from the investment and reinvestment of any dividends or other distribution on the Escrowed Shares (collectively, “Escrow Earnings”) shall, as of the end of each calendar year and to the extent required by the Internal Revenue Code, be reported as having been earned by OXiGENE, paid to the VaxGen Stockholders as interest for the deferral of a portion of the Merger consideration, and then contributed by the VaxGen Stockholders to the Escrow Account, and (iii) the Escrow Agent does not have any interest in the Escrowed Shares or Escrow Earnings. In accordance with its ownership of the Escrow

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Account, OXiGENE shall report on its Tax Returns and be liable for the payment of, and shall pay when due, all Taxes upon the Escrow Earnings. For Tax reporting purposes, all Escrow Earnings in any Tax year shall be reported as allocated to OXiGENE until the release of the Escrowed Shares to the VaxGen Stockholders or the cancellation of the Escrowed Shares. The Escrow Agent shall report all Escrow Earnings on Form 1099 or other appropriate forms with respect to each calendar year during the term of this Agreement in a manner consistent with the provisions of this Section 5(a).

(b) Each VaxGen stockholder agrees to complete, sign and send to the Escrow Agent, a Form W-9, or Form W-8, as applicable, and any other forms and documents that the Escrow Agent may reasonably request for Tax reporting purposes. Moreover, each VaxGen stockholder acknowledges and agrees that, in the event the Escrow Agent is required to withhold any Taxes, the Escrow Agent shall, upon mutual direction from OXiGENE and the Stockholder Representative, remove such portion of any distribution to such VaxGen Stockholder as is required to be remitted to the Internal Revenue Service in compliance with the Code or to any other applicable Tax authority.

6.  Release/Cancellation of the Escrowed Shares.

(a) Prior to the Effective Time, OXiGENE and the Stockholder Representative will agree upon and deliver Schedule A to the Escrow Agent which shall set forth the number of shares to be released from escrow or cancelled, as the case may be, and shall be completed in accordance with the provisions of Section 2.11 of the Merger Agreement.

(b) Release.

(i) If any Lease Facility Settlement occurs prior to [insert date which is two years following the Closing] (the “Contingent Date”), OXiGENE shall provide the Escrow Agent and Stockholder Representative with written notice signed by the Chief Executive Officer or Chief Financial Officer of OXiGENE (a “Release Notice”) within two (2) Business Days of the date of a Lease Facility Settlement. The Release Notice shall: (i) specify the date of the Lease Facility Settlement; (ii) include a description in reasonable detail of the Lease Facility Settlement, and (iii) provide an irrevocable direction to release the specified number of Lease Liability Shares, if any, in accordance with Section 2.11(b)(ii) of the Merger Agreement to be distributed pursuant to and as set forth in Schedule A hereto, together with any dividends or other distributions or property paid or made in respect of such Lease Liability Shares, to the VaxGen Stockholders.

(ii) If, prior to the Contingent Date, the FIN 48 Shares, which are a subset of the Lease Liability Shares, become due to the holders of Company Common Stock pursuant to Section 2.11(b) of the Merger Agreement, OXiGENE shall provide the Escrow Agent and Stockholder Representative with a Release Notice within two (2) Business Days of such event. The Release Notice shall: (i) specify the date on which such event occurred; (ii) include a description in reasonable detail of the event, and (iii) provide an irrevocable direction to release the specified number of FIN 48 Shares, if any, in accordance with Section 2.11(b) of the Merger Agreement to be distributed pursuant to Schedule A hereto, together with any dividends or other distributions or property paid or made in respect of such FIN 48 Shares, to the VaxGen Stockholders

(iii) If prior to the Contingent Date, an Emergent Event occurs (the “Milestone(s)”) as set forth in Section 2.11(c) of the Merger Agreement, OXiGENE shall provide the Escrow Agent and Stockholder Representative with a Release Notice within two (2) Business Days of the achievement of such Milestone. The Release Notice shall: (i) specify the date on which such Milestone occurred; (ii) include a description in reasonable detail of the Emergent Event, and (iii) provide an irrevocable direction to release the specified number of Emergent Milestone Shares, if any, in accordance with Section 2.11(c) of the Merger Agreement to be distributed pursuant to Schedule A hereto, together with any dividends or other distributions or property paid or made in respect of such Emergent Milestone Shares, to the VaxGen Stockholders.

(iv) OXiGENE, the Stockholder Representative and the Escrow Agent acknowledge and agree that a single Release Notice covering all VaxGen Stockholders and their respective numbers of the Escrowed

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Shares may be provided to the Escrow Agent in lieu of a separate Release Notice for each VaxGen stockholder.

(v) Subject to the provisions of Section 6(d) hereof, upon receipt of a Release Notice, the Escrow Agent shall deliver to the Transfer Agent for delivery to each VaxGen stockholder, within five (5) Business Days, a share certificate registered in the name of the VaxGen stockholder evidencing the Escrowed Shares attributable to such VaxGen stockholder released from escrow in connection with such Release Notice, as well as any dividends, distributions or other property in the Escrow Fund relating thereto. Subject to the provisions of Section 6(d) hereof, if, on a date that Escrowed Shares are to be released, the Escrow Agent holds a stock certificate or other evidence representing more Escrowed Shares than are to be released, the Escrow Agent shall promptly deliver the stock certificate or other evidence to OXiGENE’s transfer agent for such shares and request replacement stock certificates or other evidence in denominations necessary to allow for the delivery to the VaxGen stockholder of the number of Escrowed Shares so released. Promptly after the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the VaxGen stockholder the replacement share certificate or other evidence of the Escrowed Shares released.

(c) Cancellation.

(i) In the event that on the Contingent Date there remains Lease Liability Shares in the Escrow Account, the Escrow Agent shall deliver such Lease Liability Shares to OXiGENE (or its transfer agent) to be cancelled or, in the case of property other than capital stock of OXiGENE, released to OXiGENE, upon written notice from OXiGENE.

(ii) In the event that a Milestone has not occurred prior to the Contingent Date, the Escrow Agent shall deliver the Emergent Milestone Shares to OXiGENE (or its transfer agent) to be cancelled or, in the case of property other than capital stock of OXiGENE, released to OXiGENE upon written notice from OXiGENE.

(iii) Subject to the provisions of Section 6(d) hereof, within five (5) Business Days of the Contingent Date, the Escrow Agent shall deliver to OXiGENE, upon written notice from OXiGENE, the share certificates evidencing the Escrowed Shares to be cancelled (the “Cancelled Escrowed Shares”) pursuant to this Section 6, as well as any dividends or distributions in the Escrow Fund relating thereto. The Cancelled Escrowed Shares shall be deemed to have been cancelled, and all rights of any VaxGen Stockholder associated with the ownership of such shares, including but not limited to the right to receive distributions, shall terminate, immediately on the Contingent Date regardless of when OXiGENE receives the certificates representing such shares. As of the Contingent Date, any Cancelled Escrowed Shares will cease to be shown as issued and outstanding on the books and records of OXiGENE.

(d) If, within three (3) Business Days following receipt of any Release Notice or prior to any scheduled release date of any Escrowed Shares, the Stockholder Representative delivers a written notice to the Escrow Agent and OXiGENE stating its objection to the disbursement of Escrowed Shares and providing, in reasonable detail, the basis for such objection, the Escrow Agent shall not make any delivery of the Escrowed Shares, or any portion thereof, but shall retain such shares until the Escrow Agent shall have either: (i) received joint written instructions signed by OXiGENE and the Stockholder Representative; or (ii) been directed by a binding arbitration order or by an order of a court of competent jurisdiction as to the respective rights of OXiGENE, Stockholder Representative and the VaxGen Stockholders with respect to the Escrowed Shares, in which case the Escrow Agent shall disburse the Escrowed Shares in accordance with such instructions or order as soon as practicable after receipt thereof, unless such instructions or order otherwise provide. Notwithstanding anything to the contrary contained herein, if the Escrow Agent receives a joint written instruction from OXiGENE and the Stockholder Representative as to the disbursement of the Escrowed Shares, the Escrow Agent shall disburse the Escrowed Shares pursuant to such joint written instruction.

(e) The number of Escrowed Shares to be released from escrow or cancelled, as the case may be, in accordance with this Agreement shall be adjusted from time to time to account for any stock dividends,

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stock splits, combinations or other similar recapitalizations affecting Parent Common Stock subsequent to the Effective Time (each such change, a “Capital Change”). In the event that a Capital Change occurs subsequent to the Effective Time and prior to the termination of this Agreement pursuant to Section 8, OXiGENE shall ensure that the number of Escrowed Shares to be released from escrow or cancelled, as the case may be, in accordance with this Agreement takes into account the change in number of Escrowed Shares that occurred as a result of such Capital Change and is adjusted, where necessary, such that the number of Escrowed Shares released from escrow or cancelled, as the case may be, in accordance with this Agreement is equal to that number of Escrowed Shares that would be eligible for release or cancellation, as the case may be, had such Capital Change been given effect immediately prior to the Effective Time. In the event of a Capital Change after the Effective Time, OXiGENE and the Stockholder Representative will prepare a revised Schedule A making proportional adjustments to the numbers of Escrowed Shares thereon to appropriately reflect such Capital Change.

7.  Transfer of Escrowed Shares.

(a) During the term of this Agreement, the interests of the VaxGen Stockholders in the Escrowed Shares shall not be assignable or transferable, except by operation of law or the laws of descent and distribution (and in either case the assignee or transferee shall be subject to the terms and conditions of this Agreement). During the term of this Agreement, the interest of OXiGENE in the Escrowed Shares shall not be assignable or transferable, except by operation of law (and assignee or transferee shall be subject to the terms and conditions of this Agreement).

(b) Each certificate representing Escrowed Shares held in escrow shall have the following legend noted conspicuously thereon:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF THAT CERTAIN ESCROW AGREEMENT DATED [          ], 2009 BY AND AMONG OXIGENE, INC., AMERICAN STOCK TRANSFER AND TRUST COMPANY, AS ESCROW AGENT, AND [          ], AS STOCKHOLDER REPRESENTATIVE. THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ON TRANSFER UNTIL RELEASED FROM SUCH RESTRICTIONS IN ACCORDANCE WITH THE TERMS OF SUCH ESCROW AGREEMENT.

(c) The Escrow Agent is hereby granted the power to effect any transfer of the interest of such VaxGen stockholder in any Escrowed Shares permitted by this Agreement. OXiGENE will cooperate (and cause its transfer agent to cooperate) with the Escrow Agent in promptly issuing stock certificates to effect such transfers (including the cancellation and reissuance of the stock certificates representing cancelled and other Escrowed Shares).

8.  Termination.  This Agreement shall terminate upon the earliest to occur of the following events:

(a) all Escrowed Shares have been either released or cancelled in accordance with Section 6;

(b) OXiGENE and the Stockholder Representative agree in writing to terminate this Agreement, in which case the Escrow Agent shall distribute the Escrowed Shares in accordance with the joint written instructions of OXiGENE and the Stockholder Representative; or

(c) upon termination of the Merger Agreement prior to the Effective Time.

9.  Responsibilities and Liability of Escrow Agent.

(a)  Duties Limited.  The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. The Escrow Agent may perform its duties through its agents and affiliates. The Escrow Agent’s duties shall be determined only with reference to this Agreement and applicable laws and it shall have no implied duties. The Escrow Agent shall not be bound by, deemed to have knowledge of, or have any obligation to make inquiry into or consider, any term or provision of any agreement between OXiGENE, Stockholder Representative, and/or any other third party which may be referred to herein or as to which the escrow relationship created by this Agreement relates.

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(b)  Liability of Escrow Agent.  Except in cases of the Escrow Agent’s bad faith, willful misconduct or gross negligence, the Escrow Agent shall be fully protected (i) in acting in reliance upon any certificate, statement, request, notice, advice, instruction, direction, other agreement or instrument or signature reasonably and in good faith believed by the Escrow Agent to be genuine, (ii) in assuming that any person purporting to give the Escrow Agent any of the foregoing in accordance with the provisions hereof, or in connection with either this Agreement or the Escrow Agent’s duties hereunder, has been duly authorized to do so, and (iii) in acting or refraining from acting in good faith when advised to act or refrain to act, as the case may be, by any counsel retained by the Escrow Agent. The Escrow Agent shall not be liable for any mistake of fact or law or any error of judgment, or for any act or omission, except as a result of its bad faith, willful misconduct or gross negligence. The Escrow Agent shall not be responsible for any loss incurred upon any investment made under circumstances not constituting bad faith, willful misconduct or gross negligence.

Without limiting the generality of the foregoing, it is hereby agreed that in no event will the Escrow Agent and its agents and affiliates be liable for any lost profits or other indirect, special, incidental or consequential damages which the parties may incur or experience by reason of having entered into or relied on this Agreement or arising out of or in connection with the Escrow Agent’s performance of services hereunder, even if the Escrow Agent was advised or otherwise made aware of the possibility of such damages; nor shall the Escrow Agent be liable for acts of God, acts of war, breakdowns or malfunctions of machines or computers, interruptions or malfunctions of communications or power supplies, labor difficulties, actions of public authorities, or any other similar cause or catastrophe beyond the Escrow Agent’s reasonable control.

In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, or shall receive any certificate, statement, request, notice, advice, instruction, direction or other agreement or instrument from any other party with respect to the Escrow Fund which, in the Escrow Agent’s reasonable and good faith opinion, is in conflict with any of the provisions of this Agreement, or shall be advised that a dispute has arisen with respect to the Escrow Fund or any part thereof, the Escrow Agent shall be entitled, without liability to any person, to refrain from taking any action other than to keep safely the Escrow Fund until the Escrow Agent shall be directed otherwise in accordance with Section 6(d) hereof. The Escrow Agent shall be under no duty to institute or defend any legal proceedings, although the Escrow Agent may, in its discretion and at the expense of OXiGENE as provided in Sections 9(c) or 9(d) hereof, institute or defend such proceedings.

(c)  Indemnification of Escrow Agent.  OXiGENE agrees to indemnify the Escrow Agent and its officers, directors, employees, agents, affiliates, successors and assigns for, and to hold it harmless against, any and all claims, suits, actions, proceedings, investigations, judgments, deficiencies, damages, settlements, liabilities and expenses (including reasonable legal fees and expenses of attorneys chosen by the Escrow Agent) as and when incurred, arising out of or based upon any act, omission, alleged act or alleged omission by the Escrow Agent or its officers, directors, employees, agents, affiliates, successors and assigns or any other cause, in any case in connection with the acceptance of, or performance or non-performance by the Escrow Agent of, any of the Escrow Agent’s duties under this Agreement, except as a result of the Escrow Agent’s bad faith, willful misconduct or gross negligence.

(d)  Authority to Interplead.  The parties hereto authorize the Escrow Agent, if the Escrow Agent is threatened with litigation or is sued, to interplead all interested parties in any court of competent jurisdiction and to deposit the Escrow Fund with the clerk of that court. In the event of any dispute hereunder, the Escrow Agent shall be entitled to petition a court of competent jurisdiction and shall perform any acts ordered by such court.

(e)  No Representations.  The Escrow Agent makes no representations as to the validity, value, genuineness, or the collectibility of any security or other document or instrument held by or delivered to the Escrow Agent by or on behalf of the parties hereto.

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10.  Removal and Resignation of Escrow Agent.

(a)  Removal.  OXiGENE and the Stockholder Representative acting together shall have the right to terminate the appointment of the Escrow Agent at any time by giving no less than thirty (30) calendar days’ prior written notice of such termination to the Escrow Agent, specifying the date upon which such termination shall take effect. Thereafter, the Escrow Agent shall have no further obligation hereunder except to hold the Escrow Fund as depositary. OXiGENE and the Stockholder Representative agree that they will jointly appoint a banking corporation, trust company or other financial institution as successor Escrow Agent. The Escrow Agent shall refrain from taking any action until it shall receive joint written instructions from OXiGENE and the Stockholder Representative designating the successor Escrow Agent. The Escrow Agent shall deliver all of the Escrow Fund to such successor Escrow Agent in accordance with such instructions and upon receipt of the Escrow Fund, the successor Escrow Agent shall be bound by all of the provisions hereof.

(b)  Resignation.  The Escrow Agent may resign and be discharged from its duties and obligations hereunder at any time by giving no less than thirty (30) calendar days’ prior written notice of such resignation to OXiGENE and the Stockholder Representative, specifying the date when such resignation will take effect. Thereafter, the Escrow Agent shall have no further obligation hereunder except to hold the Escrow Fund as depository. In the event of such resignation, OXiGENE and the Stockholder Representative agree that they will jointly appoint a banking corporation, trust company, or other financial institution as successor Escrow Agent within thirty (30) calendar days of notice of such resignation. The Escrow Agent shall refrain from taking any action until it shall receive joint written instructions from OXiGENE and the Stockholder Representative designating the successor Escrow Agent. The Escrow Agent shall deliver all of the Escrow Fund to such successor Escrow Agent in accordance with such instructions and upon receipt of the Escrow Fund, the successor Escrow Agent shall be bound by all of the provisions hereof.

11.  General.

(a)  Accounting.  Upon each release or cancellation of any of the Escrowed Shares in the Escrow Fund or the termination of this Agreement, the Escrow Agent shall render to OXiGENE and the Stockholder Representative an accounting in writing of the Escrow Fund and all distributions therefrom.

(b)  Survival.  Notwithstanding anything herein to the contrary, the provisions of Sections 9(b) and 9(c) hereof shall survive any resignation or removal of the Escrow Agent, and any termination of this Agreement.

(c)  Escrow Agent Fees.  The Escrow Agent shall charge a one-time administrative fee of $[          ], and OXiGENE shall be solely liable for the payment of such fee.

(d)  Notices.  All notices under this Agreement shall be transmitted to the respective parties, shall be in writing and shall be considered to have been duly given or served when personally delivered to any individual party, or on the first (1st) Business Day after the date of deposit with an overnight courier for next day delivery, postage paid, or on the third (3rd) Business Day after deposit in the United States Mail, certified or registered, return receipt requested, postage prepaid, or on the date of telecopy, fax or similar telephonic transmission during normal business hours of the recipient, as evidenced by mechanical

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confirmation of such telecopy, fax or telephonic transmission; addressed in all cases to the party at his, her or its address set forth below, or to such other address as such party may hereafter designate:

If to OXiGENE:

OXiGENE, Inc. 300 Bear Hill Road Waltham, MA 02451 Facsimile: (781) 547-6800 E-Mail: jmurphy@oxigene.com
Attention:	James B. Murphy, Vice President and Chief Financial Officer

Copies to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Facsimile: 617-542-2241 E-Mail: jlkravetz@mintz.com Attention: Jonathan L. Kravetz, Esq.

If to the Stockholder Representative: [ ] [ ] Facsimile:[ ]
E-Mail: [           ]
Attention: [        ]

Copies to:

[                    ]
[                    ]
Facsimile: [        ]
E-Mail: [           ]
Attention: [        ]

If to the Escrow Agent:

[                    ]
[                    ]
Facsimile: [        ]
E-Mail: [           ]
Attention: [        ]

Any notice given hereunder may be given on behalf of any party by its counsel or other authorized representative. In all cases the Escrow Agent shall be entitled to rely on a copy or a fax transmission of any document with the same legal effect as it were the original of such document.

(e)  Modifications; Waiver.  Subject to the provisions of Section 6(a) and 6(e) regarding the completion and amendment of Schedule A, this Agreement may not be amended, altered or modified without the express prior written consent of each of the parties hereto. Notwithstanding the preceding sentence, after the Effective Time, Schedule A may only be amended, altered or modified by the parties hereto pursuant to Section 6(e). No course of conduct shall constitute a waiver of any terms or conditions of this Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion.

(f)  Further Assurances.  If at any time the Escrow Agent shall consider or be advised that any further agreements, assurances or other documents are reasonably necessary or desirable to carry out the provisions hereof and the transactions contemplated hereby, the parties hereto shall execute and deliver

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any and all such agreements or other documents, and do all things reasonably necessary or appropriate to carry out fully the provisions hereof.

(g)  Assignment.  This Agreement shall inure to the benefit of and be binding upon the successors, heirs, personal representatives, and permitted assigns of the parties hereto. Neither OXiGENE nor Stockholder Representative may assign this Agreement or any of its rights, interests or obligations without the prior written approval of the other parties. This Agreement may not be assigned by the Escrow Agent, except that upon prior written notice to OXiGENE and the Stockholder Representative, the Escrow Agent may assign this Agreement to an affiliated or successor trust company or other qualified bank entity.

(h)  Section Headings.  The section headings contained in this Agreement are inserted for purposes of convenience of reference only and shall not affect the meaning or interpretation hereof.

(i)  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of OXiGENE, Stockholder Representative and Escrow Agent hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts, and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally with the State of Delaware.

(j)  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[the next page is the signature page]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

OXIGENE, INC.

BY:
NAME:
TITLE:

STOCKHOLDER REPRESENTATIVE

[                         ], solely in his capacity as Stockholder Representative

AMERICAN STOCK TRANSFER & TRUST
COMPANY, LLC, as Escrow Agent

BY:
NAME:
TITLE:

[SIGNATURE PAGE TO ESCROW AGREEMENT]

ANNEX B

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

As of October 14,2009

Board of Directors
OXiGENE, Inc.
701 Gateway Boulevard, Suite 210
South San Francisco, CA 94080

Dear Members of the Board of Directors:

We understand that OXiGENE, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among VaxGen, Inc. (the “Target”), the Company, OXiGENE Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”) and James Panek as the representative of the Target stockholders, pursuant to which, among other things, the Target will merge with Merger Sub (the “Transaction”) and each outstanding share of common stock, par value $0.01 per share (“Target Common Stock”), of the Target will be converted into the right to receive the sum of (a) a number of shares (the “Initial Closing Shares”) of common stock, par value $0.01 per share (“Company Common Stock”), of the Company, equal to the number of Initial Closing Shares (described below) divided by the total number of shares of Target Common Stock outstanding immediately prior to the effective time of the Transaction, and (b) an additional number of shares of Company Common Stock equal to the number of Contingent Value Shares (described below) divided by the total number of shares of Target Common Stock outstanding immediately prior to the effective time of the Transaction. The sum of the Initial Closing Shares and the Contingent Value Shares issued to the holders of Target Common Stock shall be referred to herein as the “Merger Consideration.” The ratio of the Merger Consideration to the total number of shares of Target Common Stock outstanding immediately prior to the effective time of the Transaction shall be referred to herein as the “Exchange Ratio.”

We understand that the number of Initial Closing Shares shall be that number of shares equal to 25% of the sum of (i) the aggregate number of shares of Company Common Stock outstanding immediately prior to the effective time of the Transaction, plus (ii) the aggregate number of shares of Company Common Stock issuable pursuant to or upon conversion of any shares of preferred stock, convertible notes or other securities of the Company convertible into or exchangeable for Company Common Stock outstanding immediately prior to the effective time of the Transaction, if any (other than such shares issuable upon exercise or conversion of Company stock options and Company warrants or the Company’s employee stock purchase program). We further understand that the Initial Closing Shares will be adjusted based upon the Target’s net cash at the closing of the Transaction (the “Closing”) by multiplying the Initial Closing Shares by a fraction, the numerator of which is the Target’s net cash at the Closing as determined in accordance with the Merger Agreement (the “Net Cash at Closing”) and the denominator of which is $33,175,730 (the “Target Net Cash”). We also understand that the maximum aggregate number of Contingent Value Shares is 8,457,548 shares of Company Common Stock. In addition, we understand that the number of Initial Closing Shares is subject to adjustment by (a) increasing the number of Initial Closing Shares based upon the extent to which the Target is able, prior to the Closing, to defease its obligations and liabilities with respect to its Oyster Point Leases (defined below) (such additional shares of Company Common Stock, the “Lease Adjustment Shares”) and (b) increasing the number of Initial Closing Shares based on the extent to which the Target is entitled, prior to the Closing, to certain payments pursuant to the Emergent Purchase Agreement (defined below) (such additional shares of Company Common Stock, the “Emergent Milestone Shares”). We understand that, to the extent that Contingent Value Shares are not added to the number of Initial Closing Shares at the Closing, they will be placed into escrow for a period of up to two years after the Closing to be released to the prior holders of Target Common Stock subject to the satisfaction of the conditions relating thereto. The terms of the Transaction are more fully set forth in the Merger Agreement.

Board of Directors
OXiGENE, Inc.
October 14, 2009

For purposes of this Opinion, we have, at your direction and based upon certain assumptions that you have instructed us to make regarding, among other things, the Net Cash at Closing, the number of Lease Adjustment Shares and the number of Emergent Adjustment Shares, assumed that the Merger Consideration equals 19,611,058 shares of Company Common Stock. We have also assumed, with your consent, that any Contingent Value Shares to be added to the number of Initial Closing Shares prior to the Closing, or released from escrow to the holders of Target Common Stock after the Closing, were, for purposes of our analyses and this Opinion, added or issued, as the case may be, at the Closing.

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair to the Company from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the draft of the Merger Agreement dated October [9], 2009;

2. reviewed the Asset Purchase Agreement, dated as of May 2, 2008 (the “Emergent Purchase Agreement”), between the Target and Emergent BioSolutions, Inc.;

3. reviewed Target’s leases of the real property located at 349 Oyster Point Boulevard, South San Francisco, California and 379 Oyster Point Boulevard, South San Francisco, California (the “Oyster Point Leases”);

4. reviewed certain publicly available business and financial information relating to the Company and the Target that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the potential value to the Target derived from the Emergent Purchase Agreement (the “EPA Forecasts”);

5. reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and the Target made available to us by the Company, including financial projections prepared by the management of the Company (the “Management Projections”) relating to the assessment by the Company as to the products and product candidates of the Company and as to the projected revenues and expenses associated with such products and product candidates;

6. spoken with certain members of the management of the Company regarding the respective business, operations, financial condition and prospects of the Company and the Target, the Transaction and related matters;

7. compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

8. considered the publicly available financial terms of certain transactions that we deemed to be relevant;

9. reviewed the current and historical market prices and trading volumes for the Company’s and the Target’s publicly traded securities;

10. reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

11. conducted such other financial studies., analyses and inquiries, and considered such other information and factors as we deemed appropriate.

Board of Directors
OXiGENE, Inc.
October 14, 2009

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us, including without limitation the Management Projections, have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and its products and product candidates and that such estimates will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. With respect to the EPA Forecasts, we have reviewed and discussed such forecasts with the management of the Company and have assumed, with your consent, that such estimates represent reasonable estimates and judgments of the future amounts to be paid to the Target pursuant to the terms of the Emergent Purchase Agreement and that such forecasts will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have relied upon, without independent verification, the assessments by the management of the Company of the validity of, and risks associated with, the Company’s and Target’s existing and future technologies, intellectual property, products, services and business models. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Target since the date of the most recent financial statements provided to us that would be material to our analyses or this Opinion, and that there is no information or any fact that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay. limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, the Target, or otherwise have an effect on the Company or the Target or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Merger Agreement will not differ in any material respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any independent appraisal of any of the assets, properties or liabilities (fixed, contingent derivative, off-balance-sheet or otherwise) of the Company, the Target or any other party, nor were we provided with any such appraisal.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, Target or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors of the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or

Board of Directors
OXiGENE, Inc.
October 14, 2009

otherwise comment on or consider events occurring after the date hereof. We are not expressing any opinion as to what the value of the Company Common Stock actually will be when issued pursuant to the Transaction or the price or range of prices at which the Company Common Stock may be purchased or sold at any time. We have assumed that the Company Common Stock to be issued in the Transaction to the shareholders of the Target will be listed on the NASDAQ Global Market. The financial markets in general, and the markets for the securities of the Company and Target, in particular, are subject to substantial volatility, and this Opinion does not purport to address potential developments in the financial markets or in the markets for the securities of the Company or Target after the date hereof.

This Opinion is furnished solely for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and may not be relied upon by any other person or used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of the Company, any security holder or any other person as to how to act or vote with respect to any matter relating to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Target, or any other party that may be involved in the Transaction and their respective affiliates.

Houlihan Lokey and certain of its affiliates have in the past provided certain financial advisory services to the Target, for which Houlihan Lokey has received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company and other participants in the Transaction in the future, for which Houlihan Lokey and such affiliates may receive compensation.

In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except as expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-a-vis any other class or group of the Company’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Target or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio, the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal,

Board of Directors
OXiGENE, Inc.
October 14, 2009

regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Company, and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Target and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair to the Company from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

ANNEX C

One Maritime Plaza, 14th Floor
San Francisco, CA 94111

October 14, 2009

Board of Directors
VaxGen Inc.
379 Oyster Point Boulevard
Suite 10
South San Francisco, CA 94080

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of VaxGen Inc. (“VaxGen,” or the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of the Company with OXiGENE Merger Sub, Inc. (“Sub”), an indirect wholly-owned subsidiary of OXiGENE, Inc. (“OXiGENE,” or the “Parent”). Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), among the Company, the Parent, Sub and the Representative (as defined therein), the Company will become a wholly-owned subsidiary of the Parent, and each outstanding share of Company Common Stock will be converted into shares of the Parent’s common stock, par value $0.01 per share (“Parent Common Stock”), based on a fraction, the numerator of which is the Parent Share Amount (as defined in the Merger Agreement) multiplied by 25%, and the denominator of which is the total number of shares of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (such ratio, the “Exchange Ratio”); provided, however, that if VaxGen’s Net Cash at Closing (as defined in the Merger Agreement) is greater than or less than the Target Net Cash (as defined in the Merger Agreement), then the number of shares of Parent Common Stock issuable in the Merger (and, accordingly, the Exchange Ratio) will be subject to potential upward or downward adjustment (the “Net Cash Adjustment”). The Merger Agreement also provides that the holders of the Company Common Stock will be entitled to receive additional shares of Parent Common Stock subject to the satisfaction of certain conditions set forth in the Merger Agreement, which would result in an increase in the Exchange Ratio. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of a draft of the Merger Agreement, dated October 14, 2009, which you provided to us;

(ii) Analyzed certain historical business and financial information relating to VaxGen and OXiGENE;

(iii) Reviewed various financial forecasts and other data provided to us by OXiGENE relating to the business of OXiGENE;

(iv) Reviewed a liquidation analysis of VaxGen provided to us by VaxGen (the “Liquidation Analysis”) and VaxGen’s estimate of Net Cash at Closing;

(v) Held discussions with members of the senior management of VaxGen with respect to the business, prospects and the liquidation analysis of VaxGen, and with members of the senior management of OXiGENE with respect to the business, prospects and financial forecasts of OXiGENE and the effects of the Merger on OXiGENE;

(vi) Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of OXiGENE;

(vii) Reviewed historical stock prices and trading volumes of Company Common Stock and Parent Common Stock; and

(viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

In connection with our review, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Parent or otherwise reviewed by or for us, and we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the Liquidation Analysis, the management of the Company has advised us, and we have assumed, that such analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the potential liquidation value of the Company. With respect to the financial forecasts for the Parent that we have reviewed, the management of the Parent has advised us, and we have assumed, that such analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Parent as to business, prospects and expected future results of operations and financial condition of the Parent. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Merger and the other transactions contemplated by the Merger Agreement have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Parent in the Merger Agreement are and will be true and correct in all respects material to our analysis, and that the final Net Cash Adjustment will not result in a decrease in the number of shares of Parent Common Stock issued in the Merger (or a corresponding decrease in the Exchange Ratio) that would be material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues.

We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Parent or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of VaxGen or OXiGENE or concerning the solvency or fair value of VaxGen or OXiGENE, and we have not been furnished with such valuation or appraisal (other than, in the case of VaxGen, the Liquidation Analysis). You have advised us that there is no current or prospective going concern alternative for VaxGen’s business and have not provided us with any financial forecasts with respect to VaxGen (other than with respect to its estimate of Net Cash at Closing); accordingly we have not performed any discounted cash flow or similar financial analysis of VaxGen. As a result of the financial and operating characteristics of VaxGen as of the date hereof, its financial results are not comparable, for valuation purposes, to those of other companies and transactions. Accordingly, we have not performed a comparable company or comparable transactions analysis with respect to VaxGen.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of the Company. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons, relative to consideration to be received by the holders of the Company Common Stock in the Merger or with respect to the fairness of any such compensation. We do not express any opinion as to the prices at which shares of VaxGen Common Stock or OXiGENE Common Stock may trade at any future time.

In addition, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction, although you have advised us that the Company has previously contacted approximately eighty companies to solicit their interest with respect to a potential merger involving the Company, the potential sale of all or a part of the Company, and certain other alternative transactions. We also note that we did not participate in negotiations with respect to the terms of the Merger.

We will receive a fee for rendering this opinion that is payable upon its delivery, regardless of whether the Merger is ultimately consummated. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger.

The issuance of this opinion has been approved by a fairness opinion committee of Aquilo Partners, L.P. (“Aquilo Partners”). This opinion is for the use and benefit of the Board of Directors of the Company in connection with its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or any other matter. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Aquilo Partners or any of its affiliates be made by the Company or any of its affiliates, without the prior written consent of Aquilo Partners, provided that this opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

AQUILO PARTNERS, L.P.

By:	/s/ John Rumsey
John Rumsey
Managing Director

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence and appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders.

Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13.)

ANNEX E

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
OXiGENE, INC.

It is hereby certified that:

FIRST:	The name of the corporation is OXiGENE, Inc. (the “Corporation”).

SECOND:	The Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking out the first paragraph of Article Fourth in its entirety and by substituting in lieu of the following:

 “FOURTH: The aggregate number of shares of all classes of stock which the Corporation is authorized to issue is One Hundred Ninety Million (190,000,000) shares, of which One Hundred Seventy-Five Million (175,000,000) shares are designated Common Stock, of the par value of One Cent ($0.01) per share, and Fifteen Million (15,000,000) shares are designated Preferred Stock, of the par value of One Cent ($0.01) per share.”

THIRD:	The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, effective as of this     day of          2010.

OXiGENE, Inc.

By:
James B. Murphy
Vice President and Chief Financial Officer

E-1

ANNEX F

■

OXiGENE, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING
OF STOCKHOLDERS TO BE HELD ON [          ] [          ] [          ], 20[     ]

The undersigned hereby appoints Peter J. Langecker and James B. Murphy, and each of them (with full power to act alone), proxies, with full power of substitution, to vote all shares of common stock of OXiGENE, Inc., a Delaware corporation (the “Company”), owned by the undersigned at the 20[  ] Special Meeting of Stockholders of the Company to be held at [          ], on [          ] [          ], 20[  ], at [          ]., local time, and at any and all adjournments or postponements thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED AND, IF NO INSTRUCTIONS TO THE CONTRARY ARE INDICATED, WILL BE VOTED FOR PROPOSAL NOS. 1, 2 AND 3. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF SPECIAL MEETING OF STOCKHOLDERS AND THE PROXY STATEMENT FURNISHED HEREWITH.

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE. YOU MAY REVOKE THIS PROXY AT ANY TIME PRIOR TO THE TAKING OF A VOTE ON THE MATTERS HEREIN.

(Continued and to be signed on reverse side.)

■	■

F-1

F-2

ANNEX G

G-1

G-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Article Ninth of OXiGENE’s restated certificate of incorporation, as amended, provides that, to the fullest extent permitted by the DGCL, a director shall not be personally liable to OXiGENE or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to OXiGENE or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Article IX, Section 3 of OXiGENE’s amended and restated by-laws provides that OXiGENE shall, to the fullest extent permitted by the DGCL, indemnify its directors and may, if authorized by its board of directors, indemnify its officers, employees and agents and any and all persons whom it shall have power to indemnify against any and all expenses, liabilities or other matters.

OXiGENE has entered into agreements to indemnify its directors and officers. These agreements, among other things, will indemnify and advance expenses to OXiGENE’s directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by OXiGENE arising out of such person’s services as OXiGENE’s director or officer, or any other company or enterprise to which the person provides services at OXiGENE’s request.

Under the merger agreement, the combined company will continue to indemnify each of the directors and officers of VaxGen to the fullest extent permitted under the DGCL and, for a period of six years after the merger, will maintain directors’ and officers’ liability insurance for VaxGen’s directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index, which is incorporated by reference in this item.

(b) Financial Statement Schedule

No financial statement schedules are required to be filed herewith.

(c) Reports, Opinions or Appraisals.

The opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is attached as Annex B to the joint proxy statement/prospectus included as part of this registration statement.

The opinion of Aquilo Partners, L.P. is attached as Annex C to the joint proxy statement/prospectus and included as part of this registration statement.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on November 30, 2009.

OXiGENE, Inc.

By:	/s/ Peter J. Langecker
Peter J. Langecker
Chief Executive Officer

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Peter J. Langecker and James B. Murphy, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter J. Langecker Peter J. Langecker	Chief Executive Officer (Principal executive officer)	November 30, 2009

/s/ James B. Murphy James B. Murphy	Vice President and Chief Financial Officer (Principal financial officer and principal accounting officer)	November 30, 2009

/s/ William N. Shiebler William N. Shiebler	Chairman of the Board of Directors	November 30, 2009

/s/ Roy H. Fickling Roy H. Fickling	Director	November 30, 2009

/s/ Mark Kessel Mark Kessel	Director	November 30, 2009

/s/ Arthur B. Laffer Arthur B. Laffer, Ph.D.	Director	November 30, 2009

/s/ William D. Schwieterman William D. Schwieterman	Director	November 30, 2009

/s/ Alastair J.J. Wood Alastair J.J. Wood	Director	November 30, 2009

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger by and among OXiGENE, Inc., OXiGENE Merger Sub, Inc., VaxGen, Inc. and James P. Panek, as representative of VaxGen stockholders, dated as of October 14, 2009. See Annex A to this Registration Statement.(1)
3.1	Restated Certificate of Incorporation of the Registrant.*
3.2	Amended and Restated By-Laws of the Registrant.%%%
3.3	Certificates of Amendment of Certificate of Incorporation, dated June 21, 1995 and November 15, 1996.**
3.4	Certificate of Amendment of Restated Certificate of Incorporation, dated July 14, 2005. !
3.5	Certificate of Amendment of Restated Certificate of Incorporation, dated June 2, 2009. €€€
4.1	Specimen Common Stock Certificate.*
4.2	Form of Warrant, dated as of June 10, 2003, issued to Roth Capital Partners, LLC.&&&
4.3	Warrant for the purchase of shares of common stock, dated February 19, 2008, issued by the Registrant to Kingsbridge Capital Limited.ˆˆˆˆ
4.4	Registration Rights Agreement, dated February 19, 2008, by and between the Registrant and Kingsbridge Capital Limited.ˆˆˆˆ
4.5	Form of Direct Investment Warrant, dated as of October 17, 2008.§
4.6	Registration Rights Agreement by and between the Company and Symphony ViDA Holdings LLC, dated as of October 1, 2008.§
4.7	Amended and Restated Registration Rights Agreement by and between the Company and Symphony ViDA Holdings LLC, dated as of July 2, 2009.€
4.8	Form of Five-year Warrant, dated as of July 15, 2009.€€
4.9	Form of Short-term Warrant, dated as of July 15, 2009.€€
5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1	OXiGENE 1996 Stock Incentive Plan, as amended.+@
10.2	Collaborative Research Agreement, dated as of August 1, 1997, between the Registrant and Boston Medical Center Corporation.***
10.3	Technology Development Agreement, dated as of May 27, 1997, between the Registrant and the Arizona Board of Regents, acting for and on behalf of Arizona State University.***
10.4	Office Lease, dated February 28, 2000, between the Registrant and Charles River Business Center Associates, L.L.C.###
10.5	Research Collaboration and License Agreement, dated as of December 15, 1999, between OXiGENE Europe AB and Bristol-Myers Squibb Company.++
10.6	Employment Agreement between the Registrant and Joel Citron dated as of January 2, 2002.+++#@
10.7	Termination Agreement by and between the Registrant and Bristol-Myers Squibb Company, dated as of February 15, 2002.+++##
10.9	Independent Contractor Agreement For Consulting Services, dated as of April 1, 2001, between Registrant and David Chaplin Consultants, Ltd.#@
10.10	Employment Agreement, dated as of April 1, 2001, between the Registrant and Dr. David Chaplin.#@
10.11	Restricted Stock Agreement for Employees, dated as of January 2, 2002, between the Registrant and Dr. David Chaplin.#@
10.12	Form of Compensation Award Stock Agreement for Non-Employee Directors, dated as of January 2, 2002.#@
10.13	Amendment and Confirmation of License Agreement No. 206-01.LIC, dated as of June 10, 2002, between the Registrant and the Arizona Board of Regents, acting for and on behalf of Arizona State University.#
10.14	License Agreement No. 206-01.LIC by and between the Arizona Board of Regents, acting on behalf of and for Arizona State University, and OXiGENE Europe AB, dated August 2, 1999.&

Exhibit
Number	Description

10.15	Research and License Agreement between the Company and Baylor University, dated June 1, 1999.&
10.16	Agreement to Amend Research and License Agreement between the Company and Baylor University, dated April 23, 2002.&
10.17	“Addendum” to Research and License Agreement between the Company and Baylor University, dated April 14, 2003.&
10.18	License Agreement by and between Active Biotech AB (“Active”) and the Company dated November 16, 2001.&
10.19	License Agreement by and between Active and the Company dated April 23, 2002.&
10.20	Funded Research Agreement by and between the Company and The Foundation Fighting Blindness, effective as of October 30, 2002.&&
10.21	Registration Rights Agreement, dated as of June 10, 2003, among the Registrant and the Purchasers signatory thereto.&&&
10.22	Employment Agreement, dated as of February 23, 2004, between the Registrant and James B. Murphy.%@
10.23	Lease by and between The Realty Associates Fund III and the Registrant, dated as of August 8, 2003.%%
10.24	Sublease by and between Schwartz Communications, Inc. and the Registrant, dated as of March 16, 2004.%%
10.25	Stockholder Rights Agreement.!!
10.26	OXiGENE 2005 Stock Plan.!!!@
10.27	Form of Incentive Stock Option Agreement under OXiGENE 2005 Stock Plan.$@
10.28	Form of Non-Qualified Stock Option Agreement under OXiGENE 2005 Stock Plan.$@
10.29	Form of Restricted Stock Agreement under OXiGENE 2005 Stock Plan.$@
10.30	Lease Modification Agreement No. 1 by and between The Realty Associates Fund III and the Registrant, dated as of May 25, 2005. !!!!
10.31	Second Amendment to Lease by and between BP Prospect Place LLC and the Registrant, dated as of March 28, 2006. $$
10.32	Amendment No. 1 to Employment Agreement, dated as of September 26, 2006, between the Registrant and Joel-Tomas Citron.$$$@
10.33	Employment Agreement, dated as of February 28, 2007, between the Registrant and John Kollins.%%%%@
10.34	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between the Registrant and David Chaplin.%%%%@
10.35	Separation Agreement, dated as of December 4, 2006, between the Registrant and Scott Young.%%%%@
10.36	Amendment No. 2 to Employment Agreement, dated as of July 9, 2007, between the Registrant and Joel-Tomas Citron.ˆ@
10.37	Employment Agreement, dated as of July 27, 2007, between the Registrant and Patricia Walicke.ˆˆ@
10.38	Separation Agreement, dated as of September 21, 2007, between the Registrant and Peter Harris.ˆˆˆ@
10.39	Common Stock Purchase Agreement, dated February 19, 2008, by and between the registrant and Kingsbridge Capital Limited.ˆˆˆˆ
10.40	Technology License Agreement by and between the Company and Symphony ViDA Holdings LLC, dated as of October 1, 2008.§+++
10.41	Novated and Restated Technology License Agreement by and among the Company, Symphony ViDA, Inc. and Symphony ViDA Holdings LLC, dated as of October 1, 2008.§+++
10.42	Stock and Warrant Purchase Agreement by and between the Company and Symphony ViDA Holdings LLC, dated as of October 1, 2008.§+++
10.43	Purchase Option Agreement by and among the Company, Symphony ViDA, Inc. and Symphony ViDA Holdings LLC, dated as of October 1, 2008.§

Exhibit
Number	Description

10.44	Additional Funding Agreement by and among the Company, Symphony ViDA, Inc., Symphony ViDA Investors LLC and Symphony ViDA Holdings LLC, dated as of October 1, 2008.§
10.45	Amendment No. 1 to the Stockholder Rights Agreement by and between the Company and American Stock Transfer & Trust Company, dated as of October 1, 2008.§
10.46	Form of Indemnification Agreement between the Company and its Directors.§§@
10.47	OXiGENE, Inc. Amended and Restated Director Compensation Policy. §§@
10.48	Separation Agreement between the Company and Dr. Chin, dated as of October 22, 2008.§§@
10.49	Amendment No. 3 to Employment Agreement by and among the Company and Mr. Citron, dated as of October 22, 2008.§§@
10.50	Amendment No. 1 to Employment Agreement by and between the Company and Mr. Kollins, dated as of December 16, 2008.§§§@
10.51	409A Amendment to Employment Agreement by and between the Company and Dr. Chaplin, dated as of December 30, 2008. §§§§@
10.52	409A Amendment to Employment Agreement by and between the Company and Mr. Kollins, dated as of December 27, 2008. §§§§@
10.53	409A Amendment to Employment Agreement by and between the Company and Mr. Murphy, dated as of December 30, 2008. §§§§@
10.54	409A Amendment to Employment Agreement by and between the Company and Dr. Walicke, dated as of December 31, 2008. §§§§@
10.55	Amendment No. 2 to Employment Agreement by and between the Company and Dr. Chaplin, dated as of January 20, 2009. §§§§@
10.56	Amendment No. 2 to Employment Agreement by and between the Company and Mr. Murphy, dated as of January 20, 2009. §§§§@
10.57	Research and Development Agreement by and between the Company and Symphony ViDA Holdings LLC, dated as of October 1, 2008. §§§§+++
10.58	Amended and Restated Research and Development Agreement by and among the Company, Symphony ViDA Holdings LLC and Symphony ViDA, Inc., dated as of October 1, 2008. §§§§+++
10.59	Lease between Broadway 701 Gateway Fee LLC, A Delaware Limited Liability Company, as Landlord, and the Company, as Tenant, dated October 10, 2008. §§§§
10.60	Office Lease Agreement, dated April 21, 2009, between the Registrant and King Waltham LLC. §§§§§
10.61	Separation Agreement between OXiGENE and Dr. Walicke dated as of June 10, 2009. $$$$@
10.62	Employment Agreement by and between the Company and Dr. Langecker, dated as of June 10, 2009. $$$$$@
10.63	Amended and Restated Purchase Option Agreement by and among the Company, Symphony ViDA, Inc. and Symphony ViDA Holdings LLC, dated as of July 2, 2009.€
10.64	Termination Agreement by and among the Company, Symphony ViDA Holdings LLC, Symphony ViDA Investors LLC and Symphony ViDA, Inc., dated as of July 2, 2009.€
10.65	Form of Voting Agreement by and among OXiGENE, Inc., VaxGen, Inc. and certain VaxGen stockholders, dated as of October 14, 2009. £
10.66	Form of Voting Agreement by and among VaxGen, Inc., OXiGENE, Inc., and certain OXiGENE stockholders, dated as of October 14, 2009.£
10.67	Amendment No. 2 to Stockholder Rights Agreement by and between OXiGENE, Inc. and American Stock Transfer & Trust Company, LLC, dated as of October 14, 2009. £
10.68	Separation Agreement between OXiGENE, Inc. and John A. Kollins, dated as of October 28, 2009.££@
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).

Exhibit
Number	Description

24.1	Power of Attorney (see signature page).
99.1	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
99.2	Consent of Aquilo Partners, L.P.
99.3	Consent of Franklin M. Berger
99.4	Consent of Lori F. Rafield

*	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file no. 33-64968) and any amendments thereto.

**	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

***	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

****	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

#	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

##	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

###	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

####	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

+	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (file no. 333-92747) and any amendments thereto.

++	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 28, 1999.

&	Incorporated by reference to Amendment No. 3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

&&	Incorporated by reference to Amendment No. 4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

&&&	Incorporated by reference to the Registrant’s Registration Statement on Form S-3 (file no. 333-106307) and any amendments thereto.

&&&&	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

%	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

%%	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

!	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (file no. 333-126636) and any amendments thereto.

!!	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A, dated March 30, 2005 and any amendments thereto.

!!!	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 11, 2005.

!!!!	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

$	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

$$	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

$$$	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on September 29, 2006.

%%%	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 20, 2007.

%%%%	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

ˆ	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 11, 2007.

ˆˆ	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on August 1, 2007.

ˆˆˆ	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

ˆˆˆˆ	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on February 21, 2008.

§	Incorporated by reference to the Registrant’s Amendment No. 1 to its Current Report on Form 8-K/A, filed on October 10, 2008.

§§	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 24, 2008.

§§§	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 22, 2008.

§§§§	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

§§§§§	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

$$$$	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on June 12, 2009.

$$$$$	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on June 17, 2009.

€	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 7, 2009.

€€	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 15, 2009.

€€€	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

£	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 16, 2009.

££	Incorporated by reference to the Registrant’s Amendment to its Current Report on Form 8-K/A, filed on November 2, 2009.

+++	Confidential treatment requested as to certain portions of the document, which portions have been omitted and filed separately with the Securities and Exchange Commission.

@	Management contract or compensatory plan or arrangement.

(1)	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and/or exhibits have been omitted from the Agreement and Plan of Merger. OXiGENE will furnish copies of any such schedules or exhibits to the Securities and Exchange Commission upon request.